As submitted confidentially with the Securities and Exchange Commission on June 5, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MoneyHero Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	7389	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

+65 9899 9173

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joey Chau Jesse Sheley Joseph Raymond Casey Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852-3761-3300	Steve Lin Kirkland & Ellis International LLP 58th Floor, China World Tower A No. 1 Jian Guo Men Wai Avenue Beijing 100004, P.R. China	Jonathan B. Stone, Esq. Rajeev P. Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the share offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED                 , 2023

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

Bridgetown Holdings Limited

and

PROSPECTUS FOR UP TO                CLASS A ORDINARY SHARES,                WARRANTS

AND                CLASS A ORDINARY SHARES ISSUABLE UPON EXERCISE OF WARRANTS

OF

MoneyHero Limited

The board of directors of Bridgetown Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Bridgetown”) has, upon the recommendation of a special committee formed by the board of directors (the “Bridgetown Special Committee”), approved the Business Combination Agreement, dated May 25, 2023 (as it may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among MoneyHero Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Bridgetown, Gemini Merger Sub 1 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Bridgetown Merger Sub”), Gemini Merger Sub 2 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“CGCL Merger Sub”) and CompareAsia Group Capital Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“CGCL”), pursuant to which (i) Bridgetown shall merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo (the “Initial Merger”) and (ii) following the Initial Merger, CGCL Merger Sub shall merge with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger,” and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). The Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. At the consummation of the Business Combination, PubCo’s amended and restated memorandum and articles of association, as amended (the “Amended PubCo Articles”) shall be substantially in the form attached to this proxy statement/prospectus as Annex B.

The board of directors of Bridgetown (the “Bridgetown Board”) formed the Bridgetown Special Committee on January 5, 2023, consisting of all of the members of the Bridgetown Board other than Mr. Daniel Wong, to evaluate and make any decision on behalf of the full Bridgetown Board with respect to the Business Combination. Mr. Wong, who is a Senior Vice President at Pacific Century (as defined herein), which indirectly holds a substantial equity interest in CGCL, and is a former director of CGCL, is not a member of the Bridgetown Special Committee, was not permitted to attend any meetings of the Bridgetown Special Committee, and has recused himself from discussions of the Bridgetown Board about the Business Combination and voting of the Bridgetown Board on matters related to the Business Combination. The Bridgetown Special Committee further retained counsel independent of Bridgetown. The Bridgetown Special Committee obtained a third-party fairness opinion from its independent financial advisor, Houlihan Capital, LLC (“Houlihan Capital”), dated May 24, 2023, to the effect that the Business Combination, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, is fair to Bridgetown and the unaffiliated shareholders of Bridgetown, from a financial point of view.

Bridgetown shareholders are being asked to consider a vote upon the Business Combination and certain proposals related thereto as described in this proxy statement/prospectus. As a result of, and upon consummation of, the Business Combination, each of Bridgetown Merger Sub and CGCL shall be a wholly-owned subsidiary of PubCo, and PubCo shall become a new public company owned by the prior shareholders of Bridgetown and holders of CGCL’s shares, warrants and options. PubCo has applied for listing, to be effective upon the consummation of the Initial Merger, of its Class A ordinary shares, par value $0.0001 per share (“PubCo Class A Ordinary Shares”) and warrants to purchase PubCo Class A Ordinary Shares (“PubCo Warrants”) on the Nasdaq Stock Market (“Nasdaq”) under the symbols “MNY” and “MNYWW,” respectively.

Dual-headquartered in Singapore and Hong Kong, MoneyHero Group, formerly known as the Hyphen Group or CompareAsia Group, is a leading personal finance aggregation and comparison company in Greater Southeast Asia, operating in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia with respective local market brands. Hong Kong is a special administrative region of the People’s Republic of China (the “PRC”). The MoneyHero Group conducts business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; and (iv) CAG Regional Limited, which provides technology regional support services, including legal, human resources and finance functions, to group companies. In 2021 and 2022, approximately 29.4% and 32.7% of the MoneyHero Group’s total revenue was derived from Hong Kong, respectively. Any changes in the economic, social and political conditions in Hong Kong, any escalation in political and trade tensions, including those involving the U.S., China and Hong Kong, and incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong, may have a widespread effect on the business operations of the MoneyHero Group’s Hong Kong subsidiaries, which could in turn materially affect the MoneyHero Group’s business, financial condition and results of operations. The future development of national security laws and regulations in Hong Kong also could materially impact the MoneyHero Group’s business by possibly triggering sanctions or other harmful measures. For a more detailed description on the related risks, see “Risks Related to the MoneyHero Group’s Business and Industry—Risks Related to Doing Business in Hong Kong—Potential political and economic instability in Hong Kong may adversely impact our results of operations” and “Risks Related to the MoneyHero Group’s Business and Industry—Risks Related to Doing Business in Hong Kong—The future development of national security laws and regulations in Hong Kong also could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business.”

The MoneyHero Group does not currently have any subsidiaries or business operations in mainland China, generate any revenue from mainland China, provide its products or services in mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in mainland China. According, the MoneyHero Group’s management believes, based on their experience, that the laws and regulations of the PRC do not currently have any material impact on the MoneyHero Group’s business operations and that the PRC government currently does not exert direct oversight and discretion over the manner in which the MoneyHero Group conducts its business activities. However, because of the MoneyHero Group’s substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if PRC laws and regulations were to become applicable to the MoneyHero Group’s business in Hong Kong, or if the MoneyHero Group were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, its operations may be materially and adversely affected, PubCo’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of PubCo’s securities could significantly decline or become worthless, which would materially affect the interests of the MoneyHero Group’s investors. For a more detailed description on the related risks, see “Risks Related to the MoneyHero Group’s Business and Industry—Risks Related to Doing Business in Hong Kong—The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of PubCo’s securities or PubCo’s ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us,” “Risks Related to the MoneyHero Group’s Business and Industry—Risks Related to Doing Business in Hong Kong—The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of PubCo’s securities or PubCo’s ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us,” “Risks Related to the MoneyHero Group’s Business and Industry—Risks Related to Doing Business in Hong Kong—Our Hong Kong subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations,” and “Risks Related to the MoneyHero Group’s Business and Industry—Risks Related to Doing Business in Hong Kong—The approval of, or submission of filings with, the CSRC may be required in connection with the Business Combination,” and “The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of the PRC or companies that operate in, or generate revenue from, mainland China must conduct their business activities. As we do not have any operations in or revenue from mainland China or any subsidiary incorporated under the laws of the PRC, we believe that the laws and regulations of the PRC do not currently have any material impact on our business operations, and the PRC government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, because of our substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of PubCo’s securities to significantly decline or become worthless, which would materially affect the interests of our investors.”

Pursuant to the Business Combination Agreement, at the effective time of the Initial Merger (the “Initial Merger Effective Time”): (i) each Bridgetown unit (“Unit”) (each consisting of one Class A ordinary share, par value $0.0001 per share, of Bridgetown (“Bridgetown Class A Ordinary Share”) and one-third of one Bridgetown redeemable warrant included as part of such unit (together with warrants of Bridgetown issued to Bridgetown LLC (the “Sponsor”) in previous private placements, the “Bridgetown Warrant”)) issued and outstanding immediately prior to the Initial Merger Effective Time) shall be automatically separated and the holder thereof shall be deemed to hold one Bridgetown Class A Ordinary Share and one-third of a Bridgetown Warrant; provided that no fractional Bridgetown Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional Bridgetown Warrant upon such separation, the number of Bridgetown Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Bridgetown Warrants; (ii) immediately following the separation of each Unit, (a) each Bridgetown Class A Ordinary Share (excluding Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that validly exercise their redemption rights, Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that exercise and perfect their relevant dissenters’ rights and Bridgetown treasury shares) issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one PubCo Class A Ordinary Share, where each PubCo Class A Ordinary Share shall entitle its holder to one vote on all matters subject to vote at general meetings of PubCo, (b) each Bridgetown Class B ordinary share, par value $0.0001 per share (“Bridgetown Class B Ordinary Share” or “Founder Shares,” collectively with the Bridgetown Class A Ordinary Shares, the “Bridgetown Shares”) issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one Class B ordinary share of PubCo, par value $0.0001 per share, where each PubCo Class B Ordinary Share shall entitle its holder to 10 votes on all matters subject to vote at general meetings of PubCo (the “PubCo Class B Ordinary Share,” collectively with PubCo Class A Ordinary Shares, the “PubCo Ordinary Shares”), and (c) the outstanding portion of any loan made to Bridgetown by the Sponsor (collectively, the “Working Capital Loans”) immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding; and (iii) each Bridgetown Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Bridgetown Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share, subject to substantially the same terms and conditions as in effect prior to Initial Merger Effective Time.

In addition, pursuant to the Business Combination Agreement, at the effective time of the Acquisition Merger (the “Acquisition Effective Time”): (i) each issued and outstanding ordinary share and preference share of CGCL (collectively, “CGCL Shares”) (excluding such shares for which their shareholders exercise and perfect their relevant dissenters’ rights and CGCL treasury shares) immediately prior to the Acquisition Effective Time shall be cancelled in exchange for the right to receive 0.307212 newly issued PubCo Class A Ordinary Share; (ii) each outstanding option to purchase CGCL Shares under an incentive plan of CGCL immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into an option in respect of such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the Business Combination Agreement, (iii) the unexercised portion of the Existing Call Option (as defined in this proxy statement/prospectus) immediately prior to the Acquisition Effective Time shall, automatically and without any required action on the part of PCCW Media International Limited (“PMIL”), be assumed by PubCo and converted into a call option of PubCo (“PubCo Call Option”) under the call option agreement, dated May 25, 2023, between PubCo and PMIL (the “PubCo Call Option Agreement”), and (iv) each warrant to purchase Class A ordinary shares of CGCL (“CGCL Class A Warrant”) and each warrant to purchase Class C ordinary shares of CGCL (“CGCL Class C Warrant,” and together with CGCL Class A Warrants, “CGCL Warrant”) outstanding immediately prior to the Acquisition Effective Time shall cease to be a warrant with respect to CGCL Shares and be assumed by PubCo and converted into a PubCo Warrant to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed, PubCo Class A Warrant Instrument, PubCo Class C-1 Warrant Instrument or PubCo Class C-2 Warrant Instrument (each as defined in the business Combination Agreement), as applicable. Immediately after the Acquisition Effective Time and without any action on the part of any holder of PubCo Class A Ordinary Shares, PubCo shall take all actions necessary (including the execution and delivery of all required authorizations, instructions, documents and other instruments) to redesignate each PubCo Class A Ordinary Share that was exchanged from a preference share of CGCL into one validly issued, fully paid and non-assessable preference share of PubCo, par value US$0.0001 per share (“PubCo Preference Share”). As of the date of this proxy statement/prospectus, the total issued and outstanding CGCL Shares comprise (i) 2,655,171 Class A ordinary shares of CGCL of a nominal or par value of $0.0001 each (the “CGCL Class A Ordinary Shares”), each with one vote per share, (ii) 2,058,932 Class B ordinary shares of CGCL of a nominal or par value of $0.0001 each (the “CGCL Class B Ordinary Shares”), each with two votes per share, and (iii) 15,488,498 preference shares of CGCL of a nominal or par value of $0.0001 each (the “CGCL Preference Shares”), each with one vote per share. In addition, as of the date of this proxy statement/prospectus, there are an aggregate of 20,067,574 CGCL Class A Warrants and 27,179,790 CGCL Class C Warrants issued and outstanding. For details on the transactions involved in the Business Combination, see the sections titled “The Business Combination Proposal” and “The Initial Merger Proposal.”

Immediately after the consummation of the Business Combination, the outstanding share capital of PubCo will consist of PubCo Class A Ordinary Shares, PubCo Class B Ordinary Shares and PubCo Preference Shares. Each holder of PubCo Class A Ordinary Shares is entitled to one vote per share and each holder of PubCo Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote. PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time by the holder thereof. Holders of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares have the same rights except for voting and conversion rights. Certain Bridgetown shareholders have irrevocably instructed PubCo pursuant to the Share Conversion Instruction Letters to convert the PubCo Class B Ordinary Shares to be received by such Bridgetown shareholders in connection with the Business Combination into PubCo Class A Ordinary Shares immediately following the Acquisition Merger, whereupon such Bridgetown shareholders shall hold no PubCo Class B Ordinary Shares immediately following such conversion. Each PubCo Preference Ordinary Share is convertible into a number of PubCo Class A Ordinary Shares at any time at the option of the holder thereof at a ratio described in this proxy statement/prospectus. Each PubCo Preference Share is entitled to a number of votes equal to the number of PubCo Class A Ordinary Shares (rounded down to the nearest whole number) into which such PubCo Preference Share is convertible as of the record date for such vote or, if there is no specified record date, as of the date of such vote.

Upon the consummation of the Business Combination, the Sponsor, the sole member of which is indirectly wholly owned by Mr. Richard Tzar Kai Li (“Mr. Li”), is expected to hold 29.83% of the equity interest and 70.26% of the voting power in PubCo if no Bridgetown Class A Ordinary Share is redeemed in connection with the Business Combination (not taking into account of any PubCo Class A Ordinary Shares issuable upon exercise of warrants). As a result of the Sponsor’s majority ownership and voting power, which would give it the ability to control the outcome of certain matters submitted to PubCo shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this proxy statement/prospectus), PubCo is expected to qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, PubCo will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. PubCo currently does not intend to take advantage of these exemptions, subject to application of its home country corporate governance practices as outlined below. However, there can be no guarantee that this may not change going forward. For more details on related risks, see “Risk Factors—Risks Related to PubCo and Its Securities—Upon our listing on Nasdaq, we expect to be a controlled company within the meaning of the Nasdaq rules and, as a result, would qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.”

Immediately following the Business Combination, PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act of 1934, as amended (the “Exchange Act”) and will therefore exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD. In addition, as a foreign private issuer, PubCo is permitted to follow certain corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, PubCo is not required to have a majority of its board of directors consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. PubCo intends to follow its home country’s corporate governance practices as long as it remains a foreign private issuer. As a result, PubCo’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. For more details on related risks, see “Risk Factors—Risks Related to PubCo and Its Securities—PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such PubCo will be exempt from certain provisions applicable to United States domestic public companies” and “As a foreign private issuer, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards applicable to domestic U.S. companies. These practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq’s corporate governance standards,” and “PubCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.”

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus shall be presented at an extraordinary general meeting of shareholders of Bridgetown (the “Extraordinary General Meeting”) scheduled to be held on                , 2023.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting of Bridgetown shareholders. We encourage you to carefully read this entire document. You should, in particular, carefully consider the risk factors described in “Risk Factors” beginning on page 73 of this proxy statement/prospectus.

After careful consideration, the Bridgetown Special Committee resolved that the Business Combination is advisable and fair to and in the best interests of Bridgetown and the unaffiliated shareholders of Bridgetown and recommended that the Bridgetown Board authorize and approve the Business Combination Agreement and the Business Combination. The Bridgetown Special Committee also resolved to recommend that the Bridgetown Board (i) propose that an extraordinary general meeting of the shareholders of Bridgetown be convened for the purpose of the shareholders authorizing and approving the Business Combination and the transactions contemplated thereby, including the Business Combination, and (ii) recommend that the Bridgetown shareholders authorize and approve the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination. After careful consideration, and upon the recommendation of the Bridgetown Special Committee, the Bridgetown Board approved the Business Combination and recommend that shareholders vote “FOR” the adoption of the Business Combination Proposal, “FOR” the Initial Merger Proposal and “FOR” the Adjournment Proposal, if presented. Samuel Altman did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board due to his travel schedule. Daniel Wong did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board because he recused himself from discussions of the Bridgetown Board about the Business Combination and voting of the Bridgetown Board on matters related to the Business Combination due to his Senior Vice President role at Pacific Century, which indirectly holds a substantial equity interest in CGCL, and his former role as a director of CGCL. When you consider the recommendation of these proposals by the Bridgetown Board, you should keep in mind that members of the Bridgetown Board, the Sponsor and its affiliates, and certain other advisors of Bridgetown have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

This proxy statement/prospectus is dated                , 2023 and is first being mailed to Bridgetown shareholders on or about                , 2023.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/ prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by PubCo, Bridgetown or the MoneyHero Group. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of PubCo, Bridgetown or the MoneyHero Group since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

BRIDGETOWN HOLDINGS LIMITED

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Dear Bridgetown Holdings Limited Shareholders:

You are cordially invited to attend the extraordinary general meeting (the “Extraordinary General Meeting”) of Bridgetown Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Bridgetown”), at    AM                time, on                , 2023 at                and virtually at https://www.cstproxy.com/bridgetownholdings/2023, and on such other date and at such other place to which the meeting may be adjourned. While as a matter of Cayman Islands law we are required to have a physical location for the meeting, we are pleased to utilize virtual shareholder meeting technology to provide ready access and cost savings for Bridgetown shareholders and Bridgetown. The virtual meeting format allows attendance from any location in the world.

The Extraordinary General Meeting will be held for the following purpose:

1.

to consider and vote upon a proposal, which is referred to herein as the “The Business Combination Proposal,” to approve the business combination and other transactions (and related transaction documents) contemplated by the Business Combination Agreement, dated May 25, 2023 (as it may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among MoneyHero Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Bridgetown, Gemini Merger Sub 1 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Bridgetown Merger Sub”), Gemini Merger Sub 2 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“CGCL Merger Sub”) and CompareAsia Group Capital Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“CGCL”). The Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

2.

to consider and vote upon a proposal to approve and authorize, by special resolution, assuming the Business Combination Proposal is approved and adopted, the Initial Merger (as defined below) and the Plan of Initial Merger by and among Bridgetown and Bridgetown Merger Sub in the form attached to this proxy statement/prospectus as Annex C (the “Initial Merger Proposal”); and

3.	to consider and approve, if presented, a proposal to adjourn the Extraordinary General Meeting to a later date or dates (the “Adjournment Proposal”).

The Business Combination Proposal and, if presented, the Adjournment Proposal shall require approval by the Bridgetown shareholders as an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. The Initial Merger Proposal shall require approval by the Bridgetown shareholders as a special resolution, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. Only holders of record of Bridgetown Shares at the close of business on              , 2023 (the “record date”) are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting.

As further described in this proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:

1.	(i) Bridgetown shall merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo (the “Initial Merger”)

and (ii) following the Initial Merger, CGCL Merger Sub shall merge with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger,” and together with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”);

2.

at the effective time of the Initial Merger (the “Initial Merger Effective Time”): (i) each Bridgetown unit (“Unit”) (each consisting of one Class A ordinary share, par value $0.0001 per share, of Bridgetown (“Bridgetown Class A Ordinary Share”) and one-third of one Bridgetown redeemable warrant included as part of such unit (the “Bridgetown Warrant”)) issued and outstanding immediately prior to the Initial Merger Effective Time shall be automatically separated and the holder thereof shall be deemed to hold one Bridgetown Class A Ordinary Share and one-third of a Bridgetown Warrant; provided that no fractional Bridgetown Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional Bridgetown Warrant upon such separation, the number of Bridgetown Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Bridgetown Warrants; (ii) immediately following the separation of each Unit, (a) each Bridgetown Class A Ordinary Share (excluding Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that validly exercise their redemption rights, Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that exercise and perfect their relevant dissenters’ rights and Bridgetown treasury shares) issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one Class A ordinary share of PubCo, par value $0.0001 per share (“PubCo Class A Ordinary Shares”), (b) each Bridgetown Class B ordinary share, par value $0.0001 per share (“Bridgetown Class B Ordinary Share,” collectively with the Bridgetown Class A Ordinary Shares, the “Bridgetown Shares”) issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one Class B ordinary share of PubCo, par value $0.0001 per share (the “PubCo Class B Ordinary Share,” collectively with PubCo Class A Ordinary Shares, the “PubCo Ordinary Shares”), and (c) the outstanding portion of any loan made to Bridgetown by Bridgetown LLC (the “Sponsor”) (collectively, the “Working Capital Loans”) immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding; and (iii) each Bridgetown Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Bridgetown Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share, subject to substantially the same terms and conditions as in effect prior to Initial Merger Effective Time.

3.

at the effective time of the Acquisition Merger (the “Acquisition Effective Time”): (i) each issued and outstanding ordinary share and preference share of CGCL (collectively, “CGCL Shares”) (excluding such shares for which their shareholders exercise and perfect their relevant dissenters’ rights and CGCL treasury shares) immediately prior to the Acquisition Effective Time shall be cancelled in exchange for the right to receive 0.307212 of a newly issued PubCo Class A Ordinary Share; (ii) each outstanding option to purchase CGCL Shares under an incentive plan of CGCL immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into an option in respect of such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the Business Combination Agreement, (iii) the unexercised portion of the Existing Call Option (as defined in this proxy statement/prospectus) immediately prior to the Acquisition Effective Time shall, automatically and without any required action on the part of PCCW Media International Limited (“PMIL”), be assumed by PubCo and converted into a call option of PubCo under the call option agreement, dated May 25, 2023, between PubCo and PMIL (the “PubCo Call Option Agreement”), and (iv) each warrant to purchase Class A ordinary shares of CGCL (“CGCL Class A Warrant”) and each warrant to purchase Class C ordinary shares of CGCL (“CGCL Class C Warrant”) outstanding immediately prior to the Acquisition Effective Time shall cease to be a warrant with respect to CGCL

Shares and be assumed by PubCo and converted into a PubCo Warrant to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed, PubCo Class A Warrant Instrument, PubCo Class C-1 Warrant Instrument or PubCo Class C-2 Warrant Instrument (each as defined in the business Combination Agreement), as applicable. Immediately after the Acquisition Effective Time and without any action on the part of any holder of PubCo Class A Ordinary Shares, PubCo shall take all actions necessary (including the execution and delivery of all required authorizations, instructions, documents and other instruments) to redesignate each PubCo Class A Ordinary Share that was exchanged from a preference share of CGCL into one validly issued, fully paid and non-assessable preference share of PubCo, par value US$0.0001 per share. As of the date of this proxy statement/prospectus, the total issued and outstanding CGCL Shares comprise (i) 2,655,171 Class A ordinary shares of CGCL of a nominal or par value of $0.0001 each (the “CGCL Class A Ordinary Shares”), each with one vote per share, (ii) 2,058,932 Class B ordinary shares of CGCL of a nominal or par value of $0.0001 each (the “CGCL Class B Ordinary Shares”), each with two votes per share, and (iii) 15,488,498 preference shares of CGCL of a nominal or par value of $0.0001 each (the “CGCL Preference Shares”), each with one vote per share. In addition, as of the date of this proxy statement/prospectus, there are an aggregate of 20,067,574 CGCL Class A Warrants and 27,179,790 CGCL Class C Warrants issued and outstanding.

Under the Business Combination Agreement, the approval of the Business Combination Proposal and the Initial Merger Proposal by the requisite vote of Bridgetown shareholders is a condition to the consummation of the Business Combination. If either of these proposals is not approved by Bridgetown shareholders, the Business Combination shall not be consummated.

The Adjournment Proposal, if adopted, shall allow the chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates, if necessary. In no event shall Bridgetown solicit proxies to adjourn the Extraordinary General Meeting or consummate the Business Combination and related transactions beyond the date by which it may properly do so under Bridgetown’s amended and restated memorandum and articles of association, as amended (the “Bridgetown Articles”) and the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”). The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Business Combination and related transactions. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Each of these proposals is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

In connection with the Business Combination, certain related agreements have been entered into prior to the closing of the Business Combination, including the Company Holders Support Agreement, Sponsor Support Agreement, Registration Rights Agreement, Assignment, Assumption and Amendment Agreement, Working Capital Loan Capitalization Agreement, Fee Letter, Non-Redemption Deeds, CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed, PubCo Class A Warrant Instrument, PubCo Class C-1 Warrant Instrument, PubCo Class C-2 Warrant Instrument, PubCo Call Option Agreement and Share Conversion Instruction Letters (each as defined in this proxy statement/prospectus). See the section titled “The Business Combination Proposal—Related Agreements” in this proxy statement/prospectus for more information.

Pursuant to the Bridgetown Articles, holders of Bridgetown Class A Ordinary Shares (the “Bridgetown Public Shareholders”) may request that Bridgetown redeem all or a portion of such public shares for cash in connection with the completion of the Business Combination. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Bridgetown Public Shareholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Bridgetown Public Shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Bridgetown will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in a trust account established in connection with its initial public offering (the “Trust Account”) as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Bridgetown. For illustrative purposes, as of April 30, 2023, this would have amounted to approximately $10.19 per issued and outstanding share. If a Bridgetown Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See the section titled “Extraordinary General Meeting of Bridgetown Shareholders—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a Bridgetown Public Shareholder, together with any affiliate of such Bridgetown Public Shareholder or any other person with whom such Bridgetown Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a Bridgetown Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor, each Bridgetown director and certain other advisors of Bridgetown to whom Sponsor has transferred Bridgetown Shares have agreed to, among other things, vote all of their Bridgetown Shares in favor of the proposals being presented at the Extraordinary General Meeting and waive their redemption rights with respect to their Bridgetown Shares in connection with the consummation of the Business Combination. As of the date of this proxy statement/prospectus, Sponsor owns approximately 41.30% of the issued and outstanding Bridgetown Shares and the Bridgetown directors and certain other advisors of Bridgetown collectively own approximately 8.33% of the issued and outstanding Bridgetown Shares. The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such closing condition. In addition, in no event will Bridgetown redeem public shares in an amount that would cause Bridgetown’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

The board of directors of Bridgetown (the “Bridgetown Board”) formed a special committee (the “Bridgetown Special Committee”) on January 5, 2023, consisting of all of the members of the Bridgetown Board other than Mr. Daniel Wong, to evaluate and make any decision on behalf of the full Bridgetown Board with respect to the Business Combination. Mr. Wong, who is a Senior Vice President at Pacific Century (as defined herein), which indirectly holds a substantial equity interest in CGCL, and is a former director of CGCL, is not a member of the Bridgetown Special Committee, was not permitted to attend any meetings of the Bridgetown Special Committee, and has recused himself from discussions of the Bridgetown Board about the Business Combination and voting of the Bridgetown Board on matters related to the Business Combination. The Bridgetown Special Committee further retained counsel independent of Bridgetown. The Bridgetown Special Committee obtained a third-party fairness opinion from its independent financial advisor, Houlihan Capital, LLC, dated May 24, 2023, to the effect that the Business Combination, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view.

Bridgetown is providing this proxy statement/prospectus and accompanying proxy card to Bridgetown shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments of the Extraordinary General Meeting. Information about the Extraordinary General Meeting, the Business Combination and other related business to be considered by Bridgetown shareholders at the Extraordinary General Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the Extraordinary General Meeting, all of Bridgetown shareholders should read this proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 73 of this proxy statement/prospectus.

After careful consideration, the Bridgetown Special Committee resolved that the Business Combination is advisable and fair to and in the best interests of Bridgetown and the unaffiliated shareholders of Bridgetown and recommended that the Bridgetown Board authorize and approve the Business Combination Agreement and the Business Combination. The Bridgetown Special Committee also resolved to recommend that the Bridgetown Board (i) propose that an extraordinary general meeting of the shareholders of Bridgetown be convened for the purpose of the shareholders authorizing and approving the Business Combination and the transactions contemplated thereby, including the Business Combination, and (ii) recommend that the Bridgetown shareholders authorize and approve the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination. After careful consideration, and upon the recommendation of the Bridgetown Special Committee, the Bridgetown Board approved the Business Combination and recommend that shareholders vote “FOR” the adoption of the Business Combination Proposal, “FOR” the Initial Merger Proposal and “FOR” the Adjournment Proposal, if presented. Samuel Altman did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board due to his travel schedule. Daniel Wong did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board because he recused himself from discussions of the Bridgetown Board about the Business Combination and voting of the Bridgetown Board on matters related to the Business Combination due to his Senior Vice President role at Pacific Century, which indirectly holds a substantial equity interest in CGCL, and his former role as a director of CGCL. When you consider the recommendation of these proposals by the Bridgetown Board, you should keep in mind that members of the Bridgetown Board, the Sponsor and its affiliates, and certain other advisors of Bridgetown have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

The approval of the Business Combination Proposal will require an ordinary resolution under the Bridgetown Articles, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. The approval of the Initial Merger Proposal will require a special resolution under the Cayman Companies Act, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. The approval of the Adjournment Proposal if presented will require an ordinary resolution under the Bridgetown Articles, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Extraordinary General Meeting, please sign, date, vote and return the enclosed proxy card as soon as possible in the envelope provided to make sure that your shares are represented at the Extraordinary General Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly counted. The Business Combination will be consummated only if the Business Combination Proposal and the Initial Merger Proposal are approved at the Extraordinary General Meeting. Each of the Business Combination Proposal and the Initial Merger Proposal is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary

General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR BRIDGETOWN SHARES BE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS BEFORE THE SCHEDULED DATE OF THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES SHALL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER, BANK OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF BRIDGETOWN SHAREHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of Bridgetown’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Matt Danzeisen

Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                , 2023, and is first being mailed to shareholders on or about                , 2023.

BRIDGETOWN HOLDINGS LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON                , 2023

TO THE SHAREHOLDERS OF BRIDGETOWN HOLDINGS LIMITED:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of Bridgetown Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Bridgetown”), will be held at    AM                time, on            , 2023 at                and virtually at https://www.cstproxy.com/bridgetownholdings/2023. You are cordially invited to attend the Extraordinary General Meeting, to conduct the following items of business and/or consider, and if thought fit, approve the following resolutions:

1.

Proposal No. 1—the Business Combination Proposal—RESOLVED, as an ordinary resolution, that the Business Combination Agreement, dated as of May 25, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among MoneyHero Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Bridgetown, Gemini Merger Sub 1 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Bridgetown Merger Sub”), Gemini Merger Sub 2 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“CGCL Merger Sub”) and CompareAsia Group Capital Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“CGCL”), and the transactions contemplated therein, including the business combination pursuant to which (i) Bridgetown shall merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo (the “Initial Merger”) and (ii) following the Initial Merger, CGCL Merger Sub shall merge with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo (collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) be confirmed, ratified and approved in all respects;

2.

Proposal No. 2—the Initial Merger Proposal—RESOLVED, as a special resolution, that Bridgetown be and is hereby authorized to merge with and into Bridgetown Merger Sub so that Bridgetown Merger Sub be the surviving company and all the undertaking, property and liabilities of Bridgetown vest in Bridgetown Merger Sub by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands;

RESOLVED, as a special resolution, that the plan of merger in the form attached to the accompanying proxy statement/prospectus as Annex C (the “Plan of Initial Merger”) be and is hereby authorized, approved and confirmed in all respects;

RESOLVED, as a special resolution, that Bridgetown be and is hereby authorized to enter into the Plan of Initial Merger; and

3.

Proposal No. 3—the Adjournment Proposal—RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting, is hereby approved in all respects.

Under the Business Combination Agreement, the approval of the Business Combination Proposal and the Initial Merger Proposal by the requisite vote of Bridgetown shareholders is a condition to the consummation of the Business Combination. If either of these proposals is not approved by Bridgetown shareholders, the Business Combination shall not be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus. The Business Combination is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of Bridgetown ordinary shares (“Bridgetown Shares”)

at the close of business on                , 2023 are entitled to notice of the meeting and to vote at the meeting and any adjournments or postponements of the meeting.

The accompanying proxy statement/prospectus and proxy card is being provided to Bridgetown shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournment of the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, all of Bridgetown’s shareholders are urged to read the proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 73 of the proxy statement/prospectus.

After careful consideration, the Bridgetown Special Committee resolved that the Business Combination is advisable and fair to and in the best interests of Bridgetown and the unaffiliated shareholders of Bridgetown and recommended that the Bridgetown Board authorize and approve the Business Combination Agreement and the Business Combination. The Bridgetown Special Committee also resolved to recommend that the Bridgetown Board (i) propose that an extraordinary general meeting of the shareholders of Bridgetown be convened for the purpose of the shareholders authorizing and approving the Business Combination and the transactions contemplated thereby, including the Business Combination, and (ii) recommend that the Bridgetown shareholders authorize and approve the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination. After careful consideration, and upon the recommendation of the Bridgetown Special Committee, the Bridgetown Board approved the Business Combination and recommend that shareholders vote “FOR” the adoption of the Business Combination Proposal, “FOR” the Initial Merger Proposal and “FOR” the Adjournment Proposal, if presented. Samuel Altman did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board due to his travel schedule. Daniel Wong did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board because he recused himself from discussions of the Bridgetown Board about the Business Combination and voting of the Bridgetown Board on matters related to the Business Combination due to his Senior Vice President role at Pacific Century, which indirectly holds a substantial equity interest in CGCL, and his former role as a director of CGCL. When you consider the recommendation of these proposals by the Bridgetown Board, you should keep in mind that members of the Bridgetown Board, the Sponsor and its affiliates, and certain other advisors of Bridgetown have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The Business Combination Proposal— Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to Bridgetown’s amended and restated memorandum and articles of association, as amended (the “Bridgetown Articles”), holders of Bridgetown’s Class A ordinary shares who have not otherwise waived their redemption rights may request of Bridgetown that Bridgetown redeem all or a portion of its Bridgetown Shares for cash if the Business Combination is consummated. As a holder of Bridgetown Shares, you will be entitled to receive cash for any Bridgetown Shares to be redeemed only if, prior to                on                , 2023 (two business days before the Extraordinary General Meeting), you:

•	hold Bridgetown Shares;

•

submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Bridgetown’s transfer agent, in which you (a) request that Bridgetown redeem all or a portion of your Bridgetown Shares for cash, and (b) identify yourself as the beneficial holder of the Bridgetown Shares and provide your legal name, phone number and address; and

•	deliver share certificates (if any) and other redemption forms (as applicable) to Continental, Bridgetown’s transfer agent, physically or electronically through The Depository Trust Company.

Holders of Bridgetown Shares must complete the procedures for electing to redeem their public shares in the manner described above prior to                on                , 2023 (two business days before the Extraordinary General Meeting) in order for their Bridgetown Class A Ordinary Shares to be redeemed.

If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Bridgetown Public Shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Bridgetown will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in a trust account established in connection with its initial public offering (the “Trust Account”) as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Bridgetown.

For illustrative purposes, as of April 30, 2023, this would have amounted to approximately $10.19 per issued and outstanding share less any owed but unpaid taxes on the funds in the Trust Account. There are currently no owed but unpaid income taxes on the funds in the Trust Account. However, the proceeds deposited in the Trust Account could become subject to the claims of Bridgetown’s creditors, if any, which would have priority over the claims of Bridgetown shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. It is expected that the funds to be distributed to Bridgetown shareholders electing to redeem their shares shall be distributed promptly after the consummation of the Business Combination.

A holder of Bridgetown Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), may not seek to have more than 15% of the aggregate shares redeemed without the consent of Bridgetown. Under the Bridgetown Articles, the Business Combination may not be consummated if Bridgetown has net tangible assets of less than $5,000,001 either immediately prior to or upon consummation of the Business Combination after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of Bridgetown Shares.

Any request for redemption, once made by a holder of shares, may not be withdrawn once submitted to Bridgetown unless the Board of Directors of Bridgetown determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may or may not do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental, Bridgetown’s transfer agent, prior to the vote taken on the Business Combination Proposal at the Extraordinary General Meeting. No request for redemption shall be honored unless the holder’s share certificates (if any) and other redemption forms (as applicable) have been delivered (either physically or electronically) to Continental, at least two business days prior to the vote at the Extraordinary General Meeting.

If you exercise your redemption rights, then you will be exchanging your Bridgetown Shares for cash and shall not be entitled to receive any share of PubCo upon consummation of the Business Combination.

Bridgetown LLC (the “Sponsor”) has, pursuant to the Sponsor Support Agreement (as defined in the accompanying proxy statement/prospectus), agreed to, among other things, vote all of its Bridgetown Shares in favor of the proposals being presented at the Extraordinary General Meeting and waive its redemption rights with respect to its Bridgetown Shares in connection with the consummation of the Business Combination. As of the date of the proxy statement/prospectus, Sponsor owns approximately 41.30% of the issued and outstanding Bridgetown Shares. See the section titled “The Business Combination Proposal—Related Agreements—Sponsor Support Agreement and Deed” in the proxy statement/prospectus for more information related to the Sponsor Support Agreement.

The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

All Bridgetown shareholders are cordially invited to attend the Extraordinary General Meeting. To ensure your representation at the Extraordinary General Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible by following the instructions provided in the accompanying proxy statement/prospectus and on the enclosed proxy card. If you are a shareholder of record of Bridgetown Shares, you may also cast your vote by means of remote communication at the Extraordinary General Meeting by navigating to                  and entering the control number on your proxy card. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote by means of remote communication you must obtain a proxy from your broker or bank and a control number from Continental.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Extraordinary General Meeting, please sign, date, vote and return the enclosed proxy card as soon as possible in the envelope provided to make sure that your shares are represented at the Extraordinary General Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly counted. The Business Combination will be consummated only if the Business Combination Proposal and the Initial Merger Proposal are approved at the Extraordinary General Meeting. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Thank you for your participation. We look forward to

your continued support.

By Order of the Board of Directors

Matt Danzeisen

Chairman

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person. Your attention is directed to the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC at 333 Ludlow Street, 5th Floor, South Tower, Stamford CT 06902, USA, or by emailing BTWN.info@investor.morrowsodali.com.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR BRIDGETOWN SHARES BE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS BEFORE THE SCHEDULED DATE OF THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES SHALL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU NEED TO INSTRUCT THE ACCOUNT

EXECUTIVE AT YOUR BROKER, BANK OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF BRIDGETOWN SHAREHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

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ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning Bridgetown, without charge, by written request to Morrow Sodali LLC, our proxy solicitor, by calling +1 (800) 662-5200 or +1 (203) 658-9400, or by emailing BTWN.info@investor.morrowsodali.com, or from the SEC through the SEC website at http://www.sec.gov.

In order for Bridgetown shareholders to receive timely delivery of the documents in advance of the Extraordinary General Meeting of Bridgetown to be held on                , 2023 you must request the information no later than five business days prior to the date of the Extraordinary General Meeting, by                , 2023.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or the “SEC,” by PubCo, constitutes a prospectus of PubCo under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the PubCo Shares to be issued to Bridgetown shareholders and certain CGCL shareholders, if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, with respect to the Extraordinary General Meeting of Bridgetown shareholders at which Bridgetown shareholders shall be asked to consider and vote upon proposals to approve the Business Combination Proposal and the Initial Merger Proposal (as defined herein) and to adjourn the meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt the Business Combination Proposal or the Initial Merger Proposal.

References to “U.S.$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In particular, in certain cases, percentage changes are based on a comparison of the actual values recorded in the relevant financial statements and not rounded values shown in this proxy statement/prospectus.

INDUSTRY AND MARKET DATA

This proxy statement/prospectus contains estimates, projections and other information concerning the industry in which MoneyHero Group operates, including market size and growth of the markets in which it participates, that are based on industry publications and estimates, reports and forecasts prepared by its management. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The sources of certain statistical data, estimates and forecasts contained in this proxy statement/prospectus include independent industry reports from:

•	e-Conomy SEA 2019 and 2022 reports by Google, Temasek and Bain & Company;

•	2021 Financial Inclusion Survey of the Bangko Sentral ng Pilipinas (BSP); and

•	Similarweb.

Industry reports, publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In some cases, we do not expressly refer to the sources from which this data is derived. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. This information involves a number of assumptions and limitations and are subject to a variety of risks and uncertainties, including those described under “Risk Factors.” Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

MoneyHero Group has proprietary rights to the trademarks used in this proxy statement/prospectus that are important to its business, many of which are registered under applicable intellectual property laws. This proxy statement/prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that MoneyHero Group will not assert, to the fullest extent permitted under applicable law, its rights or the right of the applicable licensor to these trademarks, trade names and service marks. MoneyHero Group does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of MoneyHero Group by, any other parties.

PRESENTATION OF FINANCIAL INFORMATION

Bridgetown

The historical financial statements of Bridgetown were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and are denominated in U.S. Dollars.

CGCL

CGCL’s audited consolidated financial statements for the years ended December 31, 2022 and 2021 and as of December 31, 2022 and 2021, included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are reported in U.S. dollars. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

Various places in this proxy statement/prospectus refer to certain non-IFRS financial measures, which are more fully explained in “Selected Historical Financial Data of the MoneyHero Group.” The presentation of non-IFRS information is not meant to be considered in isolation or as a substitute for CGCL’s audited consolidated financial results prepared in accordance with IFRS.

PubCo

PubCo was incorporated on March 21, 2023, for the sole purpose of effectuating the transactions described herein. PubCo has no material assets and does not operate any businesses. Accordingly, no financial statements of PubCo have been included in this proxy statement/prospectus.

Immediately following the Business Combination, PubCo will qualify as a foreign private issuer and will prepare its consolidated financial statements in accordance with IFRS. Accordingly, the unaudited pro forma condensed combined financial statements that are presented in this proxy statement/prospectus have been prepared in accordance with IFRS and denominated in U.S. Dollars. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, PubCo will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of CGCL issuing shares at the Closing for the net assets of Bridgetown as of the Closing Date, accompanied by a recapitalization. The net assets of Bridgetown will be stated at historical cost, with no goodwill or other intangible assets recorded.

CGCL has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

(i)	CGCL has the ability to nominate the majority of the members of the board of directors;

(ii)	CGCL’s senior management is the senior management of the post-combination company; and

(iii)	CGCL is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 since Bridgetown does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of PubCo Shares issued over the fair value of Bridgetown’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of CGCL and Bridgetown.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires in this document:

“Acquisition Merger” means the merger between CGCL and CGCL Merger Sub, with CGCL being the surviving company;

“Acquisition Merger Closing,” “Acquisition Closing” or “Closing” means the closing of the Acquisition Merger;

“Assignment, Assumption and Amendment Agreement” means the amendment, dated May 25, 2023, to that certain warrant agreement, dated October 15, 2020, by and among PubCo, Bridgetown and Continental (“Existing Warrant Agreement”), to be effective upon the closing of the Initial Merger, pursuant to which, among other things, Bridgetown agrees to assign all of its rights, interests and obligations in and under the Existing Warrant Agreement to PubCo;

“Assumed Option” means options to purchase PubCo Class A Ordinary Shares under an incentive equity plan to be adopted by PubCo at Closing;

“Bridgetown” means Bridgetown Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“Bridgetown Articles” means the amended and restated memorandum and articles of association of Bridgetown, dated October 13, 2022;

“Bridgetown Board” means the board of directors of Bridgetown;

“Bridgetown Class B Shareholders” means Sponsor, Daniel Wong, Steven Teichman, John R. Hass, Samuel Altman, In Joon Hwang and Kenneth Ng;

“Bridgetown Merger Sub” means Gemini Merger Sub 1 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“Bridgetown Public Shareholders” means holders of Bridgetown Class A Ordinary Shares issued as part of the units issued in Bridgetown’s initial public offering;

“Bridgetown Public Warrant” means the warrants issued to Bridgetown Public Shareholders as part of the units issued in Bridgetown’s initial public offering;

“Bridgetown Special Committee” means a special committee formed by the Bridgetown Board on January 5, 2023, consisting of all of the members of the Bridgetown Board other than Mr. Daniel Wong, to evaluate and make any decision on behalf of the full Bridgetown Board with respect to the Business Combination;

“Business Combination” means the Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement;

“Business Combination Agreement” means the business combination agreement, dated May 25, 2023, (as it may be amended, supplemented, or otherwise modified from time to time), by and among PubCo, Bridgetown Merger Sub, CGCL Merger Sub, Bridgetown and CGCL;

“Business Combination Transactions” means, collectively, the Initial Merger, the Acquisition Merger and each of the other transactions contemplated by the Business Combination Agreement, the Company Holders

Support Agreement and Deed, Sponsor Support Agreement and Deed, Registration Rights Agreement, Assignment, Assumption and Amendment Agreement, Working Capital Loan Capitalization Agreement, Fee Letter, Non-Redemption Deeds, CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed, PubCo Class A Warrant Instrument, PubCo Class C-1 Warrant Instrument, PubCo Class C-2 Warrant Instrument, PubCo Call Option Agreement, the Share Conversion Instruction Letters and any other related agreements, documents or certificates entered into or delivered pursuant thereto;

“Cayman Companies Act” means Cayman Companies Act (As Revised);

“CGCL” means CompareAsia Group Capital Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, CompareAsia Group Capital Limited and its subsidiaries and consolidated affiliated entities;

“CGCL Class A Ordinary Shares” means the shares of CGCL designated as Class A ordinary shares, of a nominal or par value of $0.0001, each with one vote per share;

“CGCL Class A Warrant” means warrants to purchase CGCL Class A Ordinary Shares issued pursuant to the CGCL Class A Warrant Instrument;

“CGCL Class A Warrant Instrument” means the instrument by way of deed poll for CGCL Class A Warrants executed by CGCL, dated October 14, 2022, as amended by an addendum instrument, dated April 13, 2023, and as further amended and restated by the CGCL Class A Warrant Supplemental Deed, and as may further be amended, supplemented and/or restated from time to time in accordance with the Business Combination Agreement;

“CGCL Class A Warrant Supplemental Deed” means the supplemental deed in relation to the CGCL Class A Warrant Instrument, pursuant to which each CGCL Class A Warrant that is outstanding immediately prior to the Acquisition Effective Time will automatically be cancelled and converted into the right to receive a number of PubCo Warrants as determined in accordance with the Business Combination Agreement and the CGCL Class A Warrant Supplemental Deed;

“CGCL Class B Ordinary Shares” means the shares of CGCL designated as Class B ordinary shares, of a nominal or par value of $0.0001, each with two votes per share, which shall automatically be converted into the same number of CGCL Class C Ordinary Shares immediately upon the full or partial exercise of CGCL Class C Warrants;

“CGCL Class C Ordinary Shares” means the shares of CGCL designated as Class C ordinary shares, of a nominal or par value of $0.0001, each with ten votes per share;

“CGCL Class C Warrant” means warrants to purchase CGCL Class C Ordinary Shares issued pursuant to the CGCL Class C Warrant Instrument;

“CGCL Class C Warrant Instrument” means the instrument by way of deed poll for CGCL Class C Warrants executed by CGCL, dated October 14, 2022, as amended and restated by a supplemental deed, dated December 23, 2022, as further amended and restated by the CGCL Class C Warrant Supplemental Deed, and as may further be amended, supplemented and/or restated from time to time in accordance with the Business Combination Agreement;

“CGCL Class C Warrant Supplemental Deed” means the supplemental deed in relation to the CGCL Class C Warrant Instrument, pursuant to which each CGCL Class C Warrant that is outstanding immediately prior to the Acquisition Effective Time will automatically be cancelled and converted into the right to receive a number of PubCo Warrants as determined in accordance with the Business Combination Agreement and the CGCL Class C Warrant Supplemental Deed;

“CGCL Merger Sub” means Gemini Merger Sub 2 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“CGCL Option” means an option to purchase one Class D ordinary share of CGCL;

“CGCL Preference Shares” means the shares of CGCL designated as preference shares, of a nominal or par value of $0.0001, each with one vote per share;

“China” or “PRC,” in each case, means the People’s Republic of China, excluding, solely for the purpose of this proxy statement/prospectus, Taiwan. The term “Chinese” has a correlative meaning for the purpose of this proxy statement/prospectus;

“Closing Date” means the date of the Closing;

“Company Holders Support Agreement” means the company holders support agreement and deed, dated May 25, 2023, by and among Bridgetown, PubCo, CGCL and certain of the shareholders of CGCL, pursuant to which (i) certain CGCL shareholders who in the aggregate represented over 70% of the voting power of all outstanding voting CGCL Shares as of the date of the Business Combination Agreement have agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of CGCL called to seek approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals; (b) to vote in favor of the transactions contemplated by the Business Combination Agreement and other transaction proposals; (c) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal; (d) not to sell or transfer any of their shares prior to the closing of the Business Combination and (e) to waive the dissenters’ rights pursuant to the Cayman Companies Act with respect to all CGCL Shares held by such shareholders in connection with the Acquisition Merger, to the extent applicable; and (ii) certain shareholders of CGCL have also agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Warrants they will receive pursuant to the Acquisition Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Merger Closing;

“Exchange Ratio” means 0.307212;

“Existing Call Option” means that certain call option granted by CGCL to PMIL pursuant to CGCL’s fifth amended and restated shareholders agreement dated October 14, 2022, as amended on April 14, 2023, pursuant to and subject to the terms and conditions of which PMIL shall have the right to subscribe for additional Loan Notes from CGCL for an aggregate subscription price of up to $5 million, together with a certain number of warrants to purchase CGCL Class C Ordinary Shares to be issued pursuant to the CGCL Class C Warrant Instrument;

“Existing Warrant Agreement” means the warrant agreement, dated October 15, 2020, by and between Bridgetown and Continental;

“Fee Letter” means the letter, dated May 25, 2023, issued by Sponsor and BTN Investments LLC to PubCo and CGCL, pursuant to which, among other things, each of Sponsor and BTN Investments LLC agreed to reimburse PubCo for a portion of transaction expenses which PubCo settles at the Acquisition Merger Closing if the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Merger Closing (after deducting amounts needed to pay for the Bridgetown shareholder redemptions but prior to any other payments) is less than US$82,000,000.00, in accordance with certain formulas set forth therein;

“FWD” means a pan-Asian life insurance company majority owned by Pacific Century;

“FWD Parties” means FWD Life Insurance Public Company and FWD Life Insurance Company, Limited;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Initial Merger” means the merger between Bridgetown and Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company;

“Initial Merger Closing” means the closing of the Initial Merger;

“Interim Redemption Scenario” means a scenario where 7,546,517 Bridgetown Class A Ordinary Shares are redeemed for their pro rata shares of the funds in Bridgetown’s Trust Account, which represents 50% of the total Bridgetown Class A Ordinary Shares held by Bridgetown shareholders (including the FWD Parties);

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;

“MAS de-SPAC Condition” means each MAS de-SPAC Condition Applicant (as defined in the Business Combination Agreement) having obtained all necessary approvals, consents and authorizations from the Monetary Authority of Singapore in accordance with section 87(2) of the Insurance Act 1966 for such MAS de-SPAC Condition Applicant to obtain “effective control” (within the meaning of section 87(3) of the Insurance Act 1966) of SingSaver Insurance Brokers Pte. Ltd. and all such approvals, consents and authorizations not having been subsequently revoked or withdrawn;

“Maximum Redemption Scenario A” means a scenario where 10,093,034 Bridgetown Class A Ordinary Shares held by Bridgetown shareholders other than the FWD Parties are redeemed for their pro rata shares of the funds in Bridgetown’s Trust Account, which represent 100% of the total Bridgetown Class A Ordinary Shares held by Bridgetown shareholders other than the FWD Parties;

“Maximum Redemption Scenario B” means a scenario where (i) 11,300,000 Bridgetown Class A Ordinary Shares held by Bridgetown shareholders (including 5,000,000 Bridgetown Class A Ordinary Shares held by the FWD Parties and 6,300,000 Bridgetown Class A Ordinary Shares held by other Bridgetown shareholders) are redeemed for their pro rata shares of the funds in Bridgetown’s Trust Account, which represents approximately 74.9% of the total Bridgetown Class A Ordinary Shares held by Bridgetown shareholders (including the FWD Parties), and (ii) after giving effect to the payment of amounts that Bridgetown shall be required to pay to redeeming shareholders upon consummation of the Business Combination, Bridgetown would still have at least $5,000,001 in net tangible assets;

“MoneyHero Group” means CGCL and its subsidiaries prior to the Business Combination and MoneyHero Limited and its subsidiaries after the Business Combination;

“MoneyHero Group Members” means members who have login IDs with the MoneyHero Group’s platforms in Singapore, Hong Kong and Taiwan, members who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and members who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated;

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period;

“Minimum Cash Condition” means the condition, to which the obligations of CGCL, Bridgetown Merger Sub and CGCL Merger Sub to consummate, or cause to be consummated, the Initial Merger are subject under the Business Combination Agreement, that the sum of (i) the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Merger Closing (after deducting the Bridgetown shareholder redemption amount but prior to payment of any other amounts, including fees of the underwriters of Bridgetown’s initial public offering with respect to deferred underwriting commissions, Bridgetown transaction expenses and CGCL transaction expenses) and (ii) the permitted equity financing proceeds (if any), shall be not less than $50 million;

“Mr. Li” means Mr. Richard Tzar Kai Li;

“Nasdaq” means the Nasdaq Stock Market;

“Non-Redemption Deeds” means the non-redemption deeds, dated May 25, 2023, entered into by Sponsor in favor of each of the FWD Parties pursuant to which, among other things, subject to such FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the Bridgetown Class A Ordinary

Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its dissenters’ rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security;

“No Redemption Scenario” means a scenario where no Bridgetown Class A Ordinary Share is redeemed;

“PIK” means paid in kind;

“Pacific Century” means Pacific Century Group, an affiliate of Sponsor;

“PMIL” means PCCW Media International Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of PCCW Limited. PCCW Limited is a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange (stock code: 0008) and traded in the form of American Depositary Receipts on the OTC Markets Group Inc. (ticker: PCCWY);

“Proposals” means the Business Combination Proposal, the Initial Merger Proposal and, if presented, the Adjournment Proposal;

“PubCo” means MoneyHero Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, MoneyHero Limited and its subsidiaries and consolidated affiliated entities;

“PubCo Call Option” means the call option granted by PubCo at the Acquisition Effective Time pursuant to the PubCo Call Option Agreement such that PMIL will have the right to subscribe for loan notes from PubCo for an aggregate subscription price of up to such amount corresponding to the unexercised portion of the Existing Call Option, together with such number of PubCo Class A Ordinary Shares as determined in accordance with the PubCo Call Option Agreement, during the period commencing on the Acquisition Effective Time and ending on December 23, 2025;

“PubCo Call Option Agreement” means the call option agreement, dated May 25, 2023, by and between PubCo and PMIL, pursuant to which and subject to the condition that PMIL has not fully exercised the Existing Call Option as of immediately prior to the Acquisition Effective Time, PubCo agreed to grant PMIL the PubCo Call Option;

“PubCo Class A Warrant Instrument” means the instrument by way of deed poll for the PubCo Class A Warrants;

“PubCo Class A Warrants” means the warrants to be issued by PubCo in connection with the Acquisition Merger pursuant to the PubCo Class A Warrant Instrument;

“PubCo Class C-1 Warrant Instrument” means the instrument by way of deed poll for the PubCo Class C-1 Warrants;

“PubCo Class C-2 Warrant Instrument” means the instrument by way of deed poll for the PubCo Class C-2 Warrants;

“PubCo Class C-1 Warrants” means the warrants to be issued by PubCo in connection with the Acquisition Merger pursuant to the PubCo Class C-1 Warrant Instrument;

“PubCo Class C-2 Warrants” means the warrants to be issued by PubCo in connection with the Acquisition Merger pursuant to the PubCo Class C-2 Warrant Instrument;

“PubCo Ordinary Shares” means PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares;

“PubCo Shares” means PubCo Class A Ordinary Shares, PubCo Class B Ordinary Shares and PubCo Preference Shares;

“Registration Rights Agreement” means the registration rights agreement, dated May 25, 2023, by and among Bridgetown, PubCo, Sponsor, the FWD Parties and certain of the shareholders of CGCL to be effective upon Closing pursuant to which, among other things, PubCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and Sponsor, certain Sponsor related parties and the shareholders of CGCL party thereto have been granted customary demand and piggyback registration rights;

“Trust Account” means a trust account established by Bridgetown upon the consummation of its initial public offering;

“SEC” means the U.S. Securities and Exchange Commission;

“Share Conversion Instruction Letters” means the letters, dated May 25, 2023 issued by certain directors and advisors of Bridgetown to whom Sponsor transferred Bridgetown Class B Ordinary Shares, being each of Samuel Altman, In Joon Hwang, John R. Hass and Kenneth Ng, pursuant to which, each such Bridgetown shareholder irrevocably instructed PubCo to convert the PubCo Class B Ordinary Shares to be received by such Bridgetown shareholder in connection with the Business Combination into PubCo Class A Ordinary Shares immediately following the Acquisition Merger, such that such Bridgetown shareholder shall hold no PubCo Class B Ordinary Shares immediately following such conversion;

“Sponsor” means Bridgetown LLC, a limited liability company incorporated under the laws of the Cayman Islands;

“Sponsor Support Agreement” means the sponsor support agreement and deed, dated May 25, 2023, by and among Bridgetown, Sponsor, PubCo and CGCL pursuant to which Sponsor has agreed, among other things and subject to the terms and conditions set forth therein to: (i) appear for purposes of constituting a quorum at the meetings of the shareholders of Bridgetown called to seek approval of the consummation of transactions contemplated by the Business Combination Agreement and the other transaction proposals; (ii) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby; (iii) vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal; (iv) not to redeem any Bridgetown Shares held by Sponsor; (v) not to sell or transfer any equity securities of Bridgetown held by Sponsor prior to the closing of the Business Combination; (vi) to waive the dissenters’ rights pursuant to the Cayman Companies Act with respect to all of the Bridgetown Shares held by Sponsor in connection with the

Initial Merger, to the extent applicable; and (vii) a lock-up of the PubCo Ordinary Shares and PubCo Warrants it will receive pursuant to the Initial Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Merger Closing;

“Traffic” means the total number of unique sessions in Google Analytics. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source;

“Transaction Documents” means, collectively, the Business Combination Agreement, the Company Holders Support Agreement and Deed, Sponsor Support Agreement and Deed, Registration Rights Agreement, Assignment, Assumption and Amendment Agreement, Working Capital Loan Capitalization Agreement, Fee Letter, Non-Redemption Deeds, CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed, PubCo Class A Warrant Instrument, PubCo Class C-1 Warrant Instrument, PubCo Class C-2 Warrant Instrument, PubCo Call Option Agreement, the Share Conversion Instruction Letters and any other related agreements, documents or certificates entered into or delivered pursuant thereto, and a “Transaction Document” means any of them;

“U.S. Dollars” and “$” means United States dollars, the legal currency of the United States; and

“Working Capital Loan Capitalization Agreement” means the working capital loan capitalization agreement, dated May 25, 2023, by and among Bridgetown, Sponsor, PubCo and CGCL pursuant to which, among other things, the outstanding balance of the Working Capital Loans immediately prior to the Initial Merger Effective Time will be capitalized into a number of PubCo Class A Ordinary Shares equal to the aggregate amount outstanding under such working capital loans, up to an amount not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL), divided by 10.00, rounded down to the nearest whole number.

Unless otherwise specified, the voting and economic interests of PubCo’s shareholders set forth in this proxy statement/prospectus assume the following:

•

20,000 PubCo Class B Ordinary Shares issuable to certain existing Bridgetown Class B Shareholders in exchange for their Bridgetown Class B Shares will be converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time pursuant to Share Conversion Instruction Letters, which are irrevocable;

•	Shareholders of CGCL do not purchase any Bridgetown Shares in the open market;

•	No Bridgetown Public Shareholder exercises dissenters’ rights pursuant to the Cayman Companies Act; and

•

There will be no other issuances of equity interests of CGCL or Bridgetown not described in this proxy statement/prospectus before Closing, including but not limited to any share dividends that CGCL may issue to holders of CGCL Preference Shares and any shares that CGCL may be required to issue to settle its contractual obligations.

In addition, unless otherwise specified, the voting and economic interests of PubCo’s shareholders set forth in this proxy statement/prospectus do not take into account PubCo Class A Ordinary Shares issuable upon the exercise of PubCo Warrants, the Assumed Options and the PubCo Call Option.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Bridgetown shareholders. Bridgetown shareholders should read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the Extraordinary General Meeting, which will be held at    AM                time, on            , 2023 at                and virtually via live webcast at https://www.cstproxy.com/bridgetownholdings/2023.

Q:	Why am I receiving this proxy statement/ prospectus?

A:	Bridgetown shareholders are being asked to consider and vote upon a proposal to approve and adopt the Business Combination and certain related proposals.

Bridgetown, CGCL, PubCo and other parties have agreed to the Business Combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. The Business Combination Agreement provides for, among other things, (a) the merger of Bridgetown with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining a wholly-owned subsidiary of PubCo, and each of the current security holders of Bridgetown receiving securities of PubCo, and (b) the merger of CGCL Merger Sub with and into CGCL, with CGCL as the surviving company and becoming a wholly-owned subsidiary of PubCo, and each of the current security holders of CGCL receiving securities of PubCo. This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Q:	What proposals are shareholders of Bridgetown being asked to vote upon?

A:	At the Extraordinary General Meeting, Bridgetown is asking holders of its ordinary shares to consider and vote upon the following proposals:

•

Business Combination Proposal—To vote to adopt the Business Combination Agreement and approve the transactions (and related transaction documents) contemplated thereby. See the section entitled “The Business Combination Proposal.”

•	Initial Merger Proposal—To vote to authorize the Initial Merger. See the section titled “The Initial Merger Proposal.”

•

Adjournment Proposal—To consider and vote upon a proposal to adjourn the meeting to a later date or dates to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, Bridgetown would not have been authorized to consummate the Business Combination. See the section titled “The Adjournment Proposal.”

Bridgetown shall hold the Extraordinary General Meeting of its shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. Shareholders should read it carefully and in its entirety.

The vote of shareholders is important. Shareholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	Are the proposals conditioned on one another?

A:

Yes. Each of the Business Combination Proposal and the Initial Merger Proposal is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

The vote of shareholders is important. Shareholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	Why is Bridgetown proposing the Business Combination?

A:	Bridgetown was incorporated to consummate a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities.

Based on its due diligence investigations of the MoneyHero Group and the industries in which it operates, including the financial and other information provided by the MoneyHero Group in the course of Bridgetown’s due diligence investigations, the Bridgetown Special Committee believes that the Business Combination is in the best interests of Bridgetown and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See the section titled “Risk Factors—Risks Related to Bridgetown and the Business Combination” and “The Business Combination Proposal—Bridgetown Special Committee’s Reasons for the Approval of the Business Combination” for additional information.

Although the Bridgetown Special Committee believes that the Business Combination presents a unique business combination opportunity and is in the best interests of Bridgetown and its shareholders, the Bridgetown Special Committee did consider the following potentially material negative factors in arriving at that conclusion:

•

Potential Inability to Complete the Business Combination. The Bridgetown Special Committee considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Bridgetown if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination, the loss of the opportunity to participate in the transaction and the fact that Bridgetown must complete its initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)) and there will not be sufficient time for Bridgetown to search for another potential target. The Bridgetown Special Committee also considered the uncertainty related to the Closing primarily outside of the control of the parties to the transaction, including the MAS de-SPAC Condition.

Moreover, if Bridgetown does not obtain shareholder approval at the Extraordinary General Meeting, it is obligated to hold additional extraordinary general meetings to vote on the Initial Merger Proposal until the earlier of (x) such shareholder approval being obtained and (y) October 15, 2023, the date on which Bridgetown or CGCL may terminate the Business Combination Agreement if the Initial Merger has not been consummated and the date by which Bridgetown has to consummate a business combination before it must commence liquidation. This would in practice mean that Bridgetown would have no ability to seek an alternative business combination that Bridgetown shareholders may prefer after such initial vote. If an initial business combination is not consummated by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), then Bridgetown must commence liquidation. The Business Combination Agreement also includes a non-solicitation provision that prohibits Bridgetown from soliciting other initial business combination proposals, which restricts Bridgetown’s ability to consider other potential initial business combinations until the earlier of the termination of the Business Combination Agreement or the consummation of the Business Combination. In addition, the consummation of the Business Combination is conditioned on approval of the listing of PubCo on Nasdaq and under Nasdaq rules, such approval is unlikely to be granted if the Business Combination closes more than 36 months after effectiveness of Bridgetown’s IPO registration statement or after October 15, 2023 (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

In addition, the Bridgetown Special Committee considered the risk that the current public shareholders of Bridgetown would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to the MoneyHero Group following the consummation of the Business Combination and potentially meaning that either the Business Combination would not be consummated or that MoneyHero Group would have to elect to waive the condition under the Business Combination Agreement requiring that the funds in the Trust Account (after giving effect to redemptions and the payment of deferred underwriting commissions or transaction expenses of Bridgetown or the MoneyHero Group), together with the permitted equity financing proceeds (if any), is equal to or exceeds $50 million, in order for the Business Combination to be consummated. As of April 30, 2023, without giving effect to any future redemptions that may occur, the Trust Account had approximately $153,976,638.71.

•

Risks for Bridgetown Public Shareholders. The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through a traditional IPO and may create risks for Bridgetown public shareholders, such as the absence of due diligence conducted by one or more underwriters that would be subject to liability for any material misstatements or omissions in a registration statement, investors’ inability to recover damages from such underwriters in the event of misstatements and omission in the registration statement, the lack of an effective book-building process, and potentially lower demand, decreased liquidity and increased trading volatility of PubCo’s securities. For additional details, see “Risk Factors—Risks Related to PubCo and Its Securities.” The Bridgetown Special Committee determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.

•

The MoneyHero Group’s Business Risks. The Bridgetown Special Committee considered that Bridgetown shareholders would be subject to the execution risks associated with PubCo if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Bridgetown prior to Closing. In this regard, the Bridgetown Special Committee considered that there were risks associated with successful implementation of PubCo’s long term business plan and strategy and the MoneyHero Group realizing the anticipated benefits of the Business Combination on the timeframe expected, or at all, including due to factors outside of the parties’ control, such macroeconomic and regulatory uncertainty. For an additional description of these risks, see the section titled “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry.”

•

Post-Business Combination Corporate Governance. The Bridgetown Special Committee considered the corporate governance provisions of the Business Combination Agreement, the Sponsor Support Agreement, the proposed organizational documents and the effect of those provisions on the governance of PubCo following the Closing, including that Sponsor would hold PubCo Class B Ordinary Shares with 10 votes per share, which is higher than the one vote per PubCo Class A Ordinary Share which most other Bridgetown shareholders would receive. See also “The Business Combination Proposal—Related Agreements” for detailed discussions of the terms and conditions of the Sponsor Support Agreement.

•

Limitations of Review. Bridgetown’s management, outside advisors and legal counsel reviewed only certain materials in connection with their due diligence review of the MoneyHero Group and its business. Accordingly, the Bridgetown Special Committee considered that Bridgetown may not have properly valued such business.

•

Non-Survival of Representations, Warranties or Covenants of CGCL. The Bridgetown Special Committee considered that the terms of the Business Combination Agreement provide that Bridgetown will not have any surviving remedies against CGCL or its subsidiaries after the Closing to recover for losses as a result of any inaccuracies or breaches of CGCL’s representations, warranties, covenants, obligations or other agreements set forth in the Business Combination Agreement, or any certificate or instruments delivered pursuant to the Business Combination Agreement (save for termination of the Business Combination Agreement or in the case of claims against a person in respect of such person’s fraud). As a result, Bridgetown’s shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of the MoneyHero Group prior to Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The Bridgetown Special Committee determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.

•

Litigation. The Bridgetown Special Committee considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The Bridgetown Special Committee considered the fees and expenses associated with completing the Business Combination.

•

Diversion of Management. The Bridgetown Special Committee considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on the MoneyHero Group’s business.

•

Lack of PIPE Financing. The Bridgetown Special Committee considered that there was no PIPE financing process and therefore no third party valuation of the MoneyHero Group on which the Bridgetown Special Committee could rely to support the implied pro forma enterprise value in connection with the Business Combination.

Q:	May Bridgetown, Sponsor or Bridgetown’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:

In connection with the shareholder vote to approve the Proposals, Bridgetown and its affiliates may purchase shares prior to Closing from shareholders who would have otherwise elected to have their shares redeemed for a pro rata portion of the Trust Account upon consummation of the Business Combination. Such privately negotiated purchase arrangements could include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. Bridgetown’s directors, officers, advisors or their affiliates also may purchase shares from holders of Bridgetown Class A Ordinary Shares who have already elected to exercise their redemption rights, in which event such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such transaction would be separately negotiated. The consideration for any such transaction would consist of cash and/or Bridgetown Shares owned by the Sponsor and/or Bridgetown’s directors, officers, advisors or their affiliates. While the Sponsor, Bridgetown’s directors, officers, advisors or their affiliates currently have no such plans, they reserve the right to do so. The purpose of these purchases could be to increase the amount of cash available to Bridgetown for use in the Business Combination to satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Separately, however, the Sponsor has entered into Non-Redemption Deeds in favor of each of the FWD Parties pursuant to which, among other things, Sponsor has offered to pay to the FWD Parties certain compensation in exchange for such FWD Party (i) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (ii) voting in favor of the Business Combination, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its dissenters’ rights pursuant to the Cayman Companies Act in connection with the Initial Merger.

None of Bridgetown, Sponsor or Bridgetown’s directors, officers, advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Any public share purchased by the Sponsor or Bridgetown’s directors, officers, advisors or their respective affiliates will not be purchased at a price higher than the price offered through the redemption process in connection with the Business Combination, or be voted in favor of the Business Combination, and such purchaser will not have redemption rights with respect to these shares. Prior to the Extraordinary General Meeting, Bridgetown will disclose in a Current Report on Form 8-K: (i) the amount of Bridgetown’s securities purchased outside of the redemption offer by Sponsor or its affiliates, along with the purchase price; (ii) the purpose of the purchases by Sponsor or its affiliates; (iii) the impact, if any, of the purchases by Sponsor or its affiliates on the likelihood that the Business Combination transaction will be approved; (iv) the identities of the selling shareholders who sold to Sponsor or its affiliates (if not purchased on the open market) or the nature of the selling shareholders (e.g., 5% security holders) who sold to Sponsor or its affiliates; and (iv) the number of securities for which Bridgetown has received redemption requests pursuant to its redemption offer.

These newly purchased shares would be subject to limitations on resale under Rule 144 of the Securities Act as “control securities,” to the extent those shares were acquired by or by an affiliate of Bridgetown, unless they are registered on a subsequent registration statement filed under the Securities Act.

Entering into any such incentive arrangements may have an effect lowering the price of Bridgetown’s shares or possibly reducing the public float of PubCo Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Extraordinary General Meeting. In addition, if such purchases are made, the public float of PubCo Shares and the number of its beneficial holders may be reduced, possibly making it difficult to maintain the quotation, listing or trading of its shares on a national securities exchange.

Q:	Did the Bridgetown Special Committee obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

Yes. The Bridgetown Special Committee obtained a third-party fairness opinion from its independent financial advisor, Houlihan Capital, LLC, dated May 24, 2023, to the effect that the Business Combination, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view.

Please see the section titled “The Business Combination Proposal—Opinion of Houlihan Capital” and the opinion of Houlihan Capital attached hereto as Annex D for additional information.

Q:	What is expected to happen in the Business Combination?

A:

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement have agreed that, in connection with the Closing, the parties shall undertake a series of transactions pursuant to which (i) Bridgetown shall merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo, and (ii) following the Initial Merger, CGCL Merger Sub shall merge with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo. The Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.”

At the Initial Merger Effective Time: (i) each Bridgetown Unit (each consisting of one Bridgetown Class A Ordinary Share and one-third of one Bridgetown Warrant) issued and outstanding immediately prior to the Initial Merger Effective Time shall be automatically separated and the holder thereof shall be deemed to hold one Bridgetown Class A Ordinary Share and one-third of a Bridgetown Warrant; provided that no fractional Bridgetown Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional Bridgetown Warrant upon such separation, the number of Bridgetown Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Bridgetown Warrants; (ii) immediately following the separation of each Unit, (a) each Bridgetown Class A Ordinary Share (excluding Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that validly exercise their redemption rights, Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that exercise and perfect their relevant dissenters’ rights and Bridgetown treasury shares) issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one PubCo Class A Ordinary Share, (b) each Bridgetown Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one PubCo Class B Ordinary Share, and (c) the outstanding portion of any Working Capital Loans immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding; and (iii) each Bridgetown Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Bridgetown Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share, subject to substantially the same terms and conditions as in effect prior to Initial Merger Effective Time.

In addition, at the Acquisition Effective Time: (i) each issued and outstanding CGCL Share (excluding such shares for which their shareholders exercise and perfect their relevant dissenters’ rights and CGCL treasury shares) immediately prior to the Acquisition Effective Time shall be cancelled in exchange for the right to receive 0.307212 of a newly issued PubCo Class A Ordinary Share; (ii) each outstanding option to purchase CGCL Shares under an incentive plan of CGCL immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into an option in respect of such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the Business Combination Agreement, (iii) the unexercised portion of the Existing Call Option (as defined in this proxy statement/prospectus) immediately prior to the Acquisition Effective Time shall, automatically and without any required action on the part of PMIL, be assumed by PubCo and converted into a PubCo Call Option under the PubCo Call Option Agreement, and (iv) each CGCL Warrant outstanding immediately prior to the Acquisition Effective Time shall cease to be a warrant with respect to CGCL Shares and be assumed by PubCo and converted into a PubCo Warrant to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed, PubCo Class A Warrant Instrument, PubCo Class C-1 Warrant Instrument or PubCo Class C-2 Warrant Instrument, as applicable. Immediately after the Acquisition Effective Time and without any action on the part of any holder of PubCo Class A Ordinary Shares, PubCo shall take all actions necessary (including the execution and delivery of all required authorizations, instructions, documents and other instruments) to redesignate each PubCo Class A Ordinary Share that was exchanged from a preference share of CGCL into one PubCo Preference Share. For details on the transactions involved in the Business Combination, see the sections titled “The Business Combination Proposal” and “The Initial Merger Proposal.”

Q:	What shall be the relative equity stakes of Bridgetown shareholders and CGCL shareholders in PubCo upon completion of the Business Combination?

A:

Upon consummation of the Business Combination, PubCo shall become a new listed company and CGCL shall be a wholly-owned subsidiary of PubCo. The former security holders of Bridgetown and CGCL shall all become security holders of PubCo.

Pursuant to the Bridgetown Articles, in connection with the completion of the Business Combination, holders of Bridgetown Class A Ordinary Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Bridgetown Articles. Payment for such redemptions shall come from the Trust Account.

Upon consummation of the Business Combination, assuming a             , 2023 Closing Date, the post-Closing share ownership of PubCo would be as follows under (i) the No Redemption Scenario; (ii) the Interim Redemption Scenario, (iii) the Maximum Redemption Scenario A and (iv) the Maximum Redemption Scenario B, assuming that (a) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time and (b) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued at the Initial Merger Effective Time. If the actual facts are different from the foregoing assumptions, the figures in the table that follows will be different. For a more detailed description of share ownership upon consummation of the Business Combination, see the section titled “Beneficial Ownership of Securities.”

		Share Ownership in PubCo
	Pro Forma Combined (No Redemption Scenario)	Pro Forma Combined (Interim Redemption Scenario)	Pro Forma Combined (Maximum Redemption Scenario A)	Pro Forma Combined (Maximum Redemption Scenario B)
	12,705,393	12,705,393	12,705,393	12,705,393
CGCL Shareholders	(29.43%)	(35.66%)	(38.41%)	(39.86%)
	15,093,034	7,546,517	5,000,000	3,793,034
Bridgetown Public Shareholders	(34.96%)	(21.18%)	(15.11%)	(11.90%)
	15,374,838	15,374,838	15,374,838	15,374,838
Bridgetown Sponsor/Directors/Advisors(1)	(35.61%)	(43.16%)	(46.48%)	(48.24%)
	43,173,265	35,626,748	33,080,231	31,873,265
Total	(100%)	(100%)	(100%)	(100%)

Note:

(1)

Pursuant to the Sponsor Support Agreement and the Non-Redemption Deeds, under certain circumstances, Sponsor may be required to forfeit PubCo Shares or sell PubCo Shares in order to generate cash proceeds and, as a result, the number of PubCo Shares Sponsor will own may be reduced following the Business Combination.

Sponsor has entered into a Non-Redemption Deed in favor of each of FWD Parties, pursuant to which, among other things, subject to such FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its appraisal rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to guarantee an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to backstop any loss realized by such FWD Party if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-

Redemption Deeds, subject to certain exceptions and compliance by the FWD Parties with the conditions specified in the Non-Redemption Deeds. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security. However, neither FWD Party has agreed to the terms set forth in the Non-Redemption Deeds, and there can be no assurance that either FWD Party will (i) vote in favor of the Business Combination, (ii) not exercise its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not sell or transfer any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger or (iv) not exercise its appraisal rights under Section 238 of the Cayman Companies Act.

Q:

How will the effective rate of underwriting discounts and commissions paid on capital raised in Bridgetown’s initial public offering and retained after the Business Combination be affected by redemptions?

A:

Bridgetown sold 55,000,000 Units in its initial public offering (the “IPO”), with investors paying $10.00 per Bridgetown Share, representing gross IPO proceeds of $550,000,000, and an additional 4,499,351 Units for gross proceeds of $44,993,510 in connection with the underwriters’ partial exercise of their over-allotment options. The underwriters in the IPO received $8,174,902 upon completion of the IPO and will receive an additional $17,849,805 upon consummation of the Business Combination, resulting in a 4.37% rate of underwriting discounts and commissions, which represents the underwriters’ total underwriting discounts and commissions as a percentage of gross IPO proceeds. However, the effective rate of underwriting discounts and commissions paid by Bridgetown and borne indirectly by its non-redeeming shareholders will be higher after taking into account proceeds used to redeem the Bridgetown Shares of redeeming shareholders. Under the No Redemption Scenario, the Interim Redemption Scenario and the Maximum Redemption Scenario A, the effective rate of underwriting commissions paid by Bridgetown would be 16.90%, 33.80% and 51.02% as a percentage of gross cash in the Trust Account immediately after redemption in each scenario, respectively. Under the Maximum Redemption Scenario B, the amount of cash left in the Trust Account would not be sufficient to cover the deferred underwriting fees.

Q:	What are the U.S. federal income tax consequences of the Initial Merger to U.S. holders of Bridgetown Shares?

A:

As discussed more fully in “Material Tax Considerations—Effects of the Business Combination to U.S. Holders,” it is intended that the Initial Merger qualifies as a “reorganization” within the meaning of Section 368(a)(l)(F) of the Internal Revenue Code (the “Code”). Assuming that the Initial Merger so qualifies, U.S. Holders of Bridgetown Shares will generally not recognize gain or loss for U.S. federal income tax purposes on the Initial Merger. Please see the section titled “Material Tax Considerations—Effects of the Business Combination to U.S. Holders” for additional information.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

It is expected that a U.S. Holder (as defined in the section titled “Material Tax Considerations”) that exercises its redemption rights to receive cash from the Trust Account in exchange for its Bridgetown Shares will generally be treated as selling such ordinary shares resulting in the recognition of capital gain or capital loss, subject to the applicability of the PFIC rules (such rules are discussed more fully in the section titled “Material Tax Considerations—Passive Foreign Investment Company Status”). There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Bridgetown Shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the section titled “Material Tax Considerations—Effects to U.S. Holders of Exercising Redemption Rights” for additional information.

All holders considering exercising redemption rights should consult their tax advisors regarding the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:	What conditions must be satisfied to complete the Business Combination?

A:	There are a number of closing conditions to the Business Combination, including, but not limited to, the following:

•	approval of the Business Combination and the Initial Merger by the Bridgetown shareholders and approval of the Business Combination and the Acquisition Merger by CGCL shareholders;

•

the registration statement of which this proxy statement/prospectus is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•

PubCo’s initial listing application with Nasdaq in connection with the Business Combination Transactions shall have been conditionally approved and, immediately following the Closing, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq and PubCo shall not have received any written notice of material non-compliance therewith;

•	receipt of approval for PubCo Ordinary Shares issued in connection with the Business Combination Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance;

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or governmental order that is then in effect and which has the effect of making the Initial Merger Closing or the Acquisition Merger Closing illegal or which otherwise prevents or prohibits consummation of the Initial Merger Closing or the Acquisition Merger Closing, other than any such restraint that is immaterial;

•	the MAS de-SPAC Condition shall have been satisfied; and

•

Bridgetown shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after accounting for share redemptions in connection with the Business Combination.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section titled “The Business Combination Proposal—The Business Combination Agreement.”

Q:	How many votes do I have at the Extraordinary General Meeting?

A:

Bridgetown shareholders are entitled to one vote at the Extraordinary General Meeting for each Bridgetown Share held of record as of                , 2023, the record date for the Extraordinary General Meeting (the “record date”). As of the close of business on the record date, there were                Bridgetown Shares outstanding. This includes                Bridgetown Class A Ordinary Shares and                Bridgetown Class B Ordinary Shares.

Q:	What vote is required to approve the Proposals presented at the Extraordinary General Meeting?

A:	The following votes are required for each proposal at the Extraordinary General Meeting:

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Business Combination Proposal—The approval of the Business Combination Proposal will require an ordinary resolution under the Bridgetown Articles, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

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Initial Merger Proposal—The authorization of the Initial Merger Proposal will require a special resolution under the Cayman Companies Act, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

•

Adjournment Proposal—The approval of the Adjournment Proposal will require an ordinary resolution under the Bridgetown Articles, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

For purposes of the Extraordinary General Meeting, an abstention occurs when a shareholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a Bridgetown shareholder that attends the Extraordinary General Meeting and fails to vote on the Business Combination, Initial Merger or Adjournment Proposals, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Bridgetown shareholders are entitled to one vote at the Extraordinary General Meeting for each Bridgetown Share held of record as of the record date. As of the record date, Bridgetown had                Bridgetown Shares issued and outstanding, of which                were Bridgetown Class A Ordinary Shares and                 were Bridgetown Class B Ordinary Shares.

Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote its                Bridgetown Class B Ordinary Shares held as of the record date in favor of each of the proposals being presented at the Extraordinary General Meeting. In addition, pursuant to that certain letter agreement between Bridgetown, Sponsor and certain Bridgetown directors, dated as of October 15, 2020, Bridgetown’s officers and directors have agreed to vote the Bridgetown Shares held by them as of the record date in favor of each of the proposals being presented at the Extraordinary General Meeting.

Assuming all holders that are entitled to vote on such matters vote all of their Bridgetown Shares in person or by proxy, 14,983,937 Bridgetown Shares will need to be voted in favor of each of the Business Combination Proposal and the Adjournment Proposal in order to approve each of the Business Combination Proposal and Adjournment Proposal, and of these 14,983,937 Bridgetown Shares, 109,099 of the shares not held by the Sponsor or Bridgetown’s directors, officers or advisors, which represent 0.7% of the total shares not held by the Sponsor or Bridgetown’s directors, officers or advisors and 0.4% of the total Bridgetown Shares entitled to vote, need to be voted in favor to approve each of the Business Combination Proposal and the Adjournment Proposal. Assuming only holders of the minimum number of shares representing a quorum vote all of their Bridgetown Shares in person or by proxy, 7,491,969 Bridgetown Shares will need to be voted in favor of each of the Business Combination Proposal and the Adjournment Proposal in order to approve each of the Business Combination Proposal and Adjournment Proposal, and of these 7,491,969 Bridgetown Shares, none of the shares not held by the Sponsor or Bridgetown’s directors, officers or advisors need to be voted in favor to approve each of the Business Combination Proposal and the Adjournment Proposal.

Assuming all holders that are entitled to vote on such matters vote all of their Bridgetown Shares in person or by proxy, 19,978,582 Bridgetown Shares will need to be voted in favor of the Initial Merger Proposal in order to approve the Initial Merger Proposal, and of these 19,978,582 shares, 5,103,744 of the shares not held by the Sponsor or Bridgetown directors or officers, which represent 34.1% of the total shares not held by the Sponsor or Bridgetown directors or officers and 17.0% of the total Bridgetown Shares entitled to vote, need to be voted in favor to approve the Initial Merger Proposal. Assuming only holders of the minimum number of shares representing a quorum vote all of their Bridgetown Shares in person or by proxy, 9,989,292 Bridgetown Shares will need to be voted in favor of the Initial Merger Proposal in order to approve the Initial Merger Proposal, and of these 9,989,292 shares, none of the shares not held by the Sponsor or Bridgetown directors or officers need to be voted in favor to approve the Initial Merger Proposal.

Q:	What constitutes a quorum at the Extraordinary General Meeting?

A:

A quorum shall be present at the Extraordinary General Meeting if the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote at the Extraordinary General Meeting are present in person or by proxy. In the absence of a quorum within half an hour from the time appointed for the Extraordinary General Meeting to commence, the Extraordinary General Meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors of Bridgetown may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the adjourned meeting to commence, the members present shall be a quorum.

As of the record date,                Bridgetown Shares would be required to achieve a quorum.

Q:	How do the insiders of Bridgetown intend to vote on the Proposals?

A:

The Sponsor, Bridgetown’s directors and certain advisors of Bridgetown to whom Sponsor transferred Bridgetown Shares beneficially own and are entitled to vote an aggregate of approximately 49.6% of the issued and outstanding Bridgetown Shares. These parties are required by certain agreements to vote their securities in favor of the Proposals at the meeting.

Pursuant to the Non-Redemption Deeds, subject to each FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its appraisal rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to certain exceptions and compliance by the FWD Parties with the conditions specified in the Non-Redemption Deeds. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security. However, neither FWD Party has agreed to the terms set forth in the Non-Redemption Deeds, and there can be no assurance that either FWD Party will (i) vote in favor of the Business Combination, (ii) not exercise its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not sell or transfer any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger or (iv) not exercise its appraisal rights under Section 238 of the Cayman Companies Act.

Q:	What interests do Bridgetown’s Sponsors, directors, officers and certain advisors have in the Business Combination?

A:

Bridgetown’s Sponsor, directors, officers and certain advisors, who together hold all of the outstanding Founder Shares, and their affiliates have interests that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders and warrantholders generally. The existence of financial and personal interests of these individuals may result in conflicts of interest on the part of them between what they may believe is in the best interests of Bridgetown and what they may believe is best for themselves. Similarly, the interests of members of the Bridgetown Special Committee or the Bridgetown Board may also result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves. These interests include, among other things, the interests listed below:

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the Sponsor directly holds 12,376,887 Founder Shares and 6,449,936 Private Placement Warrants. Daniel Wong, Bridgetown’s Chief Executive Officer and Chief Financial Officer, a Senior Vice President at Pacific Century, which has an indirect majority ownership of the FWD group and controls E Capital (Select) Limited. The FWD Parties, which are members of the FWD group, hold an aggregate of 5,000,000 Bridgetown Class A Ordinary Shares (representing 16.68% of Bridgetown). As of the date of this proxy statement/prospectus, (i) Enterprise Innovation Holdings Limited, a member of the FWD group, holds an aggregate of 674,805 CGCL Class A Ordinary Shares, 5,348,937 CGCL Preference Shares (which, together with its CGCL Class A Ordinary Shares, represent 29.82% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 5,100,121 CGCL Class A Warrants (representing 25.41% of the total CGCL Class A Warrants issued and outstanding as of the date of this proxy statement/prospectus), 6,527,295 CGCL Class C Warrants (representing 24.02% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 5.0 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum; and (ii) E Capital (Select) Limited holds an aggregate of 2,260,271 CGCL Preference Shares (representing 11.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus) and 1,044,367 CGCL Class C Warrants (representing 3.84% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus). For additional information on FWD group’s and E Capital (Select) Limited’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities.” In addition, Mr. Wong and Matt Danzeisen, the Chairman of Bridgetown and the Bridgetown Special Committee, are two of the four managers of Sponsor and may each be deemed to beneficially own the Founder Shares and Private Placement Warrants held by the Sponsor. These Founder Shares will be exchanged at the Initial Merger Effective Time for PubCo Class B Ordinary Shares, each carrying 10 votes per share, and the Private Placement Warrants will be exchanged for PubCo Sponsor Warrants. Based on the number of PubCo Ordinary Shares expected to be outstanding immediately after Closing, assuming that (i) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, and (ii) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued to the Sponsor at the Initial Merger Effective Time, and taking into account the PubCo Ordinary Shares issuable upon the exercise of PubCo Sponsor Warrants, the Sponsor is expected to own 38.95% of the equity interest and 71.31% of the voting power in PubCo in the No Redemption Scenario, 48.89% of the equity interest and 75.46% of the voting power of PubCo in the Maximum Redemption Scenario A, and 50.43% of the equity interest and 75.99% of the voting power of PubCo in the Maximum Redemption Scenario B. In addition, Mr. Wong directly holds 1,883,005 Founder Shares, which will represent 4.36% of the equity interest and 10.65% of the voting power in PubCo immediately after Closing in the No Redemption Scenario, 5.69% of the equity interest and 11.29% of the voting power of PubCo in the Maximum Redemption Scenario A, and 5.91% of the equity interest and 11.37% of the voting power of PubCo in the Maximum Redemption Scenario B under the foregoing assumptions;

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pursuant to the Sponsor Support Agreement, Sponsor has agreed to subject 2,000,000 PubCo Class B Ordinary Shares it receives pursuant to the Business Combination to potential forfeiture, with such potential forfeiture lapsing if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing equals or exceeds $10.00 per share, determined in accordance with the Sponsor Support Agreement;

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each of John R. Hass, Samuel Altman and In Joon Hwang, directors of Bridgetown, and Kenneth Ng, an advisor to Bridgetown, directly holds 5,000 Founder Shares, which will be converted into the same number of PubCo Class A Ordinary Shares immediately after Closing pursuant to the Share Conversion Instruction Letters;

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Steven Teichman, an advisor to Bridgetown, directly holds 594,946 Founder Shares, which will be converted into the same number of PubCo Class B Ordinary Shares immediately after Closing, which are expected to represent 1.38% of the equity interest and 3.36% of the voting power in PubCo in the No Redemption Scenario, 1.80% of the equity interest and 3.57% of the voting power of PubCo in the Maximum Redemption Scenario A and 1.87% of the equity interest and 3.59% of the voting power of PubCo in the Maximum Redemption Scenario B and under the foregoing assumptions;

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Matt Danzeisen is also Head of Private Investments at Thiel Capital. An entity affiliated with Thiel Capital has entered into a forward purchase agreement with Sponsor as described in “The Business Combination Proposal—Background of the Business Combination;”

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Mr. Li may be deemed to beneficially own the Founder Shares and Private Placement Warrants held by the Sponsor by virtue of being the indirect owner of the sole member of Sponsor. Mr. Li is also the majority owner and controls Pacific Century, which has an indirect majority ownership of the FWD group and controls E Capital (Select) Limited. The FWD Parties, which are members of the FWD group, hold an aggregate of 5,000,000 Bridgetown Class A Ordinary Shares (representing 16.68% of Bridgetown). As of the date of this proxy statement/prospectus, (i) Enterprise Innovation Holdings Limited, a member of the FWD group, holds an aggregate of 674,805 CGCL Class A Ordinary Shares, 5,348,937 CGCL Preference Shares (which, together with its CGCL Class A Ordinary Shares, represent 29.82% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 5,100,121 CGCL Class A Warrants (representing 25.41% of the total CGCL Class A Warrants issued and outstanding as of the date of this proxy statement/prospectus), 6,527,295 CGCL Class C Warrants (representing 24.02% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 5.0 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum; and (ii) E Capital (Select) Limited holds an aggregate of 2,260,271 CGCL Preference Shares (representing 11.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus) and 1,044,367 CGCL Class C Warrants (representing 3.84% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus). For additional information on FWD group’s and E Capital (Select) Limited’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities.” In addition, Mr. Li is the Chairman and an Executive Director of PCCW Limited, a Hong Kong listed company that is the sole parent of PMIL. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,391,129,358 shares of PCCW Limited (representing approximately 30.89% of PCCW Limited). As of the date of this proxy statement/prospectus, PMIL beneficially owns an aggregate of 2,058,932 CGCL Class B Ordinary Shares (representing 10.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 12,823,301 CGCL Class C Warrants (representing 47.18% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 11.4 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum, and has the right under the Existing Call Option to subscribe for additional Loan Notes from CGCL together with a certain number of CGCL Class C Warrants. Any unexercised portion of the Existing Call Option immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into the PubCo Call Option. For additional information on PMIL’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities;”

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the Sponsor and each director and officer of Bridgetown have agreed to vote any Bridgetown Shares they own in favor of the Business Combination and not redeem any Bridgetown Shares they own in connection with the Business Combination and have waived any right, title, interest or claim in or to any monies held in the Trust Account or any other asset of Bridgetown as a result of any liquidation of Bridgetown with respect to the Founder Shares they own;

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pursuant to and subject to the terms and conditions of the Non-Redemption Deeds, including the performance by the respective FWD Parties of the conditions of (i) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (ii) voting in favor of the Business Combination, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its dissenters’ rights pursuant to the Cayman Companies Act in connection with the Initial Merger, Sponsor has undertaken to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, in each case for a period of five years from the date of the Acquisition Closing;

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if the Business Combination or another business combination is not consummated by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), PubCo will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the Bridgetown Board, liquidating and dissolving. In such event, the Founder Shares, which were acquired prior to the IPO at an aggregate price of $25,000 (or $0.002 per share) by the Sponsor and at nil consideration by John R. Hass, Samuel Altman and In Joon Hwang, and the Private Placement Warrants, which were acquired by Sponsor at an aggregate price of $9,674,904 (or $1.50 per warrant), would become worthless because the Founder Shares are not entitled to any redemption or liquidating distribution and the Private Placement Warrants will not be exercisable. On the other hand, if the Business Combination is consummated, (i) based on the closing price of Bridgetown Class A Ordinary Shares on Nasdaq on May 26, 2023, the value of the PubCo Class B Ordinary Shares and PubCo Class A Ordinary Shares issuable in exchange for the Founder Shares currently held by Sponsor and Bridgetown’s directors, officers and advisors would be $151,574,599.22, and (ii) based on the closing price of Bridgetown Public Warrants on Nasdaq on May 26, 2023, the value of the PubCo Sponsor Warrants issuable in exchange for the Private Placement Warrants currently held by Sponsor would be $1,606,034.06;

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given the differential in the purchase price that Sponsor and members of the Bridgetown Special Committee paid for the Founder Shares and/or the Private Placement Warrants as compared to the price of the Bridgetown public shares and Bridgetown Public Warrants, Sponsor and these individuals can earn a positive return on their investment, even if other Bridgetown shareholders have a negative return on their investment in PubCo;

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Bridgetown’s Sponsor, directors, officers, certain advisors and their affiliates are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with certain activities on Bridgetown’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Bridgetown fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. As of April 30, 2023, Bridgetown’s Sponsor, directors, officers, certain advisors and their affiliates had incurred approximately $4.8 million of unpaid reimbursable expenses;

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pursuant to the Registration Rights Agreement, Sponsor can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

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the Business Combination Agreement provides for the continued indemnification of Bridgetown’s directors and officers and the continuation of Bridgetown’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

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Bridgetown has provisions in the Bridgetown Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Bridgetown’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Bridgetown;

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Bridgetown’s directors and officers are not required to commit a certain amount of their time to its affairs and will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to Bridgetown’s affairs;

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if the Trust Account is liquidated, including in the event Bridgetown is unable to complete a business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), Sponsor has agreed to indemnify Bridgetown to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Bridgetown has discussed entering into a transaction agreement or claims of any third party for services rendered or products sold to Bridgetown, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

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Sponsor may make loans from time to time to Bridgetown to fund certain capital requirements. As of the date of this proxy statement/prospectus, Sponsor has loaned an aggregate of $             in Working Capital Loans to Bridgetown. Additional loans may be made after the date of this proxy statement/ prospectus. The outstanding balance of Working Capital Loans immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding. However, if the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Bridgetown outside of the Trust Account;

•	Sponsor, pursuant to the terms of the Business Combination Agreement, may designate one person to serve as a member of the PubCo Board;

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PCCW-HKT Telephone Limited, an affiliate of the Sponsor, rents office space to CAG Regional Limited, one of CGCL’s Hong Kong subsidiaries, at a rent of HK$179,014.50 per month (exclusive of rates, air-conditioning and management charges and all other outgoings of non-capital capture in connection with the premise), which is payable monthly, under a lease beginning on February 15, 2023 and expiring February 14, 2025; and

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FWD Singapore Pte Ltd, FWD General Insurance Company Limited and FWD Financial Limited, affiliates of the Sponsor, have entered into service agreements with certain of CGCL’s subsidiaries in Singapore and Hong Kong for displaying, promoting and facilitating the purchase of their products.

Q:	I am a Bridgetown shareholder. Do I have redemption rights?

A:

Yes. Pursuant to the Bridgetown Articles, in connection with the completion of the Business Combination, holders of Bridgetown Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Bridgetown Articles. For illustrative purposes, as of April 30, 2023, this would have amounted to approximately $10.19 per share less any owed but unpaid taxes on the funds in the Trust Account. There are currently no owed but unpaid income taxes on the funds in the Trust Account. However, the proceeds deposited in the Trust Account could become subject to the claims of Bridgetown’s creditors, if any, which would have priority over the claims of Bridgetown shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. It is expected that the funds to be distributed to Bridgetown shareholders electing to redeem their shares shall be distributed promptly after the consummation of the Business Combination. If a holder exercises its redemption rights, then such holder shall be exchanging its Bridgetown Shares for cash. Such a holder shall be entitled to receive cash for its Bridgetown Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Bridgetown’s transfer agent, Continental, prior to the Extraordinary General Meeting. A holder of Bridgetown Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), may not seek to have more than 15% of the aggregate shares redeemed without the consent of Bridgetown. The Bridgetown Articles provide that the Business Combination shall not be consummated if, upon the consummation of the Business Combination, Bridgetown does not have at least $5,000,001 in net tangible assets after giving effect to the payment of amounts that Bridgetown shall be required to pay to redeeming shareholders upon consummation of the Business Combination. See the section titled “Extraordinary General Meeting of Bridgetown Shareholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights regardless of whether you vote or, if you vote, irrespective of whether you vote “FOR” or “AGAINST” any of the Proposals. As a result, the Business Combination Agreement can be approved by shareholders who redeem their shares and no longer remain shareholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of PubCo shareholders are substantially reduced as a result of redemptions by the Bridgetown Public Shareholders. Also with fewer shares of PubCo Class A Ordinary Shares, the trading market for PubCo Class A Ordinary Shares may be less liquid than the market for Bridgetown Class A Ordinary Shares prior to the Business Combination and PubCo may not be able to meet the listing standards of Nasdaq. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into PubCo’s business will be reduced. See also “What shall be the relative equity stakes of Bridgetown shareholders and shareholders in PubCo upon completion of the Business Combination?”

Q:	How do I exercise my redemption rights?

A:	If you are a Bridgetown shareholder and wish to exercise your right to have your Bridgetown Shares redeemed, you must:

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submit a written request to Continental, Bridgetown’s transfer agent, in which you (i) request that Bridgetown redeem all or a portion of your Bridgetown Shares for cash and (ii) identify yourself as the beneficial holder of the Bridgetown Shares and provide your legal name, phone number and address; and

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deliver your share certificates (if any) and other redemption forms (as applicable) to Continental, Bridgetown’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their shares in the manner described above prior to on            , 2023, two business days before the Extraordinary General Meeting, in order for their shares to be redeemed.

The address of Continental, Bridgetown’s transfer agent, is listed under the question “Who can help answer my questions?” below.

If a Bridgetown Public Shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Bridgetown will redeem such public shares for a per share price, payable in cash, equal to the pro rata portion of the amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Bridgetown. For illustrative purposes, as of April 30, 2023, this would have amounted to approximately $10.19 per issued and outstanding share less any owed but unpaid taxes on the funds in the Trust Account. There are currently no owed but unpaid income taxes on the funds in the Trust Account. However, the proceeds deposited in the Trust Account could become subject to the claims of Bridgetown’s creditors, if any, which would have priority over the claims of Bridgetown shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. It is expected that the funds to be distributed to Bridgetown shareholders electing to redeem their shares shall be distributed promptly after the consummation of the Business Combination.

A holder of Bridgetown Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), may not seek to have more than 15% of the aggregate shares redeemed without the consent of Bridgetown. Under the Bridgetown Articles, the Business Combination may not be consummated if Bridgetown has net tangible assets of less than $5,000,001 either immediately prior to or upon consummation of the Business Combination after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of Bridgetown Shares.

Any request for redemption, once made by a holder of shares, may not be withdrawn once submitted to Bridgetown unless the Board of Directors of Bridgetown determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental, Bridgetown’s transfer agent, prior to the vote taken on the Business Combination Proposal at the Extraordinary General Meeting. No request for redemption shall be honored unless the holder’s share certificates (if any) and other redemption forms (as applicable) have been delivered (either physically or electronically) to Continental, at least two business days prior to the vote at the Extraordinary General Meeting.

If you exercise your redemption rights, then you will be exchanging your Bridgetown Shares share certificates (if any) for cash and shall not be entitled to PubCo Class A Ordinary Shares upon consummation of the Business Combination.

See the section titled “Extraordinary General Meeting of Bridgetown Shareholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:	If I am a warrant holder, can I exercise redemption rights with respect to my warrants?

A:	No. The holders of warrants have no redemption rights with respect to such securities.

Q:	If I am a Bridgetown Unit holder, can I exercise redemption rights with respect to my units?

A:

Not without first separating the Bridgetown Units. Holders of outstanding Bridgetown Units must separate the underlying Bridgetown Shares and warrants prior to exercising redemption rights with respect to Bridgetown Shares.

If a broker, bank, or other nominee holds your units, you must instruct such broker, bank or nominee to separate your units. Your nominee must send written instructions by facsimile to Continental, Bridgetown’s transfer agent. Such written instructions must include the number of Bridgetown Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant Bridgetown Units and a deposit of the number of shares and warrants represented by such units. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the shares from the units.

While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your shares to be separated in a timely manner, you shall likely not be able to exercise your redemption rights.

If you hold Bridgetown Units registered in your own name, you must deliver the certificate for such Bridgetown Units to Continental, Bridgetown’s transfer agent, with written instructions to separate such Bridgetown Units into shares and warrants. This must be completed far enough in advance to permit the mailing of the share certificates back to you so that you may then exercise your redemption rights upon the separation of the shares from the units. See “How do I exercise my redemption rights?” above. The address of Continental is listed under the question “Who can help answer my questions?” below.

To the extent a holder of Bridgetown Units elects to separate such Bridgetown Units into underlying Bridgetown Shares and Bridgetown Warrants prior to exercising redemption rights with respect to such Bridgetown Shares, such holder’s redemption rights would apply in respect of the underlying Bridgetown Shares. With respect to the related Bridgetown Warrants, the holder would retain such Bridgetown Warrants, and each Bridgetown Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Bridgetown Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share, subject to substantially the same terms and conditions prior to the Initial Merger Effective Time in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.

Q:	What happens if a substantial number of Bridgetown shareholders vote in favor of the Business Combination Proposal and the Initial Merger Proposal and exercise their redemption rights?

A:

Bridgetown shareholders may vote in favor of the Business Combination and the Initial Merger Proposal and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Bridgetown shareholders are substantially reduced as a result of redemption by Bridgetown shareholders. The Bridgetown Articles provide that the Business Combination shall not be consummated if, upon the consummation of the Business Combination, Bridgetown does not have at least $5,000,001 in net tangible assets after giving effect to the payment of amounts that Bridgetown shall be required to pay to redeeming shareholders upon consummation of the Business Combination. The Business Combination Agreement provides that the Business Combination shall not be consummated if, among other conditions, the sum of (i) the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Merger Closing (after deducting the Bridgetown shareholder redemption amount but prior to payment of any other amounts, including fees of the underwriters of Bridgetown’s IPO with respect to deferred underwriting commissions, Bridgetown transaction expenses and CGCL transaction expenses) and (ii) the permitted equity financing proceeds (if any) is less than $50 million. Such condition is waivable at CGCL’s election at its sole discretion. However, the Bridgetown Class B Shareholders have agreed not to redeem their shares. In addition, pursuant to the Non-Redemption Deeds, subject to each FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its appraisal rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary

Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to certain exceptions and compliance by the FWD Parties with the conditions specified in the Non-Redemption Deeds. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security. However, neither FWD Party has agreed to the terms set forth in the Non-Redemption Deeds, and there can be no assurance that either FWD Party will (i) vote in favor of the Business Combination, (ii) not exercise its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not sell or transfer any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger or (iv) not exercise its appraisal rights under Section 238 of the Cayman Companies Act.

In the event of significant redemptions, with fewer shares and Bridgetown shareholders, the trading market for PubCo Class A Ordinary Shares may be less liquid than the market for Bridgetown Shares was prior to the Business Combination. In addition, in the event of significant redemptions, PubCo may not be able to meet Nasdaq’s listing standards. It is a condition to consummation of the Business Combination under the Business Combination Agreement that the PubCo Class A Ordinary Shares to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof. PubCo and Bridgetown have certain obligations in the Business Combination Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying Nasdaq’s listing condition.

Q:	Do I have appraisal or dissenters’ rights if I object to the proposed Business Combination?

A:

Bridgetown shareholders may have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the Cayman Islands. Holders of record of Bridgetown Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for their Bridgetown Shares must give written objection to the Initial Merger to Bridgetown prior to the shareholder vote to approve the Initial Merger and follow the procedures set out in Section 238 of the Cayman Companies Act. Any such shareholders should note that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act, which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. A Bridgetown shareholder that elects to exercise appraisal rights must do so in respect of all of the Bridgetown Shares that person holds and will lose their right to exercise their redemption rights. Bridgetown shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act. Bridgetown warrant holders do not have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the Cayman Islands.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:

Of the net proceeds of Bridgetown’s IPO (including the net proceeds of the underwriters’ exercise of their over-allotment option) and simultaneous sales of Bridgetown Warrants to Sponsor (the “Private Placement Warrants”), a total of $550 million was placed in the Trust Account immediately following the IPO. On October 13, 2022, Bridgetown held an extraordinary general meeting in lieu of the 2022 annual general meeting of shareholders, pursuant to which its shareholders approved a proposal to extend the date by which

Bridgetown has to consummate a business combination from October 20, 2022 to October 20, 2023 (or such earlier date as determined by the Bridgetown Board) by amending the Bridgetown Articles. In connection with the vote to approve the extension, holders of 44,406,317 Bridgetown Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.08 per share, for an aggregate redemption amount of $447,637,640.94. Accordingly, as of April 30, 2023, funds in the Trust Account totaled $153,976,638.71. In addition, the consummation of the Business Combination is conditioned on approval of the listing of PubCo on Nasdaq and under Nasdaq rules, such approval is unlikely to be granted if the Business Combination closes more than 36 months after effectiveness of Bridgetown’s IPO registration statement or after October 15, 2023 (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

After consummation of the Business Combination, the funds in the Trust Account shall be released to pay holders of the Bridgetown Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination with CGCL (including fees of an aggregate of approximately $17,849,905 to certain underwriters in connection with the IPO). Any remaining funds shall remain on the balance sheet of PubCo after Closing in order to fund CGCL’s existing operations and support new and existing growth initiatives.

Q:	What happens if the Business Combination is not consummated?

A:

If Bridgetown does not complete the Business Combination with CGCL (or another initial business combination) by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), Bridgetown must redeem 100% of the issued and outstanding Bridgetown Class A Ordinary Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of issued and outstanding shares.

Q:	When do you expect the Business Combination to be completed?

A:

The Business Combination is expected to be consummated promptly following the satisfaction, or waiver, of the conditions precedent to Closing set forth in the Business Combination Agreement, including the approval of the Proposals by the holders of Bridgetown Shares. For a description of the conditions for the completion of the Business Combination, see the section titled “The Business Combination Proposal— Conditions to Closing.”

Q:	What else do I need to do now?

A:

Bridgetown urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination shall affect you as a shareholder of Bridgetown. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I attend the Extraordinary General Meeting?

A:

The Extraordinary General Meeting will be held at    AM                time, on                , 2023 at                and virtually at https://www.cstproxy.com/bridgetownholdings/2023. If you are a holder of record of Bridgetown Shares on the record date, you will be able to attend the Extraordinary General Meeting online and vote during the Extraordinary General Meeting and examine the list of holders of record of Bridgetown Shares by visiting                and entering the control number on your proxy card, voting instruction form or notice included in your proxy materials. You may also attend the meeting telephonically by dialing

+1 800-450-7155 (within the U.S. and Canada, toll-free) or +1 857-999-9155 (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is 3909075#, but please note that you will not be able to vote or ask questions if you choose to participate telephonically.

Q:	How do I vote?

A:

If you are a holder of record of Bridgetown Shares on the record date, you may vote remotely at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. The Extraordinary General Meeting will be held at    AM                time, on                , 2023 at                and virtually via live webcast at https://www.cstproxy.com/bridgetownholdings/2023. You will be able to attend the Extraordinary General Meeting online, vote and submit your questions during the Extraordinary General Meeting by visiting https://www.cstproxy.com/bridgetownholdings/2023 and entering the control number on your proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote remotely, obtain a proxy from your broker, bank or nominee and a control number from Continental, available once you have received your proxy by emailing spacredemptions@continentalstock.com.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Business Combination Proposal or the Initial Merger Proposal unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. If you are a Bridgetown shareholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Initial Merger Proposal or the Adjournment Proposal. Such abstentions and broker non-votes will have no effect on the vote count for any of the Proposals.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Shareholders may send a later-dated, signed proxy card to Continental at the address set forth below so that it is received by Continental prior to the vote at the Extraordinary General Meeting or attend the Extraordinary General Meeting by visiting                , entering the control number on your proxy card and voting. Shareholders may also revoke their proxy by sending a notice of revocation to Continental, which must be received by Continental prior to the vote at the Extraordinary General Meeting.

Q:	What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A:

If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder of PubCo. If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not approved, you will continue to be a shareholder of Bridgetown.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Bridgetown Shares.

Q:	What happens if I sell my Bridgetown Shares before the Extraordinary General Meeting?

A:

The record date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and earlier than the date the Business Combination is expected to be completed. If you transfer your shares after the applicable record date, but before the Extraordinary General Meeting date, unless you grant a proxy to the transferee, you will retain your right to vote at the Extraordinary General Meeting.

Q:	Who will solicit and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A:

Bridgetown will pay the cost of soliciting proxies for the Extraordinary General Meeting. Bridgetown has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the Extraordinary General Meeting. Bridgetown shall pay Morrow a fixed fee of $15,000, plus disbursements, and shall pay $6.50 for each holder’s proxy solicited by Morrow, and shall reimburse Morrow for its reasonable and documented costs and expenses and shall indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Bridgetown will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Bridgetown Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Bridgetown Class A Ordinary Shares and in obtaining voting instructions from those owners. Bridgetown’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the Extraordinary General Meeting?

A:

The preliminary voting results will be announced at the Extraordinary General Meeting. Bridgetown will publish final voting results of the Extraordinary General Meeting in a Current Report on Form 8-K within four business days after the Extraordinary General Meeting.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Bridgetown’s proxy solicitor as follows:

Morrow Sodali LLC

333 Ludlow Street,

5th Floor, South Tower

Stamford CT 06902, USA

Telephone: +1 (800) 662-5200 or +1 (203) 658-9400

Email: BTWN.info@investor.morrowsodali.com

To obtain timely delivery, shareholders must request the materials no later than            , 2023, or five business days prior to the Extraordinary General Meeting

You may also obtain additional information about Bridgetown from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you are a holder of Bridgetown Shares and you intend to seek redemption of your shares, you will need to deliver your shares (either physically or electronically) to Bridgetown’s transfer agent at the address below at least two business days prior to the Extraordinary General Meeting. If you have questions regarding the certification of your position or delivery of your shares for redemption, please contact Bridgetown’s transfer agent as follows:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, NY 10004

Attention: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Proposals to be submitted for a vote at the Extraordinary General Meeting, including the Business Combination, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus and the Plan of Initial Merger attached as Annex C to this proxy statement/prospectus. The Business Combination Agreement and the Plan of Initial Merger are the legal documents that govern the Business Combination and the Initial Merger and the other transactions that shall be undertaken in connection with the Business Combination. The Business Combination Agreement is also described in detail in this proxy statement/prospectus in the section titled “The Business Combination Proposal—The Business Combination Agreement.”

The Parties to the Business Combination

CGCL

CompareAsia Group Capital Limited is a limited liability company incorporated in the Cayman Islands in 2014. The registered office of CompareAsia Group Capital Limited is located at 190 Elgin Avenue, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The principal place of business of CompareAsia Group Capital Limited is located at 22nd Floor, East Exchange Tower, 38 Leighton Road, Causeway Bay, Hong Kong.

Dual-headquartered in Singapore and Hong Kong, MoneyHero Group, formerly known as the Hyphen Group or CompareAsia Group, is a leading personal finance aggregation and comparison company in Greater Southeast Asia, operating in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia with respective local market brands. With a portfolio of seven well-known and trusted brands, MoneyHero Group is primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, insurance and other financial products, connecting consumers, financial product providers and its content and channel partners. MoneyHero Group helps consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of March 31, 2023, MoneyHero Group had approximately 3.7 million MoneyHero Group Members, which include members who have login IDs with the company in Singapore, Hong Kong and Taiwan, members who subscribe to the company’s email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and members who are registered in the company’s rewards database in Singapore and Hong Kong.

As of the date of this proxy statement/prospectus, MoneyHero Group has over 270 commercial partner relationships. MoneyHero Group’s platforms address all aspects of customer needs for financial products, making it a vital partner for financial product providers. In 2022, MoneyHero Group had approximately 7.8 million Monthly Unique Users, 113.7 million Traffic, over 1.3 million Applications for financial product purchases and 0.4 million Approved Applications in its five current markets, compared to approximately 6.2 million Monthly Unique Users, 83.5 million Traffic, 0.8 million Applications for financial product purchases and 0.3 million Approved Applications from these markets in 2021. In March 2023, the number of MoneyHero Group’s Monthly Unique Users further grew to approximately 9.8 million. Driven primarily by the rich and trend-relevant content available on MoneyHero Group’s platforms, 74% of its Traffic and 77% of its Monthly Unique Users engaged with its online platforms organically through unpaid channels in 2022. The volume of user activities on its platforms provides visibility into MoneyHero Group’s future growth and has also encouraged it to continue to improve user experience and drive up conversions.

MoneyHero Group’s main business pillars are (i) online financial comparison platforms, where it provides financial guidance to consumers by offering a broad range of financial and lifestyle content, product comparison tools, and financial product marketplaces on its websites, and (ii) B2B business (Creatory), where its expands its user reach by partnering with other third-party online content and channel partners.

For the years ended December 31, 2021 and 2022, MoneyHero Group’s revenue was US$61.9 million and US$68.1 million, respectively, representing a year-over-year growth of 10.1%. In 2022, internet leads generation and marketing service income, insurance commission income, marketing income, and events income accounted for approximately 95.3%, 2.4%, 1.6% and 0.7% of MoneyHero Group’s total revenue in 2022, respectively, compared to 95.8%, 1.5%, 2.2% and 0.5% in 2021. MoneyHero Group recorded a loss of US$30.9 million and US$49.4 million for the years ended December 31, 2021 and 2022, respectively.

Bridgetown

Bridgetown is a blank check company incorporated on May 27, 2020, as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Based on its business activities, Bridgetown is a “shell company,” as defined under the Exchange Act, because it has no operations and nominal assets consisting almost entirely of cash.

Before the completion of an initial business combination, any vacancy on the Bridgetown Board may be filled by a nominee chosen by holders of a majority of its Founder Shares. In addition, before the completion of an initial business combination, holders of a majority of Bridgetown’s Founder Shares may remove a member of the board of directors for any reason.

On October 20, 2020, Bridgetown consummated its IPO of 55,000,000 Units at $10.00 per Unit, and a private placement with Sponsor of 6,000,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant. Each Unit consists of one Bridgetown Class A Ordinary Share and one-third of one Bridgetown Warrant.

On October 29, 2020, Bridgetown issued an additional 4,499,351 Units in connection with the underwriters’ partial exercise of their over-allotment option. Simultaneously with the partial closing of the over-allotment option, Bridgetown also consummated the sale of an additional 449,936 Private Placement Warrants at a price of $1.50 per Private Placement Warrant.

Following the closing of Bridgetown’s IPO on October 20, 2020, and the partial exercise of the underwriters’ over-allotment on October 29, 2020, an amount of $594,993,510 ($10.00 per Unit) from the net proceeds of the sale of the Units in Bridgetown’s IPO and the sale of Bridgetown Warrants was placed in the Trust Account and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”). On October 13, 2022, Bridgetown instructed Continental to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at Morgan Stanley, with Continental continuing to act as trustee, until the earlier of the consummation of Bridgetown’s initial business combination or its liquidation. As a result, following the liquidation of investments in the Trust Account, the remaining proceeds from the IPO and private placement are no longer invested in U.S. government securities or money market funds. As of April 30, 2023, funds in the Trust Account totaled $153,976,638.71. Except with respect to interest earned on the funds in the Trust Account that may be released to pay income taxes, the funds held in the Trust Account will not be released from the Trust Account (1) to Bridgetown, until the completion of its initial business combination, or (2) to Bridgetown Public Shareholders, until the earliest of (a) the completion of Bridgetown’s initial business combination, and then only in connection with those Bridgetown Class A Ordinary Shares that such shareholders properly elected to redeem, subject to the limitations described herein, (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend Bridgetown’s amended and restated memorandum and articles of association (A) to modify the substance or timing of Bridgetown’s obligation to provide Bridgetown Public Shareholders the right to have their shares redeemed in connection with Bridgetown’s initial business combination or to redeem 100% of Bridgetown’s public shares if Bridgetown does not complete its initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), or (B) with respect to any other provision relating to the rights of Bridgetown Public Shareholders, and (c) the redemption of Bridgetown’s public shares if it has not consummated its business combination by October 15, 2023, or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

Bridgetown previously had until October 20, 2022, (which is 24 months from the closing of Bridgetown’s IPO) to consummate a business combination. On October 13, 2022, Bridgetown held an extraordinary general meeting in lieu of the 2022 annual general meeting of shareholders, pursuant to which its shareholders approved a proposal to extend the date by which Bridgetown has to consummate a business combination from October 20, 2022 to October 20, 2023 (or such earlier date as determined by the Bridgetown Board) (the “Extension Amendment Proposal”) by amending Bridgetown’s amended and restated memorandum and articles of association. The Extension Amendment Proposal was approved by the Bridgetown shareholders. Under Cayman Islands law, the Charter Amendment took effect upon approval of the Extension Amendment Proposal.

In connection with the vote to approve the Extension Amendment Proposal, holders of 44,406,317 Bridgetown Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.08 per share, for an aggregate redemption amount of $447,637,640.94, in connection with the Extension Amendment Proposal. Accordingly, as of April 30, 2023, funds in the Trust Account totaled $153,976,638.71.

As a result of previous shareholder redemptions of Bridgetown Class A Ordinary Shares and the existence of the Sponsor Support Agreement, Bridgetown Public Shareholders have limited voting power. Any additional redemptions will result in reduced voting power for public shareholders and more voting power concentrated with Sponsor.

If Bridgetown has not completed a business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), Bridgetown will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Bridgetown Class A Ordinary Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to Bridgetown to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Bridgetown Class A Ordinary Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Bridgetown’s remaining shareholders and the Bridgetown Board, liquidate and dissolve, subject in each case to Bridgetown’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Bridgetown’s warrants, which will expire worthless if Bridgetown fails to complete a business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

Units, Bridgetown Class A Ordinary Shares and Bridgetown Warrants are each traded on Nasdaq under the symbols “BTWNU,” “BTWN” and “BTWNW,” respectively.

Bridgetown’s principal executive office is located at c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong, and its telephone number is +852 2514 8888. Bridgetown’s corporate website address is https://www.bridgetownholdings.co/. Bridgetown’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

PubCo

PubCo was incorporated under the laws of the Cayman Islands on March 31, 2023, solely for the purpose of effectuating the Business Combination.

PubCo was incorporated with an aggregate share capital of $50,000 divided into 500,000,000 registered shares of a par value of $0.0001 per share. Two such shares are currently issued and outstanding. For descriptions of PubCo Ordinary Shares, see the section titled “Description of PubCo Securities.” At incorporation, its assets consisted of the par value contributed for its two outstanding shares.

PubCo’s corporate purpose is unrestricted and PubCo has the full power and authority to carry out any object not prohibited by the Cayman Companies Act or any other law of the Cayman Islands.

Immediately following the Business Combination, PubCo will qualify as a foreign private issuer under the Exchange Act.

As of the consummation of the Business Combination, PubCo’s board of directors (the “PubCo Board”) is expected to comprise up to nine directors. For more details, see the section titled “Management of PubCo Following the Business Combination.”

PubCo has applied to list, effective on consummation of the Initial Merger, the PubCo Class A Ordinary Shares and PubCo Warrants on Nasdaq under the symbols “MNY” and “MNYWW,” respectively. The principal place of business of PubCo is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore, and its telephone number is +65 9899 9173.

The Business Combination Proposal

On May 25, 2023, Bridgetown, PubCo, Bridgetown Merger Sub, CGCL Merger Sub and CGCL entered into the Business Combination Agreement, pursuant to which, subject to the terms and conditions set forth therein, (i) Bridgetown shall merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo (the “Initial Merger”) and (ii) following the Initial Merger, CGCL Merger Sub shall merge with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger,” and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal—Bridgetown Special Committee’s Reasons for the Approval of the Business Combination,” The Bridgetown Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for Bridgetown’s IPO, including that the business of The MoneyHero Group had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Business Combination Agreement, see the section titled “The Business Combination Proposal.”

The Initial Merger

As a result of the Initial Merger, at the Initial Merger Effective Time, (i) all the property, rights, privileges, powers and franchises, liabilities and duties of Bridgetown and Bridgetown Merger Sub shall vest in and become the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Bridgetown Merger Sub as the surviving company and the separate corporate existence of Bridgetown shall cease to exist, (ii) each issued and outstanding security of Bridgetown immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for or converted into securities of PubCo, as set out below, and (iii) Bridgetown Merger Sub’s memorandum and articles of association in effect immediately prior to the Initial Merger Effective Time in the form attached as Exhibit D to the Business Combination Agreement shall continue to be the memorandum and articles of association of Bridgetown Merger Sub. Separately, but also with effect from the Initial Merger Effective Time, PubCo’s memorandum and articles of association shall be amended and restated to read in their entirety in the form attached as Exhibit 3.1 to this proxy statement/prospectus.

Subject to the terms and conditions of the Business Combination Agreement, at the Initial Merger Effective Time: (i) each Bridgetown Unit (each consisting of one Bridgetown Class A Ordinary Share and one-third of one Bridgetown Warrant) issued and outstanding immediately prior to the Initial Merger Effective Time shall be automatically separated and the holder thereof shall be deemed to hold one Bridgetown Class A Ordinary Share and one-third of a Bridgetown Warrant; provided that no fractional Bridgetown Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional Bridgetown Warrant upon such separation, the number of Bridgetown Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Bridgetown Warrants; (ii) immediately following the separation of each Unit, (a) each Bridgetown Class A Ordinary Share (excluding Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that validly exercise their redemption rights, Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that exercise and perfect their relevant dissenters’ rights and Bridgetown treasury shares) issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one PubCo Class A Ordinary Share, (b) each Bridgetown Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one PubCo Class B Ordinary Share, and (c) the outstanding portion of any Working Capital Loans immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding; and (iii) each Bridgetown Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Bridgetown Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share, subject to substantially the same terms and conditions as in effect prior to Initial Merger Effective Time.

The sum of all PubCo Class A Ordinary Shares, PubCo Class B Ordinary Shares and PubCo Warrants receivable by Bridgetown shareholders is referred to as “Initial Merger Consideration.” For more information on the Initial Merger and the Initial Merger Proposal, see the sections titled “The Business Combination Proposal—The Initial Merger” and “The Initial Merger Proposal.”

The Acquisition Merger

Following the Initial Merger and the satisfaction of the conditions with respect to the Acquisition Merger, as a result of the Acquisition Merger, at the Acquisition Effective Time (i) all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of CGCL Merger Sub and CGCL shall vest in and become the assets and liabilities of CGCL as the surviving company, and CGCL shall thereafter exist as a wholly-owned subsidiary of PubCo and the separate corporate existence of CGCL Merger Sub shall cease to exist, (ii) each issued and outstanding security of CGCL immediately prior to the Acquisition Effective Time shall be cancelled in exchange for or converted into securities of PubCo or other rights or property, as set out below, (iii) each share of CGCL Merger Sub issued and outstanding immediately prior to the Acquisition Effective Time will automatically be converted into one ordinary share of the surviving company, (iv) the board of directors and officers of CGCL Merger Sub shall cease to hold office, and the board of directors and officers of CGCL shall be as determined by CGCL and (v) the memorandum and articles of association of CGCL shall be amended and restated to read in their entirety in the form attached as Exhibit E to the Business Combination Agreement.

Subject to the terms and conditions of the Business Combination Agreement, at the Acquisition Effective Time: (i) each issued and outstanding CGCL Share (excluding such shares for which their shareholders exercise and perfect their relevant dissenters’ rights and CGCL treasury shares) immediately prior to the Acquisition Effective Time shall be cancelled in exchange for the right to receive 0.307212 of a newly issued PubCo Class A Ordinary Share; (ii) each outstanding option to purchase CGCL Shares under an incentive plan of CGCL immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into an option in respect of such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the Business Combination Agreement, (iii) the unexercised portion of the Existing Call Option (as defined in this proxy statement/prospectus) immediately prior to the Acquisition Effective Time shall, automatically and without any required action on the part of PMIL, be assumed by PubCo and converted into a PubCo Call Option under the PubCo Call Option Agreement, and (iv) each CGCL Warrant outstanding immediately prior to the Acquisition Effective Time shall cease to be a warrant with respect to CGCL Shares and be assumed by PubCo and converted into a PubCo Warrant to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed, PubCo Class A Warrant Instrument, PubCo Class C-1 Warrant Instrument or PubCo Class C-2 Warrant Instrument, as applicable. Immediately after the Acquisition Effective Time and without any action on the part of any holder of PubCo Class A Ordinary Shares, PubCo shall take all actions necessary (including the execution and delivery of all required authorizations, instructions, documents and other instruments) to redesignate each PubCo Class A Ordinary Share that was exchanged from a preference share of CGCL into one PubCo Preference Share.

The sum of all the PubCo Ordinary Shares and warrants to be issued by PubCo receivable by CGCL shareholders is referred to as “Acquisition Consideration,” and the Initial Merger Consideration and the Acquisition Consideration are referred to as the “Shareholder Merger Consideration.” At or prior to the Initial Merger Effective Time, PubCo shall deposit, or cause to be deposited with Continental as exchange agent (or another exchange agent reasonably acceptable to CGCL) the Shareholder Merger Consideration.

For more information on the Acquisition Merger and the Business Combination Proposal, see the section titled “The Business Combination Proposal—The Acquisition Merger.”

Conditions to Closing

In addition to the approval of the Proposals, unless waived by the parties to the Business Combination Agreement, the closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement. For more information about the closing conditions to the Business Combination, see the section titled “The Business Combination Proposal—Conditions to Closing.”

Related Agreements

Company Holders Support Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo, CGCL and certain of the shareholders of CGCL entered into a company holders support agreement and deed (the “Company Holders Support Agreement”), pursuant to which (i) certain CGCL shareholders who in the aggregate represented over 70% of the voting power of all outstanding voting shares of CGCL as of the date of the Business Combination Agreement have agreed, among other things, (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of CGCL called to seek approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals; (b) to vote in favor of the Business Combination Transactions; (c) to vote against any proposals that would materially impede the Business Combination Transactions; (d) not to sell or transfer any of their shares prior to the closing of the Business Combination and (e) to waive the dissenters’ rights pursuant to the Cayman Companies Act with respect to all shares of CGCL held by such shareholders in connection with the Acquisition Merger, to the extent applicable; and (ii) certain shareholders of CGCL have also agreed to a lock-up of the PubCo Class A Ordinary Shares they will receive pursuant to the Acquisition Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Merger Closing.

Sponsor Support Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, Bridgetown, Sponsor, PubCo and CGCL entered into a sponsor support agreement and deed (the “Sponsor Support Agreement”), pursuant to which Sponsor has agreed, among other things and subject to the terms and conditions set forth therein to: (i) appear for purposes of constituting a quorum at the meetings of the shareholders of Bridgetown called to seek approval of the consummation of the Business Combination Transactions and the other transaction proposals; (ii) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby; (iii) vote against any proposals that would materially impede the Business Combination Transactions or any other transaction proposal; (iv) not to redeem any shares of Bridgetown held by Sponsor; (v) not to sell or transfer any equity securities of Bridgetown held by Sponsor prior to the closing of the Business Combination; (vi) to waive the dissenters’ rights pursuant to the Cayman Companies Act with respect to all shares of Bridgetown held by Sponsor in connection with the Initial Merger, to the extent applicable; and (vii) a lock-up of the PubCo Class B Ordinary Shares that it will receive pursuant to the Initial Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Closing. Pursuant to the Sponsor Support Agreement, Sponsor has agreed to subject 2,000,000 PubCo Shares it receives pursuant to the Business Combination (“Earn-Out Shares”) to potential forfeiture, with such potential forfeiture lapsing, and the Earn-Out Shares vesting in Sponsor, if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing is equal to or exceeds $10.00 per PubCo Class A Ordinary Share. If the Earn-Out Shares have not vested in Sponsor prior to the 10th anniversary of the Acquisition Closing and the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 10th anniversary of the Acquisition Closing is less than $10.00 per PubCo Class A Ordinary Share, then Sponsor will forfeit and surrender the Earn-Out Shares to PubCo for nil consideration, and such Earn-Out Shares shall be cancelled.

Pursuant to the Sponsor Support Agreement, subject to the satisfaction of certain conditions, including, among others, that (i) following satisfaction of all of Sponsor’s obligations under the Non-Redemption Deeds (including any sales of Sponsor’s PubCo Shares to discharge its obligations under such Non-Redemption Deeds), (1) the number of PubCo Shares Sponsor received upon closing of the Initial Merger which Sponsor still holds exceeds (2) the number of PubCo Shares Sponsor received upon closing of the Initial Merger (in each case excluding the Earn-Out Shares) minus 10,000,000 (such excess, if any, the “Rebate Shares”); and (ii) the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares is in excess of $11.00 per share on the last date of the third month following the date on which Sponsor has satisfied all of its obligations under the Non-Redemption Deeds, the Sponsor agrees to forfeit to PubCo a number of PubCo Shares equal to the lesser of (x) 50.1% of such number of Rebate Shares and (y) 5,000,000 Rebate Shares to PubCo for nil consideration, and following any such forfeiture, PubCo has an obligation to issue a corresponding number of PubCo Class A Ordinary Shares to certain former equity holders of CGCL pro rata to their former holdings in CGCL.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo, Sponsor, the FWD Parties and certain of the shareholders of CGCL entered into a registration rights agreement (the “Registration Rights Agreement”), to be effective upon the closing of the Business Combination, pursuant to which, among other things, PubCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act, and Sponsor, the FWD Parties and certain shareholders of CGCL and their respective affiliates (the “CGCL Holders”) have been granted customary demand and piggyback registration rights. See the section titled “Shares Eligible for Future Sale—Registration Rights.”

Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo and Continental entered into the Assignment, Assumption and Amendment Agreement and amended the Existing Warrant Agreement, pursuant to which, among other things, Bridgetown assigned all of its rights, interests and obligations in the Existing Warrant Agreement to PubCo effective upon the Initial Merger Closing, and PubCo assumed the warrants provided for under the Existing Warrant Agreement.

Working Capital Loan Capitalization Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, Sponsor, PubCo and CGCL entered into the Working Capital Loan Capitalization Agreement, pursuant to which, among other things, the outstanding balance of the Working Capital Loans immediately prior to the Initial Merger Effective Time will be capitalized into a number of PubCo Class A Ordinary Shares equal to the aggregate amount outstanding under such Working Capital Loans, up to an aggregate amount not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL), divided by 10.00, rounded down to the nearest whole number.

Fee Letter

Concurrently with the execution of the Business Combination Agreement, Sponsor and BTN Investments LLC (“BTN”) issued the Fee Letter to PubCo and CGCL, pursuant to which, among other things, each of Sponsor and BTN agreed to reimburse PubCo for a portion of transaction expenses which PubCo settles at the Acquisition Merger Closing if the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Merger Closing (after deducting amounts needed to pay for the Bridgetown shareholder redemptions but prior to any other payments) is less than US$82,000,000.00, in accordance with certain formulas set forth therein.

Non-Redemption Deeds

Concurrently with the execution of the Business Combination Agreement, Sponsor entered into a Non-Redemption Deed in favor of each of the FWD Parties, pursuant to which, among other things, subject to such FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the

Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its appraisal rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to certain exceptions and compliance by the FWD Parties with the conditions specified in the Non-Redemption Deeds. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security. However, neither FWD Party has agreed to the terms set forth in the Non-Redemption Deeds, and there can be no assurance that either FWD Party will (i) vote in favor of the Business Combination, (ii) not exercise its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not sell or transfer any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger or (iv) not exercise its appraisal rights under Section 238 of the Cayman Companies Act.

CGCL Warrant Supplemental Deeds

Concurrently with the execution of the Business Combination Agreement, CGCL, PubCo and Bridgetown entered into the CGCL Class A Warrant Supplemental Deed, pursuant to which, among other things, each CGCL Class A Warrant that is outstanding immediately prior to the Acquisition Effective Time will automatically be cancelled and converted into the right to receive a number of PubCo Warrants as determined in accordance with the Business Combination Agreement and the CGCL Class A Warrant Supplemental Deed and pursuant to the PubCo Class A Warrant Instrument.

Concurrently with the execution of the Business Combination Agreement, CGCL, PubCo and Bridgetown entered into the CGCL Class C Warrant Supplemental Deed, pursuant to which, among other things, each CGCL Class C Warrant that is outstanding immediately prior to the Acquisition Effective Time will automatically be cancelled and converted into the right to receive a number of PubCo Warrants as determined in accordance with the Business Combination Agreement and the CGCL Class C Warrant Supplemental Deed and pursuant to the PubCo Class C-1 Warrant Instrument or PubCo Class C-2 Warrant Instrument, as applicable.

PubCo Call Option Agreement

Concurrently with the execution of the Business Combination Agreement, PubCo and PMIL entered into a call option agreement, pursuant to which and subject to the condition that PMIL has not fully exercised the Existing Call Option as of immediately prior to the Acquisition Effective Time, PubCo agreed to grant PMIL the PubCo Call Option (as defined herein).

Share Conversion Instruction Letters

Concurrently with the execution of the Business Combination Agreement, certain directors and advisors of Bridgetown to whom Sponsor transferred Bridgetown Shares, being each of Samuel Altman, In Joon Hwang, John R. Hass and Kenneth Ng, each issued a letter to PubCo pursuant to which, such Bridgetown shareholder irrevocably instructed PubCo to convert the PubCo Class B Ordinary Shares to be received by such Bridgetown shareholder in connection with the Business Combination into PubCo Class A Ordinary Shares immediately following the Acquisition Merger, such that such Bridgetown shareholder shall hold no PubCo Class B Ordinary Shares immediately following such conversion.

The Initial Merger Proposal

The shareholders of Bridgetown will vote on a separate proposal to authorize the Initial Merger by way of a special resolution under the Cayman Companies Act. Please see the section titled “The Initial Merger Proposal.”

The Adjournment Proposal

The shareholders of Bridgetown will vote on a separate proposal to authorize the Initial Merger by way of a special resolution under the Cayman Companies Act. Please see the section titled “The Initial Merger Proposal.”

Bridgetown Special Committee

On January 5, 2023, the Bridgetown Board formed a special committee (“Bridgetown Special Committee”), consisting of all of the members of the Bridgetown Board other than Mr. Daniel Wong, to evaluate and make any decision on behalf of the full Bridgetown Board with respect to the Business Combination with CGCL. Mr. Wong, who is a Senior Vice President at Pacific Century, which indirectly holds a substantial equity interest in CGCL, and is a former director of CGCL, is not a member of the Bridgetown Special Committee, was not permitted to attend any meetings of the Bridgetown Special Committee, and has recused himself from discussions of the Bridgetown Board about the Business Combination and voting of the Bridgetown Board on matters related to the Business Combination. The Bridgetown Special Committee further retained counsel independent of Bridgetown.

Bridgetown Special Committee’s Reasons for the Approval of the Business Combination

On May 24, 2023, the Bridgetown Special Committee, among other things, (i) determined that it is advisable for and in the best interests of Bridgetown to enter into the Business Combination Agreement, (ii) approved the execution and delivery of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, and (iii) recommended that Bridgetown’s shareholders authorize and approve the Business Combination Agreement and the ancillary documents related thereto, and vote in favor of adopting the Plan of Initial Merger and the transactions contemplated thereby.

In evaluating the Business Combination and making these determinations and this recommendation, the Bridgetown Special Committee consulted with Bridgetown’s management and considered a number of factors. The Bridgetown Special Committee and Bridgetown’s management also considered (i) the general criteria and guidelines that Bridgetown believed would be important in evaluating prospective target businesses as described in the prospectus for Bridgetown’s IPO and (ii) that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its IPO, Bridgetown stated that it intended to seek a business combination with a business:

(i)	in the technology, financial services, or media sectors, collectively referred to as the “new economy sectors,” in Southeast Asia;

(ii)	with strong management teams that have a proven track record of driving growth, building long-term competitive advantage and making sound strategic decisions;

(iii)	with a leading presence across an industry or segment or has leading technology or product capabilities; and

(iv)	with potential to further improve performance under Bridgetown’s ownership, leveraging their experience in the target sectors and network of industry contacts.

In considering the Business Combination, the Bridgetown Special Committee determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

The Bridgetown Special Committee considered a wide variety of factors in connection with its evaluation of the Business Combination. In particular, the Bridgetown Special Committee considered the following factors:

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Satisfied a Number of Investment Criteria. The MoneyHero Group satisfied a number of Bridgetown’s investment criteria, including given it (a) has a large geographical footprint and strong market leadership in Greater Southeast Asia, (b) operates in a large and growing total-addressable market, (c) has the potential to deliver sustainable top-line growth over a long time horizon given the market potential and product offerings, (d) has established market-leading brands with high organic user volumes since 2014, (e) has deep alliances and integration with financial institutions to accelerate digital transformation in the region, and (f) provides a unique opportunity to partner with a world-class management team with the potential to scale its business rapidly and organically in Greater Southeast Asia while further penetrating into existing markets. Bridgetown was attracted to the MoneyHero Group’s innovative products and, specifically, the prospect of participating in a company that operates a highly synergistic ecosystem underpinned by proprietary technology and a well-developed technology infrastructure, designed to maximize value for both financial institutions and consumers. Ultimately, Bridgetown concluded that the MoneyHero Group was the most appropriate business for a business combination given the other potential target companies that were evaluated did not align as well as the MoneyHero Group when taking into account Bridgetown’s overall investment criteria.

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Independent Due Diligence. The Bridgetown Special Committee considered that Bridgetown conducted and reviewed the results of due diligence conducted by Bridgetown’s management and by Bridgetown’s legal, financial and other advisors on MoneyHero Group, which included, among other things, review of MoneyHero Group’s constitutional documents and material licenses, financial and valuation analysis of MoneyHero Group and the Business Combination, reports related to tax, financial and legal due diligence prepared by external advisors.

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Terms of the Transaction Documents. The Bridgetown Special Committee reviewed and considered the terms of the Business Combination Agreement and the ancillary agreements related thereto, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate the Business Combination Agreement. See the section titled “—The Business Combination Agreement” and “—Related Agreements” for detailed discussions of the terms and conditions of these agreements.

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Opinion of the Bridgetown Special Committee’s Financial Advisor. The Bridgetown Special Committee took into account the financial analysis reviewed by Houlihan Capital with the Bridgetown Special Committee as well as the verbal opinion of Houlihan Capital rendered to the Bridgetown Special Committee on May 24, 2023 (which was subsequently confirmed in writing by delivery of Houlihan Capital’s written opinion addressed to the Bridgetown Special Committee dated May 24, 2023), as to the fairness of the transactions contemplated under the Business Combination Agreement to Bridgetown and the Bridgetown unaffiliated shareholders, from a financial point of view, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion as more fully described below under the caption “—Opinion of Houlihan Capital.”

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The Role of the Independent Directors. In connection with the Business Combination, the independent directors on the Bridgetown Special Committee who attended the meeting of the Bridgetown Special Committee evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the ancillary agreements related thereto, as well as the other matters evaluated by the Bridgetown Special Committee, and voted to approve the Business Combination Agreement and the related agreement and the transactions contemplated thereby, including the Business Combination. Samuel Altman did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board due to his travel schedule.

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Potential Inability to Complete the Business Combination. The Bridgetown Special Committee considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Bridgetown if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination, the loss of the opportunity to participate in the transaction and the fact that Bridgetown must complete its initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)) and there will not be sufficient time for Bridgetown to search for another potential target. The Bridgetown Special Committee also considered the uncertainty related to the Closing primarily outside of the control of the parties to the transaction, including the MAS de-SPAC Condition.

•

Continued Support by Existing Shareholders. The Bridgetown Special Committee noted that (i) existing CGCL shareholders would not be receiving any cash consideration in connection with the Business Combination; (ii) existing CGCL shareholders are expected to hold 29.43% of the equity interest in PubCo immediately after Closing, assuming that (a) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, (b) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued at the Initial Merger Effective Time, and (c) there are no redemptions by Bridgetown Public Shareholders and no dissenting Bridgetown shareholders; and (iii) certain CGCL shareholders who in the aggregate represented over 70% of the voting power of all outstanding voting shares of CGCL as of the date of the Business Combination Agreement have agreed, subject to certain exceptions, to a 6-month lock-up of the PubCo Class A Ordinary Shares to be acquired by them at closing of the Business Combination. The Bridgetown Special Committee considered these to be strong signs of CGCL’s existing shareholders’ confidence in the combined company and the benefits to be realized as a result of the Business Combination.

Moreover, if Bridgetown does not obtain shareholder approval at the Extraordinary General Meeting, it is obligated to hold additional extraordinary general meetings to vote on the Initial Merger Proposal until the earlier of (x) such shareholder approval being obtained and (y) October 15, 2023, the date on which Bridgetown or CGCL may terminate the Business Combination Agreement if the Initial Merger has not been consummated and the date by which Bridgetown has to consummate a business combination before it must commence liquidation. This would in practice mean that Bridgetown would have no ability to seek an alternative business combination that Bridgetown shareholders may prefer after such initial vote. If an initial business combination is not consummated by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), then Bridgetown must commence liquidation. The Business Combination Agreement also includes a non-solicitation provision that prohibits Bridgetown from soliciting other initial business combination proposals, which restricts Bridgetown’s ability to consider other potential initial business combinations until the earlier of the termination of the Business Combination Agreement or the consummation of the Business Combination. In addition, the consummation of the Business Combination is conditioned on approval of the listing of PubCo on Nasdaq and under Nasdaq rules, such approval is unlikely to be granted if the Business Combination closes more than 36 months after effectiveness of Bridgetown’s IPO registration statement or after October 15, 2023 (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

In addition, the Bridgetown Special Committee considered the risk that the current public shareholders of Bridgetown would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to the MoneyHero Group following the consummation of the Business Combination and potentially meaning that either the Business Combination would not be consummated or that MoneyHero Group would have to elect to waive the condition under the Business Combination Agreement requiring that the funds in the Trust Account (after giving effect to redemptions and the payment of deferred underwriting commissions or transaction expenses of Bridgetown or the MoneyHero Group), together with the permitted equity financing proceeds (if any), is equal to or exceeds $50 million, in order for the Business Combination to be consummated. As of April 30, 2023, without giving effect to any future redemptions that may occur, the Trust Account had approximately $153,976,638.71.

The Bridgetown Special Committee also considered the following additional risks of the Business Combination:

•

Risks for Bridgetown Public Shareholders. The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through a traditional IPO and may create risks for Bridgetown public shareholders, such as the absence of due diligence conducted by one or more underwriters that would be subject to liability for any material misstatements or omissions in a registration statement, investors’ inability to recover damages from such underwriters in the event of misstatements and omission in the registration statement, the lack of an effective book-building process, and potentially lower demand, decreased liquidity and increased trading volatility of PubCo’s securities. For additional details, see “Risk Factors—Risks Related to PubCo and Its Securities.” The Bridgetown Special Committee determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.

•

The MoneyHero Group’s Business Risks. The Bridgetown Special Committee considered that Bridgetown shareholders would be subject to the execution risks associated with PubCo if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Bridgetown prior to Closing. In this regard, the Bridgetown Special Committee considered that there were risks associated with successful implementation of PubCo’s long term business plan and strategy and the MoneyHero Group realizing the anticipated benefits of the Business Combination on the timeframe expected, or at all, including due to factors outside of the parties’ control, such macroeconomic and regulatory uncertainty. For an additional description of these risks, see the section titled “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry.”

•

Post-Business Combination Corporate Governance. The Bridgetown Special Committee considered the corporate governance provisions of the Business Combination Agreement, the Sponsor Support Agreement, the proposed organizational documents and the effect of those provisions on the governance of PubCo following the Closing, including that Sponsor would hold PubCo Class B Ordinary Shares with 10 votes per share, which is higher than the one vote per PubCo Class A Ordinary Share which most other Bridgetown shareholders would receive. See also “—Related Agreements” for detailed discussions of the terms and conditions of the Sponsor Support Agreement.

•

Limitations of Review. Bridgetown’s management, outside advisors and legal counsel reviewed only certain materials in connection with their due diligence review of the MoneyHero Group and its business. Accordingly, the Bridgetown Special Committee considered that Bridgetown may not have properly valued such business.

•

Non-Survival of Representations, Warranties or Covenants of CGCL. The Bridgetown Special Committee considered that the terms of the Business Combination Agreement provide that Bridgetown will not have any surviving remedies against CGCL or its subsidiaries after the Closing to recover for losses as a result of any inaccuracies or breaches of CGCL’s representations, warranties, covenants, obligations or other agreements set forth in the Business Combination Agreement, or any certificate or instruments delivered pursuant to the Business Combination Agreement (save for termination of the Business Combination Agreement or in the case of claims against a person in respect of such person’s fraud). As a result, Bridgetown’s shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of the MoneyHero Group prior to Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The Bridgetown Special Committee determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.

•

Litigation. The Bridgetown Special Committee considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The Bridgetown Special Committee considered the fees and expenses associated with completing the Business Combination.

•

Diversion of Management. The Bridgetown Special Committee considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on the MoneyHero Group’s business.

•

Lack of PIPE Financing. The Bridgetown Special Committee considered that there was no PIPE financing process and therefore no third party valuation of the MoneyHero Group on which the Bridgetown Special Committee could rely to support the implied pro forma enterprise value in connection with the Business Combination.

These factors are further discussed in the section titled “Risk Factors – Risks Related to the MoneyHero Group’s Business and Industry,” “Risk Factors—Risks Related to Bridgetown and the Business Combination” and “The Business Combination Proposal—Bridgetown Special Committee’s Reasons for the Approval of the Business Combination.”

The preceding discussion of the information and factors considered by the Bridgetown Special Committee is not intended to be exhaustive but includes the material factors considered by the Bridgetown Special Committee. In view of the complexity and wide variety of factors considered by the Bridgetown Special Committee in connection with its evaluation of the Business Combination, the Bridgetown Special Committee as a whole did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it took into account in reaching its decisions. In considering the factors described above, individual members of the Bridgetown Special Committee may have given different weight to different factors. The Bridgetown Special Committee considered the information and factors as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the reasons for the Bridgetown Special Committee’s approval of the Business Combination and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Houlihan Capital

On February 23, 2023, the Bridgetown Special Committee engaged Houlihan Capital, LLC (“Houlihan Capital”) to evaluate whether the proposed Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view. Pursuant to the terms of the Business Combination, all of the outstanding equity interests of CGCL will be exchanged for total “pre-money” consideration of $200.0 million, consisting of “Share Consideration” of $200.0 million, where the “Share Consideration” will consist of a number of newly issued PubCo Shares based on an enterprise value of $200.0 million divided by $10.00 per share.

The full text of Houlihan Capital’s written opinion, dated May 24, 2023, to the Bridgetown Special Committee, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Houlihan Capital in rendering its opinion, is attached as Annex D and is incorporated into this proxy statement/prospectus by reference in its entirety. Bridgetown shareholders are encouraged to read this opinion carefully in its entirety.

Houlihan Capital’s opinion was provided to the Bridgetown Special Committee for its evaluation of the Business Combination and expressed that the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view. It does not address any other aspect of the Business Combination, including the: (i) underlying business decision of Bridgetown, its shareholders, or any other party to proceed with or effect the proposed Business Combination, (ii) financial fairness of any aspect of the proposed Business Combination not expressly addressed in the opinion, (iii) terms of the Business Combination (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Business Combination to the holders of any securities, creditors, or other constituencies of Bridgetown or any other party, other than those set forth in the opinion, (v) relative corporate or other merits of the proposed Business Combination as compared to any alternative business strategies that might exist for Bridgetown, or (vi) tax, accounting, or legal consequences of the proposed Business Combination to either Bridgetown, its shareholders, or any other party and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matters relating to the Business Combination. Houlihan Capital’s analyses contained in its fairness opinion are confidential and addressed to, and provided exclusively for use by, the Bridgetown Special Committee. The summary of Houlihan Capital’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Houlihan Capital performed such reviews, analyses and inquiries as it, in its professional judgment and experience, deemed necessary and appropriate under the circumstances. Houlihan Capital’s activities included without limitation:

•

Discussions with certain members of the management of Bridgetown and CGCL regarding the Business Combination, the historical performance and the Financial Projections to present key elements of the forecasts provided to Bridgetown and the Bridgetown Special Committee, and the future outlook for CGCL; and

•

Discussions with certain members of the management of Bridgetown and CGCL regarding the status of current outstanding legal claims and environmental claims (if any) and confirmation that any potential related financial exposure has been properly disclosed.

•	Review of information provided by Bridgetown and CGCL including, but not limited to:

•	audited financial statements for CGCL for the fiscal years ended December 31, 2020;

•	unaudited annual financial statements for CGCL for the fiscal years ended December 31, 2019 through 2022;

•	the Financial Projections;

•	executed letter of intent between Bridgetown and CGCL, effective December 31, 2022;

•	draft business combination agreement, delivered to Houlihan Capital as of April 27, 2023, by and among CGCL, Bridgetown, PubCo, Bridgetown Merger Sub and CGCL Merger Sub;

•	the MoneyHero Group’s investor presentation, dated December 2022;

•	the MoneyHero Group’s discussion materials presentation, dated April 2023;

•	Project Gemini indicative pricing presentation, prepared by Koru Partners Pte Ltd, dated April 20, 2023;

•	the MoneyHero Group’s corporate structure chart, as of December 20, 2022; and

•	pro forma cap table for the Business Combination;

•

Review of the industry in which CGCL operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

•	Development of indications of value for CGCL using generally accepted valuation methodologies; and

•	Review of certain other relevant, publicly available information, including economic, industry, and information specific to CGCL.

In connection with its review, Houlihan Capital relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by Houlihan Capital and has assumed such accuracy and completeness for purposes of rendering an opinion. Houlihan Capital further relied upon the assurances and representations from Bridgetown’s management that they are unaware of any facts that would make the information provided to Houlihan Capital to be incomplete or misleading in any material respect for the purposes of Houlihan Capital’s opinion. Bridgetown’s management has represented: (i) that it directed Houlihan Capital to rely on the Financial Projections; (ii) the Financial Projections represent CGCL management’s good faith assessment of the projected future financial performance of the company on a base case scenario for the periods indicated therein; (iii) after conducting such due diligence as Bridgetown management has deemed necessary or appropriate, Bridgetown management has no reason to believe that Houlihan Capital should not rely upon the Financial Projections; (iv) Houlihan Capital had no role whatsoever in the preparation of the Financial Projections; (v) Houlihan Capital was not asked to provide an outside “reasonableness review” of the Financial Projections; (vi), Bridgetown did not engage Houlihan Capital to audit or otherwise validate any of the underlying inputs and assumptions of the Financial Projections; and (vii) that Houlihan Capital accurately summarized and presented the Financial Projections. Nothing has come to Houlihan Capital’s attention in the course of its engagement which would lead it to believe that (i) any information provided to it or assumptions made by it are insufficient or inaccurate in any material respect or (ii) it is unreasonable for it to use and rely upon such information or make such assumptions.

As of the date of the opinion, it is Houlihan Capital’s opinion that the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view.

Date, Time and Place of Extraordinary General Meeting of Bridgetown shareholders

The Extraordinary General Meeting of the shareholders of Bridgetown will be held at    AM,                time, on    , 2023 at                and virtually via live webcast at https://www.cstproxy.com/bridgetownholdings/2023 to consider and vote upon the Business Combination Proposal, the Initial Merger Proposal and if necessary, the Adjournment Proposal.

Voting Power; Record Date

Shareholders shall be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Bridgetown Shares at the close of business on                , 2023, which is the record date for the Extraordinary General Meeting. Shareholders shall have one vote for each Bridgetown Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. Warrants do not have voting rights. On the record date, there were                Bridgetown Shares issued and outstanding, of which                were held by the Sponsor and directors and certain advisors of Bridgetown.

Quorum and Vote of Bridgetown Shareholders

A quorum of Bridgetown shareholders is necessary to hold a valid meeting. A quorum shall be present at the Extraordinary General Meeting if the holders of a majority of the issued and outstanding shares entitled to vote at the Extraordinary General Meeting are present in person or by proxy. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting. The proposals presented at the Extraordinary General Meeting shall require the following votes:

•

Pursuant to the Bridgetown Articles, the approval of the Business Combination Proposal will require an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

•

Pursuant to the Cayman Companies Act, the approval of the Initial Merger Proposal will require a special resolution under the Cayman Companies Act, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

•

The approval of the Adjournment Proposal if presented will require an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Redemption Rights

Pursuant to the Bridgetown Articles, a Bridgetown Public Shareholder may request that Bridgetown redeem all or a portion of its Bridgetown Shares for cash if the Business Combination is consummated. As a holder of Bridgetown Shares, you will be entitled to receive cash for any Bridgetown Shares to be redeemed only if you:

•	hold Bridgetown Shares;

•

submit a written request to Continental, Bridgetown’s transfer agent, in which you (a) request that Bridgetown redeem all or a portion of your Bridgetown Shares for cash, and (b) identify yourself as the beneficial holder of the Bridgetown Shares and provide your legal name, phone number and address; and

•	deliver share certificates (if any) and other redemption forms (as applicable) to Continental, Bridgetown’s transfer agent, physically or electronically through The Depository Trust Company.

Holders of Bridgetown Shares must complete the procedures for electing to redeem their public shares in the manner described above prior to                 , on                 , 2023 (two business days before the Extraordinary General Meeting) in order for their Bridgetown Shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares.

If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Bridgetown Public Shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Bridgetown will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Bridgetown. If a Bridgetown Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See the section titled “Extraordinary General Meeting of Bridgetown Shareholders—Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

A holder of Bridgetown Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), may not seek to have more than 15% of the aggregate shares redeemed without the consent of Bridgetown. Under the Bridgetown Articles, the Business Combination may not be consummated if Bridgetown has net tangible assets of less than $5,000,001 either immediately prior to or upon consummation of the Business Combination after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of Bridgetown Shares.

Any request for redemption, once made by a holder of shares, may not be withdrawn once submitted to Bridgetown unless the Board of Directors of Bridgetown determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Appraisal or Dissenters’ Rights

Bridgetown shareholders may have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the Cayman Islands. Holders of record of Bridgetown Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for their Bridgetown Shares must give written objection to the Initial Merger to Bridgetown prior to the shareholder vote to approve the Initial Merger and follow the procedures set out in Section 238 of the Cayman Companies Act. Any such shareholders should note that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act, which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. A Bridgetown shareholder that elects to exercise appraisal rights must do so in respect of all of the Bridgetown Shares that person holds and will lose their right to exercise their redemption rights. Bridgetown shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act. Bridgetown warrant holders do not have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the Cayman Islands.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Bridgetown has engaged Morrow to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares at the Extraordinary General Meeting if it revokes its proxy before the Extraordinary General Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section titled “Extraordinary General Meeting of Bridgetown shareholders—Revoking Your Proxy.”

Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination

Bridgetown’s Sponsor, directors, officers and certain advisors, who together hold all of the outstanding Founder Shares, and their affiliates have interests that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders and warrantholders generally. The existence of financial and personal interests of these individuals may result in conflicts of interest on the part of them between what they may believe is in the best interests of Bridgetown and what they may believe is best for themselves. Similarly, the interests of members of the Bridgetown Special Committee or the Bridgetown Board may also result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves. These interests include, among other things, the interests listed below:

•

the Sponsor directly holds 12,376,887 Founder Shares and 6,449,936 Private Placement Warrants. Daniel Wong, Bridgetown’s Chief Executive Officer and Chief Financial Officer, a Senior Vice President at Pacific Century, which has an indirect majority ownership of the FWD group and controls E Capital (Select) Limited. The FWD Parties, which are members of the FWD group, hold an aggregate of 5,000,000 Bridgetown Class A Ordinary Shares (representing 16.68% of Bridgetown). As of the date of this proxy statement/prospectus, (i) Enterprise Innovation Holdings Limited, a member of the FWD group, holds an aggregate of 674,805 CGCL Class A Ordinary Shares, 5,348,937 CGCL Preference Shares (which, together with its CGCL Class A Ordinary Shares, represent 29.82% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 5,100,121 CGCL Class A Warrants (representing 25.41% of the total CGCL Class A Warrants issued and outstanding as of the date of this proxy statement/prospectus), 6,527,295 CGCL Class C Warrants (representing 24.02% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 5.0 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum; and (ii) E Capital (Select) Limited holds an aggregate of 2,260,271 CGCL Preference Shares (representing 11.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus) and 1,044,367 CGCL Class C Warrants (representing 3.84% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus). For additional information on FWD group’s and E Capital (Select) Limited’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities.” In addition, Mr. Wong and Matt Danzeisen, the Chairman of Bridgetown and the Bridgetown Special Committee, are two of the four managers of Sponsor and may each be deemed to beneficially own the Founder Shares and Private Placement Warrants held by the Sponsor. These Founder Shares will be exchanged at the Initial Merger Effective Time for PubCo Class B Ordinary Shares, each carrying 10 votes per share, and the Private Placement Warrants will be exchanged for PubCo Sponsor Warrants. Based on the number of PubCo Ordinary Shares expected to be outstanding immediately after Closing, assuming that (i) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, and (ii) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued to the Sponsor at the Initial Merger Effective Time, and taking into account the PubCo

Ordinary Shares issuable upon the exercise of PubCo Sponsor Warrants, the Sponsor is expected to own 38.95% of the equity interest and 71.31% of the voting power in PubCo in the No Redemption Scenario, 48.89% of the equity interest and 75.46% of the voting power of PubCo in the Maximum Redemption Scenario A, and 50.43% of the equity interest and 75.99% of the voting power of PubCo in the Maximum Redemption Scenario B. In addition, Mr. Wong directly holds 1,883,005 Founder Shares, which will represent 4.36% of the equity interest and 10.65% of the voting power in PubCo immediately after Closing in the No Redemption Scenario, 5.69% of the equity interest and 11.29% of the voting power of PubCo in the Maximum Redemption Scenario A, and 5.91% of the equity interest and 11.37% of the voting power of PubCo in the Maximum Redemption Scenario B under the foregoing assumptions;

•

pursuant to the Sponsor Support Agreement, Sponsor has agreed to subject 2,000,000 PubCo Class B Ordinary Shares it receives pursuant to the Business Combination to potential forfeiture, with such potential forfeiture lapsing if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing equals or exceeds $10.00 per share, determined in accordance with the Sponsor Support Agreement;

•

each of John R. Hass, Samuel Altman and In Joon Hwang, directors of Bridgetown, and Kenneth Ng, an advisor to Bridgetown, directly holds 5,000 Founder Shares, which will be converted into the same number of PubCo Class A Ordinary Shares immediately after Closing pursuant to the Share Conversion Instruction Letters;

•

Steven Teichman, an advisor to Bridgetown, directly holds 594,946 Founder Shares, which will be converted into the same number of PubCo Class B Ordinary Shares immediately after Closing, which are expected to represent 1.38% of the equity interest and 3.36% of the voting power in PubCo in the No Redemption Scenario, 1.80% of the equity interest and 3.57% of the voting power of PubCo in the Maximum Redemption Scenario A and 1.87% of the equity interest and 3.59% of the voting power of PubCo in the Maximum Redemption Scenario B and under the foregoing assumptions;

•

Matt Danzeisen is also Head of Private Investments at Thiel Capital. An entity affiliated with Thiel Capital has entered into a forward purchase agreement with Sponsor as described in “The Business Combination Proposal—Background of the Business Combination;”

•

Mr. Li may be deemed to beneficially own the Founder Shares and Private Placement Warrants held by the Sponsor by virtue of being the indirect owner of the sole member of Sponsor. Mr. Li is also the majority owner and controls Pacific Century, which has an indirect majority ownership of the FWD group and controls E Capital (Select) Limited. The FWD Parties, which are members of the FWD group, hold an aggregate of 5,000,000 Bridgetown Class A Ordinary Shares (representing 16.68% of Bridgetown). As of the date of this proxy statement/prospectus, (i) Enterprise Innovation Holdings Limited, a member of the FWD group, holds an aggregate of 674,805 CGCL Class A Ordinary Shares, 5,348,937 CGCL Preference Shares (which, together with its CGCL Class A Ordinary Shares, represent 29.82% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 5,100,121 CGCL Class A Warrants (representing 25.41% of the total CGCL Class A Warrants issued and outstanding as of the date of this proxy statement/prospectus), 6,527,295 CGCL Class C Warrants (representing 24.02% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 5.0 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum; and (ii) E Capital (Select) Limited holds an aggregate of 2,260,271 CGCL Preference Shares (representing 11.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus) and 1,044,367 CGCL Class C Warrants (representing 3.84% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus). For additional information on FWD group’s and E Capital (Select) Limited’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities.” In addition, Mr. Li is the Chairman and an Executive Director of PCCW Limited, a Hong Kong listed company that is the sole parent of PMIL. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,391,129,358 shares of PCCW Limited (representing approximately 30.89% of PCCW Limited). As of the date of this proxy statement/prospectus, PMIL beneficially owns an aggregate of 2,058,932 CGCL Class B Ordinary Shares (representing 10.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 12,823,301 CGCL Class C Warrants (representing 47.18% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 11.4 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum, and has the right under the Existing Call Option to subscribe for additional Loan Notes from CGCL together with a certain number of CGCL Class C Warrants. Any unexercised portion of the Existing Call Option immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into the PubCo Call Option. For additional information on PMIL’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities;”

•

the Sponsor and each director and officer of Bridgetown have agreed to vote any Bridgetown Shares they own in favor of the Business Combination and not redeem any Bridgetown Shares they own in connection with the Business Combination and have waived any right, title, interest or claim in or to any monies held in the Trust Account or any other asset of Bridgetown as a result of any liquidation of Bridgetown with respect to the Founder Shares they own;

•

pursuant to and subject to the terms and conditions of the Non-Redemption Deeds, including the performance by the respective FWD Parties of the conditions of (i) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (ii) voting in favor of the Business Combination, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its dissenters’ rights pursuant to the Cayman Companies Act in connection with the Initial Merger, Sponsor has undertaken to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, in each case for a period of five years from the date of the Acquisition Closing;

•

if the Business Combination or another business combination is not consummated by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), PubCo will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the Bridgetown Board, liquidating and dissolving. In such event, the Founder Shares, which were acquired prior to the IPO at an aggregate price of $25,000 (or $0.002 per share) by the Sponsor and at nil consideration by John R. Hass, Samuel Altman and In Joon Hwang, and the Private Placement Warrants, which were acquired by Sponsor at an aggregate price of $9,674,904 (or $1.50 per warrant), would become worthless because the Founder Shares are not entitled to any redemption or liquidating distribution and the Private Placement Warrants will not be exercisable. On the other hand, if the Business Combination is consummated, (i) based on the closing price of Bridgetown Class A Ordinary Shares on Nasdaq on May 26, 2023, the value of the PubCo Class B Ordinary Shares and PubCo Class A Ordinary Shares issuable in exchange for the Founder Shares currently held by Sponsor and Bridgetown’s directors, officers and advisors would be $151,574,599.22, and (ii) based on the closing price of Bridgetown Public Warrants on Nasdaq on May 26, 2023, the value of the PubCo Sponsor Warrants issuable in exchange for the Private Placement Warrants currently held by Sponsor would be $1,606,034.06;

•	given the differential in the purchase price that Sponsor and members of the Bridgetown Special Committee paid for the Founder Shares and/or the Private Placement Warrants as compared to the price of the Bridgetown public shares and Bridgetown Public Warrants, Sponsor and these individuals can earn a positive return on their investment, even if other Bridgetown shareholders have a negative return on their investment in PubCo;

•

Bridgetown’s Sponsor, directors, officers, certain advisors and their affiliates are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with certain activities on Bridgetown’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Bridgetown fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. As of April 30, 2023, Bridgetown’s Sponsor, directors, officers, certain advisors and their affiliates had incurred approximately $4.8 million of unpaid reimbursable expenses;

•

pursuant to the Registration Rights Agreement, Sponsor can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

•

the Business Combination Agreement provides for the continued indemnification of Bridgetown’s directors and officers and the continuation of Bridgetown’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

Bridgetown has provisions in the Bridgetown Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Bridgetown’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Bridgetown;

•

Bridgetown’s directors and officers are not required to commit a certain amount of their time to its affairs and will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to Bridgetown’s affairs;

•

if the Trust Account is liquidated, including in the event Bridgetown is unable to complete a business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), Sponsor has agreed to indemnify Bridgetown to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Bridgetown has discussed entering into a transaction agreement or claims of any third party for services rendered or products sold to Bridgetown, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

Sponsor may make loans from time to time to Bridgetown to fund certain capital requirements. As of the date of this proxy statement/prospectus, Sponsor has loaned an aggregate of $             in Working Capital Loans to Bridgetown. Additional loans may be made after the date of this proxy statement/ prospectus. The outstanding balance of Working Capital Loans immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding. However, if the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Bridgetown outside of the Trust Account;

•	Sponsor, pursuant to the terms of the Business Combination Agreement, may designate one person to serve as a member of the PubCo Board;

•

PCCW-HKT Telephone Limited, an affiliate of the Sponsor, rents office space to CAG Regional Limited, one of CGCL’s Hong Kong subsidiaries, at a rent of HK$179,014.50 per month (exclusive of rates, air-conditioning and management charges and all other outgoings of non-capital capture in connection with the premise), which is payable monthly, under a lease beginning on February 15, 2023 and expiring February 14, 2025; and

•

FWD Singapore Pte Ltd, FWD General Insurance Company Limited and FWD Financial Limited, affiliates of the Sponsor, have entered into service agreements with certain of CGCL’s subsidiaries in Singapore and Hong Kong for displaying, promoting and facilitating the purchase of their products.

Please see the section titled “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” and “Information Related to Bridgetown” for additional information on such interests.

Recommendation to Shareholders of Bridgetown

The Bridgetown Special Committee believes that each of the Proposals to be presented at the Extraordinary General Meeting is fair to, and in the best interests of, Bridgetown and fair to, and in the best interests of, the unaffiliated shareholders of Bridgetown and resolved to recommend that the Bridgetown Board authorize and approve each of the Proposals. The Bridgetown Special Committee also resolved to recommend that the Bridgetown Board propose that the Extraordinary General Meeting be convened for the purpose of the shareholders authorizing and approving each of the Proposals and to recommend that the Bridgetown shareholders authorize and approve the Proposals. After careful consideration, and upon the recommendation of the Bridgetown Special Committee, the Bridgetown Board approved each of the Proposals and recommends that Bridgetown’s shareholders vote “FOR” the Business Combination Proposal, “FOR” the Initial Merger Proposal and “FOR” the Adjournment Proposal, if presented. Samuel Altman did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board due to his travel schedule. Daniel Wong did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board because he recused himself from discussions of the Bridgetown Board about the Business Combination and voting of the Bridgetown Board on matters related to the Business Combination due to his Senior Vice President role at Pacific Century, which indirectly holds a substantial equity interest in CGCL, and his former role as a director of CGCL.

Certain Information Relating to PubCo and Bridgetown

PubCo Listing

PubCo has applied for listing, to be effective prior to Closing, of the PubCo Ordinary Shares on Nasdaq and expects to obtain clearance by DTC as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

Delisting and Deregistration of Bridgetown

If the Business Combination is completed, the Units, Bridgetown Class A Ordinary Shares and Bridgetown Warrants will be delisted from Nasdaq and shall be deregistered under the Exchange Act. The consummation of the Business Combination is conditioned on approval of the listing of PubCo on Nasdaq and under Nasdaq rules, such approval is unlikely to be granted if the Business Combination closes more than 36 months after effectiveness of Bridgetown’s IPO registration statement or after October 15, 2023 (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

Controlled Company

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements.

Upon the consummation of the Business Combination, the Sponsor, the sole member of which is indirectly wholly owned by Mr. Richard Tzar Kai Li (“Mr. Li”), is expected to hold 29.83% of the equity interest and 70.26% of the voting power in PubCo under the No Redemption Scenario (not taking into account of any PubCo Class A Ordinary Shares underlying the PubCo Sponsor Warrants, which are exercisable 30 days after Closing). As a result of the Sponsor’s majority ownership and voting power, which would give it the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this proxy statement/prospectus), PubCo is expected to qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, PubCo will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. PubCo currently does not intend to take advantage of these exemptions, subject to application of its home country corporate governance practices as outlined below. However, we cannot guarantee that this may not change going forward. For more details on related risks, see “Risk Factors—Risks Related to PubCo and Its Securities—Upon our listing on Nasdaq, we expect to be a “controlled company” within the meaning of the Nasdaq rules and, as a result, would qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.”

Emerging Growth Company

Upon consummation of the Business Combination, it is expected that PubCo will be an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of PubCo’s prior second fiscal quarter, PubCo has been subject to Exchange Act reporting requirements for at least 12 calendar months; and filed at least one annual report, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. PubCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Foreign Private Issuer

Immediately following the Business Combination, PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and will therefore exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

In addition, as a foreign private issuer, PubCo is permitted to follow certain corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, PubCo is not required to have a majority of its board of directors consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. PubCo intends to follow its home country’s corporate governance practices as long as it remains a foreign private issuer. As a result, PubCo’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements.

For more details on related risks, see “Risk Factors—Risks Related to PubCo and Its Securities—PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such PubCo will be exempt from certain provisions applicable to United States domestic public companies” and “As a foreign private issuer, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards applicable to domestic U.S. companies. These practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq’s corporate governance standards,” and “PubCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.”

U.S. Federal Income Tax Considerations of the Business Combination

As discussed more fully in “Material Tax Considerations—Effects of the Business Combination to U.S. Holders,” it is intended that the Initial Merger qualifies as a “reorganization” within the meaning of

Section 368(a)(l)(F) of the Code. Assuming that the Initial Merger so qualifies, U.S. Holders (as defined below) of Bridgetown Shares will generally not recognize gain or loss for U.S. federal income tax purposes on the Initial Merger. Please see the section titled “Material Tax Considerations—Effects of the Business Combination to U.S. Holders” for additional information. All holders of Bridgetown Securities should consult their tax advisors regarding the potential tax consequences to them of the Business Combination, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, PubCo will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of CGCL issuing shares at the Closing for the net assets of Bridgetown as of the Closing Date, accompanied by a recapitalization. The net assets of Bridgetown will be stated at historical cost, with no goodwill or other intangible assets recorded.

CGCL has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

(i)	CGCL has the ability to nominate the majority of the members of the board of directors;

(ii)	CGCL’s senior management is the senior management of the post-combination company; and

(iii)	CGCL is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 since Bridgetown does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of PubCo Shares issued over the fair value of Bridgetown’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of CGCL and Bridgetown.

Regulatory Matters

The Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are not subject as a closing condition to any additional federal, state or foreign regulatory requirement or approval, except for the MAS de-SPAC Condition and filings with the registrar of the Cayman Islands necessary to effectuate the transactions contemplated by the Business Combination Agreement.

Risk Factor Summary

In evaluating the Proposals to be presented at the Extraordinary General Meeting of the shareholders of Bridgetown, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.”

The consummation of the Business Combination and the business and financial condition of PubCo subsequent to Closing are subject to numerous risks and uncertainties, including those highlighted in the section title “Forward Looking Statements.”

The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect Bridgetown’s ability to effect the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of Bridgetown prior to the Business Combination and that of PubCo subsequent to the Business Combination. Such risks include, but are not limited to:

Risks Related to the MoneyHero Group’s Business and Industry

•	Our historical revenue growth and financial performance may not be indicative of our future performance;

•	We have a history of losses, and we may not achieve or maintain profitability in the future;

•

Economic conditions, including changes in the consumer lending and insurance markets, and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition and results of operations;

•

Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment;

•

If we fail to retain existing commercial partners, especially commercial partners from which we generate a substantial portion of our revenue, or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners, our business, financial condition and results of operations could be materially and adversely affected;

•	Our business relies heavily on our ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement

•	Our business is highly dependent on our ability to offer high-quality content that meets our users’ preferences and demands;

•	We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time;

•

We rely on the data provided by our users and third parties to operate our business and enhance our products and services, and failure to maintain and grow the use of such data may adversely affect our business, financial condition and results of operations;

•

Our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition and results of operations;

•

Our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition and results of operations;

•	We may be subject to complaints, litigation, arbitration proceedings and regulatory investigations and inquiries from time to time; and

•	We may fail to obtain, maintain or renew the requisite licenses and approvals.

Risks Related to Doing Business in Singapore

•	Our business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore, and by the general state of the Singapore economy; and

•	The takeover restrictions under the Insurance Act 1966 may adversely impact our ability to consummate the Business Combination and cause uncertainty to our capital structure.

Risks Related to Doing Business in Hong Kong

•	Potential political and economic instability in Hong Kong may adversely impact our results of operations;

•

The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of PubCo’s securities or PubCo’s ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us;

•

The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of the PRC or companies that operate in, or generate revenue from, mainland China must conduct their business activities. As we do not have any operations in or revenue from mainland China or any subsidiary incorporated under the laws of the PRC, we believe that the laws and regulations of the PRC do not currently have any material impact on our business operations, and the PRC government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, because of our substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of PubCo’s securities to significantly decline or become worthless, which would materially affect the interests of our investors;

•

Our Hong Kong subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations;

•	The approval of, or submission of filings with, the CSRC may be required in connection with the Business Combination;

•

The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business;

•

If the PCAOB is unable to inspect our auditors for two consecutive years after we are identified by the SEC as a Commission-Identified Issuer, PubCo’s securities will likely be delisted. The delisting of PubCo’s securities, or the threat of PubCo’s securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections;

•	We and our Hong Kong subsidiaries may be affected by the currency pegging system in Hong Kong and other exchange rate fluctuations; and

•	Increases in labor costs may adversely affect our business and results of operations.

Risks Related to Doing Business in Taiwan

•	Regional geopolitical risks and disruptions in Taiwan’s political environment caused by local political events could negatively affect our business operations in Taiwan.

Risks Related to Doing Business in the Philippines

•

Our Philippines subsidiaries face challenges and risks unique to operating a business in the Philippines. If we are unable to manage those challenges and risks, the growth of our business could be limited, and our business could suffer; and

•	The credit ratings of the Philippines may restrict the access to capital of Philippine companies, including our Philippines subsidiaries.

Risks Related to Doing Business in Malaysia

•	Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Risks Related to Bridgetown and the Business Combination

•	Members of the Bridgetown Special Committee have interests that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders and warrantholders;

•

Bridgetown’s Sponsor, directors, officers and certain advisors, who together hold all of the outstanding Founder Shares, and their affiliates have interests that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders and warrantholders;

•

The exercise of Bridgetown’s directors’ and officers’ discretion in agreeing to changes to or waivers of the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Bridgetown’s best interest;

•	Bridgetown Class B Shareholders have agreed to vote in favor of the Business Combination, regardless of how Bridgetown Public Shareholders vote;

•	Bridgetown is dependent upon its directors and officers and their loss could adversely affect Bridgetown’s ability to complete the Business Combination;

•	Bridgetown may be forced to close the Business Combination even if we determine it is no longer in Bridgetown shareholders’ best interest; and

•

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Bridgetown Board will not have the ability to adjourn the Extraordinary General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

Risks Related to PubCo and Its Securities

•

There is no assurance that PubCo Class A Ordinary Shares or PubCo Public Warrants will be approved for listing on Nasdaq or that PubCo will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to transact in these securities and could subject PubCo to trading restrictions;

•	The market price and trading volume of PubCo securities may be volatile and could decline significantly following Closing, which could subject PubCo to securities class action litigation;

•	Future resales of a large number of PubCo Ordinary Shares or PubCo Warrants may cause the market price of PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well;

•	Certain existing shareholders of MoneyHero Group will have substantial influence over PubCo, and their interests may not be aligned with the interests of PubCo’s other shareholders;

•

Upon our listing on Nasdaq, we expect to be a “controlled company” within the meaning of the Nasdaq rules and, as a result, would qualify for, and could elect to rely on, exemptions from certain corporate governance requirements; and

•

PubCo’s issuance of additional share capital in connection with acquisitions, investments, financings, its equity incentive plans, the exercise of PubCo Warrants or otherwise will dilute all other shareholders.

Risks Related to Redemption of Bridgetown Shares

•

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your public shares, potentially at a loss;

•

Shareholders of Bridgetown who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption, which may make it difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Bridgetown Shares for a pro rata portion of the funds held in the Trust Account;

•

Bridgetown does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Bridgetown to complete a business combination with which a substantial majority of its shareholders do not agree;

•

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Bridgetown Shares issued in Bridgetown’s IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Bridgetown Shares issued in Bridgetown’s IPO; and

•	There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

SELECTED HISTORICAL FINANCIAL DATA OF BRIDGETOWN

The following tables present Bridgetown’s selected historical financial information derived from Bridgetown’s unaudited financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, and from Bridgetown’s audited financial statements as of December 31, 2022 included elsewhere in this proxy statement/prospectus.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Bridgetown’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Bridgetown’s financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Three Months Ended March 31,		Year Ended December 31, 2022
	2023	2022
Statement of Operations Data:
Operating expense	$2,554,416	$351,203	$(1,701,017)
Total other (expense) income, net	(211,949)	9,131,504	24,917,061

Net (loss) income	$(2,766,365)	$8,780,301	$23,216,044

Basic and diluted weighted average shares outstanding of Class A ordinary shares	15,093,034	59,499,351	50,618,088

Basic and diluted net (loss) income per share, Class A ordinary shares	$(0.09)	$0.12	$0.35

Basic and diluted weighted average shares outstanding of Class B ordinary shares	14,874,838	14,874,838	14,874,838

Basic and diluted net (loss) income per share, Class B ordinary shares	$(0.09)	$0.12	$0.35

	As of March 31, 2023	As of December 31, 2022
Balance Sheet Data:
Total current assets	769,075	687,982
Marketable securities held in Trust Account	153,529,696	152,362,993

Total assets	$154,298,771	$153,050,975

Total current liabilities	8,260,894	5,625,385
Warrant liabilities	4,532,618	3,153,966
Deferred underwriting fee payable	17,849,805	17,849,805

Total liabilities	30,643,317	26,629,156

Class A ordinary shares subject to possible redemption, $0.0001 par value, 200,000,000 shares authorized, 15,093,034 shares at approximately $10.17 and $10.09 per share at March 31, 2023 and December 31, 2022, respectively	153,529,696	152,362,993
Preference shares, $0.0001 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized, 14,874,838 shares issued and outstanding at March 31, 2023 and December 31, 2022	1,487	1,487
Accumulated deficit	(29,875,729)	(25,942,661)
Total shareholders’ deficit	(29,874,242)	(25,941,174)

Total liabilities and shareholders’ deficit	$154,298,771	$153,050,975

	For the Three Months Ended March 31,		Year Ended December 31, 2022
	2023	2022
Statement of Cash Flows Data:
Net cash used in operating activities	(222,032)	(204,575)	(1,933,708)
Net cash provided by investing activities	450,000	500,000	447,637,641
Net cash used in financing activities	—	—	(445,836,661)

SELECTED HISTORICAL FINANCIAL DATA OF MONEYHERO GROUP

The following tables present MoneyHero Group’s selected consolidated financial and other data. The consolidated statement of profit or loss and other comprehensive income and consolidated statements of cash flows for the years ended December 31, 2021 and 2022 and consolidated statement of financial position as of December 31, 2021 and 2022, have been derived from MoneyHero Group’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “MoneyHero Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. MoneyHero Group’s audited consolidated financial statements are prepared and presented in accordance with IFRS. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of MoneyHero Group following the Business Combination.

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,
	2022	2021
	(US$, in thousands, except for loss per share)
Revenue	68,132	61,882
Cost and expenses	(109,839)	(91,537)
Operating loss	(41,707)	(29,654)
Other income / (expenses)	(7,987)	(1,316)
Loss before income tax	(49,694)	(30,970)
Tax credit	252	38
Loss for the year	(49,442)	(30,932)
Other comprehensive income, net of tax	3,130	2,368
Total comprehensive loss, net of tax	(46,312)	(28,564)

Basic loss per share attributable to ordinary equity holders of the parent	(31.7)	(44.0)

Consolidated Balance Sheets

	As of December 31,
	2022	2021
	(US$, in thousands)
Assets
Current assets	48,644	36,882
Non-current assets	15,608	19,766
Total assets	64,252	56,648
Liabilities
Current liabilities	39,011	42,969
Non-current liabilities	9,419	5,576
Total liabilities	48,430	48,545
Net (liabilities) / assets	15,822	8,103
Shareholders’ equity
Total shareholders’ equity	15,822	8,103

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2022	2021
	(US$, in thousands)
Net cash flows used in operating activities	(14,609)	(14,385)
Net cash flows used in investing activities	(4,976)	(5,475)
Net cash flows from financing activities	34,790	11,584
Net increase/(decrease) in cash and cash equivalents	15,205	(8,276)
Cash and cash equivalents at the beginning of the period	9,190	17,611
Effect of foreign exchange rate changes, net	(317)	(145)
Cash and cash equivalents at the end of the period	24,078	9,190

Non-IFRS Financial Measures

	For the Year Ended December 31,
	2022	2021
	(US$, in thousands)
Net loss	(49,442)	(30,932)
Adjustments:
Tax credit	(252)	(38)
Depreciation and amortization	4,789	3,900
Interest income	(28)	(15)
Finance costs	7,801	1,702
Government subsidies	(734)	(533)
Impairment of goodwill	4,383	—
Impairment of other intangible assets	1,451	—
Equity-settled share option expense	14,431	9,353
Other long-term employee benefits expense	(4,951)	(240)
Employee severance expenses	528	—
Transaction expenses	1,139	2,254
Changes on fair value of financial instruments	1,101	179
Gain on derecognition of convertible loan and bridge loan	(135)	—
Equity-settled share-based payment expense	882	—
Unrealized foreign exchange differences, net	3,389	2,748
Adjusted EBITDA	(15,648)	(11,622)
Revenue	68,132	61,882
Adjusted EBITDA	(15,648)	(11,622)
Adjusted EBITDA Margin	(23.0)%	(18.8)%

Note:

(1)

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the above non-IFRS measures are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for year/period plus depreciation and amortization, interest income, finance cost, income tax expense, impairments of assets when the impairment is the result of an isolated, non-recurring event, equity-settled share option and share-based payment expenses, other long-term employee benefits expenses, employee severance expenses, transaction expenses including certain one-off audit and legal fees, changes on fair value of financial instruments, gain on derecognition of convertible loan and bridge loan, unrealized foreign exchange loss minus government subsidies. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided above for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. For additional information on related risks, see “Risk Factors—Risks Related to PubCo and Its Securities—We currently, and will continue to, report financial results under IFRS, which differs in certain significant respect from U.S. GAAP.”

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes statements that express Bridgetown’s, PubCo’s and the MoneyHero Group’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding Bridgetown’s, PubCo’s and the MoneyHero Group’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination and any information concerning possible or assumed future results of operations of PubCo after the consummation of the Business Combination. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Bridgetown, MoneyHero Group or PubCo.

Factors that may impact such forward-looking statements include, but are not limited to:

•	MoneyHero Group’s ability to grow market share in its existing markets or any new markets it may enter;

•	MoneyHero Group’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows;

•

MoneyHero Group’s ability to successfully execute on acquisitions, integrate acquired businesses and realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

•	MoneyHero Group’s ability to retain existing commercial partners or attract new commercial partners, or maintain favorable fee arrangements with its commercial partners;

•	MoneyHero Group’s ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement;

•	MoneyHero Group’s ability to continue to diversify and optimize its offerings, offer high-quality content and provide strong customer support;

•	the global economic environment and general market and economic conditions in the jurisdictions in which MoneyHero Group operates;

•	changes in the consumer lending and insurance markets;

•	changes in interest rates or rates of inflation;

•	ongoing geopolitical uncertainties and conflicts;

•	various risks inherent in operating and investing in Greater Southeast Asia;

•	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which MoneyHero Group operates;

•	increased competition in MoneyHero Group’s industry;

•	anticipated technology trends and developments and MoneyHero Group’s ability to address those trends and developments with its products and offerings;

•

MoneyHero Group’s ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect the confidential information or personally identifiable information of its users and business partners;

•	developments related to COVID-19 and other pandemics, epidemics or public health threats;

•

man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect MoneyHero Group’s business or assets;

•	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•	exchange rate fluctuations;

•	legal, regulatory and other proceedings;

•	changes in tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where MoneyHero Group operates;

•	the number and percentage of Bridgetown shareholders voting against the Business Combination Proposal and/or seeking redemption;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; and

•	PubCo’s ability to initially list and, once listed, maintain the listing of its securities on Nasdaq following the Business Combination.

The forward-looking statements contained in this proxy statement/prospectus are based on Bridgetown’s, MoneyHero Group’s and PubCo’s current expectations and beliefs concerning future developments and their potential effects on the Business Combination and PubCo. There can be no assurance that future developments affecting Bridgetown, PubCo and/or MoneyHero Group will be those that Bridgetown, MoneyHero Group or PubCo has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either Bridgetown’s, PubCo’s or MoneyHero Group’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Bridgetown, MoneyHero Group and PubCo will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before a shareholder grants its proxy, instructs how its vote should be cast or votes on the Business Combination Proposal, the Initial Merger Proposal or the Adjournment Proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Bridgetown, MoneyHero Group and/or PubCo.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus. Certain of the following risk factors apply to the business and operations of the MoneyHero Group and will also apply to the business and operations of PubCo following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of PubCo following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by PubCo, Bridgetown and the MoneyHero Group, which later may prove to be incorrect or incomplete. PubCo, Bridgetown and the MoneyHero Group may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party. Unless the context otherwise requires, all references in this section under “Risks Related to the MoneyHero Group’s Business and Industry,” “Risks Related to Doing Business in Singapore,” “Risks Related to Doing Business in Hong Kong,” “Risks Related to Doing Business in Taiwan,” “Risks Related to Doing Business in the Philippines” and “Risks Related to Doing Business in Malaysia” to “we,” “us” or “our” refer to the MoneyHero Group.

Risks Related to the MoneyHero Group’s Business and Industry

Our historical revenue growth and financial performance may not be indicative of our future performance.

As a relatively young company, we have experienced rapid growth in the past, which may not be sustainable or representative of our future growth trajectory. Additionally, the COVID-19 pandemic has accelerated the shift towards digital acquisition of financial services, leading to an exceptional period of growth that may not be maintained in the future. As the effects of the pandemic subside and market conditions change, we may face new challenges that could impact our growth rate and financial performance. These challenges may include increased competition, evolving user preferences, adverse market conditions or regulatory changes, and other factors beyond our control. Consequently, our historical growth and financial performance may not be indicative of our future prospects. If we are unable to maintain our growth momentum, adapt to changing market conditions or address new challenges effectively, our business, financial condition and results of operations could be materially and adversely affected.

We have a history of losses, and we may not achieve or maintain profitability in the future.

We have a history of losses, including losses of US$30.9 million and US$49.4 million for the years ended December 31, 2021 and 2022, respectively. We expect to continue to make investments in developing and expanding our business, including, but not limited to, in technology, recruitment and training, marketing, and for the purpose of pursuing strategic opportunities. Our growth efforts may result in significant costs and expenses before generating any incremental revenue from acquisitions or investments. Moreover, we may experience more expenses than we anticipate or fail to generate enough revenue to offset costs, leading to increased losses. Additionally, we may continue to incur significant losses in the future for a number of reasons, including, but not limited to:

•	our inability to grow market share in our existing markets or any new markets we may enter;

•	our expansion into new markets or adjacent lines of business, for which we typically incur more significant losses in the early stages following entry;

•	our inability to successfully execute on acquisitions, integrate acquired businesses and realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

•	increased competition in the financial comparison industry and insurance brokerage industry in our main markets;

•	failure to realize effective marketing campaigns and product and technology enhancements;

•	failure to execute our growth strategies;

•

changes in the macroeconomic and geopolitical environment and a subsequent reduction in our commercial partners’ customer acquisition budgets for, and our users’ demand for, financial products across our markets;

•	increased marketing costs;

•	challenges in hiring additional personnel to support our overall growth;

•	increased labor costs as a result of rising inflation and increasing competition;

•	changes in laws, regulations and government policies that directly or indirectly impact our industries and business operations ;

•	public health threats, natural disasters or other catastrophic events;

•	changes in accounting policies; and

•	unforeseen expenses, difficulties, complications and delays, and other unknown factors.

In addition, as a public company, we will also incur significant legal, accounting, insurance, compliance and other expenses that we did not incur as a private company. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be harmed, and we may not achieve or maintain profitability in the future.

Economic conditions, including changes in the consumer lending and insurance markets, and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition and results of operations.

Our business operations and financial performance are influenced by the overall condition of the markets in which we operate. Each of the markets in which we operate is affected by various macroeconomic factors outside our control, which by their nature are cyclical and subject to change. These factors include, among other things, interest rates, the general market outlook for economic growth, unemployment and consumer confidence. These factors are also affected by government policy and regulations that may change.

The current global economic slowdown, adverse changes in the consumer lending and insurance markets and the possibility of continued turbulence or uncertainty in global financial markets and economies have had, continue to have, and may increasingly have a negative impact on our users and commercial partners, the demand for, and supply of, the financial products on our platforms, our ability to generate revenue from our commercial partners and grow our business, and our access to and the availability of financing on acceptable terms. For example, while rising inflation could cause consumers to seek increased credit both in the form of credit cards and personal loans, our commercial partners may tighten their underwriting standards as they see higher rates of default from consumers, which could result in decreased supply of credit card or personal loan products on our platforms and lower approval rates. Inflationary pressures have increased our operating costs in 2022 and could continue to have an adverse impact on our costs, margins and profitability in the future. Factors such as increased interest rates, economic uncertainties, recessionary conditions, increased unemployment or stagnant or declining wages also can cause consumers to become more cautious in their borrowing behavior, seek alternative financing options or postpone borrowing decisions altogether. While we closely monitor market conditions and have adopted vertical diversification strategies, there is no guarantee that our efforts will be successful in countering the potential negative impacts of macroeconomic risks on our business. Furthermore, macroeconomic conditions could adversely affect the financial strengths of our commercial partners, causing them to cease participating, or participating less, on our platform, tighten underwriting standards, become less willing or able to issue credit, reduce approval rates, implement cost-reduction initiatives that reduce or eliminate their marketing budgets available to our platforms, requiring them to drop the quality of their products and services, or rendering them unable to pay us fees on time, or at all. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, our business, financial condition and results of operations could be materially and adversely affected.

Our operations also could be disrupted by geopolitical risks, including those arising from geopolitical conditions, political and social instability, acts of war or other similar events, which may negatively impact economic growth, cause uncertainty and volatility in the financial markets, and adversely affect our business, financial condition and results of operations. For example, in February 2022, Russia initiated significant military actions against Ukraine. In response, the U.S. and certain other countries imposed sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business and financial organizations. It is not possible to predict the broader consequences of the conflict, its future development, the extent of further sanctions, and their impact on our business operations and our ability to raise capital. These and any adverse changes or instabilities in the geopolitical environment could increase our costs and our exposure to legal and business risks and disrupt the operations of our company, our content and channel partners and our commercial partners.

Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment.

We are dual-headquartered in Singapore and Hong Kong and have operations in five Greater Southeast Asia markets. In 2022, approximately 34.4%, 32.7%, 16.2%, 14.5%, 1.9% and 0.3% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines, Malaysia and Thailand, respectively. We ceased our operations in Thailand in 2022.

Each of our markets has its own set of political, policy, legal, economic, taxation and other risks and uncertainties that may impact our performance. Therefore, operating in our current markets often requires bespoke business models for each market in which we operate, which adds complexity and reduces economies of scale. In addition, volatile political situations, policy instabilities or changes in policy directions in these markets could negatively affect the local economy, operating environment and investor confidence, which in turn could have a material adverse effect on our business, financial condition and results of operations. Furthermore, emerging market countries, such as the Philippines and Malaysia, tend to have less sophisticated legal, taxation and regulatory frameworks than developed markets and are typically subject to greater risks and uncertainties, including, but not limited to, the risks of expropriation, nationalization, commercial or governmental disputes, inflation, interest rate and currency fluctuations, and greater difficulty in enforcing or collecting payment against contracts and ensuring that all required governmental and regulatory approvals necessary to operate our business are in place and will be renewed. In addition, the laws and regulations in these markets are more susceptible to unexpected changes and inconsistent application, interpretation or enforcement.

For a more detailed description of these risks, see “—Risks Related to Doing Business in Singapore,” “—Risks Related to Doing Business in Hong Kong,” “—Risks Related to Doing Business in Taiwan,” “—Risks Related to Doing Business in the Philippines” and “—Risks Related to Doing Business in Malaysia.”

If we fail to retain existing commercial partners, especially commercial partners from which we generate a substantial portion of our revenue, or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners, our business, financial condition and results of operations could be materially and adversely affected.

Our ability to offer a substantial spectrum of relevant and competitively priced financial products for our users to search, compare and procure is essential to our business, and we generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. As of the date of this proxy statement/prospectus, we have over 270 commercial partner relationships.

Our commercial partners typically do not have exclusive commercial relationships with us. Our agreements with our commercial partners typically have a term of one to three years on average, which may be terminated by either party for any reason with adequate notice. Our ability to attract and retain commercial partners and negotiate favorable fee arrangements with them is largely dependent on our ability to provide them with a large and consistent volume of qualified users ready to transact and our fee arrangements with them. If we fail to consistently deliver a sufficient quantity of reliable and high-quality customer referrals, due to factors such as shifts in consumer behavior or the emergence of new competitors, our commercial partners may choose to allocate their resources towards alternative channels or competitors, which could negatively impact our revenue, business, financial condition and results of operations. Additionally, changes in market conditions or the regulatory environment may further impact our commercial partner network.

The process of establishing new partnerships or expanding existing relationships can be time-consuming and resource intensive. We devote significant resources to developing and maintaining our relationships with commercial partners but there is no guarantee that our efforts will be successful. If we fail to identify and adapt to the evolving needs of our commercial partners, successfully maintain our relationships with existing commercial partners or identify and secure new sources of supply for our platforms, the amount of fees we can generate from commercial partners could decline significantly, and the quality, diversity and competitiveness of the financial products available through our platforms could be harmed, which will in turn make it more difficult for us to attract and retain users and make us less valuable to commercial partners.

In addition, as the financial services industry in Asia is relatively concentrated, our revenue is heavily reliant on a small number of key commercial partners. For example, various entities affiliated with or acting on behalf of Citibank, N.A. across our key markets together contributed to approximately 43.1% of our revenue in 2022. The services we provide to these entities are governed by master services agreements, with a term of 1-3 years, and various work orders and marketing agreements covering a variety type of financial products. The work orders and marketing agreements set out the specific commercial terms and have varying terms of duration. The termination of the master services agreements will not result in the termination of any specific work order or marketing arrangement. The concentrated nature of the industry increases our dependency on these key partners and exposes us to risks associated with the loss of business, unfavorable renegotiation of contractual terms and the emergence of new competitors. If we are unable to manage the risks associated with our dependence on a small number of key commercial partners or adapt to changes in the market environment, if our relationships with any of these key commercial partners were to be terminated, or if our level of business with them were to decrease significantly, our business, financial condition and results of operations could be materially and adversely affected.

Our success-based fee model is subject to risks that could have a material adverse effect on our business, financial condition and results of operations.

Our internet leads generation income is primarily success-based. In 2021 and 2022, 87% and 84% of our revenue was realized based on Approved Applications, respectively, with the remaining portion realized primarily based on Apply Clicks, leads and Applications. This creates business risks as we incur marketing and other costs involved in generating revenue upfront regardless of the eventual success or failure of the Applications. The success-based nature of our fee structures also exposes us to fluctuations in approval rates for Applications, which may be influenced by factors such as economic conditions, consumer creditworthiness and competition from other financial services providers. Our dependency on success-based outcomes requires us to continuously invest in marketing and promotional activities to attract users to our platforms, while also maintaining strong relationships with our commercial partners. Any adverse change in the availability and competitiveness of the financial products on our platforms, the willingness of our commercial partners to approve applications for financial products, our fee arrangements with our commercial partners, or our ability to attract new users, retain existing users and increase user engagement level could have a material and adverse impact on our business, financial condition and results of operations.

Trends in the credit card industry and impact of the general economy on the credit card industry could harm our business, financial condition and results of operations.

The credit card market is an important part of our business. In 2021 and 2022, over 70% of our revenue was derived from credit card products. Our participation in the credit card market is subject to particular risks, each of which could negatively affect our business, financial condition and results of operations:

•	adverse conditions in the economy may affect consumer creditworthiness and credit card issuers’ willingness to issue new credit;

•	lower approval rates by credit card issuers due to tighter underwriting or other factors;

•	credit losses among credit card issuers may increase beyond normal and budgeted levels, which could cause a reduction in credit card issuers’ ability to extend credit;

•	decreases in consumer interest in credit card products;

•	increased competition; and

•	our inability to provide competitive service to credit card issuers and to consumers using our platforms.

Our insurance brokerage businesses pose unique risks.

We hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines and insurance agent registrations in Malaysia. In 2021 and 2022, we had insurance commission income of US$0.9 million and US$1.7 million, respectively, representing approximately 1.5% and 2.4% of our total revenue. Commission fee rates and premiums can change based on various factors over which we do not have control, such as the prevailing economic, regulatory, taxation and competitive factors, as well as consumer demand for insurance products and the growing availability of alternative methods for consumers to meet their risk-protection needs. Any decrease in commission fee rates or premiums may have an adverse effect on our financial condition and results of operations.

In addition, our insurance brokerage business is subject to various laws and regulations. Any failure to comply with applicable laws or regulations could result in fines, censure, suspensions of business or other sanctions, including revocation of licenses, which could have a material and adverse effect on our business, financial condition and results of operations. For more details on the applicable laws and regulations, see the section titled “Regulatory Overview.” Even if a sanction imposed against us or our personnel is small in monetary amount, the resulting adverse publicity arising could harm our reputation and impair our ability to attract and retain users and commercial partners. In addition, new laws and regulations that impose additional compliance requirements or make it harder for us to renew our licenses could be adopted from time to time.

Our business relies heavily on our ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement.

Our financial performance heavily depends on our ability to refer our users to our commercial partners and facilitate transactions between our users and commercial partners. Our ability to attract new, and retain existing, users and maintain and increase levels of user engagement depends on various factors, including, but not limited to:

•	changes in market conditions and the regulatory environment;

•	fluctuations in the demand for, and supply of, the financial products on our platforms;

•	our ability to identify the evolving needs of our users and adapt our platforms and product offerings to cater to such needs in a timely and effective manner;

•	the strength and influence of our brands;

•

our commercial partners’ ability to offer products and services that meet user demands and to ensure the relevance and attractiveness of their products in response to new and refined financial products available in the market.

•	our ability to offer high-quality content, access to competitive products, personalized user experience and satisfactory customer services;

•	our ability further diversify our product and service offerings;

•	the effectiveness of our marketing and promotional activities;

•

our ability to continuously invest in research and development, adapt to technological advancements and emerging trends in customer touchpoints, data management and digital marketing, and stay at the forefront of industry innovation;

•	our ability to successfully navigate the competitive landscape by staying ahead of new entrants and the evolving strategies of existing competitors; and

•	our ability to address user concerns regarding the privacy and security of our platforms.

Negative publicity about our platforms, our commercial partners, or the financial products available on our platforms, whether accurate or inaccurate, disruptions or outages of our or our commercial partners’ platforms or other technical or customer service problems that frustrate the user experience may also adversely affect our ability to attract and retain users.

A substantial portion of our user base discovers our services through search engine results, making our visibility in these results a critical factor in attracting and retaining users. Search engine algorithms and ranking criteria are subject to continuous changes and updates. Changes to search engine algorithms or terms of service, or a decline in the effectiveness of our search engine optimization (“SEO”) activities, could cause our websites to be ranked lower or excluded from search results. In addition, our competitors may engage in SEO and search engine marketing (“SEM”) strategies that could result in their offerings ranking higher than ours in search results, the search engines we use could experience service disruptions or outages, and search engines may take actions against our websites for behavior that it believes unfairly influences search results. We must continuously invest in and adapt our SEO and SEM strategies to maintain and improve our search result rankings and effectively use other social media platforms and other online sources to generate traffic to our platforms, which may require significant resources and expertise. If we are unable to maintain or improve our search engine visibility, or if we experience a decline in our search result rankings due to algorithm changes or other factors, our ability to cost-effectively attract and retain users may be compromised.

In addition to organic traffic, we also expand our user reach through paid marketing channels, such as Google, Facebook, Bing, and Yahoo!, and by partnering with other third-party online content and channel partners via Creatory, who receive commission from us on a fixed fee basis or conversion-based fee basis for promoting the financial products on our platforms. If we are unable to monitor conversions on a real time basis across all paid marketing channels and optimize our paid marketing channel mix, or identify, attract and retain at economically attractive price points a sufficient number of content and channel partners who can successfully promote the products on our platforms, our ability to cost-effectively expand our user base and our results of operations could be significantly harmed. In addition to the paid marketing channels, we also employ rewards and gifts as a way to attract Traffic and convert Traffic into Applications. Failure to drive campaigns with cost-

effective rewards and gifts options that are likely to attract high quality traffic and result in conversions could have a material adverse effect on our financial performance.

Our business is highly dependent on our ability to offer high-quality content that meets our users’ preferences and demands.

Our business relies heavily on our ability to provide high-quality content that is both timely and tailored to meet the preferences and demands of our users. To maintain user engagement and attract new users to our platforms, we must continuously invest in creating, curating and updating relevant content that covers a wide range of consumer finance products, offers value to our users and supports their financial decision-making processes. The success of our content strategy depends on various factors, including our ability to anticipate and adapt to evolving user preferences, the effectiveness of our content development and delivery processes, and our capacity to leverage data and analytics to optimize content relevance and user engagement. In addition, we must stay abreast of market trends, technological advancements and regulatory changes that may impact the financial industry and users’ needs and preferences.

If we fail to offer high-quality content in a timely manner that aligns with our users’ preferences and demands, we may experience a decline in user engagement, retention and acquisition, which could adversely affect our business, financial condition and results of operations. Moreover, any failure to effectively compete with other financial services aggregators or adapt to the changing content landscape may negatively impact our competitive position, growth prospects and long-term viability.

Failure to offer high-quality customer support could adversely affect our business, financial condition and results of operations.

Providing high-quality customer service and support, including with respect to rewards fulfilment, is essential for fostering trust and loyalty among our users and commercial partners. Poor customer service or inadequate support could reduce user satisfaction and conversion rates, weaken our reputation and harm our relationships with our commercial partners. This risk is especially pronounced in emerging markets such as the Philippines, where we rely on customer service agents to assist with converting Apply Clicks and leads to Applications for our commercial partners.

We have invested in the continuous improvement of our technological infrastructure and customer service operations, including the training and development of customer service agents, streamlining our support processes, and implementing systems for monitoring and evaluating performance. However, these efforts may be resource intensive and may not guarantee the desired level of customer satisfaction. If we fail to provide high-quality customer service and support, our business, financial condition and results of operations could be materially and adversely affected.

We are making substantial investments in new product offerings and technologies, and expect to increase such investments in the future. These efforts are inherently risky, and we may never realize any expected benefit from them.

In response to the constant innovation in the financial services industry, evolving customer preferences and ongoing emergence of new digital channels and solutions, we expect to increase our investments in new product offerings and technologies in the future. However, these efforts are inherently risky, and there is no guarantee that we will realize any anticipated benefits from them. Despite the potential for growth and increased market share, the introduction of new products and technologies exposes us to several risks, including, but not limited to:

•	the possibility that these new products or services may not gain market acceptance or be commercially viable;

•	the risk of investing significant financial and human resources in the development and implementation of new technologies without generating adequate returns;

•	the challenge of overcoming any potential regulatory hurdles and adapting to changes in legal frameworks;

•	the need to differentiate our offerings from those of our competitors; and

•	the uncertainty associated with the effectiveness of our marketing and sales strategies in promoting new products or services.

We have less experience operating in some of the newer fields into which we have expanded.

As we continue to expand our product portfolio, such as wealth management products and new types of insurance products, our lack of experience could adversely affect our ability to successfully navigate the complexities of these new sectors. Entering new fields involves unique challenges, including understanding industry-specific regulations, establishing relationships with new commercial partners, developing expertise in product offerings and user preferences and navigating new regulatory landscapes. Our ability to successfully expand into these areas will depend on our capacity to acquire the necessary knowledge and skills, as well as to adapt our business model and strategies accordingly. To mitigate these risks, we may need to invest in training our existing workforce, hiring new employees with relevant experience, and potentially acquiring or collaborating with other companies that possess the required expertise. However, these efforts may be time-consuming or resource intensive and may not guarantee success. If we are unable to effectively manage our expansion into newer fields, our business, financial condition and results of operations could be materially and adversely affected.

We rely on the data provided by our users and third parties to operate our business and enhance our products and services, and failure to maintain and grow the use of such data may adversely affect our business, financial condition and results of operations.

As an online financial services aggregator, we rely heavily on the data provided by our users and third parties, such as Google, to operate our business and enhance our products and services. Examples of relevant types of data include, but are not limited to, user demographics, financial profiles, credit histories, transaction data, search and browsing behavior, preferences for financial products, feedback on user experiences, and data from third-party financial institutions, credit reporting agencies and industry research. Maintaining the quality, accuracy and comprehensiveness of this data is crucial for our ability to provide valuable services to our users and commercial partners.

However, users may provide inaccurate or incomplete information or may choose not to share certain data with us due to privacy concerns, and third-party sources may also face challenges in ensuring the accuracy and completeness of their data. For example, we do not verify the information obtained from TransUnion, and the credit scores we provide to users of the MoneyHero App may not reflect their actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. Moreover, changes in laws and regulations governing data protection and privacy may restrict our ability to collect, use and share such data, or may impose additional compliance burdens that increase our operating costs and subject us to fines and penalties if we or our business partners mishandle such data. If we are unable to effectively manage the risks associated with maintaining and growing the use of user and third-party data, our ability to provide high-quality products and services, attract and retain users and commercial partners, and maintain our competitive position may be materially and adversely affected.

Failure to maintain our relationship with TransUnion could have a material adverse effect on our business, financial condition and results of operations.

Our relationship with TransUnion Limited (“TransUnion”) is critical for our credit scoring efforts in the Hong Kong market. In February 2023, we launched a credit report feature in our MoneyHero App, pursuant to the terms and conditions of a Consumer Connect Services Agreement between our subsidiary MoneyHero Global Limited and TransUnion. Under the Consumer Connect Services Agreement, TransUnion granted a limited, non-exclusive, non-transferable, non-sublicensable and revocable license to MoneyHero Global Limited for it to offer consumer identity verification services and consumer credit data provision services in Hong Kong to users of the MoneyHero App. Registered users who have provided the requisite consent and passed the authentication process can access their credit reports on the App free of charge.

Under the Consumer Connect Services Agreement, we are required to comply with various restrictions and requirements with respect to, among other things, the request, use and retention of the consumer credit information provided by TransUnion, information security and incident notification. TransUnion also has the right to conduct audits on our compliance with the agreement. The Consumer Connect Services Agreement has a term of five years, commencing on February 1, 2023, and will be automatically renewed for four consecutive terms of 12 months unless terminated earlier pursuant to the terms of the agreement. Each party has the right to terminate the agreement with sufficient notice or, in certain circumstances, immediately. The circumstances under which TransUnion may suspend its performance under the agreement or terminate the agreement, without notice or liability, include, among others, if TransUnion suspects we are not in compliance with the agreement or if there are any threatened or filed legal, regulatory or judicial inquiries, claims, actions, or lawsuits by any third party arising out of or relating to our use of the consumer identity verification services and consumer credit data provision services provided by TransUnion. After August 31, 2023, the parties may renegotiate certain key commercial terms based on their assessment of the performance of the agreement.

In addition, the implementation of the Multiple Credit Reference Agencies Model, an initiative introduced by the Hong Kong Association of Banks, the Hong Kong Association of Restricted License Banks and Deposit-Taking Companies and the Licensed Money Lenders Association Limited for credit providers to share and use consumer credit data through credit reference agencies, could adversely affect the implementation requirements under the Consumer Connect Services Agreement and may cause the Consumer Connect Services Agreement to be terminated.

As of the date of the proxy statement/prospectus, we have not generated any revenue directly from our collaboration with TransUnion. However, if we fail to maintain our collaboration with TransUnion or to maintain such collaboration on terms acceptable to us, we may not be able to continue to offer our credit scoring service, which could harm user acquisition and conversion and have a material adverse effect on our business, financial condition and results of operations.

Our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition and results of operations.

The protection of data is crucial to maintaining user trust and the confidence of our users and commercial partners. As an online financial services aggregator and a licensed insurance broker/registered agent in certain jurisdictions, we collect and manage significant amounts of personally identifiable information from users, as well as sensitive data from our commercial partners, and are subject to numerous legal requirements, contractual obligations and industry standards concerning security, data protection, and privacy. For more details on applicable regulatory requirements, see the section titled “Regulatory Overview.” Failure to adequately safeguard this information, whether due to data breach, cyberattack, employee negligence or other factors, or to comply with the applicable legal and regulatory requirements, contractual obligations or industry standards could result in negative consequences for our business, including reputational damage, loss of users and commercial partners, regulatory penalties and potential legal liabilities. In particular, failure to comply with the specific requirements for ISO 27001 certification, an internationally recognized standard for information security management systems that requires organizations to implement a comprehensive set of security controls and establish an ongoing process to maintain and improve their information security posture, may hinder our ability to compete effectively in the marketplace, as our commercial partners often view this certification as a key differentiator when selecting service providers.

To mitigate these risks, we have invested in robust data security systems, implemented effective policies and procedures and undergone relevant accreditation processes and believe that we are compliant with the applicable laws and regulations on data protection and privacy. However, these measures may not be sufficient to prevent or fully address potential data breaches or other security incidents. If we fail, or are perceived to fail, in protecting information provided by our users and commercial partners, or other confidential information, our business, financial condition and results of operations may be adversely affected.

We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time.

We compete in a highly competitive and rapidly evolving market. For our internet leads generation and marketing businesses, we face competition for user growth and commercial partnerships from both online and offline financial product acquisition channels. For our insurance brokerage business, we primarily compete with insurance companies with in-house distribution capabilities and other intermediaries such as insurance brokers. Some of our current competitors may possess more capital or are able to offer a wider range of products or services, which they could use to gain an edge over us, including through strategic acquisitions. Moreover, we must also contend with the potential emergence of new competitors. These newcomers may enter the market with the ability to innovate and launch products and services more rapidly or to better predict and meet the demands of consumers or commercial partners. Some new entrants, including major search engines and content aggregators, could potentially utilize their existing products, services or data access to our detriment.

To stay competitive with both current and future competitors, we may need to invest substantial resources. Should any of our competitors prove to be more successful in attracting and retaining users or commercial partners, our business, financial condition and results of operations could be significantly and negatively impacted.

COVID-19 and other pandemics, epidemics or public health threats may adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic, its broad impact, and measures taken to contain or mitigate the pandemic have had, and may continue to have, significant negative effects on the global economy, employment levels, employee productivity and certain aspects of the financial markets. This, in turn, has had and may continue to have a negative impact on our users, their creditworthiness and demand for our products and services, the financial strength of our commercial partners, and our profitability, access to credit and ability to operate our business.

While COVID-related restrictions have largely been lifted in the markets in which we operate, measures used by government authorities to contain the spread of COVID-19 and other pandemics, epidemics or public health threats are often implemented unpredictably at short notice and can operate for extended periods. With the emergence and spread of new variants, we are unable to predict whether local governments will reimpose restrictive measures and the consequential impact on economies. Our access to and the availability of financing on acceptable terms may also be adversely impacted by pandemics, epidemics or public health threats. Any continuing effects of, or prolonged reemergence from, pandemics, epidemics or public health threats could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to ensure the accuracy and completeness of the product information on our platforms.

The product information on our platforms is provided to us by our commercial partners. Despite our commercial partners’ undertaking to only provide us with factual and complete information about their products, we may not be able to guarantee the accuracy and completeness of the product information displayed on our platforms, as product information is typically subject to frequent changes and updates. After receiving product information from our commercial partners, we manually input the information into our systems. This manual process inherently exposes us to the risk of human error, potentially resulting in inaccurate or incomplete information being presented to our users. While we have invested in quality control measures, staff training and technological improvements to minimize the occurrence of human errors and ensure the accuracy and completeness of the product information on our platforms, there is no guarantee that our efforts will be successful in eliminating inaccuracies or inconsistencies in the product information presented to our users. If the product information on our platforms is found to be inaccurate or incomplete, it could undermine user trust and confidence in our services and negatively affect user satisfaction, engagement and loyalty. This, in turn, could adversely affect our business, financial condition and results of operations.

Our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on maintaining a strong reputation and brand, which is crucial for attracting and retaining users and commercial partners, maintaining a high level of organic or unpaid traffic, driving user engagement and facilitating growth in our market share. Maintaining our brand reputation requires continuous investment in marketing and public relations strategies, user experience and customer support, as well as a commitment to appropriate business practices and compliance with relevant laws and regulations. However, our brand may be adversely affected by factors beyond our control, such as security breaches, incidents involving our platforms, our commercial partners, content and channel partners and other third-party service providers, negative publicity or media coverage about our company, shareholders, commercial partners, content and channel partners and other participants in the personal finance and insurance industry, or regulatory investigations and litigation. Additionally, our brand may be vulnerable to risks associated with rapid expansion, including the challenges of maintaining consistent quality standards and adapting to local market preferences. Failure to maintain, protect and enhance our brand could lead to a loss of users and commercial partners, reduced user engagement and diminished market share, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Improper, illegal or otherwise inappropriate activity by our users, employees, former employees, customer service agents, content and channel partners, commercial partners or other third parties could harm our business and reputation and expose us to liability.

We are exposed to potential risks and liabilities arising from improper, illegal or otherwise inappropriate activity taken by our users, employees, former employees, content and channel partners, commercial partners or other third parties in connection with the use of our platforms or the content and products available on our platforms. In addition, we conduct business in certain countries where there is a heightened risk of fraud and corruption due to local business practices and customs. There can be no assurance that we will be able to identify and address all instances of such improper, illegal or otherwise inappropriate activity in a timely manner, or at all. Such inappropriate activity may give rise to complaints, expose us to liability and harm our business and reputation.

If we continue to grow in the future and fail to manage our growth effectively, our brand, business, financial condition and results of operations could be adversely affected.

Successful growth management requires investment in infrastructure, technology and human resources, as well as the implementation of appropriate financial and operational controls. It also demands the ability to anticipate market trends, adapt our product and service offerings based on the needs of our users and commercial partners, and maintain strong relationships with users and commercial partners. As our operations expand, we will face increased challenges in maintaining the quality and efficiency of our services, managing our resources and adapting to evolving market demands, and greater risks with respect to overextension of resources, loss of strategic focus and dilution of our company culture. Additionally, we may encounter difficulties in integrating acquired businesses, entering new markets, and navigating diverse regulatory environments. If we are unable to manage our growth effectively, we could experience reduced user satisfaction and loss of market share, and our brand, business, financial condition and results of operations could be materially and adversely impacted.

Events of default under our debt instruments could have a material adverse effect on our liquidity, business operations and prospects.

On October 14, 2022, CGCL entered into a loan note purchase agreement (the “Loan Note Purchase Agreement”) with PMIL and Enterprise Innovation Holdings Limited, pursuant to which CGCL issued 11.4 million of fixed rate unsecured loan notes, bearing a PIK interest rate of 25% per annum (together with any PIK notes, the “Loan Notes”), to PMIL and 5.0 million of Loan Notes to Enterprise Innovation Holdings Limited, at a price of US$1.00 per Loan Note. On December 21, 2022, CGCL entered into an amendment to the Loan Note Purchase Agreement, pursuant to which it issued an aggregate of 5,997,271 Loan Notes to additional purchasers at a price of US$1.0 per Loan Note. Under the Loan Note Purchase Agreement and the related deed poll, each as amended, interest is due on each of the first, second, third, fourth and fifth one-year anniversaries of the issuance date of the Loan Notes by issuance of PIK notes in the same form as the Loan Notes. CGCL may prepay the notes in accordance with the terms of the deed poll if it is or becomes unlawful for the Loan Notes to remain outstanding, as confirmed by a written legal opinion from reputable outside legal counsel to CGCL; and (ii) CGCL may, with sufficient advance written notice required under the deed poll (a “Prepayment Notice”), repay all or any outstanding notes on the date specified in the Prepayment Notice, provided that, if all outstanding notes are not being prepaid pursuant to a Prepayment Notice, then any prepayment being made pursuant to that Prepayment Notice shall be applied pro rata among the noteholders. In addition, the Loan Notes shall be redeemed by CGCL on May 25, 2028 (or such later date that is agreed to in writing by CGCL, PMIL, Enterprise Innovation Holdings Limited and/or certain of its affiliates (the “Major Noteholders”)). Following the delivery from the noteholder of the Certificate for the Note for cancellation and against a receipt (if CGCL so requires) for the moneys payable in respect of the Loan Note, CGCL shall pay the noteholder moneys payable in respect of the Loan Notes due to the noteholder on the due date for redemption, not less than 3 business days prior to the redemption date.

On and at any time after the occurrence of an event of default that has not been waived, the Major Noteholders may by written notice to CGCL declare the Loan Notes immediately due and payable, in which case CGCL will be required to pay to each noteholder, in U.S. dollars, an amount equal to the aggregate principal amount of the outstanding Loan Notes (including the PIK notes) held by such noteholder and any accrued but unpaid interest. Such events of default include:

•	an Insolvency Event (as defined in the deed poll, as amended);

•	a material breach by CGCL of any provision of the Loan Note Purchase Agreement and the deed poll, each as amended, that is not capable of remedy or is not cured within the prescribed timeframe;

•

the failure of CGCL or certain of its subsidiaries to settle certain types of indebtedness when due or within any originally applicable grace period, unless the amount of indebtedness is less than US$5.0 million;

•	the MoneyHero Group (taken as a whole) ceases to carry on all, or substantially all, of its business;

•

CGCL’s failure to pay on the due date any amount payable pursuant to the Loan Note Purchase Agreement or the deed poll, each as amended, in the manner and at the place and in the currency in which it is expressed to be payable; and

•	the occurrence of any event or circumstance that has a Material Adverse Effect (as defined in the deed poll, as amended).

In addition, pursuant to the PubCo Call Option Agreement, to the extent PMIL has not fully exercised the Existing Call Option prior to the Acquisition Effective Time, for the period commencing from the Acquisition Effective Time and ending on December 23, 2025, PMIL has the right, but not the obligation, to subscribe from PubCo for additional Loan Notes for up to an aggregate principal amount corresponding to the unexercised portion of the Existing Call Option as of immediately prior to the Acquisition Effective Time (the “Call Option Notes”). The Call Option Notes are expected to have substantially the same terms as the Loan Notes.

In the event of such acceleration, we cannot assure you that we would be able to repay our debt or obtain new financing to refinance our debt, which could have a material and adverse effect on our liquidity, business operations and prospects.

We may need to raise additional capital to grow our business or satisfy our liquidity requirements and may not be able to raise additional capital on terms acceptable to us, or at all.

Our primary sources of liquidity have been cash and bank balances raised from the issuance of preference shares and loan instruments and cash generated from operating activities. As part of our growth strategies, we expect to continue to require additional capital in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all.

Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

•	our market position and competitiveness, especially in Greater Southeast Asia;

•	our future profitability, overall financial condition, operating results and cash flows;

•	the general market conditions for financing activities; and

•	the macroeconomic and other conditions in Greater Southeast Asia and elsewhere.

The Business Combination Agreement provides that the Business Combination shall not be consummated if, among other conditions, the sum of (i) the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Merger Closing (after deducting the Bridgetown shareholder redemption amount but prior to payment of any other amounts, including fees of the underwriters of Bridgetown’s IPO with respect to deferred underwriting commissions, Bridgetown’s transaction expenses and MoneyHero Group’s transaction expenses) and (ii) the permitted equity financing proceeds (if any) is less than $50 million. Such condition is waivable at MoneyHero Group’s election at its sole discretion. To the extent that we engage in debt financing, the incurrence of indebtedness would result in increased debt servicing obligations and could result in operating and financing covenants that may, among other things, restrict our operational flexibility or our ability to distribute dividends. If we fail to service our debt obligations or are unable to comply with our debt covenants, we could be in default under the relevant financing agreements, and our liquidity and financial condition may be materially and adversely affected. To the extent that we raise additional financing by issuance of additional equity or equity-linked securities, our shareholders would experience dilution, and the equity securities issued could also provide for rights, preferences or privileges senior to those of holders of PubCo Class A Ordinary Shares. In the event that financing is not available or is not available on terms commercially acceptable to us, our business, operating results and growth prospects may be adversely affected.

Our subsidiaries are, or may in the future be, subject to restrictions and limitations on paying dividends or otherwise transferring funds to us, which may restrict our ability to satisfy our liquidity requirements, expand our business or pay dividends to our shareholders.

Our subsidiaries are subject to restrictions on paying dividends to us. For example, (i) our Singapore subsidiaries, like all Singapore companies, are only allowed to pay dividends out of profits, and there are certain restrictions on the use of profits for the purposes of dividend declaration; (ii) except under limited circumstances, our Taiwan subsidiaries, like all Taiwan companies, will not be permitted to distribute dividends or make other distributions to shareholders in any given year for which it did not record net income or retained earnings (excluding reserves), and 10% of each Taiwan company’s annual net income is required to be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of the company; and (iii) a Malaysian company may only distribute dividends out of profits available if the company is solvent, and any distribution of dividend must be pre-authorized by the directors of the company. For a more detailed description on these restrictions, see the section titled “Regulatory Overview.” While there are currently no restrictions on the ability of our Hong Kong subsidiaries to issue dividends or make other distributions to us, we cannot assure you that such restrictions will not be imposed in the future.

In addition, existing or future foreign exchange controls or imposition of withholding taxes may further hinder our subsidiaries’ ability to pay dividends or otherwise transfer funds to us. For a more detailed description on foreign exchange controls, see the section titled “Regulatory Overview.” Furthermore, our subsidiaries may enter into financing agreements in the future with provisions that restrict their ability to pay dividends or otherwise transfer funds to us. Any such restrictions or limitations on our subsidiaries’ ability to pay dividends or otherwise transfer funds to us may adversely affect our ability to satisfy our liquidity requirements, expand our business or pay dividends to our shareholders, which could result in a material adverse change to our business, financial condition and results of operations and cause our securities to significantly decline in value.

We may be subject to complaints, litigation, arbitration proceedings and regulatory investigations and inquiries from time to time.

From time to time, we may become subject to complaints, litigation, arbitration proceedings and regulatory investigations or inquiries with respect to, among other things, intellectual property, labor and employment, information on our platforms, complaints from our users, disputes with our commercial partners, content and channel partners or competitors, and compliance with regulatory requirements and other matters. For example, the content we publish on our platforms to educate users about personal finance products and content that users post to our platforms through ratings, reviews, forums, comments or other social media features may be subject to claims of violations of law or regulations and claims for defamation, negligence, discrimination, invasion of personal privacy, fraud, deceptive practices or copyright or trademark infringement, which could subject us to monetary damages and legal penalties that are beyond the scope of our insurance coverage. As our business continues to grow, we also may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings. In addition, improper, illegal or otherwise inappropriate conduct by our users, commercial partners, content and channel partners or other third parties could also expose us to liability.

The results of any such complaints, litigation, arbitration proceedings and regulatory investigations or inquiries cannot be predicted with any degree of certainty. Any claims against us or any of our subsidiaries, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also result in sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we may be required to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

We may make decisions based on the best interests of our users in order to build long-term trust, which may result in us forgoing short-term gains.

As an online financial services aggregator, our priority is to build long-term trust with our users by offering valuable guidance and prioritizing their best interests. We believe that providing valuable and carefully considered guidance, rather than aggressively pushing users to transact, is crucial to maintaining user trust and loyalty. This approach may require us to forgo short-term gains in favor of nurturing sustainable relationships and creating effective user experiences. However, this approach may result in slower revenue growth or reduced profitability in the short term. Additionally, our commitment to prioritizing user interests and trust could lead to situations in which we choose not to offer certain financial products or services on our platforms, even if they offer higher revenue potential. This decision may result in lost revenue opportunities or strained relationships with commercial partners, who may have different priorities or expectations. Furthermore, developing and maintaining a user-centric platform that offers personalized and relevant content takes considerable time, effort and resources. We must continuously invest in technology, user experience design and data analytics to ensure that we can meet the evolving needs of our users. This investment may divert resources from other revenue-generating activities and increase our operational costs, which could adversely affect our financial performance.

We track certain operational metrics, which are subject to inherent challenges in measurement. Real or perceived inaccuracies or limitations in such metrics may harm our reputation and adversely affect our business, financial condition and results of operations.

We track certain operational metrics, such as Monthly Unique Users, Traffic, MoneyHero Group Members, Apply Clicks, leads, Applications and Approved Applications, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and the tools we use to track these metrics are subject to a number of limitations. If these internal systems or tools undercount or overcount or contain algorithmic or other technical errors, the data we report may not be accurate. Changes in the algorithms of the tools we use to track these metrics, such as Google Analytics, could also lead to inaccuracies and cause our operating results from different periods to be less comparable. Additionally, there are inherent challenges in measuring how our platforms are used. For example, the number of Monthly Unique Users on our platforms is based on activity associated with a unique device identifier during a certain time period. Certain individuals may have more than one device and therefore may be counted more than once in our count of Monthly Unique Users.

Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to shareholder litigation, and our business, financial condition and results of operations could be adversely affected.

Industry data and estimates contained in this proxy statement/prospectus are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information.

This proxy statement/prospectus contains market and industry data and estimates obtained from third-party sources, including the e-Conomy SEA 2019 and 2022 reports by Google, Temasek and Bain & Company, the 2021 Financial Inclusion Survey of the Bangko Sentral ng Pilipinas (BSP), and Similarweb. Although we generally consider this information to be reliable, we have not independently verified the accuracy or completeness of any such third-party data. Such information may not have been prepared on a consistent basis and may not align with other sources. Additionally, this proxy statement/prospectus includes information based on, or derived from, internal company surveys, studies and research that has not been independently verified by third-party sources.

Industry data and estimates inherently involve uncertainty, as they necessarily depend on certain assumptions and judgments. Furthermore, the industries in which we operate are not strictly defined or subject to standardized definitions. Consequently, our use of terms referring to our industries may be open to interpretation, and the resulting industry data and estimates may not be reliable. For these reasons, you should exercise caution when relying on such information.

The unaudited pro forma financial information included herein may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions, including, but not limited to,

CGCL being considered the accounting acquirer in the Business Combination, the debt obligations and the cash and bank balances of the MoneyHero Group at the Closing and the number of public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of our future operating or financial performance, and our actual financial condition and results of operations may vary materially from these unaudited pro forma financial information, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

We expect a number of factors to cause our results of operations to fluctuate periodically, which may make it difficult to predict our future performance.

Our results of operations may vary significantly from quarter to quarter and year to year due to various factors, such as the number of users utilizing our platforms to apply for or register for financial products, variations in the timing and amount of our expenses, our ability to properly plan our expenses, changes in search engine algorithms and the visibility of our editorial articles in search results, fluctuations and variability in our industries and the overall economy, and the impact of heightened competition on our operations. In addition, each market where we operate has unique seasonality and events that can increase or decrease the demand for our offerings. For example, we typically witness (i) drops in Applications near the calendar year end and during Chinese New Year, which is in the first quarter of the calendar year, and the Holy Week in the Philippines, which typically occurs in April; (ii) increases in travel insurance Applications in Singapore and Hong Kong a month before government-designated school holidays, which generally occur in the second half of the calendar year; and (iii) increases credit card and personal loan Applications in Hong Kong and Taiwan during tax seasons, which generally occur in the first half of the calendar year.

Consequently, comparing our operational results on a period-to-period basis may not provide meaningful insights, and the outcomes of a single period should not be considered indicative of future performance. Our operational results might not align with the expectations of investors or public market analysts who track us, which could negatively affect our stock price.

The withdrawal of government subsidies could affect our operations.

Certain of our subsidiaries have received government subsidies from the Singapore and Hong Kong governments related to employee cost support. In 2021 and 2022, we recognized approximately US$0.5 million and US$0.7 million in government subsidies, respectively. Past government grants or subsidies are not indicative of what we will obtain in the future. We cannot guarantee that we will continue to be eligible for government grants or other forms of government support. In the event that we are no longer eligible for grants, subsidies or other government support, our business and financial condition could be adversely affected.

We are exposed to fluctuations in foreign currency exchange rates.

We operate across various markets in Greater Southeast Asia. Our financial statements are presented in U.S. dollars, while a significant portion of our revenue, expenses and cash deposits is denominated in the local currencies of the markets in which we operate. As a result, changes in the value of these local currencies relative to the U.S. dollar could have a material impact on our financial results. Fluctuations in foreign currency exchange rates, which are affected by factors beyond our control, such as changes in economic and political conditions, monetary policies and global market trends, can be volatile and could result in increased operating costs, reduced revenue and lower profitability. While we may engage in foreign currency hedging activities in an attempt to mitigate the risk associated with currency fluctuations, there can be no assurance that these hedging activities will be effective in protecting us against adverse currency movements. To the extent that we are unable to manage or mitigate the risks associated with currency fluctuations, our business, financial condition and results of operations could be adversely affected.

There are various risks associated with the facilitation of payments from users, including risks related to fraud and reliance on third parties.

As an online financial services aggregator, particularly in our insurance brokerage operations where we facilitate end-to-end user journeys, we are exposed to various risks associated with the facilitation of payments from users, such as risks of fraud and reliance on third parties, which could have a material adverse effect on our business, financial condition and results of operations. The risk of fraud is inherent in the facilitation of payments, and we may be subject to fraudulent activities, such as unauthorized transactions, identity theft and data breaches. Despite our efforts to implement robust security measures, there can be no guarantee that we will be able to prevent all instances of fraud. Any occurrence of fraud could result in reputational damage, financial losses and increased regulatory scrutiny. Additionally, we rely on third-party payment processors, banks and other financial institutions to process payments and facilitate transactions between users and providers of financial products or services. Our reliance on these third parties exposes us to the risk of disruptions or failures in their systems and services, as well as potential breaches of their security measures. Such events could lead to delays or errors in processing payments, reputational damage, and loss of users and commercial partners.

Our future international expansion could subject us to additional costs and risks, and such plans may not be successful.

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new markets. Entering new markets may require significant investments in resources, including time, capital and human resources. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

•	recruiting and retaining talented and capable employees and maintaining our company culture across all of our offices;

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operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platforms and features to ensure that they are culturally appropriate and relevant in different countries;

•	competition from local incumbents;

•	differing demand dynamics for our products and services;

•	difficulties in establishing relationships with local financial institutions, regulators and commercial partners;

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compliance with applicable laws and regulations, including laws and regulations with respect to privacy, intellectual property, data protection, consumer protection, anti-corruption, trade barriers and economic sanctions, and the risk of penalties if our practice is deemed to be noncompliant;

•	obtaining required government approvals, licenses or other authorizations;

•	varying levels of internet adoption and infrastructure;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as other regions;

•	foreign exchange controls and exchange rate fluctuations;

•	political and economic instability;

•	public health emergencies and containment measures;

•	potentially adverse tax consequences; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Each market we may seek to evaluate to enter presents unique characteristics and operating environments that may differ significantly from our current markets, posing challenges to the successful replication of our business model and strategies. There is no assurance that we will be able to leverage our existing experience and knowledge from our current markets to achieve success in new markets. If our international expansion efforts do not yield the desired results or if we fail to manage the risks and challenges associated with entering new markets, our brand, business, financial condition and results of operations could be adversely affected.

Acquisitions or strategic investments that we may pursue may not be successful or yield the intended benefits and could disrupt our business and harm our financial condition.

As an online financial services aggregator operating across various markets in Greater Southeast Asia, we may pursue acquisitions or strategic investments to enhance our business capabilities, expand our market presence, or diversify our product offerings. However, such acquisitions or investments may not be successful or yield the intended benefits, and they could disrupt our business and harm our financial condition.

Acquisitions and strategic investments entail a variety of risks and challenges, including, but not limited to:

•	difficulties in integrating the acquired businesses, technologies or products into our existing operations while maintaining our company culture and values;

•	the potential loss of key employees, customers or partners of the acquired or invested entities;

•	inaccurate assessments of the value, potential or synergies of the acquired or invested entities;

•	the assumption of unforeseen liabilities or contingencies related to the acquired or invested entities;

•	potential dilution of our existing shareholders’ ownership and earnings per share;

•	the diversion of management’s attention from our core business operations;

•	challenges in realizing cost savings, efficiencies or other benefits expected from the acquisitions or investments;

•	the risk of overpaying for acquisitions or investments, resulting in impairment charges or write-downs; and

•	difficulties in obtaining required regulatory approvals or meeting other conditions for completing the acquisitions or investments.

If we fail to manage these risks and challenges effectively, our acquisitions or strategic investments may not contribute positively to our growth, and our business, financial condition and results of operations could be adversely affected. Furthermore, any negative publicity or perception surrounding these transactions could damage our reputation and brand, potentially impacting our ability to retain and attract users, commercial partners and employees.

Our ability to attract, train and retain executives and other qualified employees is critical to our business, results of operations and future growth.

We face intense competition for talent across all functional aspects. Several factors contribute to the risks associated with talent acquisition and retention, including, but not limited to:

•	the necessity to offer competitive compensation packages to attract and retain skilled employees in a highly competitive market;

•	the potential loss of key employees to competitors or other industries, which may negatively impact our operations and institutional knowledge;

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the need to invest in training and development programs to ensure our employees are equipped with the skills and expertise required to excel in their roles and adapt to the rapidly changing industry landscape;

•	the challenge of maintaining a strong company culture that fosters employee engagement, job satisfaction and loyalty;

•	the potential impact of changes in immigration policies and regulations on our ability to hire and retain foreign talent; and

•	the need to establish and maintain strong succession planning for key executive and managerial positions to minimize the risk of disruption in our operations.

Failure to effectively manage these risks and challenges could result in a diminished ability to execute our business strategies, innovate and respond to market demands, which may adversely affect our competitive position, business, financial condition and results of operations.

Failures, defects, errors or vulnerabilities in our systems or those of our third-party service providers could adversely affect our business, financial condition and results of operations.

We rely heavily on the availability and performance of our platforms and systems and those of our third-party service providers to service our users and commercial partners. However, these platforms and systems are susceptible to failures, interruptions and security breaches and may have defects, errors or vulnerabilities, which could adversely affect our business, financial condition and results of operations. Such risks include, but are not limited to:

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technical malfunctions, power outages, hardware or software failures, defects, errors or vulnerabilities in our systems or those of our third-party service providers and human errors that could disrupt the availability or functionality of our platforms, leading to decreased user satisfaction and potential loss of users and commercial partners;

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security breaches, cyberattacks or unauthorized access to our systems or those of our third-party service providers that could compromise the security, confidentiality or availability of our platforms or the loss or compromise of user data or other confidential information, resulting in reputational damage, legal liability and loss of trust among users and commercial partners;

•	increased costs and resources associated with identifying, addressing and resolving any defects, errors or vulnerabilities in our systems or those of our third-party service providers;

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increased costs associated with maintaining, upgrading and enhancing our platforms and systems to minimize the risks of failures, interruptions and security breaches and to comply with evolving legal and regulatory requirements;

•	the potential for a prolonged system failure or interruption, which could lead to loss of revenue, increased operating expenses or negative publicity; and

•	the potential for legal liability, regulatory penalties or negative publicity resulting from system failures, defects, errors or vulnerabilities, which could harm our reputation and brand.

Failure to effectively manage these risks and maintain the availability and performance of our platforms could diminish our ability to service our users and commercial partners, leading to loss of market share, decreased revenue and reputational damage, which could adversely affect our business, financial condition and results of operations.

We rely on third parties to deliver our services to users on our platforms, and any disruption of or interference with our use of third parties could adversely affect our business, financial condition and results of operations.

As an online financial services aggregator operating across different markets in Greater Southeast Asia, we rely on third parties to deliver our services to users on our platforms. Any disruption of or interference with our use of these third parties could adversely affect our business, financial condition and results of operations.

In particular, we rely heavily on Amazon Web Services (“AWS”) as our primary cloud services provider for hosting our websites and data. Services provided to us by AWS include, but are not limited to, storage, networking and database management. Our relationship with AWS is governed by their standard customer agreement, as supplemented by a pricing addendum that sets out the details of the services provided under the agreement. On July 1, 2021, we entered into a new pricing addendum with AWS for a term of two years. The customer agreement, with the pricing addendum, or collectively the “AWS Agreement,” will expire on June 30, 2023. AWS can change or discontinue services provided under the AWS Agreement from time to time, provided that they provide 12 months’ prior notice if such changes are material (except in certain situations, such as if such notice period would be economically or technically burdensome or cause AWS to violate legal requirements). AWS can also modify the AWS Agreement at any time by posting a revised version of the customer agreement or standard terms of service on their website or by notifying us, provided that they provide at least 90 days’ advance notice of any adverse changes.

This reliance on AWS exposes us to various risks, including:

•	the potential for service outages, disruptions or degradation in performance on the AWS platform, which could lead to interruptions in our services, loss of user trust and damage to our reputation;

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the possibility of AWS encountering technical difficulties, cybersecurity breaches or other issues that could impact the security, privacy and integrity of our data and systems, leading to potential legal liabilities, regulatory penalties and loss of user trust;

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the risk of AWS increasing its prices, changing its terms of service, or discontinuing certain features or services, which could result in increased operating costs or the need for us to find alternative providers, potentially disrupting our operations;

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the possibility of AWS facing regulatory scrutiny or legal action, which could lead to limitations on its ability to provide services, increased costs or reputational damage, indirectly impacting our business; and

•	the reliance on AWS for ongoing maintenance, support and enhancements to its platform, which may not align with our needs.

While we have in the past been able to renew our customer agreement with AWS and expect to continue to do so in the future, there can be no assurance that we can continue to renew the AWS Agreement on commercially favorable terms, or at all, or if the AWS Agreement is not terminated early pursuant to its terms. In an effort to mitigate the risks associated with reliance on a single provider, such as AWS, we have adopted technologies that work across all major cloud infrastructure platforms. This strategy provides us with the flexibility to switch providers if necessary. However, the process of transferring data and systems between providers would likely be time-consuming and complex, and there is no guarantee that this could be done seamlessly or without disruption to our operations. Any disruption of, or interference with, our use of AWS or other third-party service providers could result in interruptions to our services, increased costs, reputational damage, loss of user trust and potential legal liabilities, all of which may adversely impact our business, financial condition and results of operations.

Our use of open-source software could adversely affect our ability to offer our platforms and services and subject us to costly litigation and other disputes.

We utilize open-source software in various aspects of our platforms and services. While we strive to comply with relevant open-source licensing requirements and copyleft restrictions, there is no guarantee that we will always be successful in doing so. The use of open-source software may inadvertently expose us to risks that could adversely impact our ability to operate our platforms and subject us to costly litigation and other disputes.

In the event of noncompliance with open-source licensing terms or copyleft restrictions, we may be required to release the source code of our proprietary software, reengineer our platforms and services, or discontinue the use of certain software components, any of which could result in significant costs and disruptions to our business. Additionally, defending against potential legal claims or disputes relating to open-source software may consume valuable resources and divert the attention of our management and technical personnel. These factors could adversely affect our business, financial condition and results of operations.

Our failure to protect our intellectual property rights and other proprietary information could diminish the value of our platforms, brand and other intangible assets.

We rely, and expect to continue to rely, on a combination of trade secret and domain name protection, trademark laws, and confidentiality and license agreements with our employees, consultants and third parties to protect our intellectual property and proprietary rights. Intellectual property protection may be limited in the regions in which we operate, and any changes in, or unexpected interpretations of, the intellectual property laws in any country or region in which we currently operate or may operate in the future may compromise our ability to enforce our intellectual property and proprietary rights. The agreements and tools we use to protect our intellectual property rights may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Third parties may knowingly or unknowingly infringe our intellectual property and proprietary rights, and we may not be able to prevent infringement without incurring substantial expenses. In addition, others may independently discover our trade secrets or develop similar technologies and processes, in which case we would not be able to assert trade secret rights. Our failure to obtain intellectual property registration or protect our intellectual property rights in any country or region in which we operate could diminish the value of our platforms, brand and other intangible assets, which could have a material adverse effect on our business, financial condition and results of operations.

Defending against intellectual property infringement claims could be expensive and divert our management’s attention and resources, which could harm our business, financial condition and results of operations.

Although we believe that our intellectual property and proprietary rights do not infringe on the intellectual property rights of others, we face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, could be time-consuming and costly to defend, cause us to cease using or incorporating the challenged intellectual property and divert our management’s attention and resources. Additionally, a successful claim of infringement against us could result in us being required to pay significant damages or enter into costly license or royalty agreements to obtain the right to use a third party’s intellectual property. Any such royalty or licensing agreements may not be available to us on acceptable terms, or at all. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our business could be adversely affected by natural disasters, political conflicts or other unexpected events.

Any significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any unforeseen political conflicts, such as terrorist attacks, military actions and other political instability or catastrophic events in the jurisdictions in which we operate could adversely affect our operations, the overall economy and investor sentiment with respect to personal finance products. The impact of these disruptions could adversely affect our business, financial condition and results of operations.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after the aforementioned events and successfully execute on those plans, our business, financial condition and results of operations could be harmed.

We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations. Our insurance policies do not cover 100% of the costs and losses from the events that they are intended to insure against. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage by a material amount. We also may incur costs or suffer losses arising from events against which we have no insurance coverage. There are certain losses, including, but not limited to, losses from floods, fires, earthquakes, wind, pollution, certain environmental hazards, security breaches, litigation, regulatory action, and other events for which we may not be insured, because it may not be deemed economically feasible or prudent to do so, among other reasons. In addition, large-scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage in the future (including, but not limited to, coverage for our directors and executive officers), on commercially reasonable terms, or at all. Any losses resulting from lack of insurance coverage could adversely affect our business, financial condition and results of operations.

Our business is subject to legal and regulatory risks that could have a material and adverse impact on our business, financial condition and results of operations.

As an online financial services aggregator, our business operates in a highly regulated environment, and we must comply with numerous laws, regulations and guidelines that govern the provision of online services, advertising or marketing, consumer protection, data localization, data portability, cybersecurity, anti-money laundering, anti-trust, anti-corruption, foreign ownership restrictions and other aspects of our operations. These requirements may vary across jurisdictions, and our compliance obligations may change over time as new regulations are introduced or existing ones are amended. To manage these legal and regulatory risks, we have invested in resources to monitor and adapt to evolving legal and regulatory landscapes, ensure our policies and procedures align with applicable requirements, and provide ongoing training and support to our employees. However, there is no guarantee that these efforts will be sufficient to prevent non-compliance or the associated adverse effects. Failure to comply with applicable legal and regulatory requirements may result in fines, penalties, sanctions, litigation and reputational damage. In addition, non-compliance may lead to increased scrutiny from regulatory authorities and heightened expectations for future compliance, potentially increasing the costs and complexity of our operations.

Furthermore, the laws and regulations governing our business operations are subject to frequent changes and varying interpretations by regulatory authorities, and such changes may include more stringent licensing requirements, increased regulatory scrutiny, additional reporting obligations, or the imposition of new taxes or fees. These changes could increase our compliance costs, restrict our ability to place certain products or services on our platforms, require us to make significant changes to our business practices or limit our ability to enter new markets or expand our operations, which could adversely impact our competitive position and our ability to attract and retain users and commercial partners. Such regulatory uncertainty could negatively affect our ability to plan and execute our business strategies effectively and may also affect the perceptions and decisions of our users and commercial partners, leading to reduced demand for our services or increased competition from other providers who may be subject to different regulatory requirements.

We may fail to obtain, maintain or renew the requisite licenses and approvals.

Our business is subject to various licensing and approval requirements. For more details, see the section titled “Regulatory Overview.” We believe that we have received all requisite permissions to conduct our businesses, and no permission has been declined. However, relevant laws and regulations in certain jurisdictions, as well as their interpretations, may be unclear, which makes it difficult for us to assess which licenses and approvals are necessary for our business and to ascertain the processes required for obtaining such licenses. As such, we cannot assure you that the relevant government authorities, which often have broad discretion in interpreting and implementing these laws and regulations, will not take a contrary position. In addition, new laws or regulations may be introduced to impose additional government approval, license and permit requirements, and there is no guarantee that we will be able to comply with these additional requirements.

Maintaining or renewing the licenses and approvals we currently have may require significant time and financial resources, which could divert our focus from other strategic initiatives and increase our operational costs, and the requirements for maintaining and renewing these licenses and approvals are complex and may be subject to change. Regulatory authorities also may impose conditions on our licenses or approvals, such as imitations on the types of financial products or services we can present on our platforms or the manner in which we conduct our business, which could restrict our ability to operate or grow our business, limit our ability to attract and retain users and commercial partners, impact our competitiveness and ultimately harm our financial performance. Due to these factors or other circumstances beyond our control, we may fail to maintain or renew the requisite licenses and approvals for our operations.

Failure to secure or maintain the necessary licenses and approvals may result in fines, penalties, or other sanctions. Additionally, it could necessitate the modification or discontinuation of our services in certain jurisdictions, which may adversely affect our business, financial condition and results of operations.

We may be subject to restrictions on foreign ownership in certain jurisdictions.

Based on our assessment of our business operations as of the date of this proxy statement/prospectus and opinions from local counsel, we believe that our operations in each of the markets we operate in are not subject to foreign ownership restrictions. For a detailed description on the relevant foreign ownership laws and regulations, see the section titled “Regulatory Overview.” However, government authorities have significant discretion in interpreting and implementing these laws and regulations, and there can be no assurance that the relevant authorities would take the same position as we do. In addition, the foreign ownership laws and regulations in each of our markets and their interpretations may be modified by the relevant authorities in the future, which could adversely affect our ability to comply with applicable foreign ownership requirements. If our foreign ownership arrangements in any of our markets are successfully challenged or if changes in laws, regulations or their interpretations render our arrangements invalid, we may face a range of consequences, including civil and criminal penalties against our subsidiaries and their shareholders, monetary penalties and restrictions or suspension on operations, and we may be required to reorganize our ownership arrangements in these markets. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Changes in, or failure to comply with, competition laws or regulations could adversely affect us.

We are subject to competition laws in each of the markets we operate in. In recent years, antitrust regulators in Southeast Asia have taken greater interest in potential antitrust abuses and are reviewing their frameworks and policies for dealing with digital markets. For example, the Competition and Consumer Commission of Singapore has revised its competition guidelines, effective from February 1, 2022, for greater clarity and guidance on issues and conduct that may be relevant in the digital era. While we have not been subject to any regulatory authority’s inquiries or investigations in connection with compliance with the applicable competition laws and regulations, our market position and the proposed Business Combination subject us to heightened scrutiny from the relevant government authorities. We could be subject to fines or penalties, lose credibility with regulators, be subject to other administrative sanctions or otherwise incur expenses and diversion of management attention or other resources if any regulators choose to investigate us or find that we have not made required notifications or filings in connection with the Business Combination.

In addition, any new requirements or restrictions, or proposed requirements or restrictions, could limit our ability to pursue future acquisitions, divestitures or combinations, cause us to re-evaluate previous acquisitions, combinations or restructurings, subject us to significant fines, penalties or antitrust allegations from third parties, or require us to modify our operations, such as limitations on our contractual relationships with our users, restrictions on our pricing models or divestiture of certain of our assets.

We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances, including, for example, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”).

Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives and agents who acted, or may have purported to act, on our behalf. We and our employees, consultants, content and channel partners, commercial partners or other business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we are subject to the risk that we could be held liable for, or be inadvertently involved in, the violation of anti-corruption laws, including the FCPA, by these parties and their respective employees, representatives, contractors and agents, notwithstanding that we do not authorize or have control over such activities. In addition, our activities in certain countries with high levels of corruption enhance such risks. While we have policies and procedures intended to prohibit and avoid the furtherance of such violations and manage such risks, there is no guarantee that such policies and procedures are or will be fully effective at all times.

Any violation of applicable anti-bribery, anti-corruption, and anti-money laundering and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to our reputation and brand, investigations, imposition of significant legal fees and criminal or civil sanctions, suspension of or restrictions on our business operations, diversion of management’s attention or other adverse consequences, any or all of which could have a material and adverse effect on our business, financial condition and results of operations.

We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.

Although CGCL and PubCo are incorporated in the Cayman Islands, we collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of those jurisdictions. Our tax liabilities could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in tax laws in any given jurisdiction or their interpretations and changes in the geographical allocation of our income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available. In addition, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that our subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations.

We have been and may, from time to time, be subject to inquiries or audits from tax authorities of certain jurisdictions. We cannot be certain that tax authorities will agree with our interpretations of the applicable tax laws, or that they will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities, which may require significant payments and may adversely affect our results of operations or financial condition. While we may appeal against the tax authorities’ determinations to the appropriate governmental authorities, we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, harm our reputation and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Singapore

Our business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore, and by the general state of the Singapore economy.

We conduct business in Singapore through the following subsidiaries: (i) SingSaver Pte. Ltd., which operates the online financial comparison platform SingSaver; (ii) Seedly Pte. Ltd., which operates the personal finance community platform Seedly; (iii) SingSaver Insurance Brokers Pte. Ltd., a registered insurance broker; (iv) eKos Pte. Ltd., a SaaS provider connecting financial institutions with their digital partners and affiliates; and (v) CAG Regional Singapore Pte. Ltd., which provides technology support services to group companies. In 2021 and 2022, Singapore was our largest market, contributing to approximately 36.9% and 34.4% of our total revenue, respectively. Accordingly, any adverse change in the political, economic and legal environments in Singapore, or in the general state of the Singapore economy, could have a material adverse effect on our business, financial condition and results of operations.

The takeover restrictions under the Insurance Act 1966 may adversely impact our ability to consummate the Business Combination and cause uncertainty to our capital structure.

The Insurance Act 1966 restricts takeovers of registered insurance brokers. Any person entering into a share acquisition agreement to obtain effective control of a registered insurance broker must first notify the Monetary Authority of Singapore (the “MAS”) of such intention and obtain its approval before entering into the agreement. A person is deemed to obtain effective control if the person alone or acting together with any associate or associates would, if the agreement were carried out, (i) acquire or hold, directly or indirectly, 20% or more of the issued share capital of the insurance broker; or (ii) control, directly or indirectly, 20% or more of the voting power of the insurance broker. Such restriction applies to all individuals, whether or not resident in or a citizen of Singapore, and bodies corporate or unincorporate, whether incorporated in or carrying on business in Singapore. The closing of the Business Combination is subject to the satisfaction of the condition that PubCo has obtained all necessary approvals, consents and authorizations from the MAS required for each MAS de-SPAC Condition Applicant to obtain such “effective control” of SingSaver Insurance Brokers Pte. Ltd. and all such approvals, consents and authorizations not having been subsequently revoked or withdrawn. On March 23, 2023, the MAS issued the written confirmation of “no objections” with respect to our entry into the Business Combination Agreement. However, we cannot assure you that PubCo will be able to obtain all necessary approvals, consents and authorizations from the MAS required for it to obtain “effective control” of SingSaver Insurance Brokers Pte. Ltd., that no such approvals, consents and authorizations will be subsequently revoked or withdrawn, or that such closing condition will be waived.

In addition, pursuant to the PubCo Class C-1 Warrant Instrument, the timing at which the PubCo Class C-1 Warrants held by PMIL can be exercised for PubCo Class A Ordinary Shares depends on whether PMIL will have effective control of SingSaver Insurance Brokers Pte. Ltd. upon exercise of all of the PubCo Class C-1 Warrants held by it and when it will be able to obtain all necessary approvals, consents and authorizations from the MAS required for it to obtain such “effective control” of SingSaver Insurance Brokers Pte. Ltd. Such uncertainty could adversely affect the trading price of our securities and have a negative impact on our future financing activities.

Risks Related to Doing Business in Hong Kong

Potential political and economic instability in Hong Kong may adversely impact our results of operations.

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; and (iv) CAG Regional Limited, which provides technology regional support services, including legal, human resources and finance functions, to group companies. In 2021 and 2022, approximately 29.4% and 32.7% of our total revenue was derived from Hong Kong, respectively. Accordingly, any changes in the economic, social and political conditions in Hong Kong could have a material adverse effect on the business operations of our Hong Kong subsidiaries.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Nevertheless, we cannot ensure that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since we conduct business in Hong Kong, any change of such political arrangements may affect the stability of the economy in Hong Kong, thereby directly affecting our results of operations and financial positions.

In addition, under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Any escalation in political and trade tensions, including those involving the U.S., China and Hong Kong, could potentially harm our business. For more details on related risks, see “—The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business.”

Incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong may have a widespread effect on the business operations of our Hong Kong subsidiaries, which could in turn materially affect our business, financial condition and results of operations. In addition, policies of the PRC government, which are subject to frequent changes, can have significant effects on economic conditions in Hong Kong.

The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business.

On June 30, 2020, the Standing Committee of China’s National People’s Congress (the “NPC”) passed the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Hong Kong National Security Law, which was promulgated in Hong Kong by

Hong Kong’s Chief Executive on the same day. Among other things, the Hong Kong National Security Law criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. government to impose sanctions against foreign individuals and entities who are determined by the U.S. government to have materially contributed to the failure to preserve Hong Kong’s autonomy. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The implementation of the Hong Kong National Security Law may trigger sanctions or other forms of penalties by foreign governments. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If any of our Hong Kong subsidiaries or Hong Kong-based content and channel partners or commercial partners is determined to be in violation of the Hong Kong National Security Law or the HKAA, our business operations, financial position and results of operations could be materially and adversely affected.

The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of PubCo’s securities or PubCo’s ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us.

We do not currently have any subsidiaries or business operations in mainland China, generate any revenue from mainland China, provide our products or services in mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in mainland China. According, we believe that the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations or the listing of PubCo’s securities, notwithstanding the fact that we have substantial operations in Hong Kong.

Pursuant to the Basic Law, (i) national laws of the PRC, except for those listed in Annex III of the Basic Law, shall not be applied in Hong Kong, and (ii) the national laws listed in Annex III of the Basic Law shall be limited to those relating to defense, foreign affairs and other matters that are deemed to be outside the autonomy of Hong Kong under the Basic Law. As a result, national laws of the PRC not listed in Annex III of the Basic Law, such as the PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law and the Measures for Cybersecurity Review (“Review Measures”), do not apply in Hong Kong.

To the extent any PRC laws and regulations were to become applicable to our business in Hong Kong, we may be required to make substantial changes to our business operations and how we seek financing, may have to incur substantial costs in order to comply with such laws and regulations and may be subject to fines, penalties and sanctions if we are unable to comply with such laws and regulations in a timely manner, or at all. The application of such PRC laws and regulations may have a material adverse impact on our business, financial conditions and results of operations and PubCo’s ability to offer or continue to offer securities to investors, any of which may cause the value of PubCo’s securities to significantly decline or become worthless. In addition, we will face risks and uncertainties associated with the rapidly evolving PRC legal system. For example, PRC laws, regulations, policies and their interpretations may change quickly with little or no advance notice. In particular, because many laws, regulations and policies are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretations of these laws, regulations and policies may contain inconsistencies, and their enactment timetable, implementation and enforcement involve uncertainties. For more details, see the sections titled “—Our Hong Kong subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” and “The approval of, or submission of filings with, the CSRC may be required in connection with the Business Combination.”

The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of the PRC or companies that operate in, or generate revenue from, mainland China must conduct their business activities. As we do not have any operations in or revenue from mainland China or any subsidiaries incorporated under the laws of the PRC, we believe that the laws and regulations of the PRC do not currently have any material impact on our business operations, and the PRC government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, because of our substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of PubCo’s securities to significantly decline or become worthless, which would materially affect the interests of our investors.

We do not currently have any subsidiaries or business operations in mainland China, generate any revenue from mainland China, provide our products or services in mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in mainland China. Accordingly, we believe that the laws and regulations of the PRC do not currently have any material impact on our business operations, and the PRC government does not currently exert direct oversight, discretion or control over the manner in which we conduct our business. However, because of our substantial operations in Hong Kong through our Hong Kong subsidiaries and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, there is no guarantee that we or PubCo will not be subject to such direct oversight, discretion or control in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In addition, the PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little or no advance notice. See “— The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of PubCo’s Securities or PubCo’s ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us.” There also can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business. In 2021 and 2022, approximately 29.4% and 32.7% of our total revenue was derived from Hong Kong. If we were to become subject to the intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations and/or result in increased costs necessary to comply with existing or any newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices and value of PubCo’s securities could be adversely affected as a result of the actual or anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies with operations in Hong Kong subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government will not intervene in or influence our current or future operations at any time.

Based on the experience of our management team, we believe that no permission or approval from any PRC governmental authority is required for any of our Hong Kong subsidiaries to operate its business or for PubCo to list its securities on a U.S. securities exchange or issue securities to foreign investors. However, there is no guarantee that PRC government authorities will take the same position as we do or that such permission or approval will not be required in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. See “—Our Hong Kong subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” and “—The approval of, or submission of filings with, the CSRC may be required in connection with the Business Combination.” Any actions by the PRC government to exert more oversight and control over offerings by companies that have operations in, or generate revenue from, Hong Kong that are conducted overseas and/or foreign investments in could significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of PubCo’s securities to significantly decline or become worthless.

Our Hong Kong subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

On November 7, 2016, the Standing Committee of the NPC passed the PRC Cybersecurity Law, which became effective on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance and use of the internet network within the territory of the PRC and the supervision and administration of cybersecurity and systematically lays out the regulatory requirements on cybersecurity and data protection in China. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law applies to data processing activities and the security supervision thereof conducted in the territory of the PRC and also holds liable those who conduct data processing activities outside the territory of the PRC to the detriment of the national security, public interest, or lawful rights and interests of citizens and organizations of the PRC. The PRC Data Security Law sets forth a series of data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means and that the collection and use of such data should not exceed certain limits. On August 20, 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of the personal information of natural persons within the territory of the PRC. The PRC Personal Information Protection Law further detailed the rules on personal data processing and increased the potential liability of personal data processors. The legal consequences of violating these laws include, among other things, the issuance of warnings, confiscation of illegal income, suspension or winding-up of the related business, and revocation of business license or relevant permits. On January 4, 2022, the Cyberspace Administration of China (the “CAC”) and 12 other PRC regulatory agencies jointly adopted and published the Review Measures, which became effective on February 15, 2022. The Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing on a foreign stock exchange must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine that certain network products, services, or data processing activities of such company affect or may affect national security.

As we do not have any operations in mainland China or engage in any data processing activities to the detriment of the national security, public interest, or lawful rights and interests of citizens and organizations of the PRC and because these laws and regulations are not listed in Annex III of the Basic Law, we believe that we are not subject to these laws and are not required to apply for cybersecurity review by the CAC for the Business Combination. However, there remains uncertainty as to how these laws and regulations will be implemented, and we cannot assure you that PRC regulatory agencies, including the CAC, will take the same position as we do. If we were deemed by PRC regulatory authorities to be subject to these laws and regulations, there is no assurance that we can fully or timely comply with the relevant requirements or complete the required cybersecurity review, and we may be required to suspend our relevant business, shut down the MoneyHero website or mobile app, or face other penalties, which could materially and adversely affect our business, financial condition and results of operations.

The approval of, or submission of filings with, the CSRC may be required in connection with the Business Combination.

The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas by China-based issuers and foreign investment in China-based issuers.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”), which were adopted in 2006 by six PRC regulatory agencies and amended in 2009, include, among other things, provisions that purport to require any offshore special purpose vehicle that is controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies to obtain the approval of the China Securities Regulatory Commission (the “CSRC”) prior to the listing and trading of its securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules and the CSRC approval requirement to offshore special purpose vehicles.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the PRC State Council jointly issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which requires, among other things, the relevant governmental authorities to strengthen supervision over the stock of overseas-listed China-based companies.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill certain filing procedures and report relevant information to the CSRC. If the issuer meets both of the following conditions, an overseas offering and listing will be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenue or profits of the PRC-incorporated operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period, and (ii) the issuer’s major operational activities are carried out in the PRC or its main places of business are located in the PRC, or the senior managers in charge of operation and management of the issuer are mostly PRC citizens or are domiciled in the PRC. Because the Overseas Listing Trial Measures are not listed in Annex III of the Basic Law and PubCo does not meet either of the aforementioned conditions for indirect overseas offering, we do not believe the Business Combination is subject to the requirements of the Overseas Listing Trial Measures.

However, we cannot assure you that the Overseas Listing Trial Measures or other approval or filing requirements of the CSRC will not apply to us in the future. Any failure by us to fully comply with new regulatory requirements, including, but limited to, the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause the value of our securities to significantly decline in value.

If the PCAOB is unable to inspect our auditors for two consecutive years after we are identified by the SEC as a Commission-Identified Issuer, PubCo’s securities will likely be delisted. The delisting of PubCo’s securities, or the threat of PubCo’s securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment, which would establish a framework for the PCAOB to use when determining whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB on

September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

The Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which was passed by the U.S. Senate on June 22, 2021 and enacted on December 23, 2022, shortens the three-consecutive-year compliance period under the HFCAA to two consecutive years and, as a result, reduces the time before the potential trading prohibition against or delisting of our securities. On December 29, 2022, the Consolidated Appropriations Act was signed into law, which contains, among other things, an identical provision to AHFCAA that reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in such jurisdictions. This includes our auditors, which are located in Hong Kong. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol with the CSRC and the Ministry of Finance of China, which grants the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions.

While our auditors currently can be inspected by the PCAOB, PubCo could still be identified as a Commission-Identified Issuer if it in the future files an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and PubCo’s securities would become subject to the trading prohibitions under the HFCAA if PubCo is identified as a Commission-Identified Issuer for two consecutive years. The delisting of PubCo’s securities, or the threat of PubCo’s securities being delisted, may substantially impair your ability to sell PubCo’s securities when you wish to do so and the value of your investment. Our brand and our ability to conduct our business operations and raise capital on acceptable terms, or at all, would also be materially and adversely affected.

In addition, inspections of other audit firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB is unable to conduct inspections, it will be prevented from fully evaluating the audit and quality control procedures of our independent registered public accounting firm. As a result, we and our investors will be deprived of the benefits of such PCAOB inspections, and it will be more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit or quality control procedures, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

We and our Hong Kong subsidiaries may be affected by the currency pegging system in Hong Kong and other exchange rate fluctuations.

The functional currency of our Hong Kong subsidiaries is Hong Kong dollars. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.79 to US$1.00. There is no assurance that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, our business, financial condition and results of operations could be materially and adversely affected.

Increases in labor costs may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, the MoneyHero Group’s Hong Kong subsidiaries are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of its employees, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. We expect that our labor costs, including wages and employee benefits, will continue to increase. Increasing labor costs could materially and adversely affect our financial condition and results of operations.

Risks Related to Doing Business in Taiwan

Regional geopolitical risks and disruptions in Taiwan’s political environment caused by local political events could negatively affect our business operations in Taiwan.

We conduct business in Taiwan through our subsidiary Money101 Company Limited, which operates the online financial comparison platform Money101.com.tw. In 2021 and 2022, approximately 21.7% and 16.2% of our total revenue was derived from Taiwan, respectively.

Past and recent developments related to the relations between the Republic of China and PRC governments, United States-China diplomatic and trade friction, threats of military actions or escalation of military activities, and local political events, such as election results, have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies. Any major change in Taiwan’s political environment, including the outcome of elections, changes in governmental policies, and political and social instability, may affect the direction of economic and political developments in Taiwan and negatively impact the local economic and political environment, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in the Philippines

Our Philippines subsidiaries face challenges and risks unique to operating a business in the Philippines. If we are unable to manage those challenges and risks, the growth of our business could be limited, and our business could suffer.

We conduct business in the Philippines through the following subsidiaries: (i) MoneyGuru Philippines Corporation, which operates the online financial comparison platform Moneymax; (ii) MoneyHero Insurance Brokerage Inc., a registered insurance broker; (iii) eKos Inc., a SaaS provider connecting financial institutions with their digital partners and affiliates; and (iv) CompareAsia Group ROHQ Philippines, which is the regional operating headquarters in the Philippines of CAG Regional Limited. In 2021 and 2022, approximately 9.8% and 14.5% of our total revenue was derived from the Philippines, respectively.

In recent history, there has been political instability in the Philippines, including alleged extra judicial killings, alleged electoral fraud, impeachment proceedings against former presidents and chief justices of the Supreme Court of the Philippines, hearings on graft and corruption issues against various government officials, and public and military protests arising from alleged misconduct by previous and current administrations. In addition, a number of officials of the Philippine government have been indicted on corruption charges stemming from allegations of misuse of public funds, extortion, bribery, or usurpation of authority. There can be no assurance that acts of political violence will not occur in the future, and any such events could negatively impact the Philippine economy. We also may be affected by changes in the political leadership and policy directions in the Philippines. An unstable political environment and policy instabilities may negatively affect the general economic conditions and operating environment in the Philippines and result in loss of investor confidence in the Philippines, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, our business operations in the Philippines face other challenges and risks unique to operating a business in the Philippines, including, but not limited to:

•	difficulties and costs of staffing and managing foreign operations;

•	restrictions imposed by local labor practices and laws on our business and operations;

•	exposure to different business practices and legal standards;

•	unexpected changes in legal and regulatory requirements;

•	the imposition of government controls and restrictions;

•	the risk of military conflicts, terrorist activities or other international incidents;

•	the failure of telecommunications and connectivity infrastructure;

•	natural disasters and public health emergencies;

•	potentially adverse tax consequences; and

•	lack of intellectual property protection.

If we are unable to manage these challenges and risks, the growth of our business could be limited, and our business could suffer.

The credit ratings of the Philippines may restrict the access to capital of Philippine companies, including our Philippines subsidiaries.

The Philippine government’s credit ratings directly affect companies domiciled in the Philippines, as international credit rating agencies issue credit ratings by reference to that of the sovereign. Historically, the Philippines’ sovereign debt has been rated relatively low by international credit rating agencies. In September 2022, Moody’s affirmed its rating of Baa2 with a stable outlook. In October 2022, Fitch affirmed its rating of BBB with a negative outlook, reflecting risks to the country’s medium-term growth prospects due to high interest rates, weak external demands and high commodity prices.

No assurance can be given that Fitch, Moody’s, S&P or any other international credit rating agency will not downgrade the credit ratings of the Philippine government in the future. Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets and the ability of the Philippine government and Philippine companies, including our Philippines subsidiaries, to raise additional financing, including the interest rates and other commercial terms at which such additional financing is available.

Risks Related to Doing Business in Malaysia

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

We conduct business in Malaysia through our subsidiary Compargo Malaysia Sdn. Bhd., which operates the online financial comparison platform CompareHero and generates lead referrals for insurance products as a licensed insurance agency. In 2021 and 2022, approximately 2.0% and 1.9% of our total revenue was derived from Malaysia, respectively.

Our business, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments and uncertainties in Malaysia, such as risks of war, terrorism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls and changes in methods of taxation. While the overall Malaysian economic environment appears to be positive, there can be no assurance that this will continue to prevail in the future.

Risks Related to Bridgetown and the Business Combination

Members of the Bridgetown Special Committee have interests that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders and warrantholders.

Members of the Bridgetown Special Committee, namely Matt Danzeisen, John R. Hass, Samuel Altman and In Joon Hwang, have interests in such proposals that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders and warrantholders generally. These interests include, but are not limited to, the fact that:

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Matt Danzeisen, the Chairman of Bridgetown and the Bridgetown Special Committee and one of the four managers of Sponsor, may be deemed to beneficially own the 12,376,887 Founder Shares and 6,449,936 Private Placement Warrants held by Sponsor by virtue of his control over Sponsor. These Founder Shares will be, at the Initial Merger Effective Time, exchanged for PubCo Class B Ordinary Shares, each carrying 10 votes per share, and the Private Placement Warrants will be exchanged for PubCo Sponsor Warrants, which are exercisable 30 days after Closing. Based on the number of PubCo Ordinary Shares expected to be outstanding immediately after Closing, assuming that (i) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, and (ii) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued to the Sponsor at the Initial Merger Effective Time, and taking into account the PubCo Ordinary Shares issuable upon the exercise of PubCo Sponsor Warrants, the Sponsor is expected to own 38.95% of the equity interest and 71.31% of the voting power in PubCo in the No Redemption Scenario, 48.89% of the equity interest and 75.46% of the voting power of PubCo in the Maximum Redemption Scenario A, and 50.43% of the equity interest and 75.99% of the voting power of PubCo in the Maximum Redemption Scenario B;

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each of John R. Hass, Samuel Altman and In Joon Hwang, directors of Bridgetown, directly holds 5,000 Founder Shares, which will be converted into the same number of PubCo Class A Ordinary Shares immediately after Closing pursuant to the Share Conversion Instruction Letters;

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Matt Danzeisen is also Head of Private Investments at Thiel Capital. An entity affiliated with Thiel Capital has entered into a forward purchase agreement with Sponsor, as described in “The Business Combination Proposal—Background of the Business Combination;”

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each member of the Bridgetown Special Committee has agreed to vote any Bridgetown Shares owned by him in favor of the Business Combination and not redeem any Bridgetown Shares owned by him in connection with the Business Combination and has waived any right, title, interest or claim in or to any monies held in the Trust Account or any other asset of Bridgetown as a result of any liquidation of Bridgetown with respect to the Founder Shares held by him;

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if the Business Combination or another business combination is not consummated by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), PubCo will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the Bridgetown Board, liquidating and dissolving. In such event, the Founder Shares, which were acquired prior to the IPO at an aggregate price of $25,000 (or $0.002 per share) by the Sponsor and at nil consideration by John R. Hass, Samuel Altman and In Joon

Hwang, and the Private Placement Warrants, which were acquired by Sponsor at an aggregate price of $9,674,904 (or $1.50 per warrant), would become worthless because the Founder Shares are not entitled to any redemption or liquidating distribution and the Private Placement Warrants will not be exercisable. On the other hand, if the Business Combination is consummated, (i) based on the closing price of Bridgetown Class A Ordinary Shares on Nasdaq on May 26, 2023, the value of the PubCo Class B Ordinary Shares and PubCo Class A Ordinary Shares issuable in exchange for the Founder Shares currently held by Sponsor and members of the Bridgetown Special Committee would be $126,310,504.19, and (ii) based on the closing price of Bridgetown Public Warrants on Nasdaq on May 26, 2023, the value of the PubCo Sponsor Warrants issuable in exchange for the Private Placement Warrants currently held by Sponsor would be $1,606,034.06;

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given the differential in the purchase price that Sponsor and members of the Bridgetown Special Committee paid for the Founder Shares and/or the Private Placement Warrants as compared to the price of the Bridgetown public shares and Bridgetown Public Warrants, Sponsor and these individuals can earn a positive return on their investment, even if other Bridgetown shareholders have a negative return on their investment in PubCo; and

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the Business Combination Agreement provides for the continued indemnification of each member of the Bridgetown Special Committee and the continuation of their liability insurance after the Business Combination (i.e., a “tail policy”).

The existence of financial and personal interests of members of the Bridgetown Special Committee may result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves. When considering the recommendations of the Bridgetown Special Committee, Bridgetown shareholders should keep in mind of these interests. Such conflicts of interest could incentivize members of Bridgetown Special Committee to recommend shareholder approval for a business combination with a less favorable target company or on terms less favorable to Bridgetown Public Shareholders rather than liquidate. Please see “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” for additional information.

Bridgetown’s Sponsor, directors, officers and certain advisors, who together hold all of the outstanding Founder Shares, and their affiliates have interests that are different from, or in addition to, and may conflict with those of Bridgetown shareholders and warrantholders.

Bridgetown’s Sponsor, directors, officers and certain advisors, who together hold all of the outstanding Founder Shares, and their affiliates have interests that are different than, or in addition to, and may conflict with the interests of Bridgetown shareholders and warrantholders. The existence of financial and personal interests of these individuals may result in conflicts of interest on the part of them between what they may believe is in the best interests of Bridgetown and what they may believe is best for themselves. Similarly, the interests of members of the Bridgetown Special Committee or the Bridgetown Board may also result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves. These interests include, but are not limited to, the fact that:

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the Sponsor directly holds 12,376,887 Founder Shares and 6,449,936 Private Placement Warrants. Daniel Wong, Bridgetown’s Chief Executive Officer and Chief Financial Officer, a Senior Vice President at Pacific Century, which has an indirect majority ownership of the FWD group and controls E Capital (Select) Limited. The FWD Parties, which are members of the FWD group, hold an aggregate of 5,000,000 Bridgetown Class A Ordinary Shares (representing 16.68% of Bridgetown). As of the date of this proxy statement/prospectus, (i) Enterprise Innovation Holdings Limited, a member of the FWD group, holds an aggregate of 674,805 CGCL Class A Ordinary Shares, 5,348,937 CGCL Preference Shares (which, together with its CGCL Class A Ordinary Shares, represent 29.82% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 5,100,121 CGCL Class A Warrants (representing 25.41% of the total CGCL Class A Warrants issued and outstanding as of the date of this proxy statement/prospectus), 6,527,295 CGCL Class C Warrants (representing 24.02% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 5.0 million Loan Notes of CGCL, which bear a PIK interest rate of

25% per annum; and (ii) E Capital (Select) Limited holds an aggregate of 2,260,271 CGCL Preference Shares (representing 11.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus) and 1,044,367 CGCL Class C Warrants (representing 3.84% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus). For additional information on FWD group’s and E Capital (Select) Limited’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities.” In addition, Mr. Wong and Matt Danzeisen, the Chairman of Bridgetown and the Bridgetown Special Committee, are two of the four managers of Sponsor and may each be deemed to beneficially own the Founder Shares and Private Placement Warrants held by the Sponsor. These Founder Shares will be exchanged at the Initial Merger Effective Time for PubCo Class B Ordinary Shares, each carrying 10 votes per share, and the Private Placement Warrants will be exchanged for PubCo Sponsor Warrants. Based on the number of PubCo Ordinary Shares expected to be outstanding immediately after Closing, assuming that (i) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, and (ii) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued to the Sponsor at the Initial Merger Effective Time, and taking into account the PubCo Ordinary Shares issuable upon the exercise of PubCo Sponsor Warrants, the Sponsor is expected to own 38.95% of the equity interest and 71.31% of the voting power in PubCo in the No Redemption Scenario, 48.89% of the equity interest and 75.46% of the voting power of PubCo in the Maximum Redemption Scenario A, and 50.43% of the equity interest and 75.99% of the voting power of PubCo in the Maximum Redemption Scenario B. In addition, Mr. Wong directly holds 1,883,005 Founder Shares, which will represent 4.36% of the equity interest and 10.65% of the voting power in PubCo immediately after Closing in the No Redemption Scenario, 5.69% of the equity interest and 11.29% of the voting power of PubCo in the Maximum Redemption Scenario A, and 5.91% of the equity interest and 11.37% of the voting power of PubCo in the Maximum Redemption Scenario B under the foregoing assumptions;

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pursuant to the Sponsor Support Agreement, Sponsor has agreed to subject 2,000,000 PubCo Class B Ordinary Shares it receives pursuant to the Business Combination to potential forfeiture, with such potential forfeiture lapsing if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing equals or exceeds $10.00 per share, determined in accordance with the Sponsor Support Agreement;

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each of John R. Hass, Samuel Altman and In Joon Hwang, directors of Bridgetown, and Kenneth Ng, an advisor to Bridgetown, directly holds 5,000 Founder Shares, which will be converted into the same number of PubCo Class A Ordinary Shares immediately after Closing pursuant to the Share Conversion Instruction Letters;

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Steven Teichman, an advisor to Bridgetown, directly holds 594,946 Founder Shares, which will be converted into the same number of PubCo Class B Ordinary Shares immediately after Closing, which are expected to represent 1.38% of the equity interest and 3.36% of the voting power in PubCo in the No Redemption Scenario, 1.80% of the equity interest and 3.57% of the voting power of PubCo in the Maximum Redemption Scenario A and 1.87% of the equity interest and 3.59% of the voting power of PubCo in the Maximum Redemption Scenario B and under the foregoing assumptions;

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Matt Danzeisen is also Head of Private Investments at Thiel Capital. An entity affiliated with Thiel Capital has entered into a forward purchase agreement with Sponsor as described in “The Business Combination Proposal—Background of the Business Combination;”

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Mr. Li may be deemed to beneficially own the Founder Shares and Private Placement Warrants held by the Sponsor by virtue of being the indirect owner of the sole member of Sponsor. Mr. Li is also the majority owner and controls Pacific Century, which has an indirect majority ownership of the FWD group and controls E Capital (Select) Limited. The FWD Parties, which are members of the FWD group, hold an aggregate of 5,000,000 Bridgetown Class A Ordinary Shares (representing 16.68% of

Bridgetown). As of the date of this proxy statement/prospectus, (i) Enterprise Innovation Holdings Limited, a member of the FWD group, holds an aggregate of 674,805 CGCL Class A Ordinary Shares, 5,348,937 CGCL Preference Shares (which, together with its CGCL Class A Ordinary Shares, represent 29.82% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 5,100,121 CGCL Class A Warrants (representing 25.41% of the total CGCL Class A Warrants issued and outstanding as of the date of this proxy statement/prospectus), 6,527,295 CGCL Class C Warrants (representing 24.02% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 5.0 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum; and (ii) E Capital (Select) Limited holds an aggregate of 2,260,271 CGCL Preference Shares (representing 11.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus) and 1,044,367 CGCL Class C Warrants (representing 3.84% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus). For additional information on FWD group’s and E Capital (Select) Limited’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities.” In addition, Mr. Li is the Chairman and an Executive Director of PCCW Limited, a Hong Kong listed company that is the sole parent of PMIL. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,391,129,358 shares of PCCW Limited (representing approximately 30.89% of PCCW Limited). As of the date of this proxy statement/prospectus, PMIL beneficially owns an aggregate of 2,058,932 CGCL Class B Ordinary Shares (representing 10.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 12,823,301 CGCL Class C Warrants (representing 47.18% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 11.4 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum, and has the right under the Existing Call Option to subscribe for additional Loan Notes from CGCL together with a certain number of CGCL Class C Warrants. Any unexercised portion of the Existing Call Option immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into the PubCo Call Option. For additional information on PMIL’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities;”

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the Sponsor and each director and officer of Bridgetown have agreed to vote any Bridgetown Shares they own in favor of the Business Combination and not redeem any Bridgetown Shares they own in connection with the Business Combination and have waived any right, title, interest or claim in or to any monies held in the Trust Account or any other asset of Bridgetown as a result of any liquidation of Bridgetown with respect to the Founder Shares they own;

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pursuant to and subject to the terms and conditions of the Non-Redemption Deeds, including the performance by the respective FWD Parties of the conditions of (i) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (ii) voting in favor of the Business Combination, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its dissenters’ rights pursuant to the Cayman Companies Act in connection with the Initial Merger, Sponsor has undertaken to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, in each case for a period of five years from the date of the Acquisition Closing;

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if the Business Combination or another business combination is not consummated by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), PubCo will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the Bridgetown Board, liquidating and dissolving. In such event, the Founder Shares, which were acquired prior to the IPO at an aggregate price of $25,000 (or $0.002 per share) by the Sponsor and at nil consideration by John R. Hass, Samuel Altman and In Joon Hwang, and the Private Placement Warrants, which were acquired by Sponsor at an aggregate price of $9,674,904 (or $1.50 per warrant), would become worthless because the Founder Shares are not entitled to any redemption or liquidating distribution and the Private Placement Warrants will not be exercisable. On the other hand, if the Business Combination is consummated, (i) based on the closing price of Bridgetown Class A Ordinary Shares on Nasdaq on May 26, 2023, the value of the PubCo Class B Ordinary Shares and PubCo Class A Ordinary Shares issuable in exchange for the Founder Shares currently held by Sponsor and Bridgetown’s directors, officers and advisors would be $151,574,599.22, and (ii) based on the closing price of Bridgetown Public Warrants on Nasdaq on May 26, 2023, the value of the PubCo Sponsor Warrants issuable in exchange for the Private Placement Warrants currently held by Sponsor would be $1,606,034.06;

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given the differential in the purchase price that Sponsor and members of the Bridgetown Special Committee paid for the Founder Shares and/or the Private Placement Warrants as compared to the price of the Bridgetown public shares and Bridgetown Public Warrants, Sponsor and these individuals can earn a positive return on their investment, even if other Bridgetown shareholders have a negative return on their investment in PubCo;

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Bridgetown’s Sponsor, directors, officers, certain advisors and their affiliates are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with certain activities on Bridgetown’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Bridgetown fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. As of April 30, 2023, Bridgetown’s Sponsor, directors, officers, certain advisors and their affiliates had incurred approximately $4.8 million of unpaid reimbursable expenses;

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pursuant to the Registration Rights Agreement, Sponsor can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

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the Business Combination Agreement provides for the continued indemnification of Bridgetown’s directors and officers and the continuation of Bridgetown’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

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Bridgetown has provisions in the Bridgetown Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Bridgetown’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Bridgetown;

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Bridgetown’s directors and officers are not required to commit a certain amount of their time to its affairs and will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to Bridgetown’s affairs;

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if the Trust Account is liquidated, including in the event Bridgetown is unable to complete a business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), Sponsor has agreed to indemnify Bridgetown to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Bridgetown has discussed entering into a transaction agreement or claims of any third party for services rendered or products sold to Bridgetown, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	Sponsor may make loans from time to time to Bridgetown to fund certain capital requirements. As of the date of this proxy statement/prospectus, Sponsor has loaned an aggregate of $ in Working

Capital Loans to Bridgetown. Additional loans may be made after the date of this proxy statement/prospectus. The outstanding balance of Working Capital Loans immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding. However, if the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Bridgetown outside of the Trust Account;

•	Sponsor, pursuant to the terms of the Business Combination Agreement, may designate one person to serve as a member of the PubCo Board;

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PCCW-HKT Telephone Limited, an affiliate of the Sponsor, rents office space to CAG Regional Limited, one of CGCL’s Hong Kong subsidiaries, at a rent of HK$179,014.50 per month (exclusive of rates, air-conditioning and management charges and all other outgoings of non-capital capture in connection with the premise), which is payable monthly, under a lease beginning on February 15, 2023 and expiring February 14, 2025; and

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FWD Singapore Pte Ltd, FWD General Insurance Company Limited and FWD Financial Limited, affiliates of the Sponsor, have entered into service agreements with certain of CGCL’s subsidiaries in Singapore and Hong Kong for displaying, promoting and facilitating the purchase of their products.

The existence of financial and personal interests of Bridgetown’s Sponsor, directors, officers and certain advisors may result in conflicts of interest on the part of them between what they may believe is in the best interests of Bridgetown and its shareholders and what they may believe is best for themselves. Such conflicts of interest could incentivize Sponsor and Bridgetown’s directors, officers, certain advisors and their affiliates to complete a business combination with a less favorable target company or on terms less favorable to Bridgetown Public Shareholders rather than liquidate. Please see “Information Related to Bridgetown” for additional information on such interests.

The exercise of Bridgetown’s directors’ and officers’ discretion in agreeing to changes to or waivers of the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Bridgetown’s best interest.

In the period leading up to Closing, events may occur that, pursuant to the Business Combination Agreement, would require Bridgetown to agree to amend the Business Combination Agreement, to consent to certain actions taken by CGCL or PubCo or to waive rights that Bridgetown is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of CGCL’s business, a request by CGCL to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on CGCL’s business or could entitle Bridgetown to terminate the Business Combination Agreement. In any of such circumstances, it would be at Bridgetown’s discretion, acting through its board of directors, to grant its consent or waive those rights, and, under the Business Combination Agreement, such consent or waiver in certain cases shall not be unreasonably withheld. In addition, two of the five current directors of CGCL are affiliated with the Sponsor, and they may seek to exert influence and/or vote in their capacity as directors of CGCL to waive the conditions under the Business Combination Agreement in a way that would be more beneficial to the Sponsor than to other Bridgetown shareholders.

The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and elsewhere in this proxy statement/prospectus) may result in conflicts of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Bridgetown and what they may believe is best for themselves, despite the fact that the directors of Bridgetown are under a fiduciary duty to act in the best interest of Bridgetown as a matter of Cayman Island law. As of the date of this proxy statement/prospectus, Bridgetown does not believe there will be any changes or waivers that Bridgetown’s directors and officers would be likely to make before Closing.

Bridgetown Class B Shareholders have agreed to vote in favor of the Business Combination, regardless of how Bridgetown Public Shareholders vote.

Bridgetown Class B Shareholders, consisting solely of Bridgetown’s Sponsor, directors, officers and certain of its advisors, hold an aggregate of 14,874,838 Class B Ordinary Shares, which represent 49.64% of Bridgetown’s total outstanding shares, and have agreed to vote any Bridgetown Shares they own in favor of the Business Combination. The Business Combination Proposal and, if presented, the Adjournment Proposal shall require approval by the Bridgetown shareholders as an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. The Initial Merger Proposal shall require approval by the Bridgetown shareholders as a special resolution, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. As such, assuming that the Bridgetown Class B Shareholders do not purchase additional Bridgetown Class A Ordinary Shares before the Extraordinary General Meeting, (i) if only the minimum number of Bridgetown Shares representing a quorum are voted, no additional share is required to be voted in favor of the Business Combination Proposal or the Initial Merger Proposal in order for the Proposals to be approved; and (ii) if all issued and outstanding Bridgetown Shares are voted, the approval of the Business Combination Proposal would require an additional 109,099 Bridgetown Class A Ordinary Shares to be voted in favor of the proposal, and the approval of the Business Combination Proposal would require an additional 5,103,743 Bridgetown Class A Ordinary Shares to be voted in favor of the proposal. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case had Bridgetown Class B Shareholders not agreed to vote any Bridgetown Shares they own in favor of the Business Combination. In addition, if either of the FWD Parties votes in favor of the Business Combination pursuant to the terms of the Non-Redemption Deeds, the likelihood that the necessary shareholder approval will be received will be further increased. For more details on the Non-Redemption Deeds, see the section titled “The Business Combination Proposal—Related Agreements—Non-Redemption Deeds” in this proxy statement/prospectus.

Bridgetown is dependent upon its directors and officers and their loss could adversely affect Bridgetown’s ability to complete the Business Combination.

Bridgetown’s operations are dependent upon a relatively small group of individuals and, in particular, its directors and officers. Bridgetown’s ability to complete its Business Combination depends on the continued service of its officers and directors. Bridgetown does not have an employment agreement with, or key-person insurance on the life of, any of its directors or officers.

The unexpected loss of the services of one or more of its directors or officers could have a detrimental effect on Bridgetown’s ability to consummate the Business Combination.

Bridgetown may be forced to close the Business Combination even if we determine it is no longer in Bridgetown shareholders’ best interest.

If a material adverse event were to occur after approval of the Business Combination Proposal and Initial Merger Proposal, Bridgetown may be forced to close the Business Combination even if it determines it is no longer in its shareholders’ best interest to do so (as a result of such material adverse event), which could have a significant negative impact on Bridgetown Public Shareholders who did not elect to redeem.

Bridgetown’s directors’ and officers’ conflict of interest in allocating their time between Bridgetown’s affairs and their other business endeavors or obligations could have a negative impact on Bridgetown’s ability to complete the Business Combination.

Each of Bridgetown’s officers and directors is engaged in other businesses for which he or she may be entitled to significant compensation. These individuals are not required to, and do not, commit their full time to its affairs or contribute any specific number of hours per week to Bridgetown’s affairs, and they may also serve as officers or board members for other entities. If Bridgetown’s officer(s)’ and director(s)’ other business affairs require them to devote time to such other affairs, this may have a negative impact on Bridgetown’s ability to complete the Business Combination.

The Sponsor or Bridgetown’s directors, officers, advisors or their affiliates may purchase shares in connection with the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of Bridgetown Shares.

In connection with the shareholder vote to approve Proposals, Bridgetown and its affiliates may purchase shares prior to Closing from shareholders who would have otherwise elected to have their shares redeemed for a pro rata portion of the Trust Account upon consummation of the Business Combination. Such privately negotiated purchase arrangements could include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. Bridgetown’s directors, officers, advisors or their affiliates also may purchase shares from holders of public shares who have already elected to exercise their redemption rights, in which event such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such transaction would be separately negotiated at the time of the transaction. The consideration for any such transaction would consist of cash and/or Bridgetown Shares owned by the Sponsor and/or Bridgetown’s directors, officers, advisors or their affiliates. While the Sponsor, Bridgetown’s directors, officers, advisors or their affiliates currently have no such plans, they reserve the right to do so. The purpose of these purchases could be to increase the amount of cash available to Bridgetown for use in the Business Combination to satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met.

None of Bridgetown, Sponsor or Bridgetown’s directors, officers, advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Any public share purchased by the Sponsor or Bridgetown’s directors, officers, advisors or their respective affiliates will not be purchased at a price higher than the price offered through the redemption process in connection with the Business Combination, or be voted in favor of the Business Combination, and such purchaser will not have redemption rights with respect to these shares. Prior to the Extraordinary General Meeting, Bridgetown will disclose in a Current Report on Form 8-K: (i) the amount of Bridgetown’s securities purchased outside of the redemption offer by Sponsor or its affiliates, along with the purchase price; (ii) the purpose of the purchases by Sponsor or its affiliates; (iii) the impact, if any, of the purchases by Sponsor or its affiliates on the likelihood that the Business Combination transaction will be approved; (iv) the identities of the selling shareholders who sold to Sponsor or its affiliates (if not purchased on the open market) or the nature of the selling shareholders (e.g., 5% security holders) who sold to Sponsor or its affiliates; and (iv) the number of securities for which Bridgetown has received redemption requests pursuant to its redemption offer.

These newly purchased shares would be subject to limitations on resale under Rule 144 of the Securities Act as “control securities,” to the extent those shares were acquired by an affiliate of Bridgetown, unless they are registered on a subsequent registration statement filed under the Securities Act.

Entering into any such incentive arrangements may have an effect lowering the price of Bridgetown’s shares or possibly reducing the public float of PubCo Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Extraordinary General Meeting. In addition, if such purchases are made, the public float of PubCo Shares and the number of its beneficial holders may be reduced, possibly making it difficult to maintain the quotation, listing or trading of its shares on a national securities exchange.

Shareholder litigation could prevent or delay the closing of the Business Combination or otherwise negatively impact business, operating results and financial condition.

Bridgetown may incur additional costs in connection with the defense or settlement of any shareholder litigation in connection with the proposed Business Combination. Litigation may adversely affect Bridgetown’s ability to complete the proposed Business Combination. Bridgetown could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to Bridgetown’s directors. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Bridgetown’s ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected time frame, or at all.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, Bridgetown expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that Bridgetown expects to achieve from the Business Combination.

Bridgetown may not have sufficient funds to consummate the Business Combination or operate until October 15, 2023 or such earlier date as determined by the Bridgetown Board.

As of March 31, 2023, Bridgetown had $251,367 of cash held outside the Trust Account. If Bridgetown is required to seek additional capital, it may need to borrow funds from its Sponsor, initial shareholders, management team or other third parties to operate or may be forced to liquidate. Bridgetown believes that the funds available to it outside of the Trust Account, together with funds available from loans from Sponsor, its affiliates or members of Bridgetown’s management team will be sufficient to allow it to operate for at least the period ending on October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)). However, Bridgetown cannot assure you that its estimate is accurate, and Sponsor, its affiliates or members of Bridgetown’s management team are under no obligation to advance funds to Bridgetown in such circumstances.

A substantial number of Bridgetown Public Shareholders have already redeemed their Bridgetown Class A Ordinary Shares prior to the shareholder vote to extend the termination date of Bridgetown. Given that many of the remaining shareholders are subject to lock-up agreements and may not be able to sell their shares on Nasdaq, the public float and trading volume on Nasdaq may be very small. As a result, the trading price of the Bridgetown Class A Ordinary Shares may be volatile.

A substantial number of Bridgetown Public Shareholders have already redeemed their Bridgetown Class A Ordinary Shares in connection with the vote to approve the Extension Amendment Proposal. Given that many of the remaining shareholders are subject to lock-up agreements, they may not be able to sell their shares on Nasdaq. As a result, the public float and trading volume of Bridgetown Class A Ordinary Shares may be reduced, thus causing the stock price to be more volatile.

If Bridgetown is unable to complete the Business Combination, or another business combination, within the prescribed time frame, Bridgetown would cease all operations except for the purpose of winding up and redeem its public shares and liquidate.

Bridgetown must complete its initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)). If Bridgetown has not completed the Business Combination, or another business combination, within such time period, Bridgetown will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, Bridgetown Public Shareholders may receive less than $10.00 per public share on the redemption of their shares, and Bridgetown’s warrants will expire worthless.

If, before distributing the proceeds in the Trust Account to its public shareholders, Bridgetown files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of its shareholders and the per-share amount that would otherwise be received by its shareholders in connection with its liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to its public shareholders, Bridgetown files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in Bridgetown’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, the per-share amount that would otherwise be received by shareholders in connection with Bridgetown’s liquidation may be reduced.

If, after Bridgetown distributes the proceeds in the Trust Account to its public shareholders, Bridgetown files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, the members of the Bridgetown Board may be viewed as having breached their fiduciary duties to its creditors, thereby exposing the members of its board of directors and Bridgetown to claims for punitive damages.

If, after distributing the proceeds in the Trust Account to its public shareholders, Bridgetown files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable “preferential transfer” or “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Bridgetown shareholders. In addition, the Bridgetown Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith by paying public shareholders from the Trust Account prior to addressing the claims of creditors, thereby exposing themselves and Bridgetown (which has indemnified such directors) to claims of punitive damages.

The MoneyHero Group Financial Projections considered by Bridgetown may not be realized, which may adversely affect the market price of PubCo Class A Ordinary shares following the completion of the Business Combination.

In performing its financial analyses, Bridgetown relied on, among other things, certain information, including the Financial Projections described in the section titled “The Business Combination Proposal—Certain Projected Financial Information.” The Financial Projections were most recently prepared by the management of the MoneyHero Group in April 2023. None of these Financial Projections were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP, IFRS or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. The Financial Projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. The Financial Projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of the MoneyHero Group. There can be no assurance that the MoneyHero Group’s financial condition, including its cash flows or results of operations will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of PubCo Class A Ordinary Shares or the financial position of PubCo following the Business Combination.

Unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes (direct or indirect), levies or other liabilities may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination, which could have a significant negative effect on PubCo’s financial condition and results of operations and the price of PubCo Ordinary Shares, which in turn could cause you to lose some or all of your investment.

Assessing the impact of risks on our business and the Business Combination is inherently uncertain, previously assessed risks may materialize in a manner that is inconsistent with our and/or Bridgetown’s original risk analysis or assessment, and unexpected or unanticipated risks, losses, charges, taxes (direct or indirect), levies or liabilities may arise. We may be unaware of potential risks in our business and there may be factors outside of our control that arise. While we believe we have operated our businesses, and we and Bridgetown believe we and they have arranged the Business Combination, in a manner that appropriately minimizes taxes and other costs, there can be no assurance that additional liabilities, taxes (direct or indirect), levies or other costs do not arise. In particular, businesses operating in emerging market jurisdictions in Southeast Asia such as our business are exposed to heightened political, regulatory, tax, economic and legal risks and laws and regulations are often uncertain, evolving or subject to differences of opinion with respect to, implementation and interpretation. Accordingly, there can be no assurance that: (a) we and our operations and businesses will not be exposed to unanticipated or unexpected legal, tax or other regulatory risks, losses, charges, taxes (direct or indirect), levies or liabilities (or that existing laws or regulations (including tax laws and regulations) will be applied in a manner consistent with the manner in which professional advisors would expect them to be applied), or (b) that the Business Combination will not encounter unanticipated or unexpected delays, or be exposed to, or result in, unexpected or unanticipated legal, tax or other regulatory risks, losses, charges, taxes (direct or indirect), levies or liabilities or other costs (or that existing laws or regulations (including tax laws and regulations) will be applied to the Business Combination in a manner consistent with the manner in which professional advisors would expect them to be applied).

If such risks were to materialize in connection with, or subsequent to, the consummation of the Business Combination, PubCo and its shareholders, directly or indirectly, may incur losses and/or additional expenses, including corporate, income, capital gains (direct or indirect), transfer or other taxes, and penalties. As a result of these factors, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges, taxes (direct or indirect), levies, liabilities or other costs (including fines, penalties and interest) that could result in reporting losses or other liabilities, which could be material. Any of these factors could cause negative market perceptions of PubCo and its securities, and adversely affect PubCo’s business, financial condition and results of operations. Any shareholders of Bridgetown who choose not to redeem their Bridgetown Shares and, as a result, become shareholders of PubCo following the consummation of the Business Combination could suffer a reduction in the value of their PubCo Class A Ordinary Shares as a result of the foregoing factors and would be unlikely to have a remedy for such reduction in value. Bridgetown shareholders should consult their own legal, tax and other advisors regarding the consequences of the Business Combination on shareholders of CGCL, Bridgetown and PubCo.

If third parties bring claims against Bridgetown, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Bridgetown’s placing of funds in the Trust Account may not protect those funds from third-party claims against it. Although it will seek to have all vendors, service providers and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Bridgetown Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Bridgetown’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Bridgetown’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where Bridgetown may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Bridgetown and will not seek recourse against the Trust Account for any reason.

Pursuant to a letter agreement, Sponsor has agreed that it will be liable to Bridgetown if and to the extent any claims by a third party (other than its independent auditors) for services rendered or products sold to it, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay its tax obligations; provided that such liability will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under Bridgetown’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. However, Bridgetown has not asked Sponsor to reserve for such indemnification obligations, nor has Bridgetown independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and Bridgetown believes that Sponsor’s only assets are securities of Bridgetown. Therefore, Bridgetown cannot assure you that Sponsor would be able to satisfy those obligations. None of Bridgetown’s officers or directors will indemnify Bridgetown for claims by third parties including claims by vendors and prospective target businesses.

If any such claims were successfully made against the Trust Account, the funds available for the Business Combination or any other business combination and redemptions could be reduced to less than $10.00 per public share, and Bridgetown may not be able to complete the Business Combination or any other business combination.

The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

In general, either Bridgetown or CGCL can refuse to complete the Business Combination if there is a material adverse effect affecting the other party between the signing date of the Business Combination Agreement and the planned closing. However, Bridgetown or CGCL are only permitted to refuse to complete the Business Combination when such material adverse effect on the other party reaches a certain degree. Furthermore, Bridgetown and CGCL may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still complete the Business Combination, PubCo’s share price may suffer.

Subsequent to the completion of the Business Combination, PubCo may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of PubCo Ordinary Shares, which could cause Bridgetown shareholders to lose some or all of their investment.

Although Bridgetown has conducted due diligence on the MoneyHero Group, Bridgetown cannot assure you that this due diligence identified all material issues that may be present with the business of the MoneyHero Group. Bridgetown cannot rule out that factors unrelated to CGCL and outside of Bridgetown’s or CGCL’s control will not later arise. Even if Bridgetown’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Bridgetown’s preliminary risk analysis.

As a result of these factors, PubCo may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in it reporting losses. Even though these charges may be non-cash items and not have an immediate impact on PubCo’s liquidity, the fact that PubCo reports charges of this nature could contribute to negative market perceptions about PubCo or its securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favorable terms or at all.

During the interim period, Bridgetown is prohibited from entering into certain transactions that might otherwise be beneficial to Bridgetown or its respective shareholders.

Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, Bridgetown is subject to certain limitations on the operations of its business, including restrictions on its ability to merge, consolidate or amalgamate with or into or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any entity other than CGCL, as summarized under “The Business Combination Proposal—The Business Combination Agreement—Covenants of the Parties.” The limitations on Bridgetown’s conduct of its business during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

The Business Combination Agreement remains subject to conditions that Bridgetown cannot control and if such conditions are not satisfied or waived, the Business Combination may not be consummated.

The Business Combination Agreement is subject to a number of conditions. There are no assurances that all conditions to the Business Combination Agreement will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the Business Combination Agreement are not met (and are not waived, to the extent waivable), then either Bridgetown or CGCL may, subject to the terms and conditions of the Business Combination Agreement, terminate the Business Combination Agreement or amend the termination date. See the section of this proxy statement/prospectus titled “The Business Combination Proposal.”

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements, our Business Combination may be contingent on our ability to comply with certain laws and regulations and any post-business combination company may be subject to additional laws and regulations. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. A failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations. In addition, those laws and regulations and their interpretation and application may change from time to time, including as a result of changes in economic, political, social and government policies, and those changes could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

Furthermore, following the conclusion of the Business Combination, PubCo will be required to comply with certain SEC and other legal requirements as a public company. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on PubCo business, investments and results of operations.

On March 30, 2022, the SEC issued proposed rules (the “2022 Proposed Rules”) relating to, among other items, enhancing disclosure in business combination transactions involving special purpose acquisition companies (“SPACs”) and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect our ability to complete our initial business combination and may increase the costs and time related thereto.

If Bridgetown is deemed to be an investment company under the Investment Company Act, it would be required to institute burdensome compliance requirements and its activities would be severely restricted. As a result, in such circumstances, Bridgetown would expect to abandon its efforts to complete an initial business combination and liquidate the Trust Account.

If Bridgetown is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted, including:

•	restrictions on the nature of Bridgetown’s investments; and

•	restrictions on the issuance of securities.

In addition, Bridgetown would be subject to burdensome compliance requirements, including:

•	registration as an investment company with the SEC;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that Bridgetown is not currently subject to.

As a result, if Bridgetown were deemed to be an investment company under the Investment Company Act, it would expect to abandon its efforts to complete an initial business combination (including the Business Combination) and liquidate the Trust Account.

In order not to be regulated as an investment company under the Investment Company Act, unless Bridgetown can qualify for an exclusion, it must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of Bridgetown’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Bridgetown’s business is to identify and complete an initial business combination and thereafter to operate the post-transaction business or assets for the long term. Bridgetown does not plan to buy businesses or assets with a view to resale or profit from their resale. Bridgetown does not plan to buy unrelated businesses or assets or to be a passive investor. To that end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the Investment Management Trust Agreement, dated October 15, 2020, by and between Bridgetown and Continental, as trustee, the trustee thereunder is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), Bridgetown intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

The 2022 Proposed Rules under the Investment Company Act would provide a safe harbor for SPACs from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require a SPAC to file a Current Report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the SPAC’s registration statement for its initial public offering. The SPAC would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. Although the 2022 Proposed Rules, including the proposed safe harbor rule, have not yet been adopted, and may be adopted in a revised form, the SEC has indicated that there are serious questions concerning the applicability of the Investment Company Act to a SPAC that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule.

Notwithstanding whether or not the 2022 Proposed Rules are adopted by the SEC, Bridgetown may be deemed to be an investment company. As a SPAC, Bridgetown was formed for the sole purpose of completing an initial business combination, and the registration statement for its IPO was declared effective by the SEC on October 15, 2020. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that Bridgetown may be considered an unregistered investment company, in which case it may be required to liquidate. Accordingly, Bridgetown may determine, in its discretion, to liquidate the securities held in the Trust Account at any time, and instead hold all funds in a Trust Account in cash, which would further reduce the dollar amount the Bridgetown Public Shareholders would receive upon any redemption or liquidation. Further, if Bridgetown does not invest the proceeds held in the Trust Account as discussed above, it may be deemed to be subject to the Investment Company Act, and the loss you may suffer as a result of Bridgetown being deemed subject to the Investment Company Act may be greater than if Bridgetown liquidated the securities held in the Trust Account and instead held such funds in cash.

Bridgetown does not believe that its principal activities subject it to regulation under the Investment Company Act. However, if Bridgetown were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which Bridgetown has not allotted funds and may hinder its ability to complete the Business Combination. In such circumstances, Bridgetown would expect to abandon its efforts to complete the Business Combination and liquidate the Trust Account. If Bridgetown is unable to complete its initial business combination within the required time period and is required to liquidate the Trust Account, the Bridgetown Public Shareholders may receive only approximately $10.09 per share (based on the amount in the Trust Account as of March 31, 2023), or less in certain circumstances, on the liquidation of Bridgetown’s Trust Account, and the Bridgetown warrants will expire worthless. If Bridgetown is required to liquidate, you may lose all or part of your investment in Bridgetown and you will not be able to realize any future appreciation in the value of your investment since the Business Combination would not have been consummated.

While the funds in Bridgetown’s Trust Account may only be invested in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, Bridgetown may, at any time, instruct the trustee to hold all funds in the Trust Account in cash until the earlier of the consummation of the Business Combination or Bridgetown’s liquidation in order to mitigate the risk that Bridgetown might be deemed to be an investment company for purposes of the Investment Company Act. Any decision to hold all funds in the Trust Account in cash, combined with any permitted withdrawals of interest held in the Trust Account to pay Bridgetown’s taxes, would likely reduce the effective yield on the amounts in the Trust Account and the amount the Bridgetown Public Shareholders would receive upon any redemption or liquidation.

Because Bridgetown is incorporated under the laws of the Cayman Islands, shareholders may face difficulties in protecting their interests in connection with the Business Combination, and a shareholder’s ability to protect its rights through the U.S. federal courts may be limited.

Because Bridgetown is an exempted company incorporated under the laws of the Cayman Islands and certain of its directors and officers reside outside the United States, it may be difficult for investors to effect service of process within the United States upon Bridgetown’s directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Bridgetown’s corporate affairs are governed by the Bridgetown Articles, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Bridgetown’s directors to it under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Bridgetown’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Bridgetown Board or controlling shareholders in connection with the Business Combination than they would as public shareholders of a United States company. For similar risks with respect to PubCo, see “—Because PubCo is incorporated under the laws of the Cayman Islands and conducts substantially all of its operations outside of the United States, and all of PubCo’s directors and executive officers reside outside of the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.”

The Bridgetown Warrants are accounted for as liabilities and the changes in value of Bridgetown Warrants could have a material effect on Bridgetown’s financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies titled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Existing Warrant Agreement. As a result of the SEC Statement, Bridgetown reevaluated the accounting treatment of the Bridgetown Warrants and determined to classify these items as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on Bridgetown’s financial statements contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within the Bridgetown Warrants. Accounting Standards Codification 815, Derivatives and Hedging, provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, Bridgetown’s financial statements and results of operations may fluctuate quarterly, based on factors outside of its control. Due to the recurring fair value measurement, Bridgetown expects that it will recognize non-cash gains or losses on the Bridgetown Warrants each reporting period and that the amount of such gains or losses could be material.

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.

In addition, going public via a business combination with a special purpose acquisition company does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a special purpose acquisition company transaction, the value of the company is established by means of negotiations between the target company and the special purpose acquisition company. The process of establishing the value of a company in a special purpose acquisition company business combination may be less effective than the book building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a special purpose acquisition company transaction and no underwriters with the responsibility of stabilizing the share price, which may result in the share price being harder to sustain after the transaction.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Bridgetown Board will not have the ability to adjourn the Extraordinary General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The Bridgetown Board is seeking approval to adjourn the Extraordinary General Meeting to a later date or dates if, at the Extraordinary General Meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, the Bridgetown Board will not have the ability to adjourn the Extraordinary General Meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such an event, the Business Combination would not be completed.

Risks Related to PubCo and Its Securities

There is no assurance that PubCo Class A Ordinary Shares or PubCo Public Warrants will be approved for listing on Nasdaq or that PubCo will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to transact in these securities and could subject PubCo to trading restrictions.

PubCo intends to apply to have PubCo Class A Ordinary Shares and PubCo Public Warrants listed on Nasdaq after Closing. PubCo will be required to meet Nasdaq’s initial listing requirements to be listed and may not be able to meet those initial listing requirements. In addition, the consummation of the Business Combination is conditioned on approval of the listing of PubCo on Nasdaq and under Nasdaq rules, such approval is unlikely to be granted if the Business Combination closes more than 36 months after effectiveness of Bridgetown’s IPO registration statement or after October 15, 2023 (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)). Even if PubCo Class A Ordinary Shares and PubCo Public Warrants are so listed, it may be unable to maintain the listing of such securities in the future.

If PubCo fails to meet the initial listing requirements and Nasdaq does not list PubCo Class A Ordinary Shares or PubCo Public Warrants, and if the related closing condition is waived by the parties in order to consummate the Business Combination, PubCo could face significant material adverse consequences, including a limited availability of market quotations for these securities, a limited amount of news and analyst coverage, and a decreased ability to issue additional securities or obtain additional financing in the future.

The market price and trading volume of PubCo securities may be volatile and could decline significantly following Closing, which could subject PubCo to securities class action litigation.

The stock markets, including Nasdaq, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for PubCo’s securities following Closing, the market prices of PubCo’s securities may be volatile and could decline significantly. In addition, the trading volumes in PubCo’s securities may fluctuate and cause significant price variations to occur. If the market prices of PubCo’s securities decline significantly, you may be unable to resell your PubCo securities at or above the market price of such securities as of the date immediately following Closing. There can be no assurance that the market prices of PubCo’s securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	high level of redemptions prior to the Extraordinary General Meeting;

•	the realization of any of the risk factors presented in this proxy statement/prospectus;

•

actual or anticipated differences in PubCo’s estimates, or in the estimates of analysts, for PubCo’s revenue, results of operations, adjusted EBITDA, cash flows, level of indebtedness, liquidity or financial condition;

•	announcements by PubCo or its competitors of significant business developments;

•	acquisitions or expansion plans;

•	PubCo’s involvement in litigation;

•	sales of PubCo’s securities in the future;

•	market conditions in PubCo’s industry;

•	changes in key personnel;

•	the trading volume of PubCo’s securities;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines;

•

other events or factors, including, but not limited to, those resulting from infectious diseases, health epidemics and pandemics (including, but not limited to, the COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of PubCo’s securities, regardless of PubCo’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Such litigation could cause PubCo to incur substantial costs, and PubCo’s management’s attention and resources could be diverted as a result.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about PubCo, its share price and trading volume could decline significantly.

The trading market for PubCo Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about PubCo or its business. PubCo may be unable to sustain coverage by well-regarded securities and industry analysts. If no, or only a limited number of, securities or industry analysts maintain coverage of PubCo, or if these securities or industry analysts are not widely respected within the general investment community, the demand for PubCo Ordinary Shares could decrease, which might cause its share price and trading volume to decline significantly. In the event that one or more of the analysts who cover PubCo downgrade their assessment of PubCo or publish inaccurate or unfavorable research about PubCo, the market price and liquidity for PubCo Ordinary Shares could be negatively impacted.

A market for PubCo’s securities may not develop or be sustained, which would adversely affect the liquidity and price of PubCo’s securities and make it difficult for holders to sell the securities.

Currently, there is not a public trading market for PubCo’s securities. Immediately after the Closing, a substantial amount of PubCo Ordinary Shares will be subject to transfer restrictions, and an active trading market for PubCo’s securities may never develop or, if developed, may not be sustained. Additionally, if PubCo’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of PubCo’s securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Future resales of a large number of PubCo Ordinary Shares or PubCo Warrants may cause the market price of PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well.

Pursuant to the Registration Rights Agreement entered into in connection with the Business Combination and which is described elsewhere in this proxy statement/prospectus, Sponsor and certain shareholders of CGCL and their respective affiliates that entered into such agreement can each demand that PubCo register their registrable securities under certain circumstances and each of them will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes. Under the Registration Rights Agreement, PubCo is required to use its reasonable best efforts to file within 30 days following the Closing a registration statement to register the resale of (i) any outstanding PubCo Ordinary Shares or PubCo Warrants that are held by a party to the Registration Rights Agreement as of immediately following the Acquisition Closing, (ii) any PubCo Ordinary Shares that may be acquired by such person upon the exercise of a PubCo Warrant (or any other option or right to acquire PubCo Ordinary Shares) that is held by a Holder as of immediately following the Acquisition Closing, (iii) any PubCo Ordinary Shares that may be acquired by PMIL upon the exercise of the PubCo Call Option; (iv) any PubCo Class A Ordinary Shares that may be issued upon conversion of PubCo Class B Ordinary Shares or PubCo Preference Shares, and (v) any other equity security of PubCo issued or issuable with respect to any securities referenced in (i), (ii) or (iii) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

Upon effectiveness of the registration statement to be filed by PubCo pursuant to the Registration Rights Agreement or satisfaction of the requirements of Rule 144 under the Securities Act and upon the expiration or waiver of the applicable lock-up periods, certain existing shareholders of CGCL, Sponsor and certain other significant shareholders of PubCo may sell large amounts of PubCo Ordinary Shares and/or PubCo Warrants in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in PubCo’s share price or putting significant downward pressure on the price of PubCo’s securities. For more details, see the sections titled “Shares Eligible for Future Sale—Registration Rights” and “Shares Eligible for Future Sale—Rule 144.”

Certain existing shareholders of Bridgetown and CGCL will have substantial influence over PubCo, and their interests may not be aligned with the interests of PubCo’s other shareholders.

Upon the consummation of the Business Combination, it is expected that, under the No Redemption Scenario, (i) the Sponsor, an existing shareholder of Bridgetown, will hold 29.83% of the equity interest and 70.26% of the voting power in PubCo (not taking into account of any PubCo Class A Ordinary Shares underlying the PubCo Sponsor Warrants, which are exercisable 30 days after Closing), which would enable it to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this proxy statement/prospectus); (ii) Enterprise Innovation Holdings Limited, an existing shareholder of CGCL, and the FWD Parties, which are existing shareholders of Bridgetown, together will hold an aggregate of 15.98% of the equity interest and 3.90% of the voting power in PubCo (not taking into account any PubCo Class A Ordinary Shares underlying PubCo Class A Warrants, which may be exercisable commencing on the Acquisition Effective Time and ending on October 14, 2027, or PubCo Class C-2 Warrants, which may be exercisable commencing on the Acquisition Effective Time and ending on December 23, 2027); and (iii) PMIL, an existing shareholder of CGCL, will hold 10.59% of the equity interest and 2.58% of the voting power in PubCo (including PubCo Class A Ordinary Shares underlying the PubCo C-1 Warrants, assuming that these warrants will automatically be exercised and converted into PubCo Class A Ordinary Shares, at a ratio of 0.307212 PubCo Class A Ordinary Shares per warrant, as soon as practicable after the Acquisition Effective Time, but not taking into account any PubCo Class A Ordinary Shares issuable upon the exercise of the PubCo Call Option, which may be exercised during the period commencing on the Acquisition Effective Time and ending on December 23, 2025).

These shareholders may have interests different than yours, and they may want us to pursue strategies that deviate from the interests of other holders of PubCo Ordinary Shares. In addition, because these shareholders purchased their shares at prices below the current estimated value of PubCo Ordinary Shares and have held these shares for a longer period, they may be more interested in selling their PubCo Shares than other investors.

Upon our listing on Nasdaq, we expect to be a “controlled company” within the meaning of the Nasdaq rules and, as a result, would qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements.

Upon the consummation of the Business Combination, the Sponsor, the sole member of which is indirectly wholly owned by Mr. Li, is expected to hold 29.83% of the equity interest and 70.26% of the voting power in PubCo under the No Redemption Scenario (not taking into account of any PubCo Class A Ordinary Shares underlying the PubCo Sponsor Warrants, which are exercisable 30 days after Closing). As a result of the Sponsor’s majority ownership and voting power, which would give it the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this proxy statement/prospectus), PubCo is expected to qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, PubCo will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. PubCo currently does not intend to take advantage of these exemptions. However, we cannot guarantee that this may not change going forward. In the event that we elect to rely on the exemptions, our shareholders will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

PubCo’s issuance of additional share capital in connection with acquisitions, investments, financings, its equity incentive plans, the exercise of PubCo Warrants or otherwise will dilute all other shareholders.

As part of PubCo’s business strategy, it may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. PubCo also expects to issue additional share capital in the future in connection with financings, grant of equity awards under its equity incentive plans, the exercise of PubCo Warrants or the PubCo Call Option, and its contractual obligations to certain existing or new investors. For more details on the number of PubCo Warrants that are expected to be outstanding immediately after Closing and the terms of their exercisability, see the section titled “Description of PubCo Securities—Warrants” and for more details on the grant of equity awards following the Business Combination, see the section titled “Management of PubCo Following the Business Combination—Equity Incentive Plans.” In addition, between the date of the Business Combination Agreement through the earlier of the Acquisition Merger Closing or valid termination of the Business Combination Agreement, PubCo may enter into subscription agreements in order to obtain additional financing, provided that the purchase price per PubCo Class A Ordinary Share shall be no less than $10.00 (after taking into account any discounts or rebates provided by MoneyHero Group) and only PubCo Class A Ordinary Shares shall be issued in connection with such financing, as further described in the Business Combination Agreement.

As a result of additional share issuance(s), (i) PubCo’s existing shareholders’ proportionate ownership interest in PubCo may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding share of PubCo may be diminished; and (iv) the market price of PubCo’s securities may decline.

Upon Closing, Bridgetown shareholders will become PubCo’s shareholders, and Bridgetown warrant holders will become holders of PubCo Warrants. There will be material differences between your current rights as a Bridgetown shareholder and the rights that you will have as a holder of PubCo Ordinary Shares, some of which may adversely affect you, and the market price for PubCo’s securities may be affected by factors different from those that have historically affected Bridgetown securities.

Upon Closing, Bridgetown shareholders will become PubCo’s shareholders, and Bridgetown’s warrant holders will become holders of PubCo Warrants, which may be exercised to acquire PubCo Ordinary Shares. There will be material differences between the current rights of Bridgetown shareholders and the rights you will have as a holder of PubCo Ordinary Shares, some of which may adversely affect you. For a more detailed discussion of the differences in the rights of Bridgetown shareholders and PubCo’s shareholders, see the section titled “Comparison of Corporate Governance and Shareholder Rights.”

In addition, PubCo’s business will materially differ from that of Bridgetown. Bridgetown is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly, while PubCo is a holding company incorporated in the Cayman Islands and will engage in business operations in Greater Southeast Asia through MoneyHero Group and its subsidiaries after Closing. PubCo’s business and results of operations will be affected by regional, industry and operating risks to which Bridgetown was not exposed. Accordingly, the results of operations of PubCo will be affected by factors that are different from those currently affecting the results of operations of Bridgetown. For more details, see the section titled “—Risks Related to the MoneyHero Group’s Business and Industry.”

Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Immediately after the Closing, PubCo’s authorized and issued ordinary shares will be divided into PubCo Class A Ordinary Shares, PubCo Class B Ordinary Shares and PubCo Preference Shares. Each PubCo Class A Ordinary Share and PubCo Preference Share is entitled to one vote, while each PubCo Class B Ordinary Share is entitled to 10 votes, with all ordinary shares voting together as a single class on most matters. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time by the holder thereof, while PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Certain Bridgetown shareholders have irrevocably instructed PubCo pursuant to the Share Conversion Instruction Letters to convert the PubCo Class B Ordinary Shares to be received by such Bridgetown shareholders in connection with the Business Combination into PubCo Class A Ordinary Shares immediately following the Acquisition Merger, whereupon such Bridgetown shareholders shall hold no PubCo Class B Ordinary Shares immediately following such conversion. Only PubCo Class A Ordinary Shares are listed and traded on Nasdaq, and we intend to maintain the dual-class voting structure.

Sponsor, Bridgetown’s directors and certain advisors of Bridgetown to whom Sponsor transferred Bridgetown Shares, other than any such person who delivered a Share Conversion Instruction Letter, will own all of the issued PubCo Class B Ordinary Shares. These PubCo Class B Ordinary Shares are estimated to constitute approximately 34.41% of our total issued and outstanding share capital and, because they are entitled to 10 votes per share, 83.99% of the aggregate voting power of our total issued and outstanding share capital under the No Redemption Scenario. Pursuant to the Sponsor Support Agreement and the Non-Redemption Deeds, under certain circumstances, Sponsor may be required to forfeit PubCo Shares or sell PubCo Shares in order to generate cash proceeds and, as a result, the number of PubCo Shares Sponsor will own may be reduced following the Business Combination. If the actual redemptions are different from the assumption, the percentages will differ. As a result of the dual-class share structure and the concentration of control, holders of PubCo Class B Ordinary Shares will have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will also limit the ability of holders of PubCo Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of PubCo Class A Ordinary Shares may view as beneficial.

PubCo may redeem your unexpired PubCo Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your PubCo Warrants worthless.

After the Closing, PubCo will have the ability to redeem outstanding PubCo Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sales price of PubCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which PubCo gives proper notice of such redemption and there is an effective registration statement covering the issuance of PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Public Warrants. Redemption of the outstanding PubCo Public Warrants could force you (i) to exercise your PubCo Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) to sell your PubCo Public Warrants at the then-current market price when you might otherwise wish to hold your PubCo Public Warrants; or (iii) to accept the nominal redemption price, which, at the time the outstanding PubCo Public Warrants are called for redemption, is likely to be substantially less than the market value of your PubCo Public Warrants. PubCo Sponsor Warrants are not redeemable by us so long as they are held by the Sponsor or any of its Permitted Transferees (as defined in the Existing Warrant Agreement). PubCo Class A Warrants, PubCo Class C-1 Warrants and PubCo Class C-2 Warrants are not redeemable by us. For more details, see the section titled “Description of PubCo Securities—Warrants.”

The Assignment, Assumption and Amendment Agreement will provide that any action, proceeding or claim against PubCo arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that PubCo irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit warrantholders’ ability to obtain what they believe to be a favorable judicial forum for disputes related to the Assignment, Assumption and Amendment Agreement.

In connection with the Business Combination, PubCo will enter into the Assignment, Assumption and Amendment Agreement, which relates to PubCo Warrants. The Assignment, Assumption and Amendment Agreement will provide that any action, proceeding or claim against PubCo arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim. This provision will apply to claims under the Securities Act but, as discussed below, will not apply to claims under the Exchange Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Assignment, Assumption and Amendment Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the exclusive forum provision does not designate the courts of the State of New York as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in that instance.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of the exclusive forum provision in the Assignment, Assumption and Amendment

Agreement is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in PubCo Ordinary Shares.

The exclusive forum provision in the Assignment, Assumption and Amendment Agreement may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes related to the Assignment, Assumption and Amendment Agreement, which may discourage such lawsuits against PubCo and PubCo’s directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, PubCo may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect PubCo’s business, financial condition and results of operations and result in a diversion of the time and resources of PubCo’s management and board of directors.

It is not expected that PubCo will pay dividends in the foreseeable future after Closing.

It is expected that PubCo will retain most, if not all, of its available funds and any future earnings after Closing to fund the development and growth of its business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.

After the Closing, PubCo’s board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by PubCo from subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that the shares of PubCo will appreciate in value after Closing or that the trading price of the shares will not decline. Holders of PubCo Ordinary Shares should not rely on an investment in PubCo Ordinary Shares as a source for any future dividend income.

PubCo’s management team has limited skills and experience related to managing a public company.

PubCo’s management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from PubCo’s management and could divert their attention away from the day-to-day management of our business, which could adversely affect PubCo’s business, financial condition, results of operations and prospects.

PubCo is obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in PubCo and, as a result, the value of its securities.

PubCo will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of PubCo’s internal control over financial reporting as of the end of the fiscal year that coincides with the filing of PubCo’s second annual report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by its management in its internal control over financial reporting. In addition, PubCo’s independent registered public accounting firm will be required to attest to the effectiveness of its internal control over financial reporting in PubCo’s first annual report required to be filed with the SEC following the date it is no longer an “emerging growth company.”

PubCo’s current internal controls and any new controls that it develops may become inadequate because of changes in conditions in its business. In addition, changes in accounting principles or interpretations could also challenge PubCo’s internal controls and require that PubCo establishes new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that PubCo expects or do not operate as intended, it could materially and adversely affect PubCo’s financial reporting systems and processes, its ability to produce timely and accurate financial reports or the effectiveness of its internal control over financial reporting. Moreover, PubCo’s business may be harmed if it experiences problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

During the evaluation and testing process of PubCo’s internal controls, if PubCo identifies one or more material weaknesses in its internal control over financial reporting, it will be unable to certify that its internal control over financial reporting is effective. PubCo cannot assure you that there will not be material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit its ability to accurately report its financial condition or results of operations. If it is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines that PubCo has a material weakness or significant deficiency in its internal control over financial reporting, PubCo could lose investor confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and PubCo could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in PubCo’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict PubCo’s future access to the capital markets.

The growth and expansion of PubCo’s business places a continuous, significant strain on its operational and financial resources, and its internal controls and procedures may not be adequate to support its operations. As PubCo continues to grow, it may not be able to successfully implement requisite improvements to these systems, controls and processes. PubCo’s failure to improve its systems and processes, or failure to operate its systems and processes in the intended manner, may result in its inability to accurately forecast its revenue and expenses, or to prevent certain losses, undermine its ability to provide accurate, timely and reliable reports on its financial and operating results, and adversely impact the effectiveness of its internal control over financial reporting. In addition, PubCo’s systems and processes may not be able to prevent or detect all errors, omissions or fraud.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in PubCo and, as a result, the value of PubCo’s shares.

Prior to Closing, CGCL was a private company with limited accounting and financial reporting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2021 and 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, and (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements.

We are in the process of implementing a number of measures to address the material weaknesses identified, including, among other things, (i) hiring additional accounting and financial reporting personnel with IFRS and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under IFRS, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual in accordance with IFRS for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures. However, there is no guarantee that these measures will be effective in addressing the material weaknesses identified or that we may conclude in the future that these material weaknesses have been fully remediated. In addition, during the course of documenting and testing our internal control procedures, we may identify additional material weaknesses in our internal control over financial reporting. Such material weaknesses would likely cause investors to lose confidence in our reported financial information, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Furthermore, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently than we do. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, meet our reporting obligations, avoid material misstatements in our financial statements, or anticipate and identify accounting issues or other financial reporting risks that could materially impact our consolidated financial statements. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. For a more detailed description of the related risks, see “—PubCo is obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in PubCo and, as a result, the value of its securities.”

We currently, and will continue to, report financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

We currently, and will continue to, report financial results under IFRS. There are, and there may in the future be, certain significant material differences between IFRS and U.S. GAAP. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, PubCo does not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those of companies that prepare financial statements under U.S. GAAP.

PubCo will be an “emerging growth company,” and the reduced SEC reporting requirements applicable to emerging growth companies may make PubCo’s securities less attractive to investors, which could have a material and adverse effect on PubCo, including its growth prospects.

Upon Closing, PubCo will be an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Class A Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of PubCo’s prior second fiscal quarter, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and will not be required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, PubCo’s shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo’s securities less attractive because it relies on these exemptions. If some investors do find PubCo’s securities less attractive as a result, there may be a less active trading market and price of PubCo’s securities may be more volatile.

PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such PubCo will be exempt from certain provisions applicable to United States domestic public companies.

Because PubCo will qualify as a foreign private issuer under the Exchange Act immediately following Closing, PubCo is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Information relating to financial results and material events will also be furnished to the SEC on Form 6-K.

However, the information PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after Closing, if you continue to hold PubCo Ordinary Shares, you may receive less or different information about PubCo than you currently receive about Bridgetown or that you would receive about a U.S. domestic public company.

As a foreign private issuer, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards applicable to domestic U.S. companies. These practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq’s corporate governance standards.

Nasdaq market rules permit a foreign private issuer like PubCo to follow certain corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq’s corporate governance standards applicable to domestic U.S. companies. Among other things, PubCo is not required to have (i) a majority of the board of directors consisting of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. PubCo may decide to rely on the exemptions listed above, which may deprive you of the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.

PubCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, PubCo could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of PubCo’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of PubCo’s directors or officers are U.S. citizens or residents; (ii) more than 50% of PubCo’s assets are located in the United States; or (iii) PubCo’s business is administered principally in the United States. If PubCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, PubCo would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of PubCo’s management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

Because PubCo is incorporated under the laws of the Cayman Islands and conducts substantially all of its operations outside of the United States, and all of PubCo’s directors and executive officers reside outside of the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

PubCo is an exempted company limited by shares incorporated under the laws of the Cayman Islands. After the Closing, PubCo will conduct substantially all of its operations through its subsidiaries outside of the United States, substantially all of PubCo’s assets will be located outside of the United States, and all of PubCo’s officers and directors, and a substantial portion of their assets, will be located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against PubCo or against its officers and directors outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise, and it will be difficult to effect service of process within the United States upon PubCo’s officers or directors or enforce judgments obtained in United States courts against PubCo’s officers or directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions in which PubCo operates could render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s officers and directors. In addition, it is unclear if any applicable extradition treaties now in effect between the United States and the jurisdictions in which PubCo operates would permit effective enforcement of criminal penalties of U.S. federal securities laws.

In addition, PubCo’s corporate affairs will be governed by the Amended PubCo Articles, the Cayman Companies Act and the common law of the Cayman Islands, and the rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. PubCo’s directors will have discretion under the Amended PubCo Articles to determine whether or not, and under what conditions, PubCo’s corporate records may be inspected by its shareholders, but PubCo is not obliged to make them available to its shareholders (subject to limited circumstances in which an inspector may be appointed to report on the affairs of PubCo). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. See the section titled “Description of PubCo Securities—Differences in Company Law—Inspection of Books.”

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the Cayman Islands differ significantly from the requirements for companies incorporated in other jurisdictions such as the United States. To the extent PubCo chooses to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, PubCo’s shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

If PubCo Class A Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in PubCo Class A Ordinary Shares may be disrupted.

The facilities of DTC are widely used and allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. PubCo expects that PubCo Class A Ordinary Shares will be eligible for deposit and clearing within the DTC system. DTC is not obligated to accept PubCo Class A Ordinary Shares for deposit and clearing within its facilities in connection with PubCo’s listing and, even if DTC does initially accept PubCo Class A Ordinary Shares, it will generally have discretion to cease to act as a depository and clearing agency for PubCo Class A Ordinary Shares.

If DTC determines prior to Closing that PubCo Class A Ordinary Shares are not eligible for clearance within the DTC system, then PubCo would not expect to complete the transactions and the listing contemplated by this proxy statement/prospectus in its current form. However, if DTC determines at any time after Closing that PubCo Class A Ordinary Shares were not eligible for continued deposit and clearance within its facilities, we believe that PubCo Class A Ordinary Shares would not be eligible for continued listing on a U.S. securities exchange and trading in the shares would be disrupted. While PubCo would pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the market price of PubCo Class A Ordinary Shares.

Risks Related to Taxation

PubCo may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If PubCo (or its predecessor Bridgetown) or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of the PubCo Ordinary Shares that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Following the Initial Merger; provided that the Initial Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, PubCo will be treated as the successor to Bridgetown for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied based on the assets and activities of the combined business. Based on the anticipated assets and income of the combined company, PubCo is not expected to be a PFIC for its taxable year beginning January 1, 2024 or subsequent taxable years. However, based on such assets, and the anticipated timing of the Business Combination, the application of the PFIC rules to the taxable year of PubCo that includes the Business Combination is expected to result in PubCo being a PFIC for its current taxable year ending December 31, 2023 (the “Current Taxable Year”).

Additionally, even if PubCo is not a PFIC following the Business Combination, PubCo Class A Ordinary Shares will generally be treated as stock of a PFIC with respect to a U.S. Holder that held Bridgetown Class A Ordinary Shares in a prior taxable year in which Bridgetown was treated as a PFIC, provided the Initial Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. Because it is a blank check company with no active business, it is anticipated that Bridgetown was a PFIC for its taxable years ended December 31, 2020, December 31, 2021 and December 31, 2022.

Although PubCo’s PFIC status for any taxable year is an annual factual determination, absent certain elections, a determination that PubCo is a PFIC (or, in the circumstances described above, that Bridgetown was a PFIC) for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which such U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not PubCo continues to be a PFIC.

Please see the section entitled “Material Tax Considerations—Application of PFIC Rules to PubCo Ordinary Shares” for a more detailed discussion with respect to the PFIC rules and risks and tax consequences of

PFIC classification to U.S. Holders of PubCo Class A Ordinary Shares. U.S. Holders should consult their tax advisors regarding the possible application of the PFIC rules to holders of the PubCo Class A Ordinary Shares.

Risks Related to Redemption of Bridgetown Shares

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your public shares, potentially at a loss.

Bridgetown Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) Bridgetown’s completion of the Business Combination, and then only in connection with those shares of Bridgetown Shares that such shareholder properly elected to redeem, subject to the limitations described herein, and (ii) the redemption of Bridgetown’s public shares if Bridgetown is unable to complete a business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), subject to applicable law and as further described herein. In addition, if Bridgetown plans to redeem its public shares because Bridgetown is unable to complete a business combination by October 15, 2023, for any reason, compliance with Cayman Islands law may require that Bridgetown submit a plan of dissolution to Bridgetown’s then-existing shareholders for approval prior to the distribution of the proceeds held in Bridgetown’s Trust Account. In that case, Bridgetown shareholders may be forced to wait beyond October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require us to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)) before they receive funds from the Trust Account. In no other circumstances will Bridgetown shareholders have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.

Shareholders of Bridgetown who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption, which may make it difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Bridgetown Shares for a pro rata portion of the funds held in the Trust Account.

If you wish to redeem their shares for a pro rata portion of the Trust Account must submit a written request to Continental, in which you (i) request that Bridgetown redeem all or a portion of your Bridgetown Shares for cash and (ii) identify yourself as the beneficial holder of the Bridgetown Shares and provide your legal name, phone number and address; and deliver your share certificates (if any) and other redemption forms (as applicable) to Continental, physically or electronically through the DTC. Any Bridgetown shareholder who fails to properly demand redemption of such shareholder’s public shares by following the procedures that must be complied in order to validly redeem public shares will not be entitled to convert his or her public shares into a pro rata portion of the Trust Account. In addition, while Bridgetown will comply with the proxy rules when conducting redemptions in connection with the Business Combination. A shareholder may not become aware of the opportunity to redeem its shares if it fails to receive Bridgetown’s proxy materials.

Bridgetown does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Bridgetown to complete a business combination with which a substantial majority of its shareholders do not agree.

The Bridgetown Articles do not provide a specified maximum redemption threshold, except that in no event will Bridgetown redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001, such that Bridgetown is not subject to the SEC’s “penny stock” rules. This minimum net tangible asset amount is also required as an obligation to each party’s obligation to consummate the Business

Combination under the Business Combination Agreement. If the Business Combination is not consummated, Bridgetown will not redeem any shares, all Bridgetown Shares submitted for redemption will be returned to the holders thereof, and Bridgetown will not likely have sufficient time to complete an alternate business combination before October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)). In addition to the foregoing, the Business Combination is subject to a condition that cash proceeds available to PubCo from the Trust Account would be no less than $50 million (after giving effect to redemptions by existing Bridgetown shareholders). However, such condition is waivable at the sole discretion of CGCL.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Bridgetown Shares issued in Bridgetown’s IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Bridgetown Shares issued in Bridgetown’s IPO.

A shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Bridgetown Shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Bridgetown will require each shareholder seeking to exercise redemption rights to certify to Bridgetown whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to share ownership available to Bridgetown at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Bridgetown makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Bridgetown’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Bridgetown if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Bridgetown consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the shares sold in Bridgetown’s IPO and, in order to dispose of such excess shares, would be required to sell your Bridgetown Shares in open market transactions, potentially at a loss. There is no assurance that the value of such excess shares will appreciate over time following the Business Combination or that the market price of PubCo Class A Ordinary Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Bridgetown’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, Bridgetown shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

There is no assurance as to the price at which a Bridgetown shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the Extraordinary General Meeting or the consummation of the Business Combination may cause an increase in the share price, and may result in a lower value realized now than a shareholder of Bridgetown might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of PubCo Shares, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

EXTRAORDINARY GENERAL MEETING OF BRIDGETOWN SHAREHOLDERS

General

Bridgetown is furnishing this proxy statement/prospectus to Bridgetown shareholders as part of the solicitation of proxies by Bridgetown for use at the Extraordinary General Meeting of Bridgetown shareholders to be held on                , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Bridgetown shareholders on or about                , 2023 in connection with the vote on the Proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides Bridgetown shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting of shareholders will be held at    AM                time, on                , 2023 at                and virtually via live webcast at https://www.cstproxy.com/bridgetownholdings/2023. Should Bridgetown shareholders attend the Extraordinary General Meeting virtually, each may vote and submit questions during the Extraordinary General Meeting by visiting                and entering their control number. We are pleased to utilize virtual shareholder meeting technology to provide ready access and cost savings for Bridgetown shareholders and Bridgetown. The virtual meeting format allows attendance from any location in the world.

Purpose of Bridgetown Extraordinary General Meeting

At the Extraordinary General Meeting, Bridgetown is asking holders of Bridgetown Shares to:

•	consider and vote upon the Business Combination Proposal;

•	consider and vote upon the Initial Merger Proposal; and

•	if presented, consider and vote upon the Adjournment Proposal.

The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination Transactions. If the Business Combination Proposal is not approved, the Initial Merger Proposal shall not be presented to the Bridgetown shareholders for a vote.

Recommendation of the Bridgetown Board FOR the Business Combination Proposal, the Initial Merger Proposal and the Adjournment Proposal

The Bridgetown Special Committee determined that the Proposals are fair to, and in the best interests of, Bridgetown and fair to, and in the best interests of, the unaffiliated shareholders of Bridgetown and resolved to recommend that the Bridgetown Board authorize and approve the Proposals. The Bridgetown Special Committee also resolved to recommend that the Bridgetown Board propose that the Extraordinary General Meeting be convened for the purpose of the shareholders authorizing and approving the Proposals and to recommend that the Bridgetown shareholders authorize and approve the Proposals. After careful consideration, and upon the recommendation of the Bridgetown Special Committee, the Bridgetown Board approved each of the Proposals and recommended that Bridgetown’s shareholders vote “FOR” the Business Combination Proposal, “FOR” the Initial Merger Proposal and “FOR” the Adjournment Proposal, if presented. Samuel Altman did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board due to his travel schedule. Daniel Wong did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board because he recused himself from discussions of the Bridgetown Board about the Business Combination and voting of the Bridgetown Board on matters related to the Business Combination due to his Senior Vice President role at Pacific Century, which indirectly holds a substantial equity interest in CGCL, and is a former director of CGCL.

The existence of financial and personal interests of one or more of members of the Bridgetown Special Committee results in conflicts of interest on the part of them between what they may believe is in the best interests of Bridgetown and its shareholders and what they may believe is best for themselves. Similarly, the interests of members of the Bridgetown Special Committee may also result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves. See the section titled “Risk Factors—Risks Related to Bridgetown and the Business Combination—Members of the Bridgetown Special Committee have interests that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders and warrantholders” for a further discussion of these considerations.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

Bridgetown has fixed the close of business on                , 2023, as the “record date” for determining Bridgetown shareholders as of the record date are entitled to notice of and to attend and vote at the Extraordinary General Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were                  Bridgetown Class A Ordinary Shares and                 Bridgetown Class B Ordinary Shares issued and outstanding and entitled to vote. All of the Bridgetown Class B Ordinary Shares are held by the Sponsor, Bridgetown’s directors and certain other advisors and/or affiliates of Bridgetown to which Sponsor has transferred such Bridgetown Class B Ordinary Shares. Each Bridgetown Share is entitled to one vote per share at the Extraordinary General Meeting. The Bridgetown Warrants do not have voting rights.

Quorum

The presence, by means of remote communication or by proxy, of the holders of a majority of all the issued and outstanding Bridgetown Shares entitled to vote at the Extraordinary General Meeting constitutes a quorum at the Extraordinary General Meeting. As of the record date for the Extraordinary General Meeting,                  Bridgetown Shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Bridgetown but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the Proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Votes Required

The approval of the Business Combination Proposal will require an ordinary resolution under the Bridgetown Articles, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. The approval of the Initial Merger Proposal will require a special resolution under the Cayman Companies Act, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. The approval of the Adjournment Proposal if presented will require an ordinary resolution under the Bridgetown Articles, being the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Voting Your Shares

Each Bridgetown Share that you own in your name entitles you to one vote. Your proxy card shows the number of Bridgetown Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your Bridgetown Shares at the Extraordinary General Meeting:

•

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Bridgetown Special Committee and the Bridgetown Board “FOR” the Business Combination Proposal, “FOR” the Initial Merger Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the Extraordinary General Meeting. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted; or

•	You can attend the Extraordinary General Meeting in person or virtually and vote electronically.

Beneficial shareholders who wish to attend the Extraordinary General Meeting must obtain a legal proxy by contacting their account representative at the bank, broker or other nominee that holds their shares and e-mailing a copy (a legible photograph is sufficient) of their legal proxy to                 . Beneficial shareholders who email a valid legal proxy shall be issued a meeting control number that shall allow them to register to attend and participate in the Extraordinary General Meeting. After contacting our transfer agent, a beneficial holder shall receive an email prior to the meeting with a link and instructions for entering the Extraordinary General Meeting. Beneficial shareholders should contact our transfer agent at least five business days prior to the meeting date.

Revoking Your Proxy

If you are a shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date; or

•

you may notify                 , in writing, before the Extraordinary General Meeting that you have revoked your proxy (if you do so, you may attend the Extraordinary General Meeting virtually and vote via electronic communication, as indicated above).

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Bridgetown Shares, you may call Morrow, Bridgetown’s proxy solicitor, at +1 (800) 662-5200 or +1 (203) 658-9400, or by email at BTWN.info@investor.morrowsodali.com.

Redemption Rights

Holders of Bridgetown Shares may seek to have their shares redeemed for cash, regardless of whether they vote or, if they do vote, irrespective of whether they vote for or against the Business Combination Proposal or the Initial Merger Proposal. Any shareholder holding Bridgetown Shares as of the record date may demand that Bridgetown redeem such shares for a per share price, payable in cash, equal to the pro rata portion of the amount on deposit in the Trust Account (which was $                per share as of                , 2023, the record date), calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Bridgetown. If a holder properly seeks redemption as described in this section and the Business Combination is consummated,

Bridgetown shall redeem these shares and the holder shall no longer own these shares. A holder of Bridgetown Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), may not seek to have more than 15% of the aggregate Bridgetown Shares redeemed without the consent of Bridgetown.

The Sponsor and Bridgetown’s directors shall not have redemption rights with respect to any Bridgetown Shares owned by them, directly or indirectly.

Bridgetown shareholders who seek to have their Bridgetown Shares redeemed are required to (A) submit a redemption request in writing to Continental, Bridgetown’s transfer agent, in which (i) they request that Bridgetown redeems all or a portion of their Bridgetown Shares for cash and (ii) identify themselves as the beneficial holders of the shares and provide their legal name, phone number and address, and (B) deliver their shares, either physically or electronically using DTC’s DWAC System, to Bridgetown’s transfer agent no later than 5:00 pm Eastern time on                , 2023 (two business days prior to the Extraordinary General Meeting). If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures shall not be converted into cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent shall typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the converting shareholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to shareholders for the return of their shares.

Any request to have Bridgetown Shares redeemed, once made by a holder of Bridgetown Shares, may be withdrawn at any time up to the vote on the Business Combination Proposal and the Initial Merger Proposal, but only with the consent of Bridgetown. If a holder of Bridgetown Shares delivers shares for redemption and later decides prior to the Extraordinary General Meeting not to elect redemption, such holder may request that Bridgetown consent to the return of such shares to such holder. Such a request must be made by contacting Continental, Bridgetown’s transfer agent, at the phone number or address set out elsewhere in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then Bridgetown shareholders who elected to exercise their redemption rights shall not be entitled to have their shares redeemed for a full pro rata portion of the Trust Account. Bridgetown shall thereafter promptly return any shares delivered by Bridgetown shareholders. In such case, Bridgetown shareholders may only share in the assets of the Trust Account upon the liquidation of Bridgetown. This may result in Bridgetown shareholders receiving less than they would have received if the Business Combination was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors.

The closing price of Bridgetown Class A Ordinary Shares on the record date was $                . The cash held in the Trust Account on such date was approximately $                million (approximately $                per Bridgetown Class A Ordinary Share). Prior to exercising redemption rights, Bridgetown shareholders should verify the market price of Bridgetown Class A Ordinary Shares as they may receive higher proceeds from the sale of their Bridgetown Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Bridgetown cannot assure its shareholders that they shall be able to sell their Bridgetown Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal or Dissenters’ Rights

Bridgetown shareholders may have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the Cayman Islands. Holders of record of Bridgetown Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for their Bridgetown Shares must give written objection to the Initial Merger to Bridgetown prior to the shareholder vote to approve the Initial Merger and follow the procedures set out in Section 238 of the Cayman Companies Act. Any such shareholders should note that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act, which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent, provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. A Bridgetown shareholder that elects to exercise appraisal rights must do so in respect of all of the Bridgetown Shares that person holds and will lose their right to exercise their redemption rights. Bridgetown shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act. Bridgetown warrant holders do not have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the Cayman Islands.

Proxy Solicitation Costs

Bridgetown is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Bridgetown and its directors, officers and employees may also solicit proxies in person by telephone or by other electronic means. Bridgetown shall bear the cost of the solicitation. Bridgetown’s directors and officers will not be paid any additional amounts for soliciting proxies.

Bridgetown has hired Morrow Sodali LLC to assist in the proxy solicitation process. Bridgetown shall pay Morrow a fixed fee of $15,000, plus disbursements, and shall pay $6.50 for each holder’s proxy solicited by Morrow, and shall reimburse Morrow for its reasonable and documented costs and expenses and shall indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Such fee shall be paid with non-Trust Account funds. Bridgetown shall pay the cost of soliciting proxies for the Extraordinary General Meeting.

Bridgetown shall ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions, and shall reimburse such parties for their expenses in forwarding soliciting materials to beneficial owners of Bridgetown Shares and in obtaining voting instructions from those owners.

THE BUSINESS COMBINATION PROPOSAL

General

Holders of Bridgetown Shares are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Bridgetown shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “—The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Bridgetown may consummate the Business Combination only if the Business Combination Proposal is approved by the affirmative vote of the holders of a majority of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting, and the Initial Merger Proposal is approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding Bridgetown Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

The Business Combination Agreement

On May 25, 2023, Bridgetown, PubCo, Bridgetown Merger Sub, CGCL Merger Sub and CGCL entered into the Business Combination Agreement. The following subsections describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto. Bridgetown shareholders and other interested parties are urged to read the Business Combination Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules referred to therein, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about PubCo, Bridgetown, CGCL, Bridgetown Merger Sub, CGCL Merger Sub or any other matter.

Capitalized terms in this section not otherwise defined in this proxy statement/prospectus shall have the meanings ascribed to them in the Business Combination Agreement.

General Description of the Business Combination Transactions

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement have agreed that, in connection with the Closing, the parties shall undertake a series of transactions pursuant to which (i) Bridgetown shall merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo and (ii) following the Initial Merger, CGCL Merger Sub shall merge with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo. The merger described in (i) is referred to as the “Initial Merger” and the merger described in (ii) is referred to as the “Acquisition Merger.” The Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.”

The Initial Merger

The Initial Merger shall become effective on the date which is five business days after the first date on which all conditions set forth in the Business Combination Agreement that are required to be satisfied or waived (other than the conditions that by their terms are to be satisfied at the Initial Merger Closing, but subject to the satisfaction or waiver of such conditions) on or prior to the closing of the Initial Merger (the “Initial Merger Closing”) or at such other time as may be agreed by CGCL and Bridgetown in writing. As a result of the Initial Merger, at the Initial Merger Effective Time, (i) all the property, rights, privileges, powers and franchises, liabilities and duties of Bridgetown and Bridgetown Merger Sub shall vest in and become the property, rights, privileges, powers and franchises, liabilities and duties of Bridgetown Merger Sub as the surviving company and the separate corporate existence of Bridgetown shall cease to exist, (ii) each issued and outstanding security of Bridgetown Merger Sub immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for or converted into securities of PubCo as set out below, and (iii) Bridgetown Merger Sub’s memorandum and articles of association in effect immediately prior to the Initial Merger Effective Time in the form attached as Exhibit D to the Business Combination Agreement shall continue to be the memorandum and articles of association of Bridgetown Merger Sub. Separately, but also with effect from the Initial Merger Effective Time, PubCo’s memorandum and articles of association shall be amended and restated to read in their entirety in the form attached as Exhibit 3.1 to this proxy statement/prospectus.

Subject to the terms and conditions of the Business Combination Agreement, at the Initial Merger Effective Time:

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each Unit issued and outstanding immediately prior to the Initial Merger Effective Time) shall be automatically separated and the holder thereof shall be deemed to hold one Bridgetown Class A Ordinary Share and one-third of a Bridgetown Warrant; provided that no fractional Bridgetown Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional Bridgetown Warrant upon such separation, the number of Bridgetown Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Bridgetown Warrants;

•

immediately following the separation of each Unit, each (a) Bridgetown Class A Ordinary Share, par value $0.0001 per share (excluding Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that validly exercise their redemption rights, Bridgetown Class A Ordinary Shares that are held by Bridgetown shareholders that exercise and perfect their relevant dissenters’ rights and Bridgetown treasury shares), issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one PubCo Class A Ordinary Share, (b) Bridgetown Class B Ordinary Share, par value $0.0001 per share (excluding Bridgetown Class B Ordinary Shares that are held by Bridgetown shareholders that validly exercise their redemption rights, Bridgetown Class B Ordinary Shares that are held by Bridgetown shareholders that exercise and perfect their relevant dissenters’ rights and Bridgetown treasury shares), issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled in exchange for the right to receive one PubCo Class B Ordinary Share and (c) the outstanding portion of any Working Capital Loans equal to or less than $5,000,000 (subject to such increases as may be agreed between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo

Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding; and

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each Bridgetown Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Bridgetown Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share, subject to substantially the same terms and conditions as in effect prior to the effective time of the Initial Merger.

The Acquisition Merger

Following the Initial Merger and the satisfaction of the conditions with respect to the Acquisition Merger, as a result of the Acquisition Merger, at the Acquisition Effective Time (i) all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of CGCL Merger Sub and CGCL shall vest in and become the assets and liabilities of CGCL as the surviving company, and CGCL shall thereafter exist as a wholly-owned subsidiary of PubCo and the separate corporate existence of CGCL Merger Sub shall cease to exist, (ii) each issued and outstanding security of CGCL immediately prior to the Acquisition Effective Time shall be cancelled in exchange for or converted into securities of PubCo or other rights or property as set out below, (iii) each share of CGCL Merger Sub issued and outstanding immediately prior to the Acquisition Effective Time will automatically be converted into one ordinary share of the surviving company, (iv) the board of directors and officers of CGCL Merger Sub shall cease to hold office, and the board of directors and officers of CGCL shall be as determined by CGCL and (v) the memorandum and articles of association of CGCL shall be amended and restated to read in their entirety in the form attached as Exhibit E to the Business Combination Agreement.

Subject to the terms and conditions of the Business Combination Agreement, at the Acquisition Effective Time:

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each CGCL Share issued and outstanding immediately prior to the Acquisition Effective Time shall be cancelled in exchange for the right to receive such number of newly issued PubCo Ordinary Shares that is equal to the Exchange Ratio;

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each CGCL Option outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, shall be automatically assumed by PubCo and converted into an option to purchase PubCo Ordinary Shares. Each assumed CGCL Option shall be subject to substantially the same terms and conditions as were applicable to such CGCL Option immediately prior to the Acquisition Effective Time, except that (A) each assumed CGCL Option shall be exercisable for that number of PubCo Ordinary Shares equal to the product (rounded down to the nearest whole number) of (i) the number of CGCL Ordinary Shares subject to such CGCL Option immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio, and (B) the per share exercise price for each PubCo Ordinary Share issuable upon exercise of the assumed CGCL Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (y) the exercise price per CGCL Share immediately prior to the Acquisition Effective Time by (z) the Exchange Ratio, subject to certain conditions;

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the unexercised portion of the Existing Call Option immediately prior to the Acquisition Effective Time shall, automatically and without any required action on the part of PMIL, be assumed by PubCo and converted into the PubCo Call Option under the PubCo Call Option Agreement; and

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each CGCL Class A Warrant and CGCL Class C Warrant outstanding immediately prior to the Acquisition Effective Time will be assumed by PubCo and converted into a PubCo Warrant to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the CGCL Class A Warrant Supplemental Deed and PubCo Class A Warrant Instrument and the

CGCL Class C Warrant Supplemental Deed, PubCo Class C-1 Warrant Instrument and PubCo Class C-2 Warrant Instrument, respectively.

The PubCo Class B Ordinary Shares will have the same economic terms as the PubCo Class A Ordinary Shares, but the PubCo Class B Ordinary Shares will be entitled to 10 votes per share compared with one vote per PubCo Class A Ordinary Share. Each PubCo Class B Ordinary Share will convert to one PubCo Class A Ordinary Share upon a transfer of shares to an unaffiliated third party, subject to certain permitted transfers. Certain Bridgetown shareholders have irrevocably instructed PubCo pursuant to the Share Conversion Instruction Letters to convert the PubCo Class B Ordinary Shares to be received by such Bridgetown shareholders in connection with the Business Combination into PubCo Class A Ordinary Shares immediately following the Acquisition Merger, whereupon such Bridgetown shareholders shall hold no PubCo Class B Ordinary Shares immediately following such conversion. Each PubCo Preference Ordinary Share is convertible into a number of PubCo Class A Ordinary Shares at any time at the option of the holder thereof at a ratio described under “Description of PubCo Securities.” Each PubCo Preference Share is entitled to a number of votes equal to the number of PubCo Class A Ordinary Shares (rounded down to the nearest whole number) into which such PubCo Preference Share is convertible as of the record date for such vote or, if there is no specified record date, as of the date of such vote.

Representations and Warranties

The Business Combination Agreement contains customary representations, warranties and covenants of CGCL, Bridgetown, PubCo, Bridgetown Merger Sub, CGCL Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. In the Business Combination Agreement, CGCL also made certain other customary representations and warranties to Bridgetown, including, among others, representations and warranties related to the following: tax matters; financial statements; absence of changes; liabilities; legal compliance; privacy and cybersecurity; properties; intellectual property rights; labor and employee matters.

The representations and warranties are, in certain cases, subject to specified exceptions and materiality, Company Material Adverse Effect and Acquiror Material Adverse Effect (see the section titled “—Material Adverse Effect” below), knowledge and other qualifications contained in the Business Combination Agreement and may be further modified and limited by the disclosure letters to the Business Combination Agreement.

Material Adverse Effect

With respect to CGCL, “Company Material Adverse Effect” as used in the Business Combination Agreement means any event, state of facts, development, circumstance, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the MoneyHero Group, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of CGCL to consummate the Business Combination Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”:

(a)	any change in applicable laws or IFRS or any interpretation thereof following the date of the Business Combination Agreement;

(b)	any change in interest rates or economic, political, business or financial market conditions generally;

(c)	the taking of any action required to be taken under the Business Combination Agreement;

(d)

any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), cyberattacks, epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement), acts of nature or change in climate;

(e)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(f)

any failure in and of itself of CGCL to meet any projections or forecasts (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any event underlying such failure has resulted in or contributed to a Company Material Adverse Effect except where such event is otherwise excluded under any of clauses (a) through (e) or clauses (g) through (h) of this definition);

(g)	any events generally applicable to the industries or markets in which the MoneyHero Group operates;

(h)	any action taken by, or at the request of, Bridgetown;

(i)

the announcement of the Business Combination Agreement and consummation of the transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on CGCL’s and its subsidiaries’ relationships, contractual or otherwise, with third parties (other than such impact on licenses with governmental authorities, which impact shall not be excluded); or

(j)	any matter set forth on CGCL’s disclosure letter which is stated therein as constituting a Company Material Adverse Effect (disregarding this clause (j));

provided, further, that in the case of each of clauses (a), (b), (d), (e) and (g), any such event to the extent such event disproportionately and adversely affects the business, assets, liabilities, results of operations or condition of the MoneyHero Group, taken as a whole, relative to other similarly situated participants in the industries in which such persons operate shall not be excluded from and shall be taken into account in the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, but only to the extent of the incremental disproportionate effect on the MoneyHero Group, taken as a whole, relative to such similarly situated participants.

With respect to Bridgetown, “Acquiror Material Adverse Effect” as used in the Business Combination Agreement means any event, state of facts, development, circumstance, occurrence or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets and liabilities, results of operations or financial condition of Bridgetown, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of Bridgetown to consummate the Business Combination Transactions; provided that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an event under clause (i) of the definition of an “Acquiror Material Adverse Effect”:

(a)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement;

(b)	any change in interest rates or economic, political, business or financial market conditions generally;

(c)	the taking of any action required to be taken under the Business Combination Agreement;

(d)

any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), cyberattacks, epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement), acts of nature or change in climate;

(e)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(f)	any matter set forth in Bridgetown’s disclosure letter which is stated therein as constituting an Acquiror Material Adverse Effect (disregarding this clause (f));

(g)	any action taken by, or at the request of, CGCL;

(h)

the announcement of the Business Combination Agreement and consummation of the transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on Bridgetown’s relationships, contractual or otherwise, with third parties (other than such impact on licenses with governmental authorities, which impact shall not be excluded); or

(i)

any change in the trading price or volume of the Units, Bridgetown Ordinary Shares or Bridgetown Warrants (provided that the underlying causes of such changes referred to in this clause (i) may be considered in determining whether there is an Acquiror Material Adverse Effect except to the extent such cause is otherwise excluded under any of clauses (a) through (h) of this definition);

provided, further, that in the case of each of clauses (a), (b), (d) and (e), any such event to the extent such event disproportionately and adversely affects Bridgetown relative to other similarly situated special purpose acquisition companies shall not be excluded from and shall be taken into account in the determination of whether there has been, or would reasonably be expected to be, an Acquiror Material Adverse Effect, but only to the extent of the incremental disproportionate effect on Bridgetown relative to such similarly situated special purpose acquisition companies. Notwithstanding the foregoing, with respect to Bridgetown, the number of Bridgetown shareholders who exercise their Bridgetown shareholder redemption right, the number of dissenting Bridgetown Shares or the failure to obtain Bridgetown shareholders’ approval shall be deemed not to be an Acquiror Material Adverse Effect.

Covenants of the Parties

Covenants of CGCL, PubCo, Bridgetown Merger Sub and CGCL Merger Sub

CGCL, PubCo, Bridgetown Merger Sub and CGCL Merger Sub made certain covenants under the Business Combination Agreement (subject to the terms and conditions set forth therein), including, among others, the following:

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from the date of the Business Combination Agreement through the earlier of the Acquisition Merger Closing or valid termination of the Business Combination Agreement (the “Interim Period”), PubCo, Bridgetown Merger Sub and CGCL Merger Sub and CGCL shall not (and CGCL shall cause its subsidiaries not to), and none of them shall permit any of their respective representatives to, (a) solicit, initiate, facilitate or encourage any inquiries, proposals, indications of interest or offers that constitute, or that would reasonably be expected to constitute or lead to, an alternative proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations with any third-party regarding an alternative proposal, or furnish to any third-party non-public information or provide to any third-party access to the businesses, properties, assets or personnel of CGCL or any of its subsidiaries, in each case for the purpose of encouraging or facilitating an alternative proposal, (c) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement with respect to an alternative proposal, or (d) grant any waiver, amendment or release under any confidentiality agreement or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make, an alternative proposal. From and after the date of the Business Combination Agreement, CGCL shall, and shall direct its subsidiaries and controlled affiliates and its and their respective officers, directors and representatives to, immediately cease and terminate all discussions and negotiations with any persons (other than Bridgetown, Sponsor and their respective representatives) with respect to an alternative proposal;

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(a) in the event that any litigation related to this Business Combination Agreement, any other transaction document or the transactions contemplated hereby or thereby is brought, or, to the knowledge of CGCL, PubCo, Bridgetown Merger Sub and CGCL Merger Sub, threatened in writing, against CGCL or any of its subsidiaries, PubCo, Bridgetown Merger Sub and CGCL Merger Sub or the board of directors of CGCL or any of its subsidiaries, PubCo, Bridgetown Merger Sub and CGCL

Merger Sub by any shareholders of CGCL prior to the Acquisition Merger Closing, CGCL, PubCo, Bridgetown Merger Sub and CGCL Merger Sub, as applicable, shall promptly after becoming aware of such litigation notify Bridgetown of such litigation and keep Bridgetown reasonably informed with respect to the status thereof; and (b) CGCL, PubCo, Bridgetown Merger Sub and CGCL Merger Sub shall provide Bridgetown the opportunity to participate in (at Bridgetown’s own cost and expense and subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall consider in good faith Bridgetown’s suggestions with respect to such litigation and shall not settle any such litigation without prior written consent of Acquiror, such consent not to be unreasonably withheld, conditioned, delayed or denied; and

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during the Interim Period, subject to certain exceptions, CGCL shall (i) use reasonable best efforts to operate its business in the ordinary course consistent with past practice; and (ii) comply with its governing documents, except solely in the case of any subsidiary of CGCL, where non-compliance by such subsidiary would not be material to the Business Combination Transactions or to the business of the MoneyHero Group taken as a whole (iii) PubCo, Bridgetown Merger Sub, CGCL Merger Sub and CGCL shall not, and CGCL shall cause its subsidiaries not to, except as otherwise contemplated by the Business Combination Agreement or the other transaction documents or required by law, to:

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(i) change or amend its governing documents or the governing documents of any of CGCL’s subsidiaries, subject to certain exceptions; or (ii) form or cause to be formed any new subsidiary of PubCo, Bridgetown Merger Sub or CGCL Merger Sub;

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make or declare any dividend or distribution to its shareholders or make any other distributions in respect of any of its equity securities (other than dividends by a wholly-owned subsidiary of CGCL to CGCL or another wholly-owned subsidiary of CGCL);

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(i) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of its or any of its subsidiaries’ equity securities, subject to certain exceptions; or (ii) amend any term or alter any rights of any of its outstanding equity securities;

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purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding share capital or outstanding equity securities or equity securities of its subsidiaries, subject to certain exceptions;

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enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any contract of a type required to be listed on CGCL’s disclosure letter, or any real property lease, in each case, other than in the ordinary course of business consistent with past practice or as required by law;

•	sell, assign, transfer, convey, lease, exclusively license or otherwise dispose of any of its material tangible assets or properties, subject to certain exceptions;

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(i) increase or grant any equity or equity based awards, subject to certain exceptions, or other severance, retention, change in control or termination or similar pay, (ii) hire or terminate (other than for cause or due to death or disability) any employee or consultant of CGCL or any subsidiary of CGCL, subject to certain exceptions, (iii) terminate, adopt, enter into or materially amend any company benefit plan, subject to certain exceptions, (iv) materially increase the cash compensation or bonus opportunity of any employee, officer, director or individual independent contractor, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by CGCL or any of CGCL’s subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable or provided by CGCL or any of CGCL’s subsidiaries, subject to certain exceptions;

•	(i) acquire (whether by merger, consolidation, amalgamation, scheme or similar transaction, purchase of securities of or otherwise) any corporation, partnership, association, joint venture or other business organization or division thereof; or (ii) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of $200,000 individually or $500,000 in the aggregate, other than the ordinary course funding and cash management by CGCL or its subsidiaries of CGCL’s subsidiaries;

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in the case of PubCo, Bridgetown Merger Sub and CGCL Merger Sub only, acquire (whether by merger, consolidation, amalgamation, scheme or similar transaction, purchase of securities of, making any investment in or otherwise) any corporation, partnership, association, joint venture or other business organization or division thereof; or (ii) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, contributions to capital, or loans or advances;

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issue or sell any debt securities or options, warrants or other rights to acquire any debt securities of PubCo, Bridgetown Merger Sub, CGCL Merger Sub or CGCL or any subsidiary of CGCL or otherwise incur, assume or guarantee or otherwise become liable for any indebtedness, other than (i) in the case of the MoneyHero Group only, in a principal amount not exceeding $100,000 in aggregate or (ii) borrowings under credit agreements disclosed in CGCL’s disclosure letter, in the form and within the limits that exist on the date of the Business Combination Agreement;

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except as disclosed in CGCL’s disclosure letter, (i) make or change any material election in respect of taxes, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any tax authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement or other binding written agreement in respect of material taxes or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, (vi) surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any tax attribute that would give rise to any claim or assessment of taxes;

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subject to certain exceptions, take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent, impair or impede the intended tax treatment;

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discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceeds $150,000, except as such obligations become due or in the ordinary course of business consistent with past practice;

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other than pursuant to any permitted equity subscription agreement, issue, sell, grant, pledge, transfer or otherwise dispose of (i) any of its equity securities, (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations to issue, deliver or sell any equity securities of CGCL, any subsidiary of CGCL, PubCo, Bridgetown Merger Sub or CGCL Merger Sub, or (iii) amend, waive or modify any terms or rights of or attaching to any equity securities of any of them, in each case of the foregoing (i), (ii) and (iii), other than (w) awards granted under CGCL incentive plan in the ordinary course of business consistent with past practice provided that the number of awards granted shall not exceed 15,803,645, (x) CGCL Shares upon the exercise of CGCL Options, (y) CGCL Ordinary Shares upon conversion of the applicable CGCL Shares outstanding as of the date of the Business Combination Agreement in accordance with the charter of CGCL as of the date of the Business Combination Agreement and (z) issuance of equity securities by a subsidiary of CGCL (1) to CGCL or a wholly-owned subsidiary of CGCL or (2) on a pro rata basis to all shareholders of such subsidiary;

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adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or winding up of PubCo, Bridgetown Merger Sub, CGCL Merger Sub or CGCL or any of CGCL’s subsidiaries, other than liquidation or dissolution of any dormant subsidiary of CGCL;

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waive, release, settle, compromise or otherwise resolve any legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $100,000 in the aggregate;

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assign or grant to, or agree to assign or grant to, any person rights to any intellectual property or software that is material to the MoneyHero Group taken as a whole, or dispose of, abandon or permit to lapse any rights to any intellectual property that is material to the business of the MoneyHero Group, taken as a whole, with certain exceptions;

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disclose or agree to disclose to any person (other than Bridgetown or any of its representatives) any trade secret of CGCL or any of its subsidiaries that is material to the business of the MoneyHero Group, taken as a whole, other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

•	make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on CGCL’s disclosure letter, in the aggregate;

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manage CGCL’s and its subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

•

other than as required by applicable law, enter into or extend any collective bargaining agreement or similar labor agreement between CGCL or any of CGCL’s subsidiaries, on one hand, and any labor union or other labor organization representing employees of CGCL or any of CGCL’s subsidiaries, on the other hand, or recognize or certify any labor union or labor organization as the bargaining representative for any employees of CGCL or its subsidiaries;

•	terminate without replacement, abrogate, suspend, or fail to use reasonable efforts to maintain any license material to the conduct of the business of the MoneyHero Group, taken as a whole;

•	expressly waive the written restrictive covenant obligations of any current or former employee of CGCL or any of CGCL’s subsidiaries;

•

(i) limit its right or the right of any of CGCL’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, adversely affect, or disrupt, in any material respect, the ordinary course operation of the businesses of the MoneyHero Group, taken as a whole;

•

terminate without replacement or amend in a manner adverse, in any material respect, to MoneyHero Group, taken as a whole, any insurance policy insuring any risks of the business of CGCL or any of CGCL’s subsidiaries;

•	make any material change in its accounting principles or methods unless required by IFRS or applicable law or, to the extent applicable to CGCL or a subsidiary, applicable local accounting standards;

•

other than (i) expressly required by any transaction document or (ii) those employment agreements, indemnification agreements, contracts covered by any company benefit plan, confidentiality agreements, non-competition agreements or any other agreement of similar nature in each case entered into on arm’s length terms in the ordinary course consistent with past practice with employees (other than executive-level employees), enter into, renew or amend in any material respect or terminate, any contract with a company related party;

•	in the case of PubCo, Bridgetown Merger Sub and CGCL Merger Sub only, conduct any business activities other than those solely related to the consummation of the transactions;

•	in the case of the PubCo, Bridgetown Merger Sub and CGCL Merger Sub only, incur, guarantee or otherwise become liable for any indebtedness; or

•	enter into any agreement to do any action prohibited under these covenants.

Covenants of Bridgetown

Bridgetown made certain covenants under the Business Combination Agreement (subject to the terms and conditions set forth therein), including, among others, the following:

•

upon satisfaction or waiver of the conditions set forth in the Business Combination and the Trust Agreement, (a) in accordance with and pursuant to the Trust Agreement, at the Acquisition Merger Closing, PubCo shall cause Bridgetown Merger Sub (as the surviving company) to (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Bridgetown shareholders pursuant to the Bridgetown share redemptions and pay to the underwriters of the IPO of Bridgetown all outstanding deferred underwriting commissions, (2) pay all accrued and unpaid transaction expenses of Bridgetown, as set forth on a written statement to be delivered to PubCo by or on behalf of Bridgetown, not less than two Business Days prior to the Closing Date, which shall include the respective amounts and wire transfers instructions for the payment thereof, (3) pay all accrued and unpaid transaction expenses of CGCL, as set forth on a written statement to be delivered to PubCo by or on behalf of CGCL, not less than two Business Days prior to the Acquisition Merger Closing Date, which shall include the respective amounts and wire transfers instructions for the payment thereof, and (4) after the deductions contemplated in (1), (2) and (3), pay all remaining amounts then available in the Trust Account (if any) to a bank account designated by Bridgetown Merger Sub for its immediate use, subject to the Business Combination Agreement and the Trust Agreement, and (b) thereafter, the Trust Agreement shall terminate, except as otherwise provided therein;

•

from the date of the Business Combination Agreement through the Initial Merger Effective Time, Bridgetown shall use its reasonable best efforts to ensure Bridgetown remains listed as a public company on Nasdaq;

•

from the date of the Business Combination Agreement until the Acquisition Merger Closing or, if earlier, the termination of the Business Combination Agreement in accordance with the Business Combination Agreement, Bridgetown shall not, and shall direct the Sponsor and its controlled affiliates and its and their respective officers, directors and representatives not to, directly or indirectly (a) solicit, initiate, facilitate or encourage any inquiries, proposals, indications of interest or offers that constitute, or that would reasonably be expected to constitute or lead to, a Bridgetown acquisition proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations with any third-party regarding a Bridgetown acquisition proposal, or furnish to any third-party non-public information or provide to any third-party access to the businesses, properties, assets or personnel of Bridgetown, in each case for the purpose of encouraging or facilitating a Bridgetown acquisition proposal, (c) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement with respect to a Bridgetown acquisition proposal, or (d) grant any waiver, amendment or release under any confidentiality agreement or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make, a Bridgetown acquisition proposal;

•

from and after the date of the Business Combination Agreement, Bridgetown shall, and shall direct the Sponsor and its controlled affiliates and its and their respective officers, directors and representatives to, immediately cease and terminate all discussions and negotiations with any persons (other than

CGCL and its representatives) with respect to a Bridgetown acquisition proposal, subject to certain conditions;

•

from the date of the Business Combination Agreement through the Initial Merger Effective Time, Bridgetown will use reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws;

•

in the event that any litigation related to the Business Combination Agreement, any other transaction document or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Bridgetown, threatened in writing, against Bridgetown or the Bridgetown Board by any Bridgetown shareholders prior to the Acquisition Merger Closing, Bridgetown shall promptly after becoming aware of such litigation notify CGCL of any such litigation and keep CGCL reasonably informed with respect to the status thereof. Bridgetown shall provide CGCL the opportunity to participate in (at its own cost and subject to a customary joint defense agreement), but not control, the defense of any such litigation, and shall consider in good faith CGCL’s suggestions with respect to such litigation and shall not settle any such litigation without the prior written consent of CGCL, such consent not to be unreasonably withheld, conditioned, delayed or denied;

•

prior to the date of the Initial Merger Closing, Bridgetown shall take all such steps (to the extent permitted under applicable law) as are reasonably necessary to cause any acquisition or disposition of PubCo Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Business Combination Transactions by each person who is or will be or may become subject to Section 16 of the Exchange Act with respect to PubCo, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•

during the Interim Period, Bridgetown shall not amend any transaction document, or agree to amend any transaction document, unless consented to by CGCL in writing (which consent shall not be unreasonably conditioned, withheld, or delayed); and

•

during the Interim Period, Bridgetown shall, subject to certain exceptions, use reasonable best efforts to operate its business in the ordinary course consistent with past practice and comply in all material respects with its governing documents. Without limiting the generality of the foregoing, except as set forth in Bridgetown’s disclosure letter or as consented to by CGCL in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Bridgetown shall not, except as otherwise contemplated by the Business Combination Agreement or the other transaction documents or as required by law:

•	seek any approval from the Bridgetown shareholders, to change, modify or amend the Trust Agreement or the governing documents of Bridgetown, subject to certain exceptions;

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merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other person or be acquired by any other Person;

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(x) make or declare any dividend or distribution to its shareholders or make any other distributions in respect of any of its equity securities, (y) subdivide, consolidate, reclassify or otherwise amend any terms of its equity securities, or (z) purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding equity securities, other than redemptions of Bridgetown Class A Ordinary Shares made as part of the Bridgetown Share Redemptions;

•

except as disclosed in Bridgetown’s disclosure letter, (A) make or change any material election in respect of taxes, (B) amend, modify or otherwise change any filed material tax return, (C) adopt or request permission of any tax authority to change any accounting method in respect of material taxes, (D) enter into any closing agreement or other binding written agreement in respect of material taxes or enter into any tax sharing or similar agreement, (E) settle any claim or assessment in respect of material taxes, (F) surrender or allow to expire any right to claim a refund of material taxes, or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any tax attribute that would give rise to any claim or assessment of taxes;

•

subject to certain exceptions, take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent, impair or impede the intended tax treatment;

•

subject to certain exceptions, enter into, renew or amend in any material respect, any contract with Sponsor or an affiliate of Bridgetown (including (i) any person in which the Sponsor has a direct or indirect legal or beneficial ownership interest of 5% or more and (ii) any person who has a direct or indirect legal or beneficial ownership interest of 5% or more in the Sponsor), other than any contract relating to a working capital loan, any contract related to the transaction expenses of Bridgetown, any contract relating to the non-redemption of Bridgetown Shares or any other contract set out in Bridgetown’s disclosure letter;

•	incur, guarantee or otherwise become liable for any indebtedness, subject to certain exceptions;

•

(A) issue any equity securities or securities exercisable for or convertible into equity securities (other than issuances of Bridgetown Shares issuable upon, or subject to, the exercise or settlement of the Bridgetown Warrants), (B) grant any options, warrants or other equity-based awards with respect to any equity securities not outstanding on the date of the Business Combination Agreement, or (C) subject to certain exceptions, amend, modify or waive any of the material terms or rights set forth in any Bridgetown Warrant or the Existing Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

•	make any change in its accounting principles or methods unless required by GAAP;

•	form any subsidiary;

•	liquidate, dissolve, reorganize or otherwise wind-up its business and operations of Bridgetown; or

•	enter into any agreement to do any action prohibited under this clause.

Joint Covenants

The Business Combination Agreement also contains certain other covenants and agreements among the various parties, including, among others, that each of PubCo, CGCL, Bridgetown, Bridgetown Merger Sub and CGCL Merger Sub shall use commercially reasonable efforts to, subject to the terms and conditions contained therein:

•

cooperate in good faith with any governmental authority and use its commercially reasonable efforts to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, actions, nonactions or waivers, and to provide any necessary or advisable regulatory notifications in connection with the Business Combination Transactions as soon as reasonably practicable and any and all action necessary to consummate the Business Combination Transactions as contemplated hereby. Each of CGCL, PubCo, Bridgetown, Bridgetown Merger Sub and CGCL Merger Sub shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable regulatory approval with respect to the Business Combination Transactions as promptly as reasonably possible after the execution of the Business Combination Agreement;

•

diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or governmental authorization and to provide any necessary or advisable regulatory notifications under laws prescribed or enforceable by any governmental authority for the transactions contemplated by the Business Combination Agreement and to resolve any objections as may be asserted by any governmental authority with respect to the transactions contemplated by the Business Combination Agreement;

•

cooperate in good faith with each other in the defense of such matters. To the extent not prohibited by law, CGCL, PubCo, Bridgetown Merger Sub, CGCL Merger Sub shall (and CGCL shall cause its subsidiaries to) promptly furnish to Bridgetown, and Bridgetown shall promptly furnish to CGCL, copies of any notices or written communications received by such party or any of its affiliates from any third party or any governmental authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its affiliates to any governmental authority concerning the transactions contemplated hereby; provided that none of the parties shall extend any waiting period or comparable period or enter into any agreement with any governmental authority without the written consent of the other parties. To the extent not prohibited by law, CGCL agrees to provide Bridgetown and its counsel, and Bridgetown agrees to provide CGCL and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its affiliates, their respective agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated hereby; and

•

CGCL, on the one hand, and Bridgetown, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and other related fees in connection with the regulatory approvals.

Further, the Business Combination Agreement also contains additional covenants and agreements among the parties thereto in respect of, among other matters:

•	preparing, filing and distributing this proxy statement/prospectus on Form F-4 (including any amendments or supplements thereto);

•	duly calling and giving notice of, convening and holding a meeting of Bridgetown shareholders for the purpose of obtaining the approval from Bridgetown shareholders;

•	duly calling, giving notice of, convening and holding a meeting of the shareholders of CGCL for the purpose of obtaining the approval from shareholders of CGCL;

•	support of the Business Combination Transaction from Bridgetown, PubCo, Bridgetown Merger Sub, CGCL Merger Sub and CGCL;

•	tax matters, including with respect to the intended tax treatment;

•	reasonably cooperating, providing and access to information;

•	litigation matters with respect to the Business Combination;

•	indemnification of present and former directors and officers of CGCL, Bridgetown, PubCo, Bridgetown Merger Sub and CGCL Merger Sub;

•

maintaining in effect liability insurances covering those persons who are currently covered by directors’ and officers’ liability insurance policies of CGCL, Bridgetown, PubCo, Bridgetown Merger Sub, CGCL Merger Sub or their respective subsidiaries; and

•

executing Permitted Equity Subscription Agreements (as defined in the Business Combination Agreement) that would constitute a Permitted Equity Financing (as defined in the Business Combination Agreement) by Bridgetown and PubCo during the Interim Period.

Conditions to Closing

Unless waived by Bridgetown, PubCo, Bridgetown Merger Sub, CGCL Merger Sub and CGCL in writing, the obligations of Bridgetown, PubCo, Bridgetown Merger Sub, CGCL Merger Sub and CGCL to consummate,

or cause to be consummated, the Initial Merger at the Initial Merger Closing and the Acquisition Merger and the Acquisition Merger Closing are subject to the satisfaction of the following conditions:

•	approval of the Business Combination and the Initial Merger by the Bridgetown shareholders and approval of the Business Combination and the Acquisition Merger by CGCL shareholders;

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the registration statement of which this proxy statement/prospectus is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•

PubCo’s initial listing application with Nasdaq in connection with the Business Combination Transactions shall have been conditionally approved and, immediately following the Closing, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq and PubCo shall not have received any written notice of material non-compliance therewith;

•	receipt of approval for PubCo Ordinary Shares issued in connection with the Business Combination Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance;

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or governmental order that is then in effect and which has the effect of making the Initial Merger Closing or the Acquisition Merger Closing illegal or which otherwise prevents or prohibits consummation of the Initial Merger Closing or the Acquisition Merger Closing, other than any such restraint that is immaterial;

•	the MAS de-SPAC Condition shall have been satisfied; and

•

Bridgetown shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after accounting for share redemptions in connection with the Business Combination.

Unless waived by Bridgetown in writing, the obligations of Bridgetown to consummate, or cause to be consummated, the Initial Merger at the Initial Merger Closing is also subject to the satisfaction of each of the following conditions:

•

the CGCL representations pertaining to CGCL’s organization (other than certain provisions of these representations that are specifically carved out), CGCL’s due authorization, the capitalization of CGCL (other than certain provisions of these representations that are specifically carved out) and absence of changes of CGCL and the organization, due authorization, and capitalization representations of PubCo, Bridgetown Merger Sub and CGCL Merger Sub shall be true and correct in all respects at and as of the Initial Merger Closing Date as if made at and as of the Initial Merger Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date). The CGCL representations pertaining to CGCL’s organization (other than the provisions of these representations mentioned in the immediately preceding sentence), subsidiaries, no conflict, governmental authorities, consents, the capitalization of CGCL (other than the provisions of these representations mentioned in the immediately preceding sentence), capitalization of subsidiaries and brokers’ fees and the PubCo, Bridgetown Merger Sub and CGCL Merger Sub representations pertaining to no conflict, governmental authorities, consents and brokers’ fees (in each case disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects at and as of the Initial Merger Closing Date as if made at and as of the Initial Merger Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects at and as of such date). Each of the other representations and warranties of (i) CGCL contained in the Business Combination Agreement (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception, other than in undisclosed liabilities or absence of changes) shall be true and correct at and as of the Initial Merger Closing Date as if made at the Initial Merger Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception, other than in undisclosed liabilities or absence of changes) shall be true and correct at and as of such date), except for inaccuracies in or the failure of such representations and warranties to be true and correct that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect; and (ii) PubCo, Bridgetown Merger Sub and CGCL Merger Sub contained in the Business Combination Agreement (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “material adverse effect” or any similar qualification or exception) shall be true and correct at and as of the Initial Merger Closing Date as if made at the Initial Merger Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) shall be true and correct at and as of such date), except for inaccuracies in or the failure of such representations and warranties to be true and correct that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a material adverse effect on any of PubCo, Bridgetown Merger Sub and CGCL Merger Sub; and

•	each of the covenants of CGCL, PubCo, Bridgetown Merger Sub and CGCL Merger Sub to be performed as of or prior to the Initial Merger Closing shall have been performed in all material respects.

Unless waived by CGCL in writing, the obligations of CGCL, PubCo, Bridgetown Merger Sub and CGCL Merger Sub to consummate, or cause to be consummated, the Initial Merger at the Initial Merger Closing is also subject to the satisfaction of each of the following conditions:

•

the Bridgetown representations pertaining to company organization (other than certain provisions of these representations that are specifically carved out), due authorization, absence of changes and capitalization (other than certain provisions of these representations that are specifically carved out) shall be true and correct in all respects at and as of the Initial Merger Closing Date as if made at the Initial Merger Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date). The Bridgetown representations pertaining to company organization (other than the provisions of these representations mentioned in the immediately preceding sentence), no conflict, governmental authorities, consents, and capitalization (other than the provisions of these representations mentioned in the immediately preceding sentence) (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Acquiror Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects at and as of the Initial Merger Closing Date as if made at the Initial Merger Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications and exceptions contained therein relating to materiality, “material” or “Acquiror Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects at and as of such date). Each of the other representations and warranties of Bridgetown contained in the Business Combination Agreement (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Acquiror Material Adverse Effect” or any similar qualification or exception, other than in no undisclosed liabilities) shall be true and correct as of the Initial Merger Closing Date as if made at the Initial Merger Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Acquiror Material Adverse Effect” or any similar qualification or exception) shall be true and correct at and as of such date), except for inaccuracies in or the failure of such representations and warranties to be true and correct that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Acquiror Material Adverse Effect;

•	each of the covenants of Bridgetown to be performed as of or prior to the Initial Merger Closing shall have been performed in all material respects; and

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the sum of (i) the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Merger Closing (after deducting the Bridgetown shareholder redemption amount but prior to payment of any other amounts, including fees of the underwriters of Bridgetown’s IPO with respect to deferred underwriting commissions, Bridgetown transaction expenses and CGCL transaction expenses) and (ii) the permitted equity financing proceeds (if any) shall be not less than $50 million.

Unless waived by CGCL in writing, the obligations of CGCL, to consummate, or cause to be consummated, the Acquisition Merger at the Acquisition Merger Closing is also subject to the satisfaction of each of the following conditions:

•	the Initial Merger Effective Time and the Initial Merger Closing shall have occurred; and

•

since the Initial Merger Effective Time, no stop order suspending the effectiveness of the Form F-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Termination

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned under certain customary and limited circumstances, notwithstanding approval of the Business Combination Agreement by the Bridgetown shareholders, as follows:

•	by mutual written consent of CGCL and Bridgetown;

•

by written notice from either CGCL or Bridgetown to the other if any governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or governmental order that is then in effect and which has the effect of making the Initial Merger Closing or Acquisition Merger Closing illegal or which otherwise prevents or prohibits consummation of the Initial Merger Closing or Acquisition Merger Closing, other than any such restraint that is immaterial;

•

by written notice to Bridgetown from CGCL if the Bridgetown shareholder approval shall not have been obtained by reason of the failure to obtain the required vote at the Bridgetown shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof;

•

by written notice to CGCL from Bridgetown if there is any breach of any representation, warranty, covenant or agreement on the part of CGCL, PubCo, Bridgetown Merger Sub or CGCL Merger Sub, as set forth in the Business Combination Agreement, with certain exceptions;

•	by written notice from either CGCL or Bridgetown to the other if the Initial Merger Closing has not occurred on or before October 20, 2023;

•	by written notice to CGCL from Bridgetown if the Acquisition Merger Closing shall not have occurred by the third (3rd) business day following the Initial Merger Closing;

•

by written notice to CGCL from Bridgetown if the required CGCL shareholder approval shall not have been obtained by reason of the failure to obtain the required vote at the CGCL shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof; or

•

by written notice to Bridgetown from CGCL if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Bridgetown set forth in the Business Combination Agreement, with certain exceptions.

In the event of termination of the Business Combination Agreement, the Business Combination Agreement shall forthwith become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, other than liability of CGCL, PubCo, Bridgetown, Bridgetown Merger Sub and CGCL Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination; provided that obligations under the NDA (as defined in the Business Combination Agreement) and certain obligations related to the Trust Account and certain other provisions required under the Business Combination Agreement shall, in each case, survive any termination of the Business Combination Agreement.

Enforcement

Each party is entitled under the Business Combination Agreement to an injunction or injunctions to prevent breaches of the Business Combination Agreement and to specific enforcement of the terms and provisions of the Business Combination Agreement, in addition to any other remedy to which any party is entitled at law or in equity.

Non-Recourse

All claims or causes of action that are based upon, arising out of, or related to the Business Combination Agreement or the Business Combination Transactions contemplated therein may be made only against CGCL, PubCo, Bridgetown, Bridgetown Merger Sub and CGCL Merger Sub named as parties to the Business Combination Agreement.

Further, unless a named party to the Business Combination Agreement, and then only to the extent of the specific obligations undertaken by such named party under the Business Combination Agreement, no past, present or future director, commissioner, officer, employee, incorporator, member, partner, shareholder, representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of CGCL, PubCo, Bridgetown, Bridgetown Merger Sub or CGCL Merger Sub under the Business Combination Agreement for any claim based on, arising out of, or related to the Business Combination Agreement or the transactions contemplated hereby.

Non-Survival of Representations, Warranties and Covenants

Except, in the event of termination of the Business Combination Agreement, or in the case of claims against a person in respect of such person’s fraud, none of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement, or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Acquisition Merger Closing and each such representation, warranty, covenant, obligation, agreement and provision shall terminate and expire upon the occurrence of the Acquisition Effective Time (and there shall be no liability after the Acquisition Merger Closing in respect thereof), except for (i) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Acquisition Merger Closing and then only with respect to any breaches occurring after the Acquisition Merger Closing and (ii) the miscellaneous provisions thereof, which include, among others, provisions regarding Trust Account waiver, waiver, notice, assignment, no third-party rights, expenses, headings and counterparts, disclosure letters, entire agreement, amendments, publicity, severability, conflicts and privilege and the Bridgetown Special Committee approval.

Governing Law and Jurisdiction

The Business Combination Agreement, and all claims or causes of action based upon, arising out of, or related to the Business Combination Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction (provided that the fiduciary duties of the board of directors of CGCL and the Bridgetown Board, the Initial Merger and the Acquisition Merger and any exercise of appraisal and dissenters’ rights with respect to the Initial Merger and the Acquisition Merger, shall in each case be governed by the laws of the Cayman Islands).

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and you are urged to read such Related Agreements in their entirety.

Company Holders Support Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo, CGCL and certain of the shareholders of CGCL entered into a company holders support agreement and deed (the “Company Holders Support Agreement”), pursuant to which (i) certain Company shareholders who in the aggregate represented over 70% of the voting power of all outstanding voting shares of CGCL as of the date of the Business Combination Agreement have agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of CGCL called to seek approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals; (b) to vote in favor of the Business Combination Transactions; (c) to vote against any proposals that would materially impede the Business Combination Transactions; (d) not to sell or transfer any of their shares prior to the closing of the Business Combination and (e) to waive the dissenters’ rights pursuant to the Cayman Companies Act with respect to all shares of CGCL held by such shareholders in connection with the Acquisition Merger, to the extent applicable; and (ii) certain shareholders of CGCL have also agreed to a lock-up of the PubCo Class A Ordinary Shares they will receive pursuant to the Acquisition Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Merger Closing.

Sponsor Support Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, Bridgetown, Sponsor, PubCo and CGCL entered into a sponsor support agreement and deed (the “Sponsor Support Agreement”), pursuant to which Sponsor has agreed, among other things and subject to the terms and conditions set forth therein to: (i) appear for purposes of constituting a quorum at the meetings of the shareholders of Bridgetown called to seek approval of the consummation of the Business Combination Transactions and the other transaction proposals; (ii) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby; (iii) vote against any proposals that would materially impede the Business Combination Transactions or any other transaction proposal; (iv) not to redeem any shares of Bridgetown held by Sponsor; (v) not to sell or transfer any equity securities of Bridgetown held by Sponsor prior to the closing of the Business Combination; (vi) to waive the dissenters’ rights pursuant to the Cayman Companies Act with respect to all shares of Bridgetown held by Sponsor in connection with the Initial Merger, to the extent applicable; and (vii) a lock-up of the PubCo Class B Ordinary Shares that it will receive pursuant to the Initial Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Closing. Pursuant to the Sponsor Support Agreement, Sponsor has agreed to subject the Earn-Out Shares to potential forfeiture, with such potential forfeiture lapsing, and the Earn-Out Shares vesting in Sponsor, if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing is equal to or exceeds $10.00 per PubCo Class A Ordinary Share. If the Earn-Out Shares have not vested in Sponsor prior to the 10th anniversary of the Acquisition Closing and the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 10th anniversary of the Acquisition Closing is less than $10.00 per PubCo Class A Ordinary Share, then Sponsor will forfeit and surrender the Earn-Out Shares to PubCo for nil consideration, and such Earn-Out Shares shall be cancelled.

Pursuant to the Sponsor Support Agreement, subject to the satisfaction of certain conditions, including, among others, that (i) following satisfaction of all of Sponsor’s obligations under the Non-Redemption Deeds (including any sales of Sponsor’s PubCo Shares to discharge its obligations under such Non-Redemption Deeds), the Sponsor holds any Rebate Shares; and (ii) the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares is in excess of $11.00 per share on the last date of the third month following the date on which Sponsor has satisfied all of its obligations under the Non-Redemption Deeds, the Sponsor agrees to forfeit to PubCo a number of PubCo Shares equal to the lesser of (x) 50.1% of such number of Rebate Shares and (y) 5,000,000 Rebate Shares to PubCo for nil consideration, and following any such forfeiture, PubCo has an obligation to issue a corresponding number of PubCo Class A Ordinary Shares to certain former equity holders of CGCL pro rata to their former holdings in CGCL.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo, Sponsor, the FWD Parties and certain of the shareholders of CGCL entered into a registration rights agreement (the “Registration Rights Agreement”), to be effective upon the closing of the Business Combination, pursuant to which, among other things, PubCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act, and Sponsor, the FWD Parties and certain shareholders of CGCL and their respective affiliates have been granted customary demand and piggyback registration rights. See the section titled “Shares Eligible for Future Sale—Registration Rights.”

Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo and Continental entered into the Assignment, Assumption and Amendment Agreement and amended the Existing Warrant Agreement, pursuant to which, among other things, Bridgetown assigned all of its rights, interests and obligations in the Existing Warrant Agreement to PubCo effective upon the Initial Merger Closing, and PubCo assumed the warrants provided for under the Existing Warrant Agreement.

Working Capital Loan Capitalization Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, Sponsor, PubCo and CGCL entered into the Working Capital Loan Capitalization Agreement, pursuant to which, among other things, the outstanding balance of the Working Capital Loans immediately prior to the Initial Merger Effective Time will be capitalized into a number of PubCo Class A Ordinary Shares equal to the aggregate amount outstanding under such Working Capital Loans, up to an aggregate amount not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL), divided by 10.00, rounded down to the nearest whole number.

Fee Letter

Concurrently with the execution of the Business Combination Agreement, Sponsor and BTN Investments LLC issued the Fee Letter to PubCo and CGCL, pursuant to which, among other things, each of Sponsor and BTN agreed to reimburse PubCo for a portion of transaction expenses which PubCo settles at the Acquisition Merger Closing if the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Merger Closing (after deducting amounts needed to pay for the Bridgetown shareholder redemptions but prior to any other payments) is less than US$82,000,000.00, in accordance with certain formulas set forth therein.

Non-Redemption Deeds

Concurrently with the execution of the Business Combination Agreement, Sponsor entered into a Non-Redemption Deed in favor of each of the FWD Parties, pursuant to which, among other things, subject to such FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its appraisal rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to certain exceptions and compliance by the FWD Parties with the conditions specified in the Non-Redemption Deeds. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security. However, neither FWD Party has agreed to the terms set forth in the Non-Redemption Deeds, and there can be no assurance that either FWD Party will (i) vote in favor of the Business Combination, (ii) not exercise its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not sell or transfer any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger or (iv) not exercise its appraisal rights under Section 238 of the Cayman Companies Act.

CGCL Warrant Supplemental Deeds

Concurrently with the execution of the Business Combination Agreement, CGCL, PubCo and Bridgetown entered into the CGCL Class A Warrant Supplemental Deed, pursuant to which, among other things, each CGCL Class A Warrant that is outstanding immediately prior to the Acquisition Effective Time will automatically be cancelled and converted into the right to receive a number of PubCo Warrants as determined in accordance with the Business Combination Agreement and the CGCL Class A Warrant Supplemental Deed and pursuant to the PubCo Class A Warrant Instrument.

Concurrently with the execution of the Business Combination Agreement, CGCL, PubCo and Bridgetown entered into the CGCL Class C Warrant Supplemental Deed, pursuant to which, among other things, each CGCL Class C Warrant that is outstanding immediately prior to the Acquisition Effective Time will automatically be cancelled and converted into the right to receive a number of PubCo Warrants as determined in accordance with the Business Combination Agreement and the CGCL Class C Warrant Supplemental Deed and pursuant to the PubCo Class C-1 Warrant Instrument or PubCo Class C-2 Warrant Instrument, as applicable.

PubCo Call Option Agreement

Concurrently with the execution of the Business Combination Agreement, PubCo and PMIL entered into a call option agreement, pursuant to which and subject to the condition that PMIL has not fully exercised the Existing Call Option as of immediately prior to the Acquisition Effective Time, PubCo agreed to grant PMIL the PubCo Call Option (as defined herein).

Share Conversion Instruction Letters

Concurrently with the execution of the Business Combination Agreement, certain directors and advisors of Bridgetown to whom Sponsor transferred Bridgetown Shares, being each of Samuel Altman, In Joon Hwang, John R. Hass and Kenneth Ng, each issued a letter to PubCo pursuant to which, such Bridgetown shareholder irrevocably instructed PubCo to convert the PubCo Class B Ordinary Shares to be received by such Bridgetown shareholder in connection with the Business Combination into PubCo Class A Ordinary Shares immediately following the Acquisition Merger, such that such Bridgetown shareholder shall hold no PubCo Class B Ordinary Shares immediately following such conversion.

Organizational Structure

The following simplified diagram illustrates the ownership structure of CGCL immediately prior to the consummation of the Initial Merger:

The following simplified diagram illustrates the ownership structure of Bridgetown immediately prior to the consummation of the Initial Merger:

The following simplified diagram illustrates the ownership structure of PubCo, Bridgetown Merger Sub, CGCL Merger Sub immediately prior to the consummation of the Business Combination.

The following simplified diagram illustrates the ownership structure of PubCo, Bridgetown Merger Sub and CGCL Merger Sub immediately following the consummation of the Business Combination.

Charter Documents of PubCo Following the Business Combination

Pursuant to the Business Combination Agreement, at the Initial Merger Effective Time, PubCo’s memorandum and articles of association shall be amended. See the sections titled “Description of PubCo Securities” for a description of the Amended PubCo Articles and “Comparison of Corporate Governance and Shareholder Rights” for a comparison to the provisions of Bridgetown’s organizational documents.

Stock Exchange Listing of PubCo Ordinary Shares

PubCo has applied for, and shall use reasonable best efforts to cause, the PubCo Class A Ordinary Shares to be issued in connection with the Business Combination Transactions to be approved for, listing on Nasdaq and accepted for clearance by DTC.

Delisting and Deregistration of Bridgetown Shares

If the Business Combination is completed, Bridgetown Class A Ordinary Shares, Bridgetown Warrants and Units will be delisted from Nasdaq and shall be deregistered under the Exchange Act.

Headquarters

After completion of the transactions contemplated by the Business Combination Agreement the corporate headquarters and principal executive offices of PubCo will be located at 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.

Background of the Business Combination

The terms of the Business Combination Agreement and related ancillary documents are the result of extensive negotiations between Bridgetown, CGCL and their respective representatives. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions. It summarizes the key meetings and events that led to the signing of the Business Combination Agreement and other Transaction Documents, and includes all information that Bridgetown and CGCL consider material regarding the negotiation of the Business Combination, but is not, and does not purport to be, a complete catalog of every interaction between the applicable parties. All dates and times referred to in the following chronology are to Hong Kong Time unless otherwise indicated.

Bridgetown is a blank check company incorporated on May 27, 2020, as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Based on its business activities, Bridgetown is a “shell company,” as defined under the Exchange Act, because it has no operations and nominal assets consisting almost entirely of cash. Bridgetown focused its search on a target with operations or prospective operations in the technology, financial services, or media sectors, or the “new economy sectors,” in Southeast Asia, though Bridgetown reserved the right to pursue an acquisition opportunity in any business or industry.

On October 20, 2020, Bridgetown consummated its IPO of 59,499,351 Units, including 4,499,351 Units issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each Unit consists of one Bridgetown Class A Ordinary Share and one-third of one Bridgetown Warrant, with each whole Bridgetown Warrant entitling the holder thereof to purchase one Bridgetown Class A Ordinary Share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Bridgetown of $594,993,510 (before underwriting discounts and commissions and offering expenses). Simultaneously with the closing of Bridgetown’s IPO, Bridgetown completed the private sale of an aggregate of 6,000,000 Private Placement Warrants to Sponsor, Bridgetown LLC, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of $9,000,000. On October 29, 2020, simultaneously with the sale of the over-allotment Units, Bridgetown consummated a private sale of an additional 449,936 Private Placement Warrants to the Sponsor, generating gross proceeds of $674,904.

In connection with Bridgetown’s IPO, UBS Securities LLC (“UBS”) and BTIG, LLC (“BTIG”) acted as underwriters to Bridgetown, Ellenoff Grossman & Schole LLP acted as U.S. legal advisor to Bridgetown, Maples and Calder (Cayman) LLP acted as Cayman Islands legal advisor to Bridgetown and WithumSmith+Brown, PC acted as the independent registered public accounting firm to Bridgetown. UBS and BTIG were not engaged to render, and did not render, a fairness opinion with respect to the Business Combination.

In connection with Bridgetown’s IPO, an entity affiliated with Thiel Capital entered into a forward purchase agreement with Sponsor, agreeing to, among other things, purchase 60% of the outstanding securities in Bridgetown held by Sponsor which remain outstanding following the consummation of the Business Combination, provided that any such securities shall remain subject to any lockup, escrow, transfer or other restrictions to which they are otherwise subject. This forward purchase agreement was amended to specify that securities transferable to the Thiel Capital-affiliated entity would be PubCo securities and that the number of securities to be transferred would be 50-60% of the PubCo securities held by Sponsor following the discharge of all of Sponsor’s obligations under the Non-Redemption Deeds and the Sponsor Support Agreement.

Prior to consummation of the IPO, neither Bridgetown, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to any potential business combination transaction with Bridgetown. After Bridgetown’s IPO, consistent with Bridgetown’s business purpose, Bridgetown’s officers and directors commenced an active, targeted search for an initial set of potential business combination targets, leveraging Bridgetown and the Sponsor’s network of relationships, as well as the prior experience and network of Bridgetown’s officers and directors. Representatives of Bridgetown contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies in the e-commerce, financial and technology sectors. In connection with the foregoing, Bridgetown considered no less than 12 businesses located in various countries in the Southeast Asia region, India and Hong Kong and narrowed its focus on a subset of those businesses (i) that it believed had attractive long-term growth potential, (ii) were well-positioned within their respective industries and (iii) would benefit from the substantial intellectual capital, operational experience, and network of Bridgetown’s management team.

During Bridgetown’s active search for prospective business combination candidates which commenced after closing of its IPO and continued through December 31, 2022 when Bridgetown entered into exclusive discussions with the MoneyHero Group, Bridgetown reviewed, and held preliminary discussions with respect to, a number of acquisition opportunities, in addition to the MoneyHero Group. In this process, Bridgetown’s management: (i) developed an initial list of potential business combination candidates that were primarily identified by the knowledge and network of Bridgetown, its management team and the Sponsor; (ii) considered and conducted analyses of the potential business combination candidates, other than the MoneyHero Group; and (iii) conducted preliminary due diligence on, had management meetings with and negotiated preliminary terms of potential transactions with such potential business combination targets. Bridgetown entered into non-disclosure agreements with no less than seven potential targets, and submitted non-binding letters of intent for two companies other than the MoneyHero Group.

Bridgetown did not further pursue a potential transaction with the other potential business combination targets with which it engaged in discussions for a variety of reasons, including, among other things: (i) Bridgetown’s assessment of each target company’s ability to execute its business and financial plans and scale its business; (ii) Bridgetown’s assessment of each target company’s business model, customer concentration, competitive landscape and corresponding risk to future financial performance; and (iii) the parties’ inability to reach an agreement on valuation and other terms of the potential business combination. Of the two other companies with which Bridgetown signed a non-binding letter of intent other than the MoneyHero Group, one ultimately decided not to pursue a transaction with a special purpose acquisition company and one did not eventually lead to a transaction because of differences in valuation expectations and disagreement on the transaction structure between Bridgetown and the potential counterparty.

In November 2021, Daniel Wong, Bridgetown’s Chief Executive Officer and Chief Financial Officer, and Sam Allen, the then CEO of the MoneyHero Group, respectively, initiated conversations about a potential business combination. The MoneyHero Group was known to Daniel Wong because it is a portfolio company of Pacific Century, of which Daniel Wong is a senior executive, and Daniel Wong was also a director of the MoneyHero Group at that time. The principals discussed the key terms of the business combination, including the proposed valuation range based on comparison with comparable companies in the market, and the merger and acquisition (“M&A”) plans of the MoneyHero Group.

On November 25, 2021, Bridgetown sent MoneyHero Group a draft confidentiality agreement (the “Confidentiality Agreement”) and draft non-binding proposal (the “Initial LOI”), containing a summary term sheet with the proposed form of consideration, certain information about Bridgetown, and certain valuation information used to determine the amount of consideration, including an initial pre-money enterprise value of the MoneyHero Group of $603 million on a debt-free and cash-free basis, which was based on, among other factors, approximately 9.7 times of the projected 2021 revenue of $62 million of the MoneyHero Group, and other relevant assumptions consistent with Bridgetown management’s evaluation of the business. The enterprise value was not subject to further adjustments, except that it would have increased to $763 million if a certain material M&A transaction then contemplated by the MoneyHero Group were completed. The Initial LOI included an exclusivity period of 60 days from the signing of the Initial LOI. There were no super voting rights contemplated for the PubCo Shares exchanged from the Bridgetown Class B Ordinary Shares in the proposed business combination.

On November 26, 2021, Bridgetown and MoneyHero Group entered into the Confidentiality Agreement. The Confidentiality Agreement did not contain a standstill provision.

On December 3, 2021, MoneyHero Group provided Bridgetown and its advisors with access to a virtual data room (the “VDR”) containing additional information for purposes of conducting business, operational, financial, legal, tax, intellectual property and other due diligence with respect to the MoneyHero Group.

On December 6, 2021, Daniel Wong from Bridgetown and Sam Allen from the MoneyHero Group further discussed the commercial terms of the business combination proposal, including (a) adding a minimum cash condition for the proposed business combination that the aggregate cash proceeds from Bridgetown’s Trust Account, which then held $595 million, net of the transaction expenses and redemptions, would be no less than $175 million and (b) if the minimum cash condition was not met, a certain percentage of Sponsor’s shares would then be placed into an escrow account and released to the Sponsor upon the Sponsor securing the shortfall amount through equity or equity-linked arrangements within 12 months from the closing of the proposed business combination.

Also on December 6, 2021, MoneyHero Group provided comments on the Initial LOI to Bridgetown reflecting the above discussions. MoneyHero Group and Bridgetown also held a meeting to discuss the due diligence timeline and work-streams, including obtaining a background search report, management and commercial due diligence, financial and tax due diligence and legal due diligence. The timeline for due diligence was expected to take around six to eight weeks.

On December 7, 2021, representatives from MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors held an introductory call and management presentation. Sam Allen from MoneyHero Group and Shaun Kraft, CFO and COO of the MoneyHero Group, gave a presentation regarding the MoneyHero Group’s businesses and M&A plans.

Subsequent to Bridgetown’s submission of the draft Initial LOI to MoneyHero Group, MoneyHero Group explored alternative options with other SPAC entities in parallel to the discussions with Bridgetown. After consideration and discussion by the board of directors of the MoneyHero Group (the “MoneyHero Group Board”) with Bridgetown, and taking into account the size of cash proceeds then held in Bridgetown (approximately $595 million) relative to the MoneyHero Group’s then proposed pre-money enterprise value (being $603 million or, if certain material M&A transaction were to complete, $763 million), it was mutually agreed that both parties should cease to explore the proposed business combination transaction.

On January 26, 2022, Daniel Wong resigned from his position as director on the MoneyHero Group Board due to family commitments.

Between January 26, 2022 and mid-November 2022, Bridgetown searched for other prospective business combination candidates.

On October 13, 2022, Bridgetown held an extraordinary general meeting in lieu of the 2022 annual general meeting of shareholders, at which its shareholders approved, among other things, the extension amendment, which extended the date by which Bridgetown must consummate a business combination from October 20, 2022 (which was 24 months from the closing of Bridgetown’s IPO) to October 20, 2023 (or such earlier date as determined by the Bridgetown Board). In connection with the extension amendment, shareholders holding 44,406,317 public shares exercised their right to redeem such shares for a pro rata portion of the Trust Account. Bridgetown paid cash in the aggregate amount of $447,637,640.94, or approximately $10.08 per share to redeeming shareholders in the extension redemptions exercised by shareholders holding 44,406,317 public shares for a pro rata portion of the Trust Account in relation to the extension amendment. Accordingly, as of April 30, 2023, funds in the Trust Account totaled $153,976,638.71.

On November 4, 2022 and considering the reduced size of funds held in Bridgetown’s Trust Account and Bridgetown’s knowledge about the MoneyHero Group gained in prior discussions about a potential business combination in 2021, Daniel Wong from Bridgetown contacted Derek Fong and Kenneth Chan from the MoneyHero Group via to resume discussions on a business combination proposal.

On November 14, 2022, Daniel Wong from Bridgetown and Derek Fong and Kenneth Chan from the MoneyHero Group discussed the terms of the proposed business combination transaction, including valuation, post-closing voting rights of shares held by Sponsor and incentives to non-redeeming shareholders of Bridgetown. The specific proposals discussed at this meeting included (a) a pre-money enterprise value in the range of $200 million to $240 million (which was equivalent to approximately 2.5 times to 3 times of the projected 2023 revenue of $80 million of the MoneyHero Group), with reference to market comparables, (b) a dual class share structure (Bridgetown Class A Ordinary Shares convertible into PubCo Class A Ordinary Shares and Bridgetown Class B Ordinary Shares convertible into PubCo Class B Ordinary Shares, with PubCo Class A Ordinary Shares to carry one vote per share and PubCo Class B Ordinary Shares to carry 10 votes per share) and (c) a minimum cash condition of $50 million. The significant change in the range of proposed valuation of the MoneyHero Group as compared to the one proposed in the Initial LOI reflected (i) changes in the general market environment, including the valuations of market comparables and (ii) the decrease in the MoneyHero Group’s projected 2023 revenue as compared to its prior estimates when Bridgetown and MoneyHero Group negotiated the Initial LOI in November 2021.

From November 26, 2022 through the signing of the Second LOI (as defined below), various discussions were held and email correspondences were exchanged between Bridgetown and MoneyHero Group around due diligence items, project timetable and proposed legal advisors and financial and taxation due diligence providers.

On December 21, 2022, Bridgetown sent MoneyHero Group a draft non-binding proposal (the “Second LOI”), containing a summary term sheet with the proposed form of consideration, certain information about Bridgetown, and certain valuation information used to determine the amount of consideration, including a pre-money enterprise value of the MoneyHero Group of $240 million (on a debt-free and cash-free basis and based on 3 times the expected revenue in 2023 of $80 million of the MoneyHero Group) and other relevant assumptions consistent with Bridgetown management’s evaluation of the MoneyHero Group’s business, a dual class structure and mutual exclusivity period of 90 days.

On December 28, 2022, MoneyHero Group provided Bridgetown and its business advisors with access to the VDR, which included the preliminary financial projections (on a stand-alone basis) of the MoneyHero Group.

On December 31, 2022, the MoneyHero Group Board had a meeting to review and discuss the draft Second LOI, including the MoneyHero Group’s proposals that (i) MoneyHero Group and Bridgetown should discuss and pursue in good faith any potential reductions to the illustrative transactions expenses, (ii) what portion of the PubCo Shares that Sponsor would receive at closing of the proposed business combination would potentially become subject to vesting tied to the share price of PubCo following closing, as well as vesting targets for such shares, and (iii) potential roll-in incentives for Bridgetown’s non-redeeming shareholders. After such review and discussion and taking into account the foregoing proposals, the MoneyHero Group Board approved the entry into the LOI.

Also on December 31, 2022, MoneyHero Group provided Bridgetown with an updated draft of the Second LOI reflecting the proposals discussed at the meeting of the MoneyHero Group Board on the same date.

On January 2, 2023, a meeting between representatives from BTIG (one of Bridgetown’s underwriters at IPO), Bridgetown and MoneyHero Group was held to discuss the background and valuation of the MoneyHero

Group for purposes of the potential engagement of a fairness opinion provider. Prashant Aggarwal, Chief Commercial Officer and President of the MoneyHero Group, Shaun Kraft, Derek Fong, Co-CEO of the MoneyHero Group, and Kenneth Chan, Co-CEO of the MoneyHero Group, explained to representatives of BTIG the background of the MoneyHero Group, its businesses and the rationale for the valuation for its prior financing rounds, including its restructuring in October 2022 and the rationale for the proposed valuation under the proposed business combination.

Also on January 2, 2023, Bridgetown emailed MoneyHero Group a proposed final form of the Second LOI as a result of the negotiations regarding the deletion of the obligation to discuss in good faith a reduction in the number of, or transfers of, the shares of Bridgetown held by the Sponsor that may be required to consummate the transaction but clarified that potential incentives for non-redeeming Class A shareholders of Bridgetown (including roll-in incentives to be funded by shares held by Sponsor) that may be required to consummate the transaction should be discussed in good faith.

On January 3, 2023, Shaun Kraft from the MoneyHero Group confirmed to Bridgetown that the MoneyHero Group had no further comments on the proposed final form of the Second LOI.

On January 5, 2023, a board meeting of Bridgetown (with all directors, including Daniel Wong, Matt Danzeisen, Jay R. Hass, Samuel Altman and In Joon Hwang, in attendance) was held to approve the formation of the Bridgetown Special Committee (consisting of Matt Danzeisen, John R. Hass, Samuel Altman and In Joon Hwang) to evaluate and consider Bridgetown’s strategic options, including (1) the business combination proposal with the MoneyHero Group; (2) remaining as a listed U.S. public special purpose acquisition company and continuing to search for alternative business combination transactions to that of the proposal with the MoneyHero Group; and (3) any such alternative transactions that may be available to Bridgetown at this time. Daniel Wong disclosed his role as Senior Vice President at Pacific Century, of which the MoneyHero Group is a portfolio company, and his former role as a director of the MoneyHero Group, and recused himself from the Bridgetown Board’s discussions and deliberations on any vote regarding the proposed business combination with the MoneyHero Group, following his presentation of the rationale for the proposal.

On January 5, 2023, a meeting of the Bridgetown Special Committee (consisting of Matt Danzeisen, Jay Hass, Samuel Altman and In Joon Hwang) was held to consider the proposed business combination with the MoneyHero Group. Representatives from Bridgetown’s Cayman Islands counsel, Maples & Calder LLP (“Maples”), and representatives from Bridgetown’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), were also in attendance. The Second LOI between Bridgetown and the MoneyHero Group was unanimously approved for execution by the Special Committee. In reaching their decision, the Bridgetown Special Committee considered (i) their directors’ duties under Cayman Islands laws; (ii) the key terms of the Second LOI; and (iii) presentation of the MoneyHero Group’s background, business profile, growth plans and management team. The Bridgetown Special Committee considered that the Second LOI and other matters relating thereto are advisable and in the best interests of Bridgetown and are in the best interests of the shareholders of Bridgetown.

On January 6, 2023, the Second LOI between Bridgetown and the MoneyHero Group was executed (by Matt Danzeisen on behalf of Bridgetown and Shaun Kraft on behalf of the MoneyHero Group) and included the term sheet setting forth the key terms of the transaction documentation, standard confidentiality and exclusivity terms as well as certain information about Bridgetown, and certain valuation information used to determine the amount of consideration, including (a) an initial pre-money enterprise value for the MoneyHero Group of not less than $240 million on a debt-free and cash-free basis and other relevant assumptions consistent with Bridgetown management’s evaluation of the MoneyHero Group’s business, (b) that the Bridgetown Class A Ordinary Shares would be exchanged for Class A ordinary shares of the combined entity and would carry one vote per share, and that the Bridgetown Class B Ordinary Shares would be exchanged for Class B ordinary shares of the combined entity and would carry 10 votes per share, (c) that the current holders of equity securities of the MoneyHero Group would hold Class A ordinary shares of the combined entity, (d) that the MoneyHero Group’s obligation to close the potential business combination transaction would be subject to a condition that cash proceeds available to the combined entity from the Trust Account would be no less than $50 million (after giving effect to redemptions by existing Bridgetown shareholders) and (e) that shares of the combined entity held by the Sponsor and certain existing shareholders of the MoneyHero Group would be subject to a 12-month lock-up after closing of the proposed business combination transaction (subject to early release under certain circumstances). Pursuant to the Second LOI, each of the MoneyHero Group and Bridgetown agreed to be subject to an exclusivity period from the date of the Second LOI until the earliest of (i) the date of the Business Combination Agreement, (ii) 11:59 p.m., Hong Kong time, on the 90th day following the date of the Second LOI, (as may be extended for an additional two-week period by the mutual agreement of the MoneyHero Group and Bridgetown) and (iii) termination of the Second LOI upon mutual written agreement between the MoneyHero Group and Bridgetown (the “Exclusivity Period”).

Pursuant to the Second LOI, each of the MoneyHero Group, on the one hand, and Bridgetown, on the other hand, agreed that it would not, during the Exclusivity Period, (a) solicit, initiate or pursue any inquiry, indication of interest, proposal or offer relating to a competing transaction, (b) participate in or continue any discussions or negotiations regarding, or furnish or make available any information with respect to, a competing transaction, or (c) enter into any understanding, arrangement, agreement, agreement in principle or other commitment (whether or not legally binding) relating to a competing transaction.

Also on January 6, 2023, the MoneyHero Group provided Bridgetown’s legal advisors with access to the VDR.

On January 9, 2023, a meeting was held between Daniel Wong from Bridgetown and Shaun Kraft, Laura Hannon, Derek Fong and Kenneth Chan from the MoneyHero Group regarding the timeline and process in the coming months, timing of the audit and issue of the MoneyHero Group’s PCAOB accounts, coordination of the due diligence work streams, proposed advisors of Bridgetown, access to the VDR and timeline for the signing of the Business Combination Agreement, and it was proposed that the two teams conduct weekly calls going forward.

On January 10, 2023, representatives of Skadden, on behalf of Bridgetown, and representatives of Kirkland & Ellis, LLP (“Kirkland”), on behalf of the MoneyHero Group, held a conference call to discuss the potential business combination transaction generally. Subsequent to this call, Kirkland and Skadden continued to follow up on transaction structuring.

Beginning January 11, 2023, Bridgetown and its advisors commenced due diligence of the MoneyHero Group. From January 11, 2023 to May 25, 2023, Bridgetown and its advisors continued to conduct due diligence, including providing follow-up due diligence requests to the MoneyHero Group and reviewing due diligence materials provided by the MoneyHero Group.

On January 12, 2023, Bridgetown and the MoneyHero Group discussed the reasons for the delayed issuance of the audited financial statements of the MoneyHero Group for the financial year ended December 31, 2021 (which were primarily due to prolonged negotiations regarding audit fees with its auditor), the latest expected audit timetable for the financial year ended December 31, 2022 and PCAOB completion timeline for the financial year ended 2021 and 2022.

Between January 12, 2023 and January 16, 2023, Skadden, Kirkland, Bridgetown and the MoneyHero Group continued to exchange correspondence relating to transaction structuring and transaction drafting matters. As part of this process, the MoneyHero Group also sought advice from its tax advisor.

On January 16, 2023, a weekly call was held between Bridgetown and the MoneyHero Group to discuss matters relating to the potential business combination transaction, including deal timetable, potential considerations and implications of pursuing acquisition transactions by the MoneyHero Group during or after closing of the potential business combination transaction and due diligence plan and approach. From January 16, 2023 and until the Business Combination Agreement was signed and announced on May 25, 2023, a teleconference between Bridgetown and the MoneyHero Group was held generally on a weekly basis to discuss matters relating to the potential business combination transaction, including, among other things, the engagement of Bridgetown’s business due diligence advisors and fairness opinion provider, due diligence plans and progress, schedules for due diligence calls, timetable of the potential business combination transaction, the preparation of the MoneyHero Group’s audited financial statements and the drafting of the Business Combination Agreement and other transaction documents in connection therewith.

On January 19, 2023, representatives from Bridgetown and the MoneyHero Group had a meeting to discuss the latest status of the various due diligence workstreams.

On January 24, 2023, DLA Piper Singapore Pte. Ltd. (“DLA”) was retained as the U.S. legal advisor and Travers Thorp Alberga (“TTA”) was retained as the Cayman legal advisor to the Bridgetown Special Committee.

On January 26, 2023, Skadden emailed Kirkland to inquire about (i) the structuring analysis, (ii) certain points regarding the MoneyHero Group’s then current shareholders’ agreement and memorandum and articles of association and (iii) the treatment of CGCL Class A Warrants and CGCL Class C Warrants in the potential business combination transaction.

On January 27, 2023 Kirkland responded to Skadden that the MoneyHero Group (i) was in the process of discussing tax structuring with its tax advisor, (ii) was considering amendments to the MoneyHero Group’s then current shareholders’ agreement and memorandum and articles of association to facilitate the potential business combination transaction and (iii) would discuss the treatment of the CGCL Class A Warrants and CGCL Class C Warrants with the MoneyHero Group’s warrant holders.

On January 30, 2023, a call was held among representatives from Bridgetown, the MoneyHero Group and a potential fairness opinion provider of Bridgetown to discuss the potential business combination transaction. During this call, Shaun Kraft from the MoneyHero Group explained the rationale for the valuation of the MoneyHero Group in its previous financing rounds (including the restructuring in October 2022).

On January 31, 2023, MoneyHero Group provided Bridgetown’s financial and taxation due diligence advisor, KPMG, with access to the VDR, following execution of engagement letters with KPMG.

On February 2, 2023, management of the MoneyHero Group, including Derek Fong, Kenneth Chan, Prashant Aggarwal and Shaun Kraft, gave representatives from Bridgetown a presentation on the business and operations of the MoneyHero Group. Matt Danzeisen and Bridgetown’s business due diligence advisors attended such management presentation. On the same day, Bridgetown emailed Skadden supplemental responses received from the MoneyHero Group on the preliminary legal due diligence request list.

On February 6, 2023, representatives from the MoneyHero Group, including Shaun Kraft, and representatives from Bridgetown and Skadden had a call to discuss the calculations behind the pro forma cap table that the MoneyHero Group had previously provided, including different types of warrants of the MoneyHero Group, the total number of warrants, their respective conversion ratios and exercise conditions.

Also on February 6, 2023, a product demo due diligence session was held among representatives from the MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors. Representatives of the MoneyHero Group, including Rohith Murthy, the then Head of Product of the MoneyHero Group, Prashant Aggarwal, Shaun Kraft and Nawaz Imam, Head of Strategy of the MoneyHero Group, attended the meeting, and presented on various new products of the MoneyHero Group, including “Creatory,” an affiliate platform for content creators, the user journey on SingSaver when comparing and purchasing travel insurance policies, “MoneyHero,” a mobile application for users to complete eKYC and then request instant credit scores and the rewards journey for users on SingSaver.

On February 7, 2023, a technology due diligence session was held among representatives from the MoneyHero Group including Shannon Murphy, Chief Technology Officer of the MoneyHero Group, Shaun Kraft, Prashant Aggarwal, and representatives from Bridgetown and Bridgetown’s business due diligence advisors. Shannon Murphy gave a presentation on, among other things, the MoneyHero Group’s technology strategies, priorities and upcoming projects, infrastructure and architecture, team structure, staffing and function, respective budget for tech and product investment and maintenance.

On February 9, 2023, Skadden followed up with Kirkland on Kirkland’s discussion with the MoneyHero Group’s tax advisor on the structure analysis and the amendment to the MoneyHero Group’s then current shareholders’ agreement. Kirkland responded on the same day that its tax team was still discussing the structure with the MoneyHero Group’s tax advisor. On the same date, Bridgetown also sent the first batch of legal due diligence information requests to the MoneyHero Group. Over the next few months through the time of the joint press release announcing the execution of the Business Combination Agreement, Bridgetown, the MoneyHero Group and their respective legal advisors had discussions on a regular basis regarding the status of legal due diligence.

On February 10, 2023, a marketing due diligence session and an operating data/ KPI walk-through due diligence session was held among Shaun Kraft, Derek Fong and Ryan Ducie, Head of Marketing of the MoneyHero Group, and other representatives of the MoneyHero Group and representatives of Bridgetown and Bridgetown’s business due diligence advisors, and an overview of the MoneyHero Group’s marketing and operating data / KPI was presented. During the marketing due diligence session, Ryan Ducie made a presentation on the MoneyHero Group’s marketing strategies, including among other things, team structure, roles and responsibilities of teams, the primary marketing technology stacks, process-driven growth marketing strategies and approaches, examples of marketing campaigns, automation of lifecycle marketing, content marketing approaches for search engine optimization, traffic volume by brands, data infrastructure and insights available for different departments of the MoneyHero Group. After the marketing due diligence session, the MoneyHero Group’s data analytics team presented an operating data and KPI walk-through session with an overview of the MoneyHero Group’s KPIs system, including sources of data, key metrics being tracked and application of these datasets, and walked through some samples of key metrics being collected, processed, analyzed and reported including total traffic (unique sessions), total unique visits, paid to unpaid unique visits, total apply clicks, paid to unpaid apply clicks, and total to paid users.

On February 15, 2023, Kirkland updated Skadden by email on the proposed treatment of the CGCL Class A Warrants and CGCL Class C Warrants in the potential business combination transaction.

On February 17, 2023, Skadden shared an initial draft of the Business Combination Agreement reflecting the agreed structure of the proposed transaction with Kirkland. The initial draft of the Business Combination Agreement reflected the terms of the executed Second LOI, which included a term sheet. Subsequently, Skadden and Kirkland exchanged multiple drafts of the Business Combination Agreement and other Transaction Documents, the most significant exchanges of which are summarized in more detail below, and in this connection they also held a number of phone discussions regarding the Business Combination Agreement and the other Transaction Documents. Skadden also received comments from DLA and held a conference call on March 9, 2023 to discuss with DLA comments from DLA and the Bridgetown Special Committee on the draft Business Combination Agreement. In connection with these exchanged drafts and discussions, Skadden and Kirkland also had regular contact with their respective clients during this period to keep them apprised of the status of the Business Combination Agreement and related ancillaries and solicit their feedback in connection with the documents. The principal terms of the Business Combination Agreement being negotiated during such time related to, among other things, (i) the structure and the terms of the Initial Merger and the Acquisition Merger, (ii) the scope of representations, warranties, dollar thresholds and interim operating covenants for the parties, as well as the relevant materiality qualifiers, (iii) the applicable pre-closing conditions with respect to the Initial Merger, the Acquisition Merger and approvals, including regulatory approvals, required to consummate the Business Combination, (iv) corporate governance of PubCo following the Business Combination, including the Amended PubCo Articles, (v) the treatment of the CGCL Class A Warrants and CGCL Class C Warrants in the Business Combination and (vi) the definitions of “Company Material Adverse Effect” and “Acquiror Material Adverse Effect.” The parties also negotiated certain terms of the related ancillary documents, such as the Company Holders Support Agreement, Sponsor Support Agreement and Registration Rights Agreement, in conjunction with the Business Combination.

On February 21, 2023, Skadden emailed DLA a copy of the draft Business Combination Agreement.

On February 22, 2023, representatives from the MoneyHero Group’s legal team together with the MoneyHero Group’s Singapore counsel, Rajah & Tann Singapore LLP (“R&T”), connected with Skadden and Bridgetown’s Singapore counsel, Allen & Gledhill LLP (“A&G”) by email regarding the potential requirement for the Monetary Authority of Singapore (“MAS”) to approve closing of the potential business combination transaction given that one of the MoneyHero Group’s subsidiaries is a registered insurance broker in Singapore.

On February 24, 2023, the Bridgetown Special Committee appointed Houlihan Capital as its fairness opinion provider.

Between February 24, 2023 through the time of the Bridgetown Board’s approval of the Business Combination Agreement, representatives of Bridgetown conducted further business, financial and other due diligence with respect to the MoneyHero Group and, over the same period of time, Bridgetown’s legal, business, financial and tax advisors conducted due diligence with respect to the MoneyHero Group, including calls and other exchanges among the relevant parties. During the same period of time, many rounds of due diligence request lists and replies were exchanged among the MoneyHero Group, Bridgetown and Bridgetown’s legal, business, financial and tax advisors. Before reaching the conclusion that it was in the best interests of Bridgetown to approve the proposed business combination transaction, the Bridgetown Board was provided with legal due diligence reports prepared by Bridgetown’s legal advisors of the due diligence process and key due diligence findings of Bridgetown’s legal advisors’ due diligence, and financial and tax due diligence reports from Bridgetown’s financial and taxation advisors regarding key due diligence findings. The due diligence process included, but was not limited to: (i) a comprehensive review of the materials provided in the VDR; (ii) requests for follow-up data and information from the MoneyHero Group, including its responses to due diligence questions; (iii) review of the due diligence reports and negotiated transaction documents provided to Bridgetown; (iv) calls with the MoneyHero Group regarding its business, operations, the preliminary financial projections and technical diligence matters, as well as regarding financial, tax and legal matters, including those related to intellectual property and technology matters, regulatory matters, litigation matters, corporate matters (including material contracts, capitalization and other customary corporate matters), and labor and employment matters; and (v) due diligence reports provided to Bridgetown of key findings with respect to legal due diligence.

On February 26, 2023, DLA provided comments on the Business Combination Agreement, which mainly included, among other things, the revised definitions of certain terms and the revised representations and warranties of the MoneyHero Group.

On March 1, 2023, representatives from Skadden and Kirkland held a conference call to discuss various issues regarding the Business Combination, including but not limited to, the general transaction timeline, the treatment of the CGCL Class A Warrants and CGCL Class C Warrants in the Business Combination, proposed amendments to the MoneyHero Group’s then-current shareholders’ agreement and memorandum and articles of association to facilitate the Business Combination and the approval required by the MAS in relation to the signing of the Business Combination Agreement and closing of the transactions contemplated thereby.

On March 2, 2023, Kirkland provided comments to the Business Combination Agreement to Skadden, which mainly reflected, among other things, (i) the proposed treatment of the CGCL Class A Warrants and CGCL Class C Warrants in the Business Combination, (ii) revised representations and warranties of both parties (including, in particular, representations and warranties relating to the MoneyHero Group’s material contracts, benefit plans, employment matters, real property and intellectual property), (iii) the revised interim operating covenants for both parties, (iv) that the MoneyHero Group and Bridgetown may enter into subscription agreements with investors during the interim period for any PIPE financing in connection with the Business Combination and (v) that the $50 million minimum cash condition should only be a condition precedent to the MoneyHero Group’s obligation to consummate the Business Combination, not a mutual closing condition to both of the MoneyHero Group and Bridgetown.

Also on March 2, 2023, a management introductory call was held among representatives from the MoneyHero Group, Bridgetown and Houlihan Capital (the Bridgetown Special Committee’s fairness opinion provider) to discuss KPIs methodology and its relationship with revenue growth, revenue recognition policies, historical and forecast trends of KPIs such as revenue per application, paid performance spend per paid visit, rewards spend per application for credit cards and personal loans in different markets, historical and forecast human resources and tech & product costs, capitalized tech and product costs, cost optimization strategies to achieve EBITDA break-even, historical and forecast EBITDA and EBITDA margins, depreciation and amortization schedules for maintenance and incremental capital expenditure.

On March 3, 2023, a financial modelling call was held among the MoneyHero Group, Bridgetown, Bridgetown’s business due diligence advisors and Houlihan Capital. During such call, Prashant Aggarwal, Derek Fong and Shaun Kraft from the MoneyHero Group attended and discussed with Bridgetown’s business due diligence advisors the KPI methodology, its relationship with revenue growth, revenue recognition policies, historical and forecast trends of KPIs such as revenue per application, paid performance spend per paid visit, rewards spend per application for credit cards and personal loans in different markets, historical and forecast human resources and technology and product costs, capitalized technology and product costs, cost optimization strategies to achieve EBITDA break-even, historical and forecast EBITDA and EBITDA margins, depreciation and amortization schedules for maintenance and incremental expenditure.

On March 6, 2023, MoneyHero Group sent Bridgetown the latest financial update for the 4th quarter of 2022.

On March 7, 2023, a meeting was held between representatives from Bridgetown and the MoneyHero Group regarding the MoneyHero Group’s pro forma capitalization table, including the calculation for the ESOP plan and the treatment of certain CGCL Class C Warrants held by PMIL in the Business Combination.

On March 8, 2023, a second financial modelling call was held among representatives from the MoneyHero Group, Bridgetown, Bridgetown’s business due diligence advisors and Houlihan Capital. Prashant Aggarwal, Derek Fong and Shaun Kraft attended the call to discuss further questions, including but not limited to, historical volatility in quarterly revenue per application in different markets, historical volatility in number of website visits to personal loan products in different markets, impact of interest rate hikes on personal loan products in different markets, growth strategies for Taiwan and the Philippines markets for personal loan products, impact of an international bank selling its consumer bank businesses in the Philippines, Taiwan and Malaysia on personal loan products, historical and forecast trends of view-to-apply ratio and other conversion metrics, differences in insurance product structures in different markets, revenue growth at the “Creatory” platform and revenue contribution by different markets and historical cashflow items.

On March 9, 2023, Skadden received comments from DLA on the draft Business Combination Agreement, following which representatives from Skadden and DLA held a conference call to discuss the Bridgetown Special Committee’s positions with respect to the draft Business Combination Agreement.

On March 14, 2023, a financial due diligence call among representatives from the MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors was held to discuss high priority financial due diligence items, including among other things, historical trends of KPIs in different markets, reconciliation between management accounts and audit reports, breakdown of various balance sheet items, historical trends of technology costs, trade receivables and payable aging, and past and existing employee incentive programs.

Also on March 14, 2023, an auditor due diligence call was held among representatives from Bridgetown, the MoneyHero Group’s tax advisor and Bridgetown’s business due diligence advisors to discuss items including but not limited to past audits and processes, accounting treatment, revenue accruals, and the PCAOB audit and process.

Also on March 14, 2023, Kirkland emailed Skadden an initial draft of the (i) CGCL Class A Warrant Supplemental Deed, (ii) CGCL Class C Warrant Supplemental Deed, (iii) PubCo Class A Warrant Instrument and (iv) PubCo Class C Warrant Instrument. These deeds and instruments are needed to enable the assumption by PubCo of the CGCL Class A Warrants and CGCL Class C Warrants in connection with the Business Combination. Since March 14, 2023, Kirkland and Skadden exchanged multiple drafts of these deeds and instruments until they were finalized and executed shortly prior to signing of the Business Combination Agreement.

On March 15, 2023, representatives from Skadden and Kirkland held a conference call to discuss various issues regarding the draft Business Combination Agreement, including, among other things, (i) Bridgetown’s transaction expenses and working capital loans, (ii) amendments to the MoneyHero Group’s then-current shareholders’ agreement and (iii) the required approvals by shareholders of the MoneyHero Group for the proposed Business Combination.

Also on March 15, 2023, Kirkland emailed Skadden an initial draft of the MoneyHero Group’s amended and restated shareholders’ agreement. Since then, Kirkland and Skadden exchanged multiple drafts of the MoneyHero Group’s amended and restated shareholders’ agreement until such agreement was executed on April 14, 2023.

On March 16, 2023, a financial due diligence call was held among representatives from the MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors. Shaun Kraft and Derek Fong from the MoneyHero Group attended the call to discuss items relating to, including, among others, customer relationships, historical KPIs trends, drivers for operating expenses and staff costs, outstanding commitments or contingent liabilities, one-off items and IPO-related expenses and IT capex capitalization policy.

On March 17, 2023, Kirkland emailed Skadden with respect to the MAS approval that certain parties involved in the proposed Business Combination (including PubCo and Sponsor) may need to obtain for the purposes of entering into the Business Combination Agreement and consummating the transactions contemplated thereby.

Also on March 17, 2023, a commercial, business development and sales due diligence session was held among representatives from Bridgetown, the MoneyHero Group, Bridgetown’s business due diligence advisors and Houlihan Capital during which the MoneyHero Group’s sales and commercial team gave a presentation on the MoneyHero Group’s commercial strategy which covered commercial organizational structure, key commercial business drivers including enterprise sales methodology, account management, integrated value chain, deal development and team elements, and product organization optimization. The presentation was then followed by a Q&A session. Matt Danzeisen, Prashant Aggarwal, Shaun Kraft, Derek Fong, Rohith Murphy and other representatives from the MoneyHero Group attended this meeting.

On March 21, 2023, representatives from Bridgetown, the MoneyHero Group, Kirkland, Skadden, R&T and A&G exchanged emails on the draft submission to the MAS for the required approval for the parties to enter into the Business Combination Agreement.

On March 22, 2023, a call between representatives from the MoneyHero Group and Bridgetown was held to discuss structure of the Business Combination, including, among others, the forfeiture of the sponsor promote, pro forma cash to PubCo, deal expenses and use of proceeds. Daniel Wong from Bridgetown and Derek Fong and Kenneth Chan from the MoneyHero Group attended this meeting.

Also on March 22, 2023, Bridgetown sent MoneyHero Group follow-up queries from Houlihan Capital, and the MoneyHero Group sent Bridgetown replies to such queries on the same date.

Also on March 22, 2023, Kirkland emailed Skadden an initial draft of the Company Holders Support Agreement, which proposed, among other things, that certain existing major shareholders of the MoneyHero Group should (i) vote all shares of the MoneyHero Group held by them in favor of the proposed Business Combination and against any proposals that would result or would be reasonably be expected to result in the failure of the proposed Business Combination to be consummated, (ii) subject to certain exceptions, not transfer any shares of the MoneyHero Group held by such shareholders before consummation of the Business Combination and (iii) subject to certain exceptions, not transfer any shares of PubCo for the period specified therein after closing of the Business Combination. Multiple drafts of the Company Holders Support Agreement were exchanged between Kirkland and Skadden through May 25, 2023.

Also on March 22, 2023, R&T circulated to Bridgetown, the MoneyHero Group, Kirkland, Skadden and A&G the copy of an email sent to the MAS for the approval to enter into the Business Combination Agreement. On March 23, 2023, R&T circulated to Bridgetown, the MoneyHero Group, Kirkland, Skadden and A&G a copy of an email from the MAS indicating its “no objections” for the parties to enter into the Business Combination Agreement. However, such approval does not cover consummation of the Business Combination for which approval is pending and a condition to closing of the Business Combination.

On March 23, 2023, a second commercial, business development and sales due diligence session was held among representatives from the MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors to discuss follow-up questions, including but not limited to, user profiles, user acquisition strategies, organic traffic generated by the brands, cross user acquisition across channels, value created by the MoneyHero Group to its bank clients, pricing strategies, competition in different markets, campaign strategies in different markets, customer concentration, market conditions and landscapes in different markets.

Also on March 23, 2023, Skadden emailed Kirkland a revised draft of the Business Combination Agreement and a copy of the draft Registration Rights Agreement. Skadden also shared the revised draft of the Business Combination Agreement with DLA on the same day.

On March 24, 2023, Skadden separately emailed Kirkland and DLA a slightly revised draft of the Business Combination Agreement. Such revised drafts of the Business Combination Agreement mainly reflected, among other things, (i) revised representations and warranties of the parties (including, in particular, representations and warranties relating to the MoneyHero Group’s material contracts, benefit plans, employment matters, real property and privacy and cybersecurity), (ii) revised interim operating covenants of the MoneyHero Group and (iii) the additional closing condition that the relevant parties obtain the MAS approval required for consummating the Business Combination.

Also on March 24, 2023, the second marketing due diligence session was held among the MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors to discuss follow-up questions, including, among others, the relationship between growth and repeat purchase rate and performance spend per paid visit, user data tracking and crawling capabilities, search engine optimization strategies, drivers for organic visits and growth areas for organic channels.

On March 27, 2023, Kirkland provided comments on the draft Registration Rights Agreement to Skadden, which mainly included, among other things, the length of the period within which PubCo shall keep the registration statement for a shelf registration on Form F-1 effective.

Also on March 27, 2023, representatives from Skadden and DLA held a conference call to discuss the Bridgetown Special Committee’s positions with respect to the draft Business Combination Agreement which mainly included, among other things, the possibility of seeking a waiver for the MAS approval, confirmation on the transaction structure, inclusion of Sponsor reimbursement arrangements for certain Bridgetown transaction expenses and comments on certain representations and warranties.

On March 28, 2023, Skadden and Kirkland exchanged emails about comments on the draft Company Holders Support Agreement, Sponsor Support Agreement, Assignment, Assumption and Amendment Agreement and the Registration Rights Agreement. On the same date, Skadden also shared with Kirkland a summary of the Sponsor’s forward purchase agreement with an entity affiliated with Thiel Capital.

Also on March 28, 2023, Kirkland sent Skadden an initial draft of the amended memorandum and articles of association of the MoneyHero Group, which was prepared based upon the near-final draft of the MoneyHero Group’s amended and restated shareholders’ agreement. Since then, Kirkland and Skadden exchanged multiple drafts of the amended memorandum and articles of association of the MoneyHero Group until such amended memorandum and articles of association were adopted by the shareholders of the MoneyHero Group on April 14, 2023.

Also on March 28, 2023, Skadden emailed DLA drafts of the various ancillary documents, including Sponsor Support Agreement, Company Holders Support Agreement, amended memorandum and articles of association of the MoneyHero Group, CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed, PubCo Class A Warrant Instrument, PubCo Class C Warrant Instrument, Assignment, Assumption and Amendment Agreement, Registration Rights Agreement and the amended shareholders’ agreement of the MoneyHero Group.

On March 29, 2023, Skadden provided comments on the Company Holders Support Agreement to Kirkland which mainly reflected, among other things, that shareholders who are parties to such Company Holders Support Agreement would also be bound by certain confidentiality and publicity restrictions under the Confidentiality Agreement and the Business Combination Agreement.

Also on March 29, 2023, Bridgetown’s business due diligence advisor and the MoneyHero Group had an in-person modelling session in the MoneyHero Group’s office in Singapore to review and discuss the scenario-based modeling analysis of Bridgetown’s business due diligence advisor with a focus on the implications of certain macro-economic downturns and the MoneyHero Group’s feedback on such analysis. Shaun Kraft, Prashant Aggarwal and other representatives from the MoneyHero Group attended this meeting.

On March 30, 2023, Kirkland provided comments on the revised draft of the Business Combination Agreement to Skadden, which mainly reflected, among other things, (i) the updated treatment of the CGCL Class A Warrants and CGCL Class C Warrants in the Business Combination, (ii) revised representations and warranties of both parties (including, in particular, representations and warranties relating to the MoneyHero Group’s material contracts, real property and intellectual property) and (iii) the revised interim operating covenants of the MoneyHero Group.

On March 31, 2023, Skadden shared Kirkland’s revised draft of the Business Combination Agreement with DLA. On the same day, Kirkland emailed Skadden a revised draft of the Company Holders Support Agreement and an initial draft of the MoneyHero Group’s disclosure letter. Since then, Kirkland and Skadden exchanged multiple drafts of the MoneyHero Group’s disclosure letter until such disclosure letter was finalized shortly before signing of the Business Combination Agreement.

During the period between March 31, 2023 to April 18, 2023, Bridgetown’s advisors conducted diligence interviews with six of the MoneyHero Group’s key financial institution clients and one business partner for the MoneyHero Group’s mobile application.

On April 1, 2023 and April 2, 2023, Kirkland provided comments on the Sponsor Support Agreement and the Registration Rights Agreement to Skadden, which mainly provided, among other things, that (i) the PubCo Sponsor Warrants to be acquired by the Sponsor in connection with the proposed Business Combination shall also become subject to a 12-month lock-up from Closing and (ii) several other drafting comments.

On April 3, 2023, Skadden emailed Kirkland a revised draft of the Registration Rights Agreement, which mainly provided clarification on the end of the period within which PubCo shall keep the registration statement for a shelf registration on Form F-1.

On April 4, 2023, Skadden circulated to Kirkland (i) a revised draft of the Company Holders Support Agreement with comments, which mainly provided that the PubCo Warrants acquired by the existing shareholders of the MoneyHero Group in connection with the proposed Business Combination shall also become subject to a 12-month lock-up from closing; and (ii) a revised draft of the Sponsor Support Agreement with comments mainly on the scope of PubCo securities held by Sponsor that would become subject to lock-up after closing of the Business Combination.

Also on April 4, 2023 and following the modelling session on March 29, 2023, the MoneyHero Group sent Bridgetown’s business due diligence advisor the refined financial projections (on a stand-alone basis) reflecting discussions between the MoneyHero Group and Bridgetown between March 3, 2023 and March 29, 2023. Such refined financial projections reflected the deployment of approximately US$5 million raised by the MoneyHero Group in the fourth quarter of 2022 into investment initiatives that had not been factored into the prior projections because they had only recently been approved.

On April 5, 2023, the MoneyHero Group sent Bridgetown further refined financial projections (on a pro forma basis) reflecting a new assumption that more than US$50 million cash from the Trust Account (after taking into account redemptions by Bridgetown’s shareholders) would be available to the MoneyHero Group upon closing of the proposed Business Combination.

On April 11, 2023, Skadden emailed Kirkland a revised draft of the Business Combination Agreement, which mainly reflected, among other things, (i) that certain outstanding Working Capital Loans will be capitalized for PubCo Class A Ordinary Shares at the closing of the Initial Merger, (ii) the revised representations and warranties relating to the MoneyHero Group’s intellectual property, major vendors and customers and material contracts and (iii) the revised interim operating covenants of the MoneyHero Group.

Also on April 11, 2023, Daniel Wong of Bridgetown reached out to Kenneth Chan and Derek Fong of the MoneyHero Group to discuss the possibility of revising the valuation down from the $240 million reflected in the LOI to $160 million based upon diligence sessions with the MoneyHero Group, prevailing market values of selected trading comparable companies and the draft fairness opinion of Houlihan Capital. The MoneyHero Group did not agree to any particular changes in valuation at this time.

On April 12, 2023, a call between representatives from the MoneyHero Group and Bridgetown was held to discuss the valuation methodology adopted by Houlihan Capital.

On April 14, 2023, a call between the MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors was held to discuss refining the financial projections of the MoneyHero Group, taking into account assumptions based upon Bridgetown’s business due diligence advisors’ comments and a potential strategic investment deployment. Daniel Wong from Bridgetown and Prashant Aggarwal, Shaun Kraft, Derek Fong and Kenneth Chan from the MoneyHero Group attended this meeting.

On April 17, 2023, the MoneyHero Group sent Bridgetown and its business due diligence advisors the refined financial projections (on a stand-alone basis) based on the parties’ discussion on April 14, 2023. On the same day, a call was held among representatives from the MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors to discuss such refined financial projections, comparison of comparable companies, pro-forma financial projections of the MoneyHero Group (taking into account the Business Combination and a potential strategic investment deployment) and cash-flow analyses based on different macro scenarios (both on a stand-alone and a pro forma basis). Daniel Wong from Bridgetown and Derek Fong,

Kenneth Chan, Prashant Aggarwal and Shaun Kraft from the MoneyHero Group attended this call. Subsequent to the call, Bridgetown sent such refined financial projections to Houlihan Capital for purposes of their review in connection with their fairness opinion.

Also on April 17, 2023, Kirkland emailed Skadden a revised draft of the Business Combination Agreement and Skadden shared the same with DLA on the same day. Such revised draft of the Business Combination Agreement mainly reflected, among other things, (i) the updated treatment of the CGCL Class C Warrants in the Business Combination, (ii) the conversion of the Existing Call Option into the PubCo Call Option in connection with the Business Combination and (iii) the revised representations and warranties relating to the MoneyHero Group’s material contracts and employment matters. Such revised draft of the Business Combination Agreement also highlighted that certain key commercial terms, including the exchange ratio for the purposes of exchanging the shares of the MoneyHero Group into PubCo Class A Ordinary Shares in connection with the Business Combination, the capitalization of the Working Capital Loans and certain interim operating covenants of the MoneyHero Group, were subject to further discussion between the MoneyHero Group and Bridgetown.

On April 18, 2023, a call was held among representatives from Bridgetown, the MoneyHero Group and Houlihan Capital regarding the refined financial projections and comparable company analysis. Derek Fong, Kenneth Chan, Prashant Aggarwal and Shaun Kraft attended this call and explained to Houlihan Capital the refined financial projections and comparison of comparable companies.

Also on April 18, 2023, Skadden emailed Kirkland a revised draft of the Business Combination Agreement which provided, among other things, that (i) Bridgetown, Sponsor, PubCo and the MoneyHero Group would enter into the Working Capital Loan Capitalization Agreement to document the proposed capitalization of certain Working Capital Loans and (ii) Sponsor and BTN Investments LLC would deliver the Fee Letter to PubCo and the MoneyHero Group to document the proposed arrangements that Sponsor and BTN Investments LLC would reimburse the MoneyHero Group for certain transaction expenses to be settled by PubCo at the Acquisition Merger Closing if the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Merger Closing falls below a certain threshold amount.

Also on April 18, 2023, Bridgetown sent Houlihan Capital a draft pro-forma capitalization table from the MoneyHero Group reflecting a pre-money enterprise value of $240 million for the MoneyHero Group, which was prepared by the MoneyHero Group in light of Houlihan Capital’s development of indications of value for MoneyHero Group.

Also on April 18, 2023, Skadden emailed Kirkland an initial draft of the Bridgetown disclosure letter. Between April 18, 2023 and April 26, 2023, Kirkland and Skadden exchanged several revised drafts of the Bridgetown disclosure letter until such letter was generally in agreed form on April 26, 2023.

On April 19, 2023, Kirkland sent Skadden drafts of (i) the PubCo Call Option Agreement for the conversion of the Existing Call Option into the PubCo Call Option in connection with the Business Combination and (ii) the second supplemental deed in relation to the MoneyHero Group’s existing loan note deed poll for the purposes of allowing it to prepay certain unsecured loans contemplated thereby in connection with the Business Combination. Thereafter, Kirkland and Skadden exchanged multiple drafts of such PubCo Call Option Agreement and the second supplemental deed, until the draft of these instruments were finalized and executed concurrently with the execution of the Business Combination Agreement.

On April 20, 2023, Kirkland sent Skadden a revised draft of the Business Combination Agreement, comments on the Working Capital Loan Capitalization Agreement and a draft of PubCo’s second amended and restated memorandum and articles of association. Such revised draft of the Business Combination Agreement mainly reflected, among other things, (i) the MoneyHero Group’s dormant subsidiaries in Indonesia and Thailand would be excluded from the scope of the MoneyHero Group’s subsidiaries for the purposes of the MoneyHero Group’s representations and warranties, (ii) comments on certain tax matters relating to the MoneyHero Group,

Bridgetown and the Business Combination and (iii) the revised interim operating covenants of the MoneyHero Group. Since April 20, 2023, Kirkland and Skadden exchanged multiple drafts of PubCo’s second amended and restated memorandum and articles of association, until such document was in agreed form on May 25, 2023.

During April 20 and April 21, 2023, Kirkland and Skadden exchanged emails regarding certain major outstanding commercial points of the transaction, which included, among other things, (i) the exchange ratio for the purposes of exchanging the shares of the MoneyHero Group into PubCo Class A Ordinary Shares in connection with the Business Combination, (ii) the MoneyHero Group’s interim operating covenants, (iii) the treatment of the MoneyHero Group’s dormant subsidiaries in Indonesia and Thailand in the context of the MoneyHero Group’s representations and warranties in the Business Combination Agreement and (iv) the draft Working Capital Loan Capitalization Agreement.

Also on April 20, 2023, Skadden sent Kirkland a revised draft of the Working Capital Loan Capitalization Agreement, in which Kirkland’s comments in the last draft were generally accepted and Skadden proposed a few minor drafting comments.

On April 21, 2023, Skadden sent DLA a working draft of this proxy statement/prospectus for DLA’s input. On the same date, Kirkland also sent Skadden a revised draft of the Registration Rights Agreement. Over the next few days, Skadden, Kirkland and the MoneyHero Group exchanged emails on the key terms of PubCo’s post-closing equity incentive plan.

On April 21, 2023, the MoneyHero Group uploaded to the VDR the finalized financial projections (on a stand-alone basis) which were consistent with the refined financial projections that the MoneyHero Group shared and discussed with Bridgetown on April 17, 2023. For further details about such financial projections (on a stand-alone basis), see “—Certain Projected Financial Information” in this proxy statement/prospectus.

Also on April 21, 2023, Kirkland sent Skadden an initial draft of the form of the loan note to be issued by PubCo upon exercise of the PubCo Call Option.

On April 23, 2023, Daniel Wong of Bridgetown communicated the revised valuation of $200 million to Prashant Aggarwal and Kenneth Chan of the MoneyHero Group, after considering the MoneyHero Group’s latest forecasts and further due diligence sessions with the MoneyHero Group and discussions with Houlihan Capital on their draft fairness opinion.

On April 24, 2023, Skadden sent Kirkland a revised draft of the Working Capital Loan Capitalization Agreement which mainly reflected comments to address tax matters in connection with the capitalization of the Working Capital Loans.

On April 25, 2023, Skadden sent Kirkland initial drafts of the Non-Redemption Deed and the Fee Side Letter. On the same day, Kirkland sent Skadden comments on the draft Working Capital Loan Capitalization Agreement and a revised draft of the Registration Rights Agreement.

On April 26, 2023, Bridgetown and the MoneyHero Group had a teleconference to discuss, among other things, certain outstanding commercial issues in connection with the Business Combination, including (i) the exchange ratio for the purposes of exchanging the shares of MoneyHero Group into PubCo Class A Ordinary Shares in connection with the Business Combination, (ii) certain of the MoneyHero Group’s interim operating covenants, (iii) the treatment of the MoneyHero Group’s dormant subsidiaries in Indonesia and Thailand in the context of the MoneyHero Group’s representations and warranties in the Business Combination Agreement and (iv) the maximum amount of outstanding Working Capital Loans to be capitalized in connection with the Business Combination.

On April 27, 2023, Skadden sent Kirkland a revised draft of the Business Combination Agreement and the Working Capital Loan Capitalization Agreement. Such revised draft of the Business Combination Agreement mainly reflected, among other things, (i) Bridgetown’s proposed exchange ratio for the purposes of exchanging the shares of MoneyHero Group into PubCo Class A Ordinary Shares in connection with the Business Combination, (ii) that the aggregate amount of Working Capital Loans to be capitalized in connection with the Business Combination Agreement would be capped at $5 million (subject to such increases as may be agreed in writing by Bridgetown and the MoneyHero Group), (iii) comments on certain tax-related representations and warranties of Bridgetown and the MoneyHero Group and (iv) comments on certain interim operating covenants of the MoneyHero Group.

Also on April 27, 2023, Kirkland sent Skadden a revised draft of the Sponsor Support Agreement which mainly reflected comments on certain of PubCo’s tax covenants relating to the period after closing of the Business Combination Agreement.

On April 28, 2023, Skadden sent Kirkland a revised draft of the Sponsor Support Agreement and an initial draft of the instruction letter from certain Bridgetown directors and advisers directing PubCo to convert the PubCo Class B Ordinary Shares to be received by them at the Initial Merger Closing to PubCo Class A Ordinary Shares following the Acquisition Merger.

Also on April 28, 2023, Kirkland sent the MoneyHero Group a revised draft of the Business Combination Agreement, which mainly reflected, among other things, (i) the exchange ratio for the purposes of exchanging the shares of the MoneyHero Group into PubCo Class A Ordinary Shares in connection with the Business Combination remained subject to further discussion between the MoneyHero Group and Bridgetown and (ii) comments on certain of the MoneyHero Group’s interim operating covenants.

Also on April 28, 2023, the MoneyHero Group sent to Bridgetown the draft audited financial statements prepared in accordance with the standards of PCAOB for the financial years ended December 31, 2021 and 2022, together with the presentation materials from KPMG and the MoneyHero Group’s management to the audit committee of the MoneyHero Group.

Also on April 28, 2023, Skadden shared with Kirkland an initial draft of the Share Conversion Instruction Letter based on Bridgetown’s proposal that each of John R. Hass, Samuel Altman, In Joon Hwang and Kenneth Ng would sign a letter instructing PubCo to convert the PubCo Class B Ordinary Shares to be received by such individuals in connection with the Business Combination into PubCo Class A Ordinary Shares immediately following the Acquisition Merger. Such proposal and the draft of the Share Conversion Instruction Letter were agreed to by the MoneyHero Group.

Between May 1, 2023 and May 6, 2023, Kirkland and Skadden exchanged multiple emails with respect to the status of the commercial arrangements contemplated by the Fee Side Letter.

On May 2, 2023, an all-hands call was held among Bridgetown, the MoneyHero Group, representatives from Skadden and Kirkland to discuss the project progress, including outstanding issues for all transaction documents, the transaction timetable and outstanding due diligence items. Thereafter, such status calls were held generally twice a week among Bridgetown, the MoneyHero Group, representatives from Skadden and Kirkland for the parties to discuss and update the progress of the transaction documents, the due diligence exercise, progress of the financial statements and other financial-related information to be disclosed in this proxy statement/prospectus, and the progress of the relevant filings with the SEC in connection with the Business Combination.

Also on May 2, 2023, Kirkland confirmed to Skadden via email that they had no further comments to the revised draft Sponsor Support Agreement, and Kirkland also sent Skadden a revised draft of the Company Disclosure Letter.

Also on May 2, 2023, Daniel Wong of Bridgetown proposed to Kenneth Chan and Derek Fong of the MoneyHero Group a mechanism for clawing back shares to the MoneyHero Group’s existing shareholders tied to PubCo’s post-closing share price.

On May 3, 2023, Skadden emailed Kirkland a revised draft of the Sponsor Support Agreement which mainly included drafting comments on the representations and warranties of the respective contracting parties for consistency with the draft Business Combination Agreement.

On May 5, 2023, a call was held among Bridgetown, the MoneyHero Group and their respective counsel and auditors to discuss the timeline for review and confirmation of audited and pro-forma financials to be contained in this proxy statement/prospectus.

Also on May 5, 2023, Daniel Wong of Bridgetown and Kenneth Chan and Derek Fong of the MoneyHero Group held a meeting. Daniel Wong was informed that the MoneyHero Group Board would like to have all existing holders of the MoneyHero Group’s preference shares to hold PubCo Preference Shares instead of PubCo Class A Ordinary Shares. They also discussed the complexity and potential market reaction to such preference share conversion/structure after the Business Combination and a revised step-up mechanism for clawback shares tied to PubCo’s post-closing share price.

On May 7, 2023, Daniel Wong of Bridgetown and Martin Baumann, a director of the MoneyHero Group, held a meeting and agreed to withdraw the step-up clawback mechanism but proposed instead a rebate of certain Sponsor shares to existing equityholders of the MoneyHero Group that is also tied to PubCo’s post closing share price.

On May 8, 2023, Daniel Wong of Bridgetown and Derek Fong and Kenneth Chan of the MoneyHero Group held a meeting, at which Bridgetown proposed that the promote shares subject to rebate for the pre-closing equity holders of the MoneyHero Group would be 50.1% of the shares held by Sponsor after any settlement with the FWD Parties under the Non-Redemption Deeds.

On May 9, 2023, Kirkland sent Skadden a revised draft of the Business Combination Agreement reflecting that immediately following the Acquisition Effective Time, all PubCo Class A Ordinary Shares originally exchanged from the MoneyHero Group’s preference shares shall be automatically designated as PubCo Preference Shares.

On May 10, 2023, Kirkland sent Skadden a revised draft of PubCo’s second amended and restated memorandum and articles of association to specify the terms of the PubCo Preference Shares, including, among other things, that the PubCo Preference Shares will (i) be entitled to liquidation preference upon a liquidation or winding up of PubCo that generally mirrors the current economic interest of the MoneyHero Group’s preference shares upon a liquidation or winding up of the MoneyHero Group, (ii) be convertible into PubCo Class A Ordinary Shares on a one-for-one basis, subject to customary anti-dilution adjustments, (iii) carry voting rights on an as-converted basis, (iv) be entitled to dividends on an as-converted basis, ranking pari passu with PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares and (v) not transferrable without PubCo’s prior consent unless they are first converted into PubCo Class A Ordinary Shares.

On May 11, 2023, Skadden sent Kirkland comments on the revised draft of PubCo’s second amended and restated memorandum and articles of association, which mainly provided, among other things, drafting comments to clarify the provisions about the anti-dilution protection, conversion right, liquidation preference and right to dividends of the PubCo Preference Shares. On the same date, Kirkland sent Skadden a further revised draft of PubCo’s second amended and restated memorandum and articles of association, in which Kirkland generally accepted Skadden’s comments and made certain additional drafting comments.

Also on May 11, 2023, Skadden and Kirkland exchanged minor drafting comments on the draft Business Combination Agreement with respect to the definition of PubCo Preference Shares.

Between May 11, 2023 and May 18, 2023, Skadden and Kirkland exchanged multiple drafts of the Business Combination Agreement mainly to address minor drafting comments on the definition of PubCo Preference Shares and the updated information about the MoneyHero Group’s share capital.

On May 12, 2023, the MoneyHero Group sent Bridgetown a revised pro-forma capitalization table reflecting a pre-money enterprise value of $200 million for MoneyHero Group, which was prepared by MoneyHero Group in light of Houlihan Capital’s development of indications of value for the MoneyHero Group.

Between May 12, 2023 and May 15, 2023, Skadden and Kirkland exchanged multiple drafts of the Fee Side Letter to address comments on the maximum amount of reimbursement that the MoneyHero Group would be entitled to under the Fee Side Letter, as well as other drafting comments.

On May 13, 2023 and based upon the discussion between Bridgetown and the MoneyHero Group on May 8, 2023 with respect to the rebate shares arrangement in favor of the pre-closing equity holders of the MoneyHero Group, Skadden sent Kirkland an updated draft of the Sponsor Support Agreement with updates about certain arrangements in relation to the Non-Redemption Deeds, including in certain circumstances set forth in the Sponsor Support Agreement, among other things, (i) the voluntary surrender of certain PubCo Ordinary Shares for forfeiture by the Sponsor at nil consideration after it has fully discharged its obligations under the Non-Redemption Deeds and (ii) upon any such surrender and forfeiture, the issuance by PubCo of the corresponding amount of PubCo Class A Ordinary Shares at nil consideration to the former equity holders on a pro rata basis as specified on a schedule to be delivered by the MoneyHero Group to PubCo and Sponsor and acceptable to Sponsor at or prior to the Acquisition Effective Time.

On May 15, 2023, Skadden sent Kirkland an initial draft of the form of Non-Redemption Deeds. Between May 15 and May 25, 2023, Skadden and Kirkland exchanged multiple drafts of the form of Non-Redemption Deeds, until such form was finalized on May 25, 2023.

On May 15, 2023, Skadden sent Kirkland comments on the Company Disclosure Letter and sent an updated draft form of the Non-Redemption Deeds and a revised draft of the Fee Side Letter. On the same day, Kirkland sent Skadden a revised draft of this proxy statement/prospectus, Plan of Acquisition Merger and comments on the draft Sponsor Support Agreement.

On May 16, 2023, Kirkland sent Skadden an updated draft of the Company Disclosure Letter, PubCo Charter, Plan of Initial Merger, Plan of Acquisition Merger, form of post-closing articles of the surviving subsidiary and form of post-closing articles of the surviving company.

On May 17, 2023, Skadden sent Kirkland updated draft Business Combination Agreement and comments on the Company Disclosure Letter. Kirkland sent Skadden revised drafts of the Registration Rights Agreement and the PubCo Call Option Agreement. On the same day, Skadden shared with DLA the latest draft of the Business Combination Agreement and its exhibits.

On May 18, 2023, Kirkland and Skadden exchanged multiple drafts of the Business Combination Agreement. On the same day and after Bridgetown’s discussion with its legal counsels on the feasibility of various Sponsor promote forfeiture options, Daniel Wong of Bridgetown communicated the proposed clawback promote mechanism (being the forfeiture of 2,000,000 Sponsor promote shares if the share price does not reach $10.00) with Kenneth Chan of the MoneyHero Group. Given there was no material change in the rebate terms previously discussed between Bridgetown and the MoneyHero Group, the MoneyHero Group accepted the proposal.

On May 19, 2023, Skadden sent Kirkland updated drafts of the Form 8-K, the Sponsor Support Agreement and the Fee Side Letter and comments on this proxy statement/prospectus. The revised draft of the Sponsor Support Agreement mainly contemplated that the Sponsor would subject 2,000,000 PubCo Class B Ordinary Shares to be issued to it pursuant to the Business Combination to potential forfeiture, with such potential forfeiture lapsing if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing equals or exceeds $10.00 per share, determined in accordance with the terms and conditions of the Sponsor Support Agreement. The revised draft Fee Side Letter mainly contemplated a slightly updated formula in determining the amount of reimbursement that the

MoneyHero Group would be entitled to if the aggregate amount of cash in the Trust Account is less than $82 million but equal to or more than $79 million.

On May 20, 2023, Kirkland sent Skadden revised drafts of the PubCo Charter and Business Combination Agreement, which increased the board size to up to nine members and changed the committee compositions.

On May 21, 2023, Skadden and Kirkland exchanged drafts of the Company Holders Support Agreement and the Sponsor Support Agreement. Skadden also sent Kirkland revised drafts of the Business Combination Agreement, Acquiror Disclosure Letter, form of Non-Redemption Deed, comments on the PubCo Charter and a summary of the amended and restated forward purchase agreement that Sponsor will enter into with BTN Investments LLC.

On May 22, 2023, Kirkland sent Skadden the consents received from a sufficient number of warrant holders to approve the amendments to the CGCL Class A Warrant Instrument and CGCL Class C Warrant Instrument contemplated by the Business Combination Agreement.

Between May 22, 2023 and May 25, 2023, Skadden and Kirkland exchanged multiple drafts of the Company Holders Support Agreement, Sponsor Support Agreement and Working Capital Loan Capitalization Agreement. During the same period, Skadden also sent Kirkland multiple drafts of the revised form of the Non-Redemption Deeds.

On May 23, 2023, Skadden and Kirkland exchanged comments on and drafts of various transaction documents including the Business Combination Agreement, Company Holders Support Agreement, Sponsor Support Agreement and Non-Redemption Deeds.

On May 24, 2023, the Bridgetown Special Committee held a meeting by video teleconference. Matt Danzeisen, John R. Hass and In Joon Hwang attended as members of the Bridgetown Special Committee. Samuel Altman did not participate in the meeting due to his travel schedule. Representatives from DLA, Houlihan Capital and TTA also attended. At the Bridgetown Special Committee meeting, the Bridgetown Special Committee (i) listened to the presentation by Houlihan Capital regarding its fairness opinion on the proposed Business Combination and other transactions related thereto. Houlihan Capital presented to the Bridgetown Special Committee a financial presentation regarding the valuation of the MoneyHero Group and its oral opinion that the Business Combination as of the date hereof and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in its fairness opinion, the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view, see section titled “—Opinion of Houlihan Capital,” (ii) listened to the presentation by Mr. Matt Danzeisen regarding a summary of the key commercial terms of the Business Combination, overview of the MoneyHero Group, summary of the key due diligence findings and valuation and comparables of the MoneyHero Group, noting the reasons to support the Business Combination as well as the material negative factors against approving or recommending the Business Combination; (iii) listened to DLA regarding an overview of the material terms of the final drafts of the Business Combination Agreement and the ancillary documents related thereto and addressed the questions of the Bridgetown Special Committee in relation thereto, (iv) listened to TTA regarding an overview of the material terms of the final draft of the Plan of Initial Merger and an overview of the fiduciary duties of the Bridgetown Special Committee and the Bridgetown Board with regards to the Business Combination and related transactions under Cayman law, and then addressed the questions of the Bridgetown Special Committee in relation thereto, and (v) adopted the resolutions approving the Business Combination Agreement and the ancillary documents related thereto (including the Plan of Initial Merger) and the transactions contemplated by the Business Combination Agreement and the documents contemplated thereby. See “—Bridgetown Special Committee’s Reasons for the Business Combination” for additional information related to the factors considered by the Bridgetown Special Committee in approving the Business Combination.

Also on May 24, 2023, the MoneyHero Group Board approved the MoneyHero Group to enter into the Business Combination Agreement and other ancillary transaction documents, as well as other corporate matters in connection with the Business Combination.

Also on May 24, 2023, Skadden and Kirkland exchanged comments on and final forms of the various transaction documents.

On May 25, 2023, representatives of Bridgetown, the MoneyHero Group, Kirkland and Skadden had a call to discuss mechanics for signing and announcement of the Proposed Business Combination.

Additionally on May 25, 2023, the respective directors of PubCo, Bridgetown Merger Sub and CGCL Merger Sub also approved PubCo, Bridgetown Merger Sub and CGCL Merger Sub’s respective entry into the Business Combination Agreement, and each of the respective shareholders of PubCo, Bridgetown Merger Sub and CGCL Merger Sub also adopted a written resolution approving the Business Combination Agreement, the Plan of Initial Merger, the Plan of Acquisition Merger, and adopting the Amended PubCo Articles effective at the Initial Merger Effective Time, as applicable.

After the close of market on May 25, 2023 (Hong Kong time) and prior to the market opened on the same date (New York time), Bridgetown, the MoneyHero Group, PubCo, Bridgetown Merger Sub and CGCL Merger Sub executed the Business Combination Agreement, attached to which were, among other exhibits and schedules, agreed forms of the Company Holders Support Agreement and Deed, Sponsor Support Agreement and Deed, Registration Rights Agreement, Assignment, Assumption and Amendment Agreement, Working Capital Loan Capitalization Agreement, Fee Letter, CGCL Class A Warrant Supplemental Deed, CGCL Class C Warrant Supplemental Deed and PubCo Call Option Agreement, each of which was executed with other applicable parties thereto simultaneously with the execution of the Business Combination Agreement. Additionally and substantially concurrently with the execution and delivery of the Business Combination Agreement and related documents and agreements, Sponsor also executed and delivered to the respective FWD Parties the relevant Non-Redemption Deed, and each of Samuel Altman, In Joon Hwang, John R. Hass and Kenneth Ng also delivered the relevant Share Conversion Instruction Letter to PubCo.

On May 25, 2023 (New York time) and immediately following execution of the Business Combination Agreement and other ancillary documents, Bridgetown and the MoneyHero Group issued a joint press release announcing the execution of the Business Combination Agreement. On the same date, Bridgetown also filed with the SEC a Current Report on Form 8-K announcing execution of the Business Combination Agreement. The Current Report on Form 8-K attached exhibits including a copy of the Business Combination Agreement and other ancillary documents and an investor presentation prepared by members of the Bridgetown and the MoneyHero Group management teams and representatives and used in connection with meetings with shareholders of the MoneyHero Group and other persons regarding the MoneyHero Group, Bridgetown and the Business Combination.

Certain Engagements in Connection with the Business Combination and Related Transactions

UBS and BTIG previously acted as the lead underwriters in Bridgetown’s IPO consummated on October 15, 2020, and would receive deferred underwriting compensation from Bridgetown for Bridgetown’s IPO if the Business Combination is completed. UBS, BTIG or their respective affiliates’ financial interests tied to the consummation of an initial business combination transaction may give rise to potential conflicts of interest in providing such additional services to Bridgetown, including potential conflicts of interest in connection with the Business Combination.

In addition, each of UBS and BTIG, together with each of their respective affiliates, is a multi-service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, wealth management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services, and they may provide investment banking and other services to Bridgetown, the MoneyHero Group and their respective affiliates from time to time, for which they would expect to receive compensation. In the ordinary course of its business activities, UBS, BTIG and their respective affiliates, directors, officers and employees may also make investment recommendations and/or publish or express independent research views in respect of securities and/or instruments of PubCo, Bridgetown, the MoneyHero Group or their respective affiliates, and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments, and may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Houlihan Capital was engaged on a fixed fee basis, with 25% of the fee payable to Houlihan conditioned on the occurrence of the closing of the Business Combination. Neither Houlihan Capital, nor any of its principals or affiliates, has any ownership or other beneficial interests in any party to the Business Combination Agreement or any of their affiliates and none of them has provided any previous investment banking or consulting services to any party to the Business Combination Agreement or any of their affiliates. There is no current agreement between Houlihan Capital, its principals, or affiliates and any party to the Business Combination Agreement or any of their affiliates providing for the provision of future services by Houlihan Capital, its principals, or any of its affiliates to or for the benefit of any party to the Business Combination Agreement or any of their affiliates. Houlihan Capital was not requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination or any alternatives to the Business Combination, (ii) negotiate or recommend the terms of the Business Combination, or (iii) advise the Bridgetown Board with respect to alternatives to the Business Combination.

In considering the recommendation of the Bridgetown Special Committee to the Bridgetown Board and the recommendation of the Bridgetown Board to the Bridgetown shareholders to vote in favor of approval of the Proposals, shareholders should keep in mind that these advisors have interests in such proposals that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders generally, including those discussed above.

Bridgetown Special Committee’s Reasons for the Approval of the Business Combination

On May 24, 2023, the Bridgetown Special Committee, among other things, (i) determined that it is advisable for and in the best interests of Bridgetown to enter into the Business Combination Agreement, (ii) approved the execution and delivery of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, and (iii) recommended that Bridgetown’s shareholders authorize and approve the Business Combination Agreement and the ancillary documents related thereto, and vote in favor of adopting the Plan of Initial Merger and the transactions contemplated thereby.

In evaluating the Business Combination and making these determinations and this recommendation, the Bridgetown Special Committee consulted with Bridgetown’s management and considered a number of factors. The Bridgetown Special Committee and Bridgetown’s management also considered (i) the general criteria and guidelines that Bridgetown believed would be important in evaluating prospective target businesses as described in the prospectus for Bridgetown’s IPO and (ii) that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its IPO, Bridgetown stated that it intended to seek a business combination with a business:

(i)	in the technology, financial services, or media sectors, collectively referred to as the “new economy sectors,” in Southeast Asia;

(ii)	with strong management teams that have a proven track record of driving growth, building long-term competitive advantage and making sound strategic decisions;

(iii)	with a leading presence across an industry or segment or has leading technology or product capabilities; and

(iv)	with potential to further improve performance under Bridgetown’s ownership, leveraging their experience in the target sectors and network of industry contacts.

In considering the Business Combination, the Bridgetown Special Committee determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

The Bridgetown Special Committee considered a wide variety of factors in connection with its evaluation of the Business Combination. In particular, the Bridgetown Special Committee considered the following factors:

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Satisfied a Number of Investment Criteria. The MoneyHero Group satisfied a number of Bridgetown’s investment criteria, including given it (a) has a large geographical footprint and strong market leadership in Greater Southeast Asia, (b) operates in a large and growing total-addressable market, (c) has the potential to deliver sustainable top-line growth over a long time horizon given the market potential and product offerings, (d) has established market-leading brands with high organic user volumes since 2014, (e) has deep alliances and integration with financial institutions to accelerate digital transformation in the region, and (f) provides a unique opportunity to partner with a world-class management team with the potential to scale its business rapidly and organically in Greater Southeast Asia while further penetrating into existing markets. Bridgetown was attracted to the MoneyHero Group’s innovative products and, specifically, the prospect of participating in a company that operates a highly synergistic ecosystem underpinned by proprietary technology and a well-developed technology infrastructure, designed to maximize value for both financial institutions and consumers. Ultimately, Bridgetown concluded that the MoneyHero Group was the most appropriate business for a business combination given the other potential target companies that were evaluated did not align as well as the MoneyHero Group when taking into account Bridgetown’s overall investment criteria.

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Independent Due Diligence. The Bridgetown Special Committee considered that Bridgetown conducted and reviewed the results of due diligence conducted by Bridgetown’s management and by Bridgetown’s legal, financial and other advisors on MoneyHero Group, which included, among other things, review of MoneyHero Group’s constitutional documents and material licenses, financial and valuation analysis of MoneyHero Group and the Business Combination, reports related to tax, financial and legal due diligence prepared by external advisors.

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Terms of the Transaction Documents. The Bridgetown Special Committee reviewed and considered the terms of the Business Combination Agreement and the ancillary agreements related thereto, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate the Business Combination Agreement. See the section titled “—The Business Combination Agreement” and “—Related Agreements” for detailed discussions of the terms and conditions of these agreements.

•

Opinion of the Bridgetown Special Committee’s Financial Advisor. The Bridgetown Special Committee took into account the financial analysis reviewed by Houlihan Capital with the Bridgetown Special Committee as well as the verbal opinion of Houlihan Capital rendered to the Bridgetown Special Committee on May 24, 2023 (which was subsequently confirmed in writing by delivery of Houlihan Capital’s written opinion addressed to the Bridgetown Special Committee dated May 24, 2023), as to the fairness of the transactions contemplated under the Business Combination Agreement to Bridgetown and the Bridgetown unaffiliated shareholders, from a financial point of view, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion as more fully described below under the caption “—Opinion of Houlihan Capital.”

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The Role of the Independent Directors. In connection with the Business Combination, the independent directors on the Bridgetown Special Committee who attended the meeting of the Bridgetown Special Committee evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the ancillary agreements related thereto, as well as the other matters evaluated by the Bridgetown Special Committee, and voted to approve the Business Combination Agreement and the related agreement and the transactions contemplated thereby, including the Business Combination. Samuel Altman did not participate in the meetings of the Bridgetown Special Committee or the Bridgetown Board due to his travel schedule.

•

Potential Inability to Complete the Business Combination. The Bridgetown Special Committee considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Bridgetown if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination, the loss of the opportunity to participate in the transaction and the fact that Bridgetown must complete its initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)) and there will not be sufficient time for Bridgetown to search for another potential target. The Bridgetown Special Committee also considered the uncertainty related to the Closing primarily outside of the control of the parties to the transaction, including the MAS de-SPAC Condition.

•

Continued Support by Existing Shareholders. The Bridgetown Special Committee noted that (i) existing CGCL shareholders would not be receiving any cash consideration in connection with the Business Combination; (ii) existing CGCL shareholders are expected to hold 29.43% of the equity interest in PubCo immediately after Closing, assuming that (a) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, (b) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued at the Initial Merger Effective Time, and (c) there are no redemptions by Bridgetown Public Shareholders and no dissenting Bridgetown shareholders; and (iii) certain CGCL shareholders who in the aggregate represent over 70% of the voting power of all outstanding voting shares of CGCL as of the date of the Business Combination Agreement have agreed, subject to certain exceptions, to a 6-month lock-up of the PubCo Class A Ordinary Shares to be acquired by them at closing of the Business Combination. The Bridgetown Special Committee considered these to be strong signs of CGCL’s existing shareholders’ confidence in the combined company and the benefits to be realized as a result of the Business Combination.

Moreover, if Bridgetown does not obtain shareholder approval at the Extraordinary General Meeting, it is obligated to hold additional extraordinary general meetings to vote on the Initial Merger Proposal until the earlier of (x) such shareholder approval being obtained and (y) October 15, 2023, the date on which Bridgetown or CGCL may terminate the Business Combination Agreement if the Initial Merger has not been consummated and the date by which Bridgetown has to consummate a business combination before it must commence liquidation. This would in practice mean that Bridgetown would have no ability to seek an alternative business combination that Bridgetown shareholders may prefer after such initial vote. If an initial business combination is not consummated by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), then Bridgetown must commence liquidation. The Business Combination Agreement also includes a non-solicitation provision that prohibits Bridgetown from soliciting other initial business combination proposals, which restricts Bridgetown’s ability to consider other potential initial business combinations until the earlier of the termination of the Business Combination Agreement or the consummation of the Business Combination. In addition, the consummation of the Business Combination is conditioned on approval of the listing of PubCo on Nasdaq and under Nasdaq rules, such approval is unlikely to be granted if the Business Combination closes more than 36 months after effectiveness of Bridgetown’s IPO registration statement or after October 15, 2023 (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

In addition, the Bridgetown Special Committee considered the risk that the current public shareholders of Bridgetown would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to the MoneyHero Group following the consummation of the Business Combination and potentially meaning that either the Business Combination would not be consummated or that MoneyHero Group would have to elect to waive the condition under the Business Combination Agreement requiring that the funds in the Trust Account (after giving effect to redemptions and the payment of deferred underwriting commissions or transaction expenses of Bridgetown or the MoneyHero Group), together with the permitted equity financing proceeds (if any), is equal to or exceeds $50 million, in order for the Business Combination to be consummated. As of April 30, 2023, without giving effect to any future redemptions that may occur, the Trust Account had approximately $153,976,638.71.

The Bridgetown Special Committee also considered the following additional risks of the Business Combination:

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Risks for Bridgetown Public Shareholders. The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through a traditional IPO and may create risks for Bridgetown public shareholders, such as the absence of due diligence conducted by one or more underwriters that would be subject to liability for any material misstatements or omissions in a registration statement, investors’ inability to recover damages from such underwriters in the event of misstatements and omission in the registration statement, the lack of an effective book-building process, and potentially lower demand, decreased liquidity and increased trading volatility of PubCo’s securities. For additional details, see “Risk Factors—Risks Related to PubCo and Its Securities.” The Bridgetown Special Committee determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.

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The MoneyHero Group’s Business Risks. The Bridgetown Special Committee considered that Bridgetown shareholders would be subject to the execution risks associated with PubCo if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Bridgetown prior to Closing. In this regard, the Bridgetown Special Committee considered that there were risks associated with successful implementation of PubCo’s long term business plan and strategy and the MoneyHero Group realizing the anticipated benefits of the Business Combination on the timeframe expected, or at all, including due to factors outside of the parties’ control, such macroeconomic and regulatory uncertainty. For an additional description of these risks, see the section titled “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry.”

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Post-Business Combination Corporate Governance. The Bridgetown Special Committee considered the corporate governance provisions of the Business Combination Agreement, the Sponsor Support Agreement, the proposed organizational documents and the effect of those provisions on the governance of PubCo following the Closing, including that Sponsor would hold PubCo Class B Ordinary Shares with 10 votes per share, which is higher than the one vote per PubCo Class A Ordinary Share which most other Bridgetown shareholders would receive. See also “—Related Agreements” for detailed discussions of the terms and conditions of the Sponsor Support Agreement.

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Limitations of Review. Bridgetown’s management, outside advisors and legal counsel reviewed only certain materials in connection with their due diligence review of the MoneyHero Group and its business. Accordingly, the Bridgetown Special Committee considered that Bridgetown may not have properly valued such business.

•	Non-Survival of Representations, Warranties or Covenants of CGCL. The Bridgetown Special Committee considered that the terms of the Business Combination Agreement provide that Bridgetown will not have any surviving remedies against CGCL or its subsidiaries after the Closing to recover for losses as a result of any inaccuracies or breaches of CGCL’s representations, warranties, covenants, obligations or other agreements set forth in the Business Combination Agreement, or any certificate or instruments delivered pursuant to the Business Combination Agreement (save for termination of the Business Combination Agreement or in the case of claims against a person in respect of such person’s fraud). As a result, Bridgetown’s shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of the MoneyHero Group prior to Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The Bridgetown Special Committee determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.

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Litigation. The Bridgetown Special Committee considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The Bridgetown Special Committee considered the fees and expenses associated with completing the Business Combination.

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Diversion of Management. The Bridgetown Special Committee considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on the MoneyHero Group’s business.

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Lack of PIPE Financing. The Bridgetown Special Committee considered that there was no PIPE financing process and therefore no third party valuation of the MoneyHero Group on which the Bridgetown Special Committee could rely to support the implied pro forma enterprise value in connection with the Business Combination.

These factors are further discussed in the section titled “Risk Factors – Risks Related to the MoneyHero Group’s Business and Industry,” “Risk Factors—Risks Related to Bridgetown and the Business Combination” and “The Business Combination Proposal—Bridgetown Special Committee’s Reasons for the Approval of the Business Combination.”

The preceding discussion of the information and factors considered by the Bridgetown Special Committee is not intended to be exhaustive but includes the material factors considered by the Bridgetown Special Committee. In view of the complexity and wide variety of factors considered by the Bridgetown Special Committee in connection with its evaluation of the Business Combination, the Bridgetown Special Committee as a whole did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it took into account in reaching its decisions. In considering the factors described above, individual members of the Bridgetown Special Committee may have given different weight to different factors. The Bridgetown Special Committee considered the information and factors as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the reasons for the Bridgetown Special Committee’s approval of the Business Combination and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Houlihan Capital

On February 23, 2023, the Bridgetown Special Committee engaged Houlihan Capital, LLC (“Houlihan Capital”) to evaluate whether the proposed Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view. Pursuant to the terms of the Business Combination, all of the outstanding equity interests of CGCL will be exchanged for total “pre-money” consideration of

$200.0 million, consisting of “Share Consideration” of $200.0 million, where the “Share Consideration” will consist of a number of newly issued PubCo Shares based on an enterprise value of $200.0 million divided by $10.00 per share.

The full text of Houlihan Capital’s written opinion, dated May 24, 2023, to the Bridgetown Special Committee, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Houlihan Capital in rendering its opinion, is attached as Annex D and is incorporated into this proxy statement/prospectus by reference in its entirety. Bridgetown shareholders are encouraged to read this opinion carefully in its entirety.

Houlihan Capital’s opinion was provided to the Bridgetown Special Committee for its evaluation of the Business Combination and expressed that the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view. It does not address any other aspect of the Business Combination, including the: (i) underlying business decision of Bridgetown, its shareholders, or any other party to proceed with or effect the proposed Business Combination, (ii) financial fairness of any aspect of the proposed Business Combination not expressly addressed in the opinion, (iii) terms of the Business Combination (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Business Combination to the holders of any securities, creditors, or other constituencies of Bridgetown or any other party, other than those set forth in the opinion, (v) relative corporate or other merits of the proposed Business Combination as compared to any alternative business strategies that might exist for Bridgetown, or (vi) tax, accounting, or legal consequences of the proposed Business Combination to either Bridgetown, its shareholders, or any other party and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matters relating to the Business Combination. Houlihan Capital’s analyses contained in its fairness opinion are confidential and addressed to, and provided exclusively for use by, the Bridgetown Special Committee. The summary of Houlihan Capital’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Houlihan Capital performed such reviews, analyses and inquiries as it, in its professional judgment and experience, deemed necessary and appropriate under the circumstances. Houlihan Capital’s activities included without limitation:

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Discussions with certain members of the management of Bridgetown and CGCL regarding the Business Combination, the historical performance and the Financial Projections to present key elements of the forecasts provided to Bridgetown and the Bridgetown Special Committee, and the future outlook for CGCL; and

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Discussions with certain members of the management of Bridgetown and CGCL regarding the status of current outstanding legal claims and environmental claims (if any) and confirmation that any potential related financial exposure has been properly disclosed.

•	Review of information provided by Bridgetown and CGCL including, but not limited to:

•	audited financial statements for CGCL for the fiscal years ended December 31, 2020;

•	unaudited annual financial statements for CGCL for the fiscal years ended December 31, 2019 through 2022;

•	the Financial Projections;

•	executed letter of intent between Bridgetown and CGCL, effective December 31, 2022;

•	draft business combination agreement, delivered to Houlihan Capital as of April 27, 2023, by and among CGCL, Bridgetown, PubCo, Bridgetown Merger Sub and CGCL Merger Sub;

•	the MoneyHero Group’s investor presentation, dated December 2022;

•	the MoneyHero Group’s discussion materials presentation, dated April 2023;

•	Project Gemini indicative pricing presentation, prepared by Koru Partners Pte Ltd, dated April 20, 2023;

•	the MoneyHero Group’s corporate structure chart, as of December 20, 2022; and

•	pro forma cap table for the Business Combination;

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Review of the industry in which CGCL operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

•	Development of indications of value for CGCL using generally accepted valuation methodologies; and

•	Review of certain other relevant, publicly available information, including economic, industry, and information specific to CGCL.

In connection with its review, Houlihan Capital relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by Houlihan Capital and has assumed such accuracy and completeness for purposes of rendering an opinion. Houlihan Capital further relied upon the assurances and representations from Bridgetown’s management that they are unaware of any facts that would make the information provided to Houlihan Capital to be incomplete or misleading in any material respect for the purposes of Houlihan Capital’s opinion. Bridgetown’s management has represented: (i) that it directed Houlihan Capital to rely on the Financial Projections; (ii) the Financial Projections represent CGCL management’s good faith assessment of the projected future financial performance of the company on a base case scenario for the periods indicated therein; (iii) after conducting such due diligence as Bridgetown management has deemed necessary or appropriate, Bridgetown management has no reason to believe that Houlihan Capital should not rely upon the Financial Projections; (iv) Houlihan Capital had no role whatsoever in the preparation of the Financial Projections; (v) Houlihan Capital was not asked to provide an outside “reasonableness review” of the Financial Projections; (vi), Bridgetown did not engage Houlihan Capital to audit or otherwise validate any of the underlying inputs and assumptions of the Financial Projections; and (vii) that Houlihan Capital accurately summarized and presented the Financial Projections. Nothing has come to Houlihan Capital’s attention in the course of its engagement which would lead it to believe that (i) any information provided to it or assumptions made by it are insufficient or inaccurate in any material respect or (ii) it is unreasonable for it to use and rely upon such information or make such assumptions.

As of the date of the opinion, it is Houlihan Capital’s opinion that the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view.

Summary of Financial Analysis

The following is a summary of the material financial analyses prepared by Houlihan Capital in assessing whether the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view, such financial analyses were also presented to and reviewed and considered by the Bridgetown Special Committee in connection with the valuation of CGCL in the Business Combination. The summary set forth below does not purport to be a complete description of the financial analyses reviewed or factors considered by the Bridgetown Special Committee or Houlihan Capital, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Some of the summaries of the financial analyses set forth below include information presented in tabular format. Considering the data in the tables specified below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying financial analyses undertaken by Houlihan Capital and reviewed by the Bridgetown Special Committee and the Bridgetown Special Committee’s recommendation.

The valuation analyses undertaken by Houlihan Capital and reviewed by the Bridgetown Special Committee were based upon numerous material assumptions with respect to, among other things, the market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, and any such underlying assumptions that CGCL’s management may have relied upon for the preparation of any financial projections, many of which are beyond the control of Bridgetown, CGCL, Houlihan Capital or any other parties to the Business Combination. None of Bridgetown, CGCL, Houlihan Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of CGCL, which was reached based on the analyses and factors taken as a whole together with Houlihan Capital’s experience and judgment, do not purport to be appraisals or reflect the prices at which PubCo Shares may actually be valued or trade in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

In assessing whether the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view, Houlihan Capital compared the price per share at which the unaffiliated shareholders may redeem their shares against the fair market value per share pro forma for the Business Combination calculated by Houlihan Capital. In the view of Houlihan Capital, if the fair market value per share pro forma for the Business Combination exceeds the redemption value ($10.19 per share as of the date of Houlihan Capital’s opinion), then the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view.

There are three primary approaches that have traditionally been used to estimate fair market value: the adjusted book value approach, the market approach (which includes the guideline public company method and the comparable transactions method), and the income approach, each as briefly described below.

Adjusted Book Value Approach. The adjusted book value approach estimates fair value based on the principle of substitution, assuming that a prudent investor would pay no more for an asset than the amount for which the asset or property could be reproduced or replaced, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach is typically considered appropriate for capital-intensive businesses, real estate holding companies, or other types of holding companies where the value of the entity is derived primarily from the underlying assets held by the entity and not from additional value added from labor or profitable use of the assets owned. This valuation approach may also be used to value companies that are in bankruptcy or liquidation, or those that are otherwise not considered a going concern. Because CGCL operates as a going concern business and is not asset intensive, Houlihan Capital did not utilize the adjusted book value approach in support of its opinion.

Market Approach. The market approach references actual transactions of the asset to be valued, similar assets, or assets that can otherwise be used to infer the value of the subject asset. The application of methods within the market approach often requires identifying companies comparable to a subject company, observing transaction prices of those companies’ securities, deriving valuation multiples based on the ratio of such transaction prices to financial metrics (e.g., revenue, EBITDA, tangible book value, book value), and then applying selected valuation multiples to the subject company’s same financial metrics.

The guideline public company method is a valuation method within the market approach that involves identifying and selecting guideline public companies with financial and operating characteristics similar to the enterprise being valued. Once publicly traded peer group companies are identified, valuation multiples can be derived from the publicly traded market transaction data (stock prices), adjusted for comparability, and then applied to the financial metrics of the subject enterprise to estimate the value of the subject enterprise’s equity, total invested capital, or enterprise value (total invested capital less cash and cash equivalents). Houlihan Capital was able to identify a sufficiently robust set of guideline public companies similar to CGCL. Therefore, Houlihan Capital utilized the guideline public company method of the market approach to support its opinion.

The comparable transactions method is another commonly used method under the market approach. This valuation method involves determining valuation multiples from sales of companies with financial and operating characteristics considered reasonably similar to those of the company being valued and applying representative multiples to the financial metrics of the subject company to estimate value, similar to the guideline public company method. Houlihan Capital was unable to identify a sufficiently robust set of transactions involving target companies considered reasonably similar to CGCL for which publicly disclosed data was available to calculate and adjust valuation multiples. Therefore, Houlihan Capital did not utilize the comparable transactions method of the market approach in support of its opinion.

Income Approach. The income approach is a calculation of the present value of the future monetary benefits expected to flow to the owner of the subject asset. A commonly applied methodology under the Income Approach is the Discounted Cash Flow (“DCF”) Method. Using a DCF analysis, value is indicated from all the future cash flows attributable to the firm or asset, discounted to present value at an appropriate required rate of return. The projected financial statements for CGCL provided to Houlihan Capital included two years of forward projections, at the end of which, CGCL was not projected to have reached a steady growth rate; therefore, calculating a terminal value within the DCF using the Gordon growth method, which is a formula used to determine the terminal value within a DCF analysis based on a perpetual growth rate and the discount rate for the company would not be appropriate. Alternatively, Houlihan Capital considered an exit multiple approach to the terminal value but noted that, due to the significant negative cash flows projected during the discrete projection period, virtually all of the value in the DCF would have been derived from the terminal exit multiple. Given these considerations, Houlihan Capital did not utilize the income approach in support of its opinion.

Market Approach Applying the Guideline Public Company Method

Houlihan Capital searched the universe of publicly traded companies for companies with operations that are similar to CGCL and identified 13 reasonably similar companies. In selecting guideline public companies, Houlihan Capital searched for companies with similar business operations, size, prospects for growth, profitability, and risk. Among other things, CGCL’s business model, product offerings, technology, geography, market position, and growth profile make it unique such that there are no perfectly comparable companies. The comparable set relied upon by Houlihan Capital therefore includes companies that individually exhibit some of the traits of CGCL (including consumer finance companies; research and consulting services companies; and insurance brokers) and collectively encapsulate most of the factors that make CGCL unique. The guideline public company peer group relied upon by Houlihan Capital is presented in the table below.

The table below sets forth the guideline public companies selected by Houlihan Capital as part of the financial analyses for the purpose of valuation.

Company Name	Ticker	Industry	Country
Equifax Inc.	NYSE:EFX	Research and Consulting Services	United States
EverQuote, Inc.	NasdaqGM:EVER	Interactive Media and Services	United States
Experian plc	LSE:EXPN	Research and Consulting Services	Ireland
Goosehead Insurance, Inc	NasdaqGS:GSHD	Insurance Brokers	United States
Grab Holdings Limited	NasdaqGS:GRAB	Passenger Ground Transportation	Singapore
LendingTree, Inc.	NasdaqGS:TREE	Consumer Finance	United States
MediaAlpha, Inc.	NYSE:MAX	Interactive Media and Services	United States

Company Name	Ticker	Industry	Country
MoneyLion Inc.	NYSE:ML	Consumer Finance	United States
Moneysupermarket.com Group PLC	LSE:MONY	Interactive Media and Services	United Kingdom
NerdWallet, Inc.	NasdaqGM:NRDS	Consumer Finance	United States
PB Fintech Limited	NSEI:POLICYBZR	Insurance Brokers	India
TransUnion	NYSE:TRU	Research and Consulting Services	United States
Upstart Holdings, Inc.	NasdaqGS:UPST	Consumer Finance	United States

Revenue Multiples

Houlihan Capital considered applying multiples of CGCL’s revenues, EBITDA, net income, and book value; however, based on CGCL’s and the peer groups’ business models and CGCL’s early stage of development, Houlihan Capital concluded that multiples of revenue were the most applicable for the valuation.

The table below sets forth the multiples of the guideline public companies as of the date reviewed by Houlihan Capital (May 15, 2023):

Ticker	Guideline Public Company	Enterprise Value / Revenue
		LTM	2023F	2024F
NYSE:EFX	Equifax Inc.	6.09x	5.79x	5.25x
NasdaqGM:EVER	EverQuote, Inc.	0.52x	0.60x	0.50x
LSE:EXPN	Experian plc	5.49x	5.21x	4.79x
NasdaqGS:GSHD	Goosehead Insurance, Inc	6.44x	5.39x	4.20x
NasdaqGS:GRAB	Grab Holdings Limited	6.26x	4.06x	3.27x
NasdaqGS:TREE	LendingTree, Inc.	0.90x	1.05x	0.97x
NYSE:MAX	MediaAlpha, Inc.	0.79x	0.84x	0.64x
NYSE:ML	MoneyLion Inc.	1.09x	0.99x	0.82x
LSE:MONY	Moneysupermarket.com Group PLC	3.99x	3.59x	3.33x
NasdaqGM:NRDS	NerdWallet, Inc.	1.03x	0.99x	0.87x
NSEI:POLICYBZR	PB Fintech Limited	10.35x	7.77x	6.04x
NYSE:TRU	TransUnion	5.00x	4.84x	4.47x
NasdaqGS:UPST	Upstart Holdings, Inc.	3.66x	4.42x	3.00x
Max		10.35x	7.77x	6.04x
75th Percentile		6.09x	5.21x	4.47x
Mean		3.97x	3.50x	2.93x
Median		3.99x	4.06x	3.27x
25th Percentile		1.03x	0.99x	0.87x
Min		0.52x	0.60x	0.50x

The selection of a valuation multiple is a largely qualitative exercise that is informed by quantitative measures. Key selection criteria used to determine the valuation multiple included, among others (i) the historical and expected growth of the company, (ii) size and the level of investment risk, (iii) profitability and (iv) others, including that the stock performance of comparable companies operating in Southeast Asian markets have fared better than comparable U.S. companies since the Silicon Valley Bank fallout in March 2023, indicating a lower level of risk in the relevant Southeast Asian market.

Ultimately, Houlihan Capital applied enterprise value to 2023 revenue and enterprise value to 2024 revenue multiples between the 65th and 70th percentile of the guideline public companies, which indicated a range of $406.4 million to $467.0 million for the enterprise value of CGCL.

Fairness Opinion Conclusion

To determine the indicated fair market value of Bridgetown stock pro forma for the Business Combination, Houlihan Capital started with the enterprise value of CGCL calculated by Houlihan Capital, subtracted CGCL’s debt to be repaid, subtracted the projected transaction expenses, added the cash in Bridgetown’s trust account and on CGCL’s balance sheet, and subtracted the values of the warrants that will be outstanding at the conclusion of the Business Combination based on the Black-Scholes option pricing model.

As of the date of its opinion and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, Houlihan concluded that the Business Combination is fair to Bridgetown and the unaffiliated shareholders of Bridgetown from a financial point of view.

Certain Projected Financial Information

The MoneyHero Group provided Bridgetown with its internally prepared forecasts for each of the years in the two-year period ending December 31, 2024. The MoneyHero Group does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition, or other results, nor does it expect or undertake to do so in the future. However, in connection with the proposed Business Combination, management of the MoneyHero Group prepared the financial projections set forth in the table below (the “Financial Projections”) to present key elements of the forecasts provided to Bridgetown and the Bridgetown Special Committee.

The Financial Projections were prepared for the use of Bridgetown and not with a view toward public disclosure, the published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or IFRS. The Financial Projections were provided to Houlihan Capital, which was authorized and directed to use and rely upon the Financial Projections for purposes of providing its fairness opinion to the Bridgetown Special Committee. The Financial Projections were prepared in good faith by the MoneyHero Group’s management, based on their reasonable best judgment, estimates and assumptions with respect to the expected future financial performance of the MoneyHero Group at the time the Financial Projections were prepared and speak only as of that time. The Financial Projections were most recently prepared by the management of the MoneyHero Group in April 2023 and do not take into account any circumstances or events occurring since then. The Financial Projections were prepared on a stand-alone basis and do not take into account any cash proceeds expected to be available to the MoneyHero Group from the Trust Account upon closing of the proposed Business Combination. The Financial Projections do not constitute any representation, estimate or projection of any other party.

The Financial Projections were requested by, and disclosed to, Bridgetown for use as a component in its overall evaluation of the MoneyHero Group and are included in this proxy statement/prospectus on that account. The inclusion of the Financial Projections in this proxy statement/prospectus should not be regarded as a representation by the MoneyHero Group, Bridgetown, the Bridgetown Special Committee, the Bridgetown Board or any other person that the results contained in the Financial Projections will be achieved, and should not be regarded as an indication that MoneyHero Group, Bridgetown, the Bridgetown Special Committee, the Bridgetown Board, or their respective, affiliates, advisors or other representatives considered, or now considers, the Financial Projections necessarily to be predictive of actual future results or suitable to support or fail to support your decision whether to vote for or against the Business Combination. The Financial Projections are not included in this proxy statement/prospectus in order to induce any Bridgetown shareholders to vote for or against any of the Proposals at the Extraordinary General Meeting. None of Bridgetown, the MoneyHero Group, or any of their respective affiliates, officers, directors, advisors or other representatives, has made any representation or warranty regarding the information included in these Financial Projections. The Financial Projections are not facts and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or shareholders, are cautioned not to place undue reliance on this information. The Financial Projections should not be viewed as public guidance. You are cautioned not to rely on the Financial Projections in making a decision regarding the Business Combination, as the Financial Projections may be materially different than actual results. PubCo does not intend or expect to refer back to the Financial Projections in its future periodic reports filed under the Exchange Act.

The MoneyHero Group does not expect to generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, the MoneyHero Group does not intend to update or otherwise revise the Financial Projections to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the MoneyHero Group does not intend to update or revise the Projections to reflect changes in general economic or industry conditions.

The Financial Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, the MoneyHero Group’s management. Neither Ernst & Young nor WithumSmith+Brown, PC has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying Financial Projections and accordingly, neither Ernst & Young nor WithumSmith+Brown, PC expresses any opinion or any other form of assurance with respect thereto. The Ernst & Young report included in this proxy statement/prospectus relates to CGCL’s previously issued audited consolidated financial statements, and the WithumSmith+Brown, PC report included in this proxy statement/prospectus relates to Bridgetown’s previously issued audited financial statements. None of those reports extend to the Financial Projections and none of those reports should be read to do so.

The key elements of the Financial Projections are summarized in the table below:

	For the Year Ended December 31
	2023F	2024F
	(unaudited, in millions, except for percentages)
Income Statements
Revenue	81.3	116.8
YoY%	19%	44%
Adjusted EBITDA(1)	(0.7)	12.2
Adjusted EBITDA Margin(2)	(1)%	10%
Net (Loss)/Income	(10.2)	3.4

Cash Flow Statements
Operating Cash Flow	(8.8)	5.0
Investing Cash Flow	(6.4)	(6.4)
Financing Cash Flow	(0.5)	(1.2)

Net Change in Cash	(15.7)	(2.6)
Cash Balance	8.5	5.9
Total Debt(3)	28.8	36.0

Notes:

(1)

Adjusted EBITDA is defined as loss for year/period plus depreciation and amortization, finance cost, income tax expense, impairments of assets when the impairment is the result of an isolated, non-recurring event, equity-settled share option and share-based payment expenses, other long-term employee benefits expenses, employee severance expenses, transaction expenses including certain one-off audit and legal fees, changes on fair value of financial instruments, unrealized foreign exchange loss minus interest income, gain on derecognition of convertible loan and bridge loan, government subsidies.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.
(3)	Assuming no early repayment of indebtedness.

While presented with numerical specificity, the Financial Projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and competition, future industry performance and competitor actions and other future events, as well as matters specific to the MoneyHero Group’s business, all of which are difficult to predict and many of which are beyond the control of Bridgetown and the MoneyHero Group. The estimates and assumptions that the MoneyHero Group’s management believed to be material are:

•

Revenues are projected by markets, product verticals, and business pillars. For developed markets (i.e., Singapore and Hong Kong) and mature growth product verticals (e.g., credit cards), revenue growth is expected to mostly come from conversion improvements through the optimization of user journeys and personalization. For emerging markets (i.e., the Philippines and Malaysia) and growing verticals (e.g., insurance), revenue growth is expected to come from improvements of all key business drivers, including expansion of commercial partnerships, increase in traffic and conversion improvements, etc.;

•

Adjusted EBITDA is expected to increase as we improve (i) our marketing efficiencies through increase in organic traffic / repeat purchases, increase in brand awareness, and conversion improvements and (ii) headcount productivity through increased automation and scaling of the business. Such cost savings are expected to be partially offset by the need to invest in people and processes, inflation, and costs that are largely variable to revenue growth. In the second half of 2022, significant cost reductions were implemented, the full impact of which was not yet visible in the historical financial statements for 2022 but is expected to flow through in 2023; and

•

The projections include approximately US$5 million of strategic investments from existing cash resources that were raised in the fourth quarter of 2022. During 2022, due to the focus on cost reductions, no significant investments were made. Certain strategic investments are being initiated in second quarter of 2023 to enhance general insurance, data infrastructure, technology architecture, product catalogue, and SEO strategy, and are expected to lead to stronger growth profile in 2024 and beyond.

The Financial Projections are prepared on a standalone basis and do not reflect the proposed Business Combination.

The Financial Projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond the MoneyHero Group’s control. The MoneyHero Group believes the assumptions relating to the Financial Projections were reasonable at the time the Financial Projections were prepared by its management, given the information the MoneyHero Group had at the time. However, important factors that may affect actual results and cause the Financial Projections to not be achieved include, among other things, risks and uncertainties relating to the MoneyHero Group’s business, industry performance, the regulatory environment, and general business and economic conditions and the matters described under “Risk Factors” herein. The Financial Projections also reflect assumptions as to business decisions that are inherently subject to change. The various contingencies, risks and uncertainties include those set forth in the Risk Factors,” “MoneyHero Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” sections of this proxy statement/prospectus. As a result, there can be no assurance that the Financial Projections will be realized or that actual results will not be significantly higher or lower than projected. Since the Financial Projections cover multiple years, such Financial Projections are by their nature less predictive with each successive year. These Financial Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The Financial Projections were developed and presented based on the MoneyHero Group’s management accounts, which were not prepared in accordance with IFRS. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the MoneyHero Group may not be comparable to similarly titled amounts used by other companies. These non-IFRS measures are uncertain and depend on various factors that cannot be reliably predicted, and reconciliations for projections of non-IFRS financial measures have not been provided. These factors also could be material to the MoneyHero Group’s results computed in accordance with IFRS. You are encouraged to review the audited consolidated financial statements of CGCL included elsewhere in this proxy statement/prospectus, as well as the financial information in the section titled “Selected Historical Financial Data of the MoneyHero Group,” in this proxy statement/prospectus and to not rely on any single financial measure. Neither Bridgetown nor the MoneyHero Group or any of their respective affiliates intends to, and each of them expressly disclaims any obligation to, further update or revise the projections to reflect circumstances existing or arising after the date such projections were prepared or to reflect the occurrence of subsequent events, even in the event that any or all of the assumptions underlying the projections are shown to be in error or any of the projections otherwise would not be realized, in each case except to the extent required by applicable law.

Bridgetown and the MoneyHero Group, in addition to various email communication about due diligence requests, held five video conference due diligence sessions to discuss the Financial Projections. Apart from discussions with the MoneyHero Group’s management, Bridgetown and its advisors also conducted independent due diligence on growth potential and market size of the industry in each of the MoneyHero Group’s operating markets, market shares of the MoneyHero Group in each operating market and underlying business and operation assumptions.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR THE MONEYHERO GROUP, EACH OF BRIDGETOWN, PUBCO AND THE MONEYHERO GROUP UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination

Bridgetown’s Sponsor, directors, officers and certain advisors, who together hold all of the outstanding Founder Shares, and their affiliates have interests that are different from, or in addition to, and may conflict with, those of Bridgetown shareholders and warrantholders generally. The existence of financial and personal interests of these individuals may result in conflicts of interest on the part of them between what they may believe is in the best interests of Bridgetown and what they may believe is best for themselves. Similarly, the interests of members of the Bridgetown Special Committee or the Bridgetown Board may also result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves.

These interests include but are not limited to:

•

the Sponsor directly holds 12,376,887 Founder Shares and 6,449,936 Private Placement Warrants. Daniel Wong, Bridgetown’s Chief Executive Officer and Chief Financial Officer, a Senior Vice President at Pacific Century, which has an indirect majority ownership of the FWD group and controls E Capital (Select) Limited. The FWD Parties, which are members of the FWD group, hold an aggregate of 5,000,000 Bridgetown Class A Ordinary Shares (representing 16.68% of Bridgetown). As of the date of this proxy statement/prospectus, (i) Enterprise Innovation Holdings Limited, a member of the FWD group, holds an aggregate of 674,805 CGCL Class A Ordinary Shares, 5,348,937 CGCL Preference Shares (which, together with its CGCL Class A Ordinary Shares, represent 29.82% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 5,100,121 CGCL Class A Warrants (representing 25.41% of the total CGCL Class A Warrants issued and outstanding as of the date of this proxy statement/prospectus), 6,527,295 CGCL Class C Warrants (representing 24.02% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 5.0 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum; and (ii) E Capital (Select) Limited holds an aggregate of 2,260,271 CGCL Preference Shares (representing 11.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus) and 1,044,367 CGCL Class C Warrants (representing 3.84% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus). For additional information on FWD group’s and E Capital (Select) Limited’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities.” In addition, Mr. Wong and Matt Danzeisen, the Chairman of Bridgetown and the Bridgetown Special Committee, are two of the four managers of Sponsor and may each be deemed to beneficially own the Founder Shares and Private Placement Warrants held by the Sponsor. These Founder Shares will be exchanged at the Initial Merger Effective Time for PubCo Class B Ordinary Shares, each carrying 10 votes per share, and the Private Placement Warrants will be exchanged for PubCo Sponsor Warrants. Based on the number of PubCo Ordinary Shares expected to be outstanding immediately after Closing, assuming that (i) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, and (ii) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued to the Sponsor at the Initial Merger Effective Time, and taking into account the PubCo Ordinary Shares issuable upon the exercise of PubCo Sponsor Warrants, the Sponsor is expected to own 38.95% of the equity interest and 71.31% of the voting power in PubCo in the No Redemption Scenario, 48.89% of the equity interest and 75.46% of the voting power of PubCo in the Maximum Redemption Scenario A, and 50.43% of the equity interest and 75.99% of the voting power of PubCo in the Maximum Redemption Scenario B. In addition, Mr. Wong directly holds 1,883,005 Founder Shares, which will represent 4.36% of the equity interest and 10.65% of the voting power in PubCo immediately after Closing in the No Redemption Scenario, 5.69% of the equity interest and 11.29% of the voting power of PubCo in the Maximum Redemption Scenario A, and 5.91% of the equity interest and 11.37% of the voting power of PubCo in the Maximum Redemption Scenario B under the foregoing assumptions;

•

pursuant to the Sponsor Support Agreement, Sponsor has agreed to subject 2,000,000 PubCo Class B Ordinary Shares it receives pursuant to the Business Combination to potential forfeiture, with such potential forfeiture lapsing if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing equals or exceeds $10.00 per share, determined in accordance with the Sponsor Support Agreement;

•

each of John R. Hass, Samuel Altman and In Joon Hwang, directors of Bridgetown, and Kenneth Ng, an advisor to Bridgetown, directly holds 5,000 Founder Shares, which will be converted into the same number of PubCo Class A Ordinary Shares immediately after Closing pursuant to the Share Conversion Instruction Letters;

•

Steven Teichman, an advisor to Bridgetown, directly holds 594,946 Founder Shares, which will be converted into the same number of PubCo Class B Ordinary Shares immediately after Closing, which are expected to represent 1.38% of the equity interest and 3.36% of the voting power in PubCo in the No Redemption Scenario, 1.80% of the equity interest and 3.57% of the voting power of PubCo in the Maximum Redemption Scenario A and 1.87% of the equity interest and 3.59% of the voting power of PubCo in the Maximum Redemption Scenario B and under the foregoing assumptions;

•

Matt Danzeisen is also Head of Private Investments at Thiel Capital. An entity affiliated with Thiel Capital has entered into a forward purchase agreement with Sponsor as described in “The Business Combination Proposal—Background of the Business Combination;”

•	Mr. Li may be deemed to beneficially own the Founder Shares and Private Placement Warrants held by the Sponsor by virtue of being the indirect owner of the sole member of Sponsor. Mr. Li is also the majority owner and controls Pacific Century, which has an indirect majority ownership of the FWD group and controls E Capital (Select) Limited. The FWD Parties, which are members of the FWD group, hold an aggregate of 5,000,000 Bridgetown Class A Ordinary Shares (representing 16.68% of Bridgetown). As of the date of this proxy statement/prospectus, (i) Enterprise Innovation Holdings Limited, a member of the FWD group, holds an aggregate of 674,805 CGCL Class A Ordinary Shares, 5,348,937 CGCL Preference Shares (which, together with its CGCL Class A Ordinary Shares, represent 29.82% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 5,100,121 CGCL Class A Warrants (representing 25.41% of the total CGCL Class A Warrants issued and outstanding as of the date of this proxy statement/prospectus), 6,527,295 CGCL Class C Warrants (representing 24.02% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 5.0 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum; and (ii) E Capital (Select) Limited holds an aggregate of 2,260,271 CGCL Preference Shares (representing 11.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus) and 1,044,367 CGCL Class C Warrants (representing 3.84% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus). For additional information on FWD group’s and E Capital (Select) Limited’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities.” In addition, Mr. Li is the Chairman and an Executive Director of PCCW Limited, a Hong Kong listed company that is the sole parent of PMIL. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,391,129,358 shares of PCCW Limited (representing approximately 30.89% of PCCW Limited). As of the date of this proxy statement/prospectus, PMIL beneficially owns an aggregate of 2,058,932 CGCL Class B Ordinary Shares (representing 10.19% of the total CGCL Shares issued and outstanding as of the date of this proxy statement/prospectus), 12,823,301 CGCL Class C Warrants (representing 47.18% of the total CGCL Class C Warrants issued and outstanding as of the date of this proxy statement/prospectus) and 11.4 million Loan Notes of CGCL, which bear a PIK interest rate of 25% per annum, and has the right under the Existing Call Option to subscribe for additional Loan Notes from CGCL together with a certain number of CGCL Class C Warrants. Any unexercised portion of the Existing Call Option immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into the PubCo Call Option. For additional information on PMIL’s estimated beneficial ownership of PubCo’s securities after Closing, see “Beneficial Ownership of Securities;”

•

the Sponsor and each director and officer of Bridgetown have agreed to vote any Bridgetown Shares they own in favor of the Business Combination and not redeem any Bridgetown Shares they own in connection with the Business Combination and have waived any right, title, interest or claim in or to any monies held in the Trust Account or any other asset of Bridgetown as a result of any liquidation of Bridgetown with respect to the Founder Shares they own;

•

pursuant to and subject to the terms and conditions of the Non-Redemption Deeds, including the performance by the respective FWD Parties of the conditions of (i) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (ii) voting in favor of the Business Combination, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its dissenters’ rights pursuant to the Cayman Companies Act in connection with the Initial Merger, Sponsor has undertaken to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, in each case for a period of five years from the date of the Acquisition Closing;

•

if the Business Combination or another business combination is not consummated by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), PubCo will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the Bridgetown Board, liquidating and dissolving. In such event, the Founder Shares, which were acquired prior to the IPO at an aggregate price of $25,000 (or $0.002 per share) by the Sponsor and at nil consideration by John R. Hass, Samuel Altman and In Joon Hwang, and the Private Placement Warrants, which were acquired by Sponsor at an aggregate price of $9,674,904 (or $1.50 per warrant), would become worthless because the Founder Shares are not entitled to any redemption or liquidating distribution and the Private Placement Warrants will not be exercisable. On the other hand, if the Business Combination is consummated, (i) based on the closing price of Bridgetown Class A Ordinary Shares on Nasdaq on May 26, 2023, the value of the PubCo Class B Ordinary Shares and PubCo Class A Ordinary Shares issuable in exchange for the Founder Shares currently held by Sponsor and Bridgetown’s directors, officers and advisors would be $151,574,599.22, and (ii) based on the closing price of Bridgetown Public Warrants on Nasdaq on May 26, 2023, the value of the PubCo Sponsor Warrants issuable in exchange for the Private Placement Warrants currently held by Sponsor would be $1,606,034.06;

•

given the differential in the purchase price that Sponsor and members of the Bridgetown Special Committee paid for the Founder Shares and/or the Private Placement Warrants as compared to the price of the Bridgetown public shares and Bridgetown Public Warrants, Sponsor and these individuals can earn a positive return on their investment, even if other Bridgetown shareholders have a negative return on their investment in PubCo;

•

Bridgetown’s Sponsor, directors, officers, certain advisors and their affiliates are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with certain activities on Bridgetown’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Bridgetown fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. As of April 30, 2023, Bridgetown’s Sponsor, directors, officers, certain advisors and their affiliates had incurred approximately $4.8 million of unpaid reimbursable expenses;

•

pursuant to the Registration Rights Agreement, Sponsor can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

•

the Business Combination Agreement provides for the continued indemnification of Bridgetown’s directors and officers and the continuation of Bridgetown’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

Bridgetown has provisions in the Bridgetown Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Bridgetown’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Bridgetown;

•

Bridgetown’s directors and officers are not required to commit a certain amount of their time to its affairs and will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to Bridgetown’s affairs;

•

if the Trust Account is liquidated, including in the event Bridgetown is unable to complete a business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), Sponsor has agreed to indemnify Bridgetown to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust

Account on the liquidation date, by the claims of prospective target businesses with which Bridgetown has discussed entering into a transaction agreement or claims of any third party for services rendered or products sold to Bridgetown, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

Sponsor may make loans from time to time to Bridgetown to fund certain capital requirements. As of the date of this proxy statement/prospectus, Sponsor has loaned an aggregate of $             in Working Capital Loans to Bridgetown. Additional loans may be made after the date of this proxy statement/prospectus. The outstanding balance of Working Capital Loans immediately prior to the Initial Merger Effective Time will automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal to the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding. However, if the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Bridgetown outside of the Trust Account;

•	Sponsor, pursuant to the terms of the Business Combination Agreement, may designate one person to serve as a member of the PubCo Board;

•

PCCW-HKT Telephone Limited, an affiliate of the Sponsor, rents office space to CAG Regional Limited, one of CGCL’s Hong Kong subsidiaries, at a rent of HK$179,014.50 per month (exclusive of rates, air-conditioning and management charges and all other outgoings of non-capital capture in connection with the premise), which is payable monthly, under a lease beginning on February 15, 2023 and expiring February 14, 2025; and

•

FWD Singapore Pte Ltd, FWD General Insurance Company Limited and FWD Financial Limited, affiliates of the Sponsor, have entered into service agreements with certain of CGCL’s subsidiaries in Singapore and Hong Kong for displaying, promoting and facilitating the purchase of their products.

For additional information on interests of Bridgetown’s directors and officers and related risks, see “Information Related to Bridgetown” and “Risk Factors—Risks Related to Bridgetown and the Business Combination.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, PubCo will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of CGCL issuing shares at the Closing for the net assets of Bridgetown as of the Closing Date, accompanied by a recapitalization. The net assets of Bridgetown will be stated at historical cost, with no goodwill or other intangible assets recorded.

CGCL has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

(i)	CGCL has the ability to nominate the majority of the members of the board of directors;

(ii)	CGCL’s senior management is the senior management of the post-combination company; and

(iii)	CGCL is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 since Bridgetown does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of PubCo Shares issued over the fair value of Bridgetown’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of CGCL and Bridgetown.

Regulatory Matters

The Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are not subject to a closing condition that any additional federal, state or foreign regulatory requirement or approval be obtained, except for the MAS de-SPAC Condition and filings with the registrar of the Cayman Islands necessary to effectuate the transactions contemplated by the Business Combination Agreement.

Appraisal or Dissenters’ Rights

Bridgetown shareholders may have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the Cayman Islands. Holders of record of Bridgetown Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for their Bridgetown Shares must give written objection to the Initial Merger to Bridgetown prior to the shareholder vote to approve the Initial Merger and follow the procedures set out in Section 238 of the Cayman Companies Act. Any such shareholders should note that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act, which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. A Bridgetown shareholder that elects to exercise appraisal rights must do so in respect of all of the Bridgetown Shares that person holds and will lose their right to exercise their redemption rights. Bridgetown shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act. Bridgetown warrant holders do not have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the Cayman Islands.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Business Combination Agreement, dated May 25, 2023 (as it may be amended, supplemented, or otherwise modified from time to time), by and among MoneyHero Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Bridgetown, Gemini Merger Sub 1 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Bridgetown Merger Sub”), Gemini Merger Sub 2 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“CGCL Merger Sub”) and CompareAsia Group Capital Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“CGCL”), and the transactions contemplated therein, including the business combination pursuant to which (i) Bridgetown shall merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo (the “Initial Merger”) and (ii) following the Initial Merger, CGCL Merger Sub shall merge with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo be confirmed, ratified and approved in all respects.”

Votes Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution, as defined in the Bridgetown Articles, which means a resolution passed by a simple majority of the votes cast by those shareholders of Bridgetown who, being entitled to do so, attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination Transactions. If the Business Combination Proposal is not approved, the Initial Merger Proposal shall not be presented to the Bridgetown shareholders for a vote.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of the Bridgetown Board

THE BRIDGETOWN BOARD RECOMMENDS THAT THE BRIDGETOWN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Bridgetown’s directors and/or officers may result in conflicts of interest on the part of them between what they may believe is the best interests of Bridgetown and its shareholders and what they may believe is best for themselves. Similarly, the interests of members of the Bridgetown Special Committee may also result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves. See the section titled “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” for a further discussion of these considerations.

THE INITIAL MERGER PROPOSAL

General

Holders of Bridgetown Shares are being asked to authorize the Initial Merger Proposal.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed is as follows:

“RESOLVED, as a special resolution, that Bridgetown be and is hereby authorized to merge with and into Bridgetown Merger Sub so that Bridgetown Merger Sub be the surviving company and all the undertaking, property and liabilities of Bridgetown vest in Bridgetown Merger Sub by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands;

RESOLVED, as a special resolution, that the plan of merger in the form attached to this proxy statement/prospectus as Annex C (the “Plan of Initial Merger”) be and is hereby authorized, approved and confirmed in all respects; and

RESOLVED, as a special resolution, that Bridgetown be and is hereby authorized to enter into the Business Combination Agreement and the Plan of Initial Merger.”

Votes Required for Approval

The approval of the Initial Merger Proposal will require a special resolution under the Cayman Companies Act, being a resolution which is passed by a majority of at least two-thirds of the votes cast by those shareholders of Bridgetown who, being entitled to do so, attend, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of the Bridgetown Board

THE BRIDGETOWN BOARD RECOMMENDS THAT THE BRIDGETOWN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INITIAL MERGER PROPOSAL.

The existence of financial and personal interests of one or more of Bridgetown’s directors and/or officers may result in conflicts of interest on the part of them between what they may believe is the best interests of Bridgetown and its shareholders and what they may believe is best for themselves. Similarly, the interests of members of the Bridgetown Special Committee may also result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves. See the section titled “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” for a further discussion of these considerations.

THE ADJOURNMENT PROPOSAL

General

Holders of Bridgetown Shares are being asked to adopt the Adjournment Proposal.

The Adjournment Proposal, if adopted, shall allow the Bridgetown Board to adjourn the Extraordinary General Meeting to a later date or dates, if necessary. In no event shall Bridgetown solicit proxies to adjourn the Extraordinary General Meeting or consummate the Business Combination Transactions beyond the date by which it may properly do so under the Bridgetown amended and restated memorandum and articles of association and the Cayman Companies Act. The purpose of the adjournment proposal is to provide more time to meet the requirements that are necessary to consummate the Business Combination Transactions. See the section titled “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination.”

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the meeting and is not approved by the shareholders, the Bridgetown Board may not be able to adjourn the Extraordinary General Meeting to a later date or dates. In such event, the Business Combination Transactions would not be completed.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting, if necessary, to permit further solicitation and vote of proxies is hereby confirmed, ratified and approved in all respects.”

Votes Required for Approval

The approval of the Adjournment Proposal will require the consent of the meeting, which means a simple majority of the votes which are cast by those shareholders of Bridgetown, who are present, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of the Bridgetown Board

THE BRIDGETOWN BOARD RECOMMENDS THAT THE BRIDGETOWN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Bridgetown’s directors and/or officers may result in conflicts of interest on the part of them between what they may believe is the best interests of Bridgetown and its shareholders and what they may believe is best for themselves. Similarly, the interests of members of the Bridgetown Special Committee may also result in conflicts of interest between what they believe is the best interests of Bridgetown and what they may believe is best for themselves. See the section titled “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” for a further discussion of these considerations.

MATERIAL TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Bridgetown Class A Ordinary Shares and Bridgetown Warrants (collectively, the “Bridgetown Securities”) that either (i) participate in the Business Combination, including owning and disposing of PubCo Class A Ordinary Shares or PubCo Warrants (collectively, “PubCo Securities”), or (ii) elect to have their Bridgetown Class A Ordinary Shares redeemed for cash. This discussion addresses only those Bridgetown Security holders that hold such securities as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	Sponsor or Bridgetown’s officers or directors;

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;

•

persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; and

•	persons whose functional currency is not the U.S. Dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Business Combination or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds our securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of Bridgetown Securities or PubCo Securities (as the case may be) who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Business Combination to U.S. Holders

Effects of the Initial Merger to U.S. Holders

The U.S. federal income tax consequences of the Business Combination will depend primarily upon whether the Initial Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Initial Merger, Bridgetown will merge with and into Bridgetown Merger Sub and its separate corporate existence shall cease. Immediately after the Initial Merger, because Bridgetown Merger Sub is disregarded as separate from PubCo for U.S. federal income tax purposes, PubCo will, for U.S. federal income tax purposes, own the same assets and be subject to the same liabilities as Bridgetown immediately prior to the Initial Merger, and will have the same shareholders as Bridgetown did immediately prior to the Initial Merger.

It is intended that the Initial Merger qualifies as an F Reorganization. Assuming that the Initial Merger so qualifies, U.S. Holders of Bridgetown Securities should generally not recognize gain or loss for U.S. federal income tax purposes as a result of the Initial Merger. The remaining discussion under this section assumes that the Initial Merger qualifies as an F Reorganization.

All U.S. Holders considering exercising redemption rights with respect to their Bridgetown Class A Ordinary Shares should consult with their tax advisors with respect to the potential tax consequences to them of the Initial Merger and an exercise of redemption rights.

Basis and Holding Period Considerations

Provided that the Initial Merger qualifies as an F Reorganization: (i) the adjusted tax basis of a PubCo Class A Ordinary Share received by a U.S. Holder in the Initial Merger will equal the U.S. Holder’s tax basis in the Bridgetown Class A Ordinary Share surrendered in exchange therefor, (ii) the adjusted tax basis of a PubCo Warrant received by a U.S. Holder in the Initial Merger will equal the U.S. Holder’s tax basis in the Bridgetown Warrant surrendered in exchange therefor, and (iii) the holding period for a PubCo Security received by a U.S. Holder will include such U.S. Holder’s holding period for the Bridgetown Security surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the Bridgetown Class A Ordinary Shares may prevent the holding period of the PubCo Class A Ordinary Shares from commencing prior to the termination of such rights.

U.S. Federal Income Tax Considerations of Owning PubCo Ordinary Shares

Taxation of Dividends and Other Distributions on PubCo Class A Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, if PubCo makes a distribution of cash or other property to a U.S. Holder of PubCo Class A Ordinary Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its PubCo Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such PubCo Class A Ordinary Shares. Because PubCo does not expect to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by PubCo will generally be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) PubCo Class A Ordinary Shares are readily tradable on an established securities market in the United States or (ii) PubCo is eligible for the benefits of an applicable income tax treaty, in each case provided that PubCo is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to PubCo Class A Ordinary Shares.

Taxation on the Disposition of PubCo Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of PubCo Securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such securities.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. However, it is unclear whether the redemption rights with respect to the Bridgetown Class A Ordinary Shares may prevent the holding period of the PubCo Class A Ordinary Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to various limitations.

Exercise, Lapse or Redemption of a PubCo Warrant

Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of a PubCo Warrant. A PubCo Class A Ordinary Share acquired pursuant to the exercise of a PubCo Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the PubCo Warrant, increased by the amount paid to exercise the PubCo Warrant. It is unclear whether a U.S. Holder’s holding period for the PubCo Class A Ordinary Share will commence on the date of exercise of the PubCo Warrant or the day following the date of exercise of the PubCo Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the PubCo Warrant. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under current U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the PubCo Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the PubCo Warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the PubCo Class A Ordinary Shares received on exercise would be treated as commencing on the date of exercise of the PubCo Warrants or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the PubCo Class A Ordinary Share received will include the holding period of the PubCo Warrant.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered PubCo Warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. In this case, the U.S. Holders would recognize gain or loss in an amount equal to the difference between the fair market value of the PubCo Warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. A U.S. Holder’s tax basis in the PubCo Class A Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the PubCo Warrants exercised (i.e., the U.S. Holder’s purchase price for the PubCo Warrants (or the portion of such U.S. Holder’s purchase price for Units that is allocated to the PubCo Warrants)) and the exercise price of such PubCo Warrants. It is unclear whether a U.S. Holder’s holding period for the PubCo Class A Ordinary Shares would commence on the date of exercise of the PubCo Warrants or the day following the date of exercise of the PubCo Warrants.

We expect a cashless exercise of PubCo Warrants (including after PubCo provides notice of its intent to redeem PubCo Warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance which, if any, of the alternative tax characterizations and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of PubCo Warrants.

Subject to the PFIC rules described below, if PubCo redeems PubCo Warrants for cash pursuant to the redemption provisions of the PubCo Warrants or if PubCo purchases PubCo Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition of such PubCo Warrants by the U.S. Holder, taxed as described above under “—Taxation on the Disposition of PubCo Securities.”

Possible Constructive Distributions

The terms of each PubCo Warrant provide for an adjustment to the number of PubCo Class A Ordinary Shares for which the PubCo Warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution is generally not taxable to U.S. Holders of PubCo Warrants. However, the U.S. Holders of PubCo Warrants would be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases such U.S. Holder’s proportionate interest in PubCo’s assets or earnings and profits (e.g., through an increase in the number of PubCo Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a PubCo Warrant) as a result of a distribution of cash or other property to the holders of PubCo Class A Ordinary Shares that is taxable to the U.S. Holders of such PubCo Class A Ordinary Shares as a distribution as described above under “—Taxation of Dividends and Other Distributions on PubCo Class A Ordinary Shares.” Such a constructive distribution to the U.S. Holders of the PubCo Warrants would be subject to tax as described under that section in the same manner as if the U.S. Holders of the PubCo Warrants received a cash distribution from PubCo equal to the fair market value of such increased interest.

PFIC Considerations

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

PFIC Status of Bridgetown and PubCo

Following the Initial Merger, PubCo will be treated as the successor to Bridgetown for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied based on the assets and activities of the combined business. Based on the application of these rules to the taxable year that includes the Business Combination, the expected timing of the Business Combination, and the anticipated assets and income of the combined company, PubCo is expected to be a PFIC for the Current Taxable Year.

Although PubCo is not expected to be a PFIC for the taxable year subsequent to the Current Taxable Year or the foreseeable future, in the absence of certain elections described below, an initial determination that PubCo is a PFIC for any taxable year in which a U.S. Holder holds PubCo Class A Ordinary Shares will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold such shares, whether or not PubCo meets the test for PFIC status in those subsequent years. Similarly, because PubCo will be treated as the successor to Bridgetown for U.S. federal income tax purposes following the Initial Merger, if Bridgetown was a PFIC during the holding period of a U.S. Holder, any new PubCo Class A Ordinary Shares received in exchange for Bridgetown Class A Ordinary Shares in the Initial Merger (or on the exercise of PubCo Warrants exchanged for Bridgetown Warrants) may, in the absence of certain elections described below, be treated as stock of a PFIC, even if PubCo is not a PFIC for the Current Taxable Year or future taxable years. Because it is a blank check company with no active business, it is anticipated that Bridgetown was a PFIC for the taxable years ended on December 31, 2020, December 31, 2021, and December 31, 2022.

PubCo’s actual PFIC status for its Current Taxable Year or any future taxable year will not be determinable until after the end of such taxable year and such determination may depend in part on the value of any unbooked goodwill (which is generally determined in large part by reference to the market price of the PubCo Class A Ordinary Shares from time to time, which could be volatile); accordingly, there can be no assurance regarding PubCo’s PFIC status for the Current Taxable Year or future years.

Application of PFIC Rules to PubCo Ordinary Shares

If Bridgetown or PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder in PubCo Securities (or, for purposes of any redemption of Bridgetown Class A Ordinary Shares, in a redeeming U.S. Holder’s holding period in such shares), then such holder will generally be subject to special rules (the “Default PFIC Regime”) unless, in the case of PubCo Ordinary Shares, the U.S. Holder made (i) a timely and effective QEF election for Bridgetown’s or PubCo’s (as the case may be) first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Bridgetown Ordinary Shares or PubCo Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), (ii) a QEF election along with a purging election, or (iii) a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election.” The Default PFIC Regime applies with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its Bridgetown or PubCo Securities; and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of PubCo Securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under the Default PFIC Regime:

•

the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its PubCo Securities (taking into account the relevant holding period of the Bridgetown Securities exchanged therefor);

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Bridgetown was or PubCo is a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE EXCHANGE OR REDEMPTION OF BRIDGETOWN SECURITIES OR PUBCO SECURITIES (AS APPLICABLE) OR ON THE OWNERSHIP OR DISPOSITION OF PUBCO SECURITIES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election, Mark-to-Market Election and Purging Election

In general, if PubCo is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its PubCo Ordinary Shares (but not PubCo Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF Election will include in income its pro rata share of PubCo’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which PubCo’s taxable year ends if PubCo is treated as a PFIC for that taxable year. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF Election rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF Election with respect to its PubCo Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such PubCo Warrants (other than upon exercise of such Pubco Warrants) and Bridgetown or PubCo was a PFIC at any time during the U.S. Holder’s holding period of such PubCo Warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises such PubCo Warrants properly makes a QEF Election with respect to the newly acquired PubCo Class A Ordinary Shares, the QEF Election will apply to the newly acquired PubCo Class A Ordinary Shares (it is not clear how a previously made QEF Election that is in effect with respect to PubCo would apply to PubCo Class A Ordinary Shares subsequently acquired on the exercise of such warrants). Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account current income inclusions resulting from the QEF Election, will generally continue to apply with respect to such newly acquired PubCo Class A Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the PubCo Warrants), unless the U.S. Holder makes a purging election (discussed below).

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.

In order to comply with the requirements of a QEF Election with respect to PubCo Class A Ordinary Shares, a U.S. Holder must receive a PFIC Annual Information Statement from PubCo. If PubCo determines that it is a PFIC for the Current Taxable Year, Pubco will endeavor to use commercially reasonable efforts to make available to U.S. Holders a PFIC Annual Information Statement with respect to the Current Taxable Year. However, there is no assurance that PubCo will have timely knowledge of its status as a PFIC in the future or that it will make available a PFIC Annual Information Statement. U.S. Holders should consult their tax advisors with respect to any QEF Election previously made with respect to Bridgetown Class A Ordinary Shares.

If a U.S. Holder has made a QEF Election with respect to PubCo Class A Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF Election was made in the U.S. Holder’s First PFIC Holding Year or a purging election (discussed below) was made), any gain recognized on the sale of PubCo Class A Ordinary Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders who make a QEF Election with respect to a PFIC are currently taxed on their pro rata shares of such PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF Election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election has been made.

As noted above, a determination that Bridgetown or PubCo is a PFIC for a taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. A U.S. Holder who makes the QEF Election for such holder’s First PFIC Holding Year, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for any taxable year of PubCo that ends within or with a taxable year of the U.S. Holder and in which PubCo is not a PFIC. However, if the QEF Election is not effective for each of PubCo’s taxable years in which PubCo is a PFIC (and, if applicable, was not effective for each of Bridgetown’s taxable years in which Bridgetown was a PFIC) and the U.S. Holder holds (or is deemed to hold) new PubCo Class A Ordinary Shares, the Default PFIC Regime discussed above will continue to apply to such shares unless the holder makes a purging election (discussed below), and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF Election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes (or has made) a valid mark-to-market election with respect to PubCo Class A Ordinary Shares (or, if applicable, Bridgetown Class A Ordinary Shares) for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its PubCo Class A Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year in its holding period that PubCo is treated as a PFIC the excess, if any, of the fair market value of its PubCo Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Class A Ordinary Shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the PubCo Class A Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. Currently, a mark-to-market election may not be made with respect to PubCo Warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to Bridgetown Class A Ordinary Shares or PubCo Ordinary Shares under their particular circumstances.

PubCo Class A Ordinary Shares treated as stock of a PFIC under the Default PFIC Regime (including PubCo Class A Ordinary Shares received in exchange for Bridgetown Shares that were so treated at the time of the Business Combination) will continue to be treated as stock of a PFIC, including in taxable years in which PubCo ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which Bridgetown or PubCo, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s PubCo Class A Ordinary Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

If PubCo is a PFIC and, at any time, has equity interest in any foreign entity that is classified as a PFIC, U.S. Holders would generally be deemed to own a proportionate amount (by value) of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if PubCo receives a distribution from, or disposes of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621(whether or not a QEF or market-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and the elections described above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of PubCo Securities should consult their own tax advisors concerning the application of the PFIC rules to PubCo Securities under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS

SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. Holders of Exercising Redemption Rights

Subject to the PFIC rules discussed above, the U.S. federal income tax consequences to a U.S. Holder of ordinary shares that exercises its redemption rights to receive cash in exchange for all or a portion of its ordinary shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code, as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed above).

The redemption of ordinary shares will generally qualify as a sale of the ordinary shares that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. Under these tests, which are explained more fully below, it is expected that a redeeming U.S. Holder generally will be treated as selling its ordinary shares with the U.S. federal income tax consequences generally described above under “—Taxation on the Disposition of PubCo Securities.”

For purposes of such tests, a U.S. Holder takes into account not only ordinary shares actually owned by such U.S. Holder, but also ordinary shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to ordinary shares owned directly, ordinary shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any ordinary shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of the warrants.

The redemption of ordinary shares will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the Bridgetown Class A Ordinary Shares may not be treated as voting shares for this purpose, and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the ordinary shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the ordinary shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of ordinary shares owned by certain family members and such U.S. Holder does not constructively own any other ordinary shares. The redemption of ordinary shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to ordinary shares, and the tax effects will be as described for distributions on PubCo Class A Ordinary Shares under “—Taxation of Dividends and Other Distributions on PubCo Class A Ordinary Shares” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its tax advisors as to the allocation of any remaining basis.

Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THEIR ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE INITIAL MERGER.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in PubCo Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of PubCo Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of PubCo Ordinary Shares, as the case may be, nor will gains derived from the disposal of PubCo Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of PubCo Securities or on an instrument of transfer in respect of a PubCo Security.

PubCo has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (as amended) of the Cayman Islands the following undertaking is hereby given to PubCo:

(a)	That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to PubCo or its operations; and

(b)	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i)	on or in respect of the shares debentures or other obligations of PubCo; or

(ii)	by way of the withholding in whole or part of any relevant payment as defined in the Tax Concessions Act.

These concessions shall be for a period of THIRTY years from the 17th day of April 2023.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to PubCo levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Defined terms included below have the same meaning as the terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial statements are based on the historical financial information of Bridgetown and CGCL as adjusted to give effect to the Business Combination, and the other transactions contemplated by the Business Combination Agreement between Bridgetown and CGCL.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2022 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 gives effect to the Business Combination as if it had been occurred on January 1, 2022.

The unaudited pro forma condensed combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information is based on and should be read in conjunction with (i) CGCL’s audited consolidated financial statements as of and for the year ended December 31, 2022, (ii) the audited financial statements of Bridgetown for the year ended December 31, 2022 and related notes, the sections titled “Bridgetown’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “MoneyHero’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been prepared using the assumptions below:

(a)	Assuming No Redemption Scenario:

•	2,655,171 CGCL Class A Ordinary Shares and 2,058,932 CGCL Class B Ordinary Shares outstanding as of December 31, 2022 will be converted at a ratio of 0.307212 into PubCo Class A Ordinary Shares;

•	15,488,498 CGCL Preference Shares outstanding as of December 31, 2022 will be converted at a ratio of 0.307212 into PubCo Preference Shares;

•

An aggregate of 154,254 PubCo Preference Shares and PubCo Class A Ordinary Shares may be issued in connection with the Business Combination from the conversion at a ratio of 0.307212 of: (i) 473,566 CGCL Preference Shares that CGCL may issue to holders of CGCL Preference Shares as share dividends; and (ii) 28,544 CGCL Class A Ordinary Shares that CGCL may issue to settle its contractual obligations before Closing;

•	20,652,495 of the 27,179,790 CGCL Class C Warrants outstanding as of December 31, 2022 will be exercised and converted at a ratio of 0.307212 into Pubco Class A Ordinary Shares;

•	15,093,034 Bridgetown Class A Ordinary Shares and 14,874,838 Bridgetown Class B Ordinary Shares outstanding as of December 31, 2022 will be converted on a 1-to-1 basis into PubCo Ordinary Shares;

•	500,000 Pubco Class A Ordinary Shares may be issued pursuant to the Working Capital Loan Capitalization Agreement;

(b)

Assuming Maximum Redemption Scenario A: The assumptions are the same as the No Redemption Scenario except that 10,093,034 Bridgetown Class A Ordinary Shares held by Bridgetown shareholders other than the FWD Parties will be redeemed for their pro rata shares of the funds in Bridgetown’s Trust Account and 5,000,000 Bridgetown Class A Ordinary Shares are converted on a 1-to-1 basis into PubCo Class A Ordinary Shares; and

(c)

Assuming Maximum Redemption Scenario B: The assumptions are the same as the No Redemption Scenario except that 11,300,000 Bridgetown Class A Ordinary Shares held by Bridgetown shareholders (including 5,000,000 Bridgetown Class A Ordinary Shares held by the FWD Parties and 6,300,000 Bridgetown Class A Ordinary Shares held by other Bridgetown shareholders) will be redeemed for their pro rata shares of the funds in Bridgetown’s Trust Account and 3,793,034 Bridgetown Class A Ordinary Shares are converted on a 1-to-1 basis into PubCo Class A Ordinary Shares.

The assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements were presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Description of the Business Combination

On May 25, 2023, Bridgetown entered into the Business Combination Agreement with CGCL, PubCo, Bridgetown Merger Sub and CGCL Merger Sub. Pursuant to the Business Combination Agreement, (i) Bridgetown will merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo (the “Initial Merger”) and (ii) following the Initial Merger, CGCL Merger Sub will merge with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger,” and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Ownership

Upon consummation of the Business Combination, and the other transactions contemplated by the Business Combination Agreement between Bridgetown and CGCL, the post- Closing share ownership of PubCo based on the historical number of shares issued as of December 31, 2022 would be as follows:

Share Ownership in PubCo
	Pro Forma Combined (No Redemption Scenario)	Pro Forma Combined (Maximum Redemption Scenario A)	Pro Forma Combined (Maximum Redemption Scenario B)
CGCL Shareholders	12,705,393 (29.43%)	12,705,393 (38.41%)	12,705,393 (39.86%)
Bridgetown Public Shareholders	15,093,034 (34.96%)	5,000,000 (15.11%)	3,793,034 (11.90%)
Bridgetown Sponsor/Directors/Advisors(1)	15,374,838 (35.61%)	15,374,838 (46.48%)	15,374,838 (48.24%)
Total	43,173,265 (100%)	33,080,231 (100%)	31,873,265 (100%)

Note:

(1)

Pursuant to the Sponsor Support Agreement and the Non-Redemption Deeds, under certain circumstances, Sponsor may be required to forfeit PubCo Shares or sell PubCo Shares in order to generate cash proceeds and, as a result, the number of PubCo Shares Sponsor will own may be reduced following the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022

(in US$)

	(IFRS) CompareAsia Group Capital Limited	(US GAAP) Bridgetown Holdings Ltd	Transaction accounting adjustment (Assuming No Redemption Scenario)	Note	Pro forma combined (Assuming No Redemption Scenario)	Transaction accounting adjustment (Assuming Maximum Redemption Scenario A)	Note	Pro forma combined (Assuming Maximum Redemption Scenario A)	Transaction accounting adjustment (Assuming Maximum Redemption Scenario B)	Note	Pro forma combined (Assuming Maximum Redemption Scenario B)
NON-CURRENT ASSETS
Goodwill	—	—			—			—			—
Other intangible assets	14,406,672	—			14,406,672			14,406,672			14,406,672
Property and equipment	293,613	—			293,613			293,613			293,613
Right-of-use assets	778,414	—			778,414			778,414			778,414
Prepayments and deposits	128,927	—			128,927			128,927			128,927
Cash and marketable securities held in Trust Account	—	152,362,993	(152,362,993)	E	—	(152,362,993)	E	—	(152,362,993)	E	—

Total non-current assets	15,607,626	152,362,993	(152,362,993)		15,607,626	(152,362,993)		15,607,626	(152,362,993)		15,607,626

CURRENT ASSETS
Accounts receivable	9,684,035	—			9,684,035			9,684,035			9,684,035
Contract assets	11,140,109	—			11,140,109			11,140,109			11,140,109
Prepayments, deposits and other receivables	3,523,690	664,583			4,188,273			4,188,273			4,188,273
Pledged bank deposits	195,883	—			195,883			195,883			195,883
Cash and bank balances	24,077,695	23,399	(5,500,120)	A	147,115,432	(5,500,120)	A	45,276,719	(5,500,120)	A	33,098,432
			(17,849,805)	C		(17,849,805)	C		(17,849,805)	C
			(7,082,397)	D		(7,082,397)	D		(7,082,397)	D
			152,362,993	E		152,362,993	E		152,362,993	E
			2,065	H		2,065	H		2,065	H
			1,081,602	I		1,081,602	I		1,081,602	I
						(101,838,713)	J		(114,017,000)	J

Total current assets	48,621,412	687,982	123,014,338		172,323,732	21,175,625		70,485,019	8,997,338		58,306,732

CURRENT LIABILITIES
Accounts payable	16,653,695				16,653,695			16,653,695			16,653,695
Other payables and accruals	6,553,317	1,706,987			8,260,304			8,260,304			8,260,304

Other derivative financial instruments	2,796,131	—			2,796,131			2,796,131			2,796,131
Warrant liabilities	12,449,145	—	(8,846,149)	H	3,602,996	(8,846,149)	H	3,602,996	(8,846,149)	H	3,602,996
Lease liabilities	492,735	—			492,735			492,735			492,735
Tax payable	4,135	—			4,135			4,135			4,135
Provisions	66,118	—			66,118			66,118			66,118
Advances from related party	—	2,218,398	(2,218,398)	I	—	(2,218,398)	I	—	(2,218,398)	I	—
Due to related party	—	400,000	(400,000)	I	—	(400,000)	I	—	(400,000)	I	—
Promissory notes - related party	—	1,300,000	(1,300,000)	I	—	(1,300,000)	I	—	(1,300,000)	I	—

Total current liabilities	39,015,276	5,625,385	(12,764,547)		31,876,114	(12,764,547)		31,876,114	(12,764,547)		31,876,114

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION (continued)

AS OF DECEMBER 31, 2022

(in US$)

	(IFRS) CompareAsia Group Capital Limited	(US GAAP) Bridgetown Holdings Ltd	Transaction accounting adjustment (Assuming No Redemption Scenario)	Note	Pro forma combined (Assuming No Redemption Scenario)	Transaction accounting adjustment (Assuming Maximum Redemption Scenario A)	Note	Pro forma combined (Assuming Maximum Redemption Scenario A)	Transaction accounting adjustment (Assuming Maximum Redemption Scenario B)	Note	Pro forma combined (Assuming Maximum Redemption Scenario B)
NET CURRENT ASSETS/(LIABILITIES)	9,606,136	(4,937,403)	135,778,885		140,447,618	33,940,172		38,608,905	21,761,885		26,430,618
	—	—	—		—	—		—	—		—
TOTAL ASSETS LESS CURRENT LIABILITIES	25,213,762	147,425,590	(16,584,108)		156,055,244	(118,422,821)		54,216,531	(130,601,108)		42,038,244
	—	—	—		—	—		—	—		—
NON-CURRENT LIABILITIES
Lease liabilities	292,952	—			292,952			292,952			292,952
Other payables	208,698	—			208,698			208,698			208,698
Interest-bearing borrowings	8,745,192	—			8,745,192			8,745,192			8,745,192
Deferred tax liabilities	35,540	—			35,540			35,540			35,540
Provisions	136,278	—			136,278			136,278			136,278
Warrant liabilities	—	3,153,966			3,153,966			3,153,966			3,153,966
Deferred underwriting fee payable	—	17,849,805	(17,849,805)	C	—	(17,849,805)	C	—	(17,849,805)	C	—

Total non-current liabilities	9,418,660	21,003,771	(17,849,805)		12,572,626	(17,849,805)		12,572,626	(17,849,805)		12,572,626

Commitments and Contingencies
Ordinary shares subject to possible redemptions	—	152,362,993	(152,362,993)	B	—	(152,362,993)	B	—	(152,362,993)	B	—

EQUITY
Issued capital	2,020	1,487			4,317			3,308			3,187
			1,509	B		500	B		379	B
			(1,400)	F		(1,400)	F		(1,400)	F
			15	G		15	G		15	G
			636	H		636	H		636	H
			50	I		50	I		50	I
Reserves/ (deficit)	15,793,082	(25,942,661)	(5,500,120)	A	143,478,301	(5,500,120)	A	41,640,597	(5,500,120)	A	29,462,431
			152,361,484	B		152,362,493	B		152,362,614	B
			(7,082,397)	D		(7,082,397)	D		(7,082,397)	D
			1,400	F		1,400	F		1,400	F
			(15)	G		(15)	G		(15)	G
			8,847,578	H		8,847,578	H		8,847,578	H
			4,999,950	I		4,999,950	I		4,999,950	I
						(101,838,713)	J		(114,017,000)	J

Total equity / (deficit)	15,795,102	(25,941,174)	153,628,690		143,482,618	51,789,977		41,643,905	39,611,690		29,465,618

Total liabilities and equity / (deficit)	64,229,038	153,050,975	(29,348,655)		187,931,358	(131,187,368)		86,092,645	(143,365,655)		73,914,358

UNAUDITED PRO FORMA CONSOLIDATED COMBINED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

(in US$, except share and per share data)

	(IFRS) CompareAsia Group Capital Limited	(US GAAP) Bridgetown Holdings Ltd	Transaction accounting adjustment (Assuming No Redemption Scenario)	Note	Pro forma combined (Assuming No Redemption Scenario)	Transaction accounting adjustment (Assuming Maximum Redemption Scenario A)	Note	Pro forma combined (Assuming Maximum Redemption Scenario A)	Transaction accounting adjustment (Assuming Maximum Redemption Scenario B)	Note	Pro forma combined (Assuming Maximum Redemption Scenario B)
REVENUE	68,132,256	—			68,132,256			68,132,256			68,132,256
Cost and expenses:
Cost of revenue	(33,881,248)	—			(33,881,248)			(33,881,248)			(33,881,248)
Advertising and marketing expenses	(16,473,378)	—			(16,473,378)			(16,473,378)			(16,473,378)
Technology costs	(6,554,254)	—			(6,554,254)			(6,554,254)			(6,554,254)
Employee benefit expenses	(35,023,534)	—			(35,023,534)			(35,023,534)			(35,023,534)
General, administrative and other operating expenses	(13,854,809)	—	(88,980)	G	(13,943,789)	(88,980)	G	(13,943,789)	(88,980)	G	(13,943,789)
Foreign exchange differences, net	(4,051,710)	—			(4,051,710)			(4,051,710)			(4,051,710)
Formation and operating costs	—	(1,701,017)			(1,701,017)			(1,701,017)			(1,701,017)
Cost of proposed listing			(5,500,120)	A	(190,451,712)	(5,500,120)	A	(189,442,408)	(5,500,120)	A	(189,321,712)
			(184,951,592)	B		(183,942,288)	B		(183,821,592)	B

Operating loss	(41,706,677)	(1,701,017)	(190,540,692)		(233,948,386)	(189,531,388)		(232,939,082)	(189,410,692)		(232,818,386)
Other income/(expenses):
Other income	915,164	—			915,164			915,164			915,164
Finance costs	(7,800,597)	—			(7,800,597)			(7,800,597)			(7,800,597)
Change in fair value of financial instruments	(1,101,484)	20,366,950			19,265,466			19,265,466			19,265,466
Interest earned on cash and marketable securities held in Trust Account	—	4,550,111	(4,550,111)	K	—	(4,550,111)	K	—	(4,550,111)	K	—

INCOME/ (LOSS) BEFORE TAX	(49,693,594)	23,216,044	(195,090,803)		(221,568,353)	(194,081,499)		(222,559,049)	(193,960,803)		(220,438,353)
Income tax credit	251,779	—			251,779			251,779			251,779

INCOME/ (LOSS) FOR THE YEAR	(49,441,815)	23,216,044	(195,090,803)		(221,316,574)	(194,081,499)		(222,307,270)	(193,960,803)		(220,186,574)

Pro forma weighted average common of shares outstanding - basic and diluted					43,173,265			33,080,231			31,873,265
Pro forma net loss per share - basic and diluted					(5.13)			(6.66)			(6.91)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Basis of Preparation

The unaudited pro forma condensed financial information is based on CGCL and Bridgetown’s historical consolidated financial statements as adjusted to give effect of the Business Combination and the other transactions contemplated by the Business Combination Agreement. The unaudited pro forma condensed combined statement of financial position as of December 31, 2022 assumes that the Business Combination occurred on January 1, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 present pro forma effect to the Business Combination as if it had been completed on January 1, 2022.

The unaudited pro forma condensed combined financial information should be read in conjunction with, the historical financial statements (including the related notes) of CGCL and Bridgetown. The historical financial information of CGCL was derived from the audited consolidated financial statements of CGCL as of and for the year ended December 31, 2022, of which are included elsewhere in this prospectus. The historical financial information of Bridgetown was derived from the audited financial statements of Bridgetown as of and for the year ended December 31, 2022, of which are included elsewhere in this prospectus.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, PubCo will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of CGCL issuing shares at the Closing for the net assets of Bridgetown as of the Closing Date, accompanied by a recapitalization. The net assets of Bridgetown will be stated at historical cost, with no goodwill or other intangible assets recorded.

CGCL is determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

(i)	CGCL has the ability to nominate the majority of the members of the board of directors;

(ii)	CGCL’s senior management is the senior management of the post-combination company; and

(iii)	CGCL is the larger entity, in terms of substantive operations and employee base.

The Business Combination is not within the scope of IFRS 3 because Bridgetown does not meet the definition of a business in accordance with IFRS 3, and is accounted for in accordance with IFRS 2. Any excess of fair value of PubCo shares issued over the fair value of Bridgetown’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of CGCL and Bridgetown.

IFRS Policy and Presentation Alignment

The historical financial statements of CGCL were prepared in accordance with IFRS as issued by the IASB and in its presentation and reporting currency of United States dollars (US$). The historical financial statements of Bridgetown were prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States dollars (US$). IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

Transaction Accounting Adjustments

The Transaction accounting adjustments included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2022 and the unaudited pro forma condensed combined statement of profit or loss and other comprehensive income for the year ended December 31, 2022 are as follows:

A.

Represents preliminary estimated transaction costs expected to be incurred and expensed by CGCL of approximately US$5.5 million for advisory, legal, research and accounting fees incurred as part of the Business Combination as of December 31, 2022.

As of December 31, 2022, no amount has been accrued as of the pro forma statement of financial position date.

B.

Represents IFRS 2 stock exchange listing expenses calculated as the excess of (i) the estimated fair value of CGCL equity issued over (ii) the fair value of Bridgetown’s net assets acquired in connection with the Business Combination. The estimated fair value of PubCo equity to be issued was based on the market values of Bridgetown’s Class A ordinary shares and Class B ordinary shares outstanding at the date of the Business Combination. The IFRS 2 stock exchange listing expenses, which is non-recurring in nature and represents a share-based payment made in exchange for a listing service, is estimated to be between US$183.8 million and US$185.0 million for the year ended December 31, 2022. The actual charge is dependent upon the fair value of Bridgetown Class A ordinary shares and Class B ordinary shares outstanding at the date of the Business Combination. Since the shares are subject to redemption requests by shareholders, which can be exercised prior to the Business Combination, the number of shares that will be outstanding at the date of the Business Combination is not currently known. The fair values have therefore been estimated using three different assumptions: (1) No redemption Scenario; (2) Maximum Redemption Scenario A; and (3) Maximum Redemption Scenario B, respectively.

	As of December 31, 2022
	Assuming No Redemption Scenario	Assuming Maximum Redemption Scenario A	Assuming Maximum Redemption Scenario B
	(in US$)	(in US$)	(in US$)
Estimated fair value of PubCo equity consideration issued (pro forma)
Fair value of Bridgetown Class A ordinary shares outstanding	153,798,017	50,950,000	38,651,017
Fair value of Bridgetown Class B ordinary shares outstanding	151,574,599	151,574,599	151,574,599

	305,372,616	202,524,599	190,225,616
Estimated fair value of Bridgetown net assets/liabilities acquired (pro forma)
Net assets as of December 31, 2022	126,421,819	126,421,819	126,421,819
Accrued transaction costs in Note D	(7,082,397)	(7,082,397)	(7,082,397)
Additional Working Capital Loan in Note I	1,081,602	1,081,602	1,081,602
Settlement for redemptions of Bridgetown common stock	—	(101,838,713)	(114,017,000)

	120,421,024	18,582,311	6,404,024
Excess of PubCo consideration issued over fair value of Bridgetown net assets acquired (IFRS2 Expenses)	184,951,592	183,942,288	183,821,592

The estimated fair value of PubCo equity consideration issued was determined based on Bridgetown’s quoted market price of $10.19/share as of May 26, 2023 assuming (1) 15,093,034 Class A ordinary shares and 14,874,838 Class B ordinary shares, (2) 5,000,000 Class A ordinary shares and 14,874,838 Class B ordinary shares and (3) no Class A ordinary shares and 14,874,838 Class B ordinary shares are converted into CGCL shares for (1) No Redemption Scenario; (2) Maximum Redemption Scenario A; and (3) Maximum Redemption Scenario B, respectively.

The actual amount of the IFRS 2 stock exchange listing expenses will be calculated as of (and recognized as a charge to the income statement upon) consummation of the Business Combination and may differ materially from the amount estimated above.

C.	Represents the settlement in cash of deferred underwriting fees from the Trust Account.

D.

Represents preliminary estimated transaction costs expected to be incurred by Bridgetown of approximately US$7.1 million, for advisory, legal, research and accounting fees incurred as part of the Business Combination.

E.	Reflects the liquidation and reclassification of $152.6 million of investments held in the Trust Account to cash and cash equivalents that becomes available following the Business Combination.

F.

Represents the conversion of (i) 2,655,171 CGCL Class A Ordinary Shares and 2,058,932 CGCL Class B Ordinary Shares outstanding as of December 31, 2022 at a ratio of 0.307212 into PubCo Class A Ordinary Shares per share in relation to the Business Combination Agreement; and (ii) 15,488,498 CGCL Preference Shares outstanding as of December 31, 2022 at a ratio of 0.307212 into PubCo Preference Shares in relation to the Business Combination Agreement.

G.

Represents an aggregate of 154,254 PubCo Preference Shares and PubCo Class A Ordinary Shares that may be issued in connection with the Business Combination from the conversion at a ratio of 0.307212 of (i) 473,566 CGCL Preference Shares that CGCL may issue to holders of CGCL Preference Shares as share dividends; and (ii) 28,544 CGCL Class A Ordinary Shares that CGCL may issue to settle its contractual obligations before Closing. The estimated fair value of PubCo equity to be issued was based on the market values of Bridgetown’s Class A ordinary shares outstanding at the date of the Business Combination. The estimated fair value of PubCo equity consideration issued was determined based on Bridgetown’s quoted market price of $10.19/share as of May 26, 2023

H.

Represents the pro forma adjustment for the exercise and conversion of 206,52,495 CGCL Class C Warrants at a ratio of 0.307212 into 6,344,694 Pubco Class A Ordinary Shares in relation to the Business Combination Agreement.

I.	Represents 500,000 Pubco Class A Ordinary Shares that may be issued pursuant to the Working Capital Loan Capitalization Agreement.

J.

Represents the pro forma adjustment for the 10,093,034 and 11,300,000 Bridgetown Class A Ordinary Shares assumed to be redeemed under Maximum Redemption Scenario A and Maximum Redemption Scenario B respectively at the pro rata shares of the funds in Bridgetown’s Trust Account as of December 31, 2022 of US$10.09. Under Maximum Redemption Scenario A and Maximum Redemption Scenario B, US$101.8 million and US$114.4 million in cash will be paid to redeeming shareholders with the offset to share capital.

K.	Represents the elimination of interest income generated from the Trust Account for the year ended December 31, 2022.

Pro forma basic and diluted net loss per share

Represents the pro form basic and diluted net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and related transactions are reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination are outstanding for the entire period presented. No adjustment was made to the pro forma basic loss per share amounts presented for the year ended 31 December 2022 as the impact of the warrants and share options outstanding had an anti-dilutive effect on the pro forma basic loss per share amounts presented.

The unaudited pro forma condensed combined financial statements were prepared assuming three alternative levels of redemption of Bridgetown’s public shares:

	For the year ended December 31, 2022
	Assuming No Redemption Scenario	Assuming Maximum Redemption Scenario A	Assuming Maximum Redemption Scenario B
	(in US$)	(in US$)	(in US$)
Pro forma net loss	(221,316,574)	(220,307,271)	(220,186,574)
Weighted average shares outstanding—basic and diluted	43,173,265	33,080,231	31,873,265
Net loss per share—basic and diluted	(5.13)	(6.66)	(6.91)
Weighted average shares outstanding—basic and diluted:
CGCL shareholders	12,705,393	12,705,393	12,705,393
Bridgetown public shareholders	15,093,034	5,000,000	3,793,034
Bridgetown Sponsor/Directors/Advisors	15,374,838	15,374,838	15,374,838

Total	43,173,265	33,080,231	31,873,265

INFORMATION RELATED TO PUBCO

The information provided below pertains to PubCo prior to the Business Combination. As of the date of this proxy statement/prospectus, PubCo has not conducted any material activities other than those incident to its formation and to the matters related to effectuating the Business Combination. For information about PubCo’s management and corporate governance following the Business Combination, see the section titled “Management of PubCo Following the Business Combination.”

Incorporation

PubCo was incorporated under the laws of the Cayman Islands on March 31, 2023, solely for the purpose of effectuating the Business Combination.

PubCo was incorporated with an aggregate share capital of $50,000 divided into 500,000,000 registered shares of a par value of $0.0001 per share. Two such shares are currently issued and outstanding. For descriptions of PubCo Ordinary Shares, see the section titled “Description of PubCo Securities.” At incorporation, its assets consisted of the par value contributed for its sole outstanding share.

PubCo’s corporate purpose is unrestricted and PubCo has the full power and authority to carry out any object not prohibited by the Cayman Companies Act or any other law of the Cayman Islands.

Memorandum and Articles of Association

At the consummation of the Business Combination, the Amended PubCo Articles shall be substantially in the form attached to this proxy statement/prospectus as Annex B. See the section titled “Description of PubCo Securities.”

Principal Executive Office

After the consummation of the Business Combination, the mailing address and principal executive office of PubCo will be 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.

Financial Year

PubCo has no material assets and does not operate any businesses. Accordingly, no financial statements of PubCo have been included in this proxy statement/prospectus.

PubCo’s financial year is the calendar year. PubCo’s auditor after the consummation of the Business Combination is expected to be Ernst & Young, located at 27/F, One Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

Subsidiaries

Gemini Merger Sub 1 Limited and Gemini Merger Sub 2 Limited are newly incorporated Cayman Islands exempted companies and wholly owned subsidiaries of PubCo. As of the date of this proxy statement/prospectus, Gemini Merger Sub 1 Limited and Gemini Merger Sub 2 Limited have not conducted any material activities other than those incident to their formation and to the matters contemplated by the Business Combination Agreement.

Current Shareholders

Prior to the consummation of the Business Combination, the sole shareholders of PubCo are Derek Fong and Kenneth Chan. Upon the consummation of the Business Combination, PubCo will become a new public company owned by the prior shareholders of Bridgetown and the prior shareholders and certain warrantholders of MoneyHero Group.

Board of Directors

Prior to the consummation of the Business Combination, the directors of PubCo are Derek Fong and Kenneth Chan. As of the consummation of the Business Combination, the PubCo Board is expected to comprise up to nine directors. For more details, see the section titled “Management of PubCo Following the Business Combination.”

Controlled Company

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements.

Upon the consummation of the Business Combination, the Sponsor, the sole member of which is indirectly wholly owned by Mr. Richard Tzar Kai Li (“Mr. Li”), is expected to hold 29.83% of the equity interest and 70.26% of the voting power in PubCo under the No Redemption Scenario (not taking into account of any PubCo Class A Ordinary Shares underlying the PubCo Sponsor Warrants, which are exercisable 30 days after Closing). As a result of the Sponsor’s majority ownership and voting power, which would give it the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this proxy statement/prospectus), PubCo is expected to qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, PubCo will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. PubCo currently does not intend to take advantage of these exemptions, subject to application of its home country corporate governance practices as outlined below. However, we cannot guarantee that this may not change going forward. For more details on related risks, see “Risk Factors —Risks Related to PubCo and Its Securities—Upon our listing on Nasdaq, we expect to be a “controlled company” within the meaning of the Nasdaq rules and, as a result, would qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.”

Emerging Growth Company

Upon consummation of the Business Combination, it is expected that PubCo will be an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of PubCo’s prior second fiscal quarter, PubCo has been subject to Exchange Act reporting requirements for at least 12 calendar months; and filed at least one annual report, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. PubCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Foreign Private Issuer

Immediately following the Business Combination, PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and will therefore exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

In addition, as a foreign private issuer, PubCo is permitted to follow certain corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, PubCo is not required to have a majority of its board of directors consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. PubCo intends to follow its home country’s corporate governance practices as long as it remains a foreign private issuer. As a result, PubCo’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements.

For more details on related risks, see “Risk Factors—Risks Related to PubCo and Its Securities—PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such PubCo will be exempt from certain provisions applicable to United States domestic public companies” and “Risk Factors—Risks Related to PubCo and Its Securities—As a foreign private issuer, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards applicable to domestic U.S. companies. These practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq’s corporate governance standards,” and “PubCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.”

Legal Proceedings

As of the date of this proxy statement/prospectus, PubCo was not party to any material legal proceedings. In the future, PubCo may become party to legal matters and claims arising in the ordinary course of business.

Properties

PubCo currently does not own or lease any physical property.

Employees

PubCo currently has no employees.

INFORMATION RELATED TO BRIDGETOWN

Unless the context otherwise requires, all references in this section to the “Company,” “Bridgetown,” “we,” “us” or “our” refer to Bridgetown prior to the consummation of the Business Combination.

Introduction

We are a blank check company incorporated on May 27, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this proxy statement/prospectus as our initial business combination. Based on our business activities, Bridgetown is a “shell company” as defined under the Exchange Act, because we have no operations and nominal assets consisting almost entirely of cash.

Initial Public Offering

On October 20, 2020, we consummated our IPO of 59,499,351 Units, including 4,499,351 Units issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each Unit consists of one Bridgetown Class A Ordinary Share and one-third of one redeemable Bridgetown Warrant, with each whole warrant entitling the holder thereof to purchase one Bridgetown Class A Ordinary Share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Bridgetown of $594,993,510.

Simultaneously with the closing of the IPO, we completed the private sale of an aggregate of 6,000,000 Private Placement Warrants to our Sponsor at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of $9,000,000. On October 29, 2020, simultaneously with the sale of the over-allotment Units, Bridgetown consummated a private sale of an additional 449,936 Private Placement Warrants to the Sponsor, generating gross proceeds of $674,904.

A total of $594,993,510, comprised of $583,093,640 of the proceeds from the IPO (which amount includes $20,824,772 of the underwriter’s deferred discount) and $11,899,870 of the proceeds of the sale of the Private Placement Warrants, was placed in a U.S.-based Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of March 31, 2023, there was approximately $153,529,696 in marketable securities and cash held in our Trust Account and $251,367 of cash held outside our Trust Account.

It is the job of our Sponsor and management team to complete our initial business combination. Our management team is led by Daniel Wong, our Chief Executive Officer, Chief Financial Officer and a Director, and Matt Danzeisen, our Chairman, who have many years of experience investing in ventures and building companies with operations. We must complete our initial business combination by October 20, 2023. If our initial business combination is not consummated by October 20, 2023, then our existence will terminate, and we will distribute all amounts in the Trust Account. In addition, the consummation of the Business Combination is conditioned on approval of the listing of PubCo on Nasdaq and under Nasdaq rules, such approval is unlikely to be granted if the Business Combination closes more than 36 months after effectiveness of Bridgetown’s IPO registration statement or after October 15, 2023 (notwithstanding that the Bridgetown Articles require us to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

Extension Amendment and Redemption

On October 13, 2022, we held an extraordinary general meeting in lieu of the 2022 annual general meeting of shareholders, and approved, among other things, the amendment to our amended and restated memorandum and articles of association to extend the date by which we must consummate a business combination (the “Extension Amendment”), which extended the date by which we must consummate a business combination from October 20, 2022 (which was 24 months from the closing of the IPO) to October 20, 2023 (or such earlier date as determined by the board). In connection with the Extension Amendment, shareholders holding 44,406,317 public shares exercised their right to redeem such shares for a pro rata portion of the Trust Account. We paid cash in the aggregate amount of $447,637,640.94, or approximately $10.08 per share to redeeming shareholders in the redemptions exercised by shareholders holding 44,406,317 public shares for a pro rata portion of the Trust Account in relation to the Extension Amendment. Accordingly, as of April 30, 2023, funds in the Trust Account totaled $153,976,638.71.

Our Sponsor

Bridgetown LLC, our Sponsor, has been formed as a collaboration between Pacific Century and Thiel Capital. We may also draw upon the services of PineBridge Investments, an affiliate of Pacific Century.

Pacific Century Group

Founded by Mr. Li in 1993, Pacific Century is an investment group with experience investing in, building and operating businesses in financial services, technology, media and telecommunications. In 1990, Mr. Li founded Asia’s first satellite-delivered cable-TV, Star TV (eventually sold to Rupert Murdoch’s News Corp). Mr. Li founded Pacific Century Regional Developments Limited in 1994, with Pacific Century Insurance as one of the subsidiaries (sold to Fortis in 2007). In 1999, Mr. Li, through Pacific Century, acquired a substantial interest in PCCW Limited (then known as Tricom Holdings Limited), which currently holds a majority interest in Viu (an OTT video streaming platform in Asia) and HKT Limited (a Hong Kong telecommunications service provider). In 2010, he acquired the global asset manager PineBridge Investments from AIG. PineBridge manages $147.4 billion in assets as of March 31, 2023. The firm’s private capital arm has invested in privately held companies, including Legendary Pictures (a film production and entertainment company), FieldTurf (an installer of artificial turf at sports fields), Tensar (a provider of technology driven solutions for soil reinforcement and ground stabilization), Royalty Pharma (an acquiror of pharmaceutical royalties), and Sodecia North America (formerly AZ Automotive, a manufacturer and supplier of engineered metal stampings, assemblies and modules for automobile and motor vehicles). In 2013, Mr. Li established FWD, a life insurance company launched in Hong Kong, Macau and Thailand that has since grown to span ten markets across Asia. FWD had total assets of $58.9 billion as of December 31, 2022 through organic growth and a series of acquisitions of insurance businesses from leading insurance companies. Mr. Li was among the earliest investors in Tencent (a public Chinese conglomerate with over $400 billion market capitalization that has major holdings in tech, film, music, and gaming), Sohu (a China-based online media, search and game service company), Sina (a Chinese media and technology company), Animoca Brands (a Hong Kong-based digital entertainment, blockchain and gamification company) and the MoneyHero Group. Mr. Li was also a late stage investor in Chegg (an American education technology company listed on NYSE), 91.com (a Chinese mobile app marketplace and mobile game operator which was subsequently sold to Baidu), PPStream (a Chinese peer-to-peer streaming video network software which was subsequently sold to iQIYI) and GoTo (an e-commerce company merged from Tokopedia and Gojek). Mr. Li was a Hong Kong representative at the APEC Business Advisory Council from 2009 to 2014. Mr. Li is a trustee of the Li Ka- Shing Foundation, one of Asia’s most active venture and technology investors. He is also a director of Shantou University and a governor at the ISF Academy, a private school located in Hong Kong.

Thiel Capital

Thiel Capital is an investment firm founded in 2011 by entrepreneur and investor Peter Thiel. Located in Los Angeles, California, Thiel Capital provides strategic and operational support for a variety of investment initiatives and entrepreneurial endeavors. Thiel Capital and its predecessors have incubated and launched several investment firms now with billions of dollars under management, including Founders Fund, Mithril and Valar Ventures. Numerous other business and philanthropic ventures, including the Thiel Fellowship and Breakout Labs, have also started under the Thiel Capital umbrella.

Peter Thiel cofounded PayPal, Inc., an online payments company, where he served as Chief Executive Officer, President and Chairman of the board of directors until the company’s IPO and subsequent acquisition by eBay in

2002. He made the first outside investment in Meta Platforms, Inc. (formerly Facebook, Inc.), where he served as a director until May 2022. Mr. Thiel also cofounded Palantir Technologies Inc. and is Chairman of its board of directors. Mr. Thiel and the investment firms he founded have a track record of investing in frontier technology companies, having provided early-stage funding for LinkedIn, Yelp, Stripe, Brex, Trumid, SoFi, SpaceX, Spotify, Airbnb, Qoo10 and hundreds of other startups. Mr. Thiel is a partner at Founders Fund, a San Francisco-based venture capital firm investing in science and technology companies solving difficult problems. Formed in 2005, Founders Fund has raised eleven venture capital funds, manages over $10 billion in committed capital and has supported many consequential companies, including SpaceX, which designs, manufactures and launches advanced rockets and spacecraft, and Airbnb, an online marketplace for lodging, tourism and experiences. Mr. Thiel also cofounded Mithril, a Texas-based venture capital firm, and Valar Ventures, a New York-based venture capital firm. Thiel Capital and Mr. Thiel are also actively involved in the financial technology space, having provided support for companies such as Brex, a company providing cash management services for growing companies with a focus on start-ups in the life science and e-commerce space, Social Finance, an online personal finance company providing student loan refinancing, and Trumid, an electronic bond trading platform. Mr. Thiel is also the founder and chairman of The Thiel Foundation, which supports science, technology, and long-term thinking about the future. In 2011 Mr. Thiel, through The Thiel Foundation, started the Thiel Fellowship, a two-year program for young people who want to build new things instead of attending college. Fellows receive a $100,000 grant and support from The Thiel Foundation’s network of founders, investors and scientists. Past fellows include Vitalik Buterin, co-creator of Ethereum, a global, open-source platform for decentralized applications; Lucy Guo, co-founder of Scale AI, a provider of data to train artificial intelligence applications; Ritesh Agarwal, founder and Chief Executive Officer of OYO Rooms, a hotel chain based in India; Austin Russell, founder and Chief Executive Officer of Luminar Technologies, Inc., which makes LIDAR equipment and software for the transportation industry; and Dylan Field, co-founder and Chief Executive Officer of Figma, Inc., a leading web-first collaborative design platform. The Thiel Foundation also houses Breakout Labs, which backs scientist entrepreneurs working at the intersections of technology, biology, materials and energy. Investors are cautioned that Thiel Capital and its affiliates or related entities’ past performance is not necessarily indicative of our future results.

In certain circumstances, and subject to, among other things, Thiel Capital’s internal policies and procedures, contractual obligations to third parties and applicable laws and regulations, we may seek to draw upon Thiel Capital’s network and relationships to provide access to deal prospects because of our management’s belief that such network and relationships have produced high-quality, high-value deals and companies in the past, though neither Thiel Capital nor any related entity has any obligation or duty to us or our shareholders, including, without limitation, any obligation or duty to present us with any opportunity for a potential business combination. We may also potentially benefit from Thiel Capital’s network and relationships in identifying companies that may be appropriate acquisition targets; however, neither Thiel Capital nor any of its related entities is obligated to identify any such target companies. Any such activities are solely the responsibility of our management team.

PineBridge Investments

We may also draw upon PineBridge’s platforms, infrastructure, personnel, network and relationships to provide access to deal prospects, along with any necessary resources to aid in the identification, diligence, and fundraising of a target for the initial business combination. PineBridge is a private, global asset manager with a focus on active, high conviction investing. PineBridge has approximately 230 investment professionals across asset classes and 25 offices globally, of which nine are in the Asia-Pacific region. Formerly AIG Investments, PineBridge has been independent and majority-owned by Pacific Century since 2010. It manages $84.4 billion in Asia (around 57.3% of total assets of $147.4 billion under management globally) as of March 31, 2023. We believe that we will benefit from PineBridge’s capabilities in alternative strategies where it focuses on select private market opportunities with unrecognized growth potential. PineBridge may, from time to time, assist us in the identification of assets or companies that may be appropriate acquisition targets and in unlocking their long-term value. In this respect, none of PineBridge, Pacific Century or Thiel Capital is obligated to identify any such target assets or companies or to perform due diligence on any acquisition targets. Any such activities are solely the responsibility of our management team.

Our Past Special Purpose Acquisition Company Experience

Each of our officers, directors and senior advisors are officers, directors or senior advisors of Bridgetown 2 Holdings Limited, a special purpose acquisition company that completed its business combination with PropertyGuru Pte. Ltd. in March 2022.

Effecting Our Business Combination

Fair Market Value of the MoneyHero Group’s Business

Bridgetown’s initial business combination must occur with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the assets held in our Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement to enter into a business combination. Bridgetown will not complete a business combination unless the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. The Bridgetown Board determined that this test was met in connection with the proposed Business Combination.

Sponsor Consent Right

In connection with Bridgetown’s IPO, Bridgetown agreed that it would not enter into a definitive agreement regarding an initial business combination without the prior written consent of the Sponsor. The Sponsor has consented to our entry into the Business Combination Agreement.

Voting Restrictions in Connection with Extraordinary General Meeting

Our Sponsor, directors and certain of our advisors to whom our Sponsor has transferred Bridgetown Shares have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. In addition, pursuant to the Sponsor Support Agreement, our Sponsor has agreed, among other things and subject to the terms and conditions set forth therein: (a) to vote in favor of (i) the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (b) to appear at the Extraordinary General Meeting for purposes of constituting a quorum, (c) to vote against any proposals that would materially impede the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (d) not to redeem any Bridgetown Shares held by Sponsor, (e) not to sell or transfer any equity securities of Bridgetown held by Sponsor prior to the closing of the Business Combination, (f) to waive the dissenters’ rights pursuant to the Cayman Companies Act with respect to all shares of Bridgetown held by Sponsor in connection with the Initial Merger, to the extent applicable, and (g) to agree to a lock-up of its PubCo Class B Ordinary Shares that it will receive pursuant to the Initial Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Closing. For additional information, see the section titled “Summary of the Proxy Statement/Prospectus—The Business Combination Proposal—Related Agreements—Sponsor Support Agreement and Deed.”

Redemption Rights for Bridgetown Public Shareholders upon Completion of the Business Combination

Our public shareholders may redeem all or a portion of their Bridgetown Shares upon our initial business combination’s completion at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days before the closing of the initial business combination, including interest earned on the funds held in the Trust Account (net of taxes payable), if any, divided by the number of then-issued and outstanding public shares, subject to the limitations described herein. The amount in the Trust Account as of March 31, 2023 was $153,529,696 or $10.09 per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters of our IPO. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. The holders of Founder Shares have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and any public shares they may hold in connection with the completion of our initial business combination.

The FWD Parties purchased an aggregate of $50,000,000 of Units in our IPO, with the same redemption rights as the public shareholders with respect to any Units they purchased in the offering. Pursuant to the Non-Redemption Deeds, subject to each FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its appraisal rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to certain exceptions and compliance by the FWD Parties with the conditions specified in the Non-Redemption Deeds. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security. However, neither FWD Party has agreed to the terms set forth in the Non-Redemption Deeds, and there can be no assurance that either FWD Party will (i) vote in favor of the Business Combination, (ii) not exercise its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not sell or transfer any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger or (iv) not exercise its appraisal rights under Section 238 of the Cayman Companies Act. See the section titled “Extraordinary General Meeting of Bridgetown Shareholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Limitations on Redemption Rights

Our amended and restated memorandum and articles of association provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 either before or upon closing of an initial business combination (so that we do not then become subject to the SEC’s “penny stock” rules). In the event the aggregate cash consideration we would be required to pay for all Bridgetown Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all Bridgetown Ordinary Shares submitted for redemption will be returned to the holders thereof.

Redemption of Public Shares and Liquidation if No Business Combination

If Bridgetown is unable to complete our initial business combination by October 15, 2023, or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the

Bridgetown Board)), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable)) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

Holders of Founder Shares have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)). However, if our Sponsor, officers or directors acquire public shares after our IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

Holders of Founder Shares have agreed, pursuant to a written letter agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association that would (i) modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board) or (ii) with respect to the other provisions relating to shareholders’ rights or pre-business combination activity, unless we provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares. However, we will only redeem our public shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement (described above), we would not proceed with the amendment or the related redemption of our public shares.

The FWD Parties purchased an aggregate of $50,000,000 of Units in our IPO and so they will be entitled to liquidating distributions similar to other public shareholders with respect to any Units that it may have purchased in the offering. Pursuant to the Non-Redemption Deeds, subject to each FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its appraisal rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption

Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to certain exceptions and compliance by the FWD Parties with the conditions specified in the Non-Redemption Deeds. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security. However, neither FWD Party has agreed to the terms set forth in the Non-Redemption Deeds, and there can be no assurance that either FWD Party will (i) vote in favor of the Business Combination, (ii) not exercise its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not sell or transfer any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger or (iv) not exercise its appraisal rights under Section 238 of the Cayman Companies Act.

We expect to use the amounts held outside the Trust Account ($251,367 as of March 31, 2023) to pay for all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, if we do not complete an initial business combination prior to October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require us to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of our IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.09. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought and will continue to seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. Because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only third parties we currently expect to engage would be vendors such as lawyers, investment bankers, computer or information and technical services providers or prospective target businesses. In the event that an executed waiver is deemed to be unenforceable against a third party, then our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy their indemnity obligations and believe that our Sponsor’s only assets are securities of our company. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

We will seek to reduce the possibility that our Sponsor has to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. We may have access to use the amounts held outside the Trust Account ($251,367 as of March 31, 2023) to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000) but these amounts may be spent on expenses incurred as a result of being a public company or due diligence expenses on prospective business combination candidates. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency laws, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public shareholders.

Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the Trust Account only upon the earlier of (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require us to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of our public shares if we are unable to complete our initial business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require us to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)), subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above.

See the section titled “Risk Factors—Risks Related to Bridgetown and the Business Combination.”

Employees

We currently have one officer. Members of our management team are not obligated to devote any specific number of hours to our matters but they will devote as much of their time as they deem necessary to our affairs and intend to continue doing so until we have completed our initial business combination. The amount of time that our officers or any other members of our management team devotes in any time period may vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Officers and Directors

Our officers and directors are as follows:

Name	Age	Position
Daniel Wong	47	Chief Executive Officer, Chief Financial Officer and Director
Matt Danzeisen	46	Chairman of the Board of Directors
Samuel Altman	38	Director
John R. Hass	61	Director
In Joon Hwang	58	Director

Daniel Wong has served as our Chief Executive Officer, Chief Financial Officer and a member of our board since inception. Mr. Wong is a Senior Vice President with Pacific Century, where he leads corporate finance (equity and debt), venture investment, and major mergers and acquisitions at Pacific Century, including in respect of its portfolio companies such as FWD (an Asian life insurance company, majority owned by Pacific Century) and PineBridge (a multi-asset manager managing $147.4 billion worldwide as of March 31, 2023, majority-owned by Pacific Century with a minority interest owned by PineBridge management and employees). Mr. Wong was a Senior Managing Director and a member of the Executive Committee of PineBridge from 2015 to 2016. Prior to joining Pacific Century in 2003, Mr. Wong was a manager with the Corporate Finance division of PricewaterhouseCoopers’ Hong Kong office. Pacific Century established FWD through the acquisition of ING’s insurance assets in Hong Kong, Macau and Thailand for $2.1 billion in 2013. Since then, Mr. Wong has raised $6.7 billion of private equity, bank loan and publicly traded fixed income instruments for FWD. Mr. Wong served as director of the MoneyHero Group from July 22, 2019 to January 26, 2022. From 2017 to December 2021, Mr. Wong had been a board member of Tokopedia and subsequently a member of the board of commissioners of GoTo, formed in 2021 as a result of a merger between Gojek and Tokopedia which are Indonesia’s leading e-commerce and on-demand services marketplaces. He led the Series D investment in GoTo on behalf of Pacific Century. Since 2020, he is an investor representative of Tiki, one of Vietnam’s leading B2C e-commerce marketplaces. He led Series D investment in Tiki on behalf of Pacific Century. Mr. Wong also led the Series E investment in Chegg (NYSE: CHGG) and was one of Chegg’s board members from 2010 to 2012 prior to its public listing. Since 2015, Mr. Wong has also been Chairman of QooApp, a global anime game platform. Mr. Wong has been a shareholder and subsequently a director of Manner Culture Enterprises (微辣文化集團), a leading online Cantonese content producer, since 2018 and 2020, respectively. From November 2020 to March 2022, he served as Chief Executive Officer, Chief Financial Officer and a director of Bridgetown 2. Mr. Wong graduated from the University of Wisconsin-Madison with a Bachelor of Business Administration degree, majoring in Accounting, Finance and Economics. He completed the Kellogg-HKUST Executive MBA program in 2013 and earned the CFA designation in 2001. Mr. Wong is well qualified to serve on our board due to his extensive experience in investment, mergers and acquisitions and serving as a director for various public and private companies.

Matt Danzeisen has served as the Chairman of our board of directors since inception. Mr. Danzeisen is Head of Private Investments at Thiel Capital, with a primary focus on investments in private companies and funds in the U.S. and Asia. At Thiel Capital, Mr. Danzeisen has developed and led a strategy focused on making debt and equity investments in innovative financial technology companies, funding some of the leading companies in this space and serving on the board of directors of two of them: Trumid, an electronic bond trading platform, since 2015, and Coru, a financial management platform for individuals, since 2018. In addition, Mr. Danzeisen previously served on the board of directors of Artivest, an alternative investment platform for retail investors and their advisors. Mr. Danzeisen also cofounded Crescendo Equity Partners Limited, or Crescendo, a private equity firm based in South Korea, in 2012 while at Thiel Capital. Crescendo has raised over $1.5 billion and deployed capital throughout South Korea and Southeast Asia in companies with a technology supply-chain focus. Mr. Danzeisen serves as a member of Crescendo’s investment committee and as the firm’s representative to selected portfolio companies. Prior to joining Thiel Capital and its predecessor firm, Clarium Capital Management, in 2008, Mr. Danzeisen was a Vice President and Portfolio Manager at BlackRock in its fixed income division from 2002 to 2008. Prior to BlackRock, Mr. Danzeisen was an investment banker at Banc of America Securities from 2000 to 2001. From December 2020 to March 2022, he served as Chairman of Bridgetown 2 Holdings Limited. He graduated from Cornell University with a degree in Finance and a minor in Economics, and is a CFA® charterholder. Mr. Danzeisen is well-qualified to serve as our Chairman due to his extensive technology industry and investment experience.

Samuel “Sam” Altman has served as a member of our board of directors since October 2020. Since 2019, Mr. Altman is the Chief Executive Officer and co-founder of OpenAI, an AI research and deployment company. From January 2021 to March 2022, Mr. Altman was a director of Bridgetown 2. Previously, from 2014 to 2019, he was the President of Y Combinator, a leading startup accelerator which has invested billions of dollars into thousands of startups around the world. In addition to his work at Y Combinator, he has been an active investor in dozens of startups, and currently and within the last five years has served on the boards of Reddit Inc., which operates a social sharing and aggregation website, and Expedia Group, Inc., a company providing travel products and services, as well as Helion Energy, Inc. and Oklo. Inc., which are both developing clean energy solutions.

Mr. Altman studied computer science at Stanford University and has since taught classes on entrepreneurship there. Mr. Altman is well qualified to serve on our board due to his technology industry experience.

John R. “Jay” Hass has served as a member of our board of directors since October 2020. Mr. Hass is General Partner and CFO of AlleyCorp, a leading venture capital incubator and investment firm. Mr. Hass oversees AlleyCorp’s business operations and serves as an investing partner. Previous to AlleyCorp, Mr. Hass was a partner at RRE Ventures where he was responsible for a number of business and strategy functions, and where he remains a Strategic Advisor. From January 2021 to March 2022, Mr. Hass was a director of Bridgetown 2. Prior to joining RRE, Mr. Hass spent 22 years at Brown Brothers Harriman, where he served as a Managing Director. At BBH Mr. Hass established and managed BBH’s Alternative Investments Group, which encompassed private equity, hedge, Asian equity and real estate funds with assets of $1.3 billion and approximately 1,300 limited partners. Prior to BBH, Mr. Hass was a consultant in national politics and was a brand manager at Ted Bates Advertising. In addition to his RRE duties, Mr. Hass has served as an advisor to Raftr, Inc. and DecodeM; and was a member of the Tech: NYC Leadership Council. Mr. Hass is a former independent director of the Cheetah Korea Value Fund and the J.P. Morgan China Region Fund, Inc. Mr. Hass graduated from Princeton University with a B.A. in Politics and completed the CFA Institute’s Investment Management program at Harvard Business School. Mr. Hass is well qualified to serve as a director due to his extensive technology industry and investment experience.

In Joon Hwang has served as a member of our board of directors since October 2020. Since 2015, he has been Chief Financial Officer, and since 2008 a director of, LINE Corporation, a developer of mobile applications and internet services. From January 2021 to March 2022, Mr. Hwang was a director of Bridgetown 2. He also serves as a member of the board of several LINE Corporation subsidiaries and affiliate companies, including Line Plus, Line Financials, Line Financial Plus, Line Ventures and Line Taiwan Bank Limited. He is the Chairman of Z Venture Capital Limited and Chairman of Line Taiwan Bank Limited. Previously, Mr. Hwang served in several roles at NAVER Corporation (KRX:035420), a development company which operates the Korean search engine Naver, including as Chief Financial Officer from 2008 to 2016. Prior to joining NAVER Corporation, Mr. Hwang served in several roles at Woori Investment & Securities Co., Ltd., Woori Finance Holdings Co., Ltd., Samsung Securities Co., Ltd., Credit Suisse and Samsung Electronics Co., Ltd. Mr. Hwang received a B.S. in economics from Seoul National University and an M.B.A. from New York University. Mr. Hwang is well qualified to serve as a director due to his extensive technology industry and investment industry experience.

Number and Terms of Officers and Directors

Our board of directors consists of five members. Holders of Bridgetown Class B Ordinary Shares have the right to appoint all of our directors prior to consummation of our initial business combination and Bridgetown Public Shareholders do not have the right to vote on the appointment of directors during such time. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by at least 90% of our ordinary shares voting in a general meeting. Each of our directors will hold office for a two-year term, and the appointment or removal of any member of the board of directors prior to our initial business combination requires ordinary resolution of the holders of Bridgetown Class B Ordinary Shares. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by an ordinary resolution of the holders of Bridgetown Class B Ordinary Shares.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Altman, Hass and Hwang are “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. Our audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Messrs. Altman, Hass and Hwang serve as members of our audit committee and Mr. Hass serves as the Chairman of the audit committee. Under Nasdaq’s listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such person meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Hass qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent public accounting firm and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent public accounting firm all relationships the public accounting firm has with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent public accounting firm;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent public accounting firm describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Messrs. Hass and Hwang serve as members of our compensation committee and Mr. Hass serves as the chairman of the compensation committee. Under Nasdaq’s listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each such person meets the independent director standard under Nasdaq listing standards applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation (if any is paid by us), evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•	reviewing and approving the compensation of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than reimbursement of expenses and as set forth below, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to complete the consummation of a business combination although we may consider cash or other compensation to officers or advisors we may hire subsequent to our IPO to be paid either prior to or in connection with our initial business combination. At the closing of our initial business combination, we may pay a customary financial consulting fee to our Sponsor and/or affiliates of our Sponsor, which will not be made from the proceeds of our IPO held in the Trust Account prior to the completion of our initial business combination.

We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that we believe are necessary in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other advisor and will be directly responsible for the appointment, compensation and oversight of the work of any such advisor. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other advisor, the compensation committee will consider the independence of each such advisor, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Altman, Hass and Hwang. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Prior to our initial business combination, the board of directors will also consider director candidates recommended for nomination by holders of our Founder Shares during such times as they are seeking proposed nominees to stand for election at an annual general meeting (or, if applicable, an extraordinary general meeting). Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement in connection with our IPO. You can review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under the laws of the Cayman Islands, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care that is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As described above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our directors and officers presently has, and in the future any of our directors and our officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under Cayman Islands law, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. Our amended and restated memorandum and articles of association provides that, subject to his or her fiduciary duties under Cayman Islands law, no director or officer shall be disqualified or prevented from contracting with the company nor shall any contract or transaction entered into by or on behalf of the company in which any director shall have an interest be liable to be avoided. A director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of such interest shall be disclosed at or prior to its consideration or any vote thereon by the board of directors. We do not believe, however, that any fiduciary duties or contractual obligations of our directors or officers would materially undermine our ability to complete our business combination.

In addition, while Pacific Century is an equity owner of PineBridge, Pacific Century does not control the investment activities of PineBridge or its sponsored funds. Any assistance that PineBridge may provide to us, is subject to, among other things, PineBridge’s internal policies and procedures, applicable laws, contractual obligations to third parties and PineBridge’s fiduciary obligations to its clients. PineBridge is under no obligation to provide us with any assistance or to present us with any opportunity for a potential business combination of which they become aware.

In certain circumstances, and subject to, among other things, Thiel Capital’s internal policies and procedures, contractual obligations to third parties and applicable laws and regulations, we may seek to draw upon Thiel Capital’s network and relationships to provide access to deal prospects because of our management’s belief that such network and relationships have produced high-quality, high-value deals and companies in the past, though neither Thiel Capital nor any related entity has any obligation or duty to us or our shareholders, including, without limitation, any obligation or duty to present us with any opportunity for a potential business combination. We may also potentially benefit from Thiel Capital’s network and relationships in identifying companies that may be appropriate acquisition targets; however, neither Thiel Capital nor any of its related entities is obligated to identify any such target companies. Any such activities are solely the responsibility of our management team.

In addition to our Sponsor, members of our management team may directly or indirectly own our ordinary shares and/or Private Placement Warrants following our IPO, and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Below is a table summarizing the entities to which our directors and officers currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Matt Danzeisen	Trumid	Electronic bond trading platform	Director
	Coru	Financial management platform	Director
	Crescendo Equity Partners	Private Equity Firm	Member of investment committee

Daniel Wong	BetterLife Holding Limited	Automobile dealership	Independent non-executive director
	QooApp	Anime game platform	Chairman
	Manner Culture Enterprises	Online content producer	Director

Samuel Altman	OpenAI	Artificial intelligence research and deployment company	CEO and Co-founder

John R. Hass	AlleyCorp	Venture Capital Investment Firm	General partner and CFO
	Ionic Recording Company	Music technology	CEO

In Joon Hwang	LINE Corporation	Developer of mobile applications and internet services	Chief Financial Officer and Director Board members of various subsidiaries & affiliates of LINE group

You should also be aware of the following other potential conflicts of interest:

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Our directors and officers are not required to, and will not, commit their full time to our affairs, which results in conflicts of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees before completing our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

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Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination. In addition, our Sponsor, officers, and directors may sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. However, we do not currently expect that any such other blank check company would materially affect our ability to complete our initial business combination.

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Our management team, and affiliates of our management team, invest across multiple platforms, including private investment funds and public/private hybrid funds, and may in their sole discretion determine a particular opportunity is better suited for a different investment vehicle.

See the section titled “Risk Factors—Risks Related to Bridgetown and the Business Combination” and “The Business Combination Proposal— Interests of the Sponsor and Bridgetown’s Directors, Officers and Advisors in the Business Combination.” We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.

Executive Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Our Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our independent directors, review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with the Business Combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined by our compensation committee.

We do not intend to take any action to ensure that members of our management team maintain their positions with us or PubCo after the consummation of the Business Combination, although it is possible that some or all of our directors and officers may negotiate employment or consulting arrangements to remain with PubCo after the Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of the Business Combination will be a determining factor in our decision to proceed with the Business Combination. We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment.

Legal Proceedings

To the knowledge of our management team, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

Properties

Our executive office is located at c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong and our telephone number is +852 2514 8888. Our executive offices are provided to us by our Sponsor at no charge. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Competition

In identifying, evaluating and selecting a target business for the Business Combination, we encountered intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses is limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for the Business Combination and our issued and outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating the Business Combination.

Periodic Reporting and Financial Information

We have registered our Units, Bridgetown Class A Ordinary Shares and Bridgetown Warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports contain financial statements audited and reported on by our independent registered public auditors.

We will provide shareholders with audited financial statements of the prospective target business as part of the tender offer materials or proxy solicitation materials sent to shareholders to assist them in assessing the target business. These financial statements may be required to be prepared in accordance with, or be reconciled to, GAAP, or IFRS, depending on the circumstances and the historical financial statements may be required to be audited in accordance with the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. While this may limit the pool of potential acquisition candidates, we do not believe that this limitation will be material.

We are required to evaluate our internal control procedures for the fiscal year ending December 31, 2022 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer will we be required to have our internal control procedures audited. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following October 20, 2025, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Law. As an exempted company, we have applied for and have received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the

Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (1) on or in respect of our shares, debentures or other obligations or (2) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

BRIDGETOWN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of Bridgetown’s financial condition and results of operations should be read in conjunction with Bridgetown’s consolidated financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Bridgetown’s actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Forward Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus.

Overview

Bridgetown is a blank check company incorporated in the Cayman Islands on May 27, 2020 formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Bridgetown intends to effectuate the business combination using cash derived from the proceeds of its IPO and the sale of the Private Placement Warrants, its shares, debt or a combination of cash, shares and debt.

Bridgetown expects to continue to incur significant costs in the pursuit of its acquisition plans. Bridgetown cannot assure you that its plans to complete a business combination will be successful.

Results of Operations

Bridgetown has neither engaged in any operations nor generated any operating revenues to date. Bridgetown’s only activities from inception through March 31, 2023 were organizational activities and those necessary to prepare for the IPO, described below and subsequent to the IPO, to search for and identify a target company for consummating a business combination. Bridgetown does not expect to generate any operating revenues until after the completion of its business combination. Bridgetown expects to generate non-operating income in the form of interest income from the proceeds derived from the IPO. Bridgetown expects that it will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.

For the three months ended March 31, 2023, Bridgetown had a net loss of $2,766,365, which consisted of change in fair value of warrant liabilities of $1,378,652 and formation and operating cost of $2,554,416, offset by the interest earned on marketable securities held in the Trust Account of $1,166,703.

For the three months ended March 31, 2022, Bridgetown had a net income of $8,780,301, which consisted of change in fair value of warrant liability of $9,065,237 and interest earned on marketable securities held in the Trust Account of $66,267, offset by the formation and operating costs of $351,203.

For the year ended December 31, 2022, Bridgetown had a net income of $23,216,044, which consists of the change in fair value of warrant liabilities of $20,366,950 and interest earnings on marketable securities held in the Trust Account of $4,550,111, offset by formation and operating costs of $1,701,017.

For the year ended December 31, 2021, Bridgetown had a net income of $89,047,007, which consists of the change in fair value of warrant liabilities of $92,635,679 and interest earnings on marketable securities held in the Trust Account of $330,450, offset by formation and operating costs of $3,919,122.

Liquidity and Going Concern Consideration

On October 20, 2020, Bridgetown consummated its IPO of 55,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $550,000,000. Simultaneously with the closing of the IPO, Bridgetown consummated the sale of 6,000,000 Private Placement Warrants to Sponsor at a price of $1.50 per Private Placement Warrant generating gross proceeds of $9,000,000.

On October 29, 2020, Bridgetown issued an additional 4,499,351 Units issued for total gross proceeds of $44,993,510 in connection with the underwriters’ partial exercise of their over-allotment option. Simultaneously with the partial closing of the over-allotment option, Bridgetown also consummated the sale of an additional 449,936 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total proceeds of $674,902.

Following the IPO, the partial exercise of their over-allotment option and the sale of the Private Placement Warrants, a total of $594,993,510 was placed in the Trust Account. We incurred $26,628,771 in transaction costs, including $8,174,902 of underwriting fees net of $2,724,968 reimbursed from the underwriters, $17,849,805 of deferred underwriting fees and $604,064 of other offering costs.

For the three months ended March 31, 2023, cash used in operating activities was $222,032. Net loss of $2,766,365 was affected by change in fair value of warrant liabilities of $1,378,652, and interest earned on marketable securities held in the Trust Account of $1,166,703. Changes in operating assets and liabilities provided $2,332,384 of cash from operating activities.

For the three months ended March 31, 2022, cash used in operating activities was $204,575. Net income of $8,780,301 was affected by change in fair value of warrant liability of $9,065,237, and interest earned on marketable securities held in the Trust Account of $66,267. Changes in operating assets and liabilities provided $146,628 of cash from operating activities.

For the year ended December 31, 2022, cash used in operating activities was $1,933,708. Net income of $23,216,044 was affected by change in fair value of warrant liabilities of $20,366,950, and interest earned on marketable securities held in the Trust Account of $4,550,111. Changes in operating assets and liabilities used $232,691 of cash from operating activities.

For the year ended December 31, 2021, cash used in operating activities was $2,258,971. Net income of $89,047,007 was affected by change in fair value of warrant liabilities of $92,635,679, and interest earned on marketable securities held in the Trust Account of $330,450. Changes in operating assets and liabilities provided $1,660,151 of cash from operating activities.

As of March 31, 2023, Bridgetown had marketable securities held in the Trust Account of $153,529,696. Bridgetown intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete its business combination. Bridgetown may withdraw interest from the Trust Account to pay taxes, if any. To the extent that Bridgetown’s share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue its growth strategies.

As of March 31, 2023, Bridgetown had cash of $251,367. Bridgetown intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination.

On October 13, 2022, Bridgetown held an extraordinary general meeting in lieu of the 2022 annual general meeting of shareholders, pursuant to which its shareholders approved the Extension Amendment Proposal by amending Bridgetown’s amended and restated memorandum and articles of association. The Extension Amendment Proposal was approved by the Bridgetown shareholders. Under Cayman Islands law, the Charter Amendment took effect upon approval of the Extension Amendment Proposal. In connection with the vote to approve the Extension Amendment Proposal, holders of 44,406,317 Bridgetown Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.08 per share, for an aggregate redemption amount of $447,637,640.94, in connection with the Extension Amendment Proposal.

On October 13, 2022, Bridgetown instructed Continental to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at Morgan Stanley, with Continental continuing to act as trustee, until the earlier of the consummation of Bridgetown’s initial business combination or its liquidation. As a result, following the liquidation of investments in the Trust Account, the remaining proceeds from the IPO and private placement are no longer invested in U.S. government securities or money market funds.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, Sponsor or an affiliate of Sponsor or certain of Bridgetown’s officers and directors may, but are not obligated to, loan Bridgetown funds as may be required. If Bridgetown completes a business combination, it may repay such loaned amounts out of the proceeds of the Trust Account released to it. In the event that a business combination does not close, Bridgetown may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from its Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.50 per warrant, at the option of the lender. The warrants would be identical to the Private Placement Warrants. Under the Working Capital Loan Capitalization Agreement, the outstanding balance of the Working Capital Loans immediately prior to the Initial Merger Effective Time will be capitalized into a number of PubCo Class A Ordinary Shares equal to the aggregate amount outstanding under such Working Capital Loans, up to an aggregate amount not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL), divided by 10.00, rounded down to the nearest whole number.

On July 9, 2020, Bridgetown issued an unsecured promissory note in the aggregate principal amount of $300,000 to Sponsor (the “Promissory Note”), pursuant to which Bridgetown could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of its IPO. As of March 31, 2023 and December 31, 2022, there was $300,000 outstanding under the Promissory Note, which is currently due on demand.

On December 15, 2021, an unsecured promissory note in the aggregate principal amount of $500,000 (the “Second Promissory Note”) was signed to Sponsor. The Second Promissory Note is due on the earlier of (i) the date on which Bridgetown consummates an initial business combination or (ii) the date that the winding up of Bridgetown is effective. As of March 31, 2023 and December 31, 2022, there was $500,000 and $500,000, respectively, outstanding under the Second Promissory Note.

On February 8, 2022, Bridgetown signed an unsecured promissory note in the aggregate principal amount of $500,000 to Sponsor (the “Third Promissory Note”). The Third Promissory Note carries no interest and is due on the earlier of (i) the date on which Bridgetown consummates an initial business combination or (ii) the date that the winding up of Bridgetown is effective. Sponsor has waived rights to the Trust Account under all notes. As of March 31, 2023 and December 31, 2022, there was $500,000 and $500,000, respectively, outstanding under the Third Promissory Note.

As of March 31, 2023 and December 31, 2022, there was $1,300,000 and $1,300,000, respectively, outstanding under the Promissory Notes, respectively.

The Promissory Note, Second Promissory Note and Third Promissory Note referred to above are considered Working Capital Loans and therefore will be capitalized pursuant to the Working Capital Loan Capitalization Agreement, to the extent the total balance outstanding under all Working Capital Loans is equal to or less than $5,000,000 in aggregate (subject to such increases as may be agreed in writing between Bridgetown and CGCL).

Going Concern

Bridgetown intends to complete a business combination by October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)). However, in the absence of a completed business combination, Bridgetown may require additional capital. If Bridgetown is unable to raise additional capital, it may be required to take additional measures to conserve liquidity. Bridgetown cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with Bridgetown’s assessment of going concern considerations in accordance with FASB’s ASU Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” Bridgetown has until October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)). It is uncertain that Bridgetown will be able to consummate a business combination by this time. If a business combination is not consummated by this date, Bridgetown will be required to liquidate and subsequently dissolve. Bridgetown’s management has determined that the liquidity condition and mandatory liquidation, should a business combination not occur, and potential subsequent dissolution raises substantial doubt about Bridgetown’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should Bridgetown be required to liquidate after October 15, 2023 or such earlier date as determined by the Bridgetown Board (notwithstanding that the Bridgetown Articles require Bridgetown to consummate the Business Combination by October 20, 2023 (or such earlier date as determined by the Bridgetown Board)).

Off-Balance Sheet Arrangements

Bridgetown has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2023. Bridgetown does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Bridgetown has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Bridgetown does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than as described below.

The underwriters of the IPO are entitled to a deferred fee of $0.30 per share, or $17,849,805. A portion of such amount, not to exceed 25% of the total amount of the deferred underwriting commissions held in the Trust Account, may be re-allocated or paid to affiliated or unaffiliated third parties that assist in consummating a business combination. The election to re-allocate or make any such payments to affiliated or unaffiliated third parties will be solely at the discretion of Bridgetown’s management team, and such unaffiliated third parties will be selected by the management team in their sole and absolute discretion. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Bridgetown completes a business combination, subject to the terms of the underwriting agreement. Bridgetown may, in its sole discretion, pay up to an additional 1.25% in the aggregate of deferred underwriting commissions to one or more of the underwriters based on the underwriters’ performance during the business combination process.

Critical Accounting Policies

The preparation of the unaudited condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires Bridgetown’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Bridgetown has identified the following critical accounting policies:

Warrant Liabilities

Bridgetown accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to Bridgetown’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of Bridgetown’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The public warrants for periods where no observable traded price was available were valued using a Monte Carlo Simulation. The Private Placement Warrants are valued using a Modified Black Scholes Model.

Class A Ordinary Shares Subject to Possible Redemption

Bridgetown accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC 480 “Distinguishing Liabilities from Equity.” Class A Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within its control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Bridgetown Class A Ordinary Shares feature certain redemption rights that are considered to be outside of its control and subject to occurrence of uncertain future events. Accordingly, Bridgetown Class A Ordinary Shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ deficit section of its condensed balance sheets.

Net (Loss) Income Per Ordinary Share

Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted average number of ordinary share outstanding for the period. Accretion associated with the redeemable Class A ordinary shares are excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis. Bridgetown is currently assessing the impact, if any, that ASU 2020-06 has on its financial position, results of operations or cash flows.

Bridgetown’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on Bridgetown’s condensed financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Bridgetown is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this item.

INFORMATION RELATED TO THE MONEYHERO GROUP

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to the MoneyHero Group.

Overview

Founded in 2014, MoneyHero Group, formerly known as the Hyphen Group or CompareAsia Group, is a leading personal finance aggregation and comparison company in Greater Southeast Asia. Our mission is to make all of life’s financial decisions a time saving and rewarding experience. We achieve this by creating innovative tools and frictionless digital experiences for consumers and financial product providers, offering relevant educational content and financial product comparison tools through our online platforms and accelerating the digitization of the financial industry. We are committed to building seamless experiences and creating the right content to help users make the most relevant financial decisions for them, especially as the personal finance industry continues to expand and become more complex and fragmented.

With a portfolio of seven well-known and trusted brands, we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, insurance and other financial products, connecting consumers, financial product providers and our content and channel partners. Consumers in Asia have an ever-expanding portfolio of personal finance choices ahead of them and are increasingly comfortable using online sources to learn about their options, compare offerings and transact for financial products. At the same time, consumers are increasingly “time poor.” Through our services, we aim to make financial decisions a time-saving and rewarding experience for them. We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of March 31, 2023, we had approximately 3.7 million MoneyHero Group Members, which include members who have login IDs with us in Singapore, Hong Kong and Taiwan, members who have subscribed to our email distributions in Singapore, Hong Kong, the Philippines, Taiwan and Malaysia, and members who are registered in our rewards database in Singapore and Hong Kong.

Furthermore, consumers that would not otherwise transact directly through financial product providers’ own platforms, which are inherently limited in terms of product set, would naturally gravitate to our platforms with a strong intent of comparing and purchasing relevant financial products. We leverage technology and data-driven insights to deliver consistent, cost-effective volumes at scale for financial product providers that place products on our platforms, which we refer to as our commercial partners in this proxy statement/prospectus, fostering healthy competition and driving the development of better financial products. As of the date of this proxy statement/prospectus, we have over 270 commercial partner relationships. Our platforms address all aspects of customer needs for financial products, making us a vital partner for financial product providers. We are dual-headquartered in Singapore and Hong Kong and have operations in five Asian markets, namely Singapore, Hong Kong, the Philippines, Taiwan and Malaysia.

In 2022, we had approximately 7.8 million Monthly Unique Users, 113.7 million Traffic, over 1.3 million Applications for financial product purchases and 0.4 million Approved Applications in our five current markets, compared to approximately 6.2 million Monthly Unique Users, 83.5 million Traffic, 0.8 million Applications for financial product purchases and 0.3 million Approved Applications from these markets in 2021. In March 2023, the number of our Monthly Unique Users further grew to approximately 9.8 million. In addition, in 2022, we published over 170 articles per month on our blogs, and over 5.1 million articles on our platforms were read per month by our users, as measured by page views. In 2022, 74% of our Traffic and 77% of our Monthly Unique Users engaged with our online platforms organically through this rich and trend-relevant content. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

Our main business pillars are:

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Online Financial Comparison Platforms. We provide financial guidance to consumers in each market in which we operate by offering a broad range of financial and lifestyle content and product comparison tools via our online platforms. Our platforms include information on a comprehensive portfolio of over 1,400 financial products as of the date of this proxy statement/prospectus, including credit cards, personal loans, mortgages, various insurance lines (such as medical insurance, travel insurance and car insurance), bank accounts, brokerage accounts and wealth management products. Our teams have developed significant expertise in monitoring and managing all aspects of digital conversion in the personal finance space. We also actively set internal targets for different aspects of the digital conversion funnel to ensure that our expectations of revenue are aligned with fundamental demand drivers.

Over the years, we have continued to evolve our revenue model from revenue per click (“RPC”), revenue per lead (“RPL”) or revenue per application (“RPA”) to revenue per approved application/sales (“RPAA”) so that we can align our interest with that of our commercial partners and enhance our financial performance. In 2021 and 2022, 87% and 84%, respectively, of our revenue was realized based on Approved Applications, representing a meaningful increase from 65% in 2019, and the remaining portion was realized primarily based on clicks, leads and applications submitted. We also generate marketing income from our commercial partners for providing certain marketing and event-related services via our online platforms.

In addition, we hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines and insurance agent registrations in Malaysia, which enable us to provide end-to-end insurance acquisition services to consumers. For the insurance products on our platforms, we either act as the broker and generate insurance commission when the product is sold or earn leads generation income when we are not acting as the broker. Since we serve consumers until the end of issuance policies, we are very well positioned to capture insurance renewals and repeat purchases based on the lifestyle and financial needs of individual users in the insurance segment.

In 2021 and 2022, revenue generated directly through our online financial comparison platforms accounted for 88.8% and 86.3% of our total revenue, respectively.

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B2B Business (Creatory Content Creators and Channel Partners; also known as eKos_connect). In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-serve portal that helps content and channel partners monetize their traffic and user base through our relationships with commercial partners. This helps us increase the scale of sustainable customer acquisition by improving our paid channel mix and capturing additional users that may not naturally use our own first-party platforms for information on personal finance products. As of the date of this proxy statement/prospectus, we have over 400 content and channel partners engaged via Creatory. The expansion of our channel network also allows us to capture a greater share of the total addressable market, or TAM, and is a key driver for the growth of our business.

In 2021 and 2022, revenue generated directly through our content and channel partners accounted for 11.2% and 13.7% of our total revenue, respectively.

For the years ended December 31, 2021 and 2022, our revenue was US$61.9 million and US$68.1 million, respectively, representing a year-over-year growth of 10.1%. In 2022, internet leads generation and marketing service income, insurance commission income, marketing income, and events income accounted for approximately 95.3%, 2.4%, 1.6%, and 0.7% of our total revenue in 2022, respectively, compared to 95.8%, 1.5%, 2.2%, and 0.5% in 2021. We recorded a loss of US$30.9 million and US$49.4 million for the years ended December 31, 2021 and 2022, respectively.

Our Market Opportunity

The Digital Opportunity in the Region Is Large and Growing

According to the e-Conomy SEA 2022 report by Google, Temasek and Bain & Company, there were 460 million total internet users in Southeast Asia (excluding Hong Kong and Taiwan) in 2022, and digital adoption continues to climb. Furthermore, the gross merchandise value of the digital economy in Southeast Asia (excluding Hong Kong and Taiwan) only accounted for 5%-10% of the region’s GDP, implying ample space for growth.

Financial Product Providers Are Increasing Their Reliance on Online Acquisition Channels for Customer Acquisitions

Our commercial partners have been pursuing digital transition strategies to meet the needs of their young and emerging affluent customers as well as to improve their operational efficiency. In particular, they have made continued investments in seamless digital approval and onboarding processes and are increasingly able to work with us and directly benefit from the sheer scale of volumes that we provide. We also benefit from the tailwind of digitization in Asia with consumers increasingly preferring to learn about and directly apply for financial products online. Based on our track record in delivering quality volumes and our commercial partners’ operational readiness, we believe that we will continue to see an increase in acquisition budgets to us from our commercial partners over the long term.

Emerging Markets Present Immense Growth Opportunities for Our Business

Given continued improvements in financial inclusion in emerging markets, we see huge opportunities in digital acquisitions. For example, our Philippines business achieved US$9.9 million in revenue in 2022, increasing by 62.9% from US$6.1 million in 2021, which is the highest YoY revenue growth among our five operating markets. According to the 2021 Financial Inclusion Survey of the Bangko Sentral ng Pilipinas (BSP), the percentage of Philippines adults with a bank account almost doubled from 12% in 2019 to 23% in 2021. We are determined to continue investment in our existing businesses in emerging markets and may explore additional market opportunities in select markets.

The Insurance Market in Greater Southeast Asia Offers a Strong Path to Organic Growth

Despite increased urbanization and population growth in Greater Southeast Asia in recent years, which indicates a strong growth potential for the insurance market, the penetration of insurance products remains relatively low. According to the e-Conomy SEA 2019 report by Google, Temasek and Bain & Company, the digital distribution penetration rate for insurance products in 2019 was only approximately 4%, and we believe that this rate has not grown materially since then. With a low penetration rate and a lack of scaled competitors in the market, we see a huge potential for us to capture market leadership with the right strategies and investments. Since 2022, we have increased investment into our insurance capabilities and now offer a comprehensive portfolio of life and non-life insurance products. The demand associated with insurance products is structural in nature and has the added benefit of reducing our reliance on other demand sources that may be more cyclical in nature over the longer term.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Market Leader in the Rapidly Expanding Greater Southeast Asia Market

We operate in five markets in Greater Southeast Asia, with approximately 3.7 million MoneyHero Group Members as of March 31, 2023, approximately 9.8 million Monthly Unique Users in March 2023 and over 270 commercial partner relationships as of the date of this proxy statement/prospectus. We achieved US$68.1 million in revenue in 2022, which we believe is the largest in the personal finance aggregation and comparison sector in Greater Southeast Asia. In addition, driven by the transition of our commercial partners’ customer acquisition channels from offline channels such as telemarketers and shopping mall booths to digital channels, we experienced impressive revenue growth during the COVID-19 pandemic, recording 79% and 64% year-over-year revenue growth in 2020 and 2021, respectively. Given the scale and volume of customers that we deliver for our commercial partners and the broad scope of our service offerings, we are deeply integrated with their quarterly and yearly customer acquisition target-setting processes and overall acquisition value chain of, and the digital distribution of financial products for, our commercial partners. At the same time, we continue to expand our TAM by expanding our customer base in new vertical segments such as life insurance and emerging markets such as Malaysia and the Philippines.

Proven Scalable Business Model with Significant Runway

In 2022, we published over 170 articles per month on our blogs, over 5.1 million articles on our platforms were read per month by our users, as measured by page views, and we ran over 580 exclusive rewards campaigns. Bridging the gap between a massive online consumer base seeking quality information for making relevant financial decisions and a large number of financial institutions pursuing quality customer acquisitions, our platforms consistently attract high-intent users through high-quality content and innovative tools, ultimately generating reliable volumes of new customers for our commercial partners. Our commercial partners rely on us to provide one-stop solutions for scalable customer acquisitions, from attracting quality traffic online and converting them to purchases, to managing all aspects of the rewards process, including selecting, sourcing and fulfilling rewards to users.

In addition, through our B2B business networks, we can massively expand our user reach in a cost-efficient and scalable manner. We believe we can achieve exponential user growth through access to the users and followers of our content and channel partners. As we capture new users through our B2B business and deliver a higher number of application volumes to our commercial partners, we improve our positioning relative to our competitors and are therefore more likely to secure better commercial terms from our commercial partners, which creates a virtuous cycle to attract more quality users by constructing appealing reward structures.

High-Quality and Complex Commercial Partnerships

We have established a large network of commercial partnerships with financial product providers. This onboarding process is both lengthy and nontrivial, involving not only contract negotiations but also being approved as a vendor through an extensive know-your-customer and due diligence process designed to ensure that we meet the high standards they require for compliance, information security and more. This process takes a significant amount of time and serves as a major hurdle in building monetizable commercial relationships with financial institutions. Furthermore, nurturing these relationships and developing the skills to manage them requires significant time and investment, which creates a substantial barrier for new entrants in our industry.

To strengthen our partnerships and drive improved user experiences and robust unit economics, we have built deep alliances and bespoke integrations with our commercial partners. By incorporating these integrations into our commercial partners’ systems through user journeys, tracking, rewards management and a deep understanding of their strategic acquisition requirements, we foster stronger relationships and increased reliance on our platforms and brands. Replicating these integrations demands considerable investment, further solidifying our competitive advantage in the market.

Clear Path to Profitability Enabling Continued Future Investment for Growth

We decided to lower our operating cost base as we shifted our focus from volume expansion to profitability improvements amid changes in macroeconomic market conditions in mid-2022. We meaningfully reduced the number of new initiatives and decided to focus our resources on selecting top priority projects that we believe will have a more direct and immediate impact on our top-line growth and profitability improvements. Moreover, in the second half of 2022, we implemented a company-wide reorganization and adopted an efficient operating and management model. Under the new structure, we develop product and marketing strategies at a group level and implement the strategies in local markets with limited need for customization. This process meaningfully reduced our operating costs and enabled us to respond to business and customer needs faster. These actions have had a positive impact on our financial performance in the second half of 2022, and we expect this trend to continue in 2023 and beyond.

Access to Credit Profiles of Individual Users Provides Opportunities for Curated Customer Targeting and Improved Conversions

We launched a credit report feature in our MoneyHero App in partnership with TransUnion Limited in Hong Kong in February 2023. Registered users who have provided the requisite consent and passed the authentication process can access their credit reports on the App free of charge. We believe that most consumers in Hong Kong did not have free, direct access to their credit profiles prior to our service. In less than three months of product launch, we have already attracted over 9,000 users to the App as of the date of this proxy statement/prospectus. Based on users’ credit profiles, we aim to make product recommendations that are tailored to users’ financial needs, and we expect this personalized experience will drive up conversions and approval rates.

World-Class Management Team

Our Chief Executive Officer, Prashant Aggarwal, and Chief Financial Officer and Chief Operating Officer, Shaun Kraft, joined us in 2016 and 2015, respectively. Mr. Aggarwal and Mr. Kraft have built MoneyHero Group into a market leading personal finance aggregation and comparison company and grew the company to US$68.1 million in revenue in 2022 in less than eight years. Our Chief Technology Officer, Shannon Murphy, joined us in 2020 and brings over 20 years of tech leadership experience from Amazon Web Services (“AWS”) and American International Group. Our Chief Product Officer, Rohith Murthy, who joined us in 2015, has held various senior digital banking roles and leads our overall product vision, strategy, development and innovation. We believe that the depth and breadth of the experience and expertise of our world-class management team are instrumental to our continued success and our ability to attract and retain talent.

Our Value Propositions

We bring significant benefits for users and commercial partners, as well as content creators and channel partners, based on the following principles:

•	Consumers face increasing choice with regard to financial products and need trusted guidance;

•	Financial product providers find it increasingly difficult to make consumers aware of the key differentiators and benefits of their financial products compared to those of their competitors;

•	Content creators and channel partners are keen to monetize their user base with limited operational burdens, either as a side hustle or an additional revenue stream; and

•

As an aggregator with significant reach, we can effectively play a bridging role among all parties and use our established platforms and the data that we have captured to effectively serve the evolving needs of consumers, our commercial partners, and our content and channel partners.

Users

We attract high-intent users through high-quality content and innovative tools.

Trustworthy, relevant and free personal finance guidance from an unbiased editorial team – Our users’ personal finance journey starts before they make a purchasing decision. Our platforms’ content, which includes, among other things, high-quality and relevant articles that are optimized for easy discovery online on a wide range of topics such as tips on selecting financial products and guides on personal finance, enables our users to become better informed and ready to transact. In 2021, MoneyHero, our main platform in Hong Kong, was recognized as a Financial Education Champion by the Investor and Financial Education Council for its continuous efforts to improve Hongkongers’ financial literacy through financial education. In 2022, Moneymax, our main platform in the Philippines was recognized with a Bronze Award in the Marketing-Interactive Marketing Excellence Awards for empowering Filipinos to rebuild and level up their finances.

Greater choice of financial products and better value for those products – We partner with over 270 commercial partners to ensure that our platforms offer a broad range of choices to suit a variety of needs across a wide spectrum of price points in financial product verticals, including credit cards, personal loans, mortgages, various insurance lines, bank accounts, brokerage accounts and wealth management products. Leveraging our relationships with our commercial partners, we also offer exclusive rewards to our users who purchase or were approved for particular financial products via our platforms, such as free gifts and vouchers.

Convenient and seamless user journey – We simplify users’ shopping experience by providing a one-stop, end-to-end journey that is intuitive and easy to navigate with the relevant filters and tools. Users can learn about, find, compare and purchase or apply for financial products within minutes.

Customer service – While we aim to provide a seamless digital journey, we understand users may need additional help. We offer call center capabilities, in particular in markets like the Philippines, where consumers expect a certain level of offline contact.

Commercial Partners

We deliver high and reliable volumes of new and ready-to-transact customers to our commercial partners.

Additional customer acquisition channel – As more people rely on information online for their personal finance needs, financial product providers are increasingly turning to the internet to market their products and services to consumers. We offer commercial partners access to considerable and sustained volumes of well-matched and well-informed consumers who, having compared products, are ready to transact. Many of our users are already ready to make a transaction, utilizing our platforms as a final check. For our commercial partners, this results in highly engaged potential customers who possess a better understanding of their products. Furthermore, because we are able to connect our commercial partners with consumers when their purchase intent is near its peak, some commercial partners market exclusive offers primarily or solely through our platforms. This is further helped by our strong commercial integration into our commercial partners’ overall processes and value chains.

Effective return on investment – We offer a variety of success-based fee models, such as pay by click, pay by lead, pay by application and pay by approved application/sales. Moreover, by learning more about our users as they engage with our platforms, we can help our commercial partners optimize conversion rates, increase approval rates and lower administrative fees.

Deep technical integration – We work with our commercial partners to elevate the digital experience of their consumers. Our technology systems can easily onboard new commercial partners and integrate their application processes with ours. The end-to-end user journey that we offer to our users through such technology integration helps reduce frictions in user experience and helps improve conversion rates for our commercial partners.

Data insights – We had approximately 9.8 million Monthly Unique Users across five markets in Greater Southeast Asia in March 2023, who turn to our platforms to learn more about personal finance and navigate financial products across various verticals based on their financial needs. As we offer comprehensive products in each market, we collect insights on conversion metrics across products and financial institutions from our huge audience and share relevant insights with our commercial partners.

Comprehensive support – We provide our commercial partners with one-stop solutions for digital customer acquisitions. Capitalizing on our expertise in the digital acquisition space, we structure effective campaigns with attractive rewards based on current search trends and deliver quality new customers to our commercial partners. In addition, our customer service teams liaise with customers both digitally and offline. For example, in markets like the Philippines, our customer service teams often follow up offline with users who have started applications so that they can successfully complete the application with all required documents and information. We also handle post-purchase logistics such as fulfilments of rewards, which require operational bandwidth and a dedicated procurement team for cost-effective sourcing of rewards.

Content and Channel Partners

Monetization opportunity – Our Creatory platform is a self-service portal for our content and channel partners, with tools that help them discover offers for products they want to promote, gain access to real-time analytics about their content and actionable insights, and connect with a community of other creators that want to share their best practices and success stories.

Access to attractive campaigns – Our platforms offer over 1,400 different financial products from over 270 commercial partners, including credit cards, personal loans, mortgages, various insurance lines, bank accounts, brokerage accounts and wealth management products. Our content and channel partners can gain access to this broad pool of financial products via our platforms and promote products that they believe would be best aligned with their audience and users.

Dedicated support – We have a team of account managers who work closely with content and channel partners, alongside our wider commercial, marketing and product teams. From campaign structuring to managing cash flows for marketing activities, our team works side-by-side with our content and channel partners to attract quality users and conversions.

Our Strategies

We plan to pursue the following strategies to grow our business:

Effective Demand Generation

Our core competencies lie in conversions of digital traffic to financial product purchases in a cost-effective manner. In order to achieve this, we aim to attract more visitors through cost-effective channels with higher conversion rates through channel optimizations. We aim to generate substantial volumes of high-value and ready-to-transact users by continuously refining customer targeting. We continue to strive for shorter, seamless user journeys in discovering the right products in order to minimize drop-offs or distractions prior to application submissions or purchases.

Maintain User Engagement and Retention

Capitalizing on the vast amount of user data that we have accumulated, we plan to maintain user engagement on our platforms through timely reminders, tailored content and product offerings, and continued expansion and updates of our rewards portfolios, which we believe are key factors for user retention.

Business Diversification and Expansion

We aim to develop and offer a best-in-class integrated online financial comparison platform with a broad set of products that meet the lifecycle of the financial needs of our users. As part of these efforts, we will continue to expand our relationships with our commercial partners, enhance comparison tools and interfaces, and form additional strategic partnerships to diversify product offers. As an example, recently, we commenced a strategic partnership with TransUnion in Hong Kong and became the first in our industry to provide users’ credit profiles free of charge in Hong Kong. We believe that this service will help not only to attract more high-quality traffic but also to increase conversion through customized deal offerings based on the user profiles that we have access to. We plan to offer credit scoring-based services in other markets such as the Philippines and believe that this could allow us to cost-effectively tap into the customer base that has recently been onboarded into the formal financial system, which is instrumental to expanding the scale of our business.

In addition, certain strategic investments are being initiated in second quarter of 2023 to enhance general insurance, data infrastructure, technology architecture, product catalogue, and SEO strategy, and are expected to lead to stronger growth profile in 2024 and beyond.

Capture Massive Insurance Market Opportunities

Insurance as an industry vertical presents significant opportunities for us. As we enter into a post-pandemic era with most of the travel bans lifted across regions but also heightened concerns around health and international insurance coverage, we continue to see user traffic and demand in travel insurance increasing and have seen similar increases in demand for other general insurance categories in key markets like Hong Kong.

We are a licensed insurance broker in Singapore, Hong Kong and the Philippines, and hold agency licenses in Malaysia. We started investing more in our insurance brokerage business in early 2022 and are in the process of building more end-to-end user journeys with insurance providers and expanding the types of insurance products covered. We aim to run a comprehensive digital insurance broker model with a full set of life and non-life insurance products and online-to-offline fulfilment capabilities to capture a large, growing end market that we believe has a low digital distribution penetration rate and lack of scaled competitors.

Further Expand Our Reach Through Third-Party Traffic

While we have large audience of Monthly Unique Users visiting our platforms, we believe that we can further massively expand our reach by partnering with a broad pool of content creators and channel partners, such as Foodpanda and Shopback, via our Creatory brand. Including users of our target channel partners and followers of relevant content creators, we believe that the addressable users of our platforms can be expanded to over 80 million in the coming years. As of March 31, 2023, we had over 400 such partner relationships engaged via Creatory. The success and growth of our B2B business depends on continued expansion of these types of relationships and our ability to identify partners who can bring in higher volumes and conversions.

Opportunity to Further Cement Leadership Position via Inorganic Growth

In addition to organic growth, we also look for various types of inorganic growth opportunities in consideration of factors such as industry consolidation, market expansion and vertical integration. Given our position as a regional leading player, we receive interest from multiple parties who want to tap into our regional platforms and roll up to a broader ecosystem in the financial comparison business. We believe that we are in a strong position to capture market opportunities and successfully drive inorganic growth.

Our Products and Offerings

We operate our holistic online financial comparison platforms under a portfolio of known and trusted brands across five Greater Southeast Asia markets and across comprehensive financial product verticals.

Our platforms provide free, comprehensive information about specific categories of financial products for our users to search for, compare and make informed decisions. As of the date of this proxy statement/prospectus, our platforms offer over 1,400 different financial products from over 270 commercial partners, including credit cards, personal loans, mortgages, various insurance lines, bank accounts, brokerage accounts and wealth management products. We design all aspects of our platforms to be intuitive and easy-to-use, enabling users to learn about, find, compare and purchase or apply for financial products within minutes. Users can also join our membership service for free to gain access to more tailored information and recommendations. Leveraging our relationships with our commercial partners, we also offer exclusive promotions for users who purchase or were approved for particular financial products via our platforms, such as free gifts and vouchers.

In exchange for featuring products on our platforms and through our content and channel partners and providing services such as developing promotional campaigns, we charge our commercial partners using various fee models depending on the underlying contractual relationship. Our fee arrangements are flexible depending on the requirements of each commercial partner and our own assessment of the economic risks and potential involved. The main types of our fee structures are RPC, RPL, RPA and RPAA. Under the RPC pricing model, a commercial partner pays us each time a consumer clicks through from our platform to its website by means of a hyperlink to a product that appears in the comparison search results, sponsored link or promotional link. We measure a click for the purposes of the RPC pricing model at the point in time when a visitor leaves our platform for a commercial partner’s website. Under the RPL, RPA or RPAA pricing models, a commercial partner typically pays for a lead, an application submitted, or an application approved or credit card/loan usage.

In addition, we hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines and insurance agent registrations in Malaysia, through which we generate commission revenue when a product is sold through our online platform. We are currently in the process of expanding relationships with life insurance providers and aim to offer a more comprehensive range of life and non-life insurance.

The following table presents a breakdown of our revenue by product verticals, both in absolute amounts and as a percentage of total revenue for the years presented. In 2022, insurance was our fastest growing vertical, recording a 117% year-over-year growth.

	For the Year Ended December 31,
	2022		2021
Revenue	(unaudited, in thousands, except for percentages)
	US$	%	US$	%
Credit cards	49,430	72.6	46,658	75.4
Personal loans and mortgages	9,655	14.2	7,924	12.8
Insurance	2,662	3.9	1,229	2.0
Insurance-related internet leads generation and marketing service income	937	1.4	307	0.5
Insurance commission income	1,634	2.4	908	1.5
Marketing income	91	0.1	14	0.0
Other verticals	6,385	9.4	6,071	9.8
Total Revenue	68,132	100.0	61,882	100.0

We operate at both a regional and local level, which enables us to effectively leverage our technology systems, marketing tools and market insights across our markets in Asia while deploying localized on-the-ground branding, marketing and product selection strategies specifically tailored to users in each market.

Key Brands

The map below presents our key brands and related Monthly Unique User data in March 2023.

MoneyHero

Launched in 2013, MoneyHero is one of the most comprehensive online financial comparison platforms in Hong Kong according to Similarweb, offering quick and easy access to personal finance resources to over 20% of Hong Kong’s total population. In addition to detailed and customizable comparison tables, users can get access to resource guides, answers to frequently asked questions and topical articles exploring new ways to save money in Hong Kong, all of which help them better understand the various financial products in the market. MoneyHero strives to provide users with impartial information so that they can quickly find the right product at the most competitive price, saving both time and money. MoneyHero also continuously updates its products and services portfolio to better assist users in making informed choices. By helping users become more aware of various financial products, MoneyHero enables users to take more control over their financial well-being and improve their financial standing.

In February 2023, we launched a credit report feature in our MoneyHero App in collaboration with TransUnion, which granted our subsidiary MoneyHero Global Limited a limited, non-exclusive, non-transferable, non-sublicensable and revocable license for it to offer users of the MoneyHero App consumer identity verification services and consumer credit data provision services in Hong Kong. Based on users’ credit profiles, we aim to make product recommendations that are tailored to users’ financial needs, and we expect this personalized experience will increase conversions and approval rates. For more details on our contractual arrangements with TransUnion and related risks, see the section titled “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry—Failure to maintain our relationship with TransUnion could have a material adverse effect on our business, financial condition and results of operations.” As of the date of the proxy statement/prospectus, we have not generated any revenue directly from our collaboration with TransUnion.

SingSaver

Launched in 2015, SingSaver is a Singaporean personal finance comparison site that makes personal finance accessible with easy to understand personal finance articles, tools and tips that simplify everyday financial decisions for users. As a trusted personal finance partner to its users, SingSaver offers users a seamless and secure experience for signing up for financial products and receiving special rewards.

Seedly

Launched in 2016 and acquired by us in 2020, Seedly helps users make smarter financial decisions through a wealth of community member-driven financial content on its platform and events such as the annual Personal Finance Festival. Seedly’s offerings include (i) advertising on a community forum that allows users to crowdsource knowledge from peers before making a financial decision, (ii) business accounts from which financial institutions can source unbiased reviews from Seedly community members for a myriad of products ranging from travel insurance to robo-advisors, and (iii) targeted campaigns for financial institutions to improve awareness of their brands, products and personal finance in general. Together, Seedly and SingSaver have Monthly Unique Users equivalent to over 30% of Singapore’s population and are among the largest online financial comparison platforms within the personal finance comparison sector in terms of visitors, according to Similarweb.

Money101.com.tw

Launched in 2014, Money101.com.tw is Taiwan’s largest online financial comparison platform within the personal finance comparison sector in terms of visitors, according to Similarweb. Money101.com.tw enables users to save time and money by helping them find the best products for their needs and providing them with resource guides and articles through its blog. With Money101.com.tw, users can easily and quickly compare the rates and services for consumer finance products in Taiwan.

Moneymax

Launched in 2014, Moneymax is the largest online financial comparison in the Philippines for financial products such as car insurance, credit cards and loans, according to Similarweb. Moneymax empowers Filipinos to lead healthier financial lives through its free, impartial platform that enables them to easily compare, choose and purchase or apply for the right products online, as well as providing educational content via blogs, emails and social media channels.

CompareHero

Launched in 2013, CompareHero is a leading Malaysian online financial comparison, offering users quick and easy access to resources that help them understand and compare various financial products, choose products that match their individual needs, and make better-informed decisions regarding their personal finances. In addition to detailed, impartial and customizable comparison results, CompareHero offers users personal finance guides, answers to frequently asked questions and topical articles exploring new ways to save money in Malaysia. CompareHero constantly works with major banks and other financial institutions in Malaysia to make personal finance informative and accessible to everyone.

Creatory (also known as eKos_connect)

Launched in 2019, Creatory is a self-serve portal for our content and channel partners, with tools that help content and channel partners discover offers for products they want to promote, gain access to real-time analytics about their content and actionable insights, and connect with a community of other creators that want to share their best practices and success stories. We have a team of account managers who work closely with content and channel partners, alongside our wider commercial, marketing and product teams. Creatory is one of our key growth areas as it enables us to capture a large pool of independent content creators and users from other large online platforms in a cost-efficient and scalable manner, strengthen our economic relationships with commercial partners and build an ecosystem of competitors ranging from financial aggregators to lifestyle creators.

User Journey

Our financial comparison offer users an end-to-end journey, creating locally tailored and seamless user experiences.

Personal Finance Education

Since our inception, we have built our consumer brands by delivering high-quality personal finance content to our users, which is crucial for building trusted relationships with our users and is a key driver for our user base. As the entry point to our platforms, our personal finance content allows us to meaningfully engage with our users and educate them on important personal finance matters. Over time, engagement through our personal finance content drives trust with our users and increases brand awareness for our online platforms. In 2022, 74% of our Traffic and 77% of our Monthly Unique Users engaged with our online platforms organically.

Our experienced content team of writers, editors, strategists, graphic designers and videographers is dedicated to creating and publishing original and useful information to educate our users and help them build the right portfolio of financial products, manage and optimize that portfolio, and improve their financial health. We also work with freelance writers. In 2022, over 5.1 million articles on our platforms were read per month by our users (based on page views). Our articles appeal to a wide range of users, from casual readers to more sophisticated consumers of financial products. Each market also maintains its own blog that is focused on personal finance topics that are particularly relevant in the local markets, such as money-saving tips, rankings of best products and general financial education. Furthermore, we benefit from the content expertise provided by creators on Creatory.

In addition to free content, we also offer more tailored information and recommendations to our MoneyHero Group Members. We believe that with the increasing complexity in personal finance, there is a significant need to proactively help our users in a more personalized manner to meet the lifecycle of their financial needs.

Product Comparison

Users can specify the type of product and other parameters (if necessary) on our online platforms to search for the products they are looking for. Our platforms instantaneously provide a free and easy-to-read comparison results table, which includes an organic ranking of the products and their key features, in addition to filters that help users narrow down the search results and more easily select the right product. The screenshots below illustrate the key features displayed in the results table and filters that are available for users for some of our major verticals:

Credit Cards

Personal Loans

Travel Insurance

Personalized Recommendations

We provide useful and timely recommendations of financial products to our users, leveraging the user behavioral data accumulated on our platforms over the years and our big data analytics capability. In particular, our technology systems comprehensively aggregate and analyze such data and enable us to effectively anticipate a user’s needs and recommend appropriate financial products, even if the user has not previously requested information about that type of product. For example, in order to receive rewards, users must return to our platforms to claim rewards, which provides us with useful information as to which users’ applications have been approved by our commercial partners, and we can then utilize such information in making future recommendations to users who are more likely to be eligible for the products. As user engagement on our platforms continues to grow, we are able to keep learning more about our users and provide them with more personalized recommendations and enhanced rewards programs. In addition, we have launched a service to provide credit reports of consumers free of charge in Hong Kong. Based on the credit reports, we will be able to further improve tailored offerings and improve conversion rates.

Purchases and Applications

Within the results table or blog articles, users can click on “Buy Now” or “Apply Now” to purchase or apply for products and are then directed to the purchase page on our website or an external application portal of the product provider. Application approval and/or purchase can be instantaneous for certain financial products, such as travel insurance and personal loans from certain of our commercial partners. For other financial products, such as credit cards, the application will be processed by the financial institution in accordance with its own policies and procedures.

Rewards Programs and Fulfilment

One of the key benefits that our platforms provide is our exclusive offers for certain financial products, such as welcome gifts and vouchers. Our rewards programs incentivize users to purchase financial products through our online platforms and enable us to learn more about our users and deliver more personalized and proactive solutions. Our years of experience in our markets also provides us with a deep understanding of what types of rewards are effective in driving user purchases or applications for particular products. We manage the entire rewards process, including providing, sourcing and fulfilment of the rewards.

Our Commercial Partners

Our commercial partnerships with financial product providers form a core part of the foundations of our strategy and vision. We partner with these providers to promote their financial products online and facilitate a digital product purchase and/or application process. We also work with commercial partners to create personal finance content and design offers and promotions, which helps ensure our ability to offer users the latest, most comprehensive product information. We seek to build long-term relationships with our commercial partners by understanding how we can add value to their businesses across the digital ecosystem.

As of the date of this proxy statement/prospectus, we have established partnerships with over 270 commercial partners. Our commercial partners primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. We also partner with online-only providers, emerging companies and industry disrupters such as digital banks and help them expand their market presence. Our agreements with our commercial partners typically have a term of 1-3 years on average, which may be terminated by either party for any reason with adequate notice.

Marketing

We have a group-level marketing team that is responsible for forming the overall holistic and omni-channel brand and content marketing strategy for our company, including budget planning, channel optimization and campaign design. They also oversee our group-wide and brand-level paid performance marketing strategies and execution. For each brand, we also have a brand-level marketing team that understands the local market well and focuses on the local market. These teams are primarily responsible for gathering user insights, creating and executing marketing plans, generating relevant content, executing search engine optimization plans and performing other marketing functions as needed. Our content creation teams sit at the brand-level under our marketing function. Although each consumer brand has its own brand identity, we are highly aligned across our brands under our umbrella brand, MoneyHero Group.

We leverage a number of marketing channels, including search engines, social media, email, brand marketing and paid performance marketing to drive traffic to our sites.

The vast majority of our user visits are generated from organic traffic via direct and unpaid channels, predominantly through search engine optimization, or SEO, and the content on our platforms. In 2022, 74% of our Traffic and 77% of our Monthly Unique Users engaged with our online platforms organically through the rich and trend-relevant content we provide. We believe our ability to generate organic traffic via unpaid channels is rooted in the strength and influence of our brands, our expertise in SEO and our ability to provide users with relevant and credible informational content, a broad supply of personal finance product listings and a smooth user experience. We also have a dedicated SEO team with technical SEO specialists that work seamlessly together with our technology and content teams to monitor and update our websites regularly to maximize our search engine exposure. In addition, based on the personal data we collect from our new and existing users, we engage in personalized email marketing activities to drive high-intent users to our platforms.

We also employ various paid marketing channels such as Google, Facebook, Bing, and Yahoo! to drive traffic to our platforms and leverage social media and our Creatory platform as an additional source of marketing and lead generation. As of the date of this proxy statement/prospectus, we have over 400 content and channel partners engaged via Creatory. In addition to the paid marketing channels, we also employ rewards and gifts as a way to attract Traffic and convert Traffic into Applications. Our ability to drive campaigns with cost effective rewards and gifts options that are likely to attract high quality traffic and conversions will have direct impact on our performance.

After attracting users to our platforms, we continue to build trust with users as we guide them through their personal finance journey, and we adopt a “land & expand” approach to maximize value for our users and achieve economies of scale by cross-promoting and up-promoting products and services on our platforms to existing users in a cost-effective manner. The more that users rely on our platforms for their personal finance needs, the more loyal they tend to be, which leads to increased retention rates and offers us greater cross-promotion and up-promotion opportunities within the product and service mix available on our platforms.

We look to continuously improve the effectiveness of our paid marketing channel mix in order to achieve a specific level of volume at an acceptable price point relative to our revenue expectations for any given campaign, and we plan to do so primarily through enhancing our data analytics capabilities, increasing the share of organic traffic from focused SEO strategies and strengthening our internal infrastructure and tools that support unpaid channels.

Technology

We have built our technology platform to serve both the growing number of consumers searching for financial products digitally and the increasing number of financial product providers looking to reach consumers with the right characteristics.

Our technology systems are designed to be scalable. For instance, we can quickly launch new product verticals in any of our markets. We continue to improve our core technology architecture to reduce the time needed to offer new product verticals, channels and products on our platforms. At the same time, our technology systems are flexible enough to be localized for each of our five markets, enabling us to deliver localized user experiences in terms of languages and other variations in product offerings specific to our markets across Asia.

Our technology systems are also adaptable to our commercial partners’ needs. For example, if our commercial partners are not capable of offering a digital journey to our users, we can work with them to develop an online process. If our partners already have a digital process for their products, we can work to integrate their portals with our platforms. In both cases, our technology systems allow for quick and easy onboarding of new commercial partners and their products. Technical integration where feasible allows for better user journeys with greater operational efficiency in terms of our ability to track users through the conversion funnel and enables us to better capture data to drive engagement.

We host our platforms in secure and cloud-based data centers on AWS, which also allows for redundancy and scalability. Our technology team regularly performs penetration testing.

Data Security and Privacy

We are committed to adhering to the strictest standards when it comes to data security and privacy. We practice a security-first approach to product development, with our information security team involved in building our products, features, platforms and infrastructure. This approach allows us to treat security as a core requirement rather than an afterthought. Our information security team has a wide range of expertise, from corporate security to network security to application security, giving us the ability to design security into everything that we do, from product development to commercial partner selection to the tools that we use in our daily operations. We do security testing on an ongoing basis as we continue to develop our technology.

Intellectual Property

Our trademarks, domain names, and other intellectual property and proprietary rights are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from our competitors in the market. As of December 31, 2022, we had 51 registered trademarks in Singapore, Hong Kong, the Philippines, Taiwan and Malaysia, five pending trademark applications and 233 registered domain names. We believe the protection of our intellectual property and proprietary rights is critical to our business, and we protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how and brand, by relying on a combination of patent, trademark, copyright, trade secret and other laws. In addition, we rely on contractual restrictions to protect our intellectual property and proprietary rights. We enter into standard employment agreements that have confidentiality and intellectual property assignment arrangements with employees. We also regularly monitor any infringement or misappropriation of our intellectual property and proprietary rights.

We have not been subject to any intellectual property infringement claims that had any material impact on us up to the date of this proxy statement/prospectus. While we actively take steps to protect our intellectual property and proprietary rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. Even if our efforts are successful, we may incur significant costs in defending our intellectual property and proprietary rights or combatting allegations by third parties. From time to time, we may be subject to legal proceedings or claims, or threatened legal proceedings or claims, including allegations of infringement, misappropriation or other violations of third-party patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights of third parties. In addition, the use of litigation and other dispute resolution processes may be necessary for us to enforce our intellectual property and proprietary rights or to determine the validity and scope of intellectual property or proprietary rights claimed by others. See the section titled “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry—Defending against intellectual property infringement claims could be expensive and divert our management’s attention and resources, which could harm our business, financial condition and results of operations.”

Properties and Facilities

Our corporate headquarters are located in Singapore and Hong Kong. We have approximately 4,000 sq. ft. of leased space in Hong Kong with a lease term expiring in February 2025 and approximately 5,000 sq. ft. of leased space in Singapore with a lease term expiring in October 2024. We have also leased office space in each of our local markets across Greater Southeast Asia. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Competition

For our comparison business, we face competition from both online and offline financial product acquisition channels, mainly from:

•	Commercial Partners’ Own Acquisition Channels, including their branch networks, in-app or inhouse telemarketers, email and direct mail, etc.;

•

Offline Agencies, such as sales agencies that set up booths in shopping malls and solicit the purchase of credit cards or offline insurance brokers or financial advisors soliciting purchase of financial products;

•	Other Online Financial Product Comparison Businesses in Greater Southeast Asia, such as MoneySmart, Flyformiles, Alphaloan/Alphacard, iMoney and Ringgitplus, etc.; and

•	Other Online Platforms, such as PropertyGuru, which has expanded into the home mortgage and home insurance business, or Klook, which sells travel insurance on its platform.

We believe that we compete favorably due to the trust that we have built with all the key stakeholders in our business ecosystem, including our users, commercial partners, content and channel partners and rewards vendors, etc. Given the breadth and depth of our relationships with these stakeholders and the expertise that we have accumulated at a regional level in each local market, we offer highly attractive campaigns in a cost-effective manner across markets, allowing us to grow our business while improving profitability at the same time.

For our insurance brokerage business, we primarily compete with insurance companies with in-house distribution capabilities and other intermediaries such as insurance brokers. We believe that our subsidiaries can compete effectively with insurance companies and other intermediaries because (i) our digital platforms provide customers with a seamless and convenient way to compare and purchase insurance policies from multiple commercial partners, giving them a wider range of options and greater control over their coverage; (ii) our data analytics capabilities enable us to better identify and understand customer needs and preferences, allowing us to offer tailored recommendations and personalized experiences; (iii) our partnerships with a broad network of insurance providers enable us to offer a diverse range of products and services, ensuring that our customers can find the coverage they need at a competitive price; and (iv) we continuously invest in technology and innovation to stay ahead of the curve and provide customers with advanced and value-adding solutions in the insurance industry.

Employees

Our success depends on our ability to attract, retain, and motivate qualified employees. We are focused on attracting, developing and retaining top talent to help drive the growth of our business. In addition, we have a strong commitment to building a diverse workforce that reflects our values and the needs of our user base.

The following table sets forth the number of our employees by function as of December 31, 2022.

Function	Number of Employees	Percentages
Commercial	27	8%
Marketing	90	25%
Technology	34	10%
Product	24	7%
Operations	112	32%
Other Corporate Functions	72	18%
Total	359	100%

The following table sets forth the number of our employees by geographic location as of December 31, 2022.

Location	Number of Employees	Percentages
Singapore	114	32%
Hong Kong	78	22%
Taiwan	26	7%
The Philippines	123	34%
Malaysia	18	5%
Total	359	100.0%

We offer employees competitive salaries, performance-based cash bonuses, comprehensive training and development programs and other fringe benefits and incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. None of our employees are represented by labor unions, and no collective bargaining agreement has been put in place. We enter into standard employment agreements with our employees that include confidentiality and non-compete arrangements.

Insurance

We maintain insurance coverage that we believe is relevant for our businesses and operations. Our insurance includes local property insurance in various countries, which also covers business interruptions and public liabilities, employee insurance covering varying combinations of outpatient and inpatient medical, term life, work injury and personal accidents and directors’ and officers’ liability insurance, among other coverage. Our insurance policies are subject to deductibles, limitations and exclusions. See the section titled “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry—We may not be able to obtain or maintain adequate insurance coverage.”

Regulations

We operate in heavily regulated industries across a variety of Greater Southeast Asia markets. As a result, our business is subject to a variety of laws and regulations relating to, among other things, data privacy and consumer protection laws, intellectual property rights, anti-money laundering and anti-terrorism financing, employment and labor, foreign investment, dividend distributions and foreign exchange controls. For a detailed summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, see the section titled “Regulatory Overview.”

Legal Proceedings

We are not currently involved in any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATORY OVERVIEW

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to the MoneyHero Group.

Regulations in Hong Kong

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; and (iv) CAG Regional Limited, which provides technology regional support services, including legal, human resources and finance functions, to group companies. Each of our Hong Kong subsidiaries has obtained a business registration certificate under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) since incorporation and the commencement of its business operations.

Regulations Relating to Trade Description of Products on Our Comparison Platforms

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong), which came into full effect in Hong Kong on April 1, 1981, prohibits false descriptions, false, misleading or incomplete information in respect of goods in the course of trade. Under the Trade Descriptions Ordinance, it is an offence for a person, in the course of trade or business, to apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions, to forge any trademark or falsely apply any trademark to any goods, or to engage in relation to a consumer in a commercial practice that is a misleading omission, aggressive, bait advertising, a bait and switch, or constitutes wrongly accepting payment for a product.

A person who commits any such offense is subject to, on conviction on indictment, a fine of up to HK$500,000 and imprisonment for five years and, on summary conviction, a fine of HK$100,000 and imprisonment for two years.

Regulations on Insurance Intermediaries

In Hong Kong, the Insurance Authority is responsible for supervising compliance with the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong) (the “IO”) and the relevant regulations, rules, codes and guidelines issued by the Insurance Authority by insurance agents and brokers (collectively, the “Insurance Intermediaries”). The Insurance Authority is also responsible for promoting and encouraging proper standards of conduct of the Insurance Intermediaries and has regulatory powers in relation to licensing, inspection, investigation and disciplinary sanctions.

The regulatory regime for the Insurance Intermediaries is activity-based. Under section 64G of the IO, a person must not carry on a regulated activity, and must not hold out that the person is carrying on a regulated activity, in the course of its business or employment or for reward unless the person holds an appropriate type of Insurance Intermediary license or is exempt under the IO.

Regulated Activity

Under section 3A(a) of the IO and Schedule 1A to the IO, a person carries on a regulated activity if the person does any of the following:

•	negotiating or arranging a contract of insurance;

•	inviting or inducing, or attempting to invite or induce, a person to enter into a contract of insurance;

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inviting or inducing, or attempting to invite or induce, a person to make a decision in relation to: (a) the making of an application or proposal for a contract of insurance; (b) the issuance, continuance or renewal of a contract of insurance; (c) the cancellation, termination, surrender or assignment of a contract of insurance; (d) the exercise of a right under a contract of insurance; (e) the change in any term or condition of a contract of insurance; or (f) the making or settlement of an insurance claim; or

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giving advice in relation to: (a) the making of an application or proposal for a contract of insurance; (b) the issuance, continuance or renewal of a contract of insurance; (c) the cancellation, termination, surrender or assignment of a contract of insurance; (d) the exercise of a right under a contract of insurance; (e) the change in any term or condition of a contract of insurance; or (f) the making or settlement of an insurance claim.

Types of Licensed Insurance Brokers

The licensing regime under the IO prescribes two types of licensed insurance brokers: licensed insurance broker companies and licensed technical representatives (brokers).

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A licensed insurance broker company is a company that is granted an insurance broker company license under section 64ZA of the IO to carry on regulated activities in one or more lines of business and to perform the act of negotiating or arranging an insurance contract as an agent of any policy holder or potential policy holder.

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A licensed technical representative (broker) is an individual who is granted a technical representative (broker) license under section 64ZC of the IO to carry on regulated activities in one or more lines of business as an agent of any licensed insurance broker company.

A license granted under section 64ZA or 64ZC of the IO is valid for three years or, if the Insurance Authority considers it appropriate in a particular case, another period determined by the Insurance Authority, beginning on the date on which it is granted. MoneyHero Insurance Brokers Limited holds an Insurance Authority License to act as an insurance broker company which is valid from June 3, 2021 to June 2, 2024. Prior to the expiry of the three-year period, a holder of an insurance broker company license may apply to the Insurance Authority for a renewal of the license.

Responsible Officer

Under section 64ZF of the IO, a licensed insurance broker company should appoint a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance broker company and should provide sufficient resources and support to that person for discharging his or her responsibilities. Prior approval of the Insurance Authority is required for appointment of the responsible officer.

“Fit and Proper” Requirements

Under the IO, a person who is, is applying to be or is applying for a renewal of a license to be a licensed insurance broker is required to satisfy the Insurance Authority that he/she/it is a fit and proper person. In addition, the responsible officer(s), controller(s), and director(s) (where applicable) of a licensed insurance broker company are also required to be fit and proper persons. These “fit and proper” requirements aim at ensuring that the licensed insurance brokers are competent, are reliable and financially sound, and have integrity.

The Insurance Authority also has issued the Guideline on “Fit and Proper” Criteria for Licensed Insurance Intermediaries under the IO to further explain the criteria that the Insurance Authority would adopt in determining whether a person is a fit and proper person. In addition, continuing professional development is part of the fit and proper requirement, and the Insurance Authority issued the Guideline on Continuing Professional Development for Licensed Insurance Intermediaries to provide guidance on complying with the continuing professional development requirements.

Financial and Other Requirements for Licensed Insurance Broker Companies

A licensed insurance broker company is required to comply with the Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules (Chapter 41L of the Laws of Hong Kong) (the “Broker Rules”), which set out, inter alia, some of the key requirements in relation to:

•	Share Capital and Net Assets: A licensed insurance broker company must at all times maintain a paid-up share capital of not less than HK$500,000 and net assets of not less than HK$500,000;

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Professional Indemnity Insurance: A licensed insurance broker company must maintain a professional indemnity insurance policy that provides coverage for claims made against the company for liabilities arising from breaches of duty in the course of carrying on its regulated activities;

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Client Accounts: A licensed insurance broker company that receives or holds client monies must maintain at least one client account with an authorized institution in the name of the licensed insurance broker company in the title of which the word “client” appears; and

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Recordkeeping: A licensed insurance broker company must keep, in relation to its business that constitutes the carrying on of regulated activities, where applicable, sufficient accounting and other records (including records relating to the assets or affairs of the company’s clients).

Licensed insurance broker companies are required to file their audited financial statements and auditor’s compliance reports to the Insurance Authority annually, which statements and reports are reviewed by the Insurance Authority. Any issue noted or qualified opinion expressed by the auditor will be followed up on, and where applicable, further action will be taken as the Insurance Authority considers necessary.

The Broker Rules also provide certain exemptions for the broker insurance companies during certain specified transitional periods in complying with the requirements in relation to professional indemnity insurance, client monies reconciliation and audited financial statements.

Conduct Requirements

Licensed insurance brokers are required to comply with the statutory conduct requirements set out in sections 90 and 92 of the IO. The Insurance Authority has also issued the Code of Conduct for Licensed Insurance Brokers (the “Code of Conduct”) to set out the general principles, together with the standards and practices relating to each general principle, that form the minimum standards of professionalism to be met by licensed insurance brokers when carrying on regulated activities.

A licensed insurance broker company is required to have proper controls and procedures in place to ensure that the broker company and its licensed technical representatives (i.e., brokers) meet the general principles, standards and practices set out in the Code of Conduct.

The Code of Conduct does not have the force of law and should not be interpreted in a way that would override the provision of any law. Failure by a licensed insurance broker to comply with the Code of Conduct shall not by itself render the broker liable to any judicial or other proceedings. However, in proceedings under the IO before a court, the Code of Conduct is admissible as evidence and if a provision in the Code of Conduct appears to the court to be relevant to a question arising in the proceedings, the court may, in determining the question, take into account any compliance or non-compliance with the Code of Conduct.

Regulations on Data Protection

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not engage in any act or practice that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•	Principle 1—purpose and manner of collection of personal data;

•	Principle 2—accuracy and duration of retention of personal data;

•	Principle 3—use of personal data;

•	Principle 4—security of personal data;

•	Principle 5—information to be generally available; and

•	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, such as, inter alia:

•	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•	if the data user holds such data, the right to be supplied with a copy of such data; and

•	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain activities, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations on Foreign Investment, Exchange Control and Dividend Distribution

There are no restrictions on foreign investments or foreign ownership applicable to the businesses currently conducted by our Hong Kong subsidiaries. There are also no foreign exchange controls currently in force in Hong Kong, and the Hong Kong dollar is freely convertible into other currencies. Our Hong Kong subsidiaries are not restricted in their ability to pay dividends.

Regulations on Anti-money Laundering and Counter-Terrorist Financing (“AML/CFT”)

Anti-money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. Our Hong Kong subsidiaries are not subject to these requirements.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (the “OSCO”)

Among other things, the OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and confers jurisdiction on the Hong Kong courts to confiscate the proceeds of organized and serious crimes and to issue restraint orders and charging orders in relation to the property of defendants of specified offenses under the OSCO. The OSCO extends the money laundering offense to cover the proceeds from all indictable offenses.

United Nations (Anti-terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (the “UNATMO”)

Among other things, the UNATMO stipulates that it is a criminal offense to (i) provide or collect property (by any means, directly or indirectly) with the intention to, or knowledge that the property will be used to, commit, in whole or in part, one or more terrorist acts; or (ii) make any property or financial (or related) services available, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate, or collect property or solicit financial (or related) services, by any means, directly or indirectly, for the benefit of a person knowing that, or being reckless as to whether, the person is a terrorist or terrorist associate. The UNATMO also requires a person to disclose his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

GL3: Guideline on Anti-money Laundering and Counter-Terrorist Financing (the “AML/CFT Guidance”)

The AML/CFT Guidance issued by the Hong Kong Monetary Authority sets out the relevant anti-money laundering and counter-financing of terrorism statutory and regulatory requirements. It also prescribes the AML/CFT standards that authorized insurers and reinsurers carrying on long-term business, and licensed individual insurance agents, licensed insurance agencies and licensed insurance broker companies carrying on regulated activities in respect of long-term business (hereinafter referred to as “insurance institutions”), should meet in order to comply with the statutory requirements under the AMLO and the IO. Compliance with the AML/CFT Guidance is enforced through the AMLO and the IO. Insurance institutions that fail to comply with the AML/CFT Guidance may be subject to disciplinary or other actions under the AMLO and/or the IO for noncompliance with the relevant requirement.

Regulations on Labor and Employment

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, among other things, notice of termination of his or her employment contract, payment in lieu of notice, maternity protection in the case of a pregnant employee, sickness allowance, statutory holidays or alternative holidays and paid annual leave.

Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), employers must participate in a Mandatory Provident Fund (the “MPF”) Scheme for employees employed under the jurisdiction of the EO. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Employers are also required to maintain a policy of insurance issued by an insurer for an amount not less than the applicable amount stated in the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”). According to the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees.

Regulations in Singapore

We conduct business in Singapore through the following subsidiaries: (i) SingSaver Pte. Ltd., which operates the online financial comparison platform, SingSaver; (ii) Seedly Pte. Ltd., which operates the personal finance community platform, Seedly; (iii) SingSaver Insurance Brokers Pte. Ltd., a registered insurance broker; (iv) eKos Pte. Ltd., a SaaS provider connecting financial institutions with their digital partners and affiliates; and (v) CAG Regional Singapore Pte. Ltd., which provides technology support services to group companies. Each of our Singapore subsidiaries has been incorporated in accordance with the Companies Act 1967 of Singapore (“Companies Act”) and registered with the Accounting and Corporate Regulatory Authority of Singapore as required by the Companies Act.

Regulations on Consumer Protection

There are various general consumer protection laws in place in Singapore.

The Consumer Protection (Fair Trading) Act 2003 of Singapore sets out a legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act 2003 includes persons who promote the use or purchase of goods or services. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things, (i) doing or saying anything, or omitting to do or say anything, that would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Singapore Code of Advertising Practice (the “SCAP”) is a code of practice set out by the Advertising Standards Authority of Singapore (the “ASAS”) prescribing general principles applicable to advertisements, which include decency, honesty and truthful presentation, and contains guidelines relating to specific services/products. While the SCAP has no force of law, a breach of the SCAP may lead to ASAS referring the matter to the Consumers Association of Singapore for actions under the Consumer Protection (Fair Trading) Act 2003 if an advertiser has repeatedly violated the SCAP by marketing false, misleading or unsubstantiated claims. The ASAS has also issued additional guidelines from time to time, such as the Guidelines for Interactive Marketing Communication & Social Media, which emphasizes that marketing communication should be clearly distinguishable from editorial and personal opinion and should not take the form of social media content that appears to originate from a credible and impartial source, and the Guidelines on Advertising of Investments, which aim to minimize investments-related advertisement with claims that are speculative, misleading or not substantiable.

The Spam Control Act 2007 of Singapore, as administered by the Info-communications Media Development Authority (the “IMDA”), imposes certain requirements on the sending or receiving of unsolicited bulk commercial electronic messages, or “spam,” in Singapore and applies to emails and text messages that have a Singapore nexus. Electronic messages must have an “unsubscribe facility” or “opt-out” function, and the recipient should be removed from the distribution list within 10 business days after submitting an opt-out request. Any person who suffers loss or damage as a result of any violation of the foregoing requirements is entitled to institute legal action, and the court may grant injunctions, damages or statutory damages.

Regulations on Internet Content

Under the Broadcasting Act 1994 of Singapore (“Broadcasting Act”), no licensable broadcasting services in or from Singapore can be provided unless a broadcasting license has been granted by the IMDA. “Computer online services” provided by internet content providers (as defined under the Broadcasting (Class License) Notification, “ICPs”) are a licensable broadcasting service under the Broadcasting Act. Providers of Internet-based content generally are considered ICPs under the Broadcasting (Class License) Notification and are subject to an automatically-granted class license.

The IMDA is the regulator of the information, communications and media sectors in Singapore, and ICPs must comply with codes of practice issued by the IMDA from time to time, including the Internet Code of Practice. These requirements include, among other things, that the ICP must use its best efforts to ensure that prohibited material (i.e., any material that is objectionable on the grounds of public interest, public morality, public order, public security or national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore and must deny access to any prohibited material if it is directed to do so by the IMDA.

In addition, the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore (“POFMA”) counters the proliferation of online falsehoods. Under the POFMA, it is an offence to, inter alia, knowingly communicate a false statement of fact which is likely to be prejudicial to the security of Singapore or any part of Singapore. To the extent that our platforms or services transmit or allow our users to access third-party online content, we would be an internet intermediary under the POFMA. POFMA empowers any Singapore government minister to direct the POFMA Office of the IMDA to issue certain directions to internet intermediaries whose internet intermediary service has been used to communicate material that contains or consists of a false statement of fact in Singapore if the minister is of the opinion that it would be in the public interest to do so. Such directions would include (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact by means of its service after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Internet intermediaries may be fined or have their access to their online location by Singapore end-users disabled if they fail to comply with directions issued under POFMA without reasonable excuse.

There are also various other content regulation laws in Singapore, including:

(a)

Undesirable Publications Act 1967 (“UPA”): The UPA prevents the importation, distribution and reproduction of obscene and objectionable publications. The definition of “publication” is wide, and includes “any picture or drawing, whether made by computer-graphics or otherwise howsoever”. The UPA makes it an offence for a person to reproduce any obscene or objectionable publication knowing or having reason to believe that it is obscene or objectionable.

(b)

Foreign Interference (Countermeasures) Act 2021 (“FICA”): The FICA is intended to counteract foreign interference in the public interest. Under the FICA (which is partially in effect), it would be an offence to, inter alia, undertake (or prepare or plan to undertake) “electronic communications activity” in or outside Singapore that results in or involves the publication in Singapore of any information/material on behalf of (i) a foreign principal or (ii) another person acting on the foreign principal’s behalf, where any part of the undertaking or electronic communications activity is covert or involves deception, and with knowledge or reason to believe that the electronic communications activity or the published information/material is likely to be prejudicial to the security of Singapore or any part of Singapore.

(c)

The Online Safety (Miscellaneous Amendments) Act 2022 (the “OSA”): The OSA seeks to amend the Broadcasting Act to introduce a new Part 10A, which will regulate online communication services (“OCSs”) provided to Singapore end-users and listed in a new schedule under the Broadcasting Act. These regulations will apply to OCSs provided from outside Singapore as well as services provided in or from Singapore. Only one type of OCS is specified in the new schedule, namely social media services (“SMS”). An SMS is defined as an electronic service whose sole or primary purpose is to enable online interaction or linking between two or more end-users, including enabling end-users to share content for social purposes, and which allows end-users to communicate content on the service. Under the new Part 10A, (i) providers of OCSs with significant reach or impact (as designated by the IMDA) are to comply with the IMDA’s codes of practice; and (ii) if the IMDA is satisfied that any egregious content provided on an OCS can be accessed by Singapore end-users, IMDA can, among others, issue directions to the OCS provider to disable access to the egregious content by Singapore end-users, and stop the egregious content from being transmitted to Singapore end-users via other channels or accounts (though such directions cannot be issued in respect of private communications due to privacy concerns). Non-compliance with a direction by IMDA constitutes a criminal offence, punishable with a fine.

Regulations on Insurance Brokerage

The principal laws and regulations governing insurance brokers in Singapore include the Insurance Act 1966 of Singapore (the “IA”), the Financial Advisers Act 2001 of Singapore (the “FAA”), their subsidiary legislations, and notices and guidelines published by the Monetary Authority of Singapore (the “MAS”). Both the IA and the FAA are administered by the MAS, which is the integrated financial regulatory and supervisory authority that governs the insurance, capital markets, financial advisory and banking sectors in Singapore.

Registration Regime for Insurance Brokers

Under the IA, a person may not carry on business as any type of insurance broker in Singapore unless the person is registered by the MAS as that type of insurance broker or the person is an exempt insurance broker (as referred to in section 75 of the IA). An insurance broker includes, but is not limited to, a person who, as an agent for the insureds or intending insureds, collects or receives premiums on policies in Singapore or arranges contracts of insurance in Singapore in respect of policies relating to general insurance business and long-term accident and health policies. Further, a person may not hold himself out to be a registered insurance broker unless he is a registered insurance broker.

In addition, any individual appointed as broking staff of a registered insurance broker must comply with the minimum standards and examination requirements for broking staff set out in the MAS’s Notice 502 on Minimum Standards and Continuing Professional Development for Insurance Brokers and Their Broking Staff, or Notice 502.

SingSaver Insurance Brokers Pte. Ltd. is a registered insurance broker with respect to direct insurance. The registration will continue to be valid until it is cancelled by order of the MAS, either upon the insurance broker’s request or on the grounds prescribed under section 80(2) of the IA. These grounds include, among other things:

•	the insurance broker ceasing to carry on the business for which it is registered;

•	the insurance broker carrying on its business in a manner likely to be detrimental to the interests of policy owners for whom it is acting as an agent; and

•	the insurance broker contravening any provision of the IA or any condition imposed or any direction given by the MAS under the IA.

Application for Registration

An applicant for registration as a registered insurance broker must be a Singapore-incorporated company with the prescribed minimum paid-up share capital and have a professional indemnity insurance policy, the coverage of which is consistent with the prescribed limit and deductible requirements.

In addition, the MAS’s Fit and Proper Guidelines set out the fit and proper criteria applicable to all relevant persons in relation to the carrying out of any activity regulated by the MAS, and the MAS may reject an application for registration if the MAS is not satisfied that the applicant is, and the applicable relevant persons are, fit and proper. Generally, a fit and proper person is one that is competent and honest, has integrity and is of sound financial standing.

Ongoing Obligations for Registered Insurance Brokers

A registered insurance broker must comply with all applicable provisions of the IA and the Insurance (Intermediaries) Regulations (the “IIR”), which is a subsidiary legislation of the IA, as well as the other regulations, notices and guidelines issued by the MAS. Some of the key ongoing obligations for registered direct insurance brokers are as follows:

•	maintaining a minimum paid-up share capital of S$300,000 (see regulation 3(3) of the IIR);

•	maintaining a standalone non-hybrid professional indemnity insurance policy of at leastS$1 million (see regulation 4(1) of the IIR);

•	maintaining net asset value of not less than 50% of the minimum paid-up share capital (see section 81 of the IA and regulation 5 of the IIR);

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maintaining an insurance broking premium account with a licensed bank for monies received from or on behalf of an insured or intending insured for or on account of an insurer in connection with a contract of insurance or proposed contract of insurance, or from or on behalf of an insurer for or on account of an insured or intending insured (see 82 of the IA and regulation 7(1) of the IIR);

•	submitting the prescribed returns to the MAS within five months of the end of each financial year (see section 94 of the IA and regulation 10 of the IIR); and

•	appointing an auditor and audit financial statements (see sections 94(5) and (6) of the IA).

Restrictions on Take-over of an Insurance Broker

Under section 87(2) of the IA, no person may enter into an agreement to acquire shares of a registered insurance broker by virtue of which he would, if the agreement is carried out, obtain effective control of that insurance broker without first notifying the MAS of his intention to enter into the agreement and obtaining the approval of the MAS to his entering into the agreement. Such a person must apply for MAS’s approval prior to entering into such an agreement.

A person shall be regarded as obtaining effective control of a registered insurance broker by virtue of an agreement if the person, alone or acting together with any associate or associates, would, if the agreement were carried out, (i) acquire or hold, directly or indirectly, 20% or more of the issued share capital of the insurance broker; or (ii) control, directly or indirectly, 20% or more of the voting power of the insurance broker.

This restriction applies to all individuals, whether or not a resident in or a citizen of Singapore, and bodies corporate or unincorporate, whether incorporated in or carrying on business in Singapore.

Disciplinary Power of the MAS

Under section 80 of the IA, the MAS may cancel the registration of any registered insurance broker on the grounds as specified therein, including for failure to comply with any applicable obligations or the contravention of the provisions of the IA.

Regulations on Data Protection

The Personal Data Protection Act 2012 of Singapore (the “Singapore PDPA”) governs the collection, use and disclosure of the personal data of individuals (i.e., data, whether true or not, about an individual, whether living or deceased, who can be identified (a) from that data or (b) from that data and other information to which the organization has or is likely to have access) by organizations and is administered and enforced by the Personal Data Protection Commission (the “PDPC”). It sets out data protection obligations that all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data.

Organizations are required to, among other things, (i) obtain consent from their customers and inform them of the applicable purposes before collecting, using or disclosing their personal data; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the Singapore PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale. Other obligations include accountability, retention and requirements around the overseas transfers of personal data. In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the internet, unless clear and unambiguous consent to the sending of such marketing messages to the individual’s Singapore telephone number was obtained from the individual.

Non-compliance with the Singapore PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the Singapore PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the maximum financial penalty that may be imposed is S$1 million.

Regulations on Foreign Investment and Exchange Control

Singapore does not have an umbrella regime for regulating foreign investment. Instead, foreign investment is regulated (if at all) by sector. Singapore imposes no significant restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements.

Regulations on Dividend Distribution

The governing legislation for the distribution of dividends in Singapore is the Companies Act. Under section 403 of the Companies Act, no dividends can be paid to shareholders of a Singapore-incorporated company except out of profits, and there are certain restrictions on the use of profits for the purposes of dividend declaration. Any profits of a company applied towards the purchase or acquisition of its own shares pursuant to the share buyback provisions under the Companies Act, and any gains derived from the sale or disposal of treasury shares, cannot be payable as dividends to the shareholders of the company. The foregoing restriction does not apply to any part of the proceeds received by the company from a sale or disposal of its treasury shares which the company has applied towards the profits of the company where such part of the proceeds received from a sale or disposal of its treasury shares initially originated from (and was funded by) profits of the company in the first place.

In addition to complying with the Companies Act, the payment of dividends is also governed by case law and must be made in accordance with the company’s constitution and the Singapore Financial Reporting Standards. The Companies Act does not prescribe what constitutes distributable profits and guidance on this issue may be derived from case law.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

Regulated financial institutions (including insurance brokers) must comply with all applicable AML/CFT obligations, including the relevant AML/CFT Notices and Guidelines issued by MAS and AML/CFT laws and regulations such as the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”) and the Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”). In particular, the AML/CFT guidelines applicable for registered insurance brokers include the Guidance to Capital Markets Intermediaries on Enhancing AML/CFT Frameworks and Control, the Guidance for Effective AML/CFT Transaction Monitoring Controls and MAS Circular No. CMI 06/2015. Registered insurance brokers that are also exempt financial advisers under the FAA have to comply with MAS Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism, and the corresponding Guidelines to Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism.

The CDSA criminalizes the concealment or transfer of the benefits of criminal conduct and the knowing assistance of the concealment, transfer or retention of such benefits. The CDSA permits the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Failure to lodge suspicious transaction reports with the Suspicious Transaction Reporting Office may result in criminal liability under the CDSA. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. There are also additional reporting and disclosure obligations under the TSOFA and asset-freezing requirements that financial institutions must comply with. In addition, the TSOFA has extraterritorial reach, and any person outside Singapore who commits an act or omission that would constitute an offense under the TSOFA if committed in Singapore may be proceeded against, charged, tried and punished accordingly in Singapore.

Among other things, the AML/CFT guidelines require financial institutions operating in Singapore to put in place robust controls to detect and deter the flow of illicit funds through Singapore’s financial system, identify and know their customers (including beneficial owners), conduct regular account reviews, and monitor and report any suspicious transactions. In addition, the AML/CFT guidelines also require financial institutions to set out the roles and responsibilities of their senior management, compliance team and employees, and to conduct and monitor AML/CFT training for all employees. Generally, financial institutions may apply a risk-based approach in implementing AML/CFT policies, procedures and controls to effectively manage and mitigate risks that are commensurate with the size and complexity of the business operations.

Regulated financial institutions are also subject to sanctions requirements under regulations issued pursuant to the Financial Services and Markets Act 2022 of Singapore and the Terrorism (Suppression of Financing) Act 2002 of Singapore. The extent of the prohibitions varies depending on the sanctions program.

Regulations on Labor and Employment

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. Employers in Singapore owe a statutory obligation to contribute to a Central Provident Fund in relation to wages for employees who are Singapore citizens or permanent residents of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee. Under the Workplace Safety and Health Act 2006, every employer has a duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees and any contractors when at work.

Regulations in the Philippines

We conduct business in the Philippines through the following subsidiaries: (i) MoneyGuru Philippines Corporation, which operates the online personal finance platform, Moneymax; (ii) MoneyHero Insurance Brokerage Inc., a registered insurance broker; (iii) eKos Inc., a SaaS provider connecting financial institutions with their digital partners and affiliates; and (iv) CompareAsia Group ROHQ Philippines, which is the regional operating headquarters in the Philippines of CAG Regional Limited.

Regulations on Business Registration

Our subsidiaries in the Philippines each holds a certificate of incorporation under the official seal of the Philippines Securities and Exchange Commission (“PSEC”). In order to maintain the certificate of incorporation, a corporation must meet certain periodic reportorial requirements with respect to its basic information, such as its principal office address, composition of directors or officers, and disclosure of the corporation’s beneficial owners, and financial statements. The PSEC may place under delinquent status any corporation that fails to submit the required reporting documents for a total of three times, consecutively or intermittently, within a period of five years.

In addition, a Philippines corporation must register with the local government unit (“LGU”) where the corporation intends to conduct business. Under the Local Government Code of 1991, LGUs are given local autonomy in regulating the businesses that operate within their respective jurisdictions and levying applicable taxes, fees and charges thereto.

Our subsidiaries in the Philippines are all located in Makati City and must comply with the relevant regulations of the LGU of Makati City. Under the Revised Makati Revenue Code, every person that conducts a business, trade or activity within Makati City must secure a Makati Business Permit (“Business Permit”) prior to its operation and renew the same on an annual basis, and a barangay clearance from where it is located must be secured before it may apply for its Business Permit. Once the barangay clearance has been secured, the corporation may apply for its Business Permit from the Office of the Mayor and pay the corresponding permit or license fee to the Municipal Treasurer. All Business Permits have a term of one year, which take effect on the date of issue and expire on the date specified therein but not beyond December 31 of the year it was issued.

Regulations on Regional Operating Headquarters (the “ROHQs”)

An ROHQ is a branch established in the Philippines by multinational companies that are engaged in any of the following “qualifying services”: general administration and planning; business planning and coordination; sourcing and procurement of raw materials and components; corporate finance advisory services; marketing control and sales promotion; training and personnel management; logistic services; research and development services and product development; technical support and maintenance; data processing and communication; and business development. An ROHQ is allowed to derive income in the Philippines by performing qualifying services to its affiliates, subsidiaries or branches in the Philippines, the Asia-Pacific region and other foreign markets. An ROHQ is prohibited from offering qualifying services to entities other than its principal’s subsidiaries, branches and affiliates as declared in its registration with the PSEC.

An ROHQ may operate in the Philippines only after securing its license from the PSEC upon a favorable recommendation of the Board of Investments. Among the requirements for the establishment of an ROHQ are the following: (1) a certificate of inward remittance of at least US$200,000 or its equivalent; and (2) a certification that the foreign firm is an entity engaged in international trade with affiliates, subsidiaries or branch offices in the Asia-Pacific Region or other foreign markets. CompareAsia Group ROHQ Philippines, an ROHQ, holds the required license.

Regulations on E-commerce and Consumer Protection

The Electronic Commerce Act provides for the recognition of messages and documents in the electronic form as valid evidence of a transaction. It applies to all kinds of electronic data messages and electronic documents used in commercial and noncommercial activities and exchanges. The Consumer Act of the Philippines protects the interests of purchasers, lessees, lessors, or recipients of consumer products within the Philippines.

Regulations on Insurance Brokerage

The applicable laws governing insurance contracts and matters related to the insurance business are Republic Act No. 10607 (the “Insurance Code”) and the Civil Code of the Philippines. The Insurance Code defines an insurance broker as any person who, for any compensation, commission or other thing of value, acts or aids in any manner in soliciting, negotiating or procuring the making of any insurance contract or in placing risk or taking out insurance, on behalf of an insured other than himself. In relation thereto, no person shall act as an insurance broker in the solicitation or procurement of applications for insurance, or receive for services in obtaining insurance, any commission or other compensation from any insurance company doing business in the Philippines, or any agent thereof, without first procuring a license to so act from the Philippines Insurance Commission, which must be renewed every three years thereafter. MoneyHero Insurance Brokerage Inc. holds an Insurance Broker’s License, valid from December 27, 2021 to December 31, 2024.

Further, IC Circular Letter No. 2018-52 provides for other requirements that must be complied with during the application for new license or renewal thereof. For example, an existing insurance broker seeking license renewal must have a minimum net worth of PHP10,000,000.00 and a surety bond of at least PHP10,000,000 in favor of the Republic of the Philippines by a company authorized to become a surety upon official recognizances, stipulations and undertakings.

Any willful violation of the provisions of the Insurance Code, such as fraud, misrepresentation or material misstatement in the license application and misappropriation of money required to be held in fiduciary capacity, may cause the suspension or revocation of the broker’s license.

Regulations on Data Protection

The Republic Act No. 10173 (the “Philippines DPA”), its implementing rules and regulations, and the issuances of the National Privacy Commission govern the processing of all types of personal information involving the Philippines. The Philippines DPA applies to any natural or juridical person involved in personal information processing, such as personal information controllers and processors who, although not found or established in the Philippines, use equipment that is located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The Philippines DPA expressly requires that, before a personal information controller or processor can collate, process and use or share personal data, the personal information controller or processor must have a lawful criterion or basis for processing the data, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data). Such entity also must register with the National Privacy Commission and appoint a data protection officer.

The Philippines DPA and its implementing rules require personal information controllers and processors to have a data protection officer or compliance officer who shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security. Personal information controllers and processors must also comply with the relevant regulations to (i) conduct a privacy impact assessment as part of the organizational security measures and (ii) register its personal data processing system if it (a) employs more than 250 persons, or (b) employs less than 250 persons but the processing undertaken (1) is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, or (2) involves the processing of sensitive personal information of at least 1,000 individuals. Personal information controllers and processors also are required to establish a data breach response team and maintain proper documentation under NPC Circular No. 2016-03.

Regulations on Cybersecurity

The Cybercrime Prevention Act aims to protect the integrity of computer systems, networks, and databases, as well as the confidentiality and integrity of the data stored therein, from misuse and illegal access. It punishes any person or entity who, among other things, illegally accesses or intercepts, or intentionally or recklessly interferes with, computer systems or data. Abetting or aiding in the commission of a cybercrime is also punishable under the Cybercrime Prevention Act. Insurance Commission Circular Letter No. 2014-47 (Guidelines on Electronic Commerce of Insurance Products) requires insurance providers to comply with the Philippines DPA and to maintain adequate security mechanisms to ensure security of payment mechanisms and personal information and provides guidelines on the collection and processing of data. The Insurance

Commission may order insurance providers to cease conducting online distribution of insurance products if fraud or injury to the public is found.

Regulations on Foreign Ownership Restrictions

Under the Foreign Investment Act of 1991 (the “FIA”), in domestic market enterprises, foreigners can own as much as 100% equity except in areas specified in the Foreign Investment Negative List (the “Philippines Negative List”), in which case foreign ownership shall not exceed 25%, 30% or 40% depending on the specific circumstances. The Philippines Negative List enumerates industries and activities that have foreign ownership limitations under the FIA and other existing laws. The Philippines Negative List is updated regularly, and the most recent version took effect in 2022. The businesses operated by our Philippines subsidiaries, including our insurance brokerage business, are not on the Philippines Negative List and therefore not subject to foreign ownership restrictions.

Regulations on Exchange Control

Foreign exchange (“FX”) transactions are governed by the BSP Manual of Regulations on Foreign Exchange Transactions. Generally, inward investments need not be registered with the Bangko Sentral ng Pilipinas (the “BSP”), unless the repatriation of capital and/or the remittance of related earnings in pesos thereon will be funded with FX resources of authorized agent banks (“AABs”) or AAB FX corps (i.e., subsidiary/affiliate FX corporations of AABs). Similarly, outward investments, such as when residents invest in an instrument requiring settlement in FX, may do so, without prior BSP approval, if such investments are funded with (i) the investors’ own FX deposited in their foreign currency deposit account(s) (whether offshore or onshore) and/or (ii) FX obtained from sources other than AABs/AAB FX corps.

Regulations on Dividend Distributions

The Revised Corporation Code (“RCC”) governs the distribution of dividends in the Philippines. Under Section 42 of the RCC, the board of directors may declare dividends out of the unrestricted retained earnings which can be payable in cash, property, or in stock, provided that, stock dividends are issued with the approval of stockholders representing at least two-thirds (2/3) of the outstanding capital stock.

Any cash dividends due on delinquent stock shall first be applied to the unpaid balance on the subscription plus costs and expenses, while stock dividends shall be withheld from the delinquent stockholders until their unpaid subscription is fully paid.

In addition to the foregoing, the declaration of dividends must comply with Philippine Securities and Exchange Commission Memorandum Circular No. 11-08, providing for the guidelines on determining retained earnings available for dividend declaration.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

Republic Act No. 9160 (Anti-money Laundering Act of 2001), as amended (the “AMLA”), requires covered institutions, which include banks, nonbanks, quasi-banks, trust entities and all other institutions and their subsidiaries and affiliates supervised or regulated by the BSP, to (i) establish and record the true identity of their clients based on official documents; (ii) maintain a system of verifying the true identity of their clients and, in the case of corporate clients, a system of verifying their legal existence and organizational structure, as well as the authority and identity of all persons purporting to act on their behalf; (iii) register with the Anti-money Laundering Council’s (“AMLC”) electronic reporting system and report to AMLC covered transactions and suspicious transactions within five working days from the occurrence thereof, unless the supervising authority concerned prescribes a longer period not exceeding 10 working days; (iv) take steps to identify, assess and understand their AML/CTF risks and appropriately decide and document their risk-based approach; and

(v) implement a comprehensive risk-based Money Laundering and Terrorism Financing Prevention Program geared towards the promotion of high ethical and professional standards and the prevention of money laundering and terrorism financing. Violations of the AMLA will result in administrative and criminal penalties.

In addition, the BSP, the PSEC and the Insurance Commission have each issued their own sets of regulations implementing the AMLA to cover institutions under their respective supervision.

Regulations on Labor and Employment

The Labor Code of the Philippines (the “Labor Code”) governs employment practices and labor relations in the Philippines. The Labor Code sets the conditions of employment and safety standards, and prescribes the minimum requirements relating to wages, hours of work, cost of living allowances and other monetary and welfare benefits, including standards relating to occupational safety and health (the “OSH Standards”). The Labor Code also governs the labor relations between employers and employees, including the just and authorized causes for termination of employment and the due process requirements related thereto.

The Department of Labor and Employment is the governmental authority that exercises jurisdiction over the enforcement of conditions of employment, safety standards and employment practices in the Philippines. An establishment that willfully fails to register under the OSH Standards shall be subject to an administrative fine of PHP20,000.

Regulations in Taiwan

We conduct business in Taiwan through our subsidiary Money101 Company Limited, which operates the online financial comparison platform Money101.com.tw. Our Taiwan subsidiary has been registered and incorporated in accordance with the Company Act of Taiwan. There are no other material registration or business license requirements for our Taiwan subsidiary to operate our business in Taiwan.

Regulations on Advertising

According to the Fair Trade Act, when an advertiser knows or should have known that its testimonial or endorsement for the advertised products or services is or may be misleading but still makes such advertisement available, it shall be jointly liable with the owner of the advertised products or services for any damages arising therefrom. The competent authority may order the violator to suspend or rectify the violation within a prescribed time limit and impose an administrative fine ranging from NT$50,000 to NT$25 million. If the violator fails to rectify the violation within the prescribed time limit and the competent authority issues additional orders of rectification, a fine ranging from NT$100,000 to NT$50 million will be imposed each time.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Information Protection Act, as last amended on December 30, 2015. The Personal Information Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information, subject to the user’s consent. Data subjects should also be informed of their rights under the Personal Information Protection Act and how they can exercise such rights. Failure to comply with the Personal Information Protection Act will give rise to fines and criminal liability. In addition, a nongovernment agency shall not collect or process specific personal information unless it is for a legitimate specific purpose and complies with all of the conditions provided in the relevant laws.

Regulations on Foreign Investment

Foreign investments in Taiwan are governed by the Statute for Investment by Foreign Nationals, as last amended on November 19, 1997. Foreign investors may invest by holding shares issued by a Taiwanese company, contributing to its registered capital, establishing a branch office, a proprietary business or a partnership in Taiwan, or providing loans to the invested business for a period exceeding one year, provided that the business items of the invested Taiwanese company are not on a negative list promulgated by the Ministry of Economic Affairs of Taiwan (the “Taiwan Negative List”), or the MOEA, from time to time. The prohibition on direct foreign investment in the prohibited industries in the Taiwan Negative List is absolute in the absence of a specific exemption from the application of the Taiwan Negative List. Under the Taiwan Negative List, some other industries are restricted so that foreign investors may directly invest only up to a specified level and with the specific approval of the relevant authority responsible for enforcing the legislation that the Taiwan Negative List is intended to implement. The operation of an online personal finance aggregation and comparison platform is currently not on such Taiwan Negative List.

Regulations on Financial Support Provided by Offshore Entities

According to the Statute for Investment by Foreign Nationals, offshore entities can provide loans for a period of less than one year to any Taiwanese companies in which such offshore entities do not hold any equity interest without any approval from government authorities, subject to certain foreign exchange approval requirements in connection with the remittance of foreign currency in excess of certain amount. There is no maximum limitation on the amount of loans a Taiwanese company may receive from an offshore entity. Moreover, based on current laws and regulations, there is generally no limitation on guarantees made by an offshore entity to a Taiwanese company.

Regulations on Exchange Control

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act, as last amended on April 29, 2009, and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan) (the “CBC”). Authorized by the Foreign Exchange Regulation Act, the CBC has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, as last amended on December 26, 2022, to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 or more or its equivalent in foreign currency.

Under existing laws and regulations, all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Ministry of Finance and the CBC. Foreign exchange approvals must be obtained from the CBC on a payment-by-payment basis. A single remittance by a company with an amount over US$1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a Taiwanese company whose annual aggregate amount exceeds US$50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). Although such approvals have been routinely granted in the past, there can be no assurance that in the future any such approvals will be obtained in a timely manner, or at all.

Regulations on Dividend Distributions

Except under limited circumstances, a Taiwanese company will not be permitted to distribute dividends or make other distributions to shareholders in any given year for which it did not record net income or retained earnings (excluding reserves). The Company Act of Taiwan also requires that 10% of each Taiwanese company’s annual net income (less prior years’ losses, if any, and applicable income taxes) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of the company.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

According to the Money Laundering Control Act of Taiwan, as last amended on November 7, 2018, money laundering includes the following behaviors: (i) knowingly disguising or concealing property or property interests obtained from a serious crime, or transferring or changing the form of the gains from criminal actions in order to assist others to escape from criminal indictment; (ii) covering or hiding the nature, source, flow, location, ownership, disposition and other interest of gains from a particular crime; and (iii) receiving, possessing or using the gains from a particular crime.

Regulations on Labor and Employment

According to the Labor Standards Act of Taiwan, as last amended on June 10, 2020, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying off employees. Under the Labor Standards Act and the Labor Pension Act of Taiwan, employers are required to contribute no less than 6% of an employee’s monthly salary into a specific account as part of the employee’s pension. Under the Labor Insurance Act of Taiwan, employers should withhold and pay for certain statutory percentages of the labor insurance premiums for employees aged between 15 and 65. In addition, under the National Health Insurance Act of Taiwan, employers are required to pay a certain statutory percentage of the employees’ health insurance premium.

Regulations in Malaysia

We conduct business in Malaysia through our subsidiary Compargo Malaysia Sdn. Bhd., which operates the online financial comparison platform, CompareHero, and generates lead referrals for insurance products as a registered insurance agency.

Regulations on Business Registration

The Companies Act 2016 (Act 777) (the “2016 Act”) stipulates that a company must be registered with the Companies Commission of Malaysia in order to engage in any business activity. In addition, prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premise from the relevant local authority under the Local Government Act 1976. We have registered our Malaysia subsidiary in accordance with the 2016 Act and have obtained the business premises license from the local authority.

Regulations on E-commerce

There is no specific Malaysian legislative framework setting out the limitations and liabilities of online platform operators. The relevant laws governing e-commerce activities in Malaysia include the Electronic Commerce Act 2006, Digital Signature Act 1997, Consumer Protection (Electronic Trade Transactions) Regulations 2012, Contracts Act 1950, and Personal Data Protection Act 2010 (the “Malaysia PDPA”). In addition, the Trade Descriptions Act 2011 prohibits sellers from applying false trade descriptions and also regulates advertising in relation to the supply of goods or services in Malaysia and prohibits false trade descriptions and false or misleading statements, conduct and practices.

Regulations on Internet Content

Section 211 of the Communications and Multimedia Act 1998 (the “CMA”) provides that no content applications service provider, or other person using a content applications service, shall provide content that is indecent, obscene, false, menacing, or offensive in character with an intent to annoy, abuse, threaten or harass any person. The Malaysian Communications and Multimedia Commission is the regulatory body tasked with overseeing the enforcement of the CMA.

With respect to user-generated content, the Malaysian Communications and Multimedia Content Code (3rd edition, 2022) (the “Content Code”) issued by the Communications and Multimedia Content Forum (which is an independent self-regulatory industry body designated by the CMA to oversee and promote self-regulation of content over the electronic networked medium) sets out guidelines and procedures for good practice and standards for content dissemination. Compliance with the Content Code is voluntary but can be relied upon as a defense against any prosecution, action or proceeding of any nature whether in court or otherwise. Under the Content Code, the material disseminated must not include anything that offends good taste or decency, is offensive to public feeling, is likely to encourage crime or lead to disorder, or is abusive or threatening in nature.

Regulations on Insurance Agents

The primary legislation applicable to the carrying on of insurance business is the Financial Services Act 2013 (the “FSA”), which replaced the Insurance Act 1996 (“Repealed IA”), save for certain provisions of the Repealed IA that shall continue to remain in full force and effect by virtue of section 275 of the FSA. The General Insurance Association of Malaysia (“PIAM”) for general insurance agents has issued the General Insurance Agents Registration Regulations (the “GIARR”), which provide for regulations for supervision of general insurance agents by PIAM’s members.

An insurance agent is defined by the FSA to be a person who does all or any of the following: (i) solicits or obtains a proposal for insurance on behalf of an insurer; (ii) offers or assumes to act on behalf of an insurer in negotiating a policy; or (iii) does any other act on behalf of an insurer in relation to the issuance, renewal or continuance of a policy. To be an insurance agent, that person will be required to be registered under the GIARR and under the Rules on the Registration of Takaful Intermediaries issued by the Malaysian Takaful Association for Islamic General Insurance.

Under the GIARR, among others, an insurance agent registered with PIAM may represent a maximum number of two general insurance companies at any time and shall comply with certain requirements of conduct. Noncompliance with the above could potentially result in penalties, including loss of or restriction on the license, administrative monetary penalties imposed by Bank Negara Malaysia (the Central Bank of Malaysia) (“BNM”), civil damages claims, and criminal penalties for the respective company and/or its officers (including fines and, in the case of officers, imprisonment for a term not exceeding 10 years).

Regulations on Data Protection

The Malaysia PDPA regulates the processing of personal data in commercial transactions and applies to (a) any person who processes, and (b) any person who has control over or authorizes the processing of, any personal data in respect of commercial transactions. The Malaysia PDPA also applies to a person in respect of personal data if (a) the person is established in Malaysia and personal data is processed, whether or not in the context of that establishment, by that person or any other person employed or engaged by that establishment, or (b) the person is not established in Malaysia but uses equipment in Malaysia for processing the personal data, except for the purposes of transit through Malaysia. The Malaysia PDPA is enforced by the Personal Data Protection Commissioner. “Personal data” is statutorily defined to mean any information in respect of commercial transactions, which (a) is being processed wholly or partly by means of equipment operating automatically in response to instructions given for that purpose, (b) is recorded with the intention that it should wholly or partly be processed by means of such equipment, or (c) is recorded as part of, or with the intention that it should form a part of, a relevant filing system that relates directly or indirectly to a data subject (i.e., an individual who is the subject of the personal data) who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. “Personal data” does not include any information that is processed for the purpose of a credit reporting business carried on by a credit reporting agency under the Credit Reporting Agencies Act 2010.

Under the Malaysia PDPA, a “data user” is a person who either alone or jointly, or in common with other persons, processes any personal data or has control over, or authorizes the processing of, any personal data but does not include a processor. The Malaysia PDPA provides that data users must adhere to the following principles with respect to the processing of personal data:

(a)	the general principle;

(b)	the notice and choice principle;

(c)	the disclosure principle;

(d)	the security principle;

(e)	the retention principle;

(f)	the data integrity principle; and

(g)	the access principle.

In particular, to process or disclose personal data relating to any individuals would require (i) consent from such individuals, which may be obtained in any form that can be recorded and maintained properly by the data user; and (ii) written notice to such individuals of (a) personal data of the data subject by or on behalf of the data user, (b) the purposes for which the personal data is being or is to be collected and further processed, (c) any information available to the data user as to the source of that personal data, (d) the data subject’s right to request access to and request correction of the personal data, (e) contact details of the data user for any inquiries or complaints in respect of the personal data, (f) the class of third parties to whom the data user discloses or may disclose the personal data, (g) options that the data user offers the data subject for limiting the processing of personal data, including personal data relating to other persons who may be identified from that personal data, and (h) whether it is obligatory or voluntary for the data subject to supply the personal data and, where it is obligatory for the data subject to supply the personal data, the consequences that the data subject may face if he fails to supply the personal data. Any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction and to maintain the integrity of the personal data processed, which should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed. Such personal data shall be destroyed or permanently deleted if it is no longer required. Furthermore, section 40(1) of the Malaysia PDPA prohibits a data user from processing any sensitive personal data of a data subject except where the data subject has given his explicit consent to the processing of the personal data. Data users who violate this provision are liable to a fine up to RM200,000 and/or to imprisonment for a term not exceeding two years.

Regulations on Foreign Investment

Foreign companies/investors generally can hold 100% equity of a Malaysian company except for companies in strategic sectors of national interest such as water, telecommunications, ports, and energy. For every industry, there are specific sector regulations issued by the relevant governmental departments, including regulations that could impose restrictions on the foreign ownership of equity of a company. Compargo Malaysia Sdn. Bhd. is not subject to restrictions on foreign investment.

Regulations on Exchange Control

The exchange control regime in Malaysia is regulated by the FSA, which regulates the domestic and international transactions involving residents and nonresidents of Malaysia and prescribes a list of transactions that are prohibited without approval from BNM. The requirements, restrictions, and conditions of approval in respect of the prohibited transactions and directions of BNM are further set forth in the Foreign Exchange Notices issued by BNM (the “FE Notices”).

Under the FSA, all payments made between the residents of Malaysia must be paid in Malaysian ringgit, subject to limited exceptions and approval under the FE Notices, whereas payment made between resident and nonresident of Malaysia may be made either (i) in Malaysian ringgit, if for the prescribed purposes (for, among others, any purpose between immediate family members, income earned or expenses incurred in Malaysia or settlement of trade in goods or services in Malaysia), or (ii) in foreign currency (except for the currency of Israel), if for any purpose subject to certain prohibition under the FE Notices. Nonresidents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia for any purpose (including capital, divestment proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia, subject to any withholding tax) in accordance with the FE Notices.

Regulations on Dividend Distribution

The governing legislation for the distribution of dividends in Malaysia is the Companies Act 2016. Under section 131 of the Companies Act 2016, a Malaysian company may only distribute dividends out of profits available if the company is solvent. Under the Companies Act 2016, the company is regarded as solvent if it is able to pay its debts as and when they become due within 12 months immediately after the distribution is made. Further, the distribution of dividend must be in compliance with the relevant provisions of the Companies Act 2016 (e.g., where any distribution of dividend must be authorized by the directors of the company before such distribution is made) and the company’s constitution. Unless otherwise restricted by contractual undertakings and subject to applicable laws, our Malaysian subsidiary is at liberty to distribute dividends to us in foreign currency without having to seek prior approval from BNM.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

The Anti-money Laundering, Anti-terrorism Financing and Proceeds of Unlawful Activities Act 2001 (the “AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of proceeds of unlawful activity commits a money laundering offense under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and recordkeeping duties, such as submitting suspicious transaction reports, implementing a risk-based application, and conducting customer due diligence. Compargo Malaysia Sdn. Bhd. is not deemed to be a reporting institution under the AMLA 2001.

Regulations on Labor and Employment

Employment and industrial relations in Malaysia are mainly governed by the Employment Act 1955 (the “EA”). The requirements under the EA apply to all employees that enter into a contract of service regardless of wages (except that, for certain prescribed categories of employees such as employees earning more than RM4,000 per month, provisions in the EA relating to, among other things, overtime payments and termination benefits do not apply). Both employees and employers in Malaysia are required to contribute toward the Employees Provident Fund, the Employment Insurance System and the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991, Employment Insurance System Act 2017 and Employees’ Social Security Fund Act 1969.

Regulations in the Cayman Islands

Data Protection

PubCo has certain duties under the Data Protection Act (as revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (collectively, the “Cayman DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts PubCo’ shareholders on notice that, through your investment in PubCo. you will provide PubCo with certain personal information that constitutes personal data within the meaning of the Cayman DPA (“personal data”). In the following discussion, the “company” refers to PubCo and its affiliates and/or delegates, except where the context requires otherwise.

Investor Data

PubCo will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. PubCo will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct its activities on an ongoing basis or to comply with legal and regulatory obligations to which PubCo is subject. PubCo will only transfer personal data in accordance with the requirements of the Cayman DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In its use of personal data, PubCo will be characterized as a “data controller” for the purposes of the Cayman DPA, while its affiliates and service providers who may receive this personal data from PubCo in the conduct of its activities may either act as our “data processors” for the purposes of the Cayman DPA or may process personal information for their own lawful purposes in connection with services provided to PubCo.

PubCo may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides PubCo with personal data on individuals connected to you for any reason in relation to your investment in the company, this will be relevant for those individuals and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How PubCo May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•	where this is necessary for the performance of its rights and obligations under any purchase agreements;

•	where this is necessary for compliance with a legal and regulatory obligation to which the company is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•	where this is necessary for the purposes of its legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should PubCo wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), it will contact you.

Why PubCo May Transfer Your Personal Data

In certain circumstances, PubCo may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

PubCo anticipates disclosing personal data to persons who provide services to the company and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on its behalf.

The Data Protection Measures PubCo Takes

Any transfer of personal data by PubCo or its duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Cayman DPA.

PubCo and its duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data and accidental loss or destruction of, or damage to, personal data.

PubCo shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

MONEYHERO GROUP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of MoneyHero Group’s financial condition and results of operations should be read in conjunction with “Selected Historical Financial Data of MoneyHero Group” and its audited consolidated financial statements and the related notes and other financial information included elsewhere in this proxy statement/prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect MoneyHero Group’s plans, estimates and beliefs that involve risks and uncertainties. MoneyHero Group’s actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Forward-Looking Statements.” Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to the MoneyHero Group and its subsidiaries prior to the Business Combination and to PubCo and its subsidiaries after the Business Combination.

Overview

Founded in 2014 and dual-headquartered in Singapore and Hong Kong, MoneyHero Group, formerly known as the Hyphen Group or CompareAsia Group, is a leading personal finance aggregation and comparison company in Greater Southeast Asia, operating in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia with respective local market brands. With a portfolio of seven well-known and trusted brands, we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, insurance and other financial products, connecting consumers, financial product providers and our content and channel partners. We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of March 31, 2023, we had approximately 3.7 million MoneyHero Group Members, which include members who have login IDs with us in Singapore, Hong Kong and Taiwan, members who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and members who are registered in our rewards database in Singapore and Hong Kong.

As of the date of this proxy statement/prospectus, we have over 270 commercial partner relationships. Our platforms address all aspects of customer needs for financial products, making us a vital partner for financial product providers. In 2022, we had approximately 7.8 million Monthly Unique Users, 113.7 million Traffic, over 1.3 million Applications for financial product purchases and 0.4 million Approved Applications in our five current markets, compared to approximately 6.2 million Monthly Unique Users, 83.5 million Traffic, 0.8 million Applications for financial product purchases and 0.3 million Approved Applications from these markets in 2021. In March 2023, the number of our Monthly Unique Users further grew to approximately 9.8 million. Driven primarily by the rich and trend-relevant content available on our platforms, 74% of our Traffic and 77% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels in 2022. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

Our main business pillars are (i) online financial comparison platforms, where we provide financial guidance to consumers by offering a broad range of financial and lifestyle content, product comparison tools, and financial product marketplaces on our websites, and (ii) B2B business (Creatory), where we expand our user reach by partnering with other third-party online content and channel partners.

For the years ended December 31, 2021 and 2022, our revenue was US$61.9 million and US$68.1 million, respectively, representing a year-over-year growth of 10.1%. In 2022, internet leads generation and marketing service income, insurance commission income, marketing income, and events income accounted for approximately 95.3%, 2.4%, 1.6% and 0.7% of our total revenue in 2022, respectively, compared to 95.8%, 1.5%, 2.2% and 0.5% in 2021, respectively. We recorded a loss of US$30.9 million and US$49.4 million for the years ended December 31, 2021 and 2022, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting online financial comparison platforms and insurance brokerage services in Greater Southeast Asia, including, among others, the overall global economic conditions and the penetration rate and popularity of the product and service offerings on our platforms. General economic factors and conditions, including the general interest rate environment and unemployment rates, may affect our users’ willingness to seek the financial products and services offered on our platforms and their financial ability to procure these products and services, as well as our commercial partners’ willingness to offer these products to our users, their underwriting standards and approval rates. For example, a significant increase in interest rates could cause our users to delay seeking loans. Additionally, if weakness in the economy persists and actual or expected default rates increase, our commercial partners may delay or reduce their credit card or loan originations. Changes in any of these general factors may affect our results of operations. In addition to these general factors, we believe the following specific factors may have a more direct impact on our results of operations:

Ability to attract and retain commercial partners on favorable terms

Our ability to offer a substantial spectrum of relevant and competitively priced financial products for our users to search, compare and procure is essential to our business, and we generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. As such, our financial condition and results of operations are highly dependent on our ability to retain existing commercial partners, attract new partners and maintain favorable fee arrangements with these partners, which in turn is largely dependent on our ability to provide them with a large and consistent volume of qualified users ready to transact and our fee arrangements with them. As of the date of this proxy statement/prospectus, we have over 270 commercial partner relationships.

We primarily charge our commercial partners on a RPC, RPL, RPA or RPAA basis. Our fee arrangements are flexible depending on the requirements of each commercial partner and our own assessment of the economic risks and potential involved. In 2021 and 2022, 87% and 84% of our revenue was realized based on Approved Applications, respectively, and the remaining portion was realized primarily based on clicks, leads and applications submitted. For a detailed description of the fee structures, see the section titled “Information Related to the MoneyHero Group—Our Products and Offerings.”

Changes in our pricing models, fluctuations in the size of our user base or the level of our user engagement and the resulting impact on the number of Apply Clicks, leads, Applications and Approved Applications, and the costs we incur in developing, maintaining and strengthening our relationships with commercial partners could have a material impact on our business, financial condition and results of operations.

Ability to cost-effectively attract and retain users and maintain and enhance user engagement

Our results of operations and long-term growth depend on our continued ability to cost-effectively attract and retain users and to convert them into users who transact, or otherwise engage with, our commercial partners via our platforms.

The vast majority of our user visits are generated from organic traffic via direct and unpaid channels, predominantly through search engine optimization, or SEO, and the content available on our platforms. Our ability to generate organic traffic via unpaid channels depends on the strength and influence of our brands, our expertise in SEO and our ability to provide users with relevant and credible informational content, a broad supply of personal finance product listings and a smooth user experience. In addition, based on personal data we collect from our new and existing users, we interact with the users directly via emails. Our ability to drive conversions from the personalized email marketing activities will also impact our performance and profitability.

We also employ various paid marketing channels such as Google, Facebook, Bing, and Yahoo! to drive traffic to our platforms. Our ability to monitor the conversions on a real time basis across all paid marketing channels and optimize our paid marketing channel mix directly impacts our performance. In addition to the paid marketing channels, we also employ rewards and gifts as a way to attract Traffic and convert Traffic into Applications. Our ability to drive campaigns with cost-effective rewards and gifts options that are likely to attract high quality traffic and result in conversions will have a direct impact on our performance.

Furthermore, the long term growth of our business also depends on our ability to identify, attract and retain content creators and channel partners that can drive additional user demand through our Creatory platform. These content and channel partners receive commission from us on a fixed fee basis or success-based fee basis for promoting the products and services on our platforms. Many factors, such as the attractiveness of our fee arrangements with content and channel partners, the user experience of our content and channel partners with the Creatory platform, the level of support we are able to provide to content and channel partners and market competition, could affect our ability to cost-effectively attract and retain high-quality content and channel partners. Changes in other market conditions may also lead to increased costs and reduced availability of content and channel partners.

The following table presents a breakdown of our revenue by source, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2022		2021
Revenue	(unaudited, in thousands, except for percentages)
	US$	%	US$	%
Online financial comparison platforms	58,765	86.3	54,929	88.8
Creatory	9,367	13.7	6,953	11.2
Total Revenue	68,132	100.0	61,882	100.0

Leveraging the strong value proposition we offer to our users and the repeat purchase or renewal nature of certain products, such as insurance, we are generally able to benefit from long-term retention and visibility of business from existing users with negligible marginal costs. In order to continue to attract and retain users in a cost-effective manner, we plan to continue to invest in our technology infrastructure and overall product and marketing capabilities, which could potentially lead to increased costs and expenses.

Ability to expand our verticals

Our platforms include information on a comprehensive portfolio of over 1,400 financial products as of the date of this prospectus/proxy statement, including credit cards, personal loans, mortgages, various insurance lines (such as medical insurance, travel insurance and car insurance), bank accounts, brokerage accounts and wealth management products. Our ability to achieve and maintain long-term revenue growth depends in part on our ability to successfully expand our product verticals to capture a larger range of personal finance products that are relevant to our users. The following table presents a breakdown of our revenue by product verticals, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2022		2021
Revenue	(unaudited, in thousands, except for percentages)
	US$	%	US$	%
Credit cards	49,430	72.6	46,658	75.4
Personal loans and mortgages	9,655	14.2	7,924	12.8
Insurance	2,662	3.9	1,229	2.0
Insurance-related internet leads generation and marketing service income	937	1.4	307	0.5
Insurance commission income	1,634	2.4	908	1.5
Marketing income	91	0.1	14	0.0
Other verticals	6,385	9.3	6,071	9.8
Total Revenue	68,132	100.0	61,882	100.0

Net of marketing costs, the profit margin of personal loans, mortgages, insurance products and certain other verticals have historically been higher than that of credit cards. We plan to continue to diversify our revenue by introducing more verticals within our market coverage and investing more strongly into existing, non-credit card verticals, such as the insurance vertical, which was our highest growth vertical in 2022. As we achieve greater product diversifications, we believe there also will be natural improvements in group level profitability.

Regulatory and economic conditions affected by geographic mix

We operate across several geographies in Greater Southeast Asia, and our results of operations and financial condition have been, and will continue to be, affected by the regulatory environment and general economic conditions in the jurisdictions in which we operate, particularly in Singapore, Hong Kong, Taiwan and the Philippines.

The following table presents a breakdown of our revenue by market, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2022		2021
Revenue	(in thousands, except for percentages)
	US$	%	US$	%
Singapore	23,468	34.4	22,839	36.9
Hong Kong	22,247	32.7	18,190	29.4
Taiwan	11,027	16.2	13,401	21.7
Philippines	9,858	14.5	6,052	9.8
Malaysia	1,282	1.9	1,270	2.0
Thailand(1)	250	0.3	130	0.2
Total Revenue	68,132	100.0	61,882	100.0

Note:

(1)	We ceased our operations in Thailand in 2022.

The applicable laws and regulations of the jurisdictions in which we currently operate or may enter in the future could be subject to frequent changes and varying interpretations by regulatory authorities, which will increase our compliance costs and adversely affect our profitably and ability to operate our businesses in such jurisdictions. For a more detailed description of the related risks, see the section titled “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry—Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment,” “Risk Factors—Risks Related to Doing Business in Singapore,” “Risk Factors—Risks Related to Doing Business in Hong Kong,” “Risk Factors—Risks Related to Doing Business in the Philippines,” “Risk Factors—Risks Related to Doing Business in Taiwan” and “Risk Factors—Risks Related to Doing Business in Malaysia.”

Competition

Our industry is evolving rapidly and is becoming increasingly competitive. For our internet leads generation and marketing businesses, we face competition for user growth and commercial partnerships from both online and offline financial product acquisition channels. For our insurance brokerage business, we primarily compete with insurance companies with in-house distribution capabilities and other intermediaries such as insurance brokers. We believe that our competitive strengths position us favorably in the industry, principally considering our ability to consistently attract users at scale with an intent to transact in personal finance products. However, increased competition could materially and adversely affect our business, financial condition and results of operations.

Investment in technology

Our technology infrastructure is critical to creating a convenient and seamless user journey and ensuring quick and efficient onboarding and integration with our commercial partners. We plan to continue to invest in our technology infrastructure to better serve the needs of our users and commercial partners, which could cause our costs and expenses to increase. For example, because our engineers and product managers are critical to the success of our business, we have invested significantly in hiring technical staff and anticipate that such efforts will continue.

Investment in People

Human capital plays a critical role for the sustained success and growth trajectory of our company. As a personal finance aggregation and comparison company, we operate within a highly intricate commercial and marketing ecosystem. It is the caliber of our people that enables us to navigate this complexity with agility. Hence, continuous investment in talent development, acquisition and retention remains a critical strategic imperative for our organization. Effective resourcing, particularly in the domains of product management, technology, commercial operations and marketing, is integral to our capacity to deliver superior service, drive innovation and maintain a competitive edge in our market.

Seasonality

Our business is primarily affected by the following elements of seasonality: (i) drops in Applications near the calendar year end and during Chinese New Year, which is in the first quarter of the calendar year, and the Holy Week in the Philippines, which typically occurs in April; (ii) increases in travel insurance Applications in Singapore and Hong Kong a month before government-designated school holidays, which generally occur in the second half of the calendar year; and (iii) increases credit card and personal loan Applications in Hong Kong and Taiwan during tax seasons, which generally occur in the first half of the calendar year.

Non-IFRS Financial Measures and Key Performance Metrics

In this proxy statement/prospectus, we have included Adjusted EBITDA and Adjusted EBITDA Margin, two key non-IFRS financial measures used by our management and board of directors in evaluating our operating performance and making strategic decisions regarding capital allocation. Adjusted EBITDA is a non-IFRS financial measure defined as loss for year/period plus depreciation and amortization, interest income, finance cost, income tax expense, impairments of assets when the impairment is the result of an isolated, non-recurring event, equity-settled share option and share-based payment expenses, other long-term employee benefits expenses, employee severance expenses, transaction expenses including certain one-off audit and legal fees, changes on fair value of financial instruments, gain on derecognition of convertible loan and bridge loan, unrealized foreign exchange loss minus government subsidies. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. We believe that these measures provide investors with greater comparability of our operating performance without the effects of unusual, non-repeating or non-cash adjustments.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any expenses related to the Business Combination; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA or Adjusted EBITDA Margin differently, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and other IFRS results.

The following table shows our non-IFRS financial measures for the years ended December 31, 2021 and 2022:

	For the Year Ended December 31,
	2022	2021
	(US$, in thousands)
Net loss	(49,442)	(30,932)
Adjustments:
Tax credit	(252)	(38)
Depreciation and amortization	4,789	3,900
Interest income	(28)	(15)
Finance costs	7,801	1,702
Government subsidies	(734)	(533)
Impairment of goodwill	4,383	—
Impairment of other intangible assets	1,451	—
Equity-settled share option expense	14,431	9,353
Other long-term employee benefits expense	(4,951)	(240)
Employee severance expenses	528	—
Transaction expenses	1,139	2,254
Changes on fair value of financial instruments	1,101	179
Gain on derecognition of convertible loan and bridge loan	(135)	—
Equity-settled share-based payment expense	882	—
Unrealized foreign exchange differences, net	3,389	2,748

Adjusted EBITDA	(15,648)	(11,622)

Revenue	68,132	61,882
Adjusted EBITDA	(15,648)	(11,622)
Adjusted EBITDA Margin	(23.0)%	(18.8)%

Adjusted EBITDA increased from negative $11.6 million in 2021 to negative $15.6 million in 2022, as we continued to expand our headcount and technology investments in early 2022 on the back of strong growth achieved in 2021. In response to changing market conditions, however, we started shifting our focus from revenue growth to profit maximization in the second quarter of 2022 and have since then focused more on projects and businesses that we believe would generate higher returns with greater certainty. In the second and third quarters of 2022, we implemented various cost optimization measures to right-size our business, which has led to meaningful improvements in the second half of 2022 compared to the first half of 2022.

In addition to Adjusted EBITDA and Adjusted EBITDA Margin, we also track several key performance metrics in our key markets through our internal analytics systems in managing our business, as shown in the following tables.

	For the Year Ended December 31,
	2022		2021
Monthly Unique Users(1)	(in millions, except for percentages)
Singapore	1.7	21.2%	1.7	28.0%
Hong Kong	1.8	22.7%	1.5	24.1%
Taiwan	1.7	22.4%	1.6	26.1%
The Philippines	2.3	29.3%	1.0	16.5%
Malaysia	0.3	4.3%	0.3	5.3%
Total	7.8	100.0%	6.2	100.0%

Traffic(2)
Singapore	15.6	13.7%	14.1	16.9%
Hong Kong	30.6	26.9%	25.2	30.2%
Taiwan	27.3	24.0%	24.5	29.4%
The Philippines	35.3	31.0%	14.7	17.6%
Malaysia	5.0	4.4%	5.0	5.9%
Total	113.7	100.0%	83.5	100.0%

	As of December 31,
	2022		2021
MoneyHero Group Members(3)	(in millions, except for percentages)
Singapore	0.9	23.3%	0.7	31.5%
Hong Kong	0.5	12.2%	0.3	14.5%
Taiwan	0.2	5.4%	0.1	6.1%
The Philippines	1.9	51.8%	0.8	39.3%
Malaysia	0.3	7.2%	0.2	8.7%
Total	3.8	100.0%	2.1	100.0%

Notes:

(1)

We define a Monthly Unique User as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period.

(2)

We define Traffic as the total number of unique sessions in Google Analytics. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source.

(3)

We define MoneyHero Group Members as members who have login IDs with us in Singapore, Hong Kong and Taiwan, members who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and members who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

	For the Year Ended December 31,
	2022	2021
	(in thousands)
Apply Clicks(1)	5,876	3,633
Applications(2)	1,321	833
Approved Applications(3)	403	323

Notes:

(1)

Excluding Thailand. We define Apply Clicks as the sum of unique clicks by product vertical on a tagged “Apply Now” button on our website, including product result pages and blogs. We track Apply Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

(2)	Excluding Thailand. We define Applications as the total number of product applications submitted by users and confirmed by our commercial partners.
(3)	Excluding Thailand. We define Approved Applications as the number of applications that have been approved and confirmed by our commercial partners.

Discussion of Results of Operations

The following table sets forth our consolidated statements of profit or loss and other comprehensive income for the years indicated:

	For the Year Ended December 31,
	2022	2021
	(US$, in thousands except for loss per share)
Revenue	68,132	61,882
Costs and expenses:
Cost of revenue	(33,881)	(29,881)
Advertising and marketing expenses	(16,473)	(15,625)
Technology costs	(6,554)	(5,059)
Employee benefit expenses	(35,024)	(29,978)
General, administrative and other operating expense	(13,855)	(8,000)
Foreign exchange differences, net	(4,052)	(2,993)
Operating loss	(41,707)	(29,654)
Other income/(expenses):
Other income	915	565
Finance costs	(7,801)	(1,702)
Changes in fair value of financial instruments	(1,101)	(179)
Loss before tax	(49,694)	(30,970)
Income tax credit	252	38
Loss for the year	(49,442)	(30,932)
Other comprehensive income
Other comprehensive income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	3,088	2,341
Other comprehensive income that may not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains on defined benefit plan	42	27
Other comprehensive income year, net of tax	3,130	2,368
Total comprehensive loss for the year, net of tax	(46,312)	(28,564)

Basic loss per share attributable to ordinary equity holders of the parent	(31.7)	(44.0)

Revenue

We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products; (ii) insurance commission income through provision of insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) event income from holding financial events and festivals.

The following table sets forth a breakdown of our revenue by service offerings, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2022		2021
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue from contracts with customers:
Internet leads generation and marketing service income	64,930	95.3	59,301	95.8
Insurance commission income	1,666	2.4	907	1.5
Marketing income	1,079	1.6	1,356	2.2
Events income	457	0.7	318	0.5

Total revenue	68,132	100.0	61,882	100.0

Other Income

Other income primarily consists of government subsidies related to employee cost support from both the Singapore and Hong Kong governments, interest income from bank deposits, interest income on refundable rental deposit, gain on disposal of property and equipment, and non-cash gain arising from the conversion of an original financial instrument into a new financial instrument where the gain was measured as the difference between the fair value of the original financial instrument and the face value of the new financial instrument.

Cost of Revenue

Cost of revenue is comprised of expenses that increase or decrease, mainly, according to the number of Applications or Approved Applications achieved. This includes campaign rewards costs, variable affiliate fees paid to content and channel partners, events costs, transaction fees, and reward fulfillment costs .

Advertising and Marketing Expenses

Advertising and marketing expenses consist primarily of performance marketing costs, fixed fees paid to content and channel partners, brand keyword boosting fees, other branding-related consulting costs, media advertising costs, and marketing software subscription costs.

Technology Costs

Technology costs are expensed as incurred and consist primarily of subscription fees for IT-related services, such as cloud storage services on AWS, amortization of intangible assets, and consulting fees for platform development and management. We regularly review costs incurred in the development stage of websites and software, and assess such costs for potential capitalization.

Employee Benefit Expenses

Employee benefit expenses consist of personnel costs, such as salaries, allowances, other employee benefits, including pension scheme contributions, retirement benefits, equity-settled share option expenses, and other long-term employee benefits expense.

General, Administrative and Other Operating Expenses

General, administrative and expenses primarily include legal expenses, audit fees, recruitment fees, depreciation and amortization of property and equipment, impairment of assets, provisions of bad debt, and other office expenses.

Foreign Exchange Differences, net

Foreign exchange differences mainly represent unrealized foreign exchange gains or losses arising from translation of working capital loans to, and payments made by CGCL on behalf of, our operating subsidiaries.

Finance Costs

Finance costs mainly include interest from financial instruments and the amortization of the derivative portion of the financial instruments.

Changes in Fair Value of Financial Instruments

Changes in fair value of (i) the embedded derivatives of the 2022 Convertible Notes, the Bridge Loan, the Loan Notes, issued in 2021 and 2022, and (ii) Class A and Class C warrants, issued in 2022, represent the difference in fair value of the derivative components of the financial instruments and the warrants between the initial recognition / previous year-end and the following year-end.

Year ended December 31, 2022 compared to December 31, 2021

Revenue

Revenue increased by 10.1% from US$61.9 million for the year ended December 31, 2021 to US$68.1 million for the year ended December 31, 2022, primarily due to an increase of US$5.6 million in revenue from our internet leads generation and marketing service income from US$59.3 million in 2021 to US$64.9 million in 2022, mainly as a result of market diversification achieved from growth in the Philippines and product diversification achieved from growth in insurance.

Other Income

Other income increased by 61.9% from US$0.6 million for the year ended December 31, 2021 to US$0.9 million for the year ended December 31, 2022, primarily due to an increase in government subsidies for employee cost support and a gain from the derecognition of the 2022 Convertible Notes and the Bridge Loan of US$0.1 million.

Cost of Revenue

Cost of revenue increased by 13.4% from US$29.9 million for the year ended December 31, 2021 to US$33.9 million for the year ended December 31, 2022, primarily due to an increase in reward costs associated with higher acquisition volumes.

Advertising and Marketing Expenses

Advertising and marketing expenses increased by 5.4% from US$15.6 million for the year ended December 31, 2021 to US$16.5 million for the year ended December 31, 2022, primarily due to an increase in performance marketing associated with higher Traffic generated.

Technology Costs

Technology costs increased by 29.6% from US$5.1 million for the year ended December 31, 2021 to US$6.6 million for the year ended December 31, 2022, primarily due to increases in subscription costs and amortization of intangible assets.

Employee Benefit Expenses

Employee benefit expenses increased by 16.8% from US$30.0 million for the year ended December 31, 2021 to US$35.0 million for the year ended December 31, 2022, primarily due to increase in salaries, allowances and other benefits, and equity-settled share-based payment expense, partially offset by write-back of accrual for long-term employee benefits.

General, Administrative and Other Operating Expenses

General, administrative and other operating expenses increased by 73.2% from US$8.0 million for the year ended December 31, 2021 to US$13.9 million for the year ended December 31, 2022, primarily due to write-off of goodwill and impairment of intangible assets arising from the acquisition of Seedly.

Foreign Exchange Differences, net

Foreign exchange differences, net increased by 35.4% from US$3.0 million for the year ended December 31, 2021 to US$4.1 million for the year ended December 31, 2022 due to the weakening of local currencies against the US dollar.

Finance Costs

Finance costs increased by 358.3% from US$1.7 million for the year ended December 31, 2021 to US$7.8 million for the year ended December 31, 2022, primarily due to costs related to bridge loans, convertible notes and Loan Notes (as defined below).

Changes in Fair Value of Financial Instruments

Changes in fair value of financial instruments increased from US$0.2 million for the year ended December 31, 2021 to US$1.1 million for the year ended December 31, 2022. The increase is primarily due to an increase in fair value of the derivative components of the Bridge Loan and Loan Notes, which include the Existing Call Option to subscribe for additional Loan Notes.

Income Tax Credit

We had income tax credit of US$0.04 million for the year ended December 31, 2021 and income tax credit of US$0.3 million for the year ended December 31, 2022. The income tax credit is primarily the result of the release of deferred tax liability in relation to the write-off of intangible assets arising from the acquisition of Seedly.

Loss for the Year

As a result of the foregoing, our loss for the year increased by 59.8% from US$30.9 million for the year ended December 31, 2021 to US$49.4 million for the year ended December 31, 2022.

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity have been cash and cash equivalents raised from the issuance of preference shares and loan instruments and cash generated from operating activities. As of December 31, 2022, we had cash and cash equivalents of US$24.1 million, which are primarily held in U.S. dollars, Hong Kong dollars, Singapore dollars, Philippines pesos, and New Taiwan dollars. Our cash and cash equivalents primarily consist of bank deposits.

On October 14, 2022, CGCL entered into a loan note purchase agreement (the “Loan Note Purchase Agreement”) with PMIL and Enterprise Innovation Holdings Limited, pursuant to which CGCL issued 11.4 million fixed-rate unsecured loan notes 2027 and PIK notes, bearing a PIK interest rate of 25% per annum (the “Loan Notes”), to PMIL and 5.0 million Loan Notes to Enterprise Innovation Holdings Limited, at a price of US$1.0 per Loan Note, as well as 12,823,301 and 6,527,295 CGCL Class C Warrants to PMIL and Enterprise Innovation Holdings Limited, respectively, in connection with the issuance of the Loan Notes for no consideration. On the same day, CGCL granted PMIL the Existing Call Option.

On December 21, 2022, CGCL, PMIL, Enterprise Innovation Holdings Limited and additional subscribers entered into an amendment to the Loan Note Purchase Agreement, pursuant to which an aggregate of US$6.0 million worth of Loan Notes and 7,829,194 CGCL Class C Warrants were issued to the additional subscribers. In 2022, we accrued interest on the Loan Notes of approximately US$0.8 million.

As of December 31, 2022, we had an aggregate of US$23.1 million in borrowings from the issuance of the Loan Notes, which contain three components: (i) a liability component of US$8.7 million, (ii) a derivative component for option for additional subscription of US$2.8 million, and (iii) warrant liabilities of CGCL Class C Warrants of US$11.6 million. For more details on the Loan Notes and related agreements and deed poll, see “Certain Relationships and Related Person Transactions—MoneyHero Group’s and PubCo’s Relationships and Related Party Transactions.”

Our capital expenditures amounted to US$5.0 million in 2022 and US$5.4 million in 2021, respectively. These capital expenditures are primarily related to investments in the development of our technology platform. We expect to continue to make capital expenditures to meet the expected growth and scaling of our business.

We believe that our currently available cash and cash equivalents, together with the cash that we expect to receive from the Business Combination, will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of our business for a period of at least twelve months from the date of this proxy statement/prospectus. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our growth rate, the market acceptance of our service offerings, the introduction of new products and services, continued investment in our technology infrastructure, the expansion of sales and marketing activities and overall economic conditions. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. Therefore, we may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations would be adversely affected. See the section titled “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry—We may need to raise additional capital to grow our business or satisfy our liquidity requirements and may not be able to raise additional capital on terms acceptable to us, or at all.”

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2021
	(US$, in thousands)
Net cash flows used in operating activities	(14,609)	(14,385)
Net cash flows used in investing activities	(4,976)	(5,475)
Net cash flows from financing activities	34,790	11,584
Net increase/(decrease) in cash and cash equivalents	15,205	(8,276)
Cash and cash equivalents at the beginning of the year	9,190	17,611
Effect of foreign exchange rate changes, net	(317)	(145)
Cash and cash equivalents at the end of the year .	24,078	9,190

Operating Activities

Net cash used in operating activities was US$14.6 million for the year ended December 31, 2022, while our net loss for the same period was US$49.4 million. The difference was primarily due to adjustments for non-cash items, including finance costs of US$7.8 million, amortization and depreciation of US$4.8 million, impairment of intangible assets and goodwill of US$5.8 million, equity settled share option expenses of US$14.4 million, equity-settled share-based payment expense of US$0.9 million, changes in fair value of financial instruments of US$1.1 million and net unrealized foreign exchange loss of US$3.4 million, partially offset by write-back of accrual for other long-term employee benefit expenses of US$5.0 million and gain from the derecognition of the 2022 Convertible Loan and the Bridge Loan of US$0.1 million, as well as a decrease in working capital of US$1.9 million, including decrease in accounts receivable of US$5.4 million, partially offset by an increase in contract assets of US$2.6 million.

Net cash used in operating activities was US$14.4 million for the year ended December 31, 2021. The difference between our net loss of US$31.0 million and the net cash used in operating activities was primarily attributable to adjustments for non-cash items including finance costs of US$1.7 million, amortization and depreciation of US$3.9 million, equity settled share option expenses of US$9.4 million, changes in fair value of financial instruments of US$0.2 million and net unrealized foreign exchange loss of US$2.7 million, partially offset by write-back of accrual for other long-term employee benefit expenses of US$0.2 million as well as increase in working capital of US$1.2 million, including net increase in accounts receivable, prepayment, deposits and other receivables, and contract assets totaling US$10.7 million, partially offsetting by increase in accounts payable and other payables and accruals of US$9.5 million.

Investing Activities

Net cash used in investing activities was US$5.0 million for the year ended December 31, 2022, which primarily resulted from additions to intangible assets of US$4.7 million, representing cash spent but capitalized in relation to the development of our technology platform, and purchases of property and equipment of US$0.3 million, primarily consisting of purchases of computer equipment for our employees.

Net cash used in investing activities was US$5.5 million for the year ended December 31, 2021, which primarily resulted from additions to intangible assets of US$5.2 million and purchases of items of property and equipment of US$0.3 million, such as computer equipment for our employees.

Financing Activities

Net cash generated from financing activities amounted to US$34.8 million for the year ended December 31, 2022, which was primarily attributable to $0.6 million net of proceeds from drawdowns and settlement of a bridge loan, US$12.7 million proceeds from a convertible loan issued in April 2022, US$22.4 million proceeds from the issuance of the Loan Notes in October 2022, net of US$0.9 million lease payments.

Net cash generated from financing activities amounted to US$11.6 million for the year ended December 31, 2021, which was primarily attributable to US$13.2 million proceeds from a bridge loan that we entered into in September 2021, US$0.8 million net of lease payments and US$0.8 million other finance costs.

Contractual Obligations and Commitments

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2022:

	Payment due by
	Within 1 year or on demand	1 to 5 years	Total
	(US$, in thousands)
Lease liabilities	523	300	823
Accounts payable	16,654	—	16,654
Financial liabilities included in other payables and accruals	4,514	—	4,514
The Loan Notes	—	68,351	68,351

	21,691	68,651	90,342

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Off-Balance Sheet Arrangements

We did not have during the years presented, and we do not currently have, any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Taxation

Cayman Islands

Our Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Cayman Companies Act. The Cayman Islands currently levies no taxes on profits, income, gains or appreciation earned by individuals or corporations. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Singapore

The chargeable income of a Singapore company is taxed at 17%. Partial tax exemptions and corporate income tax rebates are available under certain circumstances.

Hong Kong

Hong Kong profits tax has been provided at the rate of 16.5% (2021: 16.5%) on the estimated assessable profits arising in Hong Kong during the year, except for one Hong Kong subsidiary that qualifies for the two-tiered profits tax rates regime effective from the year of assessment 2020/2021, pursuant to which the first HK$2,000,000 of assessable profits of this subsidiary is taxed at 8.25% and the remaining assessable profits are taxed at 16.5%. All entities with profits chargeable to profits tax in Hong Kong can qualify for the two-tiered profits tax rates, except for those with a connected entity that is nominated to be chargeable at the two-tiered rates.

Taiwan

The taxable income of enterprises with head office located in Taiwan in excess of NT$120,000 is subject to a 20% tax rate.

The Philippines

The corporate income tax rate for domestic Philippines corporations with a net taxable income not exceeding ₱5 million and with total assets not exceeding ₱100 million is 20%. All other domestic corporations and resident foreign corporations are subject to income tax at a rate of 25%.

Recent Accounting Pronouncements

For a discussion on certain revised IFRS accounting policies recently adopted, see Note 2 to our consolidated financial statements beginning on page F-10 of this proxy statement/prospectus.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in Note 2 to our consolidated financial statements beginning on page F-12 of this proxy statement/prospectus. We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

We generate fees from financial institution customers for our integrated marketing services, which generate leads for financial institutions from users who use our comparison platforms to compare credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products. Revenue is recognized over time as the services are provided to the customer. Users are considered to be the financial institutions’ customers and cash incentives provided to the users are accounted for as consideration payable to the users and recorded as a reduction of revenue at the later of: (i) when revenue is recognized or (ii) when we pay or promise to pay the consideration.

When the consideration to which we will be entitled in exchange for transferring the goods or services to a financial institution customer includes, under our contract with the customer, a variable amount, the amount of variable consideration is estimated. The estimate is made at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur and the uncertainty associated with the variable consideration is subsequently resolved.

Share-based Compensation

We provide incentives and rewards to eligible employees who contribute to the success of our operations through equity-settled share-based payment arrangements. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they were granted.

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as of the beginning and end of that period.

Market performance conditions are taken into account when determining the grant date fair value of awards. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of our best estimate of the number of equity instruments that will ultimately vest. For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognized.

Where the terms of an equity-settled award are modified, at a minimum, an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either our company or the employee are not met. However, if a new award is substituted for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original cancelled award, as described in the previous paragraph.

Measurement of share-based compensation

The fair value of equity-settled share-based payments is determined at the grant date using the binomial option pricing model with the assistance of an independent third-party appraiser. The model requires the input of highly subjective assumptions, including the estimated expected volatility of our share price, the share price upon which our employees are likely to exercise their share options, and the exercise multiple. We historically have been a private company and lack information on our share price volatility. Therefore, we estimate our expected share price volatility based on the historical volatility of similar companies that are publicly traded. When selecting these public companies on which we have based our expected share price volatility, we selected companies with similar characteristics, including invested capital value, business model, risk profiles and industry position, and sufficient historical share price information. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. As a private company, we were not able to develop an exercise pattern for reference, thus the exercise multiple is based on management’s estimation, which we believe is representative of the future exercise pattern of our share options. The risk-free interest rates for the periods within the contractual life of the share options are based on the U.S. Treasury yield curve in effect during the period in which the share options were granted.

There were no share options granted in 2022. The assumptions we adopted to estimate the fair value of share options granted in 2021 are described in Note 26 to our consolidated financial statements of this proxy statement/prospectus.

In order to determine the fair value of our ordinary shares underlying each share option grant, we first determined our equity value and then allocated the equity value to each element of our capital structure (convertible preference shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, two scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preference shares and ordinary shares, and (ii) the mandatory conversion scenario, in which equity value was allocated to preference shares and ordinary shares on an as-if converted basis.

We use a market-based approach to determine our underlying equity value. The significant assumptions used in this analysis include, but are not limited to, the derived multiples from comparable companies and other market data. The selection of comparable companies is based on the characteristics of the business they operate, taking into account factors such as risk profiles, size, geography and diversity of products and services. Such estimates involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, the accounting treatment for our share-based compensation could be materially different. Changes in the foregoing assumptions could have a material impact on our results of operation.

Measurement of derivative financial instruments and warrant liabilities

We measure our derivative financial instruments and warrant liabilities at fair value. During the year ended December 31, 2022, with the assistance of an independent third party appraiser, we used the market approach to determine the underlying equity value of CGCL and the binomial option pricing model to determine the fair value of certain derivative components, including the conversion feature of the 2022 Convertible Loan, the fair value of the option to subscribe for additional Loan Notes, and the fair value of CGCL Class A Warrants and CGCL Class C Warrants.

The models used require the input of highly subjective assumptions, including the estimated expected share price volatility. The risk-free interest rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect of the valuation dates.

The inputs to the model used for the year ended December 31, 2022 are described in Notes 20, 21 and 22 to our consolidated financial statements of this proxy statement/prospectus.

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of our previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. We perform an annual impairment test of goodwill on December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our CGUs (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the CGU (group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU (group of CGUs) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGUs and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

The calculations of value in use for the cash-generated units are most sensitive to the following assumptions:

•

Budgeted revenue - The basis used to determine the value assigned to the budgeted revenue is the average revenue achieved in the year immediately before the budget year, adjusted for expected market development; and

•	Discount rate - Discount rate represents the current market assessment of the risks specific to a CGU.

Impairment of Non-Financial Assets

Where an indication of impairment exists, or when an annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the CGU to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises.

An assessment is made at the end of each reporting period as to whether there is an indication that any previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, we estimate the expected future cash flows from the asset or CGU and choose a suitable discount rate in order to calculate the present value of those cash flows.

During the year ended 31 December, 2022, we recognized an impairment loss of US$4,382,926 and US$1,450,781 in relation to the Seedly CGU’s goodwill and intangible assets, respectively. The impairment losses arose mainly due to negative operating factors affecting the Seedly CGU. The recoverable amount of the Seedly CGU was determined based on a value-in-use calculation using cash flow projections from financial budgets covering a four-year period. The discount rate applied to the cash flow projections was 13.5% in 2022 and 13% in 2021. The terminal growth rate used to extrapolate the cash flows of the Seedly CGU beyond the four-year period was 3% in 2021 and 2022.

Internal Control Over Financial Reporting

Prior to Closing, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal control and procedures. In connection with the audits of our consolidated financial statements included in this proxy statement/prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC and (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements.

We are in the process of implementing a number of measures to address the material weaknesses identified, including, among other things, (i) hiring additional accounting and financial reporting personnel with working experience of IFRS and SEC reporting requirements, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under IFRS, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual in accordance with IFRS for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system and internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to PubCo and Its Securities—PubCo is obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in PubCo and, as a result, the value of its securities” and “Risk Factors—Risks Related to PubCo and Its Securities—We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in PubCo and, as a result, the value of PubCo’s shares.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 with respect to the assessment of the emerging growth company’s internal control over financial reporting.

Qualitative and Quantitative Factors about Market Risk

We are exposed to a variety of risks in the ordinary course of its business. These risks primarily include credit risk, liquidity risk and foreign currency risk. For more information about financial risks to which we are exposed, see Note 31 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in us incurring a financial loss. We are exposed to credit risk from our operating and financing activities, which arises principally from our accounts receivable and cash and cash equivalents. We trade mainly with recognized and creditworthy third parties. Our trading terms with customers are mainly on credit. The credit period is generally one to three months. Customers who wish to trade on credit terms are normally subject to credit verification procedures. Receivable balances are monitored on an ongoing basis. As of December 31, 2021, and 2022, we had accounts receivable of US$15.4 million and US$9.7 million, respectively.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign exchange rates. As we operate in several markets in Greater Southeast Asia, we are exposed to foreign exchange risk arising from foreign currency transactions. Our operating units may have financial instruments denominated in currencies other than their respective functional currencies and are therefore exposed to foreign currency risk, as the value of the financial instruments denominated in other currencies will fluctuate due to changes in exchange rates. We do not hedge foreign currency exposures. Our senior management monitors and manages our foreign currency risk exposure position on an ongoing basis.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. In order to manage our liquidity risk and ensure that there are adequate funds to meet our liquidity requirements in the short and longer terms, we monitor our risk to shortage of funds and regularly evaluate the maturity of both our financial liabilities and financial assets and projected cash flows from operations. As of December 31, 2022, we had current liabilities of US$39.0 million, primarily consisting of accounts payable and other payables and accruals.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Directors, Directors Nominees and Executive Officers

The following table sets forth certain information relating to individuals who are expected to serve as the directors and officers of PubCo immediately after the consummation of the Business Combination.

Name	Position/Title
Kenneth Chan	Director
Derek Fong	Director
Prashant Aggarwal	Chief Executive Officer and Director
Shaun Kraft	Chief Financial Officer and Chief Operating Officer
Marc Syz	Director
Martin Baumann	Director

Kenneth Chan is currently a member of the PubCo Board and will continue to serve as a director of PubCo after Closing. Mr. Chan joined the MoneyHero Group Board in October 2022, served as the company’s interim co-CEO between October 2022 and April 2023 and has been instrumental in the reorganization of the MoneyHero Group into the revitalized consumer financial information leader across five dynamic Asian markets that it is today.

Mr. Chan is a Senior Vice President of Pacific Century. In that capacity, he plays a leadership role in the group’s corporate finance operations in equity and debt raisings, major mergers and acquisitions as well as venture investments. Pacific Century is an entrepreneurial conglomerate headquartered in Hong Kong with a portfolio of well-established and fast growing businesses including PCCW Limited and HKT Limited (both listed on the Hong Kong Stock Exchange), FWD (a pan-Asia life insurer), PineBridge (a global asset manager with approximately US$150 billion assets under management) and bolttech (an international insurtech unicorn founded by Pacific Century). In addition, Mr. Chan is a director of Ava Quest, a technology venture fund founded by Pacific Century focusing on cryptocurrency and blockchain technologies. Prior to joining Pacific Century, Mr. Chan was a fund manager at RAB Capital and Sofaer Capital, where he managed Asian long/short equity strategies. Mr. Chan came into finance from a management consulting background. As a management consultant at The Boston Consulting Group, he advised the boards and senior management of global corporations on key strategic and operational issues.

Mr. Chan holds a master’s degree in business administration with distinction from Melbourne Business School where he was awarded a full scholarship to pursue his studies as Murdoch Fellow. He also holds a bachelor’s degree in electrical engineering from the University of New South Wales.

Derek Fong is currently a member of the PubCo Board and will continue to serve as a director of PubCo after Closing. Mr. Fong joined the MoneyHero Group Board in October 2022 and served as the company’s interim co-CEO between October 2022 and April 2023. Mr. Fong is currently the MoneyHero Group’s Chief Innovation Officer, responsible for driving and managing the development of innovative strategies, technology initiatives and new business models for the company. Mr. Fong is a Senior Vice President of Pacific Century. In that capacity, Mr. Fong is a member of the team responsible for structuring and executing the group’s corporate finance transactions across both equity and debt capital markets, venture investments and major mergers and acquisitions, including at FWD and bolttech. In addition, Mr. Fong is a founding member of the Ava Quest investment team, focused on blockchain and crypto-related technologies, and oversees Ava Quest’s investment in CMCC Global. Mr. Fong is also General Counsel, Asia-Pacific of Pacific Century and serves as a board observer of several key private operating companies within the group. Prior to joining Pacific Century, Mr. Fong was a Vice President at Morgan Stanley in Hong Kong, with legal coverage responsibility for investment banking and global capital markets in the Asia Pacific region. Prior to that, Mr. Fong was a corporate finance lawyer at Herbert Smith Freehills, specializing in initial public offerings and secondary offerings, and advised multinational corporates, financial institutions and private equity firms on a wide range of M&A transactions, including public takeovers, private investments, cross-border acquisitions and disposals, and joint ventures.

Mr. Fong holds an MBA from the Kellogg-HKUST Executive MBA Program and a bachelor’s degree in jurisprudence from the University of Oxford. Mr. Fong is a qualified solicitor in Hong Kong and England and Wales.

Prashant Aggarwal will serve as a director on the PubCo Board and PubCo’s Chief Executive Officer upon Closing. Mr. Aggarwal has served as the Chief Executive Officer of the MoneyHero Group since April 2023 and previously the MoneyHero Group’s President since November 2021 and Chief Commercial Officer since April 2016. In his career span of 25 years, Mr. Aggarwal has held various leadership roles in product management, sales, relationship management, consulting and finance at Visa, American Express and Oracle. Mr. Aggarwal is currently based in Singapore and has worked in various locations such as Sydney, Hong Kong, and Delhi, which gave him global exposure to client needs and skills across various aspects of business.

Mr. Aggarwal is a Chartered Accountant from the Institute of Chartered Accountants of India and holds a bachelor’s degree in commerce from the University of Delhi.

Shaun Kraft will serve as PubCo’s Chief Financial Officer and Chief Operating Officer upon Closing. Mr. Kraft joined the MoneyHero Group in 2015 as its Chief Financial Officer, a position that he held from March 2015 to May 2018 and again since April 2019. Mr. Kraft has also served as the MoneyHero Group’s Chief Operating Officer since January 2021. In these roles, Mr. Kraft is primarily responsible for the oversight of group-wide finance and accounting, strategic finance, human resources, business operations and investor relations. Previously, Mr. Kraft served as the Chief Financial Officer and Chief Operating Officer at CMCC Global in Hong Kong from June 2018 to April 2019, a Director at Perella Weinberg Partners in New York, where he specialized in M&A and strategic advisory for financial institutions, from March 2011 to February 2015 and an M&A associate at Lazard in Frankfurt from June 2007 to September 2010.

Mr. Kraft holds an Master of Science in Business Administration degree with a concentration on finance and investments from the Rotterdam School of Management and a Bachelor of Science degree in economics from Maastricht University.

Marc Syz, co-founder and Managing Partner of Syz Capital, will serve as a director on the PubCo Board after Closing. With over 18 years of investment experience, Mr. Syz leads Syz Capital’s direct investments and is a member of the firm’s executive and investment committees. Prior to that, Mr. Syz was a Managing Director at ACE & Company, a global co-investment group, where he led the Asian, Hong Kong-based expansion for the group and managed several investment portfolios focusing on Europe and Asia. Mr. Syz has also previously worked as the Head of Capital Markets & Equity Sales at Union Bancaire Privée in Geneva and as a derivatives trader at Credit Suisse First Boston in the Structured Products division. Mr. Syz has a broad expertise in capital markets, asset management and alternative investments across geographies and holds an Executive MBA from INSEAD.

Martin Baumann, co-founder and Managing Partner of CMCC Global, one of Asia’s earliest venture capital companies entirely focused on blockchain technology. Today his firm has a global presence and invested early into many of the world’s leading blockchain protocols, such as Ethereum, Solana, Cosmos and others. Mr. Bauman started his career as an investment banker focused on mergers & acquisitions. Prior to CMCC Global, Mr. Bauman was the CFO of Nova Founders Capital, a large Asian fintech company. Mr. Baumann holds a bachelor’s degree in business administration from the Humboldt University of Berlin and a master’s degree in business administration from the Technical University of Berlin.

Board of Directors

After the consummation of the Business Combination, the PubCo Board is expected to comprise up to nine directors. Of these directors, it is anticipated that the PubCo Board will determine that each of              qualifies as “independent” as defined under applicable SEC rules and Nasdaq listing standards.

Except as provided in the Amended PubCo Articles, a director may vote in respect of any contract or transaction in which he/she is interested, provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with PubCo must declare the nature of his interest at a meeting of the directors. No PubCo non-employee director has a service contract with PubCo that provides for benefits upon termination of service.

Duties of Directors

Under the laws of the Cayman Islands, PubCo directors owe certain fiduciary duties to the company. In certain circumstances, a shareholder may have the right to seek damages if a duty owed by the directors is breached.

Under Cayman Islands law, directors owe the following fiduciary duties:

•	the duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	the duty to exercise powers solely for the express purposes for which those powers were conferred and not for collateral purposes;

•	the duty not to improperly fetter the exercise of future discretion;

•	the duty to exercise powers fairly as between different sections of shareholders;

•	the duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	the duty to exercise independent judgment.

In addition to the above, under Cayman Islands law, directors owe a duty of care that is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director, in relation to the company and the general knowledge skill and experience of that director.

As stated above, under Cayman Islands law, directors have a duty not to put themselves in a position of conflict, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances, what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the Amended PubCo Articles or alternatively by shareholder approval at general meetings.

Voting

The Amended PubCo Articles provide that its directors may vote on resolutions relating to any contract or proposed contract or arrangement in which he/she is interested (and count as part of the quorum at any meetings where any such contract or proposed contract or arrangement is being considered), provided that the nature of that interest has been disclosed to the other directors in accordance with the terms of the Amended PubCo

Articles. This would include, for example, the right to vote on his/her own compensation arrangements (and that of any other director) and any arrangements in respect of such director borrowing money from PubCo. The Amended PubCo Articles also permit the directors to exercise all of the powers of PubCo to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party.

The above is also subject to the PubCo directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of the company).

Appointment and Removal

Under the Amended PubCo Articles, PubCo’s board may comprise up to nine directors unless otherwise determined by PubCo in a general meeting. The exact number of directors shall be determined from time to time by the PubCo’s board of directors.

Directors may be appointed by ordinary resolution or a resolution of directors. There is no cumulative voting with respect to the appointment of directors. PubCo’s directors do not serve for a fixed term, and there is no requirement for them to retire by rotation or to make themselves eligible for re-election.

The removal of a director by ordinary resolution may be for any reason and need not be for cause. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) is removed from office by notice addressed to him at his last known address and signed by all of his co-directors (not being less than two in number); or (v) is removed from office pursuant to any other provision of the Amended PubCo Articles.

The Amended PubCo Articles do not provide a set age requirement regarding the retirement of PubCo’s directors or (subject to any shareholders’ ordinary resolution to the contrary) any shareholding requirement for directors to be appointed.

Directors’ Power to Issue Shares

Subject to applicable law, PubCo’s board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Committees of the PubCo Board of Directors

Audit Committee

Following the listing of PubCo’s Ordinary Shares on Nasdaq, PubCo’s audit committee will consist of                .                will serve as the chairperson of the audit committee. All members of PubCo’s audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. It is anticipated that the PubCo Board will determine that                is an audit committee financial expert as defined by the SEC rules and that each proposed member of PubCo’s audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the corporate governance rules of Nasdaq.

The PubCo Board will, substantially concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt terms of reference setting forth the responsibilities of the audit committee, which will be consistent with

Cayman Islands law, the SEC’s rules and the corporate governance rules of Nasdaq and will include, among others, the following:

•

selecting or replacing PubCo’s independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent registered public accounting firm;

•

reviewing with PubCo’s independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with PubCo’s management and its independent registered public accounting firm;

•	periodically reviewing and reassessing the adequacy of PubCo’s audit committee charter;

•	meeting periodically with the PubCo’s management, its internal auditor and its independent registered public accounting firm;

•	reporting regularly to the PubCo Board;

•	reviewing the adequacy and effectiveness of PubCo’s accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	handling such other matters that are specifically delegated to PubCo’s audit committee by the PubCo Board from time to time.

Compensation Committee

Under the corporate governance rules of Nasdaq, PubCo is required to maintain a compensation committee consisting of at least two independent directors. Following the listing of PubCo’s Ordinary Shares on Nasdaq, PubCo’s compensation committee will consist of                .                will serve as chairperson of the committee. It is anticipated that the PubCo Board will determine that each proposed member of PubCo’s compensation committee is independent under the corporate governance rules of Nasdaq.

The PubCo Board will, substantially concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt terms of reference setting forth the responsibilities of the compensation committee, which will be consistent with the corporate governance rules of Nasdaq and will include, among others, the following:

•	reviewing and approving, or recommending to the PubCo Board for its approval, the compensation for PubCo’s executive officers;

•	reviewing the total compensation package for PubCo’s employees and recommending any proposed changes to its management;

•	reviewing and recommending to the PubCo Board with respect to the compensation of PubCo’s directors;

•	reviewing annually and administering all long-term incentive compensation or equity plans;

•	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	reviewing insurance programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Following the listing of PubCo’s Ordinary Shares on Nasdaq, PubCo’s nominating and corporate governance committee will consist of                .                will serve as chairperson of the committee. It is

anticipated that the PubCo Board will determine that each proposed member of PubCo’s nominating and corporate governance committee is independent under the corporate governance rules of Nasdaq.

The PubCo Board will, substantially concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt terms of reference setting forth the responsibilities of the nominating and corporate governance committee, which will be consistent with the corporate governance rules of Nasdaq and will include, among others, the following:

•	identifying and recommending nominees for election or reelection to the PubCo Board or for appointment to fill any vacancy;

•	annually reviewing with the PubCo Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service;

•

advising the PubCo Board periodically with respect to significant developments in the law and practice of corporate governance, as well as compliance with applicable laws and regulations, and making recommendations to the PubCo Board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance.

Code of Business Conduct and Ethics

PubCo will, substantially concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Code of Business Conduct and Ethics applicable to its directors, officers and employees. PubCo seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. PubCo’s Code of Business Conduct and Ethics sets out the principles designed to guide PubCo’s business practices with integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers. PubCo expects its business partners to follow the principles set forth in its code when providing goods and services to PubCo or acting on PubCo’s behalf.

Diversity and Inclusion Policy

PubCo will, substantially concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Diversity and Inclusion Policy intended to achieve PubCo’s diversity goals through regular review and monitoring. As an international organization across Greater Southeast Asia, PubCo is mindful of the different market practices that apply in the countries in which it operates and recognizes the importance of ethnic and cultural diversity in its management and workforce. The policy applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers.

Under the terms of the policy, the PubCo Board will be responsible for the following:

•

annually setting measurable objectives for achieving gender diversity in the composition of the PubCo Board, its senior management and workforce and, where appropriate, other aspects of diversity, including in respect of women in leadership, age diversity and cultural diversity. The PubCo Board will annually assess the company’s progress in achieving such objectives;

•	ensuring the Diversity and Inclusion Policy is on PubCo’s website; and

•	reviewing the objectives set for the relevant reporting period and PubCo’s progress in achieving the objectives in its annual report.

Compensation of Directors and Executive Officers

In 2022, MoneyHero Group incurred an aggregate of US$1.8 million in cash compensation and benefits in kind to its directors and executive officers as a group. MoneyHero Group has not set aside or accrued any amount to provide such benefits to its directors or officers. For information regarding share awards granted to MoneyHero Group’s directors and executive officers, see the section titled “—Equity Incentive Plans” below.

In Singapore, MoneyHero Group is required by the applicable laws and regulations to make contributions, as employers, to the Central Provident Fund for executive officers who are employed by MoneyHero Group as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass).

Following the closing of the Business Combination, it is anticipated that PubCo’s director and executive compensation policies will reflect those of MoneyHero Group, as they may be modified and updated from time to time.

Employment Agreements

The employment of PubCo’s executive officers is for an indefinite period, but may be terminated by the employer for cause at any time without advance notice or for any other reason by giving prior written notice or by paying certain compensation, and the executive officer may terminate his or her employment at any time by giving the employer prior written notice. The employment agreements with the executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment.

Equity Incentive Plans

On December 16, 2022, CGCL’s board of directors adopted the CompareAsia Group Capital Limited 2022 Equity Plan (the “2022 Plan”). As contemplated in the Business Combination Agreement, upon Closing, PubCo will approve and, subject to approval of the shareholders of PubCo, adopt an incentive equity plan in a form and substance reasonably satisfactory to Bridgetown (the “PubCo Equity Plan”). PubCo expects to have an award pool of PubCo Class A Ordinary Shares equal to the sum of (a) 15% of PubCo’s fully-diluted share capital immediately after the Acquisition Effective Time, plus (b) the product of (i) the total number of Company Shares reserved for issuance with respect to any outstanding CGCL Options under the 2022 Plan immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio, plus (c) the product of (i) the total number of remaining Company Shares reserved but not yet issued under the 2022 Plan immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio; provided that the calculation in subpart (c) shall not include any Company Shares included in subpart (b), unless otherwise determined by the PubCo Board. Under the PubCo Equity Plan, PubCo may make equity awards to such present and future officers, directors, employees, consultants and advisors of PubCo or its subsidiaries as may be selected in the sole discretion of the PubCo Board. Following the consummation of the Business Combination, no further awards will be granted under the 2022 Plan.

Pursuant to the Business Combination Agreement, each CGCL Option outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, will, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by PubCo and converted into an option to purchase PubCo Class A Ordinary Shares (each, an “Assumed Option”) under the PubCo Equity Plan. Each Assumed Option will continue to have and be subject to substantially the same terms and conditions as were applicable to such CGCL Option immediately prior to the Acquisition Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (A) each Assumed Option will be exercisable for that number of PubCo Class A Ordinary Shares equal to the product (rounded down to the nearest whole number) of (y) the number of CGCL Shares subject to such CGCL Option immediately prior to the Acquisition Effective Time multiplied by (z) the Exchange Ratio; and (B) the per share exercise price for each PubCo Class A Ordinary Share issuable upon exercise of the Assumed Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (y) the exercise price per CGCL Share subject to such CGCL Option immediately prior to the Acquisition Effective Time by (z) the Exchange Ratio; provided, however, that the exercise price and the number of PubCo Class A Ordinary Shares purchasable under each Assumed Option will be determined in a manner consistent with the requirements of Section 409A of the Code, if applicable.

The following summarizes the material terms of the 2022 Plan:

Plan Administration. CGCL’s board of directors has the power and authority to prescribe, amend and rescind rules and procedures governing the administration of the 2022 Plan, including, among other things, establishing performance and vesting standards and imposing such limitations, restrictions and conditions upon awards granted under the 2022 Plan as it shall deem appropriate.

Types of Awards. The 2022 Plan permits the grants of options and such other awards (including, without limitation, restricted shares and restricted share units) that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, CGCL Shares (including, without limitation, securities convertible into CGCL Shares) as are deemed by CGCL’s board of directors to be consistent with the purposes of the 2022 Plan.

Eligibility. CGCL’s board of directors may, from time to time, select participants who are eligible to participate in the 2022 Plan and the awards to be made to each such participant, which may include present and future officers, directors, employees, consultants and advisors of CGCL or a subsidiary of CGCL. CGCL’s board of directors may consider any factors it deems relevant in selecting participants and in making awards to such participants.

Exercise of Awards. All CGCL Options granted under the 2022 Plan, whether vested or unvested, will expire on the 10th anniversary of the date of grant to participants of such options, subject to earlier expiration. Unless determined otherwise in the applicable award agreement, CGCL Options have an exercise price equal to or greater than the fair market value of Class D ordinary shares of CGCL on the grant date, as determined by CGCL’s board of directors in good faith, taking into account customary relevant factors.

Grant Agreements. Awards granted under the 2022 Plan are evidenced by option grant agreements confirming the grant of options. The option grant agreement will set forth the restrictions, terms and conditions as the Board determines.

Transferability. The options and all rights thereunder are exercisable only by the participant and are not assignable or transferable, unless otherwise approved by the board of directors.

Termination of Employment. Unless otherwise set forth in an award agreement, all of a participant’s awards that have not fully vested as of the earliest date on which a participant is no longer employed by and no longer provides services to the MoneyHero Group for any reason will expire at such time. Additionally, if a participant is terminated with cause, then the portion of such participant’s award that has vested as of such termination date will also expire at such time.

As of the date of this prospectus, there are a total of                CGCL Shares underlying grants of outstanding options beneficially owned by individuals who are expected to serve as directors and executive officers of PubCo following Closing, which include the following:

•	has outstanding options to purchase a total of CGCL Shares, with a per-share exercise price of , grant dates that range from to , and expiration dates range from to ; and

•	has outstanding options to purchase a total of CGCL Shares, with a per-share exercise price of , grant dates that range from to , and expiration dates range from to .

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the expected beneficial ownership of PubCo Ordinary Shares immediately following the consummation of the Business Combination by:

•	each person who is expected to beneficially own 5% or more of the outstanding PubCo Ordinary Shares, unless otherwise indicated;

•	each individual who is currently or expected to serve as an executive officer or director of PubCo; and

•	all individuals who are currently or expected to serve as an executive officer or director of PubCo as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The beneficial ownership of PubCo Ordinary Shares pre-Business Combination is based on two PubCo Ordinary Shares issued and outstanding as of the date of this proxy statement/prospectus.

The expected beneficial ownership of PubCo Ordinary Shares immediately following Closing assumes that (i) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, and (ii) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued at the Initial Merger Effective Time. On this basis, we estimate that, immediately following Closing, there would be (1) 23,414,697 PubCo Class A Ordinary Shares, 15,868,180 PubCo Class A Ordinary Shares, 13,321,663 PubCo Class A Ordinary Shares and 12,114,697 PubCo Class A Ordinary Shares issued and outstanding in the No Redemption Scenario, the Interim Redemption Scenario, the Maximum Redemption Scenario A and the Maximum Redemption Scenario B; (2) 14,854,838 PubCo Class B Ordinary Shares issued and outstanding, following the conversion 20,000 PubCo Class B Ordinary Shares that will be issued to certain Bridgetown shareholders at the Acquisition Closing Time into the same number of PubCo Class A Ordinary Shares pursuant to the Share Conversion Instruction Letters; and (3) 4,903,730 PubCo Preference Shares issued and outstanding. If the actual facts are different from the foregoing assumptions, the figures in the table that follows will be different.

	Pre Business Combination			Post Business Combination
	Number of PubCo Ordinary Shares		% of PubCo Ordinary Shares	Number of PubCo Class A Ordinary Shares		Number of PubCo Ordinary Class B Shares(1)		Number of PubCo Preference Shares(2)		No Redemption		50% Redemption		Maximum Redemption A		Maximum Redemption B
										% of PubCo Ordinary Shares	% Voting Power	% of PubCo Ordinary Shares	% Voting Power	% of PubCo Ordinary Shares	% Voting Power	% of PubCo Ordinary Shares	% Voting Power
Principal Holders
Bridgetown LLC(3)	—		—	6,949,936		12,376,887		—		38.95%	71.31%	45.93%	74.37%	48.89%	75.46%	50.43%	75.99%
FWD group(4)	—		—	8,779,388 (No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario A); 3,779,388 (Maximum Redemption Scenario B)		—		1,693,500		22.40%	5.80%	26.72%	6.06%	28.57%	6.15%	15.44%	3.24%
PCCW Media International Limited(5)	—		—	6,577,459		—		—		14.56%	3.68%	17.48%	3.84%	18.75%	3.90%	19.41%	3.93%
Daniel Wong(6)	—		—	—		1,883,005		—		4.36%	10.65%	5.29%	11.12%	5.69%	11.29%	5.91%	11.37%
E Capital (Select) Limited(7)	—		—	320,842		—		715,613		2.40%	*	2.91%	*	3.13%	*	3.25%	*
Directors and Officers†
Kenneth Chan	1		50%	—		—		—		—	—	—	—	—	—	—	—
Derek Fong	1		50%	—		—		—		—	—	—	—	—	—	—	—
Prashant Aggarwal(8)	—		—	561,710		—		—		1.29%	*	1.55%	*	1.67%	*	1.73%	*
Shaun Kraft(8)	—		—	372,427		—		79,494		1.04%	*	1.26%	*	1.35%	*	1.40%	*
Marc Syz(9)	—		—	146,384		—		317,977		1.08%	*	1.30%	*	1.40%	*	1.46%	*
Martin Baumann	—		—	118,011		—		132,490		*	*	*	*	*	*	*	*
Directors and officers as a group ([ ] individuals)	[	]	[ ]	[	]	[	]	[	]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

†	Except as indicated otherwise below, the business address of our directors and executive officers is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.
*	Less than 1%.
(1)

Each PubCo Class B Ordinary Share is convertible into an equal number of PubCo Class A Ordinary Share at any time at the option of the holder thereof (as adjusted for share subdivisions, share consolidations and similar transactions after the date of Acquisition Closing). Each Class B Ordinary Share is entitled to ten votes on all matters subject to a poll vote at general meetings of PubCo. For more details, see the section titled “Description of PubCo Securities—Ordinary Shares and Preference Shares.”
(2)

Each PubCo Preference Ordinary Share is convertible into a number of PubCo Class A Ordinary Shares at any time at the option of the holder thereof at a ratio described in the section titled “Description of PubCo Securities—Ordinary Shares and Preference Shares.” Each PubCo Preference Share is entitled to a number of votes equal to the number of PubCo Class A Ordinary Shares (rounded down to the nearest whole number) into which such PubCo Preference Share is convertible as of the record date for such vote or, if there is no specified record date, as of the date of such vote.

(3)

Represents (i) 12,376,887 PubCo Class B Ordinary Shares that will be issued to Bridgetown LLC at Acquisition Effective Time, (ii) 6,449,936 PubCo Class A Ordinary Shares issuable upon the exercise of the PubCo Sponsor Warrants, which may be exercisable within 30 days after Closing, and (iii) 500,000 PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement to Bridgetown LLC upon the Initial Merger Effective Time, not taking into account any PubCo Shares that it may sell or forfeit pursuant to the Sponsor Support Agreement and the Non-Redemption Deeds, under certain circumstances following the Business Combination. Bridgetown LLC is a Cayman Islands limited liability company, the ultimate beneficial owner of which is Mr. Li. Mr. Li, by virtue of his indirect ownership of Bridgetown LLC, may be deemed to beneficially own the aforementioned ordinary shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of Bridgetown LLC is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(4)

Represents (i) 207,308 PubCo Class A Ordinary Shares and 1,693,500 PubCo Preference Shares that will be issued to Enterprise Innovation Holdings Limited at the Acquisition Effective Time; (ii) 1,566,817 PubCo Class A Ordinary Shares issuable to Enterprise Innovation Holdings Limited upon the exercise of its PubCo Class A Warrants, which may be exercisable commencing on the Acquisition Effective Time and ending on October 14, 2027; (iii) 2,005,263 PubCo Class A Ordinary Shares issuable to Enterprise Innovation Holdings Limited upon the exercise of its PubCo Class C-2 Warrants, which may be exercisable commencing on the Acquisition Effective Time and ending on December 23, 2027; and (iv) except for Maximum Redemption Scenario B, (a) 3,000,000 PubCo Class A Ordinary Shares that will be issued to FWD Life Insurance Public Company Limited at the Initial Merger Effective Time and (b) 2,000,000 PubCo Class A Ordinary Shares that will be issued to FWD Life Insurance Company, Limited at the Initial Merger Effective Time. Enterprise Innovation Holdings Limited, FWD Life Insurance Public Company Limited and FWD Life Insurance Company, Limited are members of the FWD group. Mr. Li, by virtue of his indirect majority ownership of the FWD group, may be deemed to beneficially own the aforementioned ordinary shares, preference shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares, preference shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of Enterprise Innovation Holdings Limited is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Island. The business address of FWD Life Insurance Public Company Limited is 14th, 16th, 26th - 29th Floor, 130-132 Sindhorn Building Tower 3 Wireless Road, Lumpini, Pathumwan Bangkok 10330, Thailand. The business address of FWD Life Insurance Company, Limited is 2-2-5 Nihonbashi-Honcho, Chuo-ku, Tokyo, Japan.

(5)

Represents (i) 632,528 PubCo Class A Ordinary Shares that will be issued to PMIL at the Acquisition Effective Time, (ii) 3,939,471 PubCo Class A Ordinary Shares underlying PubCo C-1 Warrants, assuming these warrants will automatically be exercised and converted into PubCo Class A Ordinary Shares, at a ratio of 0.307212 PubCo Class A Ordinary Shares per warrant, as soon as practicable after the Acquisition Effective Time, and (iii) 2,005,460 PubCo Class A Ordinary Shares issuable to PMIL upon the exercise of the PubCo Call Option, which may be exercised during the period commencing on the Acquisition Effective Time and ending on December 23, 2025. PMIL is a wholly-owned subsidiary of PCCW Limited, the shares of which are listed in Hong Kong. The board of directors of PCCW Limited has voting and investment power over the aforementioned ordinary shares, warrants and call option. Based on the public disclosure of PCCW Limited, Mr. Li is the Chairman and an Executive Director of PCCW Limited. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,391,129,358 shares of PCCW Limited (representing approximately 30.89% of PCCW Limited). The board of directors of PCCW Limited consists of Mr. Li, Susanna Hon Hing Hui, Edmund Sze Wing Tse, GBS, Shusen Meng, Fang Wang, David Zhe Wei, Aman Mehta, Frances Waikwun Wong, Bryce Wayne Lee, Lars Eric Nils Rodert, David Christopher Chance and Sharhan Mohamed Muhseen Mohamed. The business address of PMIL is 41st Floor, PCCW Tower, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.
(6)

Represents 1,883,005 PubCo Class B Ordinary Shares that will be issued to Daniel Wong, Bridgetown’s Chief Executive Officer and Chief Financial Officer and a member of the Bridgetown Board, at the Initial Merger Effective Time. The business address of Daniel Wong is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(7)

Represents 320,842 PubCo Class A Ordinary Shares and 715,613 PubCo Preference Shares that will be issued to E Capital (Select) Limited at the Acquisition Effective Time. The board of directors of E Capital (Select) Limited has voting and investment power over such shares. Mr. Li, by virtue of his indirect ownership of E Capital (Select) Limited, may be deemed to be the beneficial owner of the aforementioned ordinary shares and preference shares. Mr. Li disclaims beneficial ownership of these shares other than to the extent of any pecuniary interest in such shares. The registered address of E Capital (Select) Limited is c/o Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. E Capital (Select) Limited holds less than 5% of the shares of PubCo.

(8)	Includes PubCo Class A Ordinary Shares issuable upon the exercise of certain Assumed Options, which are exercisable commencing on the Acquisition Effective Time.
(9)

Represents (i) 146,384 PubCo Class A Ordinary Shares that will be issued to Banque Syz SA at the Acquisition Effective Time and (ii) 317,977 PubCo Preference Shares that will be issued to Syz Private Holdings SA at the Acquisition Effective Time. Mr. Syz has voting and investment power over such shares and may be deemed to be the beneficial owner of such shares. Mr. Syz’s business address is Dreikönigstrasse 12, 8027 Zürich.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Bridgetown Relationships and Related Party Transactions

Bridgetown Class B Ordinary Shares

In July 2020, Sponsor purchased an aggregate of 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. In July 2020, Bridgetown effected a share dividend of 1 share for each ordinary share in issue, resulting in Sponsor holding an aggregate of 5,750,000 Founder Shares. In September 2020, Bridgetown effected a share dividend of 1.5 shares for each ordinary share in issue, resulting in Sponsor holding an aggregate of 14,375,000 Founder Shares and, in October 2020, Bridgetown effected a share dividend of 0.1 shares for each ordinary share in issue, resulting in Sponsor holding an aggregate of 13,158,137 Founder Shares (which amount reflects the transfers described below, and up to 2,062,500 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). Also in September 2020, Sponsor transferred 2,001,863 Founder Shares to Daniel Wong, 632,500 Founder Shares to Steven Teichman and 5,000 Founder Shares to each of John R. Hass, Samuel Altman In Joon Hwang and Kenneth Ng. The Founder Shares held by John R. Hass, Samuel Altman, In Joon Hwang and Kenneth Ng were not subject to forfeiture in the event the over-allotment option is not exercised. On October 29, 2020, in connection with the partial exercise of the over-allotment option by the underwriters, the Sponsor, Daniel Wong and Steven Teichman, respectively, forfeited 781,250, 118,858 and 37,554 Founder Shares. As a result, there are a total of 14,874,838 Founder Shares issued and outstanding as of the date of this prospectus, representing 49.6% of Bridgetown’s issued and outstanding shares.

Private Placement Warrants

The Sponsor purchased an aggregate of 6,000,000 Private Place Warrants for a purchase price of $1.50 per whole warrant, or $9,000,000 in the aggregate, in a private placement that occurred simultaneously with the closing of Bridgetown’s IPO. On October 29, 2020, simultaneously with the sale of the over-allotment Units, Bridgetown consummated a private sale of an additional 449,936 Private Placement Warrants to Sponsor, generating gross proceeds of $674,904. Each Private Placement Warrant entitles the holder to purchase one Bridgetown Class A Ordinary Share at $11.50 per share, subject to adjustment.

Non-Redemption Deeds

The FWD Parties purchased an aggregate of $50,000,000 of Units in Bridgetown’s IPO. FWD has the same redemption rights and rights to the funds held in the Trust Account with respect to the Units it purchased in Bridgetown’s IPO as the rights afforded to the Bridgetown Public Shareholders, as described herein. Pursuant to the Non-Redemption Deeds, subject to such FWD Party (i) voting in favor of the Business Combination, (ii) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its appraisal rights under Section 238 of the Cayman Companies Act, Sponsor has offered to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, subject to certain caps set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to certain exceptions and compliance by the FWD Parties with the conditions specified in the Non-Redemption Deeds. Subject to the terms and conditions of the respective Non-Redemption Deeds, Bridgetown has agreed to execute a customary equitable share mortgage granting security interests over the Sponsor Support Shares (as defined in the Non-Redemption Deeds) and an account security covering proceeds of sale of such shares, in each case in favor of such FWD Party to secure its obligations under the Non-Redemption Deed and take such action as such FWD Party may reasonably require for perfecting the security created by such equitable share mortgage and account security. However, neither FWD Party has agreed to the terms set forth in the Non-Redemption Deeds, and there can be no assurance that either FWD Party will (i) vote in favor of the Business Combination, (ii) not exercise its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (iii) not sell or transfer any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger or (iv) not exercise its appraisal rights under Section 238 of the Cayman Companies Act.

Working Capital Loan

On July 9, 2020, Bridgetown issued an unsecured promissory note in the aggregate principal amount of $300,000 to Sponsor (the “Promissory Note”), pursuant to which Bridgetown could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of its IPO. As of March 31, 2023, there was $300,000 outstanding, which is currently due on demand.

On December 15, 2021, Bridgetown issued an unsecured promissory note in the aggregate principal amount of $500,000 to Sponsor (the “Second Promissory Note”). The Second Promissory Note is due on the earlier of (i) the date on which Bridgetown consummates an initial business combination or (ii) the date that the winding up of Bridgetown is effective. As of March 31, 2023, there was $500,000 outstanding under the Second Promissory Note.

On February 8, 2022, Bridgetown issued an unsecured promissory note in the aggregate principal amount of $500,000 to Sponsor (the “Third Promissory Note”). The Third Promissory Note carries no interest and is due on the earlier of (i) the date on which Bridgetown consummates an initial business combination or (ii) the date that the winding up of Bridgetown is effective. Sponsor has waived rights to the Trust Account under all notes. As of March 31, 2023, there was $500,000 outstanding under the Third Promissory Note.

The Promissory Note, Second Promissory Note and Third Promissory Note referred to above are considered Working Capital Loans. The outstanding portion of any Working Capital Loans equal to or less than $5,000,000 (subject to such increases as may be agreed between Bridgetown and CGCL) outstanding immediately prior to the Initial Merger Effective Time will be capitalized into a number of PubCo Class A Ordinary Shares pursuant to the Working Capital Loan Capitalization Agreement. Other than the Working Capital Loan Capitalization Agreement, the Promissory Note, the Second Promissory Note and the Third Promissory Note, no written agreements exist with respect to such loans.

Expense Reimbursement

No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid to the Sponsor, Bridgetown’ officers and directors, or their respective affiliates, prior to, or in connection with, any services rendered in order to effectuate the consummation of an initial Business Combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Bridgetown’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Bridgetown does not have a policy that prohibits the Sponsor, Bridgetown’s officers or directors, or their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. Bridgetown’s audit committee reviews on a quarterly basis all payments that were made by Bridgetown to the Sponsor, Bridgetown’s officers and directors, or their affiliates, and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Bridgetown’s behalf. As of April 30, 2023, Sponsor and Bridgetown’s officers and directors and their affiliates had incurred approximately $4.8 million of unpaid reimbursable expenses.

Other Relationships

Sponsor and certain of Bridgetown’s directors and officers have interests in the Business Combination that may conflict with the interests of a Bridgetown shareholder. See the section titled “The Business Combination Proposal—Interests of the Sponsor, Its Affiliates and Bridgetown’s Directors, Officers and Advisors in the Business Combination” for more information.

If any of Bridgetown’s officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us, subject to his or her fiduciary duties under Cayman Islands law. Bridgetown’s officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Bridgetown currently maintains its executive offices at c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong, which is provided by the Sponsor at no charge.

After the closing of the Business Combination, members of Bridgetown’s management team who remain with PubCo, if any, may be paid consulting, management or other fees from PubCo. Any and all such amounts will be determined by the compensation committee of PubCo.

Indemnity Agreements

Bridgetown has entered into indemnity agreements with each of Bridgetown’s officers and directors. These agreements require Bridgetown to indemnify these individuals and entity to the fullest extent permitted under applicable Cayman Islands law and to hold harmless, exonerate and advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Registration Rights Agreement

Bridgetown entered into a registration rights agreement with respect to the Founder Shares, Private Placement Warrants and warrants issued upon conversion of working capital loans (if any) in connection with its IPO, which was terminated and replaced in its entirety by the Registration Rights Agreement it entered into with PubCo, Sponsor, the FWD Parties and certain of the CGCL shareholders concurrently with the execution of the Business Combination Agreement. For additional information, see the section titled “The Business Combination Proposal—Related Agreements—Registration Rights Agreement.”

Bridgetown Sponsor Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, Sponsor, and CGCL entered into the Sponsor Support Agreement. For additional information, see the section titled “The Business Combination Proposal—Related Agreements—Sponsor Support Agreement.”

MoneyHero Group’s and PubCo’s Relationships and Related Party Transactions

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to MoneyHero Group.

Loan Agreements and Related Issuance of Equity Securities

On August 10, 2020, CGCL entered into a convertible loan agreement with E Capital (Select) Limited, which holds over 10% of the voting power of CGCL, in the principal amount of US$4.0 million to finance the acquisition of Seedly (the “2020 Convertible Notes”), which was subsequently amended on October 8, 2020, October 14, 2021 and January 7, 2022. In 2020 and 2021, we accrued interest to E Capital (Select) Limited on the 2020 Convertible Notes in the amount of approximately US$0.1 million and US$0.4 million, respectively. In addition, the amended convertible loan agreement, executed on October 14, 2021, provides that CGCL will pay E Capital (Select) Limited an establishment fee equal to 3% of the aggregate amount of the principal amount and accrued interest of the loan pursuant to the terms of the agreement. The principal amount and accrued interest of the 2020 Convertible Notes were settled in April 2022, as described below.

On September 28, 2021, CGCL entered into an interest-free and unsecured facilities agreement with FWD Limited, an entity over which Mr. Li has significant influence, Mr. Shaun Kraft, the Chief Financial Officer and Chief Operating Officer of the MoneyHero Group, and other lenders in the principal amount of US$26.0 million (the “Bridge Loan”) for working capital and general corporate purposes. Each lender is entitled to receive an exit premium at the rate of 20% of its total commitment. In 2021 and 2022, drawdowns under the Bridge Loan amounted to approximately US$13.2 million and US$7.8 million, respectively, and we paid exit premiums on the Bridge Loan of US$1.3 million and US$3.9 million, respectively.

On April 27, 2022, CGCL executed a deed poll constituting up to US$50,000,000 of fixed rate, interest-bearing unsecured convertible loan notes 2026 and PIK notes (the “2022 Convertible Notes”). On the same day, CGCL entered into a convertible loan note purchase agreement with E Capital (Select) Limited, FWD Group Limited, an entity over which Mr. Li has significant influence, Mr. Kraft and other purchasers in the principal amount of $37.0 million, of which $12.7 million was raised in cash. Pursuant to the convertible loan note purchase agreement, CGCL issued (i) approximately US$5.4 million worth of 2022 Convertible Notes to E Capital (Select) Limited in settlement for the principal amount and accrued interest of the 2020 Convertible Notes owed to E Capital (Select) Limited as of April 27, 2022; (ii) US$6.0 million worth of 2022 Convertible Notes to FWD Group Limited, in exchange for the settlement of the Bridge Loan owed to FWD Limited as of April 27, 2022 and a cash subscription fee from FWD Group Limited of approximately US$6.8 million; and (iii) US$0.6 million worth of 2022 Convertible Notes to Mr. Kraft. On October 14, 2022, CGCL executed an amended and restated deed poll constituting up to US$50,000,000 of fixed rate unsecured convertible loan notes 2026 and PIK notes, pursuant to which all 2022 Convertible Notes in the amount of US$38.59 million (including principal and accrued interest) were converted into 15,488,498 CGCL Preference Shares. As a result, 2,260,271, 5,348,937 and 251,083 CGCL Preference Shares were issued to E Capital (Select) Limited, Enterprise Innovation Holdings Limited, which holds over 10% of the voting power of CGCL, and Mr. Kraft, respectively.

On October 14, 2022, CGCL executed a deed poll constituting up to US$20,000,000 of fixed rate unsecured loan notes, bearing a PIK interest rate of 25% per annum (together with any PIK notes, the “Loan Notes”), which provides that the Loan Notes shall not be prepaid except if it is or becomes unlawful for the Loan Notes to be outstanding (as confirmed by a written legal opinion from reputable outside legal counsel to CGCL), and entered into a loan note purchase agreement (the “Loan Note Purchase Agreement”) with PMIL and Enterprise Innovation Holdings Limited to raise funds for its working capital and general corporate purposes. Pursuant to the Loan Note Purchase Agreement dated as of October 14, 2022, CGCL issued 11.4 million of Loan Notes to PMIL and 5.0 million of Loan Notes to Enterprise Innovation Holdings Limited, at a price of US$1.0 per Loan Note (equivalent to US$16.4 million in total), as well as 12,823,301 and 6,527,295 CGCL Class C Warrants to PMIL and Enterprise Innovation Holdings Limited, respectively (equivalent to 19,350,596 CGCL Class C Warrants in total), for no consideration. The CGCL Class C Warrants are exercisable for CGCL Class C Ordinary Shares at a one-to-one ratio within five years from the date of issuance. The deed poll sets forth, among other things, the interest, repayment, redemption and default terms of the Loan Notes, including but not limited to:

•

interest on the Loan Notes is due on each of the first, second, third, fourth and fifth one-year anniversaries of the issuance date of the Loan Notes by issuance of PIK notes in the same form as the Loan Notes;

•	the Loan Notes shall not be prepaid except if it is or becomes unlawful for the Loan Notes to be outstanding (as confirmed by a written legal opinion from reputable outside legal counsel to CGCL);

•

the Loan Notes shall be redeemed by CGCL on the date that is five years after the date of the deed poll (or such later date agreed in writing by CGCL, PMIL, Enterprise Innovation Holdings Limited and/or certain of its affiliates (the “Major Noteholders”)). Following the delivery from the noteholder of the Certificate for the Note for cancellation and against a receipt (if CGCL so requires) for the moneys payable in respect of the Loan Note, CGCL shall pay the noteholder moneys payable in respect of the Loan Note due to the noteholder on the due date for redemption, not less than 3 business days prior to the redemption date;

•

on and at any time after the occurrence of an event of default that has not been waived, the Major Noteholders may by written notice to CGCL declare the Loan Notes immediately due and payable, in which case CGCL will be required to pay to each noteholder, in U.S. dollars, an amount equal to the aggregate principal amount of the outstanding Loan Notes (including the PIK notes) held by such noteholder and any accrued but unpaid interest. Such events of default include: (i) an Insolvency Event (as defined in the deed poll, as amended); (ii) a material breach by CGCL of any provision of the Loan Note Purchase Agreement and the deed poll, each as amended, that is not capable of remedy or is not cured within the prescribed timeframe; the failure of CGCL or certain of its subsidiaries to settle certain types of indebtedness when due or within any originally applicable grace period, unless the amount of indebtedness is less than US$5.0 million; (iii) the MoneyHero Group (taken as a whole) ceases to carry on all, or substantially all, of its business; (iv) CGCL’s failure to pay on the due date any amount payable pursuant to the Loan Note Purchase Agreement or the deed poll, each as amended, in the manner and at the place and in the currency in which it is expressed to be payable; and (v) the occurrence of any event or circumstance that has a Material Adverse Effect (as defined in the deed poll, as amended).

Also on October 14, 2022 and in connection with the issuance of the Loan Notes to PMIL, CGCL entered into a subscription agreement with PMIL, pursuant to which it issued 2,058,932 CGCL Class B Ordinary Shares to PMIL for no consideration.

In addition, PMIL was granted the Existing Call Option on October 14, 2022 (as further defined and described below).

On December 21, 2022, CGCL executed a supplemental deed in relation to the deed poll dated October 14, 2022 amending the limit of the aggregate principal amount of the fixed rate unsecured loan notes to

US$23,000,000 and entered into an amendment to the Loan Note Purchase Agreement, pursuant to which it issued an aggregate of 5,997,271 Loan Notes to additional purchasers at a price of US$1.0 per Loan Note and an aggregate of 7,829,194 CGCL Class C Warrants to these purchasers for no consideration, including (i) 100,000 Loan Notes and 130,546 CGCL Class C Warrants to Mr. Kraft, (ii) 100,000 Loan Notes and 130,546 CGCL Class C Warrants to Prashant Aggarwal, the Chief Executive Officer of the MoneyHero Group, and (iii) 800,000 Loan Notes and 1,044,367 CGCL Class C Warrants to E Capital (Select) Limited. In 2022, we accrued interest on the Loan Notes of approximately US$0.8 million. As of December 31, 2022, CGCL had an aggregate of US$23.1 million in borrowings from the issuance of the Loan Notes, which comprised three components: (i) a liability component of US$8.7 million, (ii) a derivative component for option for additional subscription of US$2.8 million, and (iii) warrant liabilities of CGCL Class C Warrants of US$11.6 million.

On May 25, 2023, CGCL executed a second supplemental deed in relation to the aforementioned deed poll, amending the prepayment terms to the following: (i) CGCL shall prepay the Loan Notes in accordance with the terms of the deed poll if it is or becomes unlawful for the Loan Notes to remain outstanding, as confirmed by a written legal opinion from reputable outside legal counsel to CGCL; and (ii) CGCL may, with sufficient advance written notice required under the deed poll (a “Prepayment Notice”), repay all or any outstanding notes on the date specified in the Prepayment Notice, provided that, if all outstanding notes are not being prepaid pursuant to a Prepayment Notice, then any prepayment being made pursuant to that Prepayment Notice shall be applied pro rata among the noteholders.

It is not currently contemplated that the Loan Notes will be assumed by PubCo. For additional information on the estimated beneficial ownership of E Capital (Select) Limited, Enterprise and Innovation Holdings Limited, PMIL, Mr. Kraft and Mr. Aggarwal in PubCo, see “Beneficial Ownership of Securities.”

Other Transactions with FWD Parties

In addition to the transactions described above, certain of our subsidiaries in Singapore and Hong Kong have entered into service agreements with FWD Singapore Pte Ltd, FWD General Insurance Company Limited and FWD Financial Limited for displaying certain of their products on our platforms, facilitating the purchase of such products by our users, and providing certain advertising services and insurance brokerage services to these entities. Mr. Li, who beneficially owns over 10% of the voting power of CGCL, has significant influence over these FWD entities. During 2020, 2021 and 2022, revenues generated from these entities were US$0.09 million, US$0.1 million and US$0.3 million, respectively. As of December 31, 2022, trade receivables from the FWD Parties were approximately US$45,295.

Other Transactions with PMIL and PCCW-HKT Telephone Limited

In addition to the transactions described above, on October 14, 2022, CGCL entered into a fifth amended and restated shareholders agreement with its then existing shareholders, as amended on April 14, 2023 (the “CGCL Shareholder Agreement”), pursuant to which, among other things, CGCL granted PMIL the Existing Call Option. Under the Existing Call Option, PMIL can subscribe for additional Loan Notes from CGCL for an aggregate purchase price of $5,000,000 together with warrants to subscribe for 6,527,933 CGCL Class C Ordinary Shares at the exercise price of $0.0001 per warrant (at the ratio of 3.253 warrants per $2.4916 of the loan notes purchased).

Pursuant to the CGCL Shareholder Agreement, the Existing Call Option, along with most other provisions of the CGCL Shareholder Agreement, will terminate upon the earlier of: (i) the Closing, (ii) liquidation, winding up or dissolution of CGCL, or (iii) when, as a result of transfers of shares made in accordance with the CGCL Shareholder Agreement, only one person (or one person and the affiliates of such person) remains as the legal and beneficial owner of the shares of CGCL.

On May 25, 2023, concurrently with the execution of the Business Combination Agreement, PubCo and PMIL entered into the PubCo Call Option Agreement, pursuant to which PubCo granted PMIL the right, for the period commencing from the Acquisition Effective Time and ending on December 23, 2025, to (i) subscribe from PubCo for Call Option Notes, to the extent PMIL has not fully exercised the Existing Call Option prior to the Acquisition Effective Time, for up to an aggregate principal amount corresponding to the unexercised portion of the Existing Call Option as of immediately prior to the Acquisition Effective Time (the “Call Option Notes”); and (ii) receive such number of PubCo Class A Ordinary Shares at ratio of 0.999361 shares per US$2.4916 of the Call Option Notes purchased.

The Call Option Notes will bear interest at the rate of 25% per annum and are expected to have substantially the same terms as the Loan Notes. Interests will be due on each of the first, second, third and fourth one-year anniversaries of the date of a deed poll constituting the Call Option Notes to be executed by PubCo in substantially the form as annex A to the PubCo Call Option Agreement and on October 14, 2027 (or such later date that is agreed, in writing, by CGCL and PMIL) (the “Call Option Redemption Date”) by issuance of PIK notes in the same form as the Call Option Notes, and the Call Option Notes shall be redeemed by PubCo on the Call Option Redemption Date.

In addition, on February 15, 2023, CAG Regional Limited, one of our Hong Kong subsidiaries, entered into an office lease agreement with PCCW-HKT Telephone Limited, an entity affiliated with Mr. Li. The lease expires on February 14, 2025, and the rent is HK$179,014.50 per month (exclusive of rates, air-conditioning and management charges and all other outgoings of non-capital capture in connection with the premise), which is payable monthly.

DESCRIPTION OF PUBCO SECURITIES

In this section, unless the context otherwise requires, the terms “we,” “our” and “us” refer to PubCo following Closing.

PubCo is a Cayman Islands exempted company (company number 398798) and its affairs upon Closing will be governed by the Amended PubCo Articles, the Cayman Companies Act and the common law of the Cayman Islands. Under the Amended PubCo Articles, the authorized share capital of PubCo is US$50,000 divided into 440,000,000 PubCo Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 50,000,000 PubCo Class B Ordinary Shares of a nominal or par value of US$0.0001 each, and 10,000,000 PubCo Preference Shares of a nominal or par value of US$0.0001 each.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. As of the date of this proxy statement/prospectus, there are two PubCo ordinary shares issued and outstanding.

Ordinary Shares and Preference Shares

The following description of the material terms of the securities of PubCo following the Closing includes a summary of specified provisions of the Amended PubCo Articles that will be in effect upon Closing. This description is qualified by reference to the Amended PubCo Articles, as will be in effect upon Closing, substantially in the form attached to this proxy statement/prospectus as Annex B and incorporated in this proxy statement/prospectus by reference.

General

PubCo Preference Shares have the rights described below except as otherwise provided in the Amended PubCo Articles, the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares have the same rights except for voting and conversion rights. PubCo Class B Ordinary Shares shall only be held by Sponsor, Daniel Wong and Steven Teichman and their respective Affiliates (as defined in the Amended PubCo Articles). Other than in connection with share subdivisions, consolidations or similar transactions, PubCo shall not issue any additional PubCo Class B Ordinary Shares.

Dividends

Subject to any rights and restrictions for the time being attached to any PubCo Shares, or as otherwise provided for in the Cayman Companies Act and the Amended PubCo Articles, the payment of cash dividends in the future, if any, will be at the discretion of PubCo’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, PubCo’s overall financial condition, available distributable reserves and any other factors deemed relevant by PubCo’s board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in PubCo being unable to pay its debts as they fall due in the ordinary course of its business.

Even if PubCo’s board of directors decides to pay dividends, the form, frequency and amount will depend upon PubCo’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that PubCo’s board of directors may deem relevant. In addition, PubCo is a holding company and depends on the receipt of dividends and other distributions from its subsidiaries to pay dividends on PubCo Shares. When making recommendations on the timing, amount and form of future dividends, if any, PubCo’s board of directors will consider, among other things:

•	PubCo’s results of operations and cash flow;

•	PubCo’s expected financial performance and working capital needs;

•	PubCo’s future prospects;

•	PubCo’s capital expenditures and other investment and growth plans;

•	dividend yields of comparable companies globally;

•	restrictions on payment of dividend that may be imposed on us by financing arrangements;

•	statutory restrictions on the payment of dividends; and

•	general economic and business conditions.

If any dividends or other distributions are declared or paid in cash or other assets (except dividends or other distributions payable in PubCo Class A Ordinary Shares) by the PubCo Board or PubCo on PubCo Class A Ordinary Shares pursuant to the Amended PubCo Articles, each holder of PubCo Preference Shares shall be entitled to, with respect to all PubCo Preference Shares held by such holder, such amount of dividends or other distributions that such holder would receive had such holder converted all its PubCo Preference Shares into the applicable number of PubCo Class A Ordinary Shares immediately prior to the record date for the determination of the holders entitled to such dividends or distributions.

PubCo is a holding company and it depends on the receipt of dividends and other distributions from its subsidiaries to pay dividends on PubCo Shares. For a more detailed description on potential restrictions on its subsidiaries’ ability to pay dividends or make other distributions to PubCo, see the section titled “Regulatory Overview” included elsewhere in this proxy statement/prospectus.

Conversion

Each PubCo Class B Ordinary Share is convertible into an equal number of PubCo Class A Ordinary Share at any time at the option of the holder thereof (as adjusted for share subdivisions, share consolidations and similar transactions after the date of the Acquisition Closing).

Any number of PubCo Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of PubCo Class A Ordinary Share in accordance with the Amended PubCo Articles (as adjusted for share subdivisions, share consolidations and similar transactions after the date of the Acquisition Closing) upon the occurrence of any of the following: (i) any direct or indirect sale, transfer, assignment or disposition of such PubCo Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such PubCo Class B Ordinary Shares through voting proxy or otherwise, in each case, to another person that is not an Affiliate of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of PubCo Class B Ordinary Shares that is an entity to any person that is not an Affiliate of the such holder.

In addition, each PubCo Class B Ordinary Share shall be automatically and immediately converted into one PubCo Class A Ordinary Share (as adjusted for share subdivisions, consolidations and similar transactions after the date of Acquisition Closing) (i) at any time upon the holders of at least two-thirds of the issued PubCo Class B Ordinary Shares voting for or consenting to such conversion; or (ii) upon Mr. Li or any of his Affiliates ceasing to be the ultimate direct or indirect beneficial owner of any issued and outstanding PubCo Class B Ordinary Shares.

Any conversion of PubCo Class B Ordinary Shares into PubCo Class A Ordinary Shares pursuant to the Amended PubCo Articles shall be effected by means of the automatic acquisition and cancellation by PubCo of each relevant PubCo Class B Ordinary Share and the immediate issuance of a PubCo Class A Ordinary Share.

PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances.

At any time and from time to time after the Closing Date, any holder of PubCo Preference Shares shall have the right by written election to PubCo to convert all or any portion of the issued and outstanding PubCo Preference Shares held by such holder into such number of PubCo Class A Ordinary Shares as determined by dividing (a) the product of (x) the number of Preference Shares elected for conversion by such holder multiplied by (y) US$8.110360 per PubCo Preference Share (the “Deemed Subscription Price”), by (b) US$8.110360 per PubCo Class A Ordinary Share, as adjusted from and after Closing in accordance with the Amended PubCo Articles (the “Conversion Price”) in effect immediately prior to such conversion.

Voting Rights

Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to a poll vote at general meetings of PubCo, and each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to a poll vote at general meetings of PubCo, and each PubCo Preference Share shall entitle the holder thereof to a number of votes equal to the number of PubCo Class A Ordinary Shares (rounded down to the nearest whole number) into which such PubCo Preference Share is convertible pursuant to the Amended PubCo Articles. Our PubCo Class A Ordinary Shares, PubCo Class B Ordinary Shares and PubCo Preference Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in the Amended PubCo Articles.

No shareholder shall be entitled to vote at any general meeting of PubCo unless all calls, if any, or other sums presently payable by him in respect of shares carrying the right to vote held by him have been paid. On a poll, votes may be given either personally or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution is required to:

•	amend the Amended PubCo Articles;

•	register PubCo by way of continuation in a jurisdiction outside the Cayman Islands;

•	merge or consolidate PubCo by way of a Cayman Islands statutory merger or consolidation;

•	reduce PubCo’s share capital or any capital redemption reserve in any manner authorized by law;

•	change PubCo’s name;

•	appoint an inspector to examine the affairs of PubCo;

•	recall a liquidation of PubCo; or

•	wind up PubCo voluntarily (provided that, if PubCo is unable to pay its debts as they fall due, it may be wound up voluntarily by an ordinary resolution of the shareholders).

Liquidation

In the event of any liquidation, the holders of PubCo Preference Shares then issued and outstanding shall, with respect to each PubCo Preference Share held by such holder, be entitled to receive, prior to any distribution to the holders of the PubCo Class A Ordinary Shares, PubCo Class B Ordinary Shares or any other class or series of Shares, such liquidation preference in an amount equal to the higher of (a) the Deemed Subscription Price, as adjusted for share dividends, share splits, share combinations, recapitalizations or similar events, plus all accrued or declared but unpaid dividends thereon (if any) and (b) the aggregate value that such holder would have received with respect to such PubCo Preference Share had all holders of PubCo Preference Shares, immediately prior to PubCo’s liquidation, converted all PubCo Preference Shares then issued and outstanding into PubCo Class A Ordinary Shares at the Conversion Price (the aggregate amount of such liquidation preference with respect to all PubCo Preference Shares is referred to as the “Preference Amount”). If upon any liquidation the remaining assets of PubCo available for distribution to the Shareholders shall be insufficient to pay the holders of the PubCo Preference Shares the full Preference Amount, (a) the holders of the PubCo Preference Shares shall share ratably in any distribution of the remaining assets and funds of PubCo in proportion to the respective full Preference Amount that would otherwise be payable to each holder in respect of such holder’s PubCo Preference Shares upon such liquidation if all amounts payable on or with respect to such PubCo Preference Shares were paid in full, and (b) PubCo shall not make or agree to make, or set aside for the benefit of the holders of PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares, any payments to the holders of PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares.

Subject to any Preference Amount to which holders of the PubCo Preference Shares are entitled, if PubCo is wound up, the liquidator may, (i) with the sanction of an ordinary resolution, divide among shareholders in specie or kind the whole or any part of the assets of PubCo, and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as among the shareholders or different classes of shares; and (ii) with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, provided that no shareholder shall be compelled to accept any assets whereon there is any liability.

Subject to any Preference Amount to which holders of the PubCo Preference Shares are entitled, if PubCo is wound up and its assets available for distribution among its shareholders are insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the PubCo Shares held by them. If in a winding up the assets available for distribution among PubCo’s shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among the shareholders in proportion to the par value of PubCo Shares (on an as converted to PubCo Class A Ordinary Shares basis) held by them at the commencement of the winding up, subject to a deduction from those PubCo Shares in respect of which there are monies due of all monies payable to PubCo for unpaid calls or otherwise.

Transfers of Shares

Subject to the restrictions contained in the Amended PubCo Articles and the rules or regulations of the Designated Stock Exchange (as defined in the Amended PubCo Articles) or any relevant securities laws, any PubCo shareholder may transfer all or any of its PubCo Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by PubCo’s directors.

Subject to the rules of any Designated Stock Exchange and to any rights and restrictions for the time being attached to any PubCo Share, the PubCo directors shall not unreasonably decline to register any transfer of PubCo Shares, and shall upon making any decision to decline to register any transfer of PubCo Shares assign an appropriate reason therefor. If the PubCo directors refuse to register a transfer of any PubCo Share, PubCo’s Secretary (as defined in the Amended PubCo Articles) shall, within two months after the date on which the transfer request was lodged with PubCo, send to the transferor and transferee notice of the refusal, including the relevant reason for such refusal. In this context, it shall not be unreasonable for the PubCo directors to decline to register any transfer of a PubCo Share if such transfer would breach or cause a breach of (i) the rules of any Designated Stock Exchange on which the PubCo Ordinary Shares may be listed; or (ii) applicable law or regulation at such times and for such periods as the PubCo directors may from time to time determine.

No holder of PubCo Preference Shares may, without the prior written consent of PubCo, sell, transfer, tender, pledge, assign or otherwise dispose of, directly or indirectly, any of the PubCo Preference Shares held by such holder.

Calls on Shares and Forfeiture of Shares

PubCo’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their PubCo Shares. Any PubCo Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption and Repurchase of Shares

Subject to the provisions of the Cayman Companies Act, PubCo may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or PubCo. The redemption of such shares will be effected in such manner and upon such other terms as PubCo’s directors determine before the issue of the shares. PubCo may also purchase its own shares (including any redeemable shares) on such terms and in such manner as the directors may determine and agree with the relevant shareholder(s).

Warrants

PubCo Public Warrants and PubCo Sponsor Warrants

PubCo has entered into the Assignment, Assumption and Amendment Agreement, pursuant to which each Bridgetown Warrant outstanding immediately prior to Closing will cease to be a warrant with respect to Bridgetown Class A Ordinary Shares and be assumed by PubCo and converted into a warrant of PubCo entitling the holder thereof to purchase one PubCo Class A Ordinary Share upon exercise. Each PubCo Public Warrant and PubCo Sponsor Warrant will otherwise continue to have and be subject to substantially the same terms and conditions as were applicable to such Bridgetown Warrant immediately prior to Closing.

Each whole warrant entitles the registered holder to purchase one PubCo Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after Closing, provided that no warrants will be exercisable for cash unless we have an effective and current registration statement covering the PubCo Class A Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to such PubCo Class A Ordinary Shares. In addition, we will not be obligated to issue any shares to holders seeking to exercise their PubCo Public Warrants or PubCo Sponsor Warrants, unless the issuance of the shares upon such exercise is registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the exercising holder. Holders of these warrants may exercise their warrants only for a whole number of PubCo Class A Ordinary Shares. The PubCo Sponsor Warrants may also be exercised on a cashless basis so long as they are held by the Sponsor or any of its Permitted Transferees (as defined in the Existing Warrant Agreement). We may, at our option, require holders who exercise PubCo Public Warrants to exercise such warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (i) if our PubCo Class A Ordinary Shares are at the time of the warrant exercise not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act or (ii) in connection with the redemption of the warrants, as described below.

PubCo Public Warrants and PubCo Sponsor Warrants will expire five years after Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised (or on a cashless basis, if applicable). The warrant holders do not have the rights or privileges of holders of PubCo Class A Ordinary Shares and any voting rights until they exercise their warrants and receive PubCo Class A Ordinary Shares.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of PubCo Class A Ordinary Shares to be issued to the warrant holder.

We have agreed that as soon as practicable, but in no event later than 15 business days after Closing, we will use our best efforts to file, and within 60 business days following our initial business combination to have declared effective, a registration statement covering the PubCo Class A Ordinary Shares issuable upon exercise of the warrants. We will use our best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants. Notwithstanding the foregoing, if a registration statement covering the PubCo Class A Ordinary Shares issuable upon exercise of the warrants is not effective within a specified period following Closing, holders of PubCo Public Warrants may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the PubCo Public Warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last sale price of the PubCo Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are issued and outstanding and the dilutive effect on our shareholders. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of PubCo Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of PubCo Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the PubCo Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The PubCo Sponsor Warrants are not redeemable by us so long as they are held by the Sponsor or any of its Permitted Transferees (as defined in the Existing Warrant Agreement).

A holder of a PubCo Public Warrant or PubCo Sponsor Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the PubCo Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

If the number of issued and outstanding PubCo Class A Ordinary Shares is increased by a capitalization payable in PubCo Class A Ordinary Shares, or by a subdivision of PubCo Class A Ordinary Shares or other similar events, then, on the effective date of such capitalization, subdivision or similar event, the number of PubCo Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding PubCo Class A Ordinary Shares. A rights offering to holders of PubCo Class A Ordinary Shares entitling holders to purchase PubCo Class A Ordinary Shares at a price less than the fair market value will be deemed a capitalization of a number of PubCo Class A Ordinary Shares equal to the product of (i) the number of PubCo Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for PubCo Class A Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per PubCo Class A Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for PubCo Class A Ordinary Shares, in determining the price payable for PubCo Class A Ordinary Shares, any consideration received for such rights will be taken into account, as well as any additional amount payable upon exercise or conversion, and (ii) “fair market value” means the volume weighted average price of PubCo Class A Ordinary Shares as reported during the ten trading day period ending on the trading day prior to the first date on which the PubCo Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are issued and outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of PubCo Class A Ordinary Shares on account of such PubCo Class A Ordinary Shares, other than in the circumstances set forth in the Assignment, Assumption and Amendment Agreement, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each PubCo Class A Ordinary Share in respect of such event.

If the number of issued and outstanding PubCo Class A Ordinary Shares is decreased by a consolidation, combination or reclassification of PubCo Class A Ordinary Shares or other similar events, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of PubCo Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding PubCo Class A Ordinary Shares.

Whenever the number of PubCo Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of PubCo Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of PubCo Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding PubCo Class A Ordinary Shares (other than those described above or that solely affects the par value of such PubCo Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another entity or conversion of us as another entity (other than a consolidation or merger in which we are the continuing corporation and we are not a subsidiary of another entity whose shareholders did not own all or substantially all of the PubCo Class A Ordinary Shares in substantially the same proportions immediately before such transaction and that does not result in any reclassification or reorganization of our issued and outstanding PubCo Class A Ordinary Shares), or in the case of any sale or conveyance to another entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are liquidated or dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of our PubCo Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding PubCo Class A Ordinary Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, or accepted such offer and all of the PubCo Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Assignment, Assumption and Amendment Agreement. Additionally, if less than 70% of the consideration receivable by the holders of PubCo Class A Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Assignment, Assumption and Amendment Agreement.

The Assignment, Assumption and Amendment Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then issued and outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Assignment, Assumption and Amendment Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Assignment, Assumption and Amendment Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

PubCo Class A Warrants

On October 14, 2022, CGCL executed a deed poll in respect of the issuance of warrants to certain holders to subscribe for its Class A Ordinary Shares (the “CGCL Class A Warrants,” and such deed, the “Initial Class A Warrant Instrument”). As of the date of this proxy statement/prospectus, an aggregate of 20,067,574 CGCL Class A Warrants are outstanding, comprising 12,040,542 CGCL Class A-1 Warrants, 4,013,516 CGCL Class A-2 Warrants and 4,013,516 CGCL Class A-3 Warrants.

Pursuant to the CGCL Class A Warrant Supplemental Deed), each CGCL Class A Warrant outstanding immediately prior to the Acquisition Effective Time will be assumed by PubCo and converted into a PubCo Class A Warrant at the Acquisition Effective Time. At the Acquisition Effective Time, PubCo also will execute the PubCo Class A Warrant Instrument. Upon issuance of the PubCo Class A Warrants pursuant to the terms of the PubCo Class A Warrant Instrument and the Business Combination Agreement, CGCL Class A Warrants, the Initial Class A Warrant Instrument and the Class A Warrant Supplemental Deed will be canceled, terminated and be of no further force or effect.

Pursuant to the PubCo Class A Warrant Instrument, during the period commencing on the issuance date of such warrants and ending on October 14, 2027 (both dates inclusive), a warrantholder has the right to convert all or part of such warrants held by it into PubCo Class A Ordinary Shares at the rate of 0.307212 PubCo Class A Ordinary Share for each warrant, subject to adjustment, at an exercise price of US$2.9899 per warrant for Class A-1 holders, US$5.9798 per warrant for Class A-2 holders and US$8.9697 per warrant for Class A-3 holders.

If, during the exercise period, an order is made or an effective resolution is passed for the winding-up or dissolution of PubCo (except for the purpose of implementing a reconstruction, amalgamation or scheme of arrangement on terms previously sanctioned by a special resolution), each holder of the PubCo Class A Warrant will be treated as if, immediately before the date of such order or resolution, such warrantholder had exercised all of its PubCo Class A Warrants and will be entitled to receive out of the assets that would otherwise be available in the liquidation such sum (if any) as such warrantholder would have received had such warrantholder been the holder of the PubCo Class A Ordinary Shares to which such warrantholder would have become entitled by virtue of such exercise, after deducting from such sum an amount equal to the exercise price that would have been payable upon such exercise.

Holders of the PubCo Class A Warrants may not assign or transfer any rights or obligations under such warrants without the prior written consent of PubCo, except if such warrants are assigned or transferred to an affiliate of such warrantholder that falls within the scope of permitted transferees set forth in the PubCo Class A Warrant Instrument.

The rights attached to the PubCo Class A Warrants may from time to time be altered or abrogated with the consent of a majority of the holders of not less than 75% of the PubCo Class A Warrants by an instrument by way of a deed poll executed by PubCo and expressed to be supplemental to the PubCo Class A Warrant Instrument. Modifications to the PubCo Class A Warrant Instrument that are of a formal, minor or technical nature, or made to correct a manifest error, may be effected by an instrument by way of deed poll executed by PubCo and expressed to be supplemental to the PubCo Class A Warrant Instrument.

PubCo Class C-1 Warrants and PubCo Class C-2 Warrants

On October 14, 2022, CGCL executed a deed poll in respect of the issuance of warrants to certain holders to subscribe for its CGCL Class C Warrants (which, together with a supplemental deed dated December 23, 2022, are collectively referred to herein as the “Initial Class C Warrant Instrument”). As of the date of this proxy statement/prospectus, an aggregate of 27,179,790 CGCL Class C Warrants are outstanding. Pursuant to the CGCL Class C Warrant Supplemental Deed:

•

each CGCL Class C Warrant held by holders other than PMIL and Enterprise Innovation Holdings Limited and outstanding immediately prior to the Acquisition Effective Time will be automatically exercised for one CGCL Class C Ordinary Share immediately prior to the Acquisition Effective Time;

•

each CGCL Class C Warrant held by PMIL and outstanding immediately prior to the Acquisition Effective Time will (i) be automatically exercised for CGCL Class C Ordinary Shares immediately prior to the Acquisition Effective Time at a ratio of 0.307212 if PMIL has obtained all necessary approvals, consents and authorizations from the Monetary Authority of Singapore in accordance with section 87(2) of the Insurance Act 1966 for PMIL to obtain “effective control” (within the meaning of section 87(3) of the Insurance Act 1966) of SingSaver Insurance Brokers Pte. Ltd. and all such approvals, consents and authorizations has not been subsequently revoked or withdrawn prior to the Acquisition Effective Time (the “MAS Warrant Condition”), or (ii) be automatically terminated and replaced by one PubCo Class C-1 Warrant at the Acquisition Effective Time if the MAS Warrant Condition has not been satisfied prior to the Acquisition Effective Time; and

•

each CGCL Class C Warrant held by Enterprise Innovation Holdings Limited and outstanding immediately prior to the Acquisition Effective Time shall be automatically terminated and replaced by one PubCo Class C-2 Warrant at the Acquisition Effective Time.

At the Acquisition Effective Time, PubCo will execute the PubCo Class C-1 Warrant Instrument and the PubCo Class C-2 Warrant Instrument. Upon issuance of the PubCo Class C-1 Warrants and PubCo Class C-2 Warrants pursuant to the terms of the PubCo Class C-1 Warrant Instrument, the PubCo Class C-2 Warrant Instrument and the Business Combination Agreement, CGCL Class C Warrants, the Initial Class C Warrant Instrument and the Class C Warrant Supplemental Deed will be canceled, terminated and be of no further force or effect.

Pursuant to the PubCo Class C-1 Warrant Instrument, during the period commencing on the issuance date of such warrants and ending on October 14, 2027 (both dates inclusive), a warrantholder has the right to convert all or part of the warrants held by it into PubCo Class A Ordinary Shares at the rate of 0.307212 PubCo Class A Ordinary Shares per warrant, subject to adjustment (the “PubCo Class C-1 Warrant Exercise Ratio”). To the extent a warrantholder will not obtain effective control of SingSaver Insurance Brokers Pte. Ltd. within the meaning of section 87(3) of the Insurance Act 1966 upon exercise of all of the PubCo Class C-1 Warrants held by it, all of the PubCo Class C-1 Warrants held by such warrantholder will, as soon as practicable after the Acquisition Effective Time, automatically (without any act on the part of such warrantholder) be exercised and converted into a number of PubCo Class A Ordinary Shares equal to the product of (x) the number of PubCo Class C-1 Warrant exercised pursuant to this provision multiplied by (y) the PubCo Class C-1 Warrant Exercise Ratio. To the extent a warrantholder has not exercised all of its PubCo Class C-1 Warrants, it shall notify PubCo in writing as soon as practicable after (i) each of PMIL, each Person that holds, directly or indirectly, 20% or more of PMIL’s issued share capital, and each person that controls, directly or indirectly, 20% or more of PMIL’s voting power having obtained all necessary approvals, consents and authorizations from the MAS in accordance with section 87(2) of the Insurance Act 1966 for each of the aforementioned entity to obtain effective control of SingSaver Insurance Brokers Pte. Ltd. within the meaning of section 87(3) of the Insurance Act 1966, and all such approvals, consents and authorizations not having been subsequently revoked or withdrawn or (ii) such approvals, consents and authorizations from the MAS cease to be applicable to the warrantholder (the “Satisfaction Notice”), and, as soon as practicable after PubCo’s receipt of a Satisfaction Notice, all of the outstanding PubCo Class C-1 Warrants held by the warrantholder issuing such Satisfaction Notice will automatically be exercised and converted into a number of PubCo Class A Ordinary Shares equal to the product of (x) the number of PubCo Class C-1 Warrants exercised pursuant to this provision multiplied by (y) the PubCo Class C-1 Warrant Exercise Ratio.

Pursuant to the PubCo Class C-2 Warrant Instrument, during the period commencing on the issuance date of such warrants and ending on December 23, 2027 (both dates inclusive), a warrantholder has the right to convert all or part of the warrants held by it into PubCo Class A Ordinary Shares at the rate of 0.307212 PubCo Class A Ordinary Share for each warrant, subject to adjustment.

If, during the exercise period, an order is made or an effective resolution is passed for the winding-up or dissolution of PubCo (except for the purpose of implementing a reconstruction, amalgamation or scheme of arrangement on terms previously sanctioned by a special resolution), each holder of the PubCo Class C-1 Warrants or PubCo Class C-2 Warrants will be treated as if, immediately before the date of such order or resolution, such warrantholder had exercised all of its warrants and will be entitled to receive out of the assets that would otherwise be available in the liquidation such sum (if any) as such warrantholder would have received had such warrantholder been the holder of the PubCo Class A Ordinary Shares to which such warrantholder would have become entitled by virtue of such exercise.

Other than the above, PubCo Class C-1 Warrants and PubCo Class C-2 Warrants have the same terms as the PubCo Class A-1 Warrants.

Differences in Company Law

Cayman Islands companies are governed by the Cayman Companies Act. The Cayman Companies Act is modeled on English Law but does not follow recent English Law statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances, the Cayman Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that such merger or consolidation is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (i) a special resolution (at least a majority of two thirds of the voting shares voted at a general meeting) of the shareholders of each company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar of Companies of the Cayman Islands is satisfied that the requirements of the Cayman Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies of the Cayman Islands will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or existing under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in paragraph (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value, and if the company and the shareholder agree to the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree to a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value, and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, and schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement, the procedures are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Following amendments to the Companies Act that became effective on August 31, 2022, the majority-in-number “headcount test” in relation to the approval of shareholders’ schemes of arrangement has been abolished. Section 86(2A) of the Companies Act provides that, if 75% in value of the shareholders (or class of shareholders) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all shareholders (or class of shareholders) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (among other things) the convening of the meetings of creditors or shareholders (or classes of them, as applicable). While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-Out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands courts, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders Suits

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, PubCo will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) PubCo’s officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the company’s authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Special Considerations for Exempted Companies

PubCo is an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company, except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Amended PubCo Articles permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such liability (if any) arises from dishonesty, wilful default or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, PubCo intends to enter into indemnification agreements with PubCo’s directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in the Amended PubCo Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PubCo’s directors, officers or persons controlling us under the foregoing provisions, PubCo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Amended PubCo Articles

Some provisions of the Amended PubCo Articles may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that restrict the requisition of general meetings by shareholders holding less than 7.5% of the paid up voting share capital of PubCo (as more fully described below).

Such provisions could be applied to delay or prevent a change in control of PubCo or make removal of management more difficult. This may cause the price of PubCo’s securities to fall.

However, under Cayman Islands law, PubCo’s directors may only exercise the rights and powers granted to them under the Amended PubCo Articles for a proper purpose and for what they believe in good faith to be in the best interests of PubCo.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

General Meetings of Shareholders

As a Cayman Islands exempted company, PubCo is not obliged by law to call shareholders’ annual general meetings. The PubCo directors may also convene a general meeting at such time and place as they may determine.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Amended PubCo Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended PubCo Articles permit PubCo’s shareholders together holding at least 7.5% of PubCo’s paid up voting share capital to requisition a general meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Amended PubCo Articles do not provide for cumulative voting. As a result, PubCo’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Amended PubCo Articles, the removal of a director by ordinary resolution may be for any reason and need not be for cause.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute under its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either a business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, PubCo cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding-Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. For more details related to PubCo, see “—Ordinary Shares and Preference Shares—Liquidation.”

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under the Amended PubCo Articles, whenever PubCo’s share capital is divided into different classes (and as otherwise determined by the Directors in accordance with the Amended PubCo Articles) the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, the Amended PubCo Articles may only be amended by a special resolution of the shareholders.

Inspection of Books

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of PubCo’s shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s register of members or PubCo’s corporate records (save for PubCo’s memorandum and articles of association, special resolutions and register of mortgages and charges).

Changes in Capital

PubCo may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•

subdivide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•

cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the share so canceled.

Rights of Nonresident or Foreign Shareholders

There are no limitations imposed by the Amended PubCo Articles on the rights of nonresident or foreign shareholders to hold or exercise voting rights on PubCo’s shares. In addition, there are no provisions in the Amended PubCo Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Federal Forum Provision

The Amended PubCo Articles provide that, unless PubCo consents in writing to the selection of an alternative forum, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, to the fullest extent permitted by applicable law, will be the U.S. federal district courts, regardless of whether such legal suit, action, or proceeding also involves parties other than PubCo.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

This section describes the material differences between the rights of Bridgetown shareholders before the consummation of the Business Combination, and the rights of PubCo shareholders after the Business Combination. These differences in shareholder rights result from the differences between the respective governing documents of Bridgetown and PubCo.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. Bridgetown shareholders are urged to carefully read the relevant provisions of the Amended PubCo Articles that will be in effect as of consummation of the Business Combination (which form is included as Annex B to this proxy statement/prospectus). References in this section to the Amended PubCo Articles are references thereto, as they will not take effect until upon consummation of the Business Combination and may be amended at any time by mutual agreement of Bridgetown and CGCL prior to consummation of the Business Combination or by means of a special resolution of PubCo’s shareholders, or otherwise in accordance with their terms, after the consummation of the Business Combination by amendment. If the Amended PubCo Articles are amended, the below summary may cease to accurately reflect the Amended PubCo Articles as so amended.

Bridgetown	PubCo
Authorized Share Capital

Bridgetown’s authorized share capital is $22,100 divided into 200,000,000 Bridgetown Class A Ordinary Shares of a par value of $0.0001 each, 20,000,000 Bridgetown Class B Ordinary Shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each.	US$50,000 divided into 440,000,000 PubCo Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 50,000,000 PubCo Class B Ordinary Shares of a nominal or par value of US$0.0001 each, and 10,000,000 PubCo Preference Shares of a nominal or par value of US$0.0001 each.

Rights of Shares

Subject to the Bridgetown amended and restated memorandum and articles of association and applicable rules and regulations, the Bridgetown Board may allot, issue, grant options over or otherwise dispose of shares of Bridgetown with or without preferred, deferred or other rights or restrictions to such persons, at such times and on such other terms as the Bridgetown Board thinks proper, provided the Bridgetown Board shall not do any of the foregoing to the extent it may affect the ability of Bridgetown to carry out the conversion of the Bridgetown Class B Ordinary Shares into Bridgetown Class A Ordinary Shares as set out in the Bridgetown amended and restated memorandum and articles of association.

Subject to the rights attached to the PubCo Preference Shares and except as otherwise provided in the Amended PubCo Articles, the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares have the same rights and powers, and rank pari passu (including as to dividends and distributions, and upon the occurrence of any liquidation, dissolution or winding up of PubCo), share ratably and are identical in all respects and as to all matters.

Subject to the Amended PubCo Articles: (i) each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share; each PubCo Class A Ordinary Share shall be entitled to one vote on all matters subject to a vote of the PubCo’s shareholders and each PubCo Class B Ordinary Share shall be entitled to ten votes on all matters subject to a vote of the PubCo’s shareholders.

PubCo Preference Shares will (i) be entitled to liquidation preference upon a liquidation or winding up of PubCo, (ii) be convertible into PubCo Class A Ordinary Shares, subject to terms under the Amended PubCo Articles, (iii) carry voting rights on an

Bridgetown	PubCo
as-converted basis to vote with holders of issued and outstanding PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares as a single class, with respect to any and all matters presented to PubCo shareholders for their action or consideration (iv) be entitled to dividends on an as-converted basis, ranking pari passu with PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares and (v) not transferrable without PubCo’s prior consent.

Number and Qualification of Directors

The Bridgetown Board must consist of not less than one person; provided that such limits in the number of directors may be increased or reduced by ordinary resolution.

Directors will not be required to hold any shares in Bridgetown unless and until such time that Bridgetown in a general meeting fixes a minimum shareholding required to be held by a director.

PubCo’s board of directors shall consist of no more than nine directors unless otherwise determined by PubCo in general meeting. The exact number of directors shall be determined by PubCo’s board of directors.

PubCo directors will not be required to hold any shares in PubCo unless determined otherwise determined by an ordinary resolution of PubCo’s shareholders.

Appointment/Removal of Directors

Prior to the closing of a business combination, Bridgetown may appoint or remove any director by ordinary resolution of the holders of Bridgetown Class B Ordinary Shares.

In addition, the Bridgetown Board may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Bridgetown amended and restated memorandum and articles of association as the maximum number of directors.

The directors shall have power to appoint any person to be a director, either as a result of a casual vacancy or as an additional director, subject to the maximum number of directors.

A director can be appointed, or removed, with or without cause, by an ordinary resolution of PubCo’s shareholders.

Voting

Cumulative Voting

Holders of Bridgetown Shares will not have cumulative voting rights.	Holders of PubCo Shares will not have cumulative voting rights.

Vacancies on the Board of Directors

The office of any director shall be vacated if:

(a)   such director resigns by notice in writing to Bridgetown;

(b)   such director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the Bridgetown Board without special leave of absence from the directors, and the directors pass a resolution that he has by reason of such absence vacated office;

The office of any PubCo director shall be vacated if:

(a)   such director resigns by notice in writing to PubCo;

(b)   such director dies, becomes bankrupt or makes any arrangement or composition with his creditors;

(c)   such director is found to be or becomes of unsound mind;

Bridgetown	PubCo

(c)   such director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(d)   such director is found to be or becomes of unsound mind; or

(e)   all of the other directors (being not less than two in number) determine that such director should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Bridgetown amended and restated memorandum and articles of association or by a resolution in writing signed by all of the other directors.

(d)   such director is removed from office by an ordinary resolution of PubCo’s shareholders; or

(e)   all of the other directors (being not less than two in number) determine that such director should be removed as a director by notice addressed to him at his last known address and signed by such co-directors; or

(f)   such director is removed from office pursuant to any other provision of the Amended PubCo Articles.

Amendment to Articles of Association

Pursuant to the Cayman Companies Act and the Bridgetown amended and restated memorandum and articles of association, the Bridgetown amended and restated memorandum and articles of association may only be amended by a special resolution of the shareholders of Bridgetown; provided that, prior to the closing of a business combination, Article 29.1 (regarding the appointment and removal of directors prior to a business combination) may only be amended by a special resolution of the shareholders passed by at least 90% of such shareholders as, being entitled to do so, vote in person or by proxy at a general meeting or by way of unanimous written resolution.	Pursuant to the Cayman Companies Act and the rights attached to the various classes of PubCo Shares, PubCo may at any time and from time to time by special resolution (being (i) a resolution passed by a majority of not less than two-thirds of such PubCo’s shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of PubCo of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each PubCo’s shareholder is entitled, or (ii) a resolution in writing signed by all PubCo’s shareholders entitled to vote at a general meeting) to alter or amend the Amended PubCo Articles in whole or in part.

Quorum

Shareholders. The holders of a majority of the shares of Bridgetown being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for a general meeting of Bridgetown. If it is proposed that rights attached to any class of shares be varies, the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the relevant class.

Board of Directors. The quorum for the transaction of the business of the Bridgetown directors may be fixed by the Bridgetown directors, and unless so fixed shall be a majority of the Bridgetown directors then in office.

Shareholders. One or more shareholders holding at least a majority of the paid up voting share capital of PubCo present in person or by proxy and entitled to vote at that meeting shall form a quorum at a shareholders’ meeting. If it is proposed that the rights attaching to any class of shares be materially adversely varied or abrogated, the necessary quorum shall be one or more persons at least holding or representing by proxy one-third in nominal or par value amount of the issued shares of the relevant class.

Board of Directors. The quorum for the transaction of the business of the PubCo directors may be fixed by the PubCo directors, and unless so fixed shall be a majority of the PubCo directors then in office.

Bridgetown	PubCo
Shareholder Meetings

General meetings may be called only by:

(a)   the Bridgetown directors;

(b)   the chief executive officer of Bridgetown; or

(c)   the chairman of the Bridgetown board of directors.

Shareholders do not have the ability to call general meetings.

General meetings may be called by:

(a)   the PubCo directors; or

(b)   any shareholder or shareholders entitled to attend and vote at general meetings of PubCo holding at least 7.5% of the paid up voting share capital of PubCo may requisition general meetings.

Notice of Shareholder Meetings

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting; provided that a general meeting of Bridgetown will, whether or not the foregoing notice provisions have been complied with, be deemed to have been duly convened if it is so agreed:

(a)   in the case of an annual general meeting, by all Bridgetown shareholders entitled to attend and vote thereat; and

(b)   in the case of an extraordinary general meeting, by a majority in number of the Bridgetown shareholders having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares of Bridgetown giving that right.

The directors may, whenever they think fit, convene a general meeting of PubCo. At least 14 clear days’ notice in writing counting from the date service must be given of any general meeting of PubCo.

Indemnification, liability insurance of Directors and Officers

Every Bridgetown director and officer (which for the avoidance of doubt, shall not include auditors of Bridgetown), together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of Bridgetown’s assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default.

Bridgetown directors, on behalf of Bridgetown, may purchase and maintain insurance for the benefit of any Bridgetown director or officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to Bridgetown.

The Amended PubCo Articles permit indemnification of PubCo’s directors, secretary, assistant secretary and other officers (but not including PubCo’s auditors) and the personal representatives (each an “Indemnified Person”) of the same against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere.

Bridgetown	PubCo
Dividends

Subject to the Cayman Companies Act and the Bridgetown amended and restated memorandum and articles of association and except as otherwise provided by the rights attached to any shares of Bridgetown, the Bridgetown directors may resolve to pay dividends and other distributions on shares of Bridgetown in issue and authorize payment of the dividends or other distributions out of the funds of Bridgetown lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Bridgetown directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realized or unrealized profits of Bridgetown, out of the share premium account or as otherwise permitted by law. As a matter of Cayman Islands corporate law, a Cayman Islands company may declare and pay a dividend on its shares out of either profit or share premium account, provided always that a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Subject to any rights and restrictions for the time being attached to any shares, or as otherwise provided for in the Cayman Companies Act and the Amended PubCo Articles, the PubCo directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of PubCo lawfully available therefor, and PubCo by ordinary resolution of PubCo’s shareholders may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

The PubCo directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the PubCo directors, either be employed in the business of PubCo or be invested in such investments as the PubCo directors may from time to time think fit.

Winding up

The Bridgetown amended and restated memorandum and articles of association provide that if Bridgetown does not consummate a business combination (as defined in the Bridgetown amended and restated memorandum and articles of association) within twenty-four months after the consummation of Bridgetown’s IPO (or such later time as the Bridgetown shareholders may approve in accordance with the Bridgetown amended and restated memorandum and articles of association), Bridgetown will (i) cease all operations except for the purposes of winding up, (ii) redeem the Bridgetown Class A Ordinary Shares issued in Bridgetown’s IPO for a redemption price equal to its Trust Account, and (iii) as promptly as reasonably possible following such redemption, liquidate and dissolve.

Upon PubCo being wound up, the holders of PubCo Preference Shares shall be entitled to receive, prior to any distribution to the holders of other shares of PubCo, a liquidation preference equal to the higher of (a) the Deemed Subscription Price (as defined in the Amended PubCo Articles), as adjusted, plus all accrued or declared but unpaid dividends thereon, and (b) the aggregate value that such holder would have received with respect to such PubCo Preference Share had all holders of PubCo Preference Shares, immediately prior to such liquidation, converted all PubCo Preference Shares into PubCo Class A Ordinary Shares at the Conversion Price (as defined in the Amended PubCo Articles). If the assets of PubCo available for distribution are insufficient to pay the holders of the PubCo Preference Shares the full preference amount, the holders of the PubCo Preference Shares shall share ratably in the distribution.

Subject to any preference amount to which holders of the PubCo Preference Shares are entitled as described above, if PubCo’s assets available for distribution among PubCo’s shareholders are insufficient to repay

Bridgetown	PubCo
the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the PubCo Shares held by them. If the assets available for distribution are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among the shareholders in proportion to the par value of PubCo Shares (on an as converted to PubCo Class A Ordinary Shares basis) held by them at the commencement of the winding up, subject to a deduction from those PubCo Shares in respect of which there are monies due of all monies payable to PubCo for unpaid calls or otherwise.

Supermajority Voting Provisions

A special resolution, which requires a majority of not less than a two-thirds of the votes which are cast by those shareholders of Bridgetown who, being entitled to do, attend and vote at a general meeting of Bridgetown, is required to:

(a)   change Bridgetown’s name;

(b)   amend the Bridgetown amended and restated articles of association;

(c)   amend Bridgetown’s amended and restated memorandum of association with respect to any objects, powers or other matters;

(d)   reduce Bridgetown’s share capital and any capital redemption reserve fund;

(e)   approve the manner and other terms upon which Bridgetown may redeem any redeemable shares proposed to be issued by Bridgetown (other than the Bridgetown Class A Ordinary Shares issued in Bridgetown’s IPO);

(f)   in a winding up, approve the liquidator’s distribution in kind among the shareholders of Bridgetown of the whole or any part of the assets of Bridgetown (and the liquidator may for that purpose value any assets of Bridgetown and determine how the division will be carried out between the shareholders or different classes of shareholders), or approve the liquidator’s vesting of the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders of Bridgetown as the liquidator shall think fit, except that no shareholder shall be compelled to accept any asset upon which there is a liability;

A special resolution, which requires a majority of not less than two-thirds of such shareholders of PubCo who, being entitled to do, attend and vote at a general meeting of PubCo, is required to:

(a)   reduce PubCo’s share capital and any capital redemption reserve;

(b)   alter or amend PubCo’s amended and restated articles of association

(c)   amend PubCo’s amended and restated memorandum of association with respect to any objects, powers or other matters specified therein;

(d)   approve PubCo’s registration by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands, and its deregistration in the Cayman Islands; and

(e)   authorize the merger or consolidation of PubCo with one or more other constituent companies.

Bridgetown	PubCo

(g)   approve Bridgetown’s registration by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands, and its deregistration in the Cayman Islands; and

(h)   authorize the merger or consolidation of Bridgetown with one or more other constituent companies.

Anti-Takeover Provisions

Some provisions of Bridgetown amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of Bridgetown or its management, including provisions that authorize the Bridgetown Board to issue shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as Bridgetown Board thinks proper.	Some provisions of the Amended PubCo Articles may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that restrict the requisition of general meetings by shareholders holding less than 7.5% of the paid up voting share capital of PubCo.

SHARES ELIGIBLE FOR FUTURE SALE

Assuming that (i) all PubCo Class C-1 Warrants will be automatically converted into PubCo Class A Ordinary Shares as soon as practicable after the Acquisition Effective Time, and (ii) the maximum number of PubCo Class A Ordinary Shares issuable under the Working Capital Loan Capitalization Agreement will be issued at the Initial Merger Effective Time, we estimate that, immediately following Closing, there would be (i) 23,414,697 PubCo Class A Ordinary Shares, 15,868,180 PubCo Class A Ordinary Shares, 13,321,663 PubCo Class A Ordinary Shares and 12,114,697 PubCo Class A Ordinary Shares issued and outstanding in the No Redemption Scenario, the Interim Redemption Scenario, the Maximum Redemption Scenario A and the Maximum Redemption Scenario B; (ii) 14,854,838 PubCo Class B Ordinary Shares issued and outstanding, following the conversion 20,000 PubCo Class B Ordinary Shares that will be issued to certain Bridgetown shareholders at the Acquisition Closing Time into the same number of PubCo Class A Ordinary Shares pursuant to the Share Conversion Instruction Letters; and (iii) 4,903,730 PubCo Preference Shares issued and outstanding. If the actual facts are different from the foregoing assumptions, the number of outstanding shares will be different.

All of the PubCo Class A Ordinary Shares issued to the Bridgetown shareholders in connection with the Business Combination will be freely transferable by persons unless they are subject to lock-up restrictions or transfer restrictions under the Securities Act. Sales of substantial amounts of the PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo has applied for listing of the PubCo Class A Ordinary Shares on Nasdaq, but there can be no assurance that a regular trading market will develop in the PubCo Class A Ordinary Shares.

Lock-up Agreements

Concurrently with the signing of the Business Combination Agreement, certain shareholders and executives of CGCL, including its principal shareholders and key executives, and Sponsor have agreed, pursuant respectively to the Company Holders Support Agreement and Sponsor Support Agreement, not to, without the prior written consent of the PubCo Board, for specified periods of time after the consummation of the Business Combination, transfer any PubCo Class A Ordinary Shares, PubCo Preference Shares, PubCo Warrants or other equity securities of PubCo, with certain customary exceptions.

Under the Company Holders Support Agreement, the lock-up period will commence on the Closing Date and end on the earliest of:

•	the date falling 6 months after the Closing Date;

•

the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds US$12.00 per share (subject to an equitable adjustment to reflect the effect of any share subdivisions, share consolidations, share dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like changes) for any 10 (consecutive trading days within any period commencing at least 150 days after the Closing Date; and

•

the date of the completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of PubCo’s security holders having the right to exchange their PubCo Shares, PubCo Public Warrants or PubCo Sponsor Warrants for cash, securities or other property (other than solely for equity securities of PubCo) following the Closing Date;

Under the Sponsor Support Agreement, the earlier of:

•	the date falling 6 months after the Closing Date;

•

(ii) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds US$12.00 per share (subject to an equitable adjustment to reflect the effect of any share subdivisions, share consolidations, share dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change) for any 10 consecutive trading days within any period commencing at least 150 days after the Closing Date; and

•

(iii) the date of the completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of PubCo’s security holders having the right to exchange their PubCo Shares, PubCo Public Warrants or PubCo Sponsor Warrants for cash, securities or other property (other than solely for equity securities of PubCo) following the Closing Date;

Registration Rights

Concurrently with the signing of the Business Combination Agreement, PubCo entered into the Registration Rights Agreement with Sponsor, the FWD Parties, Bridgetown and the CGCL Holders, pursuant to which PubCo must use its reasonable best efforts to file within 30 days following the Closing, and use reasonable efforts to cause to be declared effective as soon as practicable thereafter, a registration statement for a “shelf” registration statement on Form F-1 (“Form F-1 Shelf”) covering the resale of all registrable securities held by the CGCL Holders on a delayed or continuous basis. Following the filing of the Form F-1 Shelf, PubCo has agreed to use reasonable efforts to convert the Form F-1 Shelf to a shelf registration on Form F-3, and/or to file and cause to become effective a shelf registration on Form F-3, as soon as practicable and in any event within 45 days after PubCo is eligible to use Form F-3. Holders of at least 20% of the then outstanding registrable securities and Sponsor may make up to three demands for an underwritten offering of all or any portion of their registrable securities pursuant to the shelf, and other significant holders listed in the Registration Rights Agreement may make one such demand; provided that PubCo will only be required to effectuate two underwritten takedowns pursuant to any such demands within the first year following the Closing, or one underwritten takedown within any three-month period for the period commencing one year after the Closing. In addition, holders of registrable securities have certain “piggy-back” registration rights, with certain customary exceptions. PubCo will bear all costs and expenses incurred in connection with the filing of any such registration statements.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted PubCo Ordinary Shares or PubCo Warrants for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted PubCo Ordinary Shares or PubCo Warrants for at least six months but who are PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	one percent of the total number of PubCo Class A Ordinary Shares then issued and outstanding; or

•	the average weekly reported trading volume of the PubCo Class A Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by PubCo’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•

at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after consummation of the Business Combination, reflecting its status as an entity that is not a shell company.

PRICE RANGE OF SECURITIES AND DIVIDEND INFORMATION

The Units, the Bridgetown Class A Ordinary Shares and the Bridgetown Warrants are each traded on Nasdaq under the symbols “BTWNU,” “BTWN” and “BTWNW,” respectively.

The closing price of the Units, the Bridgetown Class A Ordinary Shares and the Bridgetown Warrants on                , 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $        , $        and $        , respectively. As of                , 2023, the record date for the Extraordinary General Meeting, the most recent closing price for each Unit, Bridgetown Class A Ordinary Share and Bridgetown Warrant was $        , $        and $        , respectively.

Holders of the Units, Bridgetown Class A Ordinary Shares and Bridgetown Warrants should obtain current market quotations for their securities. The market price of Bridgetown’s securities could vary at any time before the Business Combination.

Historical market price information regarding CGCL or PubCo is not provided because there is no public market for their securities. PubCo has applied to list the PubCo Class A Ordinary Shares and PubCo Warrants on Nasdaq under the symbols “MNY” and “MNYWW,” respectively. It is a condition to consummation of the Business Combination in the Business Combination Agreement that the PubCo Class A Ordinary Shares to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof. PubCo, CGCL and Bridgetown have certain obligations in the Business Combination Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying this Nasdaq listing condition. The Nasdaq listing condition in the Business Combination Agreement may be waived by the parties to the Business Combination Agreement.

Holders

As of                  , 2023, there were             holders of record of Units,             holders of record of Bridgetown Class A Ordinary Shares,             holders of record of Bridgetown Class B Ordinary Shares and holders of record of Bridgetown Warrants. As of                 , 2023, PubCo had two holders of record of its shares.

Dividend Policy

Bridgetown has not paid any cash dividends on Bridgetown Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends after consummation of the Business Combination will be dependent upon the revenue, earnings and financial condition of PubCo from time to time. The payment of any dividends subsequent to the Business Combination will be within the discretion of the board of directors of PubCo.

OTHER SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Bridgetown Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Bridgetown, at c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong. Following the Business Combination, such communications should be sent in care of PubCo, at 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore. Each communication shall be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The validity of PubCo Class A Ordinary Shares and PubCo Warrants and certain other Cayman Islands legal matters will be passed on for MoneyHero Limited by Walkers (Singapore) Limited Liability Partnership. Certain legal matters relating to U.S. law will be passed upon for MoneyHero Limited by Kirkland & Ellis.

EXPERTS

The financial statements for Bridgetown Holdings Limited as of and for the years ended December 31, 2022 and 2021, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph relating to Bridgetown Holdings Limited’s ability to continue as a going concern) thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing. The registered address of WithumSmith+Brown, PC is 506 Carnegie Center #400, Princeton, New Jersey 08540, United States.

The consolidated financial statements of CompareAsia Group Capital Limited at December 31, 2022 and 2021, and for the years then ended, included in this proxy statement, which is referred to and made a part of this registration statement, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered address of Ernst & Young is 27/F, One Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Bridgetown and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Bridgetown’s annual report and Bridgetown’s proxy statement to shareholders. Upon written or oral request, Bridgetown shall deliver a separate copy of the annual report to shareholder and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Bridgetown deliver single copies of such documents in the future. Shareholders may notify Bridgetown of their requests by writing Bridgetown at its principal executive offices at Bridgetown, c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong. Following the Business Combination, such requests should be made by or writing PubCo at 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.

ENFORCEABILITY OF CIVIL LIABILITY

Bridgetown and PubCo are both Cayman Islands exempted companies. Accordingly, you may have difficulty serving legal process within the United States upon Bridgetown and/or PubCo. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Bridgetown and/or PubCo in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Bridgetown and PubCo may be served with process in the United States with respect to actions against them arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of their securities by serving their U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer within the meaning of the rules under the Exchange Act, after the consummation of the Business Combination, PubCo shall be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. Bridgetown files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Bridgetown at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Bridgetown has been supplied by Bridgetown, and all such information relating to the MoneyHero Group has been supplied by MoneyHero Group. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

The MoneyHero Group does not file any annual, quarterly or current reports, proxy statements or other information with the SEC.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing Bridgetown’s proxy solicitation agent at the following address, telephone number and email address:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

USA

Telephone: +1 (800) 662-5200 or +1 (203) 658-9400

Email: BTWN.info@investor.morrowsodali.com

If you are a Bridgetown shareholder and would like to request documents, please do so by                 , 2023 to receive them before the Bridgetown Extraordinary General Meeting of shareholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

None of Bridgetown, PubCo or CGCL has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CompareAsia Group Capital Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CompareAsia Group Capital Limited (the Company) as of 31 December 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2015.

Hong Kong, The People’s Republic of China

June 5, 2023

COMPAREASIA GROUP CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2022 AND 2021

	Notes	2022	2021
		US$	US$

REVENUE	5	68,132,256	61,882,481

Cost and expenses:
Cost of revenue		(33,881,248)	(29,880,855)
Advertising and marketing expenses		(16,473,378)	(15,624,780)
Technology costs		(6,554,254)	(5,058,948)
Employee benefit expenses		(35,023,534)	(29,978,200)
General, administrative and other operating expenses		(13,854,809)	(8,000,759)
Foreign exchange differences, net		(4,051,710)	(2,993,005)

Operating loss		(41,706,677)	(29,654,066)

Other income/(expenses):
Other income	5	915,164	565,204
Finance costs	7	(7,800,597)	(1,702,457)
Changes in fair value of financial instruments		(1,101,484)	(178,859)

LOSS BEFORE TAX	6	(49,693,594)	(30,970,178)
Income tax credit	9	251,779	38,173

LOSS FOR THE YEAR		(49,441,815)	(30,932,005)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		3,088,057	2,340,885

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains on defined benefit plan		42,103	27,292
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		3,130,160	2,368,177

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(46,311,655)	(28,563,828)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	33
Basic and diluted		(31.7)	(44.0)

COMPAREASIA GROUP CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2022 AND 2021

	Notes	2022	2021
		US$	US$

NON-CURRENT ASSETS
Goodwill	10	—	4,343,954
Other intangible assets	11	14,406,672	14,578,657
Property and equipment	12	293,613	383,276
Right-of-use assets	13	778,414	456,670
Deposits	16	128,927	3,330

Total non-current assets		15,607,626	19,765,887

CURRENT ASSETS
Accounts receivable	14	9,684,035	15,388,068
Contract assets	15	11,140,109	8,606,072
Prepayments, deposits and other receivables	16	3,523,947	3,479,066
Tax recoverable		22,386	33,382
Pledged bank deposits	17	195,883	185,108
Cash and cash equivalents	17	24,077,695	9,190,286

Total current assets		48,644,055	36,881,982

CURRENT LIABILITIES
Accounts payable	18	16,653,695	16,167,710
Other payables and accruals	19	6,553,317	7,540,023
Convertible loan	20	—	4,294,265
Interest-bearing borrowings	21	—	12,274,215
Other derivative financial instruments	20, 21	2,796,131	2,141,408
Warrant liabilities	22	12,449,145	—
Lease liabilities	13	492,735	482,603
Provisions	23	66,118	68,733

Total current liabilities		39,011,141	42,968,957

NET CURRENT ASSETS/(LIABILITIES)		9,632,914	(6,086,975)

TOTAL ASSETS LESS CURRENT LIABILITIES		25,240,540	13,678,912

NON-CURRENT LIABILITIES
Lease liabilities	13	292,952	4,075
Other payables	19	208,698	5,160,180
Interest-bearing borrowings	21	8,745,192	—
Deferred tax liabilities	24	35,540	296,535
Provisions	23	136,278	115,532

Total non-current liabilities		9,418,660	5,576,322

Net assets		15,821,880	8,102,590

EQUITY
Issued capital	25	2,020	265
Reserves	27	15,819,860	8,102,325

Total equity		15,821,880	8,102,590

COMPAREASIA GROUP CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2022 AND 2021

	Notes	Issued capital	Share premium		Capital and other reserves		Share option reserve		Retirement benefit reserve		Exchange fluctuation reserve		Accumulated losses	Total
		US$	US$		US$		US$		US$		US$		US$	US$

At 1 January 2021		265	108,515,276		23,747		7,184,050		—		(2,963,366)		(85,446,416)	27,313,556
Loss for the year		—	—		—		—		—		—		(30,932,005)	(30,932,005)
Other comprehensive income for the year:
Exchange differences on translation of foreign operations		—	—		—		—		—		2,340,885		—	2,340,885
Remeasurement gains on defined benefit plan, net of tax		—	—		—		—		27,292		—		—	27,292

Total comprehensive loss for the year		—	—		—		—		27,292		2,340,885		(30,932,005)	(28,563,828)

Equity-settled share option arrangements	26	—	—		—		9,352,862		—		—		—	9,352,862

At 31 December 2021		265	108,515,276	*	23,747	*	16,536,912	*	27,292	*	(622,481	)*	(116,378,421)*	8,102,590

At 31 December 2021 and at 1 January 2022		265	108,515,276	*	23,747	*	16,536,912	*	27,292	*	(622,481	)*	(116,378,421)*	8,102,590
Loss for the year		—	—		—		—		—		—		(49,441,815)	(49,441,815)
Other comprehensive income for the year:
Exchange differences on translation of foreign operations		—	—		—		—		—		3,088,057		—	3,088,057
Remeasurement gains on defined benefit plan, net of tax		—	—		—		—		42,103		—		—	42,103

Total comprehensive loss for the year		—	—		—		—		42,103		3,088,057		(49,441,815)	(46,311,655)

Issue of shares	25	1,755	39,598,355		—		—		—		—		—	39,600,110

Equity-settled share option arrangements	26	—	—		—		14,430,835		—		—		—	14,430,835

At 31 December 2022		2,020	148,113,631	*	23,747	*	30,967,747	*	69,395	*	2,465,576	*	(165,820,236)*	15,821,880

*	These reserves accounts comprise the consolidated reserves of US$15,819,860 (2021: US$8,102,325) in the consolidated statement of financial position.

COMPAREASIA GROUP CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Notes	2022	2021
		US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(49,693,594)	(30,970,178)
Adjustments for:
Finance costs	7	7,800,597	1,702,457
Interest income	5	(28,043)	(14,734)
Gain on disposal of items of property and equipment, net		(4,539)	(542)
Loss on lease modifications	13(c)	65,406	—
Depreciation of property and equipment	12	328,438	335,971
Depreciation of right-of-use assets	13(a)	871,157	784,029
Amortisation of intangible assets	11	3,589,155	2,780,348
Impairment of other intangible assets	11	1,450,781	—
Impairment of goodwill	10	4,382,926	—
Equity-settled share option expense	6	14,430,835	9,352,862
Equity-settled share-based payment expense	6	882,115	—
Gain on derecognition of convertible loan and bridge loan	6	(135,031)	—
Changes in fair value of financial instruments	6	1,101,484	178,859
Other long-term employee benefits expense		(4,951,482)	(240,028)
Retirement benefits expense		75,376	156,279
Net unrealised foreign exchange difference		3,389,441	2,746,780
Provision for expected credit losses	6	—	53,558
Reversal of provision for expected credit losses	6	(14,242)	(26,898)

		(16,459,220)	(13,161,237)
Decrease/(increase) in accounts receivable		5,351,533	(7,310,022)
(Increase)/decrease in prepayments, deposits and other receivables		(728,924)	445,085
Increase in contract assets		(2,618,240)	(3,834,058)
Increase in accounts payable		736,264	5,338,141
(Decrease)/increase in other payables and accruals		(834,285)	4,184,924

Cash used in operations		(14,552,872)	(14,337,167)
Interest paid		(42,130)	(48,171)
Retirement benefits paid		(14,402)	—

Net cash flows used in operating activities		(14,609,404)	(14,385,338)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received		15,905	5,207
Purchases of items of property and equipment	12	(254,925)	(281,832)
Proceeds from disposal of items of property and equipment		9,002	542
Additions to other intangible assets	11	(4,734,550)	(5,166,059)
Increase in pledged bank deposits		(10,775)	(32,971)

Net cash flows used in investing activities		(4,975,343)	(5,475,113)

continued...

COMPAREASIA GROUP CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Notes	2022	2021
		US$	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible loan	28	12,656,069	—
Proceeds from bridge loan	28	7,000,000	13,150,000
Settlement of bridge loan	28	(6,390,000)	—
Proceeds from loan notes	28	22,397,271	—
Principal portion of lease payments	28	(873,308)	(785,494)
Payment of other finance costs		—	(780,000)

Net cash flows from financing activities		34,790,032	11,584,506

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		15,205,285	(8,275,945)
Cash and cash equivalents at beginning of year		9,190,286	17,610,635
Effect of foreign exchange rate changes, net		(317,876)	(144,404)

CASH AND CASH EQUIVALENTS AT END OF YEAR		24,077,695	9,190,286

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION

CompareAsia Group Capital Limited is a limited liability company incorporated in the Cayman Islands. The registered office of the Company is located at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The principal place of business of the Company is located at 22nd Floor, East Exchange Tower, 38 Leighton Road, Causeway Bay, Hong Kong.

During the year, the Group was primarily involved in the operation of online comparison platforms for banking, insurance and other financial products, the provision of advertising and marketing services and insurance brokerage services.

Information about subsidiaries

Particulars of the Company’s subsidiaries as at the date of this financial statements are as follows:

Name	Place of incorporation and business	Issued share capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect

CompareAsia Group Limited	Hong Kong	HK$1	100	—	Investment holding and management services to group companies

CAG Regional Limited	Hong Kong	HK$1	—	100	Provision of management and administrative services to group companies

CAG Regional Singapore Pte. Ltd	Singapore	SGD2,059,066	—	100	Provision of information technology support and management services to group companies

Compargo Malaysia Sdn. Bhd.	Malaysia	MYR500,000	—	100	Provision of financial comparison services via online platform

Ekos Limited	Hong Kong	HK$1	—	100	Provision of business administration, software and technology services

Ekos Inc.	Philippines	PHP$10,000,000	—	100	Provision of business administration, software and technology services

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION (continued)

Information about subsidiaries (continued)

Name	Place of incorporation and business	Issued share capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect

Ekos Pte. Ltd.	Singapore	SGD1	—	100	Provision of business administration, software and technology services

MoneyGuru Co. Ltd.	Thailand	THB2,000,000	—	100	Inactive

MoneyGuru Insurance Broker Co., Ltd.	Thailand	THB8,600,000	—	100	Inactive

MoneyGuru Philippines Corporation	Philippines	PHP9,200,000	—	100	Provision of financial comparison services via online platform

MoneyGuru Services Co., Ltd.	Thailand	THB2,000,000	—	100	Investment holding

MoneyHero Insurance Brokerage, Inc.	Philippines	PHP28,500,000	—	100	Provision of insurance brokerage services

MoneyHero Insurance Brokers Limited	Hong Kong	HK$15,400,000	—	100	Provision of insurance brokerage services

MoneyHero Global Limited	Hong Kong	HK$4,085,155	—	100	Provision of financial comparison services via online platform

PT MoneyGuru Indonesia	Indonesia	IDR2,886,500,000	—	100	Inactive

Singsaver Insurance Brokers Pte. Ltd.	Singapore	SGD1,060,001	—	100	Provision of insurance brokerage services

Singsaver Pte. Ltd.	Singapore	SGD100,000	—	100	Provision of financial comparison services via online platform

Seedly Pte. Ltd	Singapore	SGD2,950,181	—	100	An online platform specializing in personal finance community and product comparison

理財一零一有限公司 (Money101 Limited*)	Taiwan	TWD5,000,000	—	100	Provision of financial comparison services via online platform

*	English translation for identification purpose only

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which include all International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations) as issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention except for the derivative financial instruments that are stated at their fair value as explained in the accounting policies set out in note 2.4. The financial statements are presented in United States dollars (“US$”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for the years ended 31 December 2022 and 2021. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

Generally, there is a presumption that a majority of voting rights results in control. When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;

(b)	rights arising from other contractual arrangements; and

(c)	the Group’s voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognizes (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 3	Reference to the Conceptual Framework

Amendments to IFRS 16	Covid-19-Related Rent Concessions beyond 30 June 2021

Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use

Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract

Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, IAS 41

The adoption of the above new and revised standards did not have a significant financial effect on these financial statements.

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback[2]

IFRS 17	Insurance Contracts[1]

Amendments to IFRS 17	Insurance Contracts[1,5]

Amendment to IFRS 17	Initial Application of IFRS 17 and IFRS 9 - Comparative Information[6]

Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)[2,4]

Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)[2]

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[1]

Amendments to IAS 8	Definition of Accounting Estimates[1]

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[1]

[1]	Effective for annual periods beginning on or after 1 January 2023
[2]	Effective for annual periods beginning on or after 1 January 2024
[3]	No mandatory effective date yet determined but available for adoption
[4]

As a consequence of the 2022 Amendments, the effective date of the 2020 Amendments was deferred to annual periods beginning on or after 1 January 2024. In addition, as a consequence of the 2020 Amendments and 2022 Amendments, Hong Kong Interpretation 5 Presentation of Financial Statements -

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Classification by the Borrower of a Term Loan that Contains a Repayment on Demand Clause was revised to align the corresponding wording with no change in conclusion
[5]

As a consequence of the amendments to IFRS 17 issued in October 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before 1 January 2023

[6]	An entity that chooses to apply the transition option relating to the classification overlay set out in this amendment shall apply it on initial application of IFRS 17

The Group is still in the process of performing a detailed assessment of the impact of the above new and revised IFRSs upon initial application, but is not yet in a position to state specifically whether these new and revised IFRSs would have a significant impact on the Group’s financial performance and financial position.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Fair value measurement

The Group measures its derivative financial instruments and warrant liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurement (continued)

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 -	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 -	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 -	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The estimated useful lives used for this purpose are as follows:

Leasehold improvements	Over the shorter of the lease terms and 2 to 3 years
Furniture, fixtures and office equipment	3 to 5 years
Computer equipment	2 to 3 years

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment and depreciation (continued)

Where parts of an item of property and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Computer software and other intangible assets are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 2 years and 10 years respectively.

Development costs

The Group undertakes research and development activities and incurs corresponding expenditure with a view to improving its existing platforms. Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognised in profit or loss as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or a design for substantially enhanced platform, is capitalised if the enhanced platform is technically and commercially feasible, the Group intends to complete and has sufficient resources to complete development, future economic benefits are probable and the Group can measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalised includes contractor costs and direct labour costs. Capitalised development expenditure is stated at cost less any impairment losses and is amortised using the straight-line basis over three or five years, commencing from the date when the intangible asset is available for use. Other development costs that do not meet these criteria, as well as ongoing maintenance and costs associated with routine upgrades and enhancements are recognised as an expense as incurred. Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a)	Right-of-use assets

Right-of-use assets are recognised at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease terms.

(b)	Lease liabilities

Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment and laptop computers that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets

Initial recognition and measurement

Financial assets of the Group are classified, at initial recognition, as subsequently measured at amortised cost.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement - Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

General approach (continued)

Debt investments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable which apply the simplified approach as detailed below.

Stage 1 -	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 -

Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 -

Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For accounts receivable that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition and measurement

Financial liabilities of the Group are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings and payables, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities (continued)

Financial liabilities at fair value through profit or loss (continued)

not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Gains or losses on liabilities designated at fair value through profit or loss are recognised in the profit or loss, except for the gains or losses arising from the Group’s own credit risk which are presented in other comprehensive income with no subsequent reclassification to profit or loss. The net fair value gain or loss recognised in the profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities at amortised cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortization process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in profit or loss.

Convertible loan

The component of convertible bonds that exhibits characteristics of a liability is recognised as a liability in the consolidated statement of financial position, net of transaction costs. On issuance of convertible bonds, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years. Transaction costs are apportioned between the liability and equity components of the convertible bonds based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

If the conversion option of a convertible loan exhibits characteristics of an embedded derivative, on initial recognition, the derivative component of the convertible loan is bifurcated at fair value and presented as other derivative financial instruments and is subsequently measured at fair value through profit or loss. The financial liability host instrument is initially measured based on the residual of the excess of proceeds over the amount initially recognised as the embedded derivative. The financial liability host instrument is carried at amortised cost. Transaction costs for convertible loans with embedded derivatives are allocated to the liability component of the convertible loan.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial liabilities (continued)

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a maturity of within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in profit or loss.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue excludes any amounts collected on behalf of third parties, including sales taxes and indirect taxes.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from contracts with customers (continued)

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

(a)	Internet leads generation and marketing service income

The Group generates fees from financial institution customers for its integrated marketing services which generate leads for the financial institutions from users comparing credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products through the Group’s comparison platform. Revenue is recognised over time as the services are provided to the customer. Users are considered to be the financial institution’s customers and cash incentives provided to the users are accounted for as consideration payable to the customers and recorded as a reduction of revenue at the later of: (i) when revenue is recognised or (ii) when the Group pays or promises to pay the consideration.

Reward fulfilment costs such as gifts, third-party vouchers and gift cards provided to the users are recorded as cost of revenues.

(b)	Insurance commission income

The Group provides insurance brokerage services from which it earns commission income. Insurance commission income is recognised at a point in time when the related insurance policy is issued to the customer. Discounts provided to the users are accounted for as consideration payable to the customers and recorded as a reduction of revenue at the later of: (i) when revenue is recognised or (ii) when the Group pays or promises to pay the consideration.

(c)	Marketing income

The Group provides marketing services from which it earns service income. Marketing income is recognised over time because the customer simultaneously receives and consumes the benefits provided by the Group.

(d)	Events income

The Group provides sponsorship and related services associated with exhibition and conference events. Events income is recognised over time when the event takes place.

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional. Contract assets are subject to impairment assessment, details of which are included in the accounting policies for impairment of financial assets.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract.

Employee benefits

The Company operates certain share-based payment arrangements for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations.

Equity-settled transactions

Certain employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”). The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model, further details of which are given in note 26 to the financial statements.

The cost of equity-settled transactions is recognised in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

Market performance conditions are taken into account when determining the grant date fair value of awards. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognised.

Where the terms of an equity-settled award are modified, at a minimum an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payments or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original cancelled award, as described in the previous paragraph.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Other long-term employee benefits

Certain employees of the Group receive remuneration as part of the Group’s Value Creation Plan, whereby employees render services as consideration for an award based on the enterprise value of the Company and its subsidiaries, as determined by the board of directors of the Company. The Group accounts for such transactions as long-term bonuses in its consolidated financial statements. A liability is recognised based on (i) the enterprise value of the Company and its subsidiaries; and (ii) the Group’s best estimate of the number of awards that will ultimately vest at each reporting period and up to and including the settlement date with the corresponding expense recognised in profit or loss.

Pension schemes

The Group operates certain defined contribution schemes (the “Pension Schemes”) under the laws/requirements of respective jurisdictions for those employees who are eligible to participate in the Pension Schemes. Contributions are made generally based on a percentage of the employees’ basic salaries and are charged to profit or loss as they become payable in accordance with the rules of the Pension Schemes. The assets of the Pension Schemes are held separately from those of the Group in respective independently administered funds. The Group’s employer contributions vest fully with the employees when contributed into the Pension Schemes.

Defined benefit schemes

Employees in certain jurisdictions are eligible for long service payments in the event their employment is terminated. These payments are typically determined as a percentage of current salary based on the number of years of employment. The cost of providing benefits under these provisions is determined using the projected unit credit actuarial valuation method.

Defined benefit costs comprise the following:

-	Service cost

-	Net interest on the net defined benefit liability; and

-	Re-measurements of the net defined benefit liability

Service costs which include current service costs, past service costs and gains or losses on non-routine settlements are recognised as expense in profit or loss. Past service costs are recognised when plan amendment or curtailment occurs.

Net interest on the net defined benefit liability is the change during the period in the net defined benefit liability that arises from the passage of time, which is determined by applying the discount rate to the net defined benefit liability. Net interest on the net defined liability is recognised as expense or income in profit or loss.

Remeasurement of the net defined benefit liability comprise actuarial gains and losses are recognised immediately in other comprehensive income in the period in which they arise. Remeasurements are recognised in retained profits within equity and are not reclassified to profit or loss in subsequent periods.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These financial statements are presented in US$, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

The functional currencies of certain overseas subsidiaries are currencies other than the US$. As at the end of the reporting period, the assets and liabilities of these entities are translated into US$ at the exchange rates prevailing at the end of the reporting period and their profit or loss are translated into US$ at the exchange rates that approximate to those prevailing at the dates of the transactions.

The resulting exchange differences are recognised in other comprehensive income and accumulated in the exchange fluctuation reserve. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in profit or loss.

For the purpose of the consolidated statement of cash flows, the cash flows of overseas subsidiaries are translated into US$ at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into US$ at the weighted average exchange rates for the year.

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset. The Group recognised income received from government grants related to employment support during the year as disclosed in note 5 to the financial statements.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Judgement

In the process of applying the Group’s accounting policies, management has made the following judgement, which has the most significant effect on the amounts recognised in the financial statements:

Determination of functional currency

In determining the functional currency of each entity of the Group, judgement is required to determine and consider the currency that mainly influences sale prices of services and of the country/jurisdiction whose competitive forces and regulations mainly determines the sales prices of services; the currency that mainly influences labour and other costs of providing services; the currency in which funds from financing activities are generated; and the currency in which receipts from operating activities are usually retained. The functional currency of each entity in the Group is determined based on management’s assessment of the primary economic environment in which the entity operates. When the indicators are mixed and the functional currency is not obvious, management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. Further details are set out in note 10 to the financial statements.

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period. Non-financial assets with finite useful lives are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Development costs

Development costs are capitalised and amortised in accordance with the accounting policy for intangible assets in note 2.4 to the financial statements. Determining the amounts to be capitalised, the amortization

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty (continued)

Development costs (continued)

period and the amortization method requires management to make assumptions regarding the expected future cash generation of the assets, the expected period of benefits, and the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. These estimates are continually reviewed and updated based on past experience.

Fair value of financial instruments

The Group estimates fair values of warrant liabilities, derivative components of convertible loans, bridge loan and loan note. The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When the fair values of financial instruments recorded in the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of valuation models, including discounted cash flows and binomial option pricing models. The inputs to these valuation models are taken from observable markets where possible, but where this is not possible, estimation is required in establishing fair values. Judgements and estimates include considerations of model inputs such as volatility, discount rates and non-performance risk. Information about the valuation on the Group’s derivatives and warrant liabilities is disclosed in notes 20, 21 and 22 to the financial statements.

Impairment of loans and receivables

The provision rate of accounts receivable is made based on the assessment of their recoverability and the ageing analysis of the accounts receivable as well as other quantitative and qualitative information and on management’s judgement and assessment of the forward-looking information. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation amongst historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future. Information about the ECLs on the Group’s accounts receivable is disclosed in note 14 to the financial statements.

Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty (continued)

Equity-settled share-based payment transactions

The Group measures the cost of equity-settled share-based payments with employees by reference to the fair value at the date at which they are granted. Judgement is required in determining the most appropriate valuation model for the equity-settled share-based payments, depending on the terms and conditions of the transactions. Management is also required to use judgement in determining the most appropriate inputs to the valuation model. The assumptions and model used are disclosed in note 26 to the financial statements. In addition, management is required to estimate the expected forfeiture rate and only recognise expense for those shares expected to vest. In estimating the Group’s forfeiture rate, management analysed its historical forfeiture rate and the remaining lives of unvested options.

Other long-term employee benefits - Estimating the forfeiture rate

The Group estimates the forfeiture rates for the Group’s Value Creation Plan based on the Group’s best estimate of the number of awards that will ultimately vest at each reporting period based on the Group’s historical forfeiture rate.

4.	OPERATING SEGMENT INFORMATION

The Group has six reportable segments, six primary geographic areas, namely Hong Kong, Singapore, Philippines, Taiwan, Malaysia and Other Asia (comprising Thailand and Indonesia, while the Group’s operation in Indonesia was inactive as at 31 December 2021 and 2022). Each of these geographic segments operates an online financial comparison platform with their respective local market brand. Each geographical segment has different regulatory, political and economic environments for which its financial performance is influenced by market factors and strategic initiatives. Furthermore, each geographic segment represents a business in different stages of development with Hong Kong and Singapore being the most mature. No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment results which is a measure of operating loss before tax.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$

Year ended 31 December 2022
Segment revenue
Sales to external customers	22,247,140	23,467,954	9,857,822	11,027,139	1,282,194	250,007	—	68,132,256

Segment loss	(283,904)	(2,035,946)	(1,327,478)	(1,160,908)	(1,877,997)	(1,353,876)	(8,541,112)	(16,581,221)
Reconciliation:
Interest income								28,043
Finance costs								(7,800,597)
Depreciation and amortisation								(4,788,750)
Impairment of goodwill								(4,382,926)
Impairment of other intangible assets								(1,450,781)
Equity-settled share option expense								(14,430,835)
Other long-term employee benefits expense								4,951,482
Changes in fair value of financial instruments								(1,101,484)
Gain on derecognition of convertible loan and bridge loan								135,031
Equity-settled share-based payment expense								(882,115)
Unrealised foreign exchange differences, net								(3,389,441)

Loss before tax								(49,693,594)

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$

Year ended 31 December 2021
Segment revenue
Sales to external customers	18,189,703	22,838,695	6,051,517	13,401,188	1,270,665	130,713	—	61,882,481

Segment loss	(202,027)	(1,359,574)	(1,050,578)	(264,321)	(1,764,853)	(1,595,476)	(7,106,805)	(13,343,634)
Reconciliation:
Interest income								14,734
Finance costs								(1,702,457)
Depreciation and amortisation								(3,900,348)
Equity-settled share option expense								(9,352,862)
Other long-term employee benefits expense								240,028
Changes in fair value of financial instruments								(178,859)
Unrealised foreign exchange differences, net								(2,746,780)

Loss before tax								(30,970,178)

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	REVENUE AND OTHER INCOME

An analysis of revenue is as follows:

	2022	2021
	US$	US$

Revenue from contracts with customers
Internet leads generation and marketing service income	64,930,368	59,301,412
Insurance commission income	1,665,997	907,338
Marketing income	1,079,027	1,355,760
Events income	456,864	317,971

	68,132,256	61,882,481

(i)	Disaggregated revenue information

	2022	2021
	US$	US$

Geographical markets
Hong Kong	22,247,140	18,189,703
Singapore	23,467,954	22,838,695
Taiwan	11,027,139	13,401,188
Malaysia	1,282,194	1,270,665
Philippines	9,857,822	6,051,517
Other Asia	250,007	130,713

Total revenue from contracts with customers	68,132,256	61,882,481

Timing of revenue recognition
At a point in time	1,665,997	907,338
Over time	66,466,259	60,975,143

Total revenue from contracts with customers	68,132,256	61,882,481

Revenue recognised in the current reporting period that was included in the contract liabilities at the beginning of the reporting period amounted to US$568,354 (2021: US$487,126).

(ii)	Performance obligations

Information about the Group’s performance obligations is summarised below:

Internet leads generation and marketing service income

The performance obligation is generally satisfied when the leads generated are delivered to the customer and payment is generally due within one to three months.

Insurance commission income

The performance obligation is generally satisfied when the related insurance policy is issued, and payment is generally due within one to three months.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	REVENUE AND OTHER INCOME (continued)

Marketing income

The performance obligation for marketing income is generally satisfied over time as services are rendered and payment is generally due within one to three months.

Events income

The performance obligation for events income is generally satisfied when the event has taken place and payment is generally received in advance of the event date and recorded as contract liabilities until the event date.

An analysis of other income is as follows:

	2022	2021
	US$	US$

Other income
Bank interest income	15,905	5,207
Interest income on refundable rental deposit	12,138	9,527
Government grants	733,655	532,848
Gain on disposal of items of property and equipment, net	4,539	542
Gain on derecognition of convertible loan and bridge loan	135,031	—
Others	13,896	17,080

	915,164	565,204

6.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	Notes	2022	2021
		US$	US$

Amortisation of intangible assets (other than development costs)	11	187,198	192,028
Amortisation of development costs*	11	3,401,957	2,588,320
Depreciation of property and equipment	12	328,438	335,971
Depreciation of right-of-use assets	13(a)	871,157	784,029

* This amount is included in “Technology costs” on the face of the consolidated statements of profit or loss and other comprehensive income.

Employee benefit expense:
Salaries, allowances and other benefits		26,805,750	22,792,357
Equity-settled share option expense		14,430,835	9,352,862
Other long-term employee benefits expense		(4,951,482)	(240,028)
Pension scheme contributions		1,419,470	1,176,767
Retirement benefits		75,376	156,279
Less: Amount capitalised		(2,756,415)	(3,260,037)

		35,023,534	29,978,200

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

6.	LOSS BEFORE TAX (continued)

	Notes	2022	2021
		US$	US$

Lease payments not included in measurement of lease liabilities	13(c)	157,264	330,400
Provision for expected credit losses	14	—	53,558
Impairment of goodwill	10	4,382,926	—
Impairment of other intangible assets	11	1,450,781	—
Changes in fair value of other derivative financial instruments	20, 21	1,139,938	178,859
Changes in fair value of warrant liabilities	22	(38,454)	—
Equity-settled share-based payment expense*	26	882,115	—
Gain on disposal of items of property and equipment, net		(4,539)	(542)
Gain on derecognition of convertible loan and bridge loan		(135,031)	—
Reversals of provision for expected credit losses	14	(14,242)	(26,898)
Foreign exchange differences, net		4,051,710	2,953,299

*	Included in “General, administrative and other operating expenses” in the consolidated statements of profit or loss and other comprehensive income.

7.	FINANCE COSTS

An analysis of finance costs is as follows:

	Notes	2022	2021
		US$	US$

Finance costs on convertible loans	20	2,894,050	715,029
Finance costs on loan note	21	786,058	—
Finance costs on lease liabilities	13(c)	42,130	48,171
Finance costs on bridge loan	21	4,074,175	936,937
Increase in discounted amounts of provisions arising from the passage of time	23	4,184	2,320

		7,800,597	1,702,457

8.	KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation to key management personnel of the Group is as follows:

	2022	2021
	US$	US$

Salaries, allowances and other benefits	1,761,735	2,321,434
Equity-settled share option expense	14,430,835	9,352,862
Other long-term employee benefits expense	(1,525,014)	—
Pension scheme contributions	16,226	21,687

	14,683,782	11,695,983

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	INCOME TAX

Tax on losses have been calculated at the rates of tax prevailing in the countries/jurisdictions in which the Group operates.

	2022	2021
	US$	US$

Current
Charge for the year	28,516	26,647
Overprovision in prior years	—	(26,778)
Deferred (note 24)	(280,295)	(38,042)

Total tax credit for the year	(251,779)	(38,173)

A reconciliation of the tax credit applicable to loss before tax at the statutory tax rate for the countries/jurisdictions in which the Group’s operations are domiciled to the tax credit at the Group’s effective tax rate is as follows:

	2022	2021
	US$	US$

Loss before tax	(49,693,594)	(30,970,178)

Tax credit at the domestic rates applicable to losses in the countries/jurisdictions where the Group operates	(7,164,497)	(5,220,261)
Income not subject to tax	(134,867)	(13,785)
Expenses not deductible for tax	4,606,490	2,883,631
Adjustments in respect of current tax of previous periods	—	(26,778)
Tax losses not recognised	2,443,861	2,335,868
Others	(2,766)	3,152

Tax credit at the Group’s effective tax rate	(251,779)	(38,173)

At the end of the reporting period, the Group had unused tax losses of US$81,673,012 (2021: US$70,645,159), subject to the agreement by the relevant tax authorities, that are available for offsetting against future taxable profits of the entities in which the losses arose, of which, an aggregate amount of US$50,140,837 (2021: US$38,395,574) are available indefinitely and the remaining will expire between one to ten years. Deferred tax assets have not been recognised in respect of these losses as they have mainly arisen in entities that have been loss-making and, in the opinion of management, it is currently not considered probable that taxable profits will be available against which the tax losses can be utilised.

At the end of the reporting period, no deferred tax has been recognised for withholding taxes of the Group’s subsidiaries established in certain jurisdictions with relevant tax laws and regulations. In the opinion of the directors, it is not probable that these subsidiaries will distribute such earnings in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiaries in these jurisdictions amounted to US$379,325 (2021: US$328,824), for which deferred tax liabilities of US$5,316 (2021: US$1,247) have not been recognised at 31 December 2022.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

10.	GOODWILL

US$

At 1 January 2021	4,424,196
Exchange realignment	(80,242)

Cost and carrying amount at 31 December 2021 and 1 January 2022	4,343,954
Impairment during the year	(4,382,926)
Exchange realignment	38,972

Cost and carrying amount at 31 December 2022	—

The Group’s goodwill is all attributable to an acquisition of Seedly Pte. Ltd. (“Seedly”) in 2020. The recoverable amount of the Seedly cash-generating unit (“CGU”) has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a four-year period. The discount rate applied to the cash flow projections is 13.5% (2021: 13%). The terminal growth rate used to extrapolate the cash flows of the Seedly CGU beyond the four-year period is 3% (2021: 3%). During the year ended 31 December 2022, the Group recognised impairment losses of US$4,382,926 related to goodwill and US$1,450,781 related to intangible assets (see Note 11) of the Seedly CGU, which arose mainly due to negative operating factors affecting the Seedly CGU.

Key assumptions used in the value in use calculations

The calculations of value in use for the CGUs are most sensitive to the following assumptions:

Budgeted revenue - The basis used to determine the value assigned to the budgeted revenue is the average revenue achieved in the year immediately before the budget year, adjusted for expected market development.

Discount rate - Discount rate represents the current market assessment of the risks specific to the Seedly CGU.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

11.	OTHER INTANGIBLE ASSETS

	Development costs	Computer software	Other intangibles	Total
	US$	US$	US$	US$

Cost
At 1 January 2021	12,555,821	3,123	1,906,780	14,465,724
Additions	5,166,059	—	—	5,166,059
Disposals/write-off	—	(2,934)	—	(2,934)
Exchange realignment	(265,958)	(189)	—	(266,147)

At 31 December 2021	17,455,922	—	1,906,780	19,362,702

At 1 January 2022	17,455,922	—	1,906,780	19,362,702
Additions	4,734,550	—	—	4,734,550
Impairment during the year	—	—	(1,871,976)	(1,871,976)
Exchange realignment	302,050	—	(34,804)	267,246

At 31 December 2022	22,492,522	—	—	22,492,522

Accumulated amortization
At 1 January 2021	2,012,860	—	47,669	2,060,529
Amortization charge	2,588,320	—	192,028	2,780,348
Exchange realignment	(54,728)	—	(2,104)	(56,832)

At 31 December 2021	4,546,452	—	237,593	4,784,045

At 1 January 2022	4,546,452	—	237,593	4,784,045
Amortization charge	3,401,957	—	187,198	3,589,155
Impairment during the year	—	—	(421,195)	(421,195)
Exchange realignment	137,441	—	(3,596)	133,845

At 31 December 2022	8,085,850	—	—	8,085,850

Net carrying amount
At 31 December 2022	14,406,672	—	—	14,406,672

At 31 December 2021	12,909,470	—	1,669,187	14,578,657

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	PROPERTY AND EQUIPMENT

	Leasehold improvements	Furniture, fixtures and office equipment	Computer equipment	Total
	US$	US$	US$	US$

Cost
At 1 January 2021	498,531	235,819	638,169	1,372,519
Additions	10,014	24,248	247,570	281,832
Disposals/write-off	(148,218)	(10,134)	(23,676)	(182,028)
Exchange realignment	(6,867)	(8,075)	(20,372)	(35,314)

At 31 December 2021/1 January 2022	353,460	241,858	841,691	1,437,009
Additions	20,162	20,127	214,636	254,925
Disposals/write-off	(87,457)	(57,446)	(18,262)	(163,165)
Exchange realignment	(11,623)	(8,900)	(22,149)	(42,672)

At 31 December 2022	274,542	195,639	1,015,916	1,486,097

Accumulated depreciation
At 1 January 2021	302,101	171,020	450,334	923,455
Depreciation charge	128,274	45,646	162,051	335,971
Disposals/write-off	(148,218)	(10,134)	(23,676)	(182,028)
Exchange realignment	(3,868)	(6,664)	(13,133)	(23,665)

At 31 December 2021/1 January 2022	278,289	199,868	575,576	1,053,733
Depreciation charge	71,831	22,511	234,096	328,438
Disposals/write-off	(87,218)	(55,236)	(16,248)	(158,702)
Exchange realignment	(8,750)	(8,449)	(13,786)	(30,985)

At 31 December 2022	254,152	158,694	779,638	1,192,484

Net carrying amount
At 31 December 2022	20,390	36,945	236,278	293,613

At 31 December 2021	75,171	41,990	266,115	383,276

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

13.	LEASES

The Group as a lessee

The Group has lease contracts for offices premises and office equipment used in its operations. Leases of offices generally have lease periods of two to three years, while the office equipment has a lease term of five years. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Right-of-use assets

The carrying amount of the Group’s right-of-use assets and the movements during the year is as follows:

	Office premises	Office equipment	Total
	US$	US$	US$

At 1 January 2021	1,048,399	12,787	1,061,186
Remeasurement on lease modifications	209,521	—	209,521
Depreciation charge	(778,927)	(5,102)	(784,029)
Exchange realignment	(29,949)	(59)	(30,008)

At 31 December 2021 and 1 January 2022	449,044	7,626	456,670
Additions	1,320,921	—	1,320,921
Remeasurement on lease modifications	(128,756)	—	(128,756)
Depreciation charge	(866,094)	(5,063)	(871,157)
Exchange realignment	761	(25)	736

At 31 December 2022	775,876	2,538	778,414

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2022	2021
	US$	US$

Carrying amount at 1 January	486,678	1,116,912
New leases	1,237,069	—
Remeasurement on lease modifications	(64,390)	206,250
Accretion of interest recognised during the year	42,130	48,171
Payments	(915,438)	(833,665)
Exchange realignment	(362)	(50,990)

Carrying amount at 31 December	785,687	486,678

Analysed into:
Current portion	492,735	482,603
Non-current portion	292,952	4,075

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

13.	LEASES (continued)

The Group as a lessee (continued)

(c)	The amounts recognised in profit or loss in relation to leases are as follows:

	2022	2021
	US$	US$

Interest on lease liabilities	42,130	48,171
Depreciation charge of right-of-use assets	871,157	784,029
Expense relating to short-term leases	157,264	330,400
Loss on lease modifications	65,406	—

Total amount recognised in profit or loss	1,135,957	1,162,600

(d)

The Group had total cash outflows for leases of US$873,308 in 2022 (2021: US$785,494). The Group also had non-cash additions/lease modifications to right-of-use assets and lease liabilities of US$1,192,165 (2021: US$209,521) in US$1,172,679 (2021: US$206,250), respectively.

14.	ACCOUNTS RECEIVABLE

	2022	2021
	US$	US$

Accounts receivable	9,807,667	15,535,868
Allowance for expected credit losses	(123,632)	(147,800)

	9,684,035	15,388,068

The Group’s trading terms with its customers are mainly on credit. The credit period is generally one to three months. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. The Group does not hold any collateral or other credit enhancements over its accounts receivable balances. Accounts receivable are non-interest-bearing.

The movements in the allowance for expected credit losses are as follows:

	2022	2021
	US$	US$

At 1 January	147,800	126,313
Provision for expected credit losses	—	53,558
Reversals	(14,242)	(26,898)
Exchange realignment	(9,926)	(5,173)

At 31 December	123,632	147,800

An analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns by geographical region. The calculation reflects reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, accounts receivable are written off if past due for more than two years and are not subject to enforcement activity.

As at 31 December 2022, accounts receivables included an aggregate balance of US$64,323 (2021: US$15,869) due from companies controlled by a shareholder with significant influence over the Company.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

14.	ACCOUNTS RECEIVABLE (continued)

Set out below is the information about the credit risk exposure on the Group’s accounts receivable using a provision matrix:

	Expected credit loss rate	Gross carrying amount	Expected credit loss
	%	US$	US$

As at 31 December 2022
Current to 6 months past due	0.01%	9,563,470	617
Over 6 months past due	50.38%	244,197	123,015

	1.26%	9,807,667	123,632

As at 31 December 2021
Current to 6 months past due	0.01%	15,227,609	1,378
Over 6 months past due	47.50%	308,259	146,422

	0.95%	15,535,868	147,800

15.	CONTRACT ASSETS

	31 December 2022	31 December 2021	1 January 2021
	US$	US$	US$

Contract assets arising from:
Internet leads generation and marketing service income	11,082,660	8,181,444	4,946,427
Marketing and events income	57,449	424,628	44,612

	11,140,109	8,606,072	4,991,039

Contract assets are mainly recognised for revenue earned from internet leads generation and marketing service income as the receipt of consideration is based on the billing process. Included in contract assets for internet leads generation and marketing service income are unbilled amounts of revenue. Upon completion of the billing of the revenue from contract customers, the amounts recognised as contract assets are reclassified to trade receivables. The increase in contract assets in 2022 and 2021 were mainly due to an increase in the internet leads generation and marketing service income near the end of the year.

The expected timing of recovery or settlement for contract assets as at 31 December is within one year.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates for the measurement of the expected credit losses of the contract assets are based on those of the accounts receivable as the contract assets and the trade receivables are from the same customer bases. As at 31 December 2022 and 2021, the loss allowance was assessed by management to be minimal.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

16.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2022	2021
	US$	US$

Prepayments	1,670,227	1,873,691
Deposits and other receivables	1,982,647	1,608,705

	3,652,874	3,482,396

Portion classified as non-current	(128,927)	(3,330)

Current portion	3,523,947	3,479,066

The financial assets included in the above balances relate to deposits and other receivables for which there was no recent history of default and past due amount. As at 31 December 2022 and 2021, the loss allowance was assessed to be minimal.

17.	CASH AND CASH EQUIVALENTS AND PLEDGED BANK DEPOSITS

	2022	2021
	US$	US$

Cash and bank balances	24,077,695	9,190,286
Time deposits	195,883	185,108

	24,273,578	9,375,394

Less: Pledged bank deposits	(195,883)	(185,108)

Cash and cash equivalents	24,077,695	9,190,286

Certain cash at banks earn interest at floating rates based on the respective short-term deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

The Group has pledged bank deposits for corporate credit card facility and pledged bank deposits to banks to maintain capital in accordance with the rules and conditions for the issue and renewal of a license to operate as a non-life insurance broker in Thailand.

18.	ACCOUNTS PAYABLE

The accounts payable are non-interest-bearing and are normally settled on 15 to 60-day terms.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

19.	OTHER PAYABLES AND ACCRUALS

	2022	2021
	US$	US$

Non-current
Liabilities incurred for long-term employee benefits	208,698	5,160,180

Current
Other payables (note (a))	2,107,490	2,683,172
Accruals	4,143,841	4,288,497
Contract liabilities (note (b))	301,986	568,354

	6,553,317	7,540,023

	6,762,015	12,700,203

Note:

(a)	Other payables are non-interest-bearing and are normally settled on 30 to 120-day terms.

(b)	Details of contract liabilities are as follows:

	31 December 2022	31 December 2021	1 January 2021
	US$	US$	US$

Contract liabilities arising from:
Internet leads generation and marketing service income	225,632	425,897	216,832
Marketing and events income	76,354	142,457	270,294

	301,986	568,354	487,126

Contract liabilities include short-term advances received under the contractual arrangements with customers. The increase in contract liabilities in 2021 was mainly due to the increase in prepayment received from customers in relation to the provision of internet leads generation and marketing services at the end of the year. The decrease in contract liabilities in 2022 was mainly due to the decrease in prepayments received from customers in relation to the provision of internet leads generation and marketing services at the end of the year.

20.	CONVERTIBLE LOANS

On 10 August 2020, the Company issued a convertible loan of US$4,000,000 (“2020 Convertible Loan”) to a company controlled by a shareholder with significant influence over the Company which had the maturity of 12 months with coupon rate of 12% per annum. The 2020 Convertible Loan, together with all accrued interest, are convertible into ordinary shares of the Company at any time prior to repayment of the loan or on the maturity date of the convertible loan at the option of lender of the convertible loan.

On 14 October 2021, pursuant to an amendment and restatement agreement, the 2020 Convertible Loan was extended for a period of 12 months with the principal amount on the extended convertible loan (“Extended Convertible Loan”) being the principal amount plus the accrued interest of the 2020 Convertible Loan. The Extended Convertible Loan did not have any coupon, but had an exit premium and an establishment fee of 20% and 3% respectively on the principal of the loan payable by the Company upon the maturity or early repayment of the Extended Convertible Loan upon the exercise of redemption right by the loan holders upon

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	CONVERTIBLE LOANS (continued)

the occurrence of certain capital events. The redemption right is accounted for as an embedded derivative and bifurcated from the financial liability host contract.

For both 2020 Convertible Loan and Extended Convertible Loan, the loan holders may convert all or any portion of the outstanding loan at a conversion price of US$10,000 per ordinary share and this conversation option is accounted for as an equity component which is assessed to be immaterial.

On 27 April 2022, pursuant to the convertible loan note purchase agreement, the Company issued other convertible loans with the total principal amount of US$37,017,318, including an aggregate principal amount of US$19,383,318 being issued to shareholders and companies controlled by a shareholder with significant influence over the Company, and key management personnel, with maturity period of 4 years (“2022 Convertible Loan”) to replace the Extended Convertible Loan and the unsettled bridge loan (see note 21) with their respective accrued and unpaid finance costs, as well as for additional cash proceeds of US$12,656,069. The convertible note issued in 2022 had the coupon rates of 9% per annum, 10% per annum, 11% per annum and 12% per annum for each of the 1st to 4th anniversary of the issuing of convertible loan respectively. The 2022 Convertible Loan would be convertible into preference shares or ordinary shares of the Company upon certain capital and fund raising events on a variable conversion price which depended on the price of shares offered by the Company to the investors in such capital and fund raising event. The conversion option is accounted for as an embedded derivative and bifurcated from the financial liability host contract.

(a)	The movements of 2020 Convertible Loan are as follows:

2021
US$

As at 1 January	4,123,563
Finance costs	377,478
Extinguished during the year	(4,501,041)

As at 31 December	—

(b)	The movements of the liability component and derivative component from the redemption right of the Extended Convertible Loan are as follows:

Extended Convertible Loan - liability component

	2022	2021
	US$	US$

As at 1 January	4,294,265	—
Issued during the year	—	3,956,714
Finance costs	506,327	337,551
Extinguished during the year	(4,800,592)	—

As at 31 December	—	4,294,265

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	CONVERTIBLE LOANS (continued)

Extended Convertible Loan - derivative component

	2022	2021
	US$	US$

As at 1 January	589,731	—
On initial recognition	—	544,327
Change in fair value	145,957	45,404
Extinguished during the year	(735,688)	—

As at 31 December	—	589,731

(c)

On 14 October 2022, the conversion price of the 2022 Convertible Loan was amended and the 2022 Convertible Loan was then fully converted into 15,488,498 Preference Shares of the Company. The movements of the liability component and derivative component from the conversion feature of the 2022 Convertible Loan are as follows:

2022 Convertible Loan - liability component

2022
US$

As at 1 January	—
Issued during the year	26,993,304
Finance costs	2,387,723
Converted during the year	(29,381,027)

As at 31 December	—

2022 Convertible Loan - derivative component

2022
US$

As at 1 January	—
On initial recognition	10,024,014
Change in fair value	158,548
Exercised during the year	(10,182,562)

As at 31 December	—

During the year ended 31 December 2022, the Group used the market approach to determine the underlying equity value of the Company and the binomial option pricing model to determine the fair values of the derivative components, which represented the conversion feature, of the convertible loans on initial and on the date of conversion. The following table lists the inputs to the model used for the year ended 31 December 2022:

2022

Risk-free rate (%)	2.8 – 4.5
Volatility (%)	62
Dividend yield (%)	—

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	CONVERTIBLE LOANS (continued)

2022 Convertible Loan - derivative component (continued)

During the year ended 31 December 2021, the Group used the discounted cash flow model to determine the fair values of the derivative components, which represented the redemption feature, of the Extended Convertible Loans on initial recognition and at the end of the reporting period for the year ended 31 December 2021. The following table lists the inputs to the model used for the year ended 31 December 2021:

2021

Discount rates (%)	39.9 – 40.4

If discount rate had increased/decreased by 1% as of 31 December 2021, with all other variables held constant, the increase/decrease in the fair value of derivative component of the convertible loan would approximately amount to US$10,081 and US$10,237 respectively.

21.	INTEREST-BEARING BORROWINGS

Bridge loan

On 28 September 2021, the Company entered into a bridge loan facility agreement with the total commitment of US$26,000,000 in which US$6,000,000 was contributed by a company controlled by a shareholder with significant influence over the Company, and key management personnels of the Company. The bridge loan would be released to the Company from an escrow account in 12 instalments and have a maturity period of 12 months from the utilisation date of the facility. The bridge loan did not have any coupon, but had a facility fee of 3% on the total commitment of the facility paid upfront and an exit premium of 20% on the total commitment of the facility payable by the Company upon the maturity or early repayment of the bridge loan upon the exercise of redemption right by the lenders upon the occurrence of certain capital events. The bridge loan contains two components: a liability component and an embedded derivative in respect of the embedded redemption option.

The movements of the liability and derivative components of the bridge loan are as follows:

Bridge loan - liability component

	2022	2021
	US$	US$

As at 1 January	12,274,215	—
Drawdown during the year	6,756,665	11,337,278
Finance costs	4,074,175	936,937
Repaid during the year	(7,374,346)	—
Settled during the year	(15,730,709)	—

As at 31 December	—	12,274,215

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	INTEREST-BEARING BORROWINGS (continued)

Bridge loan (continued)

Bridge loan - derivative component

	2022	2021
	US$	US$

As at 1 January	1,551,677	—
On initial recognition	842,181	1,418,222
Change in fair value	835,433	133,455
Exercised during the year	(3,229,291)	—

As at 31 December	—	1,551,677

As at 31 December 2021, bridge loan, including liability component and derivative component, with carrying amount of approximately US$3,191,000 was due from a shareholder and a company controlled by a shareholder with significant influence over the Company, and key management personnel.

The Group used the discounted cash flow method to determine the fair value of the redemption option granted to the lenders of the bridge loan on initial recognition and at the end of the reporting period. The following table lists the inputs to the model used for the years ended 31 December 2022 and 31 December 2021:

	2022	2021

Discount rates (%)	—	34.5 – 35.2

If discount rates had increased/decreased by 1% as of 31 December 2021, with all other variables held constant, the increase/decrease in the fair value of derivative component of the bridge loan would approximately amount to US$32,319 and US$32,811 respectively.

Loan note

Pursuant to the loan note purchase agreement date 14 October 2022 and the amendment to the agreement dated 21 December 2022, the Company issued loan notes of US$22,397,271, in which US$17,400,000 was contributed by shareholders with significant influence over the Company and key management personnel of the Company, with coupon rate of 25% per annum paid in kind and a maturity period of 5 years. Class C Warrants of the Company were issued to the subscribers of the loan notes and one of the subscribers was also granted by the Company a 3-year option for the additional subscription of US$5,000,000 loan notes with the terms set out in these agreements while no option was exercised during the year ended 31 December 2022. Thus, the loan note transaction contains three components: a liability component and two freestanding derivatives in respect of the option for additional subscription of loan notes, and the Class C Warrants issued (see note 22).

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	INTEREST-BEARING BORROWINGS (continued)

Loan note (continued)

The movements of financial liability and derivatives of the loan notes and derivatives issued during the year are as follows:

Loan notes – liability component

2022
US$

As at 1 January	—
Issued during the year	7,959,134
Finance costs	786,058

As at 31 December	8,745,192

Freestanding derivatives for additional subscription options

2022
US$

As at 1 January	—
On initial recognition	2,796,131

As at 31 December	2,796,131

As at 31 December 2022, loan note and the freestanding derivatives, with carrying amount of approximately US$9,299,000 were held by shareholders with significant influence over the Company and key management personnel of the Company.

The Group used the market approach to determine the underlying equity value of the Company, and binomial option pricing model to determine the fair value of the option for additional subscription of loan notes and the fair values of the Class C Warrants issued on initial recognition and at the end of the reporting period. The following table lists the inputs to the model used for the year ended 31 December 2022:

2022

Risk-free rate (%)	4.06 - 4.63
Volatility (%)	61 - 62
Dividend yield (%)	—

The Group considered there is no material impact on the fair value of the derivative components of the loan note resulting from a percentage change in the volatility as of 31 December 2022 (2021: Nil).

22.	WARRANT LIABILITIES

On 14 October 2022, the Company issued 12,040,542 Class A-1 Warrants of exercise price US$2.9899 per warrant, 4,013,516 Class A-2 Warrants of exercise price US$5.9798 per warrant and 4,013,516 Class A-3 Warrants of exercise price US$8.9697 per warrant to shareholders which entitles the holders to subscribe to a total of 20,067,574 Class A Ordinary Shares in the capital of the Company. The exercise prices of the warrants are subject to adjustments upon occurrence of the various adjustment events. The exercise periods

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

22.	WARRANT LIABILITIES (continued)

of these warrants were from the date of issuance to the 5th anniversary of such issuance date. No Class A Warrant was exercised during the year ended 31 December 2022.

On 14 October 2022 and 21 December 2022, the Company issued 27,179,790 Class C Warrants of exercise price US$0.0001 to shareholders, key management personnels and third parties which entitles the holders to subscribe to 27,179,790 Class C Ordinary Shares in the capital of the Company. The exercise price of the warrants is subject to adjustments upon occurrence of the various adjustment events. The exercise period of these warrants from the date of issuance to the 5th anniversary of such issuance date. No Class C Warrant was exercised during the year ended 31 December 2022.

The movements in Class A and Class C Warrants during the year are as follows:

	Class A Warrants	Class C Warrants	Total
	US$	US$	US$

At 1 January 2022	—	—	—
Issued during the year	845,593	11,642,006	12,487,599
Changes in fair value	(38,454)	—	(38,454)

At 31 December 2022	807,139	11,642,006	12,449,145

As at 31 December 2022, Class A Warrants with carrying amount of approximately US$208,891 were held by a shareholder with significant influence over the Company and key management personnel of the Company, and Class C Warrants with carrying amount of approximately US$8,848,000 were held by shareholders with significant influence over the Company and key management personnel of the Company.

The Group has used the market approach to determine the underlying equity value of the Company and adopted the binomial option pricing model to determine the fair values of the Class A Warrants on initial recognition and at the end of the reporting period. The methodology and inputs to determine the fair values of the Class C Warrants were disclosed in note 21. The following table lists the inputs to the models used to determine the fair value of Class A Warrants for the year ended 31 December 2022:

2022

Risk-free rate (%)	4.06 - 4.33
Volatility (%)	61 - 62
Dividend yield (%)	—

If volatility had increased/decreased by 1% as of 31 December 2022, with all other variables held constant, the increase/decrease in the fair value of warrants would approximately amount to US$50,345 and US$48,659 respectively (2021: Nil).

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

23.	PROVISIONS

	2022	2021
	US$	US$

Provision for reinstatement costs	100,483	68,733
Provision for defined benefit obligations	101,913	115,532

As at 31 December	202,396	184,265

Provision for reinstatement costs
As at 1 January	68,733	68,062
Additional provision	26,327	—
Remeasurement of lease modifications	2,231	(458)
Increase in discounted amounts arising from the passage of time	4,184	2,320
Exchange realignment	(992)	(1,191)

As at 31 December	100,483	68,733

Portion classified as current liabilities	(66,118)	(68,733)

Non-current portion	34,365	—

The Group has certain leases of office properties with clauses of reinstatement of alteration at the end of these leases. The provision for the reinstatement costs of these office properties was estimated based on reinstatement quotes obtained by the Group.

Provision for defined benefit obligations

The Group made provisions for defined benefit obligations in respect of termination benefit and pursuant to applicable labor laws in corresponding jurisdictions. According to the law, employees are entitled to termination benefit upon dismissal or retirement.

The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and discount rates. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on government bonds with a term that is consistent with the estimated term of the termination benefit obligation.

The most recent actuarial valuations of the estimated liabilities for employee benefits were carried for the year ended 31 December 2022 and 31 December 2021 by E. M. Zalamea Actuarial Services, Inc. for the Group’s subsidiaries in the Philippines using the projected unit credit actuarial valuation method.

The principal actuarial assumptions used as at the end of the reporting period are as follows:

	2022	2021
Discount rate (%)	7.39 - 7.41	5.21 - 5.23
Expected rate of salary increases (%)	6.00	6.00

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

23.	PROVISIONS (continued)

Provision for defined benefit obligations (continued)

A quantitative sensitivity analysis for significant assumptions as at the end of the reporting period is shown below:

	Increase in rate	Increase/ (decrease) in defined benefit obligations	Decrease in rate	Increase/ (decrease) in defined benefit obligations
	%	US$	%	US$

2022
Discount rate	1	(17,571)	1	22,380
Future annual salary increases	1	22,477	1	(17,927)

2021
Discount rate	1	(22,667)	1	29,564
Future annual salary increases	1	29,007	1	(22,710)

The sensitivity analysis estimates the impact on defined benefit obligations from reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analysis is based on changing one assumption at a time, keeping all other assumptions constant, and it may not be representative of an actual change in the defined benefit obligations as it is unlikely that changes in assumptions would occur in isolation from one another.

The total expenses recognised in the consolidated statement of profit or loss in respect of the plan are as follows:

	2022	2021
	US$	US$

Current service cost	69,689	152,091
Interest cost	5,687	4,188

Net benefit expenses recognised in general, administrative and other operating expenses	75,376	156,279

The movements in the defined benefit obligations are as follows:

	2022	2021
	US$	US$

At 1 January	115,532	—
Current service cost	69,689	152,091
Interest cost	5,687	4,188
Benefits paid	(14,402)	—
Remeasurement gains credited to other comprehensive income arising from:
Changes in financial assumptions	(37,030)	(31,072)
Experience adjustments	(28,221)	(5,157)
Exchange realignment	(9,342)	(4,518)

At 31 December	101,913	115,532

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	DEFERRED TAX LIABILITIES

The movements in deferred tax liabilities during the year are as follows:

	Provision for defined benefit obligations	Fair value adjustments arising from acquisition of a subsidiary	Depreciation allowance in excess of related depreciation	Total
	US$	US$	US$	US$
At 1 January 2021	—	(330,359)	(1,069)	(331,428)
Deferred tax credited/(charged) to profit or loss	—	40,597	(2,555)	38,042
Deferred tax charged to other comprehensive income	(8,937)	—	—	(8,937)
Exchange realignment	336	5,424	28	5,788

At 1 January 2022	(8,601)	(284,338)	(3,596)	(296,535)
Deferred tax credited/(charged) to profit or loss	—	281,791	(1,496)	280,295
Deferred tax charged to other comprehensive income	(23,148)	—	—	(23,148)
Exchange realignment	1,290	2,547	11	3,848

At 31 December 2022	(30,459)	—	(5,081)	(35,540)

25.	SHARE CAPITAL

	2022	2021
	US$	US$

Authorised:
95,900,000 Class A Ordinary Shares of US$0.0001 each	9,590	—
2,100,000 Class B Ordinary Shares of US$0.0001 each	210	—
37,700,000 Class C Ordinary Shares of US$0.0001 each	3,770	—
18,300,000 Class D Ordinary Shares of US$0.0001 each	1,830	—
16,000,000 Preference Shares of US$0.0001 each	1,600	—

31,400,000 Ordinary Shares of US$0.0001 each	—	3,140
10,000,000 Seed Preference Shares of US$0.0001 each	—	1,000
10,000,000 Series A Preference Shares of US$0.0001 each	—	1,000
700,000 Series B Preference Shares of US$0.0001 each	—	70
700,000 Series B-1 Preference Shares of US$0.0001 each	—	70

	17,000	5,280

Issued and fully paid:
2,655,171 Class A Ordinary Shares of US$0.0001 each	265	—
2,058,932 Class B Ordinary Shares of US$0.0001 each	206	—
15,488,498 Preference Shares of US$0.0001 each	1,549	—

703,041 Ordinary Shares of US$0.0001 each	—	70
195,898 Seed Preference Shares of US$0.0001 each	—	20
963,750 Series A Preference Shares of US$0.0001 each	—	96
592,503 Series B Preference Shares of US$0.0001 each	—	59
199,979 Series B-1 Preference Shares of US$0.0001 each	—	20

	2,020	265

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Details of share capital for the year 31 December 2021 are as follows:

The Company’s authorised share capital was US$5,280, which was divided into 31,400,000 ordinary shares of US$0.0001 each, 10,000,000 Seed preference shares of US$0.0001 each, 10,000,000 Series A preference shares of US$0.0001 each, 700,000 Series B preference shares of US$0.0001 each and 700,000 Series B-1 preference shares of US$0.0001 each.

Ordinary Shares

The holders of ordinary shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholder meetings of the Company; and (iii) are entitled to capital upon liquidation of the Company after payments made to the holders of Series A preference shares, the holders of Series B preference shares, the holders of Series B-1 preference shares and the holders of Seed preference shares of the Company.

Seed Preference Shares

The holders of Seed preference shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholders’ meetings of the Company; (iii) capital upon liquidation of the Company before the holders of ordinary shares but after the holders of Series A preference shares, the holders of Series B preference shares and the holders of Series B-1 preference shares of the Company; and (iv) convert their Seed preference shares into ordinary shares of the Company at their discretion.

Series A Preference Shares

The holders of Series A preference shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholders’ meetings of the Company; (iii) capital upon liquidation of the Company before the holders of ordinary shares and Seed preference shares but after the holders of Series B preference shares and the holders of Series B-1 preference shares of the Company; and (iv) convert their Series A preference shares into ordinary shares of the Company at their discretion.

Series B Preference Shares

The holders of Series B preference shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholders’ meetings of the Company; (iii) capital upon liquidation of the Company before the holders of ordinary shares, Seed preference shares and Series A preference shares but after the holders of Series B-1 preference shares of the Company; and (iv) convert their Series B preference shares into ordinary shares of the Company at their discretion.

Series B-1 Preference Shares

The holders of Series B-1 preference shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholders’ meetings of the Company; (iii) capital upon liquidation of the Company before the holders of ordinary shares, Seed preference shares, Series A preference shares and Series B preference shares of the Company; and (iv) convert their Series B-1 preference shares into ordinary shares of the Company at their discretion.

Seed Preference Shares, Series A Preference Shares, Series B Preference Shares and Series B-1 Preference Shares were classified as equity since they are non-redeemable and any dividends are discretionary.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Pursuant to a written resolution passed on 14 October 2022:

•

The authorised share capital of the Company increased from US$5,280 to US$19,500, by the creation of 82,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 2,100,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, 27,100,000 Class C Ordinary Shares of a nominal or par value of US$0.0001 each, 15,000,000 Class D Ordinary Shares of a nominal or par value of US$0.0001 each and 16,000,000 Preference Shares of a nominal or par value of US$0.0001 each;

•

The issued and fully paid Ordinary Shares, Seed Preference Shares, Series A Preference Shares, Series B Preference Shares and Series B-1 Preference Shares (collectively, the “Existing Shares”) were automatically and compulsorily repurchased by the Company in exchange for the issuance of 2,655,171 Class A Ordinary Shares to the holders of the Existing Shares;

•	The Company created and issued 20,067,574 Class A Warrants to subscribe to 20,067,574 Class A Ordinary Shares in the capital of the Company to the holders of the Existing Shares;

•	The Company issued 15,488,498 Preference Shares in exchange for settling all of the Company’s 2022 Convertible Loan and the corresponding accrued interest amounts;

•

The Company allotted and issued 2,058,932 Class B Ordinary Shares of the Company of US$0.0001 each to a company controlled by a shareholder with significant influence over the Company as non-cash consideration for the company’s assistance as the lead subscriber for the structuring of loan note purchase (see note 21) and other arrangements;

•

The Company created 24,050,249 Class C Warrants, of which 12,823,301 Class C Warrants were issued to the holders of the Class B Ordinary Shares to subscribe to 12,823,301 Class C Ordinary Shares in the capital of the Company.

Pursuant to a written resolution passed on 21 December 2022:

•

The authorised share capital of the Company decreased from US$19,500 to US$17,000, by the (i) the cancellation of 31,400,000 authorised but unissued Ordinary Shares of a nominal or par value of US$0.0001 each, (ii) the cancellation of 10,000,000 authorised but unissued Seed Preference Shares of a nominal or par value of US$0.0001 each, (iii) the cancellation of 10,000,000 authorised but unissued Series A Preference Shares of a nominal or par value of US$0.0001 each, (iv) the cancellation of 700,000 authorised but unissued Series B Preference Shares of a nominal or par value of US$0.0001 each, (v) the cancellation of 700,000 authorised but unissued Series B-1 Preference Shares of a nominal or par value of US$0.0001 each, (vi) the creation of 13,900,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each having the rights; (vii) the creation of 10,600,000 Class C Ordinary Shares of a nominal or par value of US$0.0001 each; and (viii) the creation of 3,300,000 Class D Ordinary Shares of a nominal or par value of US$0.0001 each;

•

The Company created 3,916,379 additional Class C Warrants to subscribe to 3,916,379 Class C Ordinary Shares in the capital of the Company and issued 14,356,489 Class C Warrants to subscribe to 14,356,489 Class C Ordinary Shares to holders of the loan notes.

Up to 31 December 2022, the Company has created 27,966,628 Class C Warrants in total, and had 27,179,790 Class C Warrants issued and outstanding.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Class A Ordinary Shares

The holders of Class A Ordinary Shares are entitled to (i) one vote for each share at shareholder meeting of the Company; and (ii) capital upon liquidation, winding up or dissolution of the Company ratably among the holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares after payments made to the holders of Preference Shares of the Company; and (iii) receive dividends, which are at the discretion of the board of directors of the Company, pro rata among the holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares.

Class B Ordinary Shares

The holders of Class B Ordinary Shares are entitled to (i) two votes for each share at shareholder meeting of the Company; (ii) capital upon liquidation, winding up or dissolution of the Company ratably among the holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares after payments made to the holders of Preference Shares of the Company; and (iii) receive dividends, which are at the discretion of the board of directors of the Company, pro rata among the holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares. Class B Ordinary Shares are subject to (i) automatic conversion to Class A Ordinary Shares on a 1:1 ratio immediately prior to closing of a capital markets transaction or trade sale or (ii) automatic conversion to Class C Ordinary Shares on a 1:1 ratio immediately upon the full or partial exercise of the Class C Warrants held by the holder of those Class B Ordinary Shares.

Class C Ordinary Shares

The holders of Class C Ordinary Shares are entitled to (i) ten votes for each share at shareholder meeting of the Company; (ii) capital upon liquidation, winding up or dissolution of the Company ratably among the holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares after payments made to the holders of Preference Shares of the Company; and (iii) receive dividends, which are at the discretion of the board of directors of the Company, pro rata among the holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares; Class C Ordinary Shares are subject to automatic conversion to Class A Ordinary Shares on a 1:1 ratio immediately prior to closing of a capital markets transaction or trade sale.

Class D Ordinary Shares

The holders of Class D Ordinary Shares are entitled to (i) capital upon liquidation, winding up or dissolution of the Company ratably among the holders of the Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares; and (ii) receive dividends, which are at the discretion of the board of directors of the Company, pro rata among the holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares. Class D Ordinary Shares are subject to automatic conversion to Class A Ordinary Shares on a 1:1 ratio immediately prior to closing of a capital markets transaction or trade sale.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Preference Shares

The holders of Preference Shares are entitled to (i) the number of votes equal to the number of Class A Ordinary Shares into which the Preference Shares could then be converted at shareholder meeting of the Company; (ii) capital upon liquidation, winding up or dissolution of the Company before holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares; (iii) receive fixed cumulative dividends which are at the discretion of the board of directors of the Company in preference to the holders of Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares; and (iv) conversion to Class A Ordinary Shares based on the applicable conversion price at the time of conversion. Preference Shares are subject to automatic conversion to Class A Ordinary Shares based on the applicable conversion price immediately prior to closing of an capital markets transaction or trade sale.

Preference Shares are classified as equity since they are non-redeemable and any dividends are discretionary.

Shares Options

Details of the Company’s share option scheme and the share options issued under the scheme are included in note 26 to the financial statements.

26.	SHARE-BASED PAYMENTS

Equity-settled share-based payment transactions - share option scheme

During the year ended 31 December 2015, the Board of Directors of the Company approved the 2015 Equity Plan, which is administrated by the Board of Directors. The Company operates the share option scheme primarily for the purpose of providing incentives and rewards to eligible participants (including key management and other employees of the Group) who contribute to the long-term growth and profitability of the Group. Eligible participants of the share option scheme are granted options to subscribe for ordinary shares of the Company (the “Share Options”). The Share Options granted typically have a term of ten years and vest over one to five years based on continued services. Certain of the Share Options have market conditions which are taken into account in the determination of the fair value of such options as at the date of grant. Any unvested Share Options will vest in full and be cashed out at an amount according to the terms set out in the grant letters upon the occurrence of certain triggering events which the Company considered not probable.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

26.	SHARE-BASED PAYMENTS (continued)

Equity-settled share-based payment transactions - share option scheme (continued)

A summary of the movements in the number of Share Options held by key management personnel of the Group which were granted in respect of their services rendered to the Group during the year is as follows:

	2022		2021
	Weighted average exercise price US$	Number of options	Weighted average exercise price US$	Number of options
	per share		per share

At 1 January	86.44	471,325	87.77	239,652
Granted during the year	—	—	85.07	231,673
Cancelled during the year	86.44	(471,325)	—	—

At 31 December	—	—	86.44	471,325

During the year ended 31 December 2022, all the share options granted were cancelled and the existing share option scheme were terminated for no consideration. The amount of approximately US$6,023,000 that would have been recognised for services received over the remainder of the vesting period was therefore recognised immediately in employee benefit expenses during the year ended 31 December 2022.

During the year ended 31 December 2022 and 2021, no share option was exercised at no consideration. The range of exercise prices and the remaining contractual life of the Share Options held by key management personnel of the Group outstanding as at the end of the reporting period are as follows:

	Remaining contractual life (years)	Range of exercise prices US$ per share	Number of Share Options

2022	—	—	—
2021	4 - 9	42.56 - 162.53	471,325

The fair value of equity-settled Share Options granted during the year ended 31 December 2021 was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Dividend yield (%)	—
Risk-free interest rate (%)	0.93
Exit rate (%)	25
Exercise multiples (%)	280
Volatility (%)	42
Expected life of options (years)	10
Fair value of underlying Ordinary Share (US$ per share)	151.40

The Company estimated the expected volatility based on the historical volatility of similar companies that are publicly-traded given the Company has been a private company that lacks information on share price volatility. The Company selected companies with similar characteristics, including invested capital’s value, business model, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual lives of the Company’s options. Further, the expected dividend yield was determined to be 0% since the Company historically did not declare or pay dividends nor does it plan to do so in the foreseeable future. The Company also estimated the risk-free interest rates based the yield of U.S. Treasury Strips with maturity life equal to the contractual lives of the options of 10 years. The estimated fair

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

26.	SHARE-BASED PAYMENTS (continued)

Equity-settled share-based payment transactions - share option scheme (continued)

value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser.

Equity-settled Transactions – Others

On 14 October 2022, The Company allotted and issued 2,058,932 Class B Ordinary Shares of the Company of US$0.0001 each for non-cash consideration as the compensation to a company controlled by a shareholder the Company for its assistance as the lead subscriber for the structuring of loan note purchase (see note 21) and other arrangements. The Company measured the fair value of services received as consideration for Class B Ordinary Shares of the Company indirectly, by reference to the fair value of the equity instruments granted which was US$882,115.

The Company has used the market approach to determine the underlying equity value of the Company and thus the fair value of Class B Ordinary Shares. The significant assumptions used in this analysis include, but are not limited to, the derived multiples from comparable companies and other market data. The selection of comparable businesses is based on similar characteristics of the business in which the reporting unit operates giving consideration to risk profiles, size, geography, and diversity of products and services.

27.	RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on page F-5 of the financial statements.

The capital and other reserves mainly represented certain adjustments to equity arising from a group reorganization and the acquisition of non-controlling interests.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

28.	NOTES TO THE STATEMENTS OF CASH FLOWS

(a)	Changes in liabilities arising from financing activities

2022

	Loan note	Convertible loan	Bridge loan	Lease liabilities
	US$	US$	US$	US$

At 31 December 2021	—	4,294,265	12,274,215	486,678
Changes from financing cash flows	22,397,271	12,656,069	610,000	(873,308)
New leases	—	—	—	1,237,069
Remeasurement on lease modifications	—	—	—	(64,390)
Finance costs accrued	786,058	2,894,050	4,074,175	42,130
Interest paid classified as operating cash flows	—	—	—	(42,130)
Recognition of warrant liabilities	(11,642,006)	—	—	—
Initial recognition of derivative financial instruments	(2,796,131)	(10,024,014)	(842,181)	—
Derecognition of derivative financial instruments	—	735,688	3,229,291	—
Issuance of convertible loan for settlement of bridge loan	—	18,960,000	(18,960,000)	—
Conversion to Preference Shares	—	(29,381,027)	—	—
Other non-cash transactions	—	(135,031)	(385,500)	—
Exchange realignment	—	—	—	(362)

At 31 December 2022	8,745,192	—	—	785,687

2021

	Convertible loan	Bridge loan	Lease Liabilities
	US$	US$	US$

At 31 December 2020	4,123,563	—	1,116,912
Changes from financing cash flows	—	13,150,000	(785,494)
Remeasurement on lease modifications	—	—	206,250
Initial recognition of derivative financial instruments	(544,327)	(1,418,222)	—
Finance costs accrued	715,029	936,937	48,171
Interest paid classified as operating cash flows	—	—	(48,171)
Other non-cash transactions	—	(394,500)	—
Exchange realignment	—	—	(50,990)

At 31 December 2021	4,294,265	12,274,215	486,678

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

28.	NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(b)	Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	2022	2021
	US$	US$

Within operating activities	39,188	44,638
Within financing activities	658,721	727,119

	697,909	771,757

29.	RELATED PARTY TRANSACTIONS

In addition to the transactions, arrangements and balances detailed elsewhere in these financial statements, the Group had the following transactions with companies controlled by a shareholder with significant influence over the Company and key management personnel on agreed terms between the relevant parties during the year ended 31 December 2022 and 2021:

	2022	2021
	US$	US$
Finance costs on bridge loan
- Key management personnel	97,428	36,036
- A company controlled by a shareholder with significant influence over the Company	487,140	180,180
Finance costs on convertible loans
- Key management personnel	77,403	—
- Companies controlled by a shareholder with significant influence over the Company	1,679,203	715,029
Finance costs on loan notes
- Key management personnel	1,590	—
- Companies controlled by a shareholder with significant influence over the Company	744,727	—
Revenue earned from companies controlled by a shareholder with significant influence over the Company
- Internet leads generation and marketing service income	197,835	100,633
- Insurance commission income	93,593	3,100
- Marketing income	32,398	3,721
Share-based payment expenses included in general, administrative and other operating expenses (note 26)	882,115	—

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

2022

Financial assets at amortised cost

2022
US$

Accounts receivable	9,684,035
Financial assets included in deposits and other receivables	703,399
Pledged bank deposits	195,883
Cash and cash equivalents	24,077,695

34,661,012

Financial liabilities

	Financial liabilities at fair value through profit or loss - designated as such upon initial recognition	Financial liabilities at amortised cost	Total
	US$	US$	US$

2022
Accounts payable	—	16,653,695	16,653,695
Other derivative financial instruments	2,796,131	—	2,796,131
Warrant liabilities	12,449,145	—	12,449,145
Lease liabilities	—	785,687	785,687
Financial liabilities included in other payables and accruals	—	4,513,530	4,513,530
Loan note	—	8,745,192	8,745,192

	15,245,276	30,698,104	45,943,380

2021

Financial assets at amortised cost

2021
US$

Accounts receivable	15,388,068
Financial assets included in deposits and other receivables	739,885
Pledged bank deposits	185,108
Cash and cash equivalents	9,190,286

25,503,347

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS BY CATEGORY (continued)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

Financial liabilities

	Financial liabilities at fair value through profit or loss - designated as such upon initial recognition US$	Financial liabilities at amortised cost US$	Total US$

2021
Accounts payable	—	16,167,710	16,167,710
Other derivative financial instruments	2,141,408	—	2,141,408
Lease liabilities	—	486,678	486,678
Financial liabilities included in other payables and accruals	—	5,126,348	5,126,348
Convertible loan	—	4,294,265	4,294,265
Bridge loan	—	12,274,215	12,274,215

	2,141,408	38,349,216	40,490,624

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments are cash and cash equivalents, pledged bank deposits, convertible loan, interest-bearing borrowings, other derivative financial instruments and warrant liabilities. The main purpose of these financial instruments is to finance for the Group’s operations. The Group has various other financial assets and liabilities such as accounts receivable, other receivables, deposits, accounts payable, lease liabilities and financial liabilities included in other payables and accruals, which mainly arise directly from its operations.

It is, and has been throughout the year under review, the Group’s policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group’s financial instruments are credit risk, liquidity risk and foreign currency risk. Management reviews and agrees policies for managing each of these risks and they are summarised below.

Credit risk

The Group trades mainly with recognised and creditworthy third parties. Customers who wish to trade on credit terms are normally subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis.

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk (continued)

Maximum exposure and year-end staging (continued)

undue cost or effort, and year-end staging classification as at 31 December. The amounts presented are gross carrying amounts for financial assets.

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	US$	US$	US$	US$	US$
31 December 2022
Accounts receivable*	—	—	—	9,807,667	9,807,667
Contract assets*	—	—	—	11,140,109	11,140,109
Financial assets included in deposits and other receivables
- Normal**	764,611	—	—	—	764,611
Pledged bank deposits
- Not yet past due	195,883	—	—	—	195,883
Cash and cash equivalents
- Not yet past due	24,077,695	—	—	—	24,077,695

	25,038,189	—	—	20,947,776	45,985,965

31 December 2021
Accounts receivable*	—	—	—	15,535,868	15,535,868
Contract assets*	—	—	—	8,606,072	8,606,072
Financial assets included in deposits and other receivables
- Normal**	742,082	—	—	—	742,082
Pledged bank deposits
- Not yet past due	185,108	—	—	—	185,108
Cash and cash equivalents
- Not yet past due	9,190,286	—	—	—	9,190,286

	10,117,476	—	—	24,141,940	34,259,416

*	For accounts receivable and contract assets to which the Group applies the simplified approach for impairment, information is disclosed in notes 14 and 15 to the financial statements.

**

The credit quality of financial assets included in deposits and other receivables is considered to be “normal” when it is not past due and there is no information indicating that the financials had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

Liquidity risk

The Group monitors its risk to a shortage of funds and considers the maturity of both its financial liabilities and financial assets and projected cash flows from operations. The Group’s objective is to ensure there are adequate funds to meet its liquidity requirements in the short and longer terms.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Liquidity risk (continued)

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

	Within 1 year or on demand	1 to 5 years	Total
	US$	US$	US$

2022
Lease liabilities	523,206	300,092	823,298
Accounts payable	16,653,695	—	16,653,695
Financial liabilities included in other payables and accruals	4,513,530	—	4,513,530
Loan note	—	68,351,047	68,351,047

	21,690,431	68,651,139	90,341,570

2021
Lease liabilities	491,874	4,115	495,989
Accounts payable	16,167,710	—	16,167,710
Financial liabilities included in other payables and accruals	5,126,348	—	5,126,348
Bridge loan	15,780,000	—	15,780,000
Convertible loan	5,536,280	—	5,536,280

	43,102,212	4,115	43,106,327

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign exchange rates.

The Group operates across Asia and is exposed to foreign exchange risk arising from foreign currency transactions. The Group’s operating units may have financial instruments denominated in currencies other than their respective functional currencies. They are therefore exposed to foreign currency risk, as the value of the financial instruments denominated in other currencies will fluctuate due to changes in exchange rates. The Group does not hedge foreign currency exposures.

The Group’s senior management monitors and manages the Group’s foreign currency risk exposure position on an ongoing basis, and considers hedging significant foreign currency exposure should the need arise.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the SGD, TWD, MYR, PHP, THB and IDR exchange rates, with all other variables held constant, of the Group’s loss before tax. As HK$ is pegged to US$, the directors of the Company anticipate that there will be no significant movements in the US$/HK$ exchange rates and the exposure on US$ will not be material.

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign currency risk (continued)

	2022		2021

	Increase/ (decrease) in foreign exchange rate	Increase/ (decrease) in loss after tax	Increase/ (decrease) in foreign exchange rate	Increase/ (decrease) in loss after tax
		US$		US$
SGD	3%	(1,556,060)	3%	(1,513,596)
	(3)%	1,556,060	(3)%	1,513,596
TWD	3%	(473,641)	3%	(424,475)
	(3)%	473,641	(3)%	424,475
MYR	3%	(372,744)	3%	(342,038)
	(3)%	372,744	(3)%	342,038
PHP	3%	(489,293)	3%	(420,539)
	(3)%	489,293	(3)%	420,539
THB	3%	(327,939)	3%	(299,901)
	(3)%	327,939	(3)%	299,901
IDR	3%	(181,853)	3%	(177,851)
	(3)%	181,853	(3)%	177,851

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2022 and 31 December 2021.

32.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The Group’s management is responsible for determining the policies and procedures for the fair value measurement of financial instruments. At each reporting date, management analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by management.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management has assessed that the carrying amounts of financial assets included in accounts receivable, financial assets included in deposits and other receivables, cash and cash equivalents, pledged bank deposits, accounts payable, financial liabilities included in other payables and accruals, interest-bearing borrowings and lease liabilities reasonably approximate to their fair values largely due to the short term maturities/no fixed terms of repayment of these instruments or because the effect of discounting not reflected in the carrying amounts of these instruments are not material. The fair values of the non-current portion of deposits, interest-bearing borrowings and lease liabilities have been calculated and assessed mainly by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities, as appropriate. The changes in fair value as a result of the Group’s own

COMPAREASIA GROUP CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

32.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

non-performance risk for interest-bearing borrowings and lease liabilities as at 31 December 2022 and 31 December 2021 were assessed to be insignificant.

The derivative financial instruments and warrant liabilities are initially recognised at fair value and are subsequently remeasured at fair value at the end of each reporting period. The fair value measurement of the derivative financial instruments and warrant liabilities are measured using significant unobservable inputs, as further detailed in notes 20, 21 and 22 to the financial statement, and categorised within Level 3 fair value measurement. During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for financial liabilities (2021: Nil). As at 31 December 2021 and 2022, the Group had no financial instrument measured at fair value which was categorised within Level 1 or Level 2 fair value measurement.

33.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic earnings per share amounts is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 1,560,199 (2021: 703,041) in issue during the year.

No adjustment has been made to the basic loss per share amounts presented for the years ended 31 December 2022 and 2021 in respect of a dilution as the impact of the warrants, preference shares, convertible loans and share options outstanding had an anti-dilutive effect on the basic earnings loss per share amounts presented.

The computation of basic and diluted loss per Class A and Class B ordinary share are the same as they have the same rights to participate in profits and are all treated as ordinary shares on an as converted basis.

34.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to the end of the reporting period, a business combination agreement was entered into by and among MoneyHero Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Bridgetown Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Bridgetown”), Gemini Merger Sub 1 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Bridgetown Merger Sub”), Gemini Merger Sub 2 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“CGCL Merger Sub”) and the Company, pursuant to which (i) Bridgetown shall merge with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company and remaining as a wholly-owned subsidiary of PubCo (the “Initial Merger”) and (ii) following the Initial Merger, CGCL Merger Sub shall merge with and into the Company, with the Company being the surviving company and becoming a wholly-owned subsidiary of PubCo (collectively with the Initial Merger and the other transactions contemplated by the business combination agreement, the “Business Combination”). Upon consummation of the Business Combination, PubCo will become a publicly traded corporation on Nasdaq Stock Market. The Business Combination has not been completed up to the date of the consolidated financial statements.

Subsequent to the end of the reporting period, the Company granted 10,012,851 share options to employees of the Company pursuant to the 2022 equity plan adopted by the Company on 16 December 2022.

35.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on [●].

BRIDGETOWN HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

	March 31, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets
Cash	$251,367	$23,399
Prepaid expenses	517,708	664,583

Total Current Assets	769,075	687,982
Marketable securities held in Trust Account	153,529,696	152,362,993

TOTAL ASSETS	$154,298,771	$153,050,975

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$3,892,496	$1,706,987
Advances from related party	2,668,398	2,218,398
Due to related party	400,000	400,000
Promissory Notes- related party	1,300,000	1,300,000

Total Current Liabilities	8,260,894	5,625,385
Warrant liabilities	4,532,618	3,153,966
Deferred underwriting fee payable	17,849,805	17,849,805

TOTAL LIABILITIES	30,643,317	26,629,156

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 200,000,000 authorized, 15,093,034 shares at approximately $10.17 and $10.09 redemption value at March 31, 2023 and December 31, 2022, respectively	153,529,696	152,362,993

SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 14,874,838 shares issued and outstanding at March 31, 2023 and December 31, 2022	1,487	1,487
Accumulated deficit	(29,875,729)	(25,942,661)

TOTAL SHAREHOLDERS’ DEFICIT	(29,874,242)	(25,941,174)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$154,298,771	153,050,975

The accompanying notes are an integral part of these unaudited condensed financial statements.

BRIDGETOWN HOLDINGS LIMITED

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended March 31,
	2023	2022
Formation and operating costs	$2,554,416	$351,203

Loss from operations	(2,554,416)	(351,203)
Other (expense) income:
Change in fair value of warrant liabilities	(1,378,652)	9,065,237
Interest earned on marketable securities held in Trust Account	1,166,703	66,267

Total other (expense) income, net	(211,949)	9,131,504

Net (loss) income	$(2,766,365)	$8,780,301

Basic and diluted weighted average shares outstanding of Class A ordinary shares	15,093,034	59,499,351

Basic and diluted net (loss) income per share, Class A ordinary shares	$(0.09)	$0.12

Basic and diluted weighted average shares outstanding of Class B ordinary shares	14,874,838	14,874,838

Basic and diluted net (loss) income per share, Class B ordinary shares	$(0.09)	$0.12

The accompanying notes are an integral part of these unaudited condensed financial statements.

BRIDGETOWN HOLDINGS LIMITED

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2023

	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Deficit	Deficit
Balance — January 1, 2023	—	$—	14,874,838	$1,487	$(25,942,661)	$(25,941,174)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(1,166,703)	(1,166,703)
Net loss	—	—	—	—	(2,766,365)	(2,766,365)

Balance — March 31, 2023	—	$—	14,874,838	$1,487	$(29,875,729)	$(29,874,242)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Deficit	Deficit
Balance — January 1, 2022	—	$—	14,874,838	$1,487	$(44,151,581)	$(44,150,094)
Net income	—	—	—	—	8,780,301	8,780,301

Balance — March 31, 2022	—	$—	14,874,838	$1,487	$(35,371,280)	$(35,369,793)

The accompanying notes are an integral part of these unaudited condensed financial statements.

BRIDGETOWN HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(2,766,365)	$8,780,301
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of warrant liabilities	1,378,652	(9,065,237)
Interest earned on marketable securities held in Trust Account	(1,166,703)	(66,267)
Changes in operating assets and liabilities:
Prepaid expenses	146,875	100,418
Accrued expenses	2,185,509	46,210

Net cash used in operating activities	(222,032)	(204,575)

Cash Flows from Financing Activities:
Advances from related party	450,000	500,000

Net cash provided by financing activities	450,000	500,000

Net Change in Cash	227,968	295,425
Cash — Beginning	23,399	156,127

Cash — Ending	$251,367	$451,552

The accompanying notes are an integral part of these unaudited condensed financial statements.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bridgetown Holdings Limited (the “Company,” “our Company,” “we,” or “us”) was incorporated in the Cayman Islands on May 27, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. While the Company may pursue a Business Combination target in any business or industry, the Company has focused the search on a target with operations or prospective operations in the technology, financial services, or media sectors in Southeast Asia. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

All activity through March 31, 2023 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, the Company’s search for and identification of a target for consummating a Business Combination. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The Registration Statement on Form S-1 initially filed with the U.S. Securities and Exchange Commission (“SEC”) on September 23, 2020 (File No. 333-249000), as amended (the “Registration Statement”) for the Initial Public Offering was declared effective on October 15, 2020. On October 20, 2020, the Company consummated the Initial Public Offering of 55,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares” and the warrants included in the Units sold, the “Public Warrants”) at $10.00 per Unit, generating gross proceeds of $550,000,000 (as discussed in Note 3).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants (the “Private Placement Warrants”, and together with the Public Warrants, the “warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Bridgetown LLC (the “Sponsor”), generating gross proceeds of $9,000,000 (as discussed in Note 4).

On October 29, 2020, in connection with the partial exercise of the underwriters’ over-allotment option, the Company consummated the sale of an additional 4,499,351 Units, at $10.00 per Unit, and the sale of an additional 449,936 Private Placement Warrants, at $1.50 per Private Placement Warrant, generating total gross proceeds of $45,668,412.

Transaction costs amounted to $26,628,771, consisting of $8,174,902 of underwriting fees, net of $2,724,968 reimbursed from the underwriters (as discussed in Note 5), $17,849,805 of deferred underwriting fees and $604,064 of other offering costs.

Following the closing of the Initial Public Offering on October 20, 2020 and the partial exercise of the underwriters’ over-allotment on October 29, 2020, an amount of $594,993,510 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement (as defined in Note 4) was placed in a Trust Account (the “Trust Account”), located in the United States and was initially invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, on October 13, 2022 the Company instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest bearing demand deposit account until the earlier of the consummation of the initial Business Combination or the Company’s liquidation, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq Capital Market requires that the Company’s Business Combination must be with one or more target businesses that have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of a definitive agreement in connection with the Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide the holders of its issued and outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company.

The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and net of taxes payable), divided by the number of then issued and outstanding Public Shares. The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, only if it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association of the Company currently in effect (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination. If,

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

however, shareholder approval of the transactions is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote any Founder Shares (as defined in Note 4) and Public Shares held by it in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

On October 13, 2022, the Company held an extraordinary general meeting in lieu of the 2022 annual general meeting of shareholders (the “2022 Shareholders Meeting”). At the 2022 Shareholders Meeting, the Company’s shareholders approved a proposal to extend the date by which the Company must consummate the Business Combination from October 20, 2022 (which was 24 months from the closing of the Initial Public Offering) to October 20, 2023 (or such earlier date as determined by the Company’s board of directors (the “Board of Directors”)) (the “Extension Amendment Proposal”) by amending the Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”). The Extension Amendment Proposal was approved by the Company’s shareholders. Under Cayman Islands law, the Charter Amendment took effect upon approval of the Extension Amendment Proposal.

In connection with the vote to approve the Extension Amendment Proposal, the holders of 44,406,317 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.08 per share, for an aggregate redemption amount of $447,637,640.94, in connection with the Extension Amendment Proposal. In connection therewith, the Company converted the money market instruments in its Trust Account to cash.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company. The Company may waive this restriction in its sole discretion.

The Sponsor and the Company’s officers and directors have agreed to waive: (i) their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of the Company’s Business Combination and (ii) their redemption rights with respect to the Founder Shares and any Public Shares held by them in connection with a shareholder vote to approve an amendment to the Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination by October 20, 2023 or (B) with respect to any other provision relating to shareholders’ rights or pre- Business Combination activity.

Following the approval of the Extension Amendment Proposal, the Company has until October 20, 2023 (or such earlier date as determined by the Board of Directors), to complete its Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters in the Initial Public Offering have agreed to waive their rights to their deferred underwriting commission (as discussed in Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per-share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

Liquidity and Going Concern Consideration

As of March 31, 2023, the Company had $251,367 in its operating bank accounts, $153,529,696 in cash held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $7,491,819.

The Company intends to complete a Business Combination by October 20, 2023. However, in the absence of a completed Business Combination, the Company may require additional capital. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), the Company has until October 20, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 20, 2023.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 30, 2023. The interim results for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires the Company’s management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the accompanying unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of March 31, 2023 and December 31, 2022, the Company had $251,367 and $23,399 in cash held in its operating account, respectively, and did not have any cash equivalents.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities Held in Trust Account

At March 31, 2023 and December 31, 2022, the trust balance was held entirely in cash. However, during the year ended December 31, 2022, the Company invested its trust balance in U.S. Treasury and equivalent securities. The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with FASB Accounting Standards Codification (“ASC”) Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Public Warrants for periods where no observable traded price was available are valued using a Monte Carlo Simulation. The Private Placement Warrants are valued using a Modified Black Scholes Model.

The Company’s warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies its warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the accompanying unaudited condensed statements of operations.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Class A Ordinary Shares Subject to Possible Redemption (continued)

redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ deficit. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2023 and December 31, 2022, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ deficit section of the accompanying unaudited condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period.

At March 31, 2023 and December 31, 2022, the Class A ordinary shares reflected in the accompanying unaudited condensed balance sheets are reconciled in the following table:

Gross proceeds	$594,993,510
Less:
Proceeds allocated to Public Warrants	(19,833,117)
Class A ordinary shares issuance costs	(25,802,087)
Plus:
Accretion of carrying value to redemption value	50,642,328
Less:
Redemption of ordinary shares	(447,637,641)

Class A ordinary shares subject to possible redemption – December 31, 2022	152,362,993
Plus:
Accretion of carrying value to redemption value	1,166,703

Class A ordinary shares subject to possible redemption – March 31, 2023	$153,529,696

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the accompanying unaudited condensed statements of operations. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs amounted to $26,628,771, of which $26,024,707 was charged to shareholders’ deficit upon the completion of the Initial Public Offering and $604,064 was expensed to the statements of operations.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. At March 31, 2023 and December 31, 2022, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Net (Loss) Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted average number of ordinary share outstanding for the period. Accretion associated with the redeemable Class A ordinary shares are excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted (loss) income per ordinary share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the Private Placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 11,480,947 Class A ordinary shares in the aggregate. For the respective periods ended March 31, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per ordinary shares for the periods presented.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net (Loss) Income Per Ordinary Share (continued)

The following table reflects the calculation of basic and diluted net (loss) income per ordinary share (in dollars, except per share amounts):

	For the Three Months Ended March 31, 2023		For the Three Months Ended March 31, 2022
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per ordinary share
Numerator:
Allocation of net (loss) income	$(1,393,253)	$(1,373,112)	$7,024,241	$1,756,060
Denominator:
Basic and diluted weighted average shares outstanding	15,093,034	14,874,838	59,499,351	14,874,838

Basic and diluted net (loss) income per ordinary share	$(0.09)	$(0.09)	$0.12	$0.12

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement,” approximate the carrying amounts represented in the accompanying unaudited condensed balance sheets, primarily due to their short-term nature, except for the warrant liabilities (as discussed in Note 8).

Fair Value Measurements

“Fair value” is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	“Level 1”, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

“Level 2”, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Fair Value Measurements (continued)

•

“Level 3”, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the accompanying unaudited condensed statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the accompanying unaudited condensed balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recent Accounting Standards

In August 2020, the FASB issued ASU Topic 2020-06, “Debt — Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging — Contracts in Entity’s Own Equity” (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024, and should be applied on a full or modified retrospective basis. The Company is currently assessing the impact, if any, that ASU 2020-06 has on its financial position, results of operations or cash flows. The Company has not adopted this guidance as of March 31, 2023.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 59,499,351 Units, at a purchase price of $10.00 per Unit, inclusive of 4,499,351 Units sold to the underwriters on October 29, 2020, upon the

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 3 — INITIAL PUBLIC OFFERING (continued)

underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one Public Share and one-third of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (as discussed in Note 7).

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

In July 2020, the Sponsor purchased 2,875,000 Class B ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000. On July 20, 2020, the Company declared a share dividend of one share for each Class B ordinary share in issue, on September 22, 2020, the Company effected a share dividend of 1.5 shares for each Class B ordinary share in issue, and on October 13, 2020, the Company effected a share dividend of 0.1 shares for each Class B ordinary share in issue, resulting in the Sponsor holding an aggregate of 15,812,500 Founder Shares. On September 22, 2020, the Sponsor transferred 1,819,875 Founder Shares to the Company’s Chief Executive Officer, 575,000 Founder Shares to an affiliate of the Sponsor and 5,000 Founder Shares to each of the Company’s independent directors and a senior advisor. All share and per-share amounts have been retroactively restated to reflect the share transactions.

The Founder Shares included an aggregate of up to 2,062,500 shares that were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to partially exercise their over-allotment option on October 29, 2020, and the forfeiture of the remaining over-allotment option, a total of 1,124,838 Founder Shares are no longer subject to forfeiture and 937,662 Founder Shares were forfeited, resulting in an aggregate of 14,874,838 Founder Shares issued and outstanding.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any Founder Shares until the earlier to occur of (i) one year after the completion of the Company’s Business Combination or (ii) subsequent to a Business Combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s Business Combination or (y) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 6,000,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $9,000,000. On October 29, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company sold an additional 449,936 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $674,902 (together with the sale of Private Placement Warrants to the Sponsor, the “Private Placement”). Each Private Placement Warrant is

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 4 — RELATED PARTY TRANSACTIONS (continued)

Private Placement (continued)

exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (as discussed in Note 7). A portion of the proceeds from the Private Placement were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.

Advances from Related Party

As of March 31, 2023 and December 31, 2022, the Sponsor paid for certain offering and other operating costs on behalf of the Company in connection with the Initial Public Offering amounting to $2,668,398 and $2,218,938, respectively. The advances are non-interest bearing and due on demand.

Due to Related Party

As of March 31, 2023 and December 31, 2022, a related party paid for costs on behalf of the Company amounting to $400,000. The advances are non-interest bearing and due on demand.

Promissory Notes — Related Party

On July 9, 2020, the Company issued an unsecured promissory note (the “First Promissory Note”) to the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The First Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of the Initial Public Offering. As of March 31, 2023 and December 31, 2022, there was $300,000 outstanding under the First Promissory Note, which is currently due on demand.

On December 15, 2021 an additional unsecured promissory note (the “Second Promissory Note”) of $500,000 was signed. The Second Promissory Note is due on the earlier of (i) the date on which the Company consummates a Business Combination or (ii) the date that the winding up of the Company is effective. As of March 31, 2023 and December 31, 2022, there was $500,000 and $500,000, respectively, outstanding under the Second Promissory Note.

On February 8, 2022, the Company signed an unsecured promissory note to the Sponsor of $500,000 (the “Third Promissory Note”, together with the First Promissory Note and the Second Promissory Note, the Promissory Notes). The Third Promissory Note carries no interest and is due on the earlier of (i) the date on which the Company consummates a Business Combination or (ii) the date that the winding up of the Company is effective. The Sponsor has waived rights to the Trust Account under all of the Promissory Notes. As of March 31, 2023 and December 31, 2022, there was $500,000 and $500,000, respectively, outstanding under the Third Promissory Note.

As of March 31, 2023 and December 31, 2022, there was $1,300,000 and $1,300,000, respectively, outstanding under the Promissory Notes, respectively.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 4 — RELATED PARTY TRANSACTIONS (continued)

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post- Business Combination entity at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of March 31, 2023 and December 31, 2022, the Company had no outstanding borrowings under the Working Capital Loans.

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 global pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, its results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of the accompanying unaudited condensed financial statements. The accompanying unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, Russia commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against Russia. The invasion of Ukraine may result in market volatility that could adversely affect share price and the search for a target company. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of the accompanying unaudited condensed financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of the accompanying unaudited condensed financial statements .

Registration Rights

Pursuant to a registration and shareholders rights agreement entered into on October 15, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of any Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of any Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement that was executed in connection with the Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 5 — COMMITMENTS AND CONTINGENCIES (continued)

Registration Rights (continued)

Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities.

In addition, FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited (together, the “FWD Parties”), affiliates of the Sponsor, purchased an aggregate of $50,000,000 of the Units in the Initial Public Offering. Upon such purchase, as affiliates of the Sponsor, the FWD Parties became affiliates (as defined in the Securities Act) of the Company following the Initial Public Offering and the securities the FWD Parties acquired are control securities under Rule 144 and may not be resold unless pursuant to an effective registration statement or exemption from registration under the Securities Act.

Underwriting Agreement

The underwriters of the Initial Public Offering are entitled to a deferred fee of $0.30 per Unit, or $17,849,805 in the aggregate. A portion of such amount, not to exceed 25% of the total amount of the deferred underwriting commissions held in the Trust Account, may be re-allocated or paid to affiliated or unaffiliated third parties that assist the Company in consummating a Business Combination. The election to re-allocate or make any such payments to affiliated or unaffiliated third parties will be solely at the discretion of the Company’s management team, and such unaffiliated third parties will be selected by the management team in their sole and absolute discretion. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. The Company may, in its sole discretion, pay up to an additional 1.25% in the aggregate of deferred underwriting commissions to one or more of the underwriters based on the underwriters’ performance during the Business Combination process. Additionally, at the closing of the Business Combination, the Company (in its sole discretion) may pay a customary financial consulting fee to the Sponsor and/or affiliates of the Sponsor in the event such party or parties provide the Company with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that the Company believes are necessary in order to assess, negotiate and consummate the Business Combination.

In connection with the closing of the Initial Public Offering and the partial exercise by the underwriters of their over-allotment option on October 29, 2020, the underwriters paid the Company an aggregate of $2,724,968 to reimburse certain of the Company’s expenses and fees in connection with the Initial Public Offering. Such fee represented an amount equal to 0.5% of the gross proceeds of the Initial Public Offering, after deducting the greater of $50 million and 35% of the gross proceeds of the Initial Public Offering to the extent received from Units purchased by the Sponsor or its affiliates and certain investors identified by the Sponsor to the underwriters.

The FWD Parties, affiliates of the Sponsor, purchased an aggregate of $50,000,000 of the Units in the Initial Public Offering. The underwriters did not receive any upfront cash underwriting commissions on such Units.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 5 — COMMITMENTS AND CONTINGENCIES (continued)

Consulting Agreement

On April 12, 2021, the Company entered into a consulting agreement for advisory services for $10,000 per month. For each of the three months ended March 31, 2023 and 2022, the Company incurred and paid $30,000 for these services.

NOTE 6 — SHAREHOLDERS’ DEFICIT

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At March 31, 2023 and December 31, 2022, there were no preference shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Class A ordinary shares are entitled to one vote for each share. At March 31, 2023 and December 31, 2022, there were 15,093,034 Class A ordinary shares subject to possible redemption which are presented as temporary equity. In connection with the 2022 Shareholders Meeting and the Extension Amendment Proposal, shareholders holding 44,406,317 Class A ordinary shares exercised their right to redeem such shares for a pro rata portion of the Trust Account. The Company paid cash in the aggregate amount of $447,637,640.94, or approximately $10.08 per share to such redeeming shareholders.

Class B Ordinary Shares

The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. At March 31, 2023 and December 31, 2022, there were 14,874,838 Class B ordinary shares issued and outstanding.

Holders of Class A ordinary shares and Class B ordinary shares vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law; provided that only holders of Class B ordinary shares have the right to vote on the appointment of directors prior to the Company’s Business Combination.

Unless otherwise provided in a Business Combination, the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 6 — SHAREHOLDERS’ DEFICIT (continued)

Class B Ordinary Shares (continued)

issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of any loans made to the Company).

NOTE 7 — WARRANTS

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering or (b) 30 days after the completion of a Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Company’s Business Combination, the Company will use its best efforts to file, and within 60 business days following the Business Combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall has failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 7 — WARRANTS (continued)

Once the warrants become exercisable, the Company may redeem the Public Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Board of Directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 7 — WARRANTS (continued)

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (x) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable as described above so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8 — FAIR VALUE MEASUREMENTS

At March 31, 2023 and December 31, 2022, all assets in the trust account were held in cash.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at March 31, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Description	Level	March 31, 2023	December 31, 2022
Liabilities:
Warrant Liabilities – Public Warrants	1	$3,371,630	$2,379,974
Warrant Liabilities – Private Placement Warrants	3	$1,160,988	$773,992

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the accompanying unaudited condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the accompanying unaudited condensed statements of operations.

The measurement of the Public Warrants at March 31, 2023 and December 31, 2022 is classified as Level 1 due to the use of an observable market quote in an active market.

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. A significant increase or decrease in volatility alone could cause a significant increase or decrease in ending fair value.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

(UNAUDITED)

NOTE 8 — FAIR VALUE MEASUREMENTS (continued)

The fair value of the Private Placement Warrants was estimated at March 31, 2023 and December 31, 2022 to be $0.18 and $0.12, respectively, using the modified Black-Scholes option pricing model and the following assumptions:

	March 31, 2023	December 31, 2022
Risk-free interest rate	3.59%	3.98%
Time to expiration, in Years	5.50	5.75
Expected volatility	18.3%	8.5%
Exercise price	$11.50	$11.50
Share Price	$10.08	$9.91

The following table presents the changes in the fair value of Private Placement Warrant liability:

Private Placement
Fair value as of December 31, 2022	$773,992
Change in valuation inputs or other assumptions	386,996

Fair value as of March 31, 2023	$1,160,988

Private Placement
Fair value as of December 31, 2021	$5,869,442
Change in valuation inputs or other assumptions	(2,321,977)

Fair value as of March 31, 2022	$3,547,465

There were no transfers in or out of Level 3 during the three months ended March 31, 2023 and 2022.

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the accompanying unaudited condensed financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the accompanying unaudited condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Bridgetown Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Bridgetown Holdings Limited (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by October 20, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 30, 2023

PCAOB ID Number 100

BRIDGETOWN HOLDINGS LIMITED

BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash	$23,399	$156,127
Prepaid expenses	664,583	556,667

Total current assets	687,982	712,794
Cash and marketable securities held in Trust Account	152,362,993	595,450,523

TOTAL ASSETS	$153,050,975	$596,163,317

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$1,706,987	$1,831,762
Advances from related party	2,218,398	917,418
Due to Related Party	400,000	400,000
Promissory notes- related party	1,300,000	800,000

Total current liabilities	5,625,385	3,949,180
Warrant liabilities	3,153,966	23,520,916
Deferred underwriting fee payable	17,849,805	17,849,805

TOTAL LIABILITIES	26,629,156	45,319,901

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 200,000,000 authorized, 15,093,034 and 59,499,351 shares at approximately $10.09 and $10.00 redemption value at December 31, 2022 and 2021, respectively	152,362,993	594,993,510

SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 14,874,838 shares issued and outstanding at December 31, 2022 and 2021, respectively	1,487	1,487
Accumulated deficit	(25,942,661)	(44,151,581)

TOTAL SHAREHOLDERS’ DEFICIT	(25,941,174)	(44,150,094)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$153,050,975	$596,163,317

The accompanying notes are an integral part of these financial statements.

BRIDGETOWN HOLDINGS LIMITED

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Formation and operating costs	$1,701,017	$3,919,122

Loss from operations	(1,701,017)	(3,919,122)
Other income:
Change in fair value of warrant liabilities	20,366,950	92,635,679
Interest earned on cash and marketable securities held in Trust Account	4,550,111	330,450

Total other income	24,917,061	92,966,129
Net income	$23,216,044	$89,047,007

Basic and diluted weighted average shares outstanding of Class A ordinary shares	50,618,088	59,499,351

Basic and diluted net income per share, Class A ordinary shares	$0.35	$1.20

Basic and diluted weighted average shares outstanding of Class B ordinary shares	14,874,838	14,874,838

Basic and diluted net income per share, Class B ordinary shares	$0.35	$1.20

The accompanying notes are an integral part of these financial statements.

BRIDGETOWN HOLDINGS LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — December 31, 2020	—	$—	14,874,838	$1,487	$—	$(133,198,588)	$(133,197,101)
Net income	—	—	—	—	—	89,047,007	89,047,007

Balance — December 31, 2021	—	—	14,874,838	1,487	—	(44,151,581)	(44,150,094)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(5,007,124)	(5,007,124)
Net income	—	—	—	—	—	23,216,044	23,216,044

Balance — December 31, 2022	—	$—	14,874,838	$1,487	$—	$(25,942,661)	$(25,941,174)

The accompanying notes are an integral part of these financial statements.

BRIDGETOWN HOLDINGS LIMITED

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash Flows from Operating Activities:
Net income	$23,216,044	$89,047,007
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liabilities	(20,366,950)	(92,635,679)
Interest earned on cash and marketable securities held in Trust Account	(4,550,111)	(330,450)
Changes in operating assets and liabilities:
Prepaid expenses	(107,916)	(122,005)
Accrued expenses	(124,775)	1,782,156

Net cash used in operating activities	(1,933,708)	(2,258,971)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with redemption	447,637,641	—

Net cash provided by investing activities	447,637,641	—

Cash Flows from Financing Activities:
Advances from related party	1,800,980	914,901
Redemption of ordinary shares	(447,637,641)	—
Payments of offering costs	—	(300)

Net cash (used in) provided by financing activities	(445,836,661)	914,601

Net Change in Cash	(132,728)	(1,344,370)
Cash – Beginning of the year	156,127	1,500,497

Cash – Ending of the year	$23,399	$156,127

The accompanying notes are an integral part of these financial statements.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bridgetown Holdings Limited (the “Company,” “our Company,” “we,” or “us”) was incorporated in the Cayman Islands on May 27, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. While we may pursue a Business Combination target in any business or industry, we are focusing our search on a target with operations or prospective operations in the technology, financial services, or media sectors in Southeast Asia. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

All activity through December 31, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, the Company’s search for and identification of a target for a Business Combination. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on October 15, 2020. On October 20, 2020 the Company consummated the Initial Public Offering of 55,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $550,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Bridgetown LLC (the “Sponsor”), generating gross proceeds of $9,000,000, which is described in Note 4.

On October 29, 2020, the Company consummated the sale of an additional 4,499,351 Units, at $10.00 per Unit, and the sale of an additional 449,936 Private Placement Warrants, at $1.50 per Private Placement Warrant, generating total gross proceeds of $45,668,412.

Transaction costs amounted to $26,628,771, consisting of $8,174,902 of underwriting fees, net of $2,724,968 reimbursed from the underwriters (see Note 5), $17,849,805 of deferred underwriting fees and $604,064 of other offering costs.

Following the closing of the Initial Public Offering on October 20, 2020 and the partial exercise of the underwriters’ over-allotment on October 29, 2020, an amount of $594,993,510 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a Trust Account (the “Trust Account”), located in the United States and was initially invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, on October 13, 2022 we instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest bearing demand deposit account until the earlier of the consummation of our initial Business Combination or our liquidation, as described below.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq Capital Market requires that the Company’s Business Combination must be with one or more target businesses that have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of a definitive agreement in connection with the Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide the holders of its issued and outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company.

The public shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and net of taxes payable), divided by the number of then issued and outstanding public shares. The per-share amount to be distributed to public shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote any Founder Shares (as defined in Note 4) and Public Shares held by it in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

On October 13, 2022, the Company held its extraordinary general meeting in lieu of the 2022 annual general meeting of shareholders (the “EGM”). At the EGM, the Company’s shareholders approved a proposal to extend the date by which the Company must consummate the Business Combination from October 20, 2022

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

(which is 24 months from the closing of the Company’s Initial Public Offering) to October 20, 2023 (or such earlier date as determined by the Company’s Board of Directors) (the “Extension Amendment Proposal”) by amending the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”). The Extension Amendment Proposal was approved by the Company’s shareholders. Under Cayman Islands law, the Charter Amendment took effect upon approval of the Extension Amendment Proposal.

In connection with the vote to approve the Extension Amendment Proposal, the holders of 44,406,317 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.08 per share, for an aggregate redemption amount of $447,637,640.94, in connection with the Extension Amendment Proposal. In connection therewith, the Company converted the money market instruments in its Trust Account to cash.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company. The Company may waive this restriction in its sole discretion.

The Sponsor and the Company’s officers and directors have agreed to waive: (i) their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of the Company’s Business Combination and (ii) their redemption rights with respect to the Founder Shares and any Public Shares held by them in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination by October 20, 2023 or (B) with respect to any other provision relating to shareholders’ rights or pre- Business Combination activity.

The Company will have until October 20, 2023, to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per-share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern Consideration

As of December 31, 2022, the Company had $23,399 in its operating bank accounts, $152,362,993 in cash held held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $4,937,403 .

The Company intends to complete a Business Combination by October 20, 2023. However, in the absence of a completed Business Combination, the Company may require additional capital. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), the Company has until October 20, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 20, 2023.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2022 and 2021, the Company had $23,399 and $156,127 in cash held in its operating account, respectively, and did not have any cash equivalents.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities Held in Trust Account

At December 31, 2022, the trust balance was held entirely in cash. However, during the year the Company invested its trust balance in U.S. Treasury and equivalent securities. The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The public warrants for periods where no observable traded price was available were valued using a Monte Carlo Simulation. The Private Placement Warrants are valued using a Modified Black Scholes Model.

The Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjust the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ deficit. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2022 and 2021, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Class A Ordinary Shares Subject to Possible Redemption (continued)

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period.

At December 31, 2022 and 2021, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$594,993,510
Less:
Proceeds allocated to Public Warrants	(19,833,117)
Class A ordinary shares issuance costs	(25,802,087)
Plus:
Accretion of carrying value to redemption value	45,635,204

Class A ordinary shares subject to possible redemption – December 31, 2021	594,993,510
Less:
Redemption of ordinary shares	(447,637,641)
Plus:
Accretion of carrying value to redemption value	5,007,124

Class A ordinary shares subject to possible redemption – December 31, 2022	$152,362,993

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs amounted to $26,628,771, of which $26,024,707 were charged to shareholders’ deficit upon the completion of the Initial Public Offering and $604,064 were expensed to the statements of operations.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2022 and 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share”. Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Accretion associated with the redeemable Class A ordinary shares are excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income per Ordinary share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 11,480,947 Class A ordinary shares in the aggregate. For the respective periods ending December 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income per ordinary share is the same as basic net income per ordinary shares for the periods presented.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

	Year Ended December 31, 2022		Year Ended December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share
Numerator:
Allocation of net income, as adjusted	$17,943,186	$5,272,858	$71,237,605	$17,809,402
Denominator:
Basic and diluted weighted average shares outstanding	50,618,088	14,874,838	59,499,351	14,874,838

Basic and diluted net income per ordinary share	$0.35	$0.35	$1.20	$1.20

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheets, primarily due to their short-term nature, except for the warrant liabilities (see Note 8).

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recent Accounting Standards

In August 2020, ASU 2020-06 simplified accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows. The Company has not adopted this guidance as of December 31, 2022.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the Company’s financial statements.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 59,499,351 Units, at a purchase price of $10.00 per Unit, inclusive of 4,499,351 Units sold to the underwriters on October 29, 2020 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

In July 2020, the Sponsor purchased 2,875,000 Class B ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000. On July 20, 2020, the Company declared a share dividend of one share for each Class B ordinary share in issue, on September 22, 2020, the Company effected a share dividend of 1.5 shares for each Class B ordinary share in issue and on October 13, 2020, the Company effected a share dividend of 0.1 shares for each Class B ordinary share in issue, resulting in the Sponsor holding an aggregate of 15,812,500 Founder Shares. On September 22, 2020, the Sponsor transferred 1,819,875 Founder Shares to the Company’s Chief Executive Officer, 575,000 Founder Shares to an affiliate of the Sponsor and 5,000 Founder Shares to each of the Company’s independent directors and a senior advisor. All share and per-share amounts have been retroactively restated to reflect the share transactions.

The Founder Shares included an aggregate of up to 2,062,500 shares that were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to partially exercise their over-allotment option on October 29, 2020 and the forfeiture of the remaining over-allotment option, a total of 1,124,838 Founder Shares are no longer subject to forfeiture and 937,662 Founder Shares were forfeited, resulting in an aggregate of 14,874,838 Founder Shares issued and outstanding.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any Founder Shares until the earlier to occur of (i) one year after the completion of the Company’s Business Combination or (ii) subsequent to a Business Combination, (x) if the last sale price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s Business Combination or (y) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 6,000,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $9,000,000. On October 29, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company sold an additional 449,936 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $674,902. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6). A portion of the proceeds from the Private Placement Warrants were added to the

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS (continued)

Private Placement (continued)

proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.

Advances from Related Party

As of December 31, 2022 and 2021, the Sponsor paid for certain offering and other operating costs on behalf of the Company in connection with the Initial Public Offering amounting to $2,218,938 and $917,418, respectively. The advances are non-interest bearing and due on demand.

Due to Related Party

As of December 31, 2022 and 2021, a related party paid for costs on behalf of the Company amounting to $400,000. The advances are non-interest bearing and due on demand.

Promissory Note — Related Party

On July 9, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of the Initial Public Offering. As of December 31, 2022 and 2021, there was $300,000 outstanding, which is currently due on demand.

On December 15, 2021 an additional unsecured promissory note (the “Second Promissory Note”) of $500,000 was signed. The Second Promissory Note is due on the earlier of (i) the date on which the Company consummates a Business Combination or (ii) the date that the winding up of the Company is effective.

On February 8, 2022, the Company signed an unsecured promissory note to the Sponsor of $500,000 (the “Third Promissory Note”). The Third Promissory Note carries no interest and is due on the earlier of (i) the date on which the Company consummates a Business Combination or (ii) the date that the winding up of the Company is effective. The Sponsor has waived rights to the Trust Account under all notes. As of December 31, 2022 and 2021, there was $1,000,000 and $500,000, respectively, outstanding under the Second and Third Promissory Notes, respectively.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post- Business Combination entity at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. Except for

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS (continued)

Working Capital Loans (continued)

the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022 and 2021, there were no borrowings under the Working Capital Loans.

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 global pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, its results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, Russia commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against Russia. The invasion of Ukraine may result in market volatility that could adversely affect our share price and our search for a target company. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Registration Rights

Pursuant to a registration and shareholders rights agreement entered into on October 15, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. In addition, if affiliates of the Sponsor acquire Units in the Initial Public Offering they would become affiliates (as defined in the Securities Act) of the Company following the Initial Public Offering and any securities they acquire will be control securities under Rule 144 and may not be resold unless pursuant to an effective registration statement or exemption from registration under the Securities Act.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.30 per Unit, or $17,849,805 in the aggregate. A portion of such amount, not to exceed 25% of the total amount of the deferred underwriting commissions held in the Trust Account, may be re-allocated or paid to affiliated or unaffiliated third parties that assist the Company

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 5 — COMMITMENTS AND CONTINGENCIES (continued)

Underwriting Agreement (continued)

in consummating a Business Combination. The election to re-allocate or make any such payments to affiliated or unaffiliated third parties will be solely at the discretion of the Company’s management team, and such unaffiliated third parties will be selected by the management team in their sole and absolute discretion. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. The Company may, in its sole discretion, pay up to an additional 1.25% in the aggregate of deferred underwriting commissions to one or more of the underwriters based on the underwriters’ performance during the Business Combination process. Additionally, at the closing of the Business Combination, the Company (in its sole discretion) may pay a customary financial consulting fee to the Sponsor and/or affiliates of the Sponsor in the event such party or parties provide the Company with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that the Company believes are necessary in order to assess, negotiate and consummate the Business Combination.

In connection with the closing of the Initial Public Offering and the partial exercise by the underwriters of their over-allotment option on October 29, 2020, the underwriters paid the Company an aggregate of $2,724,968 to reimburse certain of the Company’s expenses and fees in connection with the Initial Public Offering. Such fee represented an amount equal to 0.5% of the gross proceeds of the Initial Public Offering, after deducting the greater of $50 million and 35% of the gross proceeds of the Initial Public Offering to the extent received from Units purchased by the Sponsor or its affiliates and certain investors identified by the Sponsor to the underwriters.

FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited, affiliates of the Sponsor, purchased an aggregate of $50,000,000 of the Units in the Initial Public Offering. The underwriters did not receive any upfront cash underwriting commissions on such Units.

Consulting Agreement

On April 12, 2021, the Company entered into a consulting agreement for advisory services for $10,000 per month. For December 31, 2022 and 2021, the Company paid $120,000 and $80,000 for these services, respectively.

NOTE 6 — SHAREHOLDERS’ DEFICIT

Preference Shares—The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At December 31, 2022 and 2021, there were 15,093,034 and 59,499,351, respectively, Class A ordinary shares subject to possible redemption which are presented as temporary equity. In connection with the 2022 Shareholders’ Meeting and the Extension Amendment, shareholders holding 44,406,317 Class A ordinary shares exercised their right to redeem such shares for a pro rata portion of the Trust Account. We paid cash in the aggregate amount of $447,637,640.94, or approximately $10.08 per share to redeeming shareholders in the Extension Redemption.

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ DEFICIT (continued)

Class B Ordinary Shares—The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. At December 31, 2022 and 2021, there were 14,874,838 Class B ordinary shares issued and outstanding.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law; provided that only holders of Class B ordinary shares have the right to vote on the appointment of directors prior to the Company’s initial Business Combination.

Unless otherwise provided in a Business Combination, the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

NOTE 7 — WARRANTS

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering or (b) 30 days after the completion of a Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Company’s Business Combination, the Company will use its best efforts to file, and within 60 business days following the Business Combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 7 — WARRANTS (continued)

foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall has failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 7 — WARRANTS (continued)

issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (x) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable as described above so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. As of December 31, 2022, all assets in the Trust Account were held in cash.

NOTE 8 — FAIR VALUE MEASUREMENTS

At December 31, 2022, all assets in the trust account were held in cash. At December 31, 2021, assets held in the Trust Account were comprised of $828 in cash and $595,449,695 in U.S. Treasury securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at December 31, 2021 are as follows:

	Held-To-Maturity	Level	Amortized Cost	Gross Holding Gain	Fair Value
December 31, 2021	U.S. Treasury Securities (Mature on 8/10/2021)	1	$595,449,695	$7,441	$595,457,136

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Description	Level	December 31, 2022	December 31, 2021
Liabilities:
Warrant Liabilities – Public Warrants	1	$2,379,974	$17,651,474
Warrant Liabilities – Private Placement Warrants	3	$773,992	$5,869,442

BRIDGETOWN HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS (continued)

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

The measurement of the Public Warrants as of December 31, 2022 and 2021 is classified as Level 1 due to the use of an observable market quote in an active market.

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. A significant increase or decrease in volatility alone could cause a significant increase or decrease in ending fair value.

The fair value of the Private Placement Warrants was estimated at December 31, 2022 and 2021 to be $0.12 and $0.91, respectively, using the modified Black-Scholes option pricing model and the following assumptions:

	December 31, 2022	December 31, 2021
Risk-free interest rate	3.98%	1.33%
Time to expiration, in Years	5.75	5.75
Expected volatility	8.5%	13.2%
Exercise price	$11.50	$11.50
Stock Price	$9.91	$9.82

The following table presents the changes in the fair value of Private Placement Warrant liability:

Private Placement
Fair value as of December 31, 2021	$5,869,442
Change in valuation inputs or other assumptions	(5,095,450)

Fair value as of December 31, 2022	$773,992

There were no transfers in or out of Level 3 during the year ended December 31, 2022.

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

BRIDGETOWN HOLDINGS LIMITED,

MONEYHERO LIMITED,

GEMINI MERGER SUB 1 LIMITED,

GEMINI MERGER SUB 2 LIMITED,

and

COMPAREASIA GROUP CAPITAL LIMITED

dated May 25, 2023

HIGHLY CONFIDENTIAL

Exhibits

Exhibit A Plan of Initial Merger

Exhibit B Plan of Acquisition Merger

Exhibit C Form of PubCo Charter

Exhibit D Form of Articles of the Surviving Subsidiary

Exhibit E Form of Articles of the Surviving Company

Exhibit F Company Holders Support Agreement

Exhibit G Sponsor Support Agreement

Exhibit H Registration Rights Agreement

Exhibit I Assignment, Assumption and Amendment Agreement

Exhibit J Key Terms of the PubCo Equity Plan

Exhibit K Form of PubCo Class A Acquisition Warrants

Exhibit L Form of PubCo Class C-1 Acquisition Warrant Instrument

Exhibit M Form of PubCo Class C-2 Acquisition Warrant Instrument

Exhibit N Form of PubCo Call Option Agreement

Exhibit O Fee Letter

Exhibit P Working Capital Loan Capitalization Agreement

INDEX OF DEFINED TERMS

$1.1
2022 Pro Forma Financial Statements	7.3(a)
Acquiror	Preamble, 1.1
Acquiror Acquisition Proposal	1.1
Acquiror Board	1.1
Acquiror Board Recommendation	9.2(b)(iii)
Acquiror Charter	1.1
Acquiror Class A Ordinary Shares	1.1
Acquiror Class B Ordinary Shares	1.1
Acquiror Cure Period	11.1(h)
Acquiror Director	2.2(e)
Acquiror Disclosure Letter	V
Acquiror Financial Statements	5.6(c)
Acquiror Fundamental Representations	1.1
Acquiror Indemnified Parties	9.6(a)
Acquiror Lender	1.1
Acquiror Material Adverse Effect	1.1
Acquiror Ordinary Shares	1.1
Acquiror SEC Filings	5.5
Acquiror Share Redemption	1.1
Acquiror Shareholder Approval	1.1
Acquiror Shareholder Redemption Amount	1.1
Acquiror Shareholder Redemption Right	1.1
Acquiror Shareholders	1.1
Acquiror Shareholders’ Meeting	9.2(b)(i)
Acquiror Shares	5.12(a)
Acquiror Temporary Director	2.2(f)
Acquiror Transaction Expenses	1.1
Acquiror Unit	1.1
Acquiror Warrant Agreement	1.1
Acquiror Warrants	1.1
Acquisition Closing	2.3(a)
Acquisition Closing Date	2.3(a)
Acquisition Effective Time	2.3(a)
Acquisition Entities	1.1
Acquisition Entity	1.1
Acquisition Entity Fundamental Representations	1.1
Acquisition Merger	Recitals
Acquisition Merger Consideration	1.1
Action	1.1
Affiliate	1.1
Agreement	Preamble
Agreement End Date	11.1(e)
Alternative Proposal	1.1
Anti-Bribery Laws	1.1
Anti-Money Laundering Laws	1.1
Articles of the Surviving Company	2.3(c)
Articles of the Surviving Subsidiary	2.2(d)
Assignment, Assumption and Amendment Agreement	Recitals
Assumed Option	3.1(c)(ii)

Audited Financial Statements	4.8(a)
Authorization Notice	2.2(b)(i)
Bridgetown Group	12.20(a)
Business Combination	1.1
Business Day	1.1
Call Option Holder	1.1
Cayman Companies Act	Recitals
Cayman Registrar	1.1
Class A Ordinary Shares	4.6(a)
Class B Ordinary Shares	4.6(a)
Class C Ordinary Shares	4.6(a)
Class D Ordinary Shares	4.6(a)
Code	Recitals
Company	Preamble
Company Benefit Plan	1.1
Company Board	1.1
Company Board Recommendation	9.2(c)(ii)
Company Charter	1.1
Company Class A Warrant Instrument	1.1
Company Class A Warrant Supplemental Deed	Recitals
Company Class A Warrants	1.1
Company Class C Warrant Instrument	1.1
Company Class C Warrant Supplemental Deed	Recitals
Company Class C Warrants	1.1
Company Cure Period	11.1(d)
Company Director	2.2(e)
Company Disclosure Letter	IV
Company Exchanging Ordinary Share	1.1
Company Fundamental Representations	1.1
Company Holders Support Agreement	Recitals
Company Incentive Plan	1.1
Company Indemnified Parties	9.6(a)
Company Material Adverse Effect	1.1
Company Option	1.1
Company Ordinary Share Conversion	3.1(b)(ii)
Company Ordinary Shares	1.1
Company Preference Share Conversion	3.1(b)(iii)
Company Preference Shares	4.6(a)
Company Registered Intellectual Property	4.20(a)
Company Related Party	1.1
Company Share Conversion	3.1(b)(iii)
Company Shareholder	1.1
Company Shareholders Agreement	1.1
Company Shareholders’ Approval	4.3(b)
Company Shareholders’ Meeting	9.2(c)(i)
Company Shares	1.1
Company Transaction Expenses	1.1
Company Warrant Instruments	1.1
Company Warrant Supplemental Deed	Recitals
Company Warrants	1.1
CompareAsia Group	12.20(b)
Confidentiality Agreement	1.1

Contracts	1.1
Converted Company Preference Shares	1.1
Copyleft License	1.1
COVID-19	1.1
COVID-19 Measures	1.1
D&O Indemnified Parties	9.6(a)
Designated Warrant Holder	1.1
Disclosure Letter	1.1
Dissenting Acquiror Shareholders	3.4(a)
Dissenting Acquiror Shares	3.4(a)
Dissenting Company Shareholders	3.4(b)
Dissenting Company Shares	3.4(b)
Dollars	1.1
DTC	1.1
Environmental Laws	1.1
Equity Securities	1.1
ERISA	1.1
ERISA Affiliate	1.1
Events	1.1, 1.1
Exchange Act	1.1
Exchange Agent	3.2(a)
Exchange Ratio	1.1
Executive-level Employee	1.1
Exercising Company Class C Warrant	1.1
Existing Call Option	1.1
Extension Amendment Proposal	12.1
Fee Letter	1.1
Financial Statements	4.8(a)
Form 8-K	12.1
GAAP	1.1
Governing Documents	1.1
Government Official	1.1
Governmental Authority	1.1
Governmental Authorization	4.5
Governmental Order	1.1
H1 Financial Statements	7.3(b)(i)
H1 Pro Forma Financial Statements	7.3(b)(ii)
Hazardous Material	1.1
Hong Kong	1.1
IFRS	1.1
Indebtedness	1.1
Initial Closing	2.2(a)
Initial Closing Date	2.2(a)
Initial Merger	Recitals
Initial Merger Consideration	1.1
Initial Merger Effective Time	2.2(a)
Intellectual Property	1.1
Intended Tax Treatment	Recitals
Interim Period	7.1
International Trade Laws	1.1
Investment Company Act	1.1
IPO	5.8

IRS	1.1
JOBS Act	1.1
K&E	12.20(b)
Law	1.1
Leased Real Property	1.1
Legal Proceedings	4.10
Letter of Transmittal	3.2(b)
Licenses	1.1
Lien	1.1
MAS de-SPAC Condition	1.1
MAS de-SPAC Condition Applicant	1.1
MAS Warrant Condition	1.1
MAS Warrant Condition Applicant	1.1
Merger Sub 1	Preamble
Merger Sub 1 Share	6.6(a)
Merger Sub 2	Preamble
Merger Sub 2 Share	6.6(a)
Mergers	Recitals
Multiemployer Plan	4.13(c)
Nasdaq	5.17
Non-Exercising Company Class C Warrant	1.1
Non-Recourse Parties	12.18(b)
Open Source License	1.1
Open Source Materials	1.1
PCAOB	1.1
Permitted Equity Financing	1.1
Permitted Equity Financing Proceeds	1.1
Permitted Equity Subscription Agreement	1.1
Permitted Liens	1.1
Person	1.1
Philippines	1.1
Plan of Acquisition Merger	1.1
Plan of Initial Merger	1.1
Prior Equity Plan	1.1
Pro Forma Financial Statements	7.3(b)(ii)
Prospectus	12.1
Proxy/Registration Statement	9.2(a)(i)
PubCo	Preamble
PubCo Acquisition Warrants	1.1
PubCo Call Option	Recitals
PubCo Call Option Agreement	Recitals
PubCo Charter	2.1
PubCo Class A Acquisition Warrant Instrument	1.1
PubCo Class A Acquisition Warrants	1.1
PubCo Class A Ordinary Shares	1.1
PubCo Class B Ordinary Shares	1.1
PubCo Class C Acquisition Warrants	1.1
PubCo Class C-1 Acquisition Warrant Instrument	1.1
PubCo Class C-1 Acquisition Warrants	1.1
PubCo Class C-2 Acquisition Warrant Instrument	1.1
PubCo Class C-2 Acquisition Warrants	1.1
PubCo Equity Plan	7.11(a)

PubCo Initial Shareholders	1.1
PubCo Merger Warrant	3.1(a)(iv)
PubCo Preference Shares	1.1
PubCo Shares	1.1
PubCo Subscriber Shares	6.6(a)
PubCo Warrants	1.1
Public Shareholders	12.1
Real Property Leases	4.19(a)(ii)
Redeeming Acquiror Shares	1.1
Registration Rights Agreement	Recitals
Regulatory Approvals	9.1(a)
Related Party Agreements	4.12(a)(vi)
Released Claims	12.1
Remaining Trust Fund Proceeds	8.1
Representatives	1.1
Requisite Company Shareholders	1.1
restraint	10.1(e)
Restricted Person	1.1
Sanctioned Jurisdiction	1.1
Sanctioned Person	1.1
Sanctions	1.1
Sarbanes-Oxley Act	1.1
SEC	1.1
Securities Act	1.1
Share Redesignation	3.5
Shareholder Merger Consideration	1.1
Singapore	1.1
Skadden	12.20(a)
Special Committee	Recitals
Sponsor	1.1
Sponsor Support Agreement	Recitals
Subsidiary	1.1
Surrender Shares	2.2(g)
Surviving Company	Recitals
Surviving Company Ordinary Share	1.1
Surviving Subsidiary	Recitals
Tax	1.1
Tax Return	1.1
Taxes	1.1
Terminating Acquiror Breach	11.1(h)
Terminating Company Breach	11.1(d)
Title IV Plan	4.13(c)
Top Vendors	4.27(a)
Transaction Document	1.1
Transaction Documents	1.1
Transaction Proposals	9.2(a)(i)
Transactions	1.1
Treasury Regulations	1.1
Trust Account	12.1
Trust Agreement	5.8
Trustee	5.8
U.S. Benefit Plan	1.1

Unit Separation	3.1(a)(i)
wholly-owned Subsidiary	1.1
Working Capital Loan Cap	1.1
Working Capital Loan Capitalization	Recitals
Working Capital Loan Capitalization Agreement	1.1
Working Capital Loans	1.1
Written Objection	2.2(b)

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated May 25, 2023 (this “Agreement”), is made and entered into by and among Bridgetown Holdings Limited, a Cayman Islands exempted company limited by shares (“Acquiror”), MoneyHero Limited (formerly known as Hyphen Group Limited), a Cayman Islands exempted company limited by shares (“PubCo”), Gemini Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned Subsidiary of PubCo (“Merger Sub 1”), Gemini Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned Subsidiary of PubCo (“Merger Sub 2”) and CompareAsia Group Capital Limited, a Cayman Islands exempted company limited by shares (the “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, PubCo is a newly incorporated Cayman Islands exempted company and was incorporated for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its subsidiaries;

WHEREAS, each of Merger Sub 1 and Merger Sub 2 is a newly incorporated Cayman Islands exempted company limited by shares, wholly-owned by PubCo, and was formed for the purpose of effectuating the Mergers;

WHEREAS, the parties hereto desire and intend to effect a business combination transaction whereby (a) Acquiror will merge with and into Merger Sub 1 (the “Initial Merger”), with Merger Sub 1 being the surviving entity and remaining a wholly-owned Subsidiary of PubCo (Merger Sub 1 is hereinafter referred to for the periods from and after the Initial Merger Effective Time (as defined below) as the “Surviving Subsidiary”), and (b) following the Initial Merger, Merger Sub 2 will merge with and into the Company (the “Acquisition Merger” and together with the Initial Merger, the “Mergers”), with the Company being the surviving entity and becoming a wholly-owned Subsidiary of PubCo (the Company is hereinafter referred to as for the periods from and after the Acquisition Effective Time (as defined below) as the “Surviving Company”), each Merger to occur upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”);

WHEREAS, upon the Initial Merger Effective Time, all Acquiror Shares and Acquiror Warrants will be converted or exchanged into the right to receive the Initial Merger Consideration as set forth in Section 3.1(a) of this Agreement;

WHEREAS, upon the Initial Merger Effective Time, the aggregate amount outstanding under the Working Capital Loans that is equal to or below the Working Capital Loan Cap shall be capitalized and converted into the right to receive the Initial Merger Consideration as set forth in Section 3.1(a) of this Agreement (the “Working Capital Loan Capitalization”);

WHEREAS, as soon as practicable following the Initial Merger Effective Time and pursuant to or in connection with the Acquisition Merger, (i) each Company Class A Warrant issued and outstanding immediately prior to the Acquisition Effective Time will be assumed by PubCo and converted into a PubCo Class A Acquisition Warrant (as defined below) to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with this Agreement and the terms and conditions of such PubCo Class A Acquisition Warrant, (ii) each Non-Exercising Company Class C Warrant (as defined below) held by a MAS

Warrant Condition Applicant will be assumed by PubCo and converted into a PubCo Class C-1 Acquisition Warrant (as defined below) to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with this Agreement and the terms and conditions of such PubCo Class C-1 Acquisition Warrant, (iii) each Non-Exercising Company Class C Warrant held by a Designated Warrant Holder will be assumed by PubCo and converted into a PubCo Class C-2 Acquisition Warrant (as defined below) to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with this Agreement and the terms and conditions of such PubCo Class C-2 Acquisition Warrant, (iv) each Exercising Company Class C Warrant (as defined below) issued and outstanding immediately prior to the Acquisition Effective Time shall be automatically exercised for Class C Ordinary Shares pursuant to the terms and conditions of such Exercising Company Class C Warrants, immediately upon which all such Class C Ordinary Shares shall automatically convert into Class A Ordinary Shares by virtue of the Company Ordinary Share Conversion (as defined below), (v) immediately following the transactions in sub-clauses (i) through (iv), each Company Exchanging Ordinary Share (as defined below) issued and outstanding immediately prior to the Acquisition Effective Time shall automatically be cancelled and converted into, and shall thereafter represent the right of each Company Shareholder to receive, such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with this Agreement, (vi) each Company Option (defined below) outstanding as of immediately prior to the Acquisition Effective Time shall be assumed by PubCo and converted into an option in respect of such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with this Agreement, and (vii) each share of Merger Sub 2 issued and outstanding as of immediately prior to the Acquisition Effective Time shall automatically be converted into one (1) Surviving Company Ordinary Share (as defined below) and accordingly, PubCo shall be the holder of all Surviving Company Ordinary Shares;

WHEREAS, each of the parties hereto intends that, for U.S. federal income tax purposes, (i) the Initial Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986 (the “Code”), (ii) the Acquisition Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) the Working Capital Loan Capitalization qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, and (iv) this Agreement constitutes a separate “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to each of the Initial Merger, the Acquisition Merger, and the Working Capital Loan Capitalization for purposes of Sections 354, 361 and 368 of the Code (the “Intended Tax Treatment”);

WHEREAS, the Acquiror Board (as defined below) has established a special committee of the Acquiror Board (such committee, the “Special Committee”), the favorable recommendation of which is required as a condition to the Acquiror Board approving the transactions contemplated by this Agreement;

WHEREAS, the Special Committee has provided and not revoked or withdrawn its favorable recommendation to the Acquiror Board to approve the transactions contemplated by this Agreement;

WHEREAS, the Special Committee and the Acquiror Board have (i) determined that it is advisable for Acquiror to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby (including the Plan of Initial Merger) and the transactions contemplated hereby and thereby by the Acquiror Shareholders;

WHEREAS, the board of directors of PubCo has (i) determined that it is advisable for PubCo to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby (including the Plan of Initial Merger and the Plan of Acquisition Merger) and the transactions contemplated hereby and thereby by PubCo’s shareholders;

WHEREAS, the Company Board (as defined below) has (i) determined that it is advisable for the Company to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby (including the Plan of Acquisition Merger) and the transactions contemplated hereby and thereby by the Company Shareholders;

WHEREAS, the board of directors of Merger Sub 1 has (i) determined that it is advisable for Merger Sub 1 to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) PubCo, as the sole shareholder of Merger Sub 1 has adopted a resolution by written consent approving this Agreement and the documents contemplated hereby (including the Plan of Initial Merger) and the transactions contemplated hereby and thereby;

WHEREAS, the board of directors of Merger Sub 2 has (i) determined that it is advisable for Merger Sub 2 to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) PubCo, as the sole shareholder of Merger Sub 2 has adopted a resolution by written consent approving this Agreement and the documents contemplated hereby (including the Plan of Acquisition Merger) and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Mergers and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their issued and outstanding Acquiror Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to Acquiror’s and PubCo’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Shareholders (as defined below) have each executed and delivered to Acquiror and PubCo the Company Holders Support Agreement and Deed in the form attached hereto as Exhibit F (the “Company Holders Support Agreement”), pursuant to which (i) the Requisite Company Shareholders have agreed, among other things, to (a) appear at the Company Shareholders’ Meeting for purposes of constituting a quorum, (b) vote (whether pursuant to a duly convened meeting of the shareholders of the Company or to approve by way of a written resolution of the shareholders of the Company) in favor of the adoption and approval, upon the effectiveness of the Proxy/Registration Statement, of this Agreement and the other documents contemplated hereby (including the Plan of Acquisition Merger) and the transactions contemplated hereby and thereby, (c) to vote all Company Shares held by any of them against any proposals that would or would be reasonably likely to in any material respect impede the Transactions and the other transactions contemplated hereby or thereby, (d) not to transfer any Company Shares held by such Company Shareholders, and (e) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Companies Act in respect to all Company Shares held by the Requisite Company Shareholders with respect to the Acquisition Merger, to the extent applicable; and (ii) certain Company Shareholders have agreed to a lock-up of the PubCo Class A Ordinary Shares they will receive pursuant to the Acquisition Merger (subject to certain exceptions) for a period of six months;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement and Deed in the form attached hereto as Exhibit G (the “Sponsor Support Agreement”) pursuant to which the Sponsor has agreed, among other things, (i) to appear at the Acquiror Shareholders’ Meeting for purposes of constituting a quorum, (ii) to vote to adopt and approve this Agreement and the other documents contemplated hereby (including the Plan of Initial Merger) and the transactions contemplated hereby and thereby, (iii) to waive the anti-dilution rights of the Acquiror Class B Ordinary Shares under the Acquiror Charter, (iv) to vote all Acquiror Shares held by Sponsor against any proposals that would or would be reasonably likely to in any material respect impede the Transactions or any other Transaction Proposal, (v) not to redeem any Acquiror Shares held by Sponsor, (vi) except as otherwise set forth in the Sponsor Support Agreement, not to amend that certain letter agreement between Acquiror, Sponsor and certain other parties thereto, dated as of October 15, 2020, (vii) not to transfer any Equity Securities of Acquiror held by Sponsor that would or would be reasonably likely to in any material respect impede the Transactions and the other transactions contemplated hereby and thereby, (viii) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Companies Act in respect of all Acquiror Shares held by Sponsor with respect to the Initial Merger, to the extent applicable, (ix) to release, effective as of and from the Initial Merger Effective Time, Acquiror, PubCo, the Company and their respective Subsidiaries from all claims in respect of or relating to the period prior to the Initial Closing that would or would be reasonably likely to in any material respect impede the Transactions and the other transactions contemplated hereby and thereby, and (x) to a lock-up of the PubCo Shares it will receive pursuant to the Initial Merger (subject to certain exceptions) for a period of six months;

WHEREAS, simultaneously with the execution of this Agreement, Acquiror, the Sponsor, PubCo, certain Company Shareholders and their respective Affiliates, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit H, which shall be effective as of the Acquisition Closing;

WHEREAS, concurrently with the execution and delivery of this Agreement, PubCo, Acquiror and the warrant agent thereunder have entered into an Assignment Assumption and Amendment Agreement in the form attached hereto as Exhibit I (the “Assignment, Assumption and Amendment Agreement”) pursuant to which Acquiror assigns to PubCo all of its rights, interests, and obligations in and under the Acquiror Warrant Agreement, which amends the Acquiror Warrant Agreement to change all references to Warrants (as such term is defined therein) to PubCo Merger Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to PubCo Class A Ordinary Shares) and which causes each outstanding PubCo Merger Warrant to represent the right to acquire, from the date on which such PubCo Merger Warrant becomes exercisable, one whole PubCo Class A Ordinary Share;

WHEREAS, simultaneously with the execution of this Agreement, the Company, Acquiror and PubCo entered into a Supplemental Deed in relation to the Company Class A Warrant Instrument (the “Company Class A Warrant Supplemental Deed”), pursuant to which each Company Class A Warrant that is outstanding immediately prior to the Acquisition Effective Time shall automatically be cancelled and converted into, and shall thereafter represent the right of the holder of such Company Class A Warrant to receive at the Acquisition Effective Time, such number of PubCo Class A Acquisition Warrants as determined in accordance with this Agreement and the Company Class A Warrant Supplemental Deed;

WHEREAS, simultaneously with the execution of this Agreement, the Company, Acquiror and PubCo entered into a Supplemental Deed in relation to the Company Class C Warrant Instrument (the “Company Class C Warrant Supplemental Deed”, and together with the Company Class A Warrant Supplemental Deed, each a “Company Warrant Supplemental Deed”), pursuant to which (i) each Non-Exercising Company Class C Warrant held by a MAS Warrant Condition Applicant shall be assumed by PubCo and converted into a PubCo Class C-1 Acquisition Warrant which will, as soon as practicable after the Acquisition Effective Time (or, to the extent the MAS Warrant Condition remains a condition precedent to the exercise of any PubCo Class C-1 Acquisition Warrants converted from the Non-Exercising Company Class C Warrants pursuant to the applicable Laws, then as soon as practicable after the MAS Warrant Condition is satisfied), be automatically exercised for such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with this Agreement and such PubCo Class C-1 Acquisition Warrant, and (ii) each Non-Exercising Company Class C Warrant held by a Designated Warrant Holder shall be assumed by PubCo and converted into a PubCo Class C-2 Acquisition Warrant which will, upon the exercise at the sole discretion of the holder thereof in accordance with its terms and conditions, entitle the holder thereof to acquire such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with this Agreement and such PubCo Class C-2 Acquisition Warrant; and

WHEREAS, simultaneously with the execution of this Agreement, PubCo and the Call Option Holder (as defined below) entered into a call option agreement in the form attached hereto as Exhibit N (the “PubCo Call Option Agreement”), pursuant to which and subject to the condition that the Call Option Holder has not fully exercised the Existing Call Option as of immediately prior to the Acquisition Effective Time, PubCo agreed to grant the Call Option Holder a call option (the “PubCo Call Option”) at the Acquisition Effective Time, such that the Call Option Holder will have the right to subscribe for loan notes from PubCo for an aggregate subscription price of up to such amount corresponding to the unexercised portion of the Existing Call Option, together with such number of PubCo Class A Ordinary Shares as determined in accordance with the PubCo Call Option Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, PubCo, Merger Sub 1, Merger Sub 2 and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Acquisition Proposal” means (i) any Business Combination, in one transaction or a series of transactions, involving Acquiror or any of its current or future controlled Affiliates or involving all or a material portion of the assets, equity securities or businesses of Acquiror or its current or future controlled Affiliates (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise); or (ii) any equity or similar investment in or by Acquiror and/or any of its controlled Affiliates, in each case, other than the Transactions.

“Acquiror Board” means the board of directors of Acquiror; provided that for the purposes of approving the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby as a Business Combination and the Acquiror Board Recommendation, each of such directors of Acquiror listed on Section 1.1(b) of the Acquiror Disclosure Letter shall be excluded therefrom.

“Acquiror Charter” means the amended and restated memorandum and articles of Acquiror currently in effect.

“Acquiror Class A Ordinary Shares” means class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Ordinary Shares” means class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Fundamental Representations” means the representations and warranties made pursuant to Section 5.1 (Company Organization) (other than the first and second sentences of Section 5.1), Section 5.3 (No Conflict), Section 5.7 (Governmental Authorities; Consents), Section 5.12 (Capitalization of Acquiror) and Section 5.13 (Brokers’ Fees).

“Acquiror Lender” means Sponsor.

“Acquiror Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets and liabilities, results of operations or financial condition of Acquiror, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of Acquiror to consummate the Transactions; provided that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an Event under clause (i) of the definition of an “Acquiror Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required to be taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), cyberattacks, epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any matter set forth in the Acquiror Disclosure Letter which is stated therein as constituting an Acquiror Material Adverse Effect (disregarding this clause (f)), (g) any action taken by, or at the request of, the Company; (h) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on Acquiror’s relationships, contractual or otherwise, with third parties (other than such impact on licenses with Governmental Authorities, which impact shall not be excluded) or (i) any change in the trading price or volume of the Acquiror Units, Acquiror Ordinary Shares or Acquiror Warrants (provided that the underlying causes of such changes referred to in this clause (i) may be considered in determining whether there is an Acquiror Material Adverse Effect except to the extent such cause is otherwise excluded under any of clauses (a) through (h) of this definition); provided, further, that in the case of each of clauses (a), (b), (d) and (e), any such Event to the extent such Event disproportionately and adversely affects Acquiror relative to other similarly situated special purpose acquisition companies shall not be excluded from and shall be taken into account in the determination of whether there has been, or would reasonably be expected to be, an Acquiror Material Adverse Effect, but only to the extent of the incremental disproportionate effect on the Acquiror relative to such similarly situated special purpose acquisition companies. Notwithstanding the foregoing, with respect to Acquiror, the number of Acquiror Shareholders who exercise their Acquiror Shareholder Redemption Right, the number of Dissenting Acquiror Shares or the failure to obtain Acquiror Shareholders’ Approval shall be deemed not to be an Acquiror Material Adverse Effect.

“Acquiror Ordinary Shares” means Acquiror Class A Ordinary Shares and Acquiror Class B Ordinary Shares.

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Ordinary Shares to redeem all or a portion of the Acquiror Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Shareholder Approval” means (a) the approval of the Business Combination, this Agreement and the Transaction Documents by Ordinary Resolution (as defined in the Acquiror Charter), (b) the approval of the Plan of Initial Merger and the Initial Merger by special resolution (as defined in the Cayman Companies Act) of the Acquiror’s Shareholders (which requires an affirmative vote of the holders of at least two-thirds of the Acquiror Ordinary Shares as, being present and entitled to do so, vote in person or, where proxies are allowed, by proxy (as determined in accordance with Acquiror’s Governing Documents)) at an Acquiror Shareholders’ Meeting duly called by the Acquiror Board held for such purpose and (c) the approval of any other proposals as the SEC (or staff member thereof) indicates (i) are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and (ii) are required to be approved by the shareholders of Acquiror in order for the transactions contemplated hereby to be consummated.

“Acquiror Shareholder Redemption Amount” means the aggregate amount payable with respect to all Redeeming Acquiror Shares.

“Acquiror Shareholder Redemption Right” means the right of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Ordinary Shares to redeem all or a portion of the Acquiror Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Initial Merger Effective Time.

“Acquiror Transaction Expenses” means any and all out-of-pocket fees and expenses paid or payable by Acquiror, Sponsor or its Affiliates (whether or not billed or accrued for) as a result of or in connection with Acquiror’s negotiation, documentation and consummation of the Transactions, including (a) all fees (excluding fees of the underwriters of the IPO with respect to deferred underwriting commissions), costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms and (b) any and all filing fees to Governmental Authorities in connection with the Transactions.

“Acquiror Unit” means the units issued by Acquiror in the IPO (including pursuant to the exercise of the underwriters’ overallotment option), each consisting of one Acquiror Class A Ordinary Share and one-third of an Acquiror Warrant.

“Acquiror Warrant Agreement” means the Warrant Agreement, dated October 15, 2020, between Acquiror and Continental Stock Transfer & Trust Company.

“Acquiror Warrants” means the warrants to purchase one (1) Acquiror Class A Ordinary Share at an exercise price of $11.50 issued prior to the date of this Agreement, and any additional warrants to purchase such Acquiror Class A Ordinary Shares to be issued to the Sponsor following the date of this Agreement in respect of any capitalization of Working Capital Loans.

“Acquisition Entities” means PubCo, Merger Sub 1 and Merger Sub 2 and “Acquisition Entity” means either of them.

“Acquisition Entity Fundamental Representations” means the representations and warranties made pursuant to Section 6.3 (No Conflict), Section 6.5 (Governmental Authorities; Consents) and Section 6.7 (Brokers’ Fees).

“Acquisition Merger Consideration” means the PubCo Shares and PubCo Acquisition Warrants receivable by Company Shareholders pursuant to Section 3.1(c).

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or formal inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise, provided, however, that for purposes of this Agreement, (i) Sponsor and Acquiror shall be deemed not to be Affiliates of the Company; and (ii) Affiliates of Acquiror and Affiliates of Sponsor

shall be deemed to only refer to Sponsor, Acquiror and, if applicable, their respective directors and officers. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Alternative Proposal” means, with respect to the Company and its Subsidiaries, other than the transactions contemplated hereby, (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any shares of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third-party beneficially owning any shares of 15% or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, (ii) any merger, acquisition, amalgamation, consolidation, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company or any of its Subsidiaries, (iii) retaining advisors, selecting underwriters, or otherwise commencing any work in relation to an initial public offering, or resolving to make, or making, any filing or submission for an initial public offering with any stock exchange or regulator or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company or any of its Subsidiaries; provided that an “Alternative Proposal” shall not include any acquisition of any Equity Securities of the Company in connection with the exercise of any Company Warrants outstanding as of the date hereof.

“Anti-Bribery Laws” means the anti-bribery and accounting provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010 and the Prevention of Corruption Act 1960 of Singapore, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means, the applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions in which the Company or any of its Subsidiaries operates, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any relevant Governmental Authority, including the Anti-Money Laundering and Counter-Terrorist Financing Ordinance of Hong Kong (Chapter 615 of the Laws of Hong Kong), the Terrorism (Suppression of Financing) Act 2002 of Singapore, the Monetary Authority of Singapore Act 1970, the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore, relevant anti-money laundering-related regulations, notices, circulars and guidelines issued by the Monetary Authority of Singapore, the Anti-Money Laundering Act of 2001 of the Philippines, as amended, and the Terrorism Financing Prevention and Suppression Act of 2012 of the Philippines, their Implementing Rules and Regulations and the relevant anti-money laundering-related circulars issued by the Insurance Commission of the Philippines, the Anti-Money Laundering Council of the Philippines, the Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 of Malaysia, the Money Laundering Control Act of Taiwan and the Counter-Terrorism Financing Act of Taiwan.

“Business Combination” has the meaning set forth in Article 1.1 of the Acquiror Charter as in effect on the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Hong Kong or New York or Governmental Authorities in the Cayman Islands are authorized or required by Law to close.

“Call Option Holder” means such Person listed on Section 1.1(a) of the Company Disclosure Letter.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of ERISA or any similar plan subject to laws of a jurisdiction outside of the United States (whether or not subject to ERISA), or any other plan, policy, program, practice, or agreement (including any employment, bonus, incentive or deferred compensation, or employee loan, note or pledge agreement, and any equity or equity-based compensation, profit-sharing, severance, retention, retirement, supplemental retirement, pension scheme, disability, death benefit, fringe benefit, insurance, change in control or similar plan, policy, program, practice or agreement) providing compensation or other benefits to any current or former (solely to the extent of any ongoing liability) director, officer, individual consultant, worker or employee, or other individual service provider, which are maintained, sponsored or contributed to by the Company, or to which the Company or any of the Company’s Subsidiaries is a party or has or would reasonably be expected to have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program, practice or arrangement that is required under applicable law and maintained by any Governmental Authority.

“Company Board” means the board of directors of the Company; provided that for the purposes of approving the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby and the Company Board Recommendation, each of such directors of the Company listed on Section 1.1(g) of the Company Disclosure Letter shall be excluded therefrom.

“Company Charter” means, as the context requires, the Seventh Amended and Restated Memorandum and Articles of Association of the Company in effect on the date hereof or the Amended and Restated Memorandum and Articles of Association of the Company in effect immediately prior to the Acquisition Effective Time.

“Company Class A Warrant Instrument” means the instrument by way of deed poll for Company Class A Warrants executed by the Company, dated October 14, 2022, as amended by an addendum instrument, dated April 13, 2023, and as further amended and restated by the Company Class A Warrant Supplemental Deed, and as may further be amended, supplemented and/or restated from time to time in accordance with this Agreement.

“Company Class A Warrants” means 20,067,574 warrants to purchase Class A Ordinary Shares issued pursuant to the Company Class A Warrant Instrument.

“Company Class C Warrant Instrument” means the instrument by way of deed poll for Company Class C Warrants executed by the Company, dated October 14, 2022, as amended and restated by a supplemental deed, dated December 23, 2022, as further amended and restated by the Company Class C Warrant Supplemental Deed, and as may further be amended, supplemented and/or restated from time to time in accordance with this Agreement.

“Company Class C Warrants” means 27,179,790 warrants to purchase Class C Ordinary Shares issued pursuant to the Company Class C Warrant Instrument.

“Company Exchanging Ordinary Share” means each Class A Ordinary Share issued and outstanding immediately prior to the Acquisition Effective Time, including each Class A Ordinary Share issued as a result of the Company Share Conversion in accordance with the Company Charter and Section 3.1(b), but excluding any Company Shares referred to in Section 3.1(c)(v) and any Dissenting Company Shares.

“Company Fundamental Representations” means the representations and warranties made pursuant to the Section 4.1(Company Organization) (other than the first and second sentences of Section 4.1), Section 4.2 (Subsidiaries), Section 4.4 (No Conflict), Section 4.5 (Governmental Authorities; Consents), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.31 (Brokers’ Fees).

“Company Incentive Plan” means the CompareAsia Group Capital Limited 2022 Equity Plan, adopted by the Company on December 16, 2022, as may be amended from time to time.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets and liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Company to consummate the Transactions; provided that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an Event under clause (i) of the definition of a “Company Material Adverse Effect”: (a) any change in applicable Laws or IFRS or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required to be taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), cyberattacks, epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure in and of itself of the Company to meet any projections or forecasts (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any Event underlying such failure has resulted in or contributed to a Company Material Adverse Effect except where such Event is otherwise excluded under any of clauses (a) through (e) or clauses (g) through (h) of this definition), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate, (h) any action taken by, or at the request of, Acquiror; (i) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on the Company’s and its Subsidiaries’ relationships, contractual or otherwise, with third parties (other than such impact on licenses with Governmental Authorities, which impact shall not be excluded) or (j) any matter set forth on the Company Disclosure Letter which is stated therein as constituting a Company Material Adverse Effect (disregarding this clause (j)); provided, further, that in the case of each of clauses (a), (b), (d), (e) and (g), any such Event to the extent such Event disproportionately and adversely affects the business, assets, liabilities, results of operations or condition of the Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which such Persons operate shall not be excluded from and shall be taken into account in the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to such similarly situated participants.

“Company Option” means an option to purchase Class D Ordinary Shares under a Company Incentive Plan.

“Company Ordinary Shares” means, collectively, the Class A Ordinary Shares, the Class B Ordinary Shares, the Class C Ordinary Shares and the Class D Ordinary Shares, in each case in the capital of the Company and as defined in the Company Charter as of the date hereof.

“Company Related Party” means any (a) member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of the Company or any of its Subsidiaries, or (b) any director (including any nominee and alternative director), officer, commissioner or Executive-level Employee of the Company or any of its Subsidiaries or higher or any immediate family member of the foregoing Persons, in the case of clauses (a) and (b), excluding the Company and any of its Subsidiaries.

“Company Shareholder” means any holder of any Company Shares.

“Company Shareholders Agreement” means the Sixth Amended and Restated Shareholders Agreement, dated April 14, 2023, relating to the Company, as may be amended, supplemented and/or restated from time to time.

“Company Shares” means, collectively, the Company Ordinary Shares and the Company Preference Shares.

“Company Transaction Expenses” means any and all out-of-pocket fees and expenses payable by the Company or any of its Subsidiaries or Affiliates, PubCo, Merger Sub 1 or Merger Sub 2 (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, and (b) any and all filing fees payable by the Company or any of its Subsidiaries or Affiliates to Governmental Authorities in connection with the Transactions.

“Company Warrant Instruments” means, collectively, the Company Class A Warrant Instrument and the Company Class C Warrant Instrument.

“Company Warrants” means, collectively, the Company Class A Warrants and the Company Class C Warrants.

“Confidentiality Agreement” means the confidentiality agreement, dated November 26, 2021, between Acquiror and the Company.

“Contracts” means any legally binding (whether written or verbal) contracts, deeds, agreements, subcontracts, leases, licenses, sublicenses, insurance policies, purchase orders or undertakings of any nature that have any outstanding rights or obligations.

“Converted Company Preference Shares” means the Class A Ordinary Shares issued in the Company Preference Share Conversion.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used or distributed with such software subject to such license (i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, direction or guidelines promulgated by any Governmental Authority, including Singapore Ministry of Health, the Hong Kong Department of Health, the Hong Kong Centre for Health Protection, U.S. Centers for Disease Control and Prevention, the Ministry of Health of Malaysia, the Ministry of Public Health of Thailand, the Department of Health of Philippines, the Ministry of Health and Welfare of Taiwan or the World Health Organization, in each case, in connection with or in response to COVID-19 for similarly situated companies.

“Designated Warrant Holder” means each such Person listed on Section 1.1(b) of the Company Disclosure Letter.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dollars” or “$” means lawful money of the United States.

“DTC” means Depository Trust Company.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“Equity Securities” means, with respect to any Person, any capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such Person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 0.307212.

“Executive-level Employee” means any employee of the Company or any Subsidiary of the Company with an annual base salary payable by the Company or any Subsidiary of the Company exceeding $200,000.

“Exercising Company Class C Warrant” means each Company Class C Warrant issued and outstanding immediately prior to the Acquisition Effective Time that is not a Non-Exercising Company Class C Warrant.

“Existing Call Option” means that certain call option granted by the Company to the Call Option Holder under Section 7.1 (Call Option) of the Company Shareholders Agreement, pursuant to and subject to the terms and conditions of which the Call Option Holder shall have the right to subscribe for additional loan notes from the Company for an aggregate subscription price of up to $5 million, together with a certain number of warrants to purchase Class C Ordinary Shares to be issued pursuant to the Company Class C Warrant Instrument.

“Fee Letter” means the letter agreement entered into concurrently with the execution and delivery of this Agreement attached as Exhibit O.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern(s) its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a Cayman Islands exempted company limited by shares are its memorandum and articles of association and the “Governing Documents” of a Cayman Islands limited liability company are its limited liability company agreement.

“Government Official” means any officer, cadre, civil servant, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), any candidate for political office, or any employee of a government owned or controlled entity.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, taxing, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, or (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under IFRS, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed or for which the Company or any of its Subsidiaries has given assurance, comfort, keep-well or any similar undertaking, directly or indirectly, jointly or severally.

“Initial Merger Consideration” means the sum of all PubCo Shares and PubCo Merger Warrants receivable by Acquiror Shareholders (including Acquiror Lender) pursuant to Section 3.1(a).

“Intellectual Property” means any rights in or to intellectual property of any type or nature, throughout the world, including all: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, and internet domain names and social media handles, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (iv) trade secrets, know-how, and other confidential information or proprietary rights.

“International Trade Laws” means all export, import, customs, anti-boycott, and other trade Laws or programs administered, enacted or enforced by any relevant Governmental Authority, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, customs, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable to the Company or any of its Subsidiaries.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing by the competent Governmental Authorities, including general principles of common and civil law and equity.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, rights of preemption, leases, subleases, licenses, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but in any event excluding transfer restrictions under applicable securities Laws).

“MAS de-SPAC Condition” means each such MAS de-SPAC Condition Applicant having obtained all necessary approvals, consents and authorizations from the Monetary Authority of Singapore in accordance with section 87(2) of the Insurance Act 1966 for such MAS de-SPAC Condition Applicant to obtain “effective control” (within the meaning of section 87(3) of the Insurance Act 1966) of such Subsidiary of the Company listed on Section 1.1(c) of the Company Disclosure Letter, and all such approvals, consents and authorizations not having been subsequently revoked or withdrawn.

“MAS de-SPAC Condition Applicant” means each such Person listed on Section 1.1(d) of the Company Disclosure Letter or Section 1.1(a) of the Acquiror Disclosure Letter.

“MAS Warrant Condition” means each such MAS Warrant Condition Applicant having obtained all necessary approvals, consents and authorizations from the Monetary Authority of Singapore in accordance with section 87(2) of the Insurance Act 1966 for such MAS Warrant Condition Applicant to obtain “effective control” (within the meaning of section 87(3) of the Insurance Act 1966) of such Subsidiary of the Company listed on Section 1.1(c) of the Company Disclosure Letter, and all such approvals, consents and authorizations not having been subsequently revoked or withdrawn.

“MAS Warrant Condition Applicant” means each such Person listed on Section 1.1(e) of the Company Disclosure Letter.

“Non-Exercising Company Class C Warrant” means, (a) to the extent any Designated Warrant Holder has not elected to fully exercise all Company Class C Warrants held by it prior to the Acquisition Effective Time, each Company Class C Warrant held by such Designated Warrant Holder immediately prior to the Acquisition Effective Time; and (b) to the extent the MAS Warrant Condition has not been satisfied immediately prior to the Acquisition Effective Time for the purposes of the exercise of any Company Class C Warrants by a MAS Warrant Condition Applicant, each Company Class C Warrant held by such MAS Warrant Condition Applicant immediately prior to the Acquisition Effective Time.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. “Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Permitted Equity Financing” means purchases of PubCo Class A Ordinary Shares on the day of the Acquisition Closing (after the Initial Closing but immediately prior to the Acquisition Closing) by an investor pursuant to Section 9.7.

“Permitted Equity Financing Proceeds” means gross cash proceeds to be funded immediately prior to or concurrently with the Acquisition Closing to PubCo pursuant to the Permitted Equity Subscription Agreements.

“Permitted Equity Subscription Agreement” means any subscription agreement executed by an investor, Acquiror and PubCo after the date hereof pursuant to which such investor has agreed to purchase for cash PubCo Class A Ordinary Shares from PubCo on the day of the Acquisition Closing (after the Initial Closing but immediately prior to the Acquisition Closing) pursuant to Section 9.7.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with IFRS, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with IFRS (with respect to the Company or any of its Subsidiaries) or GAAP (with respect to Acquiror), (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease, and (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business consistent with past practice with respect to the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Leased Real Property with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (x) other Liens incurred in the ordinary course of business consistent with past practice that do not, individually or in the aggregate, materially and adversely affect the use of the property affected by such Lien, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole, or the Acquiror (as applicable).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Philippines” means the Republic of the Philippines.

“Plan of Acquisition Merger” means the plan of merger substantially in the form attached hereto as Exhibit B and any amendment or variations thereto made in accordance with the provisions of the Cayman Companies Act and the terms thereof.

“Plan of Initial Merger” means the plan of merger substantially in the form attached hereto as Exhibit A and any amendment or variation thereto made in accordance with the provisions of the Cayman Companies Act and the terms thereof.

“Prior Equity Plan” means the CompareAsia 2015 Equity Plan, as terminated pursuant to written resolutions of the directors of the Company on December 16, 2022.

“PubCo Acquisition Warrants” means, collectively, the PubCo Class A Acquisition Warrants and PubCo Class C Acquisition Warrants.

“PubCo Class A Acquisition Warrant Instrument” means the instrument by way of deed poll in such form attached hereto as Exhibit K for the PubCo Class A Acquisition Warrants.

“PubCo Class A Acquisition Warrants” means the warrants to be issued by PubCo in connection with the Acquisition Merger pursuant to the PubCo Class A Acquisition Warrant Instrument.

“PubCo Class A Ordinary Shares” means the Class A ordinary shares of PubCo, par value US$0.0001 per share.

“PubCo Class B Ordinary Shares” means the Class B ordinary shares of PubCo, par value US$0.0001 per share.

“PubCo Class C Acquisition Warrants” means, collectively, the PubCo Class C-1 Acquisition Warrants and the PubCo Class C-2 Acquisition Warrants.

“PubCo Class C-1 Acquisition Warrant Instrument” means the instrument by way of deed poll in such form attached hereto as Exhibit L for the PubCo Class C-1 Acquisition Warrants.

“PubCo Class C-1 Acquisition Warrants” means the warrants to be issued by PubCo in connection with the Acquisition Merger pursuant to the PubCo Class C-1 Acquisition Warrant Instrument.

“PubCo Class C-2 Acquisition Warrant Instrument” means the instrument by way of deed poll in such form attached hereto as Exhibit M for the PubCo Class C-2 Acquisition Warrants.

“PubCo Class C-2 Acquisition Warrants” means the warrants to be issued by PubCo in connection with the Acquisition Merger pursuant to the PubCo Class C-2 Acquisition Warrant Instrument.

“PubCo Initial Shareholders” means the holders of the PubCo Subscriber Shares (and any other shares of PubCo) immediately prior to the Initial Merger Effective Time.

“PubCo Preference Shares” means PubCo’s convertible preferred shares of US$0.0001 par value per share having the rights, preferences and restrictions set forth in the PubCo Charter (including Articles 17 to 24 and Article 89 thereof).

“PubCo Shares” means, collectively, the PubCo Class A Ordinary Shares, the PubCo Class B Ordinary Shares and, upon completion of the Share Redesignation, the PubCo Preference Shares.

“PubCo Warrants” means, collectively, the PubCo Acquisition Warrants and the PubCo Merger Warrants.

“Redeeming Acquiror Shares” means Acquiror Ordinary Shares in respect of which the eligible (as determined in accordance with the Acquiror Charter) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its Acquiror Shareholder Redemption Right.

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives of such Person or its Affiliates.

“Requisite Company Shareholders” means Company Shareholders holding, in the aggregate, a sufficient number of Company Shares to enable the Company Shareholders’ Approval to be obtained without the affirmative vote of any other Company Shareholder.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred List.

“Sanctioned Jurisdiction” means any country or territory subject to comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk and Luhansk regions of Ukraine).

“Sanctioned Person” means any Person that is (a) organized under the Laws of, or resident or located in, any Sanctioned Jurisdiction, (b) included on any list of Persons subject to Sanctions (including, but not limited to, the U.S. Department of the Treasury’s Specially Designated Nationals and Blocked Persons List and the Sectoral Sanctions Identification List; or any similar list maintained or administered by the United Nations Security Council, HM Treasury of the United Kingdom, the European Union, any European Union member states, or any other Governmental Authority where the Company or any of its Subsidiaries operates), or (c) owned fifty percent (50%) or more, directly or indirectly, controlled by, or acting on behalf or at the direction of any Person or Persons described in clauses (a) or (b).

“Sanctions” means those trade, economic and financial sanctions Laws, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including through the U.S. Department of the Treasury’s Office of Foreign Assets Control or the Department of State), (b) the European Union or any European Union member states, (c) the United Nations Security Council, (d) His Majesty’s Treasury of the United Kingdom, or (e) any other Governmental Authority where the Company or any of its Subsidiaries operates.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholder Merger Consideration” means the Initial Merger Consideration and the Acquisition Merger Consideration, as applicable.

“Singapore” means the Republic of Singapore.

“Sponsor” means Bridgetown LLC, a Cayman Islands limited liability company.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than fifty percent (50%) of the voting power of the Equity Securities or equity interests is owned, directly or indirectly, by such Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member or has the power to direct the policies, management and affairs of such entity, and a Subsidiary is a “wholly-owned Subsidiary” of such Person when substantially all of the voting power of its Equity Securities or equity interests is owned or controlled by such Person. Notwithstanding the foregoing, for the purposes of Article IV of this Agreement, none of such entities set forth on Section 1.1(f) of the Company Disclosure Letter shall be or be deemed as a Subsidiary of the Company, other than for the purposes of Section 4.9, where such entities set forth on Section 1.1(f) of the Company Disclosure Letter shall each be and be deemed as a Subsidiary of the Company.

“Surviving Company Ordinary Share” means an ordinary share of the Surviving Company.

“Tax” or “Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, Equity Securities, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Tax Return” means any return, declaration, report, form, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Plan of Initial Merger, the Plan of Acquisition Merger, the PubCo Charter, the Company Holders Support Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the Company Warrant Supplemental Deeds, the PubCo Class A Acquisition Warrant Instrument, the Fee Letter, the Working Capital Loan Capitalization Agreement, the PubCo Class C-1 Acquisition Warrant Instrument, the PubCo Class C-2 Acquisition Warrant Instrument, the PubCo Call Option Agreement, each Permitted Equity Subscription Agreement and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them.

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“U.S. Benefit Plan” means a Company Benefit Plan that is subject to the laws of the United States or provides compensation or benefits to any current or former employee, director, independent contractor or consultant (or any dependent thereof) of the Company or any of their respective Affiliates that is subject to the laws of the United States.

“Working Capital Loan Cap” means $5,000,000, subject to such increases as may be agreed in writing by Acquiror and the Company.

“Working Capital Loan Capitalization Agreement” means the agreement entered into concurrently with the execution and delivery of this Agreement attached as Exhibit P.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, loan agreement, accounting entry or similar evidence, for the purpose of financing costs, expenses and other obligations incurred by Acquiror.

Section 1.2. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS.

Section 1.3. Knowledge. As used herein, (a) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter, (b) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of reasonable inquiries of direct reports and (c) the phrase “to the knowledge” of an Acquisition Entity shall mean the actual knowledge of the directors of the respective Acquisition Entities.

ARTICLE II

THE MERGERS; MERGER CLOSING

Section 2.1. Pre-Closing Actions. At the Initial Merger Effective Time, PubCo’s Governing Documents, as in effect immediately prior to the Initial Merger Effective Time, shall be amended and restated and replaced in their entirety with the form of amended and restated memorandum and articles of association of PubCo attached hereto as Exhibit C (the “PubCo Charter”), and, as so amended and restated, the PubCo Charter shall be the memorandum and articles of association of PubCo, until thereafter amended in accordance with the terms thereof and the Cayman Companies Act.

Section 2.2. The Initial Merger.

(a) Initial Merger. Subject to Section 2.2(b), on the date which is five (5) Business Days after the first date on which all conditions set forth in Section 10.1, Section 10.2 and Section 10.3 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by Acquiror and the Company in writing, the closing of the Transactions contemplated by this Agreement with respect to the Initial Merger (the “Initial Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 12.9. At the Initial Closing, Acquiror shall merge with and into Merger Sub 1, with Merger Sub 1 being the surviving company in the Initial Merger (the day on which the Initial Closing occurs, the “Initial Closing Date”). On the Initial Closing Date, PubCo, Acquiror and Merger Sub 1 shall execute and cause to be filed with the Cayman Registrar, the Plan of Initial Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Act or by any other applicable Law to make the Initial Merger effective. The Initial Merger shall become effective at the time when the Plan of Initial Merger is registered by the Cayman Registrar or at such later time permitted by the Cayman Companies Act as may be agreed by Merger Sub 1 and Acquiror in writing with the prior written consent of the Company and specified in the Plan of Initial Merger, provided that such later time shall not be a date later than the ninetieth (90th) day after the date when the Plan of Initial Merger is filed and registered with the Cayman Registrar (the “Initial Merger Effective Time”).

(b) Notice to Acquiror Shareholders Delivering Written Objection. If any Acquiror Shareholder gives to Acquiror, before the Acquiror Shareholders’ Approval is obtained at the Acquiror Shareholders’ Meeting, written objection to the Initial Merger (each, a “Written Objection”) in accordance with Section 238(2) of the Cayman Companies Act:

(i) Acquiror shall, in accordance with Section 238(4) of the Cayman Companies Act, within twenty (20) days following the date on which the Acquiror Shareholders’ Approval is obtained, promptly give written notice of the authorization of the Initial Merger (the “Authorization Notice”) to each such Acquiror Shareholder who has made a Written Objection, and

(ii) unless Acquiror and the Company elect by agreement in writing to waive this Section 2.2(b)(ii) or unless there remains fewer than twenty-one (21) days prior to the Agreement End Date, no party shall be obligated to commence the Initial Closing, and the Plan of Initial Merger shall not be filed with the Cayman Registrar until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act, as referred to in Section 239(1) of the Cayman Companies Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Section 10.1, Section 10.2 and Section 10.3.

(c) Effects of the Initial Merger. At and after the Initial Merger Effective Time, the Initial Merger shall have the effects set forth in this Agreement, the Plan of Initial Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Initial Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Acquiror and Merger Sub 1 shall vest in and become the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Merger Sub 1 as the Surviving Subsidiary (including all rights and obligations with respect to the Trust Account), which shall include the assumption by Merger Sub 1 of any and all agreements, covenants, duties and obligations of Acquiror and Merger Sub 1 set forth in this Agreement and the other Transaction Documents to which Acquiror or Merger Sub 1 is a party, and Merger Sub 1 shall thereafter exist as a wholly-owned subsidiary of PubCo and the separate corporate existence of Acquiror shall cease to exist.

(d) Organizational Documents of the Surviving Subsidiary. At the Initial Merger Effective Time, the memorandum and articles of association of Merger Sub 1, as in effect immediately prior to the Initial Merger Effective Time in the form attached hereto as Exhibit D (the “Articles of the Surviving Subsidiary”), shall continue to be the memorandum and articles of association of the Surviving Subsidiary, until thereafter amended in accordance with the terms thereof and the Cayman Companies Act.

(e) Directors and Officers of PubCo. At the Initial Merger Effective Time and to the extent the Sponsor has so elected pursuant to Section 7.12(a), such Person as the Sponsor may designate pursuant to a written notice to be delivered to PubCo sufficiently in advance to allow for inclusion of such Person in the Proxy/Registration Statement (the “Acquiror Director”) shall be appointed as a director on the board of directors of PubCo, in addition to the then existing directors of PubCo (each a “Company Director”), effective as of the Initial Merger Effective Time. At the Initial Merger Effective Time, the existing officers of PubCo (if any) shall cease to hold office and the initial officers of PubCo from the Initial Merger Effective Time shall be appointed as determined by the board of directors of PubCo. The directors and officers of PubCo shall hold office in accordance with the PubCo Charter until they are removed or resign in accordance with the PubCo Charter or until their respective successor is duly elected or appointed and qualified in accordance with Section 7.12.

(f) Directors and Officers of the Surviving Subsidiary. At the Initial Merger Effective Time, Daniel Wong (the “Acquiror Temporary Director”) shall be appointed as a director on the board of directors of the Surviving Subsidiary, in addition to the then existing directors of the Surviving Subsidiary, effective as of the Initial Merger Effective Time. At the Initial Merger Effective Time, the existing officers of the Surviving Subsidiary (if any) shall cease to hold office and the initial officers of the Surviving Subsidiary from the Initial Merger Effective Time shall be appointed as determined by the board of directors of the Surviving Subsidiary. The Acquiror Temporary Director shall hold office until the Acquisition Effective Time and the remaining directors and the officers of the Surviving Subsidiary shall hold office in accordance with the Articles of the Surviving Subsidiary until they are removed or resign in accordance with the Articles of the Surviving Subsidiary or until their respective successors are duly elected or appointed and qualified. At the Initial Merger Effective Time, the board of directors and officers of Acquiror shall cease to hold office.

(g) PubCo Shares. At the Initial Merger Effective Time and immediately following the issuance of one or more PubCo Shares comprising the Initial Merger Consideration, the PubCo Initial Shareholders shall surrender the PubCo Subscriber Shares and any other shares of PubCo that were issued and outstanding immediately prior to the Initial Merger Effective Time (the “Surrender Shares”) for no consideration to PubCo and all such shares of PubCo shall be cancelled by PubCo.

Section 2.3. The Acquisition Merger.

(a) Acquisition Merger. As soon as practicable following the later of three (3) hours and one minute following the Initial Merger Effective Time and the time on which all conditions set forth in Section 10.4 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acquisition Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by PubCo (with the prior written consent of the Acquiror Director (or if there is no Acquiror Director, the Acquiror Temporary Director) and the Company Directors) and the Company in writing, the closing of the Transactions contemplated by this Agreement with respect to the Acquisition Merger (the “Acquisition Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 12.9. At the Acquisition Closing, Merger Sub 2 shall merge with and into the Company, with the Company being the surviving company in the Acquisition Merger (the day on which the Acquisition Closing occurs, the “Acquisition Closing Date”). On the Acquisition Closing Date, upon the Acquisition Closing, PubCo, the Company and Merger Sub 2 shall execute and cause to be filed with the Cayman Registrar the Plan of Acquisition Merger (substantially in the form attached hereto as Exhibit B) and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Act or by any other applicable Law to make the Acquisition Merger effective. The Acquisition Merger shall become effective at the time when the Plan of Acquisition Merger is registered by the Cayman Registrar or at such later time permitted by the Cayman Companies Act as may be agreed by PubCo (with the prior written consent of the Acquiror Director (or if there is no Acquiror Director, the Acquiror Temporary Director) and the Company Directors), Merger Sub 2 and the Company in writing and specified in the Plan of Acquisition Merger, provided that such later time shall not be a date later than the ninetieth (90th) day after the date when the Plan of Acquisition Merger is filed and registered with the Cayman Registrar (the “Acquisition Effective Time”).

(b) Effect of the Acquisition Merger. At and after the Acquisition Effective Time, the Acquisition Merger shall have the effects set forth in this Agreement, the Plan of Acquisition Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Effective Time, all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of the Company and Merger Sub 2 shall vest in and become the property, rights, privileges, agreements, powers and franchises, liabilities and duties of the Company as the Surviving Company, which shall include the assumption by the Company of any and all agreements, covenants, duties and obligations of the Company and Merger Sub 2 set forth in this Agreement and the other Transaction Documents to which the Company or Merger Sub 2 is a party, and the Company shall thereafter exist as a wholly-owned subsidiary of PubCo and the separate corporate existence of Merger Sub 2 shall cease to exist.

(c) Organizational Documents of the Surviving Company. At the Acquisition Effective Time, the Company Charter, as in effect immediately prior to the Acquisition Effective Time, shall be amended and restated and replaced in its entirety with the form of the amended and restated memorandum and articles of association of the Company attached hereto as Exhibit E (the “Articles of the Surviving Company”), and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with the terms thereof and the Cayman Companies Act.

(d) Directors and Officers of the Surviving Company. At the Acquisition Effective Time, the board of directors and officers of Merger Sub 2 shall cease to hold office, and the board of directors and officers of the Surviving Company shall be appointed as determined by the Company. Each director and officer of the Surviving Company shall hold office in accordance with the Articles of the Surviving Company until they are removed or resign in accordance with the Articles of the Surviving Company or until their respective successors are duly elected or appointed and qualified.

Section 2.4. Closing Deliverables.

(a) At the Initial Closing,

(i) the Company will deliver or cause to be delivered to Acquiror a certificate signed by an officer of the Company, dated the Initial Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.2(a) and Section 10.2(b) have been fulfilled.

(ii) PubCo shall deliver or cause to be delivered to Acquiror, evidence of the appointment of the Acquiror Director as a director on the board of directors of PubCo in accordance with Section 2.2(e), effective as of the Initial Merger Effective Time;

(iii) Acquiror shall deliver or cause to be delivered to the Company;

(1) a certificate signed by an authorized director or officer of Acquiror, dated the Initial Closing Date, certifying that the conditions specified in Section 10.3(a) and Section 10.3(b) have been fulfilled; and

(2) a copy of the resignation letter, duly executed by the Acquiror Temporary Director, providing for the Acquiror Temporary Director’s automatic resignation from the board of directors of the Surviving Subsidiary upon the Acquisition Effective Time.

(iv) Merger Sub 1 shall deliver or cause to be delivered to Acquiror, evidence of the appointment of the Acquiror Temporary Director as a director on the board of directors of the Surviving Subsidiary in accordance with Section 2.2(f), effective as of the Initial Merger Effective Time.

(v) the Company shall deliver or cause to be delivered to Acquiror and PubCo, a share surrender form duly executed by the PubCo Initial Shareholders surrendering all Surrender Shares to PubCo in accordance with Section 2.2(g).

(b) At the Acquisition Closing, PubCo and the Surviving Subsidiary (as the surviving company in the Initial Merger) shall:

(i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered;

(ii) settle (or cause the Trustee to settle) (A) as and when due all amounts payable on account of the Acquiror Shareholder Redemption Amount to former Acquiror Shareholders pursuant to their exercise of the Acquiror Shareholder Redemption Right, (B) all accrued and unpaid Acquiror Transaction Expenses, as set forth on a written statement to be delivered to PubCo by or on behalf of Acquiror, not less than two (2) Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, (C) all accrued and unpaid Company Transaction

Expenses, as set forth on a written statement to be delivered to PubCo by or on behalf of the Company, not less than two (2) Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfers instructions for the payment thereof and (D) immediately thereafter, the Remaining Trust Fund Proceeds to a bank account designated by the Surviving Subsidiary for its immediate use, subject to this Agreement and the Trust Agreement; and

thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.

(c) At the Acquisition Closing, PubCo shall cause each of Exhibit K, Exhibit L and Exhibit M to be executed substantially in the form as attached hereto.

(d) If a bank account of PubCo or any of its Subsidiaries is designated by the Surviving Subsidiary under Section 8.1(a)(ii)(4), the payment of the Remaining Trust Fund Proceeds to such bank account may be treated as (i) an advance from the Surviving Subsidiary to PubCo or such Subsidiary of PubCo, or (ii) a dividend from the Surviving Subsidiary to PubCo, in each case, as determined by the Surviving Subsidiary in its sole discretion, subject to applicable Laws.

Section 2.5. Tax Free Reorganization Matters. Prior to the Initial Closing, (a) Merger Sub 1 shall elect to be disregarded as an entity separate from PubCo and (b) Merger Sub 2 shall elect to be treated as a corporation, in each case, for U.S. federal income tax purposes as of the effective date of its formation and shall not subsequently change such classification. No party to this Agreement shall take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair or impede the Intended Tax Treatment. For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment), the parties shall prepare and file all Tax Returns consistent with the Intended Tax Treatment, and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. This Agreement is hereby adopted as a separate “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) with respect to each of the Initial Merger, the Acquisition Merger, and the Working Capital Loan Capitalization for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE III

EFFECTS OF THE MERGERS ON ACQUIROR AND COMPANY EQUITY SECURITIES

Section 3.1. Conversion of Acquiror and Company Securities.

(a) At the Initial Merger Effective Time, by virtue of and as part of the agreed consideration for the Initial Merger and without any action on the part of Acquiror Lender or any other holder of Acquiror Shares or holder of securities of Merger Sub 1:

(i) Acquiror Units. Each Acquiror Unit issued and outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one Acquiror Class A Ordinary Share and one-third of an Acquiror Warrant in accordance with the terms of the applicable Acquiror Unit (the “Unit Separation”); provided that no fractional Acquiror Warrants will be issued in connection with the Unit Separation such that if a holder of Acquiror Units would be entitled to receive a fractional Acquiror Warrant upon the Unit Separation, the number of Acquiror Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of Acquiror Warrants. The underlying Acquiror Shares and the Acquiror Warrants held or deemed to be held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 3.1(a).

(ii) Acquiror Ordinary Shares. Immediately following the Unit Separation in accordance with Section 3.1(a)(i), (A) each Acquiror Share (which, for the avoidance of doubt, includes the Acquiror Class A Ordinary Shares held as a result of the Unit Separation) issued and outstanding immediately prior to the Initial Merger Effective Time (other than (1) any Acquiror Class B Ordinary Shares, (2) any Acquiror Shares referred to in Section 3.1(a)(v), (3) Redeeming Acquiror Shares and (4) Dissenting Acquiror Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal in accordance with Section 3.2 (if required by the Exchange Agent in accordance with Section 3.2), one newly issued PubCo Class A Ordinary Share and (B) each Acquiror Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time and shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal in accordance with Section 3.2 (if required by the Exchange Agent in accordance with Section 3.2), one newly issued PubCo Class B Ordinary Share. As of the Initial Merger Effective Time, each Acquiror Shareholder shall cease to have any other rights in and to such Acquiror Shares, except as expressly provided herein.

(iii) Working Capital Loans. Immediately following the Unit Separation in accordance with Section 3.1(a)(i) and immediately prior to the Initial Merger Effective Time, pursuant to the Working Capital Loan Capitalization, (A) the aggregate outstanding amount of Working Capital Loans immediately prior to the Initial Merger Effective Time that is equal to or below the Working Capital Loan Cap shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal in accordance with Section 3.2 (if required by the Exchange Agent in accordance with Section 3.2), a number of newly issued PubCo Class A Ordinary Shares that is equal the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding the Working Capital Loan Cap immediately prior to the Initial Merger Effective Time by (y) 10.00, without interest, subject to rounding pursuant to Section 3.1(d), whereupon Acquiror Lender shall cease to have any other rights in and to the portion of any Working Capitals Loan capitalized pursuant to this Section 3.1(a)(iii), except as expressly provided herein.

(iv) Exchange of Acquiror Warrants. Each Acquiror Warrant (which, for the avoidance of doubt, includes the Acquiror Warrants held as a result of the Unit Separation) outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Acquiror Ordinary Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share (each, a “PubCo Merger Warrant”). Each PubCo Merger Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Acquiror Warrant immediately prior to the Initial Merger Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.

(v) Acquiror Treasury Shares. Notwithstanding Section 3.1(a)(ii) above or any other provision of this Agreement to the contrary, if there are any Acquiror Shares that are held by Acquiror as treasury shares or any Acquiror Shares held by any direct or indirect Subsidiary of Acquiror immediately prior to the Initial Merger Effective Time, such Acquiror Shares shall automatically be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(vi) Redeeming Acquiror Shares. Each Redeeming Acquiror Share issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the Acquiror Shareholder Redemption Amount in accordance with the Acquiror Charter.

(vii) Dissenting Acquiror Shares. Each Dissenting Acquiror Share issued and outstanding immediately prior to the Initial Merger Effective Time held by a Dissenting Acquiror Shareholder shall automatically be cancelled and cease to exist in accordance with Section 3.4 and shall thereafter represent only the right to be paid the fair value of such Dissenting Acquiror Share and such other rights as are granted by the Cayman Companies Act.

(viii) Merger Sub 1 Share. The Merger Sub 1 Share issued and outstanding immediately prior to the Initial Merger Effective Time shall continue existing and constitute the only issued and outstanding share in the capital of the Surviving Subsidiary.

(b) On the Acquisition Closing Date and immediately prior to the Acquisition Effective Time, by virtue of the terms and conditions of the Exercising Company Class C Warrants and the Company Charter, and without any action on the part of any holder of the Exercising Company Class C Warrants and/or Company Shares:

(i) Exercising Company Class C Warrants. Each Exercising Company Class C Warrant shall, immediately prior to the Acquisition Effective Time and the Company Ordinary Share Conversion, in accordance with the terms of this Agreement and the Company Class C Warrant Instrument, automatically be exercised for Class C Ordinary Shares pursuant to the terms and conditions of such Exercising Company Class C Warrant, immediately upon which each such Class C Ordinary Share shall first automatically convert into one Class A Ordinary Share in the Company Ordinary Share Conversion pursuant to Section 3.1(b)(ii).

(ii) Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares. Each of the Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares issued and outstanding immediately prior to the Acquisition Effective Time (including all Class C Ordinary Shares issued as a result of the automatic exercise of the Exercising Company Class C Warrants in accordance with Section 3.1(b)(i)) shall automatically be cancelled and cease to exist in exchange for the right to receive one validly issued, fully paid and non-assessable Class A Ordinary Share pursuant to the Company Charter as in effect immediately prior to the Acquisition Effective Time (the “Company Ordinary Share Conversion”). Upon the Company Ordinary Share Conversion, all of the Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares shall no longer be outstanding, and each holder of a Class B Ordinary Share, Class C Ordinary Share and/or Class D Ordinary Share (as the case may be) shall cease to have any other rights in and to such Class B Ordinary Share, Class C Ordinary Share and/or Class D Ordinary Share (as the case may be).

(iii) Company Preference Shares. Each Company Preference Share issued and outstanding immediately prior to the Acquisition Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive a number of validly issued, fully paid and non-assessable Class A Ordinary Shares pursuant to the Company Charter as in effect immediately prior to the Acquisition Effective Time (the “Company Preference Share Conversion”, and together with the Company Ordinary Share Conversion, collectively, the “Company Share Conversion”). Upon the Company Preference Share Conversion, all of the Company Preference Shares shall no longer be outstanding, and each holder of a Company Preference Share shall cease to have any rights in and to such Company Preference Share.

(c) Immediately following the Company Share Conversion and at the Acquisition Effective Time, by virtue of and as the agreed consideration for the Acquisition Merger and without any action on the part of any holder of Company Shares, Company Options, Company Warrants, the Existing Call Option or securities of Merger Sub 2:

(i) Company Exchanging Ordinary Shares. Each Company Exchanging Ordinary Share (including, for the avoidance of doubt, each Converted Company Preference Share) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal in accordance with Section 3.2 (if required by the Exchange Agent in accordance with Section 3.2), such fraction of a newly issued PubCo Class A Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding pursuant to Section 3.1(d). As of the Acquisition Effective Time, each holder of a Company Exchanging Ordinary Share shall cease to have any other rights in and to the securities of Company or the Surviving Company, except as expressly provided herein.

(ii) Company Options. Each Company Option outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by PubCo and converted into an option to purchase PubCo

Class A Ordinary Shares (each, an “Assumed Option”) under the PubCo Equity Plan. Each Assumed Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Option immediately prior to the Acquisition Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (A) each Assumed Option shall be exercisable for that number of PubCo Class A Ordinary Shares equal to the product (rounded down to the nearest whole number) of (y) the number of Company Shares subject to such Company Option immediately prior to the Acquisition Effective Time multiplied by (z) the Exchange Ratio; and (B) the per share exercise price for each PubCo Class A Ordinary Share issuable upon exercise of the Assumed Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (y) the exercise price per Company Share subject to such Company Option immediately prior to the Acquisition Effective Time by (z) the Exchange Ratio; provided, however, that the exercise price and the number of PubCo Class A Ordinary Shares purchasable under each Assumed Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, if applicable.

(iii) Existing Call Option. The unexercised portion of the Existing Call Option immediately prior to the Acquisition Effective Time shall, automatically and without any required action on the part of the Call Option Holder, be assumed by PubCo and converted into the PubCo Call Option under the PubCo Call Option Agreement and thereafter the Existing Call Option will be of no effect and cease to exist and the rights and obligations of the Call Option Holder shall be solely with respect to the PubCo Call Option as set forth in the PubCo Call Option Agreement.

(iv) Company Class A Warrants and Non-Exercising Company Class C Warrant.

(1) Each Company Class A Warrant that is outstanding immediately prior to the Acquisition Effective Time shall, in accordance with the terms of this Agreement and the Company Class A Warrant Supplemental Deed, cease to be a warrant with respect to Company Shares and be assumed by PubCo and converted into a PubCo Class A Acquisition Warrant pursuant to the Company Class A Warrant Supplemental Deed and PubCo Class A Acquisition Warrant Instrument, such that (A) each PubCo Class A Acquisition Warrant shall be exercisable for that number of PubCo Class A Ordinary Shares equal to the product (subject to rounding pursuant to Section 3.1(d)) of (y) the number of Company Shares subject to each Company Class A Warrant immediately prior to the Acquisition Effective Time multiplied by (z) the Exchange Ratio; and (B) the per warrant exercise price for each PubCo Class A Acquisition Warrant shall be equal to the per warrant exercise price set forth in the Company Class A Warrant Supplemental Deed and the PubCo Class A Acquisition Warrant Instrument.

(2) Each Non-Exercising Company Class C Warrant held by a MAS Warrant Condition Applicant that is outstanding immediately prior to the Acquisition Effective Time (if any) shall, pursuant to the terms of this Agreement and the Company Class C Warrant Supplemental Deed, cease to be a warrant with respect to Company Shares and be assumed by PubCo and converted into a PubCo Class C-1 Acquisition Warrant pursuant and subject to the terms and conditions of the Company Class C Warrant Supplemental Deed and the PubCo Class C-1 Acquisition Warrant Instrument, such that each PubCo Class C-1 Acquisition Warrant shall, upon issuance, be automatically exercised as soon as practicable after the Acquisition Effective Time (or, to the extent the MAS Warrant Condition remains a condition precedent to the exercise of any PubCo Class C-1 Acquisition Warrants converted from the Non-Exercising Company Class C Warrants pursuant to the applicable Laws, then as soon as practicable after the MAS Warrant Condition is satisfied) for that number of PubCo Class A Ordinary Shares equal to the product (subject to rounding pursuant to Section 3.1(d)) of (y) the number of Company Shares subject to each Company Class C Warrant immediately prior to the Acquisition Effective Time multiplied by (z) the Exchange Ratio.

(3) Each Non-Exercising Company Class C Warrant held by a Designated Warrant Holder that is outstanding immediately prior to the Acquisition Effective Time (if any) shall, pursuant to the terms of this Agreement and the Company Class C Warrant Supplemental Deed, cease to be a warrant with respect to Company Shares and be assumed by PubCo and converted into a PubCo Class C-2 Acquisition Warrant pursuant and subject to the terms and conditions of the Company Class C Warrant Supplemental Deed and

the PubCo Class C-2 Acquisition Warrant Instrument, such that each PubCo Class C-2 Acquisition Warrant shall, upon the exercise at the sole discretion of the holder thereof in accordance with its terms and conditions, entitle the holder thereof to acquire that number of PubCo Class A Ordinary Shares equal to the product (subject to rounding pursuant to Section 3.1(d)) of (y) the number of Company Shares subject to such Non-Exercising Company Class C Warrant immediately prior to the Acquisition Effective Time multiplied by (z) the Exchange Ratio.

(v) Treasury Shares. Notwithstanding Section 3.1(c)(i) above or any other provision of this Agreement to the contrary, if there are any Company Shares that are held by the Company as treasury shares or any Company Shares held by any direct or indirect Subsidiary of the Company immediately prior to the Acquisition Effective Time, such Company Shares shall automatically be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(vi) Dissenting Company Shares. Each Dissenting Company Share issued and outstanding immediately prior to the Acquisition Effective Time held by a Dissenting Company Shareholder shall automatically be cancelled and cease to exist in accordance with Section 3.4(c) and shall thereafter represent only the right to be paid the fair value of such Dissenting Company Shares and such other rights as are granted by the Cayman Companies Act.

(vii) Merger Sub 2 Share. The Merger Sub 2 Share issued and outstanding immediately prior to the Acquisition Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company, which ordinary share shall constitute the only issued and outstanding share in the capital of the Surviving Company.

(d) Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Share will be issued by virtue of the Mergers or the other Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Share (after aggregating all fractional PubCo Shares that otherwise would be received by such holder) shall instead have the number of PubCo Shares issued to such Person rounded down in the aggregate to the nearest whole PubCo Share.

Section 3.2. Share Exchange Procedures.

(a) Prior to the Initial Closing, PubCo shall appoint Continental Stock Transfer & Trust Company or such other exchange agent reasonably acceptable to the Company and Acquiror (the “Exchange Agent”) to act as the agent for the purpose of exchanging (i) Acquiror Ordinary Shares for a number and class of PubCo Shares in accordance with the Plan of Initial Merger and this Agreement; and (ii) Company Shares for a number of PubCo Class A Ordinary Shares in accordance with the Plan of Acquisition Merger and this Agreement, as applicable. At or before the Initial Merger Effective Time, PubCo shall deposit, or cause to be deposited, with the Exchange Agent the Shareholder Merger Consideration.

(b) If the Exchange Agent requires that, as a condition to receive the Shareholder Merger Consideration, any holder of Acquiror Shares or Company Shares deliver a letter of transmittal to the Exchange Agent, then at or as promptly as practicable following the Initial Merger Effective Time, PubCo shall send, or shall cause the Exchange Agent to send, to each Acquiror Shareholder or Company Shareholder (as applicable) a letter of transmittal (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror or PubCo may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”). Notwithstanding any other provision of this Section 3.2, any obligation on PubCo under this Agreement to issue PubCo Shares to (i) Acquiror Shareholders entitled to receive PubCo Shares or (ii) Company Shareholders entitled to receive PubCo Class A Ordinary Shares may be satisfied by PubCo issuing such PubCo Shares to DTC or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each such Acquiror Shareholder and Company Shareholder shall hold such PubCo Shares in book-entry form or through a holding of depositary receipts and DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be) will be the holder of record of such PubCo Shares.

(c) Each holder of Acquiror Ordinary Shares, Acquiror Warrants or Company Shares that have been converted into the right to receive a portion of the Initial Merger Consideration or Acquisition Merger Consideration (as applicable), pursuant to Section 3.1(a)(ii), Section 3.1(a)(iv) or Section 3.1(c)(i), respectively, and Acquiror Lender under any Working Capital Loan that has been fully or partially capitalized pursuant to Section 3.1(a)(iii), shall be entitled to receive such portion of the Initial Merger Consideration or the Acquisition Merger Consideration, as applicable, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal (if required by the Exchange Agent in accordance with Section 3.2(b)) and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d) Promptly following the date that is one (1) year after the Acquisition Effective Time, PubCo shall instruct the Exchange Agent to deliver to PubCo all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Shareholder Merger Consideration that remains unclaimed shall be returned to PubCo and the unclaimed PubCo Shares comprising the Shareholder Merger Consideration shall be deemed surrendered for nil consideration and held by PubCo as treasury shares upon such surrender, and any Person that was a holder of (i) Acquiror Ordinary Shares (other than any Acquiror Shares referred to in Section 3.1(a)(v), Redeeming Acquiror Shares and Dissenting Acquiror Shares) or Acquiror Warrants as of immediately prior to the Initial Merger Effective Time that has not exchanged such Acquiror Ordinary Shares or Acquiror Warrants, and Acquiror Lender under the balance of any Working Capital Loan eligible for capitalization pursuant to Section 3.1(a)(iii) as of immediately prior to the Initial Merger Effective Time to the extent such balance was not capitalized in accordance with Section 3.1(a)(iii), for an applicable portion of the Initial Merger Consideration in accordance with this Section 3.2 or (ii) Company Exchanging Ordinary Shares as of immediately prior to the Acquisition Effective Time that has not exchanged such Company Shares for an applicable portion of the Acquisition Merger Consideration in accordance with this Section 3.2, in each case prior to the date that is one (1) year after the Acquisition Effective Time, may provide evidence of former ownership of such Acquiror Shares or Company Exchanging Ordinary Shares satisfactory to PubCo and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and PubCo shall promptly transfer, such applicable portion of the Shareholder Merger Consideration without any interest thereupon. None of Acquiror, PubCo, Merger Sub 1, Merger Sub 2, the Company, the Surviving Company, the Surviving Subsidiary or the Exchange Agent shall be liable to any Person in respect of any of the Shareholder Merger Consideration transferred to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such Shareholder Merger Consideration shall not have been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3. Withholding. Notwithstanding any other provision of this Agreement, each of Acquiror, PubCo and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Tax Law (as reasonably determined by Acquiror, PubCo, or the Exchange Agent, respectively). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (a) timely remitted to the appropriate Governmental Authority and (b) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.4. Dissenting Shares.

(a) Subject to Section 2.2(b)(ii) but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Company Act, Acquiror Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by Acquiror Shareholders who shall have validly exercised their dissenters’ rights for such Acquiror Shares in accordance with Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting Acquiror Shares,” and the holders of such Dissenting Acquiror Shares being the “Dissenting Acquiror Shareholders”) shall not be converted into, and such Dissenting Acquiror Shareholders shall have no right to receive, the applicable Initial Merger Consideration unless and until such Dissenting Acquiror Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Companies Act. The Acquiror Shares owned by any Acquiror Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Companies Act shall cease to be Dissenting Acquiror Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Initial Merger Effective Time, the right to receive the applicable Initial Merger Consideration, without any interest thereon in accordance with Section 3.1(a)(ii).

(b) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, Company Shares that are issued and outstanding immediately prior to the Acquisition Effective Time and that are held by Company Shareholders who shall have validly exercised their dissenters’ rights for such Company Shares in accordance with Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting Company Shares,” and the holders of such Dissenting Company Shares being the “Dissenting Company Shareholders”) shall not be converted into, and such Dissenting Company Shareholders shall have no right to receive, the applicable Acquisition Merger Consideration unless and until such Dissenting Company Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Companies Act. The Company Shares owned by any Company Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Companies Act shall cease to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Acquisition Effective Time, the right to receive the applicable Acquisition Merger Consideration, without any interest thereon in accordance with Section 3.1(c)(i).

(c) Prior to the Acquisition Closing, the Company shall give Acquiror, and Acquiror shall give the Company, prompt written notice of any demands for dissenters’ rights made in accordance with the Cayman Companies Act and received by the Company from Company Shareholders and by Acquiror from its shareholders, respectively, and any withdrawals of such demands and the Company and Acquiror shall each have complete control over their own negotiations and proceedings with respect to such dissenters’ rights of its shareholders, except that neither the Company nor the Acquiror shall make or commit or agree to make any payment with respect to any exercise by its shareholders of its rights to dissent from the Acquisition Merger or Initial Merger (as applicable) or commit or agree to settle or compromise any demands for appraisal, without the prior written consent of the Acquiror (in the case of the Company) or the Company (in the case of the Acquiror), in any such case with such consent not to be unreasonably withheld.

Section 3.5. Share Redesignation. Immediately after the Acquisition Effective Time and without any action on the part of any holder of PubCo Class A Ordinary Shares, PubCo shall take all actions necessary (including the execution and delivery of all required authorizations, instructions, documents and other instruments) to redesignate each PubCo Class A Ordinary Share that was exchanged from Converted Company Preference Shares pursuant to Section 3.1(c)(i) into one validly issued, fully paid and non-assessable PubCo Preference Share (such redesignation of the PubCo Class A Ordinary Shares, the “Share Redesignation”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered to Acquiror by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 12.10, qualifies the correspondingly numbered and lettered representations and warranties in this Article IV), and (b) as otherwise explicitly contemplated by this Agreement, the Company represents and warrants to Acquiror as of the date hereof, as follows:

Section 4.1. Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

Section 4.2. Subsidiaries. A complete list, as of the date of this Agreement, of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, outstanding Equity Securities, and holders of Equity Securities (including respective numbers and percentages), as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

Section 4.3. Due Authorization.

(a) Other than the Company Shareholders’ Approval, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Initial Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Initial Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws (currently in effect or enacted following the date hereof) affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Assuming that a quorum (as determined pursuant to the Company Charter) is present, the approval and authorization of the Acquisition Merger and the Plan of Acquisition Merger shall require approval by a special resolution of the holders of at least two-thirds (2/3) of the issued and outstanding Company Shares entitled to vote, who attend (in person or by proxy) and vote (in person or by proxy) thereupon (as determined in accordance with the Company’s Governing Documents) at a shareholders’ meeting duly called by the Company Board and held for such purpose (the “Company Shareholders’ Approval”). The foregoing votes are the only votes of any of the Company Shares necessary in connection with entry into this Agreement and the other Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby, including the Acquisition Closing.

(c) On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its shareholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby. No other corporate action is required on the part of the Company or any of its shareholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Transactions other than the Company Shareholders’ Approval.

Section 4.4. No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform their respective obligations under this Agreement, or (ii) be or reasonably be expected to be material to the business of the Company and its Subsidiaries (taken as a whole).

Section 4.5. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror and the Acquisition Entities contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) or other Person is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby (including under the Company Shareholders Agreement), except (a) as otherwise listed in Section 4.5 of the Company Disclosure Letter, (b) for the Company Shareholders’ Approval, (c) the filing of the Proxy/Registration Statement with the SEC, other filings with respect to the Transactions pursuant to the applicable state blue sky or other securities Laws, the registration of the Plan of Acquisition Merger and filing of the related documentation with the Cayman Registrar, the filing of the Articles of the Surviving Company and the PubCo Charter with the Cayman Registrar and publication of notification of the Acquisition Merger in the Cayman Islands Government Gazette, in each case in accordance with the Cayman Companies Act, and (d) for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement, or (ii) be or reasonably be expected to be material to the business of the Company and its Subsidiaries (taken as a whole).

Section 4.6. Capitalization of the Company.

(a) As of the date of this Agreement, the share capital of the Company consists of (x) 164,000,000 Company Ordinary Shares (of which (i) 105,900,000 shares are designated Class A Ordinary Shares of a nominal or par value of $0.0001 each (the “Class A Ordinary Shares”) of which 2,655,171 shares in aggregate are issued and outstanding as of the date of this Agreement, (ii) 2,100,000 shares are designated Class B Ordinary Shares of a nominal or par value of $0.0001 each (the “Class B Ordinary Shares”) of which 2,058,932 shares in aggregate are issued and outstanding as of the date of this Agreement, (iii) 37,700,000 shares are designated Class C Ordinary Shares of a nominal or par value of $0.0001 each (the “Class C Ordinary Shares”) of which none are issued and outstanding as of the date of this Agreement and (iv) 18,300,000 shares are designated Class D Ordinary Shares of a nominal or par value of $0.0001 each (the “Class D Ordinary Shares”) of which none are issued and outstanding as of the date of this Agreement), and (y) 16,000,000 preference shares of a nominal or par value of $0.0001 each (the “Company Preference Shares”) of which 15,488,498 shares in aggregate are issued and outstanding as of the date of this Agreement. Set forth in Section 4.6(a) of the Company Disclosure Letter is a true, correct and complete list of each record holder of Company Shares and the number of Company Shares held by each such holder as of the date of this Agreement, which in aggregate constitute the entire issued, outstanding and paid-up share capital of the Company as of the date of this Agreement. All of the issued and outstanding Company Shares (i) have been duly authorized and validly issued and allotted and are fully paid; (ii) have been offered and issued by the Company in compliance with applicable Law, including the Cayman Companies Act and federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance or allotment of such securities to which the Company is a party or otherwise bound; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) were issued free and clear of any Liens (other than the Company’s own Lien as provided for in the Company Charter). All filings and returns required by applicable Law to be delivered or made by the Company to the Cayman Registrar or Governmental Authorities in any other jurisdiction in respect of all issuances and transfers of Company Shares have been duly and correctly delivered or made on a timely basis.

(b) As of the date of this Agreement, the Prior Equity Plan has been terminated and no equity-based awards remain outstanding under the Prior Equity Plan. Each equity-based award, whether vested or unvested, under the Prior Equity Plan was cancelled without any consideration paid therefor and the holder thereof shall have no further right, title or interest with respect to any such equity-based award previously granted under the Prior Equity Plan, including in any Company Ordinary Shares underlying any such equity-based awards. The terms of the Prior Equity Plan permitted the cancellation of the equity-based awards for no consideration, without the consent or approval of the holders of such equity-based awards. The Company has obtained any consents, adopted applicable resolutions, and taken all other actions that are necessary to give effect to the termination of the Prior Equity Plan, and to ensure that from and after the effective date of such termination, no holders of any equity-based awards under the Prior Equity Plan, any beneficiary thereof, or any other participant in the Prior Equity Plan (or any beneficiary thereof) shall have any right thereunder to acquire any Company Shares or other Equity Securities of the Company or to receive any payment or benefit with respect to any equity-based award previously granted under the Prior Equity Plan. The Company has provided Acquiror with a true, correct and complete set of documentation evidencing the completion of the foregoing actions.

(c) As of the date of this Agreement, the Company has reserved an aggregate of 18,300,000 Class D Ordinary Shares for issuance pursuant to the Company Incentive Plan, and Company Options with respect to 9,393,720 Company Ordinary Shares are issued and outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds a Company Option, including: (i) the name of the holder of such Company Option, (ii) the number and class of vested and unvested Company Ordinary Shares covered by such Company Option, (iii) the vesting schedule applicable to such Company Option, (iv) the expiration date of such Company Option, (v) the exercise price per share of such Company Option and (vi) the location of the holder of such Company Options. The Company has provided to Acquiror true, complete and correct copies of the Company Incentive Plan and all forms of award agreements under the Company Incentive Plan. All Company Options are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option is subject to terms that are materially different from those set forth in such forms in any material respect. Each Company Option was validly issued and properly approved by, the Company Board (or appropriate committee thereof), and granted in accordance with Law and the Company Incentive Plan. The Company has not granted any Company Options with an early exercise feature.

(d) As of the date of this Agreement, 20,067,574 Company Class A Warrants with respect to 20,067,574 Class A Ordinary Shares are issued and outstanding and 27,179,790 Company Class C Warrants with respect to 27,179,790 Class C Ordinary Shares are issued and outstanding. The foregoing represents all of the outstanding Company Warrants as of the date of this Agreement. All outstanding Company Warrants (i) have been duly authorized and validly issued in accordance with the respective Company Warrant Instruments, true, complete and accurate copies of which have been provided to Acquiror, and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws (currently in effect or enacted following the date hereof) affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Company’s Governing Documents, (2) any other applicable Contracts governing the issuance of such securities and (3) the Company Warrant Instruments; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Company’s Governing Documents or any Contract to which the Company is a party or otherwise bound. The Company has provided to Acquiror, prior to the date of this Agreement, a true, accurate and complete list of each person who, as of the date of this Agreement, holds a Company Warrant, including the number and class of Company Ordinary Shares subject thereto, the vesting schedule and expiration date thereof and, if applicable, the exercise price thereof.

(e) The Class C Ordinary Shares, if and when issued upon the automatic exercise of the Exercising Company Class C Warrants as described in Section 3.1(b)(i), shall be (i) duly authorized and validly issued and allotted and fully paid; (ii) offered, sold, transferred and issued by the Company in compliance in all material respects with applicable Law, including the Cayman Companies Act and federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance or allotment of such securities to which the Company is a party or otherwise bound; (iii) not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) issued free and clear of any Liens (other than the Company’s own Lien as provided for in the Company Charter).

(f) Except as otherwise set forth in this Section 4.6 or on Section 4.6(f) of the Company Disclosure Letter, the Company has not issued, granted, and is not otherwise bound by or subject to any outstanding subscriptions, options, restricted stock, restricted stock units, share appreciation rights, warrants, rights or other securities (including debt securities) convertible, into or exchangeable or exercisable for Company Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether preemptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Shares.

Section 4.7. Capitalization of Subsidiaries.

(a) The outstanding share capital or other Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and allotted, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance or allotment of such securities by such Subsidiary; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which any such Subsidiary is a party or otherwise bound; and (iv) were issued free and clear of any Liens.

(b) The Company owns of record and beneficially all the issued and outstanding Equity Securities of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(c) Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, restricted stock, restricted stock units, stock appreciation rights, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any Equity Securities of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether preemptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other Equity Securities of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities.

Section 4.8. Financial Statements; Internal Controls.

(a) The Company has previously provided to Acquiror true and complete copies of the audited consolidated statement of financial position and consolidated statements of comprehensive income, changes in equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2022 and December 31, 2021, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Audited Financial Statements” and the Audited Financial Statements together with the H1 Financial Statements to be delivered pursuant to this Agreement, the “Financial Statements”).

(b) Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in equity and their consolidated cash flows for the respective periods then ended (except as may be indicated in the notes thereto and subject, in the case of the H1 Financial Statements, to normal year-end adjustment and the absence of footnotes), (ii) were prepared in conformity with IFRS applied on a consistent basis during the periods involved (subject, in the case of the H1 Financial Statements, to normal year-end adjustment and the absence of footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries, (iv) in the case of the Audited Financial Statements, were prepared in compliance in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof, and (v) in the case of the H1 Financial Statements, when delivered by the Company for inclusion in the Proxy/Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.3, will comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) The Pro Forma Financial Statements will, when provided, present fairly in all material respects the information shown therein, comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable thereto, in effect as of the respective dates thereof, and will have been compiled on a basis consistent with that of the Audited Financial Statements. The assumptions, information and data used in the preparation of such Pro Forma Financial Statements are reasonably believed by the Company to be reasonable in light of current conditions and facts known to the Company, the pro forma adjustments used therein will be appropriate to give effect to the transactions or circumstances described therein, and the pro forma adjustments will have been properly applied to the historical amounts used in the preparation of such Pro Forma Financial Statements.

(d) Neither the Company nor any director or officer of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any independent auditor of the Company or its Subsidiaries, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any of its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) The Company maintains a system of internal accounting controls which the Company reasonably believes is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The books and records of the Company have been, and are being, maintained in all material respects in accordance with IFRS and any other applicable legal and accounting requirements.

(f) Except as set forth on Section 4.8(f) of the Company Disclosure Letter, there are no outstanding loans or other extensions of credit made by the Company or its Subsidiaries to any of their respective executive officers (as defined in Rule  3b-7 under the Exchange Act) or any director of the Company or its Subsidiaries.

Section 4.9. Undisclosed Liabilities. There is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Audited Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent statement of financial position included in the Audited Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries, (c) that are executory obligations under any Contract to which the Company or any of its Subsidiaries is a party or by which it is bound incurred in the ordinary course of business consistent with past practice of the Company and its Subsidiaries, (d) arising under this Agreement or any other Transaction Document, (e) that will be discharged or paid off prior to or at the Acquisition Closing or (f) which are not and would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole).

Section 4.10. Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, claims, proceedings or any other Actions (including any investigations or formal inquiries pending or, to the knowledge of the Company, threatened at law or in equity by or before any Governmental Authority (collectively, “Legal Proceedings”)), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order specifically directed at and imposed upon the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, except, in each case, as would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement, or (ii) be or reasonably be expected to be material to the business of the Company and its Subsidiaries (taken as a whole).

Section 4.11. Legal Compliance.

(a) Except as disclosed on Section 4.11(a) of the Company Disclosure Letter or as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries (taken as a whole), each of the Company and its Subsidiaries is in compliance with all applicable Laws in all material respects.

(b) In the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, by any Governmental Authority, except where such violation has not been and would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, or employees, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.

Section 4.12. Contracts; No Defaults.

(a) Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvi) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its Representatives, together with all amendments thereto.

(i) Each Contract involving obligations (contingent or otherwise), payments or revenues in excess of $800,000 in the twelve months ended December 31, 2022 or expected obligations (contingent or otherwise), payments or revenues in excess of $800,000 in the next twelve months after the date of this Agreement;

(ii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by, or other Indebtedness of, the Company or any of the Company’s Subsidiaries, including any other agreement or commitment for future loans, credit or financing, in each case, in excess of $100,000;

(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last three (3) years, in each case, involving payments in excess of $200,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, or (B) solely between the Company and its wholly-owned Subsidiaries;

(iv) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or tangible personal property that involves aggregate payments in excess of $100,000 in any calendar year;

(v) Each Contract involving the formation, establishment, contribution to, or operation of a (A) partnership, (B) corporation, limited liability company or other entity, or (C) joint venture, alliance or similar entity, or involving a sharing of profits or losses (including joint development and joint marketing Contracts), or any investment in, loan to or acquisition or sale of the securities, Equity Securities or assets of any person involving payments of an amount higher than $100,000 (excluding, in the case of clauses (A) and (B), any wholly-owned Subsidiary of the Company);

(vi) Contracts between the Company and its Subsidiaries, on the one hand, and any Company Related Party, on the other hand, which are currently in force or under which any party thereto has outstanding obligations (collectively, “Related Party Agreements”), other than (1) Company Benefit Plans and (2) travel booking Contracts entered into in the ordinary course of business consistent with past practice;

(vii) Contracts that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby, other than any Contracts involving payments of an amount not exceeding $250,000 annually or in the aggregate;

(viii) Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(ix) Any collective bargaining agreement or similar labor-related Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other similar labor organization representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(x) Each Contract (including license agreements, coexistence agreements and agreements with covenants not to sue, but not including assignment or transfer agreements, non-disclosure agreements or incidental trademark or other licenses incident to marketing, printing or advertising or services or other agreements entered into in the ordinary course of business) pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person the right to use Intellectual Property of the Company and its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), or (B) is granted by a third Person the right to use Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole (other than Contracts granting non-exclusive rights to use commercially available off-the-shelf software and Open Source Licenses);

(xi) Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $200,000 in any calendar year;

(xii) Any Contract that (A) grants to any third Person any “most favored nation rights”; or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $500,000 in any calendar year;

(xiii) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries;

(xiv) Contracts in connection with the waiver, compromise, or settlement of any Legal Proceedings involving payment of an amount greater than $100,000 that remains outstanding as of the date of this Agreement;

(xv) Contracts with a Governmental Authority or sole-source supplier of any product or service (other than utilities), in each case involving payments of an amount higher than $100,000; and

(xvi) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xi) of this Section 4.12(a).

(b) Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Acquisition Closing Date, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, has or would reasonably be expected to result in a breach of or a default under any such Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13. Company Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not in writing, a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the most recent annual reports (or equivalent filings or audits required to be made by applicable Law), if any, required by applicable Law to be filed with a Governmental Authority with respect to Taxes in connection with each Company Benefit Plan, (D) the most recent determination or opinion letter, or equivalent materials, from the applicable taxing authority with respect to each Company Benefit Plan, if any, and (E) the most recent actuarial report or other financial statement relating to such Company Benefit Plan.

(b) (i) Each Company Benefit Plan has been established, operated, funded, maintained and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, except where failure to comply would not be or reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by IFRS; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), a multiple employer plan (as described in Section 413(c) of the Code) or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under any such plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d) With respect to each Company Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(f) Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as a termination of employment or service following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other individual service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due to any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law). No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code. Each Company Benefit Plan that constitutes, in whole or in part, a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been documented and operated in compliance with Section 409A of the Code and the regulations thereunder in all material respects.

Section 4.14. Labor Relations; Employees.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar labor-related agreement with any labor union or similar labor organization representing employees of the Company or any of the Company’s Subsidiaries, and no such agreement is currently being negotiated by the Company or any of the Company’s Subsidiaries, and (ii) to the knowledge of the Company, no labor union or any other similar labor organization has a certification or representation petition currently pending before any applicable labor relations tribunal or similar Governmental Authority seeking to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there has been no labor organizing activity involving any employees of the Company or any of its Subsidiaries in the past three (3) years. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, concerted slowdown, concerted work stoppage, lockout or other labor dispute against the Company or any Subsidiary of the Company, in each case except as would not be or reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Each of the Company and its Subsidiaries are and have been for the past three (3) years, in compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay, working time, employee classification, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, and employee leave issues, except where the failure to comply would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries taken as a whole.

(c) In the past three (3) years, except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries (taken as a whole), the Company and its Subsidiaries have not been party to (i) any unfair labor practice charge or labor complaint pending or, to the knowledge of the Company threatened, before the U.S. National Labor Relations Board or any other similar labor-related Governmental Authority against them, (ii) any complaints, grievances or arbitrations arising out of any collective bargaining agreement pending before any Governmental Authority, (iii) any material charge or complaint pending or to the knowledge of the Company threatened, before the Equal Employment Opportunity Commission, the Ministry of Manpower and the Employment Claims Tribunal of Singapore, the Department of Labor and Employment, the National Labor Relations Commission of the Philippines, the Department of Labour (to the Director General of Labour), the Industrial Relations Department or the Industrial Court of Malaysia, the Taipei City Government, the Ministry of Labor of Taiwan, the Labour Tribunal of Hong Kong or any other similar Governmental Authority responsible for the prevention of unlawful employment practices brought by any employee of the Company or its Subsidiaries, (iv) to the knowledge of the Company, any investigation by any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws relating to the Company’s labor or employment practices, or (v) any complaint or lawsuit pending or, to the knowledge of the Company, threatened before any Governmental Authority by or on behalf of any present or former employee of the Company or its Subsidiaries alleging violations of any applicable Law governing employment or the termination thereof.

(d) To the knowledge of the Company, no present employee of the Company or any of the Company’s Subsidiaries is in material violation of (i) any restrictive covenant or nondisclosure agreement with the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure agreement with a former employer of such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of trade secrets or proprietary information of such former employer, in each case except as would not be or reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole.

(e) Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with outstanding obligations with a current or former officer or employee of the Company or any of the Company’s Subsidiaries that involves allegations of sexual harassment, sexual misconduct or unlawful discrimination against any current (i) officer of the Company or any of the Company’s Subsidiaries or (ii) Executive-level Employee of the Company or any of the Company’s Subsidiaries. To the knowledge of the Company, there are no material allegations of sexual harassment, sexual misconduct or unlawful discrimination against any current (y) officer of the Company or any of the Company’s Subsidiaries or (z) Executive-level Employee of the Company or any of the Company’s Subsidiaries, in each case made to or filed with the human resources department of the Company or the Company’s Subsidiaries by another employee of the Company or the Company’s Subsidiaries and currently pending or being investigated.

(f) In the past three (3) years, the Company and its Subsidiaries have not implemented any “mass layoffs” or “plant closings”, as such terms are defined under the Worker Adjustment and Retraining Notification Act, or implemented any group terminations, group layoffs or similar workforce actions that required notices be provided to employees of the Company or its Subsidiaries pursuant to any similar state or foreign Law where any material liability remains outstanding, including the Employment (Retrenchment Reporting) Notification 2019 of Singapore, Labor Code of the Philippines and its Implementing Rules and Regulations, the Department of Labor and Employment Department of the Philippines Order No. 147-15, series of 2015, the Employment Act 1955 and the Employment (Retrenchment) Notification 2004 of Malaysia, the Labor Standards Act of Taiwan, the Act for Worker Protection of Mass Redundancy of Taiwan, and the Employment Ordinance of Hong Kong (Chapter 57 of the Laws of Hong Kong).

Section 4.15. Taxes.

(a) All income Tax Returns and all other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions) and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects. All material Taxes due and payable (whether or not shown on any Tax Return) have been fully and timely paid.

(b) The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c) There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid.

(e) There is no Tax audit or other examination of the Company or any of its Subsidiaries presently in progress, nor has the Company or any of its Subsidiaries been notified of any request or threat for such an audit or other examination. There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has made a request for or entered into a closing agreement, private letter ruling, advance tax ruling or similar agreement with any Governmental Authority with respect to Taxes. Neither the Company nor any of its subsidiaries has made a change of any method of accounting with respect to any Taxes.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar Tax agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).

(h) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law, or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(j) No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(m) The Company has not been, is not, and immediately prior to the Acquisition Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(n) Neither the Company nor any of its Subsidiaries has taken any action or agreed to take any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 4.16. Insurance. Section 4.16 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.16 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last three (3) years.

Section 4.17. Licenses. The Company and its Subsidiaries have obtained, and maintain, all of the material Licenses reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their assets substantially in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted in all material respects. Each material License held by the Company or any of the Company’s Subsidiaries is in full force and effect. Neither the Company nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any material License to which it is a party, (b) is or has been the subject of any pending or, to the knowledge of the Company, threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material License, or (c) has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, materially modify the terms of, or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.17 of the Company Disclosure Letter. Section 4.17 of the Company Disclosure Letter sets forth a true, correct and complete list of all material Licenses held by the Company or its Subsidiaries.

Section 4.18. Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other material tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.19. Real Property.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement of (w) the street address of each parcel of Leased Real Property, (x) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property, (y) the terms and rental payment amounts pertaining to each such parcel of Leased Real Property and (z) the current use of each such parcel of Leased Real Property. Neither the Company nor its Subsidiaries owns any real property. Except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries (taken as a whole), with respect to each parcel of Leased Real Property:

(i) The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii) The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company or any of its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases has been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iii) The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, there are no material disputes pending or to the knowledge of the Company threatened with respect to such Real Property Leases.

(iv) To the knowledge of the Company, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.

(v) Neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property. No material defaults by (A) the Company or its Subsidiaries or (B) to the knowledge of the Company, any landlord or sub-landlord, as applicable, presently exists under any Real Property Lease.

Section 4.20. Intellectual Property.

(a) Section 4.20(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered or applied-for with a Governmental Authority and is owned by the Company or any of the Company’s Subsidiaries as of the date of this Agreement, whether applied for or registered as of the date of this Agreement (“Company Registered Intellectual Property”), and material proprietary software owned by the Company or one of the Company’s Subsidiaries. The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, and all such Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, is valid and enforceable.

(b) Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof.

(c) The Company and its Subsidiaries have not, within the last three (3) years, infringed upon, misappropriated or otherwise violated and, as of the date of this Agreement, are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person. There is no action pending before any Governmental Authority to which the Company or any of the Company’s Subsidiaries is a named party, or, to the knowledge of the Company, that is threatened against the Company or its Subsidiaries, alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person.

(d) Except as set forth on Section 4.20(d) of the Company Disclosure Letter, to the knowledge of the Company (i) no Person is infringing upon, misappropriating or otherwise violating any material Intellectual Property owned by the Company or any of the Company’s Subsidiaries in any material respect, and (ii) the Company and its Subsidiaries have not sent to any Person within the last three (3) years any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any material Intellectual Property owned by the Company or any of the Company’s Subsidiaries.

(e) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of trade secrets and other confidential information included in their Intellectual Property that are material to the business of the Company and its Subsidiaries taken as a whole. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any such trade secrets or such other material confidential information of the Company or any of the Company’s Subsidiaries to or by any Person in a manner that has resulted or may reasonably be expected to result in the misappropriation of, or loss of such trade secret or other rights in and to such information.

(f) No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the material Intellectual Property owned by the Company or any of the Company’s Subsidiaries and used in connection with their business.

(g) With respect to the material software used or held for use in the business of the Company and its Subsidiaries, the Company and its Subsidiaries take commercially reasonable measures to prevent the introduction into such software of any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries or customers of the Company and its Subsidiaries.

(h) The Company’s and its Subsidiaries’ use and distribution of (i) software developed by or on behalf of the Company or any Subsidiary, and (ii) Open Source Materials, in each case of such software and materials that are material to the business of the Company and its Subsidiaries, taken as a whole, is in material compliance with all Open Source Licenses applicable thereto. Neither the Company nor any Subsidiary has used any Open Source Materials in a manner that requires any software or Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, and owned by the Company or any of the Company’s Subsidiaries to be subject to Copyleft Licenses.

(i) Neither the Company nor its Subsidiaries has delivered, licensed or made available, and the Company and its Subsidiaries have no duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any software owned by the Company or its Subsidiaries and material to the business of the Company and its Subsidiaries, taken as a whole, to any escrow agent or other third Person (other than contractors or consultants in the course of performing services for the Company and its Subsidiaries and that are subject to non-disclosure agreements).

Section 4.21. Privacy and Cybersecurity.

(a) The Company and its Subsidiaries maintain and are in compliance with, and during the last three (3) years have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information (including, to the extent constituting such applicable Laws, all related implementing rules, regulations, guidelines and circulars of data privacy regulators implementing or enforcing such Laws), including, to the extent applicable, the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), the Personal Data Protection Act 2012 of Singapore, the Data Privacy Act of the Philippines and the Cybercrime Prevention Act 2012 (Republic Act No. 10175) of the Philippines and their implementing rules and regulations and related circulars issued by the National Privacy Commission of the Philippines, the Personal Data Projection Act, B.E. 2562 (2019) of Thailand, the Computer-Related Crime Act, B.E. 2550 (2007) of Thailand, the Electronic Transactions Act, B.E. 2544 (2001) (as amended) of Thailand, the Personal Data Protection Act 2010 of Malaysia, the Personal Data Protection Act of Taiwan and the Cyber Security Management Act of Taiwan, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems; in each case of (i)-(iii) above, other than any non-compliance that, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights by the Company or its Subsidiaries in connection with the foregoing, except as would not reasonably be expected to be material to the business of the Company and its subsidiaries taken as a whole.

(b) (i) During the last three (3) years, there have been, no breaches of the security of the information technology systems of the Company and its Subsidiaries, and (ii) during the last twelve (12) months, there have been no disruptions in any such information technology systems; in each case, that materially adversely affected the Company’s and its Subsidiaries’ business or operations, taken as a whole, and have not been remedied in all material respects. The Company and its Subsidiaries take commercially reasonable measures (and any other measures required by applicable Law) designed to protect personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Except as would not reasonably be expected to be material to the business of the Company and its subsidiaries, taken as a whole, during the last three (3) years, neither the Company nor any Subsidiary of the Company has (A) experienced any material incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing incident, nor to the knowledge of the Company has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

Section 4.22. Environmental Matters. The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws and neither the Company nor any of its Subsidiaries is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws, in each case except as would not be or reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole. There has been no material release of any Hazardous Materials by the Company or its Subsidiaries at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Leased Real Property. No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

Section 4.23. Absence of Changes. Since the date of the most recent statement of financial position included in the Audited Financial Statements, (i) there has not been any Company Material Adverse Effect; and (ii) the Company has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.

Section 4.24. Anti-Corruption Compliance.

(a) Neither the Company nor its Subsidiaries, nor any of their directors or officers, nor to the knowledge of the Company, any of the Company or its Subsidiaries’ respective employees, agents, Representatives or other Persons acting for or on behalf of the Company or any of its Subsidiaries has: (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable Anti-Bribery Laws; (ii) been in violation of any Anti-Bribery Laws, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his or her official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his or her lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting the Company or any of its Subsidiaries, or any agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anti-Bribery Laws.

(b) Each of the Company and its Subsidiaries, has instituted and maintains policies and procedures reasonably designed to ensure compliance with the Anti-Bribery Laws.

(c) As of the date hereof, there are no current or pending internal investigations, or, to the knowledge of the Company, any third-party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.25. Anti-Money Laundering, Sanctions and International Trade Compliance.

(a) The Company and its Subsidiaries, and each of their respective directors officers, and to the knowledge of the Company, each of their respective employees, agents, Representatives and other Persons acting on behalf of the Company or any of the Company’s Subsidiaries (i) are, and have been for the past four (4) years, in compliance with all applicable Anti-Money Laundering Laws, Sanctions, and International Trade Laws, and (ii) have obtained all material licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for all activities and transactions relating to the business operations of the Company or its Subsidiaries, including for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions and the provision of financial services required under Anti-Money Laundering Laws. There are and have for the past four (4) years been no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to violations of Anti-Money Laundering Laws, Sanctions, or International Trade Laws.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, nor to the knowledge of the Company, any employees, agents, Representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past four (4) years, been a Sanctioned Person or a Restricted Person, or (ii) has transacted business directly or indirectly with any Sanctioned Person or Restricted Person or with or in any Sanctioned Jurisdiction, in each case in violation of applicable Sanctions or International Trade Laws.

(c) The Company and its Subsidiaries have in place policies, procedures, controls, and systems reasonably designed to ensure compliance with all applicable Anti-Money Laundering Laws and Sanctions.

Section 4.26. Proxy/Registration Statement. The information supplied by the Company or any of its Subsidiaries in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the

Proxy/Registration Statement is filed in accordance with Rule 424(b) of the Securities Act and/or pursuant to Section 14A of the Exchange Act or declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to (i) the Acquiror Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the Acquiror Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Acquiror, its Affiliates or their respective Representatives on their respective behalf.

Section 4.27. Vendors

(a) Section 4.27(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top 20 vendors based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2022 (the “Top Vendors”).

(b) None of the Top Vendors has, as of the date of this Agreement, informed any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of the stated term of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

Section 4.28. Government Contracts. The Company is not party to (a) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (b) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services.

Section 4.29. Investment Company. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act.

Section 4.30. Investigation. Notwithstanding anything contained in this Agreement, each of the Company, its Subsidiaries and Company Shareholders has made its own investigation of Acquiror and acknowledges that neither Acquiror nor any of its equityholders, partners, members and Representatives, including Sponsor and its Affiliates, is making any representation or warranty whatsoever, express or implied, other than those expressly given by Acquiror in Article V.

Section 4.31. Brokers’ Fees. Except as set forth on Section 4.31 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates with respect to which Acquiror or any of its Affiliates, PubCo, Merger Sub 1, Merger Sub 2, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.32. No Outside Reliance. Notwithstanding anything contained in this Article IV or any other provision hereof, each of the Company and any of its respective directors, managers, officers, employees, equityholders, partners, members or Representatives, acknowledge and agree that the Company has made its own investigation of Acquiror and that neither Acquiror nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, other than those expressly given by Acquiror in Article V, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be provided by Acquiror, as well as any information, documents or other materials (including any such materials reviewed by the Company or its Subsidiaries pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Company, its Subsidiaries or any of its or their Affiliates or Representatives are not and will not be deemed to be representations or warranties of Acquiror, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article V of this Agreement. Except as otherwise expressly set forth in this Agreement, the Company understands and agrees that any assets, properties and business of Acquiror are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article V, with all faults and without any other representation or warranty of any nature whatsoever.

Section 4.33. No Additional Representation or Warranties. Except as provided in this Agreement, this Article IV and Section 12.1, neither the Company, nor any of its Affiliates, nor any of their respective directors, commissioners, managers, officers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Acquiror or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors have made their own investigation of Acquiror and, except as expressly provided in Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror as conducted after the Acquisition Closing, whether contained in any materials provided by Acquiror or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or Representatives or otherwise.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except (a) as set forth in any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, any disclosures in any forward-looking statements disclaimer and any other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.15), (b) as set forth in the disclosure letter delivered by Acquiror to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 12.10, qualifies the correspondingly numbered and lettered representations and warranties in this Article V), and (c) as otherwise explicitly contemplated by this Agreement, Acquiror represents and warrants to the Company as of the date hereof, as follows:

Section 5.1. Company Organization. Acquiror has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Acquiror’s Governing Documents, as amended to the date of this Agreement and as previously made available by or on behalf of Acquiror to the Company, are true, correct and complete. Acquiror is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, have or reasonably be expected to have, an Acquiror Material Adverse Effect.

Section 5.2. Due Authorization.

(a) Other than the Acquiror Shareholder Approval, Acquiror has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 5.7), to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which Acquiror is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) favorably recommended by the Special Committee of the Acquiror Board, (B) duly and validly authorized and approved by the Acquiror Board and (C) determined by the Special Committee of the Acquiror Board and the Acquiror Board as advisable to Acquiror and the Acquiror Shareholders and recommended for approval by the Acquiror Shareholders. No other company proceeding on the part of Acquiror is necessary to authorize this Agreement and the documents to which Acquiror is a party contemplated hereby. This Agreement has been, and on or prior to the Initial Closing, the other documents to which Acquiror is a party contemplated hereby will be, duly and validly executed and delivered by Acquiror, and this Agreement constitutes, and on or prior to the Initial Closing, the other documents to which Acquiror is a party contemplated hereby will constitute, a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws (currently in effect or enacted following the date hereof) affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:

(i) the Transaction Proposal identified in clause (A) of Section 9.2(a)(i) shall require approval by special resolution (as defined in the Cayman Companies Act) of the Acquiror’s Shareholders, which requires an affirmative vote of the holders of at least two-thirds of the issued and outstanding Acquiror Shares entitled to vote, who attend (in person or by proxy) and vote (in person or by proxy) thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the board of directors of Acquiror and held for such purpose;

(ii) each of those Transaction Proposals identified in clauses (B) and (C) of Section 9.2(a)(i), in each case, shall require approval by an Ordinary Resolution (as defined in the Acquiror Charter), which requires an affirmative vote of the holders of at least a majority of the issued and outstanding Acquiror Shares entitled to vote who attend (in person or by proxy) and vote (in person or by proxy) thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the board of directors of Acquiror and held for such purpose.

(c) The foregoing votes (including the Acquiror Shareholder Approval) are the only votes of any of Acquiror’s Shares necessary in connection with entry into this Agreement by Acquiror and the consummation of the transactions contemplated hereby, including the Initial Closing and the Acquisition Closing.

(d) At a meeting duly called and held, the Special Committee has recommended the Acquiror Board approve the transactions contemplated by this Agreement as a Business Combination, and at a meeting duly called and held, the Acquiror Board has approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3. No Conflict. Except as set forth on Section 5.3 of the Acquiror Disclosure Letter, subject to obtaining the Acquiror Shareholder Approval, the execution and delivery by Acquiror of this Agreement and the other Transaction Documents to which Acquiror is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror is a party or by which Acquiror may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Acquiror, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not, individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on the ability of Acquiror to enter into and perform its obligations under this Agreement.

Section 5.4. Litigation and Proceedings. Except as set forth on Section 5.4 of the Acquiror Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or its properties or assets; and (b) there is no outstanding Governmental Order specifically directed at and imposed upon Acquiror or any of its properties or assets, except, in each case, as would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of Acquiror to enter into and perform its obligations under this Agreement; or (ii) be or reasonably be expected to be material to the business of Acquiror.

Section 5.5. SEC Filings. Except as set forth on Section 5.5 of the Acquiror Disclosure Letter, Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since October 20, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Acquisition Closing Date, then on the date of such filing), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Acquisition Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6. Internal Controls; Listing; Financial Statements. Except as set forth on Section 5.6 of the Acquiror Disclosure Letter:

(a) except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to (i) ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and (ii) be effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which it reasonably believes is sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP;

(b) to the knowledge of Acquiror, each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(c) the Acquiror SEC Filings contain true and complete copies of the (x) audited balance sheet of Acquiror as of December 31, 2022 and December 31, 2021, and (y) statements of operations, cash flow and shareholders’ equity of Acquiror for the period from May 27, 2020 (inception) through December 31, 2020, for the year ended December 31, 2021 and for the year ended December 31, 2022, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements;

(d) there are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act; and

(e) neither Acquiror nor any director or officer of Acquiror nor, to the knowledge of Acquiror, any employee of Acquiror, or Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company and the Acquisition Entities contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror with respect to Acquiror’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except (a) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter, (b) for the Acquiror Shareholder Approval, (c) the filing of the Proxy/Registration Statement with the SEC, other filings with respect to the Transactions pursuant to the applicable state blue sky or other securities Laws, the registration of the Plan of Initial Merger and filing of the related documentation with the Cayman Registrar, the filing of the Articles of the Surviving Subsidiary and the PubCo Charter with the Cayman Registrar and publication of notification of the Initial Merger in the Cayman Islands Government Gazette, in each case in accordance with the Cayman Companies Act, and (d) for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of Acquiror to enter into and perform its obligations under this Agreement or (ii) be or reasonably be expected to be material to the business of Acquiror (taken as a whole).

Section 5.8. Trust Account. As of the date of this Agreement, Acquiror has at least $153,976,638.71 in the Trust Account (including, if applicable, an aggregate of approximately $8,715,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies held in cash deposit accounts pursuant to the Investment Management Trust Agreement, dated October 15, 2020, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other binding arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Ordinary Shares initially sold in Acquiror’s initial public offering (the “IPO”) who shall have elected to redeem their Acquiror Ordinary Shares pursuant to Acquiror’s Governing Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Acquisition Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, in breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Acquisition Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Acquisition Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby (other than use of the funds in the Trust Account for Acquiror Share Redemptions and to pay the underwriters of the IPO with respect to deferred underwriting commissions). To the knowledge of Acquiror, as of the date hereof, following the Acquisition Effective Time, no Acquiror Shareholder shall be entitled to receive any amount in the Trust Account except to the extent such Acquiror Shareholder has exercised an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Acquiror does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Acquisition Closing Date (other than use of the funds in the Trust Account for Acquiror Share Redemptions and to pay the underwriters of the IPO with respect to deferred underwriting commissions).

Section 5.9. Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10. Absence of Changes. Since December 31, 2022, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to enter into and perform its obligations under this Agreement, and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, Acquiror has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.

Section 5.11. No Undisclosed Liabilities. Except for any Acquiror Transaction Expenses, there is no other liability, debt or obligation of or claim or judgment against Acquiror (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) set forth on Section 5.11 of the Acquiror Disclosure Letter (b) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (c) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror, (d) that are executory obligations under any Contract to which Acquiror is a party or by which it is bound incurred in the ordinary course of business consistent with past practice of the Acquiror, (e) arising under this Agreement or any other Transaction Documents, (f) that will be discharged or paid off prior to or at the Acquisition Closing or (g) which are not and would not reasonably be expected to be material to Acquiror.

Section 5.12. Capitalization of Acquiror. Except as set forth on Section 5.12 of the Acquiror Disclosure Letter:

(a) as of the date of this Agreement, the authorized share capital of Acquiror consists of (i) 200,000,000 Acquiror Class A Ordinary Shares, of which 15,093,034 shares are issued and outstanding as of the date of this

Agreement, (ii) 20,000,000 Acquiror Class B Ordinary Shares, of which 14,874,838 shares are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 preferred shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Acquiror Shares”). All issued and outstanding Acquiror Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued by Acquiror in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities to which Acquiror is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound;

(b) as of the date of this Agreement, 26,283,053 Acquiror Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until thirty (30) days after the closing of a Business Combination. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws (currently in effect or enacted following the date hereof) affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Shares;

(c) except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, Acquiror has not granted any outstanding options, warrants, rights or other securities convertible, exercisable or exchangeable for Acquiror Shares, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Shares or the value of which is determined by reference to the Acquiror Shares, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Shares; and

(d) Acquiror has no Subsidiaries, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13. Brokers’ Fees. Except as set forth on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14. Indebtedness. Except as set forth in Section 5.14 of the Acquiror Disclosure Letter or as permitted by Section 8.4 after the date hereof, Acquiror does not have any Indebtedness exceeding $100,000.

Section 5.15. Taxes.

(a) All income Tax Returns and all other material Tax Returns required to be filed by or with respect to Acquiror have been timely filed (taking into account any applicable extensions) and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects. All material Taxes due and payable (whether or not shown on any Tax Return) have been fully and timely paid.

(b) Acquiror has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror that remains unpaid.

(e) There is no Tax audit or other examination of Acquiror presently in progress, nor has Acquiror been notified of any request or threat for such an audit or other examination. There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of Acquiror.

(f) No written claim has been made by any Governmental Authority where Acquiror does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(g) Acquiror has not participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(h) Acquiror has not taken any action or agreed to take any action, nor to the knowledge of Acquiror are there any facts or circumstances, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 5.16. Business Activities. Except as set forth on Section 5.16 of the Acquiror Disclosure Letter:

(a) since formation, Acquiror has not conducted any business activities other than activities related to the IPO or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or to which Acquiror is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Acquisition Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror;

(b) except for the transactions contemplated by this Agreement and the other Transaction Documents, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or have its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination; and

(c) except for Contracts relating to Acquiror Transaction Expenses, this Agreement and the other Transaction Documents to which Acquiror is a party and the other documents and transactions contemplated hereby and thereby, Contracts with the underwriters of Acquiror’s initial public offering, and Contracts relating to Working Capital Loans, Acquiror is not as of the date hereof party to any Contract with any other Person that would require payments by Acquiror after the date hereof in excess of $100,000 in the aggregate with respect to any individual Contract (or in the aggregate with any series of related Contracts). As of the date of this Agreement, the aggregate amount outstanding under the Working Capital Loans is $4,368,398.

Section 5.17. Nasdaq Stock Market Quotation. The Acquiror Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BTWN”. Acquiror is in compliance in all material respects with the rules of Nasdaq and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Ordinary Shares or terminate the listing of Acquiror Class A Ordinary Shares on Nasdaq. None of Acquiror nor any of its Affiliates or Representatives has taken any action to terminate the registration of the Acquiror Class A Ordinary Shares under the Exchange Act except as contemplated by this Agreement or any other Transaction Document.

Section 5.18. Proxy/Registration Statement. Except as set forth on Section 5.18 of the Acquiror Disclosure Letter, the information supplied by Acquiror in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is filed in accordance with Rule 424(b) of the Securities Act and/or pursuant to Section 14A of the Exchange Act or declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to (i) the Acquiror Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the Acquiror Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Acquiror makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company, its Subsidiaries or their respective Representatives on their respective behalf.

Section 5.19. No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and any of its respective directors, managers, officers, employees, equityholders, partners, members or Representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied (other than those expressly given by the Company in Article IV), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its Representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates or Representatives are not and will be deemed not to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.20. Fairness Opinion. The Special Committee has received the opinion of Houlihan Capital, LLC, to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications, exceptions and other conditions contained therein, the Business Combination contemplated by this Agreement is fair to Acquiror and the unaffiliated shareholders of Acquiror from a financial point of view, as of the date of such opinion.

Section 5.21. No Additional Representation or Warranties. Except as expressly provided in this Article V, none of Acquiror, any of its Affiliates, or any of their respective directors, managers, officers, employees, shareholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, Acquiror acknowledges that the Acquiror and its advisors have made their own investigation of the Company and, except as expressly provided in Article IV, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company and its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiaries as conducted after the Acquisition Closing, whether contained in any materials provided by the Company, its Subsidiaries or any of their respective Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or Representatives or otherwise.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE ACQUISITION ENTITIES

Each Acquisition Entity represents and warrants to the Company and Acquiror, on behalf of itself only, as of the date hereof, as follows (except in the case of Section 6.9 and Section 6.10, which representations and warranties are made solely by PubCo):

Section 6.1. Company Organization. Such Acquisition Entity has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of such Acquisition Entity’s Governing Documents, as amended to the date of this Agreement, previously delivered by such Acquisition Entity to the Company and Acquiror, are true, correct and complete. Such Acquisition Entity is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on such Acquisition Entity.

Section 6.2. Due Authorization. Such Acquisition Entity has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which such Acquisition Entity is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the board of directors of such Acquisition Entity and (ii) determined by the board of directors of such Acquisition Entity as advisable to such Acquisition Entity and such Acquisition Entity’s shareholders and recommended for approval by such Acquisition Entity’s shareholders. No other company proceeding on the part of such Acquisition Entity is necessary to authorize this Agreement and the other documents to which such Acquisition Entity is a party contemplated hereby. This Agreement has been, and at or prior to the Initial Closing, the other documents to which such Acquisition Entity is a party contemplated hereby will be, duly and validly executed and delivered by such Acquisition Entity, and this Agreement constitutes, and at or prior to the Initial Closing, the other documents to which such Acquisition Entity is a party contemplated hereby will constitute, a legal, valid and binding obligation of such Acquisition Entity, enforceable against such Acquisition Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws (currently in effect or enacted following the date hereof) affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 6.3. No Conflict. The execution and delivery by such Acquisition Entity of this Agreement and the other documents to which such Acquisition Entity is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of such Acquisition Entity, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to such Acquisition Entity, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which such Acquisition Entity is a party or by which such Acquisition Entity may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of such Acquisition Entity, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not, individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on the ability of such Acquisition Entity to enter into and perform its obligations under this Agreement.

Section 6.4. Litigation and Proceedings. As of the date hereof (a) there are no pending or, to the knowledge of such Acquisition Entity, threatened Legal Proceedings against such Acquisition Entity, its properties or assets; and (b) there is no outstanding Governmental Order specifically directed at and imposed upon such Acquisition Entity, nor are any properties or assets of such Acquisition Entity or its business bound or subject to any Governmental Order, except, in each case, as would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of such Acquisition Entity to enter into and perform its obligations under this Agreement; or (ii) be material to the business of such Acquisition Entity.

Section 6.5. Governmental Authorities; Consents. Assuming the truth and completeness of the respective representations and warranties of the Company and Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of such Acquisition Entity with respect to such Acquisition Entity’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except (a) for the MAS de-SPAC Condition and the MAS Warrant Condition, (b) for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of such Acquisition Entity to enter into and perform its obligations under this Agreement, or (ii) be or reasonably be expected to be material to the business of the Acquisition Entities (taken as a whole) and (c) the filing of the Proxy/Registration Statement with the SEC, the registration of the Plan of Initial Merger, the Plan of Acquisition Merger and related documentation with the Cayman Registrar and publication of notification of the Mergers in the Cayman Islands Government Gazette, in each case in accordance with the Cayman Companies Act.

Section 6.6. Capitalization of Acquisition Entities.

(a) As of the date of this Agreement, the authorized share capital of (i) PubCo consists of 500,000,000 ordinary shares, par value US$0.0001 per share, of which two such shares (such shares, as the same may be consolidated, subdivided or reclassified after the date of this Agreement, the “PubCo Subscriber Shares”) are issued and outstanding as of the date of this Agreement, (ii) Merger Sub 1 consists of 5,000,000 ordinary shares, par value US$0.01 per share, of which one share (the “Merger Sub 1 Share”) is issued and outstanding as of the date of this Agreement, and (iii) Merger Sub 2 consists of 5,000,000 ordinary shares, par value US$0.01 per share, of which one share (the “Merger Sub 2 Share”) is issued and outstanding as of the date of this Agreement. The foregoing represents all of the issued and outstanding Equity Securities of each of PubCo, Merger Sub 1 and Merger Sub 2, respectively, as of the date of this Agreement. All of the issued and outstanding Equity Securities of the respective Acquisition Entities (1) have been duly authorized and validly issued and allotted and are fully paid; (2) have been offered, sold, transferred and issued in compliance with applicable Law, including the Cayman Companies Act and federal and state securities Laws, and all requirements set forth in (A) the Governing Documents of the respective Acquisition Entities and (B) any other applicable Contracts governing the issuance or allotment of such securities to which the relevant Acquisition Entity is a party or otherwise bound; (3) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the respective Acquisition Entities or any Contract to which the relevant Acquisition Entity is a party or otherwise bound; and (4) were issued free and clear of any Liens (other than each Acquisition Entity’s own Lien with respect to the issued shares in its capital as provided for in the Governing Documents of the relevant Acquisition Entity). All filings and returns required by applicable Law to be delivered or made by the relevant Acquisition Entity to the relevant authorities in the Cayman Islands or any other jurisdiction in respect of all issuances and transfers of Equity Securities of such relevant Acquisition Entity has been duly and correctly delivered or made on a timely basis.

(b) Except as set forth in this Section 6.6 or as contemplated by this Agreement or the other documents to which such Acquisition Entity is a party contemplated hereby, such Acquisition Entity has not granted any outstanding options, warrants, rights or other securities convertible, exercisable or exchangeable for any shares of such Acquisition Entity, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any shares of such Acquisition Entity or the value of which is determined by reference to the shares of such Acquisition Entity, and there are no Contracts of any kind which may obligate such Acquisition Entity to issue, purchase, redeem or otherwise acquire any shares of such Acquisition Entity.

(c) Such Acquisition Entity has no Subsidiaries (other than Merger Sub 1 and Merger Sub 2 being wholly-owned Subsidiaries of PubCo), and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Such Acquisition Entity is not party to any Contract that obligates such Acquisition Entity to invest money in, loan money to or make any capital contribution to any other Person.

Section 6.7. Brokers’ Fees. Except for fees described on Section 4.31 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by such Acquisition Entity.

Section 6.8. Business Activities. Since formation, such Acquisition Entity has not conducted any business activities other than those directed toward the consummation of the Transactions. Except as set forth in such Acquisition Entity’s Governing Documents or as otherwise contemplated by this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon such Acquisition Entity or to which such Acquisition Entity is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of such Acquisition Entity or any acquisition of property by such Acquisition Entity or the conduct of business by such Acquisition Entity as currently conducted or as contemplated to be conducted as of the Acquisition Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to such Acquisition Entity.

Section 6.9. Consideration Shares. The Initial Merger Consideration and Acquisition Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued and allotted, fully paid and non-assessable and issued or allotted in compliance with all applicable Law, including state and federal securities Laws, and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, PubCo’s Governing Documents, or any Contract to which PubCo is a party or otherwise bound.

Section 6.10. Foreign Private Issuer and Emerging Growth Company. PubCo is and shall be at all times commencing from the date thirty (30) days prior to the first filing of the Proxy/Registration Statement with the SEC through the Acquisition Closing, (a) a foreign private issuer as defined in Rule 405 under the Securities Act and (b) an “emerging growth company” as that term is defined in the JOBS Act.

Section 6.11. Intended Tax Treatment. Such Acquisition Entity has not taken any action or agreed to take any action, nor to the knowledge of such Acquisition Entity are there any facts or circumstances, that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 6.12. No Outside Reliance. Notwithstanding anything contained in this Article VI or any other provision hereof, such Acquisition Entity and any of its respective directors, managers, officers, employees, equityholders, partners, members or Representatives, acknowledge and agree that such Acquisition Entity has made its own investigation of Acquiror and the Company and that neither Acquiror, the Company nor any of their respective Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied (other than those expressly given by the Company in Article IV and Acquiror in Article V), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or Acquiror. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be provided by the Company or Acquiror, as well as any information, documents or other materials or management presentations that have been or shall hereafter be provided to any Acquisition Entity, its Subsidiaries or any of its Affiliates or Representatives are not and will be deemed not to be representations or warranties of the Company or Acquiror, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement. Except as otherwise expressly set forth in this Agreement, such Acquisition Entity understands and agrees that any assets, properties and business of the Company or Acquiror are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV and Article V, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE VII

COVENANTS OF THE COMPANY & THE ACQUISITION ENTITIES

Section 7.1. Conduct of Business. From the date of this Agreement through the earlier of the Acquisition Closing or valid termination of this Agreement pursuant to Article XI (the “Interim Period”), each of PubCo, Merger Sub 1, Merger Sub 2 and the Company shall, and the Company shall cause its Subsidiaries to, except (i) as otherwise explicitly contemplated by this Agreement or the other Transaction Documents, (ii) as required by Law or (iii) as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (A) use reasonable best efforts to operate its business in the ordinary course consistent with past practice; and (B) comply with its Governing Documents, except solely in the case of any Subsidiary of the Company, where non-compliance by such Subsidiary would not be material to the Transactions or to the business of the Company and its Subsidiaries taken as a whole. Without limiting the generality of the foregoing, except as set forth on Section 7.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), PubCo, Merger Sub 1, Merger Sub 2 and the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the other Transaction Documents or required by Law:

(a) (i) change or amend its Governing Documents or the Governing Documents of any of the Company’s Subsidiaries, except in the case of any of the Company’s Subsidiaries only, for any such amendment which is not material to the Transactions or to the business of the Company and its Subsidiaries, taken as a whole; or (ii) form or cause to be formed any new Subsidiary of PubCo, Merger Sub 1 or Merger Sub 2;

(b) make or declare any dividend or distribution to its shareholders or make any other distributions in respect of any of its Equity Securities (other than dividends by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company);

(c) (i) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of its or any of its Subsidiaries’ Equity Securities, except for any such transaction by a wholly-owned Subsidiary of the Company for its own Equity Securities where such Subsidiary remains a wholly-owned Subsidiary of the Company after consummation of such transaction; or (ii) amend any term or alter any rights of any of its outstanding Equity Securities;

(d) purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding share capital or outstanding Equity Securities or Equity Securities of its Subsidiaries, except for (i) transactions solely among the Company, any wholly-owned Subsidiary of the Company or among wholly-owned Subsidiaries of the Company in any such case for Equity Securities of a wholly-owned Subsidiary of the Company and (ii) the acquisition by the Company or any of its Subsidiaries of any shares or Equity Securities of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests in accordance with the terms of the Company Incentive Plan as in effect on the date hereof;

(e) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, or any Real Property Lease, in each case, other than in the ordinary course of business consistent with past practice or as required by Law;

(f) sell, assign, transfer, convey, lease, exclusively license or otherwise dispose of any of its material tangible assets or properties, except for (i) dispositions of obsolete or worthless equipment or other tangible assets or properties, (ii) transactions solely among the Company and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries, and (iii) transactions in the ordinary course of business consistent with past practice;

(g) except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.12(a) or Section 4.13(f) of the Company Disclosure Letter, (i) increase or grant any equity or equity based awards (except as permitted by Section 7.1(n)) or other severance, retention, change in control or termination or similar pay, (ii) hire or terminate (other than for cause or due to death or disability) any employee or consultant of the Company or any Subsidiary of the Company other than any employee or consultant with an annual base salary that does not exceed $250,000, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, except for entering into, terminating or taking any other action with respect to any employment or engagement arrangements, to the extent not otherwise prohibited under any other sub-section of this Section 7.1(g), (iv) materially increase the cash compensation or bonus opportunity of any employee, officer, director or individual independent contractor, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable or provided by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business consistent with past practice;

(h) (i) acquire (whether by merger, consolidation, amalgamation, scheme or similar transaction, purchase of securities of or otherwise) any corporation, partnership, association, joint venture or other business organization or division thereof; or (ii) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of $200,000 individually or $500,000 in the aggregate, other than the ordinary course funding and cash management by the Company or its Subsidiaries of the Company’s Subsidiaries;

(i) in the case of PubCo, Merger Sub 1 and Merger Sub 2 only, acquire (whether by merger, consolidation, amalgamation, scheme or similar transaction, purchase of securities of, making any investment in or otherwise) any corporation, partnership, association, joint venture or other business organization or division thereof; or (ii) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, contributions to capital, or loans or advances;

(j) issue or sell any debt securities or options, warrants or other rights to acquire any debt securities of PubCo, Merger Sub 1, Merger Sub 2 or the Company or any Subsidiary of the Company or otherwise incur, assume or guarantee or otherwise become liable for any Indebtedness, other than (i) in the case of the Company and its Subsidiaries only, in a principal amount not exceeding $100,000 in aggregate or (ii) borrowings under credit agreements disclosed in Section 7.1(j) of the Company Disclosure Letter, in the form and within the limits that exist on the date hereof;

(k) (i) make or change any material election in respect of Taxes, (ii) amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement or other binding written agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any Tax attribute that would give rise to any claim or assessment of Taxes;

(l) except as contemplated by this Agreement, the Transaction Documents, and the Transactions, take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(m) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceeds $150,000, except as such obligations become due or in the ordinary course of business consistent with past practice;

(n) other than pursuant to any Permitted Equity Subscription Agreement, issue, sell, grant, pledge, transfer or otherwise dispose of (i) any of its Equity Securities, (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations to issue, deliver or sell any Equity Securities of the Company, any Subsidiary of the Company, PubCo, Merger Sub 1 or Merger Sub 2, or (iii) amend, waive or modify any terms or rights of or attaching to any Equity Securities of any of them, in each case of the foregoing (i), (ii) and (iii), other than (w) awards granted under the Company Incentive Plan, provided that the number of awards so granted shall not exceed 18,137,267 Company Shares, (x) Company Shares upon the exercise of Company Options, (y) Ordinary Shares upon conversion of the applicable Company Shares outstanding as of the date hereof in accordance with the Company Charter as of the date hereof and (z) issuance of Equity Securities by a Subsidiary of the Company (1) to the Company or a wholly-owned Subsidiary of the Company or (2) on a pro rata basis to all shareholders of such Subsidiary;

(o) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or winding up of PubCo, Merger Sub 1, Merger Sub 2 or the Company or any of the Company’s Subsidiaries, other than liquidation or dissolution of any dormant Subsidiary of the Company;

(p) waive, release, settle, compromise or otherwise resolve any Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $100,000 in the aggregate;

(q) assign or grant to, or agree to assign or grant to, any Person rights to any Intellectual Property or software that is material to the Company and its Subsidiaries taken as a whole, or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, except for (i) the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) and (ii) non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

(r) disclose or agree to disclose to any Person (other than Acquiror or any of its Representatives) any trade secret of the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

(s) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 7.1(s) of the Company Disclosure Letter, in the aggregate;

(t) manage the Company’s and its Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(u) other than as required by applicable Law, enter into or extend any collective bargaining agreement or similar labor agreement between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other labor organization representing employees of the Company or any of the Company’s Subsidiaries, on the other hand, or recognize or certify any labor union or labor organization as the bargaining representative for any employees of the Company or its Subsidiaries;

(v) terminate without replacement, abrogate, suspend, or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(w) expressly waive the written restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;

(x) (i) limit its right or the right of any of its Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, adversely affect, or disrupt, in any material respect, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;

(y) terminate without replacement or amend in a manner adverse, in any material respect, to the Company and its Subsidiaries, taken as a whole, any insurance policy insuring any risks of the business of the Company or any of the Company’s Subsidiaries;

(z) make any material change in its accounting principles or methods unless required by IFRS or applicable Law or, to the extent applicable to the Company or a Subsidiary, applicable local accounting standards;

(aa) other than (i) expressly required by any Transaction Document or (ii) those employment agreements, indemnification agreements, Contracts covered by any Company Benefit Plan, confidentiality agreements, non-competition agreements or any other agreement of similar nature in each case entered into on arm’s length terms in the ordinary course consistent with past practice with employees (other than Executive-level Employees), enter into, renew or amend in any material respect or terminate, any Contract with a Company Related Party;

(bb) in the case of the Acquisition Entities only, conduct any business activities other than those solely related to the consummation of the Transactions;

(cc) in the case of the Acquisition Entities only, incur, guarantee or otherwise become liable for any Indebtedness; or

(dd) enter into any agreement to do any action prohibited under this Section 7.1.

Section 7.2. Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligations), and to the extent permitted by applicable Law, each of PubCo, Merger Sub 1, Merger Sub 2 and the Company shall, and the Company shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries taken as a whole, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of PubCo, Merger Sub 1, Merger Sub 2 and the Company and the Company’s Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information that are in the possession or control of the Company or any of its Subsidiaries or PubCo, Merger Sub 1 or Merger Sub 2 concerning the affairs of PubCo, Merger Sub 1, Merger Sub 2 or the Company or any of the Company’s Subsidiaries as such Representatives may reasonably request for the purposes of and in connection with the Transactions or any Transaction Documents, including information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of PubCo, Merger Sub 1, Merger Sub 2 and the Company and the Company’s Subsidiaries during the Interim Period. All information obtained by Acquiror or its respective Representatives pursuant to this Section 7.2 shall be subject to the Confidentiality Agreement.

Section 7.3. Preparation and Delivery of Additional Company Financial Statements.

(a) As soon as reasonably practicable following the date hereof, but in any event no later than 15 Business Days after the date of this Agreement, the Company shall deliver to Acquiror and PubCo pro forma consolidated financial statements in respect of the Company and its Subsidiaries and the Acquiror as of and for the year ended December 31, 2022, which comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “2022 Pro Forma Financial Statements”).

(b) If the Acquisition Effective Time has not occurred prior to August 31, 2023, then on or prior to September 1, 2023, the Company shall deliver to Acquiror and PubCo (i) unaudited consolidated statements of financial position and unaudited consolidated statements of comprehensive income, cash flow and shareholders’ equity of the Company and its Subsidiaries as of and for the six-month periods ending June 30, 2023 and June 30, 2022 which comply in all material respects with the applicable accounting requirements (including the standard of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “H1 Financial Statements”); and (ii) pro forma consolidated financial statements in respect of the Company and its Subsidiaries and the Acquiror using the Acquiror’s unaudited statement of operations, cash flow and shareholders’ equity as of and for the six-month period ending June 30, 2023, which comply in all material respects with the applicable accounting requirements (including the standard of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “H1 Pro Forma Financial Statements” and together with the 2022 Pro Forma Financial Statements, the “Pro Forma Financial Statements”).

(c) Each of the Company, PubCo, Merger Sub 1 and Merger Sub 2 shall each use its reasonable best efforts to (i) assist Acquiror, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company and its Subsidiaries, in preparing in a timely manner other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by PubCo, Acquiror or the Company with the SEC in connection with the Transactions, and (ii) to obtain the consent of its auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.

Section 7.4. Related Party Agreements. Prior to the Acquisition Effective Time, all Related Party Agreements set forth on Section 7.4 of the Company Disclosure Letter shall be terminated or settled at or prior to the Acquisition Closing without further liability to Acquiror, PubCo, Merger Sub 1, Merger Sub 2, the Company or any of the Company’s Subsidiaries, in each case, except as otherwise set forth on Section 7.4 of the Company Disclosure Letter.

Section 7.5. Alternative Proposals. From the date hereof until the Acquisition Closing Date or, if earlier, the termination of this Agreement in accordance with Article XI, PubCo, Merger Sub 1, Merger Sub 2 and the Company shall not (and the Company shall cause its Subsidiaries not to), and none of them shall permit any of their respective Representatives to, (a) solicit, initiate, facilitate or encourage any inquiries, proposals, indications of interest or offers that constitute, or that would reasonably be expected to constitute or lead to, an Alternative Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations with any third-party regarding an Alternative Proposal, or furnish to any third-party non-public information or provide to any third-party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating an Alternative Proposal, (c) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement with respect to an Alternative Proposal, or (d) grant any waiver, amendment or release under any confidentiality agreement or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make, an Alternative Proposal. From and after the date hereof, the Company shall, and shall direct its Subsidiaries and controlled Affiliates and its and their respective officers, directors and Representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than Acquiror, Sponsor and their Representatives) with respect to an Alternative Proposal.

Section 7.6. Exchange Listing. From the date of this Agreement through the earlier of Acquisition Closing and termination of this Agreement, PubCo shall apply for, and shall use reasonable best efforts to cause, and the Company shall provide all reasonable assistance reasonably required by PubCo in order for PubCo to cause, the PubCo Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by the DTC, subject to official notice of issuance, prior to the Acquisition Closing Date.

Section 7.7. Notice of Developments. From and after the date of this Agreement until the earlier of the Acquisition Closing or the termination of this Agreement in accordance with its terms, each of PubCo, Merger Sub 1, Merger Sub 2 and the Company shall promptly (and in any event prior to the Initial Closing) notify Acquiror in writing, upon PubCo, Merger Sub 1, Merger Sub 2 or the Company or any of the Company’s Subsidiaries, as applicable, becoming aware (awareness being determined with reference to the knowledge of the Company) of: (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied, (b) any breach of a representation or warranty given by the Company in Article IV or by any Acquisition Entity in Article VI or (c) any notice or other communication from any Governmental Authority which is reasonably likely, individually or in the aggregate, to have an adverse effect in any material respect on the ability of the parties hereto (other than the Acquiror) to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 7.7 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, Acquiror.

Section 7.8. No Trading. Each of the Company, PubCo, Merger Sub 1 and Merger Sub 2 acknowledges and agrees that it is aware, and that its Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. Each of the Company, PubCo, Merger Sub 1 and Merger Sub 2 hereby agrees that it shall not and shall cause its Subsidiaries not to purchase or sell any securities of Acquiror in violation of such Laws, or cause or encourage any Person to do the foregoing.

Section 7.9. Shareholder Litigation. Without limiting Section 7.1 above: (a) in the event that any litigation related to this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby is brought, or, to the knowledge of the Company, PubCo, Merger Sub 1 or Merger Sub 2, threatened in writing, against the Company or any of its Subsidiaries, PubCo, Merger Sub 1 or Merger Sub 2 or the board of directors of the Company or any of its Subsidiaries, PubCo, Merger Sub 1 or Merger Sub 2 by any Company Shareholders prior to the Acquisition Closing, the Company, PubCo, Merger Sub 1 or Merger Sub 2, as applicable, shall promptly after becoming aware of such litigation notify Acquiror of such litigation and keep Acquiror reasonably informed with respect to the status thereof; and (b) the Company, PubCo, Merger Sub 1 and Merger Sub 2 shall provide Acquiror the opportunity to participate in (at Acquiror’s own cost and expense and subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall consider in good faith Acquiror’s suggestions with respect to such litigation and shall not settle any such litigation without prior written consent of Acquiror, such consent not to be unreasonably withheld, conditioned, delayed or denied.

Section 7.10. PubCo. Each of the Company and Merger Sub 2 acknowledges and agrees that in the event that the Acquisition Effective Time has not occurred within three (3) Business Days following the Initial Merger Effective Time, PubCo and Acquiror may take whatever steps they deem necessary to unwind the transactions steps relating to the Initial Merger previously undertaken and to preserve the listing, existence and corporate structure of Acquiror as closely as possible to Acquiror’s listing, existence and corporate structure immediately prior to the Initial Merger Effective Time, including making any necessary board changes to PubCo so that the directors of PubCo shall be the persons who were directors of Acquiror immediately prior to the Initial Merger Effective Time.

Section 7.11. Employee Matters.

(a) Equity Plan. Prior to the Initial Closing Date, PubCo shall approve and adopt an incentive equity plan (“PubCo Equity Plan”) in a form and substance reasonably satisfactory to Acquiror and containing terms and conditions that are consistent with those set forth on Exhibit J, which shall take effect immediately upon the Acquisition Effective Time.

(b) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.11 are included for the sole benefit of Acquiror, PubCo, Merger Sub 1, Merger Sub 2 and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any Company Benefit Plan or other employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of PubCo, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Acquisition Closing Date, or (iii) shall confer upon any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company or any of its Subsidiaries, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary (other than for any party to this Agreement) or other right of any kind or nature whatsoever.

Section 7.12. Post-Acquisition Closing Directors and Officers of PubCo. Subject to the terms of PubCo’s Governing Documents, PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Acquisition Effective Time:

(a) the board of directors of PubCo shall consist of up to nine directors, which shall initially consist of (i) if the Sponsor so elects, one Person as the Sponsor may designate pursuant to a written notice to be delivered to PubCo sufficiently in advance to allow for inclusion of such Person in the Proxy/Registration Statement and (ii) all other Persons as the Company may designate pursuant to a written notice to be delivered to PubCo sufficiently in advance to allow for inclusion of such Persons in the Proxy/Registration Statement; and

(b) the officers of the Company holding such positions as set forth on Section 7.12(b) of the Company Disclosure Letter immediately before the Acquisition Effective Time shall be the officers of PubCo, who shall serve in such capacity in accordance with the terms of PubCo’s Governing Documents following the Acquisition Effective Time, each such director and officer to hold office in accordance with the PubCo’s Governing Documents until they are removed or resign in accordance with the PubCo’s Governing Documents or until their respective successors are duly elected or appointed and qualified.

Section 7.13. Shareholder Proxies. To the extent required for purposes of obtaining the Company Shareholders’ Approval, as soon as practicable following the date of this Agreement, the Company shall use commercially reasonable efforts to solicit from its shareholders (other than any Company Shareholder which is a party to the Company Holders Support Agreement) the agreement of such shareholders (in a form reasonably satisfactory to Acquiror) to vote (whether pursuant to a duly convened meeting of the shareholders of the Company or to approve by way of a written resolution of the shareholders of the Company) in favor of the Company Shareholders’ Approval, and/or to appoint individuals designated by the Company as proxies to vote in favor of the Company Shareholders’ Approval.

Section 7.14. Transaction Documents. Except as otherwise contemplated by this Agreement or the other Transaction Documents, during the Interim Period, none of PubCo, Merger Sub 1, Merger Sub 2 or the Company shall amend any Transaction Document or the Company Charter, or agree to amend any Transaction Document or the Company Charter, unless consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, or delayed).

ARTICLE VIII

COVENANTS OF ACQUIROR

Section 8.1. Trust Account Proceeds and Related Available Equity. Upon satisfaction or waiver of the conditions set forth in Article X and provision of notice thereof to the Trustee (which notice shall be provided by Acquiror to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Acquisition Closing, PubCo shall cause Merger Sub 1 (as the Surviving Company) to (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions and pay to the underwriters of the IPO all outstanding deferred underwriting commissions, (2) pay all accrued and unpaid Acquiror Transaction Expenses, as set forth on a written statement to be delivered to PubCo by or on behalf of Acquiror, not less than two (2) Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfers instructions for the payment thereof, (3) pay all accrued and unpaid Company Transaction Expenses, as set forth on a written statement to be delivered to PubCo by or on behalf of the Company, not less than two (2) Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfers instructions for the payment thereof, and (4) after the deductions contemplated in (1), (2) and (3), pay all remaining amounts then available in the Trust Account (if any) (the “Remaining Trust Fund Proceeds”) to a bank account designated by the Surviving Company for its immediate use, subject to this Agreement and the Trust Agreement, and (b) thereafter, the Trust Agreement shall terminate, except as otherwise provided therein.

Section 8.2. Nasdaq Listing. From the date of this Agreement through the Initial Merger Effective Time, Acquiror shall use its reasonable best efforts to ensure Acquiror remains listed as a public company on Nasdaq.

Section 8.3. No Solicitation by Acquiror. From the date hereof until the Acquisition Closing Date or, if earlier, the termination of this Agreement in accordance with Article XI, Acquiror shall not, and shall direct the Sponsor and its controlled Affiliates and its and their respective officers, directors and Representatives not to, directly or indirectly (a) solicit, initiate, facilitate or encourage any inquiries, proposals, indications of interest or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquiror Acquisition Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations with any third-party regarding an Acquiror Acquisition Proposal, or furnish to any third-party non-public information or provide to any third-party access to the businesses, properties, assets or personnel of Acquiror, in each case for the purpose of encouraging or facilitating an Acquiror Acquisition Proposal, (c) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement with respect to an Acquiror Acquisition Proposal, or (d) grant any waiver, amendment or release under any confidentiality agreement or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make, an Acquiror Acquisition Proposal. From and after the date hereof, Acquiror shall, and shall direct the Sponsor and its controlled Affiliates and its and their respective officers, directors and Representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than the Company and its Representatives) with respect to an Acquiror Acquisition Proposal. Notwithstanding the foregoing but subject to Section 12.14, nothing else in this Agreement shall prohibit Acquiror, the Special Committee or the Acquiror Board from making any legally required disclosure, including legally required disclosure of factual information regarding the business, financial condition or results of operations of Acquiror.

Section 8.4. Acquiror Conduct of Business. During the Interim Period, Acquiror shall, except (i) as otherwise explicitly contemplated by this Agreement or the other Transaction Documents, (ii) as required by Law, (iii) as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or (iv) as set forth in Section 8.4 of the Acquiror Disclosure Letter, (A) use reasonable best efforts to operate its business in the ordinary course consistent with past practice and (B) comply in all material respects with its Governing Documents. Without limiting the generality of the foregoing, except as set forth in Section 8.4 of the Acquiror Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, except as otherwise contemplated by this Agreement or the other Transaction Documents or as required by Law:

(a) seek any approval from the Acquiror Shareholders, to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror, except as contemplated by the Transaction Proposals;

(b) merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other Person or be acquired by any other Person;

(c) (x) make or declare any dividend or distribution to its shareholders or make any other distributions in respect of any of its Equity Securities, (y) subdivided, consolidate, reclassify or otherwise amend any terms of its Equity Securities, or (z) purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding Equity Securities, other than redemptions of Acquiror Class A Ordinary Shares made as part of the Acquiror Share Redemptions;

(d) (A) make or change any material election in respect of Taxes, (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any Tax authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement or other binding written agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes, or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any Tax attribute that would give rise to any claim or assessment of Taxes;

(e) except as contemplated by this Agreement, the Transaction Documents, and the Transactions, take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(f) other than as expressly required or contemplated by the Sponsor Support Agreement or any other Transaction Document, enter into, renew or amend in any material respect, any Contract with Sponsor or an Affiliate of Acquiror (including (i) any Person in which the Sponsor has a direct or indirect legal or beneficial ownership interest of five percent (5%) or more and (ii) any Person who has a direct or indirect legal or beneficial ownership interest of five percent (5%) or more in the Sponsor), other than any Contract relating to a Working Capital Loan, any Contract related to Acquiror Transaction Expenses, any Contract relating to the non-redemption of Acquiror Shares or any other Contract set out in the Acquiror Disclosure Letter;

(g) incur, guarantee or otherwise become liable for any Indebtedness, other than (i) liabilities incurred in the ordinary course of business and in an amount, individually or in the aggregate, not to exceed $100,000, (ii) any Acquiror Transaction Expenses, (iii) Working Capital Loans and (iv) other Indebtedness as set out in Section 8.4(g) of the Acquiror Disclosure Letter;

(h) (A) issue any Equity Securities or securities exercisable for or convertible into Equity Securities (other than issuances of Acquiror Shares issuable upon, or subject to, the exercise or settlement of the Acquiror Warrants), (B) grant any options, warrants or other equity-based awards with respect to any Equity Securities not outstanding on the date hereof, or (C) other than pursuant to or as contemplated by the Transaction Documents, amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Acquiror Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(i) make any change in its accounting principles or methods unless required by GAAP;

(j) form any Subsidiary;

(k) liquidate, dissolve, reorganize or otherwise wind-up its business and operations of Acquiror; or

(l) enter into any agreement to do any action prohibited under this Section 8.4.

Section 8.5. Acquiror Public Filings. From the date hereof through the Initial Merger Effective Time, Acquiror will use reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 8.6. Shareholder Litigation. Without limiting Section 8.4 above, in the event that any litigation related to this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the board of directors of Acquiror by any Acquiror Shareholders prior to the Acquisition Closing, Acquiror shall promptly after becoming aware of such litigation notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (at its own cost and subject to a customary joint defense agreement), but not control, the defense of any such litigation, and shall consider in good faith the Company’s suggestions with respect to such litigation and shall not settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned, delayed or denied.

Section 8.7. Section 16 Matters. Prior to the Initial Closing Date, Acquiror shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of PubCo Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to PubCo, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.8. Transaction Documents. Except as otherwise contemplated by this Agreement or the other Transaction Documents, during the Interim Period, Acquiror shall not amend any Transaction Document, or agree to amend any Transaction Document, unless consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, or delayed).

ARTICLE IX

JOINT COVENANTS

Section 9.1. Regulatory Approvals; Other Filings.

(a) Each of the Company, PubCo, Acquiror, Merger Sub 1 and Merger Sub 2 shall use its commercially reasonable efforts to cooperate in good faith with any Governmental Authority and use its commercially reasonable efforts to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers, and to provide any necessary or advisable regulatory notifications in connection with the Transactions (the “Regulatory Approvals”) as soon as reasonably practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, PubCo, Acquiror, Merger Sub 1 and Merger Sub 2 shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as reasonably possible after the execution of this Agreement.

(b) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, PubCo, Merger Sub 1, Merger Sub 2 and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization and to provide any necessary or advisable regulatory notifications under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate in good faith with each other in the defense of such matters. To the extent not prohibited by Law, the Company, PubCo, Merger Sub 1, Merger Sub 2 shall (and the Company shall cause its Subsidiaries to) promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided that none of the parties shall extend any waiting period or comparable period or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, their respective agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(c) Subject to Section 12.6, the Company, on the one hand, and Acquiror, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and other related fees in connection with the Regulatory Approvals.

Section 9.2. Preparation of Proxy Statement/Proxy/Registration Statement; Acquiror Shareholders’ Meeting and Approvals; Company Shareholders’ Meeting and Approvals.

(a) Proxy/Registration Statement and Prospectus.

(i) As promptly as reasonably practicable after the execution of this Agreement, the Company, PubCo, Merger Sub 1, Merger Sub 2 and Acquiror shall prepare, and PubCo shall file with the SEC, a registration statement on Form F-4 (as amended or supplemented from time to time, and including a proxy statement and prospectus, the “Proxy/Registration Statement”) among other things, registering the PubCo Class A Ordinary Shares and PubCo Warrants issuable to the Acquiror Shareholders and the Company Shareholders pursuant to this Agreement and relating to the Acquiror Shareholders’ Meeting to approve and adopt: (A) the Initial Merger and the Plan of Initial Merger, (B) this Agreement, the other Transaction Documents and the Business Combination, (C) the adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing or any proposal in (D), and (D) any other proposals as the SEC (or staff member thereof) indicates are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and any other proposals as reasonably agreed in writing by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby (such proposals in (A) through (D), collectively, the “Transaction Proposals”).

(ii) Acquiror, PubCo, Merger Sub 1, Merger Sub 2 and the Company shall (and the Company shall cause each of its Subsidiaries to) each use its commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Company, PubCo, Acquiror, Merger Sub 1 and Merger Sub 2 shall (and the Company shall cause each of its Subsidiaries to) use its commercially reasonable efforts to take all or any action required under any applicable federal or state securities Laws in connection with the issuance of PubCo Shares pursuant to this Agreement. Each of the Company, PubCo, Acquiror, Merger Sub 1 and Merger Sub 2 also agrees to (and shall cause each of its Subsidiaries to) use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company, PubCo, Merger Sub 1 and Merger Sub 2 shall furnish all information concerning the Company and its Subsidiaries, PubCo, Merger Sub 1 and Merger Sub 2 and any of their respective members or shareholders as may be reasonably requested in connection with any such action.

(iii) As promptly as reasonably practicable after finalization and effectiveness of the Proxy/Registration Statement, Acquiror shall use reasonable best efforts to within ten (10) Business Days thereof, mail the Proxy/Registration Statement to the Acquiror Shareholders. Each of Acquiror, PubCo, Merger Sub 1, Merger Sub 2 and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of Acquiror, PubCo, Merger Sub 1, Merger Sub 2, the Company or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions.

(iv) Subject to Section 12.6, the Company, on the one hand, and Acquiror, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees.

(v) Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by Acquiror, PubCo, Merger Sub 1, Merger Sub 2 and the Company. PubCo will advise the Company and Acquiror, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of any PubCo Shares and PubCo Warrants to be issued or issuable in connection with this Agreement (or upon exercise of any PubCo Merger Warrants or PubCo Acquisition Warrants) for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the Company or Acquiror (as applicable) a reasonable opportunity to provide comments and amendments to any such filing. Acquiror, PubCo, Merger Sub 1, Merger Sub 2 and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(vi) Each of Acquiror, PubCo, Merger Sub 1, Merger Sub 2 and the Company shall ensure that none of the information supplied by it or its Subsidiaries or on its behalf for inclusion or incorporation by reference in (A) the Proxy/Registration Statement will, at the time the Proxy/Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the Proxy/Registration Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(vii) If at any time prior to the Acquisition Effective Time the Company, PubCo, Merger Sub 1, Merger Sub 2 or Acquiror becomes aware that any information relating to the Company, PubCo, Merger Sub 1, Merger Sub 2, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers set forth in the Proxy/Registration Statement is required to be amended, so that the Proxy/Registration Statement would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing and/or correcting such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders and Company Shareholders.

(b) Acquiror Shareholder Approval.

(i) As promptly as reasonably practicable after the Proxy/Registration Statement is declared effective under the Securities Act, Acquiror shall establish a record date for, duly call and give notice of, convene and hold a meeting of the Acquiror Shareholders (including any adjournment or postponement thereof, the “Acquiror Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals, obtaining the Acquiror Shareholders’ Approval (including if necessary any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), and providing Acquiror Shareholders with the opportunity to elect to effect an Acquiror Share Redemption and such other matters as may be mutually agreed by Acquiror and the Company.

(ii) Acquiror will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the Acquiror Shareholders’ Approval, and (B) obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the Acquiror’s Governing Documents. Acquiror (A) shall consult with the Company regarding the record date and the date of the Acquiror Shareholders’ Meeting, and (B) shall not adjourn or postpone the Acquiror Shareholders’ Meeting more than twice (and in that event, for no more than thirty (30) days in the aggregate) without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided that Acquiror shall not be required to adjourn or propose to adjourn the Acquiror Shareholders’ Meeting.

(iii) The Proxy/Registration Statement shall include a statement to the effect that the Acquiror Board has unanimously recommended that the Acquiror Shareholders vote in favor of the Transaction Proposals at the Acquiror Shareholders’ Meeting (such statement, the “Acquiror Board Recommendation”) and neither the Acquiror Board nor any committee thereof (including the Special Committee) shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Acquiror Board Recommendation.

(c) Company Shareholders’ Approval.

(i) As promptly as reasonably practicable after the Proxy/Registration Statement is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders (including any adjournment thereof, the “Company Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of obtaining the Company Shareholders’ Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of this Agreement) and such other matter as may be mutually agreed by Acquiror and the Company. The Company will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the Company Shareholders’ Approval and will take such other action as is reasonably necessary or advisable to obtain such proxies and the Company Shareholders’ Approval and (B) obtain the vote or consent of its shareholders required by and in compliance with all applicable Law and the Company’s Governing Documents (including if necessary any adjournment or postponement of such meeting for the purpose of establishing a quorum). The Company (y) shall set the date of the Company Shareholders’ Meeting not more than fifteen (15) days after the Proxy/Registration Statement is declared effective or such other date as may be agreed by Acquiror and the Company in writing, acting reasonably, and (z) shall not adjourn the Company Shareholders’ Meeting for more than three (3) Business Days in aggregate (and in any event to a date not less than 48 hours before the scheduled Acquiror Shareholders’ Meeting) without the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed).

(ii) The Company shall send the Proxy/Registration Statement and the meeting materials to the Company Shareholders which shall seek the Company Shareholders’ Approval and shall include together with all such meeting materials it sends to the Company Shareholders in connection with the Company Shareholders’ Meeting a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Company Shareholders’ Approval (such statement, the “Company Board Recommendation”) and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation.

Section 9.3. Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, Acquiror, PubCo, Merger Sub 1, Merger Sub 2 and the Company shall each, and each shall cause its Subsidiaries to, (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, PubCo, Merger Sub 1, Merger Sub 2 or the Company or their respective Affiliates are required to obtain in order to consummate the Mergers, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable; provided that the Company and Acquiror shall not be required to act or omit to take any action that would constitute a breach of Section 7.1 or Section 8.4, respectively.

Section 9.4. Tax Matters. All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement shall be paid for by the Company pursuant to Section 12.6.

Section 9.5. Cooperation; Consultation. Prior to the Acquisition Closing, each of the Company, PubCo, Merger Sub 1, Merger Sub 2 and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their respective Representatives to reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company, PubCo, Merger Sub 1, Merger Sub 2 or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request, (b) granting such access to the other party and its Representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

Section 9.6. Indemnification and Insurance.

(a) From and after the Acquisition Effective Time, each of the Surviving Company and the Surviving Subsidiary agrees that it shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acquisition Effective Time, whether asserted or claimed prior to, at or after the Acquisition Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and each of their respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Company and the Surviving Subsidiary shall, and shall cause their Subsidiaries to (i) maintain for a period of not less than six (6) years from the Acquisition Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s, Acquiror’s and their Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six (6) years from the Acquisition Effective Time, the Surviving Company shall, and PubCo shall cause the Surviving Company to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to the Company, Acquiror or their respective Representatives, as applicable) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Surviving Company be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2022; provided that (i) the Surviving Company may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Acquisition Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 9.6 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, (i) this Section 9.6 shall survive the Acquisition Closing indefinitely and shall be binding, jointly and severally, on PubCo, the Surviving Company and the Surviving Subsidiary and all of their respective successors and assigns; and (ii) in the event that PubCo, the Surviving Company or the Surviving Subsidiary or any of their successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, each of PubCo, the Surviving Company and the Surviving Subsidiary shall ensure that proper provision shall be made so that the successors and assigns of PubCo, the Surviving Company and the Surviving Subsidiary, as applicable, shall succeed to the obligations set forth in this Section 9.6.

(d) On the Acquisition Closing Date, PubCo shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Acquisition Closing directors and officers of PubCo, which indemnification agreements shall continue to be effective following the Acquisition Closing.

(e) The provisions of this Section 9.6: (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Acquisition Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on PubCo, the Surviving Company and the Surviving Subsidiary and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Governing Documents, or otherwise and (iv) shall survive the consummation of the Acquisition Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the prior written consent of such D&O Indemnified Party.

Section 9.7. Permitted Equity Financing. During the Interim Period, Acquiror and PubCo may execute Permitted Equity Subscription Agreements that would constitute a Permitted Equity Financing; provided that unless otherwise agreed by Acquiror and the Company in writing, (a) no such Permitted Equity Subscription Agreement shall provide for a purchase price of PubCo Class A Ordinary Shares at a price per share of less than $10.00 (after taking into account any discounts or rebates provided by the Company or any of its Subsidiaries, Acquiror, PubCo, Merger Sub 1 or Merger Sub 2), and (b) no such Permitted Equity Subscription Agreement shall provide for the issuance of any Equity Securities of PubCo other than PubCo Class A Ordinary Shares. Each of Acquiror and PubCo shall use its commercially reasonable efforts to cooperate with each other in connection with the arrangement of any Permitted Equity Financing as may be reasonably requested by the other.

ARTICLE X

CONDITIONS TO OBLIGATIONS

Section 10.1. Conditions to Obligations of Acquiror, the Acquisition Entities and the Company at Initial Closing and Acquisition Closing. The obligations of Acquiror and the Acquisition Entities to consummate, or cause to be consummated, the Initial Merger, and the obligations of the Company and the Acquisition Entities to consummate, or cause to be consummated, the Acquisition Merger, are each subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by the party or parties whose obligations are conditioned thereupon:

(a) the Acquiror Shareholder Approval shall have been obtained and remain in full force and effect;

(b) the Company Shareholders’ Approval shall have been obtained and remain in full force and effect;

(c) the Proxy/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d) (i) PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Acquisition Closing, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq and PubCo shall not have received any written notice of material non-compliance therewith, and (ii) the PubCo Class A Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(e) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Initial Closing or the Acquisition Closing illegal or which otherwise prevents or prohibits consummation of the Initial Closing or the Acquisition Closing (any of the foregoing, a “restraint”), other than any such restraint that is immaterial;

(f) the MAS de-SPAC Condition shall have been satisfied; and

(g) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after accounting for Acquiror Share Redemptions.

Section 10.2. Conditions to Obligations of Acquiror at Initial Closing. The obligations of Acquiror to consummate, or cause to be consummated, the Initial Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) The representations and warranties contained in the first and second sentences of Section 4.1 (Company Organization), Section 4.3 (Due Authorization), the first sentences of each of Sections 4.6(a), 4.6(b), 4.6(c) and 4.6(d) (Capitalization of the Company), Section 4.23 (Absence of Changes), Section 6.1 (Company Organization), Section 6.2 (Due Authorization) and Section 6.6 (Capitalization of Acquisition Entities) shall be true and correct in all respects at and as of the Initial Closing Date as if made at and as of the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date). The Company Fundamental Representations (other than the first sentences of each of Sections 4.6(a), 4.6(b), 4.6(c) and 4.6(d)) and the Acquisition Entity Fundamental Representations (in each case disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects at and as of the Initial Closing Date as if made at and as of the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects at and as of such date). Each of the other representations and warranties of (i) the Company contained in this Agreement (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception, other than in Section 4.9(f) or Section 4.23(i)) shall be true and correct at and as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception, other than in Section 4.9(f) or Section 4.23(i)) shall be true and correct at and as of such date), except for inaccuracies in or the failure of such representations and warranties to be true and correct that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect; and (ii) the Acquisition Entities contained in this Agreement (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “material adverse effect” or any similar qualification or exception) shall be true and correct at and as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) shall be true and correct at and as of such date), except for inaccuracies in or the failure of such representations and warranties to be true and correct that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a material adverse effect on any Acquisition Entity;

(b) each of the covenants of the Company and the Acquisition Entities to be performed as of or prior to the Initial Closing shall have been performed in all material respects.

Section 10.3. Conditions to Obligations of the Acquisition Entities and the Company at Initial Closing. The obligations of Acquisition Entities and the Company to consummate, or cause to be consummated, the Initial Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) The representations and warranties contained in the first and second sentences of Section 5.1 (Company Organization), Section 5.2 (Due Authorization), Section 5.10 (Absence of Changes) and the first sentences of each of Sections 5.12(a) and 5.12(b) (Capitalization of Acquiror) shall be true and correct in all respects at and as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date). The Acquiror Fundamental Representations (other than the first sentences of each of Sections 5.12(a) and 5.12(b)) (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Acquiror Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects at and as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications and exceptions contained therein relating to materiality, “material” or “Acquiror Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects at and as of such date). Each of the other representations and warranties of the Acquiror contained in this Agreement (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Acquiror Material Adverse Effect” or any similar qualification or exception, other than in Section 5.11(f)) shall be true and correct as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Acquiror Material Adverse Effect” or any similar qualification or exception) shall be true and correct at and as of such date), except for inaccuracies in or the failure of such representations and warranties to be true and correct that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Acquiror Material Adverse Effect.

(b) each of the covenants of Acquiror to be performed as of or prior to the Initial Closing shall have been performed in all material respects; and

(c) the sum of (i) the aggregate amount of cash in the Trust Account immediately prior to the Acquisition Closing (after deducting the Acquiror Shareholder Redemption Amount but prior to payment of any other amounts, including fees of the underwriters of the IPO with respect to deferred underwriting commissions, Acquiror Transaction Expenses and Company Transaction Expenses) and (ii) the Permitted Equity Financing Proceeds (if any) shall be not less than $50 million.

Section 10.4. Conditions to Obligations of the Company at Acquisition Closing. The obligations of the Company to consummate, or cause to be consummated, the Acquisition Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by the Company (but only with the prior written consent of the Acquiror Director (or if there is no Acquiror Director, the Acquiror Temporary Director)).

(a) the Initial Merger Effective Time and the Initial Closing shall have occurred; and

(b) since the Initial Merger Effective Time, no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

ARTICLE XI

TERMINATION/EFFECTIVENESS

Section 11.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Initial Merger Effective Time (or in the case of a termination pursuant to Section 11.1(f) below, following the Initial Merger Effective Time):

(a) by mutual written consent of the Company and Acquiror;

(b) by written notice from either the Company or Acquiror to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Initial Closing or Acquisition Closing illegal or which otherwise prevents or prohibits consummation of the Initial Closing or Acquisition Closing, other than any such restraint that is immaterial;

(c) by written notice to Acquiror from the Company if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by written notice to the Company from Acquiror if there is any breach of any representation, warranty, covenant or agreement on the part of the Company, PubCo, Merger Sub 1 or Merger Sub 2 set forth in this Agreement, such that the conditions specified in Section 10.2(a) or Section 10.2(b) would not be satisfied at the Initial Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, PubCo, Merger Sub 1 or Merger Sub 2 (as applicable) through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company, PubCo, Merger Sub 1 or Merger Sub 2 (as applicable) continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided that the Acquiror shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by written notice from either the Company or Acquiror to the other if the Initial Closing has not occurred on or before October 15, 2023 (the “Agreement End Date”);

(f) by written notice to the Company from Acquiror if the Acquisition Closing shall not have occurred by the third (3rd) Business Day following the Initial Closing;

(g) by written notice to the Company from Acquiror if the Company Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(h) by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 10.3 would not be satisfied at the Initial Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(h) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 11.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the Company, PubCo, Acquiror, Merger Sub 1 or Merger Sub 2, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 11.2 and Article  XII and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE  XII

MISCELLANEOUS

Section 12.1. Trust Account Waiver. Each of the Company, PubCo, Merger Sub 1 and Merger Sub 2 hereby represents and warrants that it has read the final prospectus of Acquiror, dated October 15, 2020 and filed with the SEC (File No. 333-249000) on October 19, 2020 (the “Prospectus”) and current report on Form 8-K of Acquiror dated October 13, 2022 and filed with the SEC on October 17, 2022 (the “Form 8-K”) available at www.sec.gov, and understands that (i) Acquiror has established a trust account (the “Trust Account”) containing the proceeds of the IPO and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Acquiror’s public shareholders (including the public shareholders of the overallotment shares acquired by Acquiror’s underwriters, the “Public Shareholders”), (ii) Acquiror Shareholders approved a proposal (the “Extension Amendment Proposal”) on October 13, 2022 to extend the date by which Acquiror must consummate a Business Combination from October 20, 2022 (which is twenty-four (24) months after the closing of the IPO) to October 20, 2023 (which is thirty-six (36) months after the closing of the IPO), (iii) in connection with the vote to approve the Extension Amendment Proposal, certain Acquiror Shareholders exercised their right to redeem their shares for an aggregate redemption amount of approximately $447.6 million, and that, (iv) except as otherwise described in the Prospectus and the Form 8-K, Acquiror may disburse monies from the Trust Account only: (a) to the Public Shareholders with respect to Acquiror Share Redemptions, (b) to the Public Shareholders if Acquiror fails to consummate a Business Combination within thirty-six (36) months after the closing of the IPO, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses or (d) to Acquiror after or concurrently with the consummation of a Business Combination. Each of the Company, PubCo, Merger Sub 1 and Merger Sub 2 hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement (other than in Section 8.1), none of the Company, PubCo, Merger Sub 1 and Merger Sub 2 or any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account

(including any distributions therefrom) in connection with any claim that arises as a result of, in connection with, or relating to, this Agreement or any other Transaction Document, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability under any Transaction Document (collectively, the “Released Claims”). Each of the Company, PubCo, Merger Sub 1 and Merger Sub 2, on behalf of itself and its Affiliates, hereby irrevocably waives any Released Claims that the Company, PubCo, Merger Sub 1, Merger Sub 2 or any of their respective Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) in connection with any Released Claims (including for an alleged breach of this Agreement or any other Transaction Document). Each of the Company, PubCo, Merger Sub 1 and Merger Sub 2 agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror and its Affiliates to induce Acquiror to enter into the Transaction Documents, and each of the Company, PubCo, Merger Sub 1 and Merger Sub 2 further intends and understands such waiver to be valid, binding and enforceable against the Company, PubCo, Merger Sub 1, Merger Sub 2 and each of their respective Affiliates under applicable Law. To the extent the Company, PubCo, Merger Sub 1, Merger Sub 2 or any of their respective Affiliates commences any action or proceeding based upon, in connection with or relating to any Released Claim, which action or proceeding seeks, in whole or in part, monetary relief against Acquiror, Sponsor or their respective Representatives, each of the Company, PubCo, Merger Sub 1 and Merger Sub 2 hereby acknowledges and agrees that the Company’s, PubCo’s, Merger Sub 1’s, Merger Sub 2’s and each of their respective Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company, PubCo, Merger Sub 1, Merger Sub 2 or any of their respective Affiliates (or any person claiming on their behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Company, PubCo, Merger Sub 1, Merger Sub 2 or any of their respective Affiliates commences any action or proceeding based upon, in connection with or relating to any Released Claim, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief or otherwise, Acquiror and its Representatives, as applicable, shall be entitled to recover from the Company, PubCo, Merger Sub 1, Merger Sub 2 and their respective Affiliates the associated legal fees and costs in connection with any such action, in the event Acquiror or its Representatives, as applicable, prevails in such action or proceeding.

Section 12.2. Waiver. Subject to Section 12.21, any party to this Agreement may, at any time prior to the Acquisition Closing, by action taken by its board of directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 12.3. Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt); and

(d) if sent by registered post, five (5) days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:

(a)	If to Acquiror, to:

Bridgetown Holdings Limited
38/F Champion Tower
3 Garden Road, Central
Hong Kong
	Attention:	Steve Teichman
	Email:	[REDACTED]

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
	Attention:	Jonathan B. Stone
Rajeev P. Duggal
	Email:	jonathan.stone@skadden.com
rajeev.duggal@skadden.com

(b)	If to PubCo, Merger Sub 1 or Merger Sub 2, to:

c/o 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore
	Attention:	Derek Fong and Kenneth Chan
	Email:	[REDACTED]

with copies to (which shall not constitute notice):

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
	Attention:	Jesse Sheley; Joey Chau; Joseph Raymond Casey
	Email:	jesse.sheley@kirkland.com; joey.chau@kirkland.com;
joseph.casey@kirkland.com

(c)	If to the Company, to:

CompareAsia Group Capital Limited
c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands
	Attention:	Shaun Kraft and Laura Hannon
	Email:	[REDACTED]

with copies to (which shall not constitute notice):

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
	Attention:	Jesse Sheley; Joey Chau; Joseph Raymond Casey
	Email:	jesse.sheley@kirkland.com; joey.chau@kirkland.com; joseph.casey@kirkland.com or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 12.4. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 12.5. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided that (a) the D&O Indemnified Parties may enforce Section 9.6; and (b) the Non-Recourse Parties may enforce Section 12.18.

Section 12.6. Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided that if the Acquisition Closing shall occur, the Company shall pay or cause to be paid (a) the Acquiror Transaction Expenses and (b) the Company Transaction Expenses at the Acquisition Closing, in each case in accordance with Section 2.4(b)(ii).

Section 12.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (provided that the fiduciary duties of the Company Board and the board of directors of Acquiror, the Mergers and any exercise of appraisal and dissenters’ rights with respect to the Mergers, shall in each case be governed by the laws of the Cayman Islands).

Section 12.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.9. Electronic Execution of the Agreement and Certain Other Documents. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to this Agreement or any Transaction Document (including any related amendments, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms complying with applicable law, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Cayman Islands Electronic Transactions Act (As Revised), the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 12.10. Company Disclosure Letter and Acquiror Disclosure Letter. Each of the Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter only if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 12.11. Entire Agreement. This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter) and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the other Transaction Documents.

Section 12.12. Amendments. Subject to Section 12.21, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement; provided that after the Company Shareholders’ Approval or the Acquiror Shareholder Approval has been obtained, there shall be no amendment or waiver that by applicable Law requires further approval by the Company Shareholders or the Acquiror Shareholders, respectively, without such approval having been obtained.

Section 12.13. No Presumption Against Drafter. Each party hereto and its advisers cooperated in the drafting and preparation of this Agreement, and any and all drafts relating thereto may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

Section 12.14. Publicity.

(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Acquisition Closing be subject to the prior mutual approval of Acquiror, PubCo and the Company, which approval shall not be unreasonably withheld or delayed by any party; provided that no party shall be required to obtain consent pursuant to this Section 12.14(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 12.14(a).

(b) The restriction in Section 12.14(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other parties in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval under applicable Law and to make any related filing shall be deemed not to violate this Section 12.14.

Section 12.15. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.16. Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 12.16.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.17. Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 12.18. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s fraud:

(a) this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, PubCo, Acquiror, Merger Sub 1 and Merger Sub 2 as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, commissioner, officer, employee, incorporator, member, partner, shareholder, Representative or Affiliate of the Company, PubCo, Acquiror, Merger Sub 1 or Merger Sub 2 and (ii) no past, present or future director, commissioner, officer, employee, incorporator, member, partner, shareholder, Representative or Affiliate of any of the foregoing (collectively, the “Non-Recourse Parties”) shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, PubCo, Acquiror, Merger Sub 1 or Merger Sub 2 under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 12.19. Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 11.2 or (y) in the case of claims against a Person in respect of such Person’s fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Acquisition Closing and each such representation, warranty, covenant, obligation, agreement and provision shall terminate and expire upon the occurrence of the Acquisition Effective Time (and there shall be no liability after the Acquisition Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Acquisition Closing and then only with respect to any breaches occurring after the Acquisition Closing and (b) this Article XII.

Section 12.20. Conflicts and Privilege.

(a) Acquiror, the Company, PubCo, Merger Sub 1 and Merger Sub 2, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Closing between or among (x) the Sponsor, the shareholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Bridgetown Group”), on the one hand, and (y) the Surviving Company and/or any member of the CompareAsia Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), that represented Acquiror and/or the Sponsor, and DLA Piper Singapore Pte. Ltd. that represented the Special Committee of the board of directors of Acquiror, prior to the Acquisition Closing may represent the Sponsor and/or any other member of the Bridgetown Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company and/or the Sponsor. Acquiror, the Company, Merger Sub 1 and Merger Sub 2, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the Bridgetown Group, on the one hand, and Skadden, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Bridgetown Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company, Merger Sub 1 or Merger Sub 2 prior to the Acquisition Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company.

(b) Acquiror, the Company, Merger Sub 1 and Merger Sub 2, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Closing between or among (x) the shareholders or holders of other equity interests of the Company, Merger Sub 1, Merger Sub 2 and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “CompareAsia Group”), on the one hand, and (y) the Surviving Company and/or any member of the Bridgetown Group, on the other hand, any legal counsel, including Kirkland & Ellis (“K&E”) that represented the Company prior to the Acquisition Closing may represent any member of the CompareAsia Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented Acquiror, the Company, Merger Sub 1 and/or Merger Sub 2 in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company. Acquiror, the Company, Merger Sub 1 and Merger Sub 2, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any other Transaction Documents or the transactions contemplated hereby or thereby) between or among the Company, Merger Sub 1, Merger Sub 2 and/or any member of the CompareAsia Group, on the one hand, and K&E, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the CompareAsia Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by the Surviving Company.

Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Acquisition Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Company.

Section 12.21. Special Committee Approval. No decision or determination shall be made, or action taken, by Acquiror under or with respect to this Agreement without first obtaining the approval of the Special Committee, including any decision to amend or waive any provision of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

BRIDGETOWN HOLDINGS LIMITED

By:	/s/ Matthew Danzeisen
Name: Matthew Danzeisen
Title: Director

MONEYHERO LIMITED

By:	/s/ Derek Fong
Name: Derek Fong
Title: Director

GEMINI MERGER SUB 1 LIMITED

By:	/s/ Derek Fong
Name: Derek Fong
Title: Director

GEMINI MERGER SUB 2 LIMITED

By:	/s/ Derek Fong
Name: Derek Fong
Title: Director

COMPAREASIA GROUP CAPITAL LIMITED

By:	/s/ Shaun Kraft
Name: Shaun Kraft
Title: Authorized Signatory

[Signature Page to Business Combination Agreement]

Annex B

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

MONEYHERO LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

MONEYHERO LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

1.	The name of the company is MoneyHero Limited (the “Company”).

2.

The registered office of the Company will be situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.

The authorised share capital of the Company is US$50,000 divided into 440,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each and 10,000,000 convertible preference shares of a nominal or par value of US$0.0001 each, provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

MONEYHERO LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to MoneyHero Limited (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Acquisition Closing Date” means the effective date of the merger of Gemini Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of the Company and CompareAsia Group Capital Limited, a Cayman Islands exempted company limited by shares pursuant to that certain Business Combination Agreement, dated as of [●] 2023 by and among the Company, Gemini Merger Sub 2 Limited, CompareAsia Group Capital Limited and other parties named therein.

“Affiliate” means:

(i) in relation to any specified Person that is a natural person, that Person’s relatives (being the spouse and children of such Person and any parent or siblings of such Person or spouse), any trust for the benefit of that Person and/or that Person’s relatives or estate, or any Person which is controlled, directly or indirectly, by that Person and/or that Person’s relatives (acting singly or together), and following the death of such Person, such Person’s estate;

(ii) in relation to any specified Person that is not a natural person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person; and

(iii) in addition, in the case of Mr. Li and his Affiliates, an “Affiliate” shall also include PCCW, any Initial Class B Shareholder and any Person in which more than 30% of the voting or economic rights are held, directly or indirectly, by (or by an Affiliate of) Mr. Li, and Mr. Li and each of his Affiliates shall also be an Affiliate of PCCW, any Initial Class B Shareholder and such specified Person;

provided that the Company and each of its Subsidiaries shall be deemed not to be Affiliates of the Bridgetown Investor. As used in this definition of “Affiliate”, the word “control” (including its correlative meanings, “controlled by”, “controlling” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means any legislation, statute, act, decree, rule, order, treaty, directive, regulation, subsidiary or subordinate legislation, code, judgment, order, statutory guidance note, circular, decree, directive, code of practice, notice or announcement or any other law (including common law, securities laws and regulations or listing rules), or any interpretation thereof, which is binding on a party which has been enacted, issued or promulgated by any Governmental Body or any order, judgment or decree of any court with jurisdiction over the relevant party.

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Board” means the board of Directors of the Company from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Bridgetown Investor” means Bridgetown LLC, a Cayman Islands limited liability company.

“Business Day” means a day on which banks are open for ordinary banking business in Hong Kong, Singapore, the Cayman Islands and New York (excluding Saturdays, Sundays and public holidays).

“Chairman” means chairman of the Board, who shall be elected and appointed by a majority of the Directors then in office.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Share” means a Class A ordinary share with a nominal or par value of $0.0001 each in the capital of the Company, including a fraction of such Class A ordinary share.

“Class B Share” means a Class B ordinary share with a nominal or par value of $0.0001 each in the capital of the Company, including a fraction of such Class B ordinary share.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Company’s Website” means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission, or which has otherwise been notified to the Shareholders.

“Commission” means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“Conversion Price” means, initially, US$8.110360 per Class A Share, as adjusted from and after the Acquisition Closing Date in accordance with Article 23.

“Deemed Subscription Price” means US$8.110360 per Preference Share.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including but not limited to the New York Stock Exchange and Nasdaq Capital Market.

“Directors” means the directors of the Company for the time being, including any duly appointed alternate, or as the case may be, the directors assembled as a board or as a committee thereof.

“electronic” has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

“electronic communication” means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“electronic record” has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

“Electronic Transactions Act” means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof.

“Exchange Act” means the Securities Exchange Act of 1934 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Governmental Body” means any foreign, federal, state, provincial, local or other court, governmental authority, tribunal, commission or regulatory body or self-regulatory body (including any securities exchange), or any political or other subdivision, department, agency or branch of any of the foregoing.

“Initial Class B Shareholders” means Bridgetown Investor, Daniel Wong, Samuel Altman, John R. Hass, In Joon Hwang, Kenneth Ng and Steve Teichman.

“Liquidation” means the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Mr. Li” means Mr. Li Tzar Kai, Richard.

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)

passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes Shares credited as paid up.

“PCCW” means PCCW Media International Limited.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Preference Share” means a convertible preference share with a nominal or par value of $0.0001 each in the capital of the Company, including a fraction of such convertible preference share.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Securities Act” means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)

passed by a majority of not less than two-thirds (2/3) of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Subsidiary” means, with respect to any specified Person, any person that is directly or indirectly through one or more intermediaries controlled by such specified person, provided that the Company and each of its Subsidiaries shall be deemed not to be Subsidiaries of the Bridgetown Investor. As used in this definition of “Subsidiary”, the word “control” (including its correlative meanings), “controlled by” and “controlling” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to USD (or $) and to a US cent or cents is reference to dollars of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)

any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.

The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

RIGHTS AND RESTRICTIONS ATTACHING TO CLASS A SHARES AND CLASS B SHARES

12.

Subject to the provisions of Article 17 through Article 24 and except as otherwise provided in these Articles (including Articles 14 to 16 and Article 89), the Class A Shares and Class B Shares have the same rights and powers, and rank pari passu (including as to dividends and distributions, and upon the occurrence of any Liquidation), share ratably and are identical in all respects and as to all matters.

13.	The Class B Shares shall only be held by the Initial Class B Shareholders and their respective Affiliates.

CONVERSION OF CLASS B SHARES

14.	Optional and Automatic Conversion of Class B Shares.

(a)

Each Class B Share is convertible into one (1) Class A Share (as adjusted for share subdivisions, share consolidations and similar transactions after the Acquisition Closing Date) at any time at the option of the holder thereof. In no event shall any Class A Shares be convertible into any Class B Shares.

(b)

Any number of Class B Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Shares in accordance with these Articles (as adjusted for share subdivisions, consolidations and similar transactions after the Acquisition Closing Date) upon the occurrence of any of the following:

(i)

any direct or indirect sale, transfer, assignment, or disposition of such Class B Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B Shares through voting proxy or otherwise, in each case to another Person that is not an Affiliate of such holder;

for the avoidance of doubt, (A) the creation of any pledge, charge, encumbrance, or other third party right of whatever description on any of Class B Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 14(b)(i) unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in a third party that is not an Affiliate of such holder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class B Shares, in which case all the related Class B Shares shall be automatically converted into the same number of Class A Shares; and (B) the assignment of voting power through a single proxy for the purposes of attending and voting at only one meeting (or any adjournment thereof) of the Company shall not result in any conversion of such Class B Shares into an equal number of Class A Shares under this Article 14(b)(i) or Article 14(b)(ii);

(ii)

the direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Shares that is an entity to any Person that is not an Affiliate of the such holder;

for the avoidance of doubt, (A) the creation of any pledge, charge, encumbrance, or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 14(b)(ii) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Affiliate of such holder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets; and (B) the assignment of voting power through a single proxy for the purposes of attending and voting at only one meeting (or any adjournment thereof) of a direct or indirect holder of Class B Shares shall not result in any conversion of such voting securities into an equal number of Class A Shares under Article 14(b)(i) or this Article 14(b)(ii).

(c)

Each Class B Share in issue shall be automatically and immediately converted into one (1) Class A Share (as adjusted for share subdivisions, consolidations and similar transactions after the Acquisition Closing Date) (i) at any time upon the holders of at least two-thirds (2/3) of the issued Class B Shares voting for or consenting to such conversion; or (ii) upon Mr. Li or any of his Affiliates ceasing to be the ultimate direct or indirect beneficial owner of any issued and outstanding Class B Shares.

15.

Any conversion of Class B Shares into Class A Shares pursuant to these Articles shall be effected by means of the automatic acquisition and cancellation by the Company of each relevant Class B Share and the immediate issuance of a Class A Share. Other than in connection with share subdivisions, consolidations or similar transactions, the Company shall not issue any additional Class B Shares.

16.

The Company shall at all times reserve and keep available out of its authorised but unissued Class A Shares, solely for the purpose of effecting the conversion of Class B Shares, such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all issued and outstanding Class B Shares; and if at any time the number of authorised but unissued Class A Shares shall not be sufficient to effect the conversion of all then-issued and outstanding Class B Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorised but unissued Class A Shares by such number as shall be sufficient for such purpose.

PREFERENCE SHARES

17.

In the event of any Liquidation, the holders of Preference Shares then issued and outstanding shall, with respect to each Preference Share held by such holder, be entitled to receive, prior to any distribution to the holders of the Class A Shares, Class B Shares or any other class or series of Shares, such liquidation preference in an amount equal to the higher of (a) 100% of the Deemed Subscription Price, as adjusted for share dividends, share subdivisions, share consolidations, recapitalizations or similar events and (b) the aggregate value that such holder would have received with respect to such Preference Share had all holders of Preference Shares, immediately prior to such Liquidation, converted all Preference Shares then issued and outstanding into Class A Shares at the applicable Conversion Price then in effect in accordance with provisions of Articles 20, 21 and 23 (the aggregate amount of such liquidation preference with respect to all Preference Shares is referred to as the “Preference Amount”).

18.

If upon any Liquidation the remaining assets of the Company available for distribution to the Shareholders shall be insufficient to pay the holders of the Preference Shares the full Preference Amount pursuant to Article 17, (a) the holders of the Preference Shares shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective portion of the full Preference Amount which would otherwise be payable to each holder in respect of such holder’s Preference Shares upon such Liquidation if all amounts payable on or with respect to such Preference Shares were paid in full, and (b) the Company shall not make or agree to make, or set aside for the benefit of the holders of Class A Shares or Class B Shares, any payments to the holders of Class A Shares or Class B Shares.

19.

Each holder of issued and outstanding Preference Shares shall be entitled to vote with holders of issued and outstanding Class A Shares and Class B Shares, voting together as a single class, with respect to any and all matters presented to the Shareholders for their action or consideration (whether at an annual or extraordinary general meeting of the Company, by written action of shareholders in lieu of a meeting or otherwise) pursuant to the provisions of Article 89 through Article 98, except as provided by law. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all Class A Shares into which the Preference Shares held by the applicable holder could be converted) shall be rounded down to the nearest whole number. Each holder of issued and outstanding Preference Shares shall be entitled to notice of all annual or extraordinary general meetings of the Company (or requests for written consent) in accordance with these Articles.

20.

Subject to these Articles (including Article 23), at any time and from time to time after the Acquisition Closing Date, any holder of Preference Shares shall have the right by written election to the Company to convert all or any portion of the issued and outstanding Preference Shares held by such holder into such number of Class A Shares as determined by dividing (a) the product of (x) the number of Preference Shares elected for conversion by such holder multiplied by (y) the Deemed Subscription Price, by (b) the Conversion Price in effect immediately prior to such conversion.

21.

Any conversion of Preference Shares into Class A Shares pursuant to these Articles shall be effected by means of the automatic acquisition and cancellation by the Company of the relevant Preference Shares and the immediate issuance of the relevant number of Class A Shares calculated in accordance with these Articles on an as-converted basis (after aggregating all Class A Shares into which the Preference Shares held by the applicable holder could be converted), rounded down to the nearest whole number. Other than in connection with share subdivisions, consolidations or similar transactions, the Company shall not issue any additional Preference Shares.

22.

The Company shall at all times reserve and keep available out of its authorised but unissued Class A Shares, solely for the purpose of effecting the conversion of Preference Shares, such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all issued and outstanding Preference Shares; and if at any time the number of authorised but unissued Class A Shares shall not be sufficient to effect the conversion of all then-issued and outstanding Preference Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorised but unissued Class A Shares by such number as shall be sufficient for such purpose.

23.	The Conversion Price and the number of Class A Shares issuable on conversion of the Preference Shares shall be subject to adjustment from time to time as provided in this Article 23.

(a)

In case the issued and outstanding Class A Shares shall be subdivided (whether by share subdivision, recapitalization or otherwise) into a greater number of Class A Shares or consolidated (whether by consolidation, reverse share subdivision or otherwise) into a lesser number of Class A Shares, as applicable, then the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision or consolidation becomes effective shall be adjusted to equal the product of the Conversion Price in effect on such date and a fraction, the numerator of which shall be the number of Class A Shares issued and outstanding immediately prior to such subdivision or consolidation and the denominator of which shall be the number of Class A Shares issued and outstanding immediately after such subdivision or consolidation. Such adjustment shall become effective retroactively to the close of business on the day upon which such subdivision or consolidation becomes effective.

(b)

In case the Company shall pay or make a dividend or other distribution on Class A Shares payable in Class A Shares (in which case, for the avoidance of doubt, the holders of Preference Shares shall not participate), the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of Class A Shares issued and outstanding at the close of business on the record date fixed for such determination and the denominator of which shall be the sum of such number of Class A Shares issued and outstanding at the close of business on the record date fixed for such determination and the total number of Class A Shares constituting such dividend or other distribution. Such reduction shall become effective retroactively to a date immediately following the record date for the determination of the holders entitled to such dividends and distributions.

(c)

If there shall occur any reclassification, statutory exchange, reorganization, recapitalization, consolidation or merger involving the Company with or into another Person (excluding a merger solely for the purpose of changing the Company’s jurisdiction of incorporation or domicile) (a “Reorganization Event”), then following any such Reorganization Event, each Preference Share shall remain issued and outstanding and be convertible, at the option of the holder thereof, into the number, kind and amount of securities, cash or other property which a holder of such Preference Share would have received in such Reorganization Event had such holder converted its Preference Shares into the applicable number of Class A Shares immediately prior to the effective date of the Reorganization Event using the Conversion Price applicable immediately prior to the effective time of the Reorganization Event; and, in such case, appropriate adjustment shall be made in the application of the provisions in this Article 23 set forth with respect to the rights and interest thereafter of the holders, as determined on a reasonable basis in good faith by the Board, to the end that the provisions set forth in this Article 23 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably practicable, in relation to any shares or other property thereafter deliverable upon the conversion of the Preference Shares. The Company (or any successor thereof) shall, no less than ten (10) Business Days prior to the occurrence of any Reorganization Event, provide written notice to the holders of Preference Shares of such occurrence of such expected event and of the kind and amount of the cash, securities or other property that each Preference Share will be convertible into under this Article 23(c). Failure to deliver such notice shall not affect the operation of this Article 23(c).

(d)

In case any event or circumstance shall occur as to which the provisions of Article 23(a) through Article 23(c) above are not strictly applicable, but the failure to make any adjustment to the Conversion Price would not fairly and equitably in the good faith reasonable determination of the Board protect the conversion rights of the Preference Shares in accordance with the essential intent and principles hereof, then, in each such case, the Board, acting reasonably and in good faith, shall determine the appropriate adjustment to be made, on a basis consistent with the essential intent and principles established in Article 23(a) through Article 23(c) above necessary to preserve, without dilution, the conversion rights of the Preference Shares.

(e)

Full effect will be given to the provisions of Article 23(a) to Article 23(d), as and when occasions of their application arise and in such manner that the effects of the successive applications of them are cumulative and without prejudice to each other.

(f)	No adjustment in the Conversion Price shall reduce the Conversion Price below the then par value of Class A Shares.

(g)	The Company shall:

(i)

as promptly as reasonably practicable following any adjustment of the Conversion Price, furnish to each holder of record of Preference Shares at the address specified for such holder in the Register (or at such other address as may be provided to the Company in writing by such holder) a certificate setting forth in reasonable detail such adjustment, the facts upon which it is based and the calculation thereof; and

(ii)

as promptly as reasonably practicable following the receipt by the Company of a written request by any holder of Preference Shares, furnish to such holder a certificate setting forth the Conversion Price then in effect and the number of Conversion Securities or the amount, if any, of other shares, securities or assets then issuable to such holder upon conversion of the Preference Shares held by such holder.

24.

Without prejudice to Articles 17 and 18, if any dividends or other distributions are declared or paid in cash or other assets (except dividends or other distributions payable in Class A Shares) by the Board or the Company on Class A Shares pursuant to these Articles, each holder of Preference Shares shall be entitled to, with respect to all Preference Shares held by such holder, such amount of dividends or other distributions that such holder would receive had such holder converted all its Preference Shares into the applicable number of Class A Shares immediately prior to the record date for the determination of the holders entitled to such dividends or distributions. With respect to any payment of dividends or other distributions of assets pursuant to the foregoing, all of the Preference Shares shall rank pari passu with the Class A Shares and Class B Shares in issue from time to time.

MODIFICATION OF RIGHTS

25.

Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors in accordance with these Articles) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one (1) vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

26.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

27.

No Person shall be entitled to a certificate for any or all of his Shares, unless the Directors shall determine otherwise. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

28.	Every share certificate of the Company shall bear legends required under the Applicable Laws, including the Securities Act.

29.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

30.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

31.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

32.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

33.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

34.

The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

35.

For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

36.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

37.

The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

38.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

39.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

40.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

41.

The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

42.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

43.

If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

44.

The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

45.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

46.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

47.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

48.

A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

49.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the

Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

50.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

51.

Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant securities laws, any Member may transfer all or any Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The instrument of transfer shall and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

52.	The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

53.

Subject to the rules of any Designated Stock Exchange on which the Shares in question may be listed and to any rights and restrictions for the time being attached to any Share, the Directors shall not unreasonably decline to register any transfer of Shares, and shall upon making any decision to decline to register any transfer of Shares assign an appropriate reason therefor. If the Directors refuse to register a transfer of any Share the Secretary shall, within two (2) months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal, including the relevant reason for such refusal. For the avoidance of doubt, it shall not be unreasonable for the Directors to decline to register any transfer of a Share if such transfer would breach or cause a breach of: (i) the rules of any Designated Stock Exchange on which the Shares may be listed; or (ii) applicable law or regulation at such times and for such periods as the Directors may from time to time determine.

54.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of any Designated Stock Exchange on which the Shares in question may be listed, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

55.

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

56.

Notwithstanding any other provision of these Articles, no holder of Preference Shares may, without the prior written consent of the Company, sell, transfer, tender, pledge, assign or otherwise dispose of, directly or indirectly, any of the Preference Shares held by such holder. Any action attempted to be taken in violation of the preceding sentence shall be null and void. The Company may notify its transfer agent or such other Person with the responsibility for maintaining the Register that there is a stop transfer order with respect to any transfer of Preference Shares in violation of this Article 56.

TRANSMISSION OF SHARES

57.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

58.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

59.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

60.

The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

61.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

62.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)

subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

63.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

64.	Subject to the Companies Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

65.

The holder of the Shares being purchased shall be bound to deliver to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

66.

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

67.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

68.

The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

69.

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

70.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

71.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

72.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

73.	The Directors may, whenever they think fit, convene a general meeting of the Company.

74.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

75.

General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least 7.5 percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than twenty-one (21) days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than forty-five (45) days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

76.

If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

77.

At least fourteen (14) clear days’ notice in writing counting from the date of service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the business to be considered at the meeting, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

78.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

79.

All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

80.

No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

81.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, shall stand adjourned to a date falling within thirty (30) days of the initial general meeting, at the same time and place, and at least fourteen (14) days’ notice shall be given to all Shareholders in relation to such adjourned meeting, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the meeting shall be dissolved.

82.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone, videoconference telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

83.	The Chairman shall preside as chairman at every general meeting of the Company.

84.

If there is no such Chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Shareholders present in person or by proxy shall by a simple majority vote choose any Person present to be chairman of that meeting.

85.	The chairman may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

86.	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

87.	A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

88.	In the case of an equality of votes on a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

VOTES OF SHAREHOLDERS

89.

Subject to any rights and restrictions for the time being attached to any Share, on a poll, (a) each Class A Share shall be entitled to one (1) vote on all matters subject to a vote of the Shareholders, (b) each Class B Share shall be entitled to ten (10) votes on all matters subject to a vote of the Shareholders and (c) each Preference Share shall be entitled to a number of votes equal to the number of Class A Shares (rounded down to the nearest whole number) into which such Preference Share is convertible pursuant to Article 20 as of the record date for such vote or written resolutions or, if there is no specified record date, as of the date of such vote or written resolutions.

90.	Subject to Article 25, the Class A Shares, the Class B Shares and the Preference Shares will vote together as a single class on all matters subject to a vote of the Shareholders.

91.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

92.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

93.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

94.	On a poll votes may be given either personally or by proxy.

95.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

96.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

97.

The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

98.

An Ordinary Resolution or a Special Resolution in writing signed by all Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

DEPOSITARY AND CLEARING HOUSES

99.

If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to vote individually.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

100.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DIRECTORS

101.

Subject to these Articles, the Board shall consist of no more than nine (9) Directors, unless otherwise determined by the Company in general meeting. The exact number of Directors shall be determined from time to time by the Board.

102.

The Board shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board. To the extent the Chairman is not present at a meeting of the Board within fifteen (15) minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

103.	The following terms shall apply to the appointment and removal of a Director:

(a)	The Company may by Ordinary Resolution appoint any Person to be a Director.

(b)

The Board may, by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, appoint any person as a Director, to fill a vacancy on the Board arising from the office of any Director being vacated in any of the circumstances described in Article 124, or as an addition to the existing Board.

(c)

An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

104.

A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

105.

The Board may, from time to time, and except as required by Applicable Law or the rules of any Designated Stock Exchange on which the Shares may be listed, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

106.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

107.	There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

108.

The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR

109.

Any Director may in writing from time to time and at any time appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

110.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

111.

The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

112.

The Directors may appoint any Person to be a Secretary (and if needed, an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

113.	Committees

(a)

Subject to these Articles, the Directors may delegate any of their powers to committees consisting of such number of Directors as they deem fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors and when establishing any committee the Board shall approve the terms of reference and scope of authority of such committee. Save as otherwise provided in this Article 113, proceedings of any committee of the Board shall be conducted in the same manner as proceedings of the Board. The Company’s committees shall initially comprise of:

(b)	Audit Committee

(i)	An audit committee (the “Audit Committee”) to operate in accordance with the terms of reference of that committee as approved by the Board.

(ii)	The Audit Committee shall meet the independence and experience requirements set forth in Rule 10A–3 under the Exchange Act and in the listing standards of the Designated Stock Exchange.

(iii)	The Board or any two (2) members of the Audit Committee may from time to time convene a meeting of the Audit Committee.

(iv)	The quorum necessary for the transaction of the business of the Audit Committee shall be the presence in person, or by proxy, of at least the majority in number of the members of the Audit Committee.

(c)	Nominating and Corporate Governance Committee

(i)	A nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) to operate in accordance with the terms of reference of that committee as approved by the Board.

(ii)

From time to time, the Nominating and Corporate Governance Committee can recommend for the Board’s approval policies regarding the appointment, retirement, termination and tenure of Directors and related aspects.

(iii)	The Nominating and Corporate Governance Committee shall meet the independence requirements set forth in the listing standards of the Designated Stock Exchange.

(iv)	The Board or any two (2) members of the Nominating and Corporate Governance Committee may from time to time convene a meeting of the Nominating and Corporate Governance Committee.

(v)

The quorum necessary for the transaction of the business of the Nominating and Corporate Governance Committee shall be the presence in person, or by proxy, of at least the majority in number of the members of the Nominating and Corporate Governance Committee.

(d)	Compensation Committee

(i)	A compensation committee (the “Compensation Committee”) to operate in accordance with the terms of reference of that committee.

(ii)	The Compensation Committee shall meet the independence requirements set forth in the listing standards of the Designated Stock Exchange.

(iii)	The Board or any two (2) members of the Compensation Committee may from time to time convene a meeting of the Compensation Committee.

(iv)

The quorum necessary for the transaction of the business of the Compensation Committee shall be the presence in person, or by proxy, of at least the majority in number of the members of the Compensation Committee.

114.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

115.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

116.

Subject to Article 113, the Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

117.

Subject to Article 113, the Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

118.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

119.

The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

BORROWING POWERS OF DIRECTORS

120.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

121.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

122.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

123.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

124.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	is removed from office by Ordinary Resolution;

(e)	is removed from office by notice addressed to him at his last known address and signed by all of his co-Directors (not being less than two (2) in number); or

(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

125.

The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a simple majority vote of the Directors present and voting at the meeting. In case of an equality of votes the Chairman (if any) shall not have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

126.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone, videconference or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting. A meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

127.

Each of the Directors shall be entitled to receive not less than five (5) Business Days’ written notice of all meetings of the Directors (or such shorter period of notice, or without notice, in respect of any particular meeting as may be agreed jointly by all the Directors) specifying the date (which shall be a Business Day), time and place of the meeting and shall be accompanied by a detailed agenda in respect of the business to be transacted thereat, together with any materials required for such meeting.

128.

The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

129.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

130.

Subject to these Articles, a Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

131.

Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

132.	The Directors shall cause minutes to be made in books or loose-leaf folders, or stored in electronic or digital form, for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

133.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

134.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

135.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

136.

The Chairman shall preside as chairman at every meeting of the Board, but if no such Chairman is elected, or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

137.

Subject to any regulations imposed on it by the Directors and these Articles, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

138.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall not have a second or casting vote.

139.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

140.

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

141.

Without limiting Article 140 and subject to these Articles and any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

142.

The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

143.

Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

144.

The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

145.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

146.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

147.	No dividend shall bear interest against the Company.

148.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

149.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

150.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

151.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

152.

The accounts relating to the Company’s affairs shall only be audited if the Directors so determine and/or if required by any applicable law, rule, regulation or regulatory authority, in which case the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

153.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

154.

Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

155.

The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

156.

The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

157.	Subject to the Companies Act and these Articles, the Directors may:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

158.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

159.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

160.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

161.

Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

162.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission by electronic mail or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

163.

Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

164.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

165.

Subject to the relevant laws, rules and regulations applicable to the Company, no Shareholder shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Shareholders to communicate to the public.

166.

Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

167.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

168.	No Indemnified Person shall be liable (and an Indemnified Person shall be indemnified by the Company as described in Article 167 if any person holds such Indemnified Person liable):

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

NON-RECOGNITION OF TRUSTS

169.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

170.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

171.

Subject to Articles 17 and 18, if the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

172.

Subject to Articles 17 and 18, if the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares (on an as converted to Class A Shares basis) held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

173.	Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

174.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

175.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

176.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

177.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

178.	The Company may merge or consolidate in accordance with the Companies Act.

179.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

180.

The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

EXCLUSIVE FORUM

181.

Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

182.

Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any questions regarding their existence, validity, formation or termination. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Shareholders, (iii) any action or petition asserting a claim arising pursuant to any provision of the Applicable Laws or these Articles including but not limited to any purchase or acquisition of Shares, securities or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company concerning its internal affairs. This Article shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, or the Exchange Act, as amended, or any other claim based on securities laws for which claim the federal district courts of the United States have exclusive jurisdiction.

183.

Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring depositary shares representing the Company’s shares issued pursuant to relevant deposit agreements, whether such acquisition be by transfer, sale, operation of law or otherwise, shall be deemed to have notice of, irrevocably agreed and consented to the provisions of this Article and Articles 181 and 182 above. Without prejudice to the foregoing, if any part of this Article, Articles 181 or 182 are held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected nor be impaired and this Article, Articles 181 and/or 182 shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion as may be necessary so as best to give effect to the intention of the Company.

Annex C

PLAN OF INITIAL MERGER

DATED

(1) GEMINI MERGER SUB 1 LIMITED

(2) BRIDGETOWN HOLDINGS LIMITED

PLAN OF MERGER

CLAUSE		PAGE

1.	DEFINITIONS AND INTERPRETATION	C-3

2.	PLAN OF MERGER	C-3

3.	VARIATION	C-6

4.	TERMINATION	C-6

5.	COUNTERPARTS	C-6

6.	GOVERNING LAW	C-6

THIS PLAN OF MERGER is made on _________________________

BETWEEN

(1)

Gemini Merger Sub 1 Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Surviving Company”); and

(2)

Bridgetown Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, Cayman Islands (the “Acquiror” or Merging Company” and together with the Surviving Company, the “Companies”).

WHEREAS

(A)

The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the business combination agreement dated                  between the Merging Company, MoneyHero Limited (“Pubco”), the Surviving Company, Gemini Merger Sub 2 Limited and CompareAsia Group Capital Limited (the “Merger Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Act (as amended) (the “Companies Act”).

(B)

The members of each of the Surviving Company and the Merging Company have adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(C)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company which shall continue to be named Gemini Merger Sub 1 Limited.

(c)	The registered office of the Surviving Company is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(d)	The registered office of the Merging Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(e)

From the Effective Date (defined below), the registered office of the Surviving Company shall be at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(f)	Immediately prior to the Effective Date, the authorised share capital of the Surviving Company is US$50,000 divided into 5,000,000 ordinary shares of nominal or par value of US$0.01 per share.

(g)

Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

2.2	Effective Date

In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Date”).

2.3	Terms and Conditions; Share Rights

(a)

The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement, in particular it is noted that from the time at which the Merger becomes effective on the Effective Date (the “Initial Merger Effective Time”):

(i)	the authorised share capital of the Surviving Company shall be US$50,000 divided into 5,000,000 ordinary shares of nominal or par value of US$0.01 per share;

(ii)

the holder of each ordinary share in the Merging Company that is issued and outstanding immediately prior to the Effective Time shall be entitled to receive merger consideration per Merging Company ordinary share in an amount specified in the Merger Agreement as follows:

(A)

Acquiror Units. Each Acquiror Unit (as defined in the Merger Agreement) issued and outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one Acquiror Class A Ordinary Share (as defined in the Merger Agreement) and one-third of an Acquiror Warrant (as defined in the Merger Agreement) in accordance with the terms of the applicable Acquiror Unit (the “Unit Separation”);

(B)

Acquiror Ordinary Shares. Immediately following the Unit Separation in accordance with the Merger Agreement, (A) each Acquiror Share (as defined in the Merger Agreement) (which, for the avoidance of doubt, includes the Acquiror Class A Ordinary Shares held as a result of the Unit Separation) issued and outstanding immediately prior to the Initial Merger Effective Time (other than (1) any Acquiror Class B Ordinary Shares (as defined in the Merger Agreement), (2) any Acquiror Shares specified in the Merger Agreement, (3) Redeeming Acquiror Shares (as defined in the Merger Agreement) and (4) Dissenting Acquiror Shares (as defined in the Merger Agreement)) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued PubCo Class A Ordinary Share and (B) each Acquiror Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued PubCo Class B Ordinary Share;

(C)

Working Capital Loans. Immediately following the Unit Separation in accordance with the Merger Agreement and immediately prior to the Initial Merger Effective Time, pursuant to the Working Capital Loan Capitalization (as defined in the Merger Agreement), (A) the aggregate outstanding amount of Working Capital Loans (as defined in the Merger Agreement) immediately prior to the Initial Merger Effective Time that is equal to or below the Working Capital Loan Cap (as defined in the Merger Agreement) shall automatically be cancelled and cease to exist in exchange for the right to receive a number of newly issued PubCo Class A Ordinary Shares that is equal the quotient obtained by dividing (x) the aggregate amount outstanding under such Working Capital Loans up to but not exceeding the Working Capital Loan Cap immediately prior to the Initial Merger Effective Time by (y)

10.00, without interest, subject to rounding pursuant to the Merger Agreement, whereupon Acquiror Lender (as defined in the Merger Agreement) shall cease to have any other rights in and to the portion of any Working Capitals Loan (as defined in the Merger Agreement) capitalised pursuant to the Merger Agreement, except as expressly provided therein;

(D)

Exchange of Acquiror Warrants. Each Acquiror Warrant (as defined in the Merger Agreement, which, for the avoidance of doubt, includes the Acquiror Warrants held as a result of the Unit Separation) outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Acquiror Ordinary Shares (as defined in the Merger Agreement) and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share;

(E)

Acquiror Treasury Shares. Subject to the Merger Agreement, if there are any Acquiror Shares that are held by the Merging Company as treasury shares or any Acquiror Shares held by any direct or indirect Subsidiary (as defined in the Merger Agreement) of the Merging Company immediately prior to the Initial Merger Effective Time, such Acquiror Shares shall automatically be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor;

(F)

Redeeming Acquiror Shares. Each Redeeming Acquiror Share issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the Acquiror Shareholder Redemption Amount (as defined in the Merger Agreement) in accordance with the memorandum and articles of association of the Merging Company;

(G)

Dissenting Acquiror Shares. Each Dissenting Acquiror Share issued and outstanding immediately prior to the Initial Merger Effective Time held by a Dissenting Acquiror Shareholder (as defined in the Merger Agreement) shall automatically be cancelled and cease to exist in accordance with the Merger Agreement and shall thereafter represent only the right to be paid the fair value of such Dissenting Acquiror Share and such other rights as are granted by the Companies Act; and

(H)

Surviving Company Share. The one (1) ordinary share of a nominal or par value of US$0.01 in the Surviving Company issued and outstanding immediately prior to the Initial Merger Effective Time shall continue to be issued and outstanding and held by Pubco and shall constitute the only issued and outstanding shares in the capital of the Surviving Company immediately following the Effective Time.

(b)

The memorandum and articles of association of the Surviving Company in effect immediately prior to the Effective Date, a copy of which is annexed at Annexure 2 hereto, shall continue to be the memorandum and articles of association of the Surviving Company on and from the Effective Date.

(c)	The rights and restrictions attaching to the shares in the Surviving Company are set out in the memorandum and articles of association of the Surviving Company.

(d)	The Cayman Islands and US tax status and elections of the Surviving Company shall continue.

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company from the Effective Date shall be:

(i)	; and

(ii)	.

(b)	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	VARIATION

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar; and

(b)

effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	TERMINATION

4.1

At any time prior to the Effective Date, this Plan of Merger may be terminated by the boards of directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	COUNTERPARTS

5.1

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Bridgetown Holdings Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of Gemini Merger Sub 1 Limited :	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

ANNEXURE 1

MERGER AGREEMENT

ANNEXURE 2

MEMORANDUM AND ARTICLES OF ASSOCIATION OF SURVIVING COMPANY

Annex D

May 24, 2023	PRIVATE & CONFIDENTIAL

Board of Directors

Special Committee to the Board of Directors of Bridgetown Holdings Limited

Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that Bridgetown Holdings Limited (the “Client” or the “Company” or “Bridgetown”) is contemplating a transaction whereby all of the outstanding equity interests of CompareAsia Group Capital Limited (“Hyphen” or the “Target”) will be exchanged for total “pre-money” consideration of $200.0 million, consisting of Stock Consideration of $200.0 million, where the “Stock Consideration” will consist of a number of newly issued shares of the surviving company’s common stock based on an enterprise value of $200.0 million divided by $10.00 per share.

Pursuant to an engagement letter dated February 23, 2023, the Special Committee to the Board of Directors of the Company (the “Board”) engaged Houlihan Capital as its financial advisor to render a written opinion, whether or not favorable, as to whether, as of the date of this Opinion, the Transaction is fair to the Company and the unaffiliated shareholders of the Company from a financial point of view.

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following:

•

Held discussions with certain members of Company management (“Company Management”) and Target management (“Target Management”) regarding the Transaction, the historical performance and financial projections of the Target, and the future outlook for the Target;

•	Review of information provided by Client and Target including, but not limited to:

•	Audited financial statements for Hyphen for the fiscal years ended December 31, 2020 through 2021;

•	Unaudited annual financial statements for Hyphen for the fiscal years ended December 31, 2019 through 2022;

•	Projected financial statements for Hyphen for the fiscal years ended December 31, 2023 through 2024;

•	Executed letter of intent between Bridgetown and Hyphen, effective December 31, 2022;

•	Draft Business Combination Agreement, delivered to Houlihan Capital as of April 27, 2023, by and among Hyphen and Bridgetown;

•	Hyphen Group investor presentation, dated December 2022;

•	Hyphen Group discussion materials presentation, dated April 2023;

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www.houlihan.com

Special Committee to the Board of Directors of Bridgetown Holdings Limited

May 24, 2023

Fairness Opinion - Confidential

•	Project Gemini indicative pricing presentation, prepared by Koru Partners Pte Ltd, dated April 20, 2023;

•	Hyphen Group corporate structure chart, as of December 20, 2022;

•	Cap table pro forma for the Transaction;

•

Discussed with Company Management and Target Management the status of current outstanding legal and environmental claims (if any) and confirmed that any potential related financial exposure has been properly disclosed;

•

Reviewed the industry in which the Target operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

•	Developed indications of value for the Target using generally accepted valuation methodologies; and

•	Reviewed certain other relevant, publicly available information, including economic, industry, and Target specific information.

Our analyses contained herein are confidential and addressed to, and provided exclusively for use by, the Special Committee. Our written opinion may be used (i) by the Special Committee in evaluating the Transaction, (ii) in disclosure materials to shareholders of the Company, (iii) in filings with the Securities and Exchange Commission (the “SEC”) (including the filing of the fairness opinion and the data and analysis presented by Houlihan Capital to the Special Committee), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Special Committee’s recommendation to its shareholders with respect to the adoption of the Transaction or how any shareholder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to the Opinion other than Houlihan Capital.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Target, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company Management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion. Company Management has represented: (i) that it directed

Special Committee to the Board of Directors of Bridgetown Holdings Limited

May 24, 2023

Fairness Opinion - Confidential

Houlihan Capital to rely on certain forecasted financial information prepared by Hyphen Management (the “Forecast”); (ii) the Forecast represents Hyphen Management’s good faith assessment of the projected future financial performance of the company on a base case scenario for the periods indicated therein; (iii) after conducting such due diligence as Company Management has deemed necessary or appropriate, Company Management has no reason to believe that Houlihan Capital should not rely upon the Forecast; (iv) Houlihan Capital had no role whatsoever in the preparation of the Forecast; (v) Houlihan Capital was not asked to provide an outside “reasonableness review” of the Forecast; (vi), the Company did not engage Houlihan Capital to audit or otherwise validate any of the Forecast’s underlying inputs and assumptions; and (vii) that Houlihan Capital accurately summarized and presented the Forecast. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies have been employed herein, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In arriving at the Opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether the Transaction is fair to the Company and the unaffiliated shareholders of the Company from a financial point of view. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of the Company, its shareholders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its shareholders, or any other party.

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the

Special Committee to the Board of Directors of Bridgetown Holdings Limited

May 24, 2023

Fairness Opinion - Confidential

information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals or affiliates, has any ownership or other beneficial interests in any party to the Transaction or any of their affiliates and has provided no previous investment banking or consulting services to any party to the Transaction or any of their affiliates. There is no current agreement between Houlihan Capital, its principals, or affiliates and any party to the Transaction or any of their affiliates providing for the provision of future services by Houlihan Capital, its principals, or any of its affiliates to or for the benefit of any party to the Transaction or any of their affiliates. Houlihan Capital was not requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the proposed Transaction, (ii) negotiate or recommend the terms of the proposed Transaction, or (iii) advise the Board with respect to alternatives to the proposed Transaction. Houlihan Capital was engaged on a fixed fee basis.

In an engagement letter dated February 23, 2023, the Company has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services relating to the Opinion.

As of the date hereof, it is Houlihan Capital’s opinion that the Transaction is fair to the Company and the unaffiliated shareholders of the Company from a financial point of view.

Respectfully submitted,

/s/ Houlihan Capital, LLC

Houlihan Capital, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Amended PubCo Articles shall provide for indemnification of PubCo’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.

PubCo will enter into indemnification agreements with its directors and executive officers, agreeing to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was its director or officer. Except with respect to expenses to be reimbursed by it in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1+	Business Combination Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, PubCo, Gemini Merger Sub 1, Gemini Merger Sub 2 and CompareAsia Group Capital Limited (included as Annex A to the proxy statement/prospectus).

3.1	Form of Second Amended and Restated Memorandum and Articles of Association of PubCo (included as Annex B to the proxy statement/prospectus).

3.2	Amended and Restated Memorandum and Articles of Association of PubCo in effect prior to Closing.

4.1	Specimen ordinary share certificate of PubCo.

4.2	Specimen warrant certificate of PubCo.

5.1	Form of Opinion of Walkers (Singapore) Limited Liability Partnership as to validity of ordinary shares and warrants of PubCo.

8.1*	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1+	Company Holders’ Support and Lock-Up Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, PubCo, CompareAsia Group Capital Limited and the other parties named therein.

10.2+	Sponsor Support and Lock-Up Agreement and Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, PubCo and CompareAsia Group Capital Limited.

10.3	Registration Rights Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC, PubCo and the undersigned parties listed as “Holders” thereto.

Exhibit Number	Description

10.4	Assignment, Assumption and Amendment Agreement, dated as of May 25, 2023, by and among Continental Stock Transfer & Trust Company, PubCo and Bridgetown Holdings Limited.

10.5	CGCL Class A Supplemental Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, CompareAsia Group Capital Limited and PubCo.

10.6	CGCL Class C Supplemental Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, CompareAsia Group Capital Limited and PubCo.

10.7	Form of PubCo Class A Warrant Instrument.

10.8	Form of PubCo Class C-1 Warrant Instrument.

10.9	Form of PubCo Class C-2 Warrant Instrument.

10.10+	PubCo Call Option Agreement, dated as of May 25, 2023, by and between PubCo and PCCW Media International Limited.

10.11+	Fee Letter, dated May 25, 2023, issued by Bridgetown LLC and BTN Investments LLC to PubCo and CompareAsia Group Capital Limited.

10.12+	Working Capital Loan Capitalization Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC and CompareAsia Group Capital Limited.

10.13*	PubCo Equity Plan.

10.14+	Loan Note Purchase Agreement, dated October 14, 2022, by and among CompareAsia Group Capital Limited and the holders signatory thereto.

10.15+	Amendment to Loan Note Purchase Agreement, dated December 21, 2022, by and among CompareAsia Group Capital Limited and the holders signatory thereto.

10.16	Deed Poll, dated October 14, 2022.

10.17	Supplemental Deed in relation to Deed Poll dated October 14, 2022, dated December 21, 2022.

10.18	Second Supplemental Deed in relation to Deed Poll dated October 14, 2022, as amended and supplemented by a supplemental deed dated December 21, 2022, dated May 25, 2023.

21.1	List of subsidiaries of PubCo.

23.1*	Consent of WithumSmith+Brown, PC.

23.2*	Consent of Ernst & Young.

99.1*	Form of Proxy Card.

99.2*	Consent of Prashant Aggarwal (director nominee) to be named as a director.

99.3*	Consent of Marc Syz (director nominee) to be named as a director.

99.4*	Consent of Martin Baumann (director nominee) to be named as a director.

107*	Filing fee table.

*	To be filed by amendment.
+	Schedules and annexes have been omitted.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of     , on                 , 2023.

MoneyHero Limited

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints                  acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of MoneyHero Limited, and to file the same, with all exhibits thereto, and other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Kenneth Chan	Director	, 2023

Derek Fong	Director	, 2023

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of PubCo, has signed this registration statement in the City of                 , State of                 , on                 , 2023.

By:
Name:
Title:	Authorized Representative